Form 10-K405, Exhibit 13
FMC CORP
filed 1995-03-29
CIK 37785

Financial Summary
--------------------------------------------------------------------------------
(In millions, except                        1994      1993      Change
employee and stockholder data)
--------------------------------------------------------------------------------
Sales
In the United States                        $2,045.0     $2,082.4     -2%
Outside the United States                    1,965.8      1,671.5     18%
--------------------------------------------------------------------------------
  Total sales                               $4,010.8     $3,753.9      7%
================================================================================

Income
Income from continuing operations before
  restructuring and other charges, interest
  and taxes, net of minority interests(1)   $  311.4     $  272.7     14%
--------------------------------------------------------------------------------
Income from continuing operations before
  restructuring and other charge(1) (2)*    $  173.4     $  164.3      6%
--------------------------------------------------------------------------------
Restructuring and other charges*            $     --     $  123.3     --
--------------------------------------------------------------------------------
Income from continuing operations(2)*       $  173.4     $   41.0    323%
================================================================================

Financial data
Common stock price range                    $  65-45 1/2 $  53-41 1/2
--------------------------------------------------------------------------------
Capital expenditures                        $  356.0     $  244.5
--------------------------------------------------------------------------------
Research and development expenditures       $  166.8     $  149.2
--------------------------------------------------------------------------------
At December 31    Operating working capital    (36.1)       (50.8)
                  Number of employees         21,344       20,696
                  Number of stockholders      12,438       13,180
--------------------------------------------------------------------------------
Return on investment and primary earnings per share for income from continuing operations are shown in the bar charts.
--------------------------------------------------------------------------------

   *Presented on an after-tax basis.

(1) Supplemental financial information. Income before restructuring and other charges, and related earnings per share and return on investment, should not be considered in isolation nor as alternatives for income from continuing operations or as the sole measures of the company's profitability.

(2) 1993 before after-tax extraordinary charge of $(4.7) million, or $(0.13) per share, related to the restructuring of debt.

(3) Return on investment = Income from continuing operations plus after-tax interest expense on debt
                           -------------------------------------------------------------------------
                           Average of stockholders' equity plus total debt


Italicized brand names used throughout this report are trademarks of FMC Corporation or its subsidiaries.


Return on Investment(1)(3)
   24%
                    20.6
              19.1
                          18.4
   18%
        17.2                    17.9


   12%
               7.8
   6%

   0%
          94    93    92    91    90

Earnings Per Share(1)
   $6

                             5.23
   $5
         4.66      4.45                4.77      4.30

   $4

   $3

   $2

                   1.11
   $1

   $0
           94        93       92         91        90
--------------

(1) 1993 includes after-tax restructuring and other charges of $123.3 million, or $3.34 per share.

(3) 1993 before after-tax restructuring and other charges of $123.3 million, or $3.34 per share.

Message to Shareholders

Our 1994 performance reflects the strength of FMC's businesses, the initial results from our growth efforts and the early results from our restructuring. Our operating income was 14 percent higher, to $311 million from $273 million last year, while earnings per share increased to $4.66 from $4.45. We achieved these results despite an $81 million decline in our defense and gold earnings, and while covering a 12 percent increase in research and development spending, to $167 million. We invested more than $370 million in acquisitions and capital expenditures.

  Most importantly, we increased the value of our shareholders' investments in FMC. Our stock increased 22.5 percent compared with a 1.3 percent gain for the Standard & Poor's Composite--500 Stock Index and an 8.3 percent loss for the Dow Jones Diversified Industrials Index.

  As I emphasized last year--and as I'll continue to emphasize at every opportunity--our mission is to continue to increase value for our shareholders. As a company, we're confident we can provide superior returns for several reasons:

. We have strong, competitive positions in solid businesses.

. We are making investments in these businesses that provide returns above our cost of capital.

. We have superior management throughout the company whose strong analytical approach to decision-making will keep us focused on our goal.

. We are supplementing our focus on strong operations with more emphasis on growth, which we believe will lead directly to maximizing shareholder value.

Solid Performance

Our Performance Chemicals businesses delivered strong results and promise even greater worldwide growth throughout this decade. Cost improvements and volume increases in Industrial Chemicals drove profit increases. Continued volume growth and the resulting improved outlook for pricing position us for additional increases over the next several years. Our Machinery and Equipment business showed improved



           [PHOTO OF LARRY D. BRADY AND ROBERT N. BURT APPEARS HERE] sales and earnings, reflecting restructuring and repositioning efforts, as well as growth through acquisitions. These gains offset the declines in defense and gold, two of our previously highest-return businesses.

  On average, FMC's businesses lag movements in the economy. Therefore, FMC will benefit from the market recovery over the next few years.

The Challenges of Change

Achieving growth has demanded a change in the way we're running the company.

  The most fundamental change is increased focus on the external environment-- strengthening our market positions by serving our customers better and by improving our understanding of competitive dynamics. External focus needs to be the driving factor--not processes that too often focused management efforts inward rather than on the more important challenges of satisfying customers and creating competitive advantages. Line management should be--and now is--more focused on achieving competitive advantage.

  As part of our efforts to achieve greater staff resource efficiency and concentrate that resource at operations, we realigned our worldwide support staff, reducing head count by approximately 30 percent in the process. Most of the reductions have taken place, with about half of the eventual dollar savings realized in 1994 results. In conjunction with other restructuring activities, this move will eliminate approximately $70 million in costs on an annual basis compared with our 1993 base.

  We also are changing our compensation system--focusing our management on longer-term objectives through a three-year incentive program that will reward our managers who achieve breakthrough performance with increased incentives. We will further align the interests of employees and shareholders by providing greater payout to employees in FMC stock.

Financial Strength and Flexibility

While our change efforts continue, I want to highlight an unchanging tenet of how we run the company--our analytical approach toward decision making. This approach has been a major factor in our enviable return on investment record. Over the last decade, FMC has earned returns that place us within the top quartile of the Standard & Poor's 400--not occasionally, or even frequently, but every single year. Fewer than 10 percent of U.S. corporations can make this claim.

  We've applied our analytical approach to our significantly increased acquisition effort. Since 1992 we have invested more than $275 million on acquisitions and partnerships. Our Process Additives business, several energy and transportation businesses, and our new partnership, United Defense, L.P., have been added through this effort. The acquisitions currently are contributing to FMC sales at a level of 1.5 times their purchase prices. The cash flow from the machinery businesses we acquired in 1993 already has covered their purchase prices--a one-year payback--and the chemical business acquisition is generating more than $20 million in cash flow annually before capital expenditures. Likewise, United Defense is prospering as a combined entity even better than we had hoped.

  Our growth efforts are supported by financial flexibility and access to capital to finance these opportunities. In 1993, FMC reclaimed its investment-grade status with both Standard & Poor's and Moody's investment rating services. Last year, Standard & Poor's moved up our credit rating another notch. Included in our debt position is a public financing completed late last year, which raised $90 million of tax-exempt money for a soda ash cost reduction project in Wyoming. We issued 30-year debt at an average rate of 6.95 percent--a spread approximately 50 basis points below Treasuries at the time.

Strategies for Growth

I've talked about the changes under way at FMC and about our financial strengths. But what about growth? And why growth?

  As our long-time shareholders know, in the 1980s, we returned cash to our share-holders through dividends, share repurchases and, ultimately, a recapitalization in 1986. Today, we believe that continuing to extract value from restructuring, downsizing and increasing the asset utilization of our businesses must be supplemented with increased emphasis on growth to build shareholder value. Our opportunities and our strategies focus on building on our strong foundation of current businesses. The operating review in this report details the efforts under way to implement our growth strategies. Highlights follow.

Strategy: continuing to run our businesses superbly.

We are zealous about running our businesses well and growing based on the improved margins that result from continuously increasing productivity. For example, our Industrial Chemicals operations have identified significant cost reduction opportunities, and are investing technical and management resources and making the capital expenditures needed to capture these opportunities. Low-cost position is a primary driver of competitive advantage for these businesses.

Strategy: globalizing our businesses.

We established significant overseas staffs to ensure that we identify and capitalize on our global opportunities. We have vice presidents in Europe, the Far East and Latin America, and we have just based our Food Machinery Group manager in Europe. The proportion of our sales outside the United States grew to 49 percent in 1994, up from 45 percent in 1993.

Strategy: developing new products and markets.

We are aggressively developing two exciting, new herbicides in our Agricultural Products business, as well as new applications for our Specialty Chemicals in food processing and pharmaceutical markets. In addition, we have won almost all of the major new U.S. Army programs in combat tracked vehicles.

Strategy: acquiring businesses and technologies in markets we understand.

We plan to be even more active in implementing this strategy, much like our energy business, where we've built superior market positions in oil field equipment based on our internal efforts and acquisitions.

Strategy: getting, developing and keeping more than our fair share of the best people.

FMC employees are the nucleus of our


FMC Investor Highlights

. Return on investment is at the top quartile of the Standard & Poor's 400 every year since 1984.

. Cash flow is 16 percent of share price.

. The economic upturn promises market leverage.

. A recently completed restructuring reduces costs $70 million annually from 1993 levels.

. A focus on global growth through capital investments and cost improvements is already showing results.

. As owners of about 25 percent of FMC, employees are motivated to increase shareholder value.

efforts and are absolutely vital to our success. All companies talk about this, and it's difficult to discuss without sounding trite. But at FMC, we are working toward creating a multi-cultural environment where every employee is challenged by his or her job and becomes a valued, contributing member of the team. Within that environment, we want to encourage different perspectives and different approaches, because only then will we produce superior business results.

Management Changes

We made a number of executive changes in 1994, and we have a management team in place dedicated to achieving our goals.

  Bill Beck has left Brussels and his role as head of FMC Europe and the Chemical Products Group, returning to Chicago as executive vice president and taking over our global regional organization, corporate development and executive marketing efforts.

  Alfredo Bernad, formerly managing director of Chemical Products Europe, was elected vice president, heading FMC Europe and continuing as managing director of FMC Foret.

  We were fortunate to have convinced Mike Callahan to join FMC as executive vice president and chief financial officer. He comes from Whirlpool Corporation, where he held a similar position. He brings us a new level of expertise in the global financial area, particularly in financial and investment banking, with solid experience in acquisitions and growth-related strategies.

  Charlie Cannon was elected vice president and heads our Food Machinery Group, now headquartered in Europe. Charlie brings solid operating experience to his new role.

  Mike Murray succeeds Larry Holleran as FMC's vice president of human resources as Larry approaches retirement in early 1996. Mike has worked in our chemical, defense and machinery businesses, and most recently was European human resources director, based in Brussels.

  We also elected Cheryl Francis as vice president. Cheryl is FMC's treasurer, and has a broad-based background in finance.

  We are pleased to welcome Albert J. Costello to our board of directors. As the retired chairman and CEO of American Cyanamid, Al is a seasoned executive who brings us significant experience in the pharmaceutical, chemical and pesticides industries.

Outlook

We are optimistic as we enter 1995, given what we see as a continuing strong economy, good momentum in most of our businesses and an initial payoff from some of our recent investments. The fundamental reason for our optimism, however, is the strong cadre of FMC employees who accomplished so much in 1994. We're confident that they will improve on that superb performance in 1995 and beyond.

  I'm sure our FMC shareholders join me in saying to all FMC employees: "Thanks. Well done. Keep up the good work."


[SIGNATURE OF ROBERT N. BURT APPEARS HERE]
Robert N. Burt
Chairman of the Board and
Chief Executive Officer
March 1, 1995

President's Letter

FMC delivered a strong performance in 1994.

  Sales were up 7 percent to $4 billion, and income from operations before interest and taxes and net of minority interest increased 14 percent to $311 million, including a $6 million charge for the effects of the December Mexican peso devaluation. Our growth in Performance Chemicals, Industrial Chemicals and Machinery and Equipment more than offset expected declines in profits from Defense and Precious Metals.

  Our results were driven by improving markets worldwide, the initial effects of our corporate staff restructuring and our progress in implementing key strategies for growth.

Growing our businesses

Our efforts to grow our businesses through internal development, acquisitions and global expansion have provided the tools we need to work more effectively with our customers as they undergo dramatic change in their own industries. These growth efforts are not only increasing revenues and expanding our markets, they are also strengthening the base of our existing businesses.

  Our Agricultural Products business has built a solid base for the future with the addition of new crop labels for existing products, including Command herbicide and Capture insecticide-miticide, that have taken us into new markets and will contribute significantly to sales and earnings in the coming years...Specialty Chemicals is establishing a new source of lithium in Argentina that will assure us of a low-cost supply for at least 40 years. And as our food and pharmaceutical industry customers outsource more of their research and development work, our Pharmaceutical business heightened its applications research capabilities to position FMC as a value-added supplier of choice...In the Industrial Chemicals business, we are embarking upon an expansion for soda ash production in Green River, Wyoming, using low-cost, proprietary technology that reduces soda ash manufacturing costs 30 to 40 percent from conventional manufacturing...

  Targeted acquisitions in our Energy Equipment business not only will increase revenues, but also expand our capabilities to provide a broad portfolio of products and services that our energy customers need as they restructure their businesses... In our Transportation Equipment line, our acquisition of Jetway puts FMC at the forefront of the trend toward integrated gate systems that provide additional services to the aircraft via the bridge. The acquisition also strengthened our customer base beyond airlines to include airports and provides our line of cargo loaders and deicers access to this broader market...Food Machinery has emerged as a stronger business by refocusing on its core businesses in a consolidating market. Our licensing agreement with TechniCal brings us process control technology that reinforces our market strength in sterilization...

  And our Defense Systems business, now solidified as a partnership with Harsco--United Defense, L.P.--has proven to be the contractor of choice on the U.S. Army's next generation of combat vehicles and armament systems, including the Crusader and the Armored Gun System--a position that strengthens our combat vehicle franchise.

  In working toward our goal of growing FMC, we are strengthening our existing businesses across the board. We are entering 1995 a stronger contender.



[SIGNATURE OF LARRY D. BRADY APPEARS HERE]
Larry D. Brady
President

In working toward our goal of growing FMC, we are strengthening our existing businesses across the board. We are entering 1995 a stronger contender.

Industry Segment Data
--------------------------------------------------------------------------------
(In millions)                                 Year ended December 31
                               -------------------------------------------------
                                 1994      1993      1992      1991     1990
--------------------------------------------------------------------------------
Sales*
Performance Chemicals          $1,060.5  $  973.5  $  912.3  $  764.1  $  710.1
Industrial Chemicals              866.8     866.7     925.9     933.3     918.4
Machinery and Equipment           972.7     870.9     876.7     891.5     845.5
Defense Systems(1)              1,080.5     950.2   1,111.8   1,171.6   1,067.2
Precious Metals(1)                 60.9     125.0     170.6     157.5     187.7
Eliminations                      (30.6)    (32.4)    (23.6)    (18.6)     (6.7)
--------------------------------------------------------------------------------
Total                          $4,010.8  $3,753.9   3,973.7  $3,899.4  $3,722.2
================================================================================
Income before income taxes*
Performance Chemicals          $  154.0  $  139.1  $  133.4  $  116.4  $   98.5
Industrial Chemicals              119.3      58.3      79.8      86.8      93.2
Machinery and Equipment            33.3       6.7      32.1      46.2      52.0
Defense Systems(1)                159.5     161.7     167.2     160.2      96.8
Precious Metals(1)                 (9.0)      9.7      36.4      28.7      81.3
--------------------------------------------------------------------------------
Operating profit                  457.1     375.5     448.9     438.3     421.8
Restructuring and other
  charges(2)                         --    (172.3)       --        --        --
Net interest expense              (59.1)    (62.6)    (82.7)   (107.4)   (128.1)
Corporate and other              (101.8)   (110.5)   (112.3)    (89.6)    (93.7)
Minority Interest(1)              (61.4)     (2.5)     (3.6)     (3.0)     (8.1)
Other income and
  (expense), net(3)                17.5      10.2      29.3      17.6      19.5
--------------------------------------------------------------------------------
Total                          $  252.3  $   37.8  $  279.6  $  255.9  $  211.4
================================================================================
Identifiable assets*
Performance Chemicals          $  754.6  $  696.9  $  662.2  $  546.1  $  555.0
Industrial Chemicals              883.6     824.7     872.2     908.4     914.2
Machinery and Equipment           619.3     522.9     473.0     503.3     495.2
Defense Systems(1)                492.0     269.0     277.7     367.6     444.7
Precious Metals(1)                108.9      64.8     131.8     145.1     157.4
--------------------------------------------------------------------------------
Subtotal                        2,858.4   2,378.3   2,416.9   2,470.5   2,566.5
Corporate and other               493.1     466.8     439.7     303.7     392.7
--------------------------------------------------------------------------------
Total                          $3,351.5  $2,845.1  $2,856.6  $2,774.2  $2,959.2
================================================================================

(1) Defense Systems' segment data includes 100 percent of United Defense, L.P. in 1994. Precious Metals' segment data includes 100 percent of FMC Gold Company in 1990 through 1994. Minority shareholder interests are included in Minority Interests, except the portion related to 1993 restructuring and other charges.

(2) Restructuring and other charges related to 1993 are described in Note 2 and are related to Machinery and Equipment ($66.0 million), Precious Metals ($47.9 million, net of minority interest), Industrial Chemicals ($29.7 million), Performance Chemicals ($3.2 million), and Corporate ($25.5 million).

(3) Other income and (expense), net includes LIFO inventory adjustments and pension-related income.


  * Certain chemical products with high value-added content and specialty applications that formerly had been included in the Industrial Chemicals segment have been reclassified to the Performance Chemicals segment. Results for both Industrial and Performance Chemicals have been restated for comparative reporting purposes.
--------------------------------------------------------------------------------

Products and Markets

Performance Chemicals      Description             Markets Served


Agricultural    Produces crop protection and     Food growers, pest control
Products        pest control chemicals for       markets.
Group           worldwide markets. More than
                50 percent of sales outside of
                United States.

Food            Largest worldwide producer       Process food industry,
Ingredients     of carrageenan and Avicel        personal care products.
Division        cellulose gel. Leading
                specialist in providing
                texture, structure and
                physical stability for
                food systems.

Lithium         World's largest producer of      Aluminum, ceramics and
Division        lithium-based products.          glass, lubricating greases,
                                                 swimming pools, textiles,
                                                 aluminum alloys, batteries,
                                                 rubber and plastic, air
                                                 conditioning, pharmaceuticals.

Pharmaceutical  Largest worldwide producer       Pharmaceutical industry.
Division        of microcrystalline cellulose.
                Produces other specialty
                chemicals for pharmaceutical
                markets.

Process         World's largest producer         Plastics, hydraulic fluids,
Additives       of phosphate ester flame         lubricant additives,
Division        retardants. Leading supplier     industrial water treatment
                of specialty water treatment     and desalination.
                chemicals.

BioProducts     Largest worldwide producer       Life science research; DNA
                of agarose. Leading supplier     and protein analysis.
                of proprietary products for
                life science markets.


Industrial Chemicals      Description                Markets Served

Alkali          World's largest producer of      Glass-making, chemicals,
Chemicals       natural soda ash and market      detergents, food products,
Division        leader in North America.         animal feed, additives,
                Downstream products include      mining, air/water treatment,
                sodium bicarbonate, sodium       pulp and paper.
                cyanide, sodium sesquicar-
                bonate, caustic soda.

Peroxygen       Major worldwide producer         Pulp and paper, textiles,
Chemicals       of hydrogen peroxide,            chemical and polymer
Division        persulfates and other            synthesis, environmental
                peroxygen chemicals.             clean-up, electronics,
                                                 detergents.

Phosphorus      Major worldwide supplier and     Detergents, cleaning compounds,
Chemicals       leading North American producer  metal treatment, food
Division        of phosphorus and its            products, textiles, pesticide
                derivatives, phosphates and      intermediates, additives,
                phosphoric acid.                 pharmaceuticals, water
                                                 treatment.

FMC Foret, S.A. Major European chemical          Chemicals, detergents, pulp
                producer. Products include       and paper, textiles, glass,
                hydrogen peroxide, perborate,    mining, rubber, metallurgy,
                phosphates, zeolites, silicates, pharmaceuticals, tanning,
                sulfur derivatives. Leading      ceramics, paint, food, animal
                share in Spanish peroxygen       feed, photography, agriculture,
                and phosphate markets.           water treatment.

FMC Market Strengths               Growth and Global Development            Outlook
Strong global position in both     Rapid expansion of new and existing      Growing markets for pesticides in
developed and developing           products to markets in Latin America     developing countries. Growing
countries. Strong insecticide      and Asia. Finalized new joint venture    portfolio of pest control products
portfolio. Successful efforts in   in Indonesia and formed new joint        and herbicides, with substantial
developing a new class of          venture in China. Building new           market share gains. Expect to bring
herbicides.                        manufacturing plant to produce new       to market new herbicides for use
                                   family of herbicides.                    in U.S. and international markets.

Proprietary products.              Opened new R&D laboratories; sales,      Growing demand for fat replacers and
Advanced applications              marketing push in Europe, Asia-Pacific.  healthier foods. Further regional
technology. Worldwide              Introducing Novagel line of fat replacer expansion for other food applications
manufacturing                      products.                                in Europe, Asia and Latin America.
capabilities.

Diverse, high value-added          Developing new low-cost lithium          Growing specialty applications. New
products. Strong manufacturing     reserves in South America.               products introduced for batteries,
capabilities.                                                               specialty polymers and synthetic
                                                                            intermediates.

Brand recognition. Proprietary     Introduced AviSphere for time-release    Strong pharmaceutical customer base.
technology. Advanced applications  applications. Launched new line of       Expanding through value-added
technology. Strong manufacturing   specialty excipients. Won major          technology.
capabilities. Product quality      development agreement with global
and versatility.                   pharmaceutical customer.

Diverse products. Strong           Introduced 11 new products and           Improved profitability and steady
manufacturing capabilities.        formulations in 1994, including          growth in water treatment and flame
Applications know-how.             Reoflam PB370 and RDP flame              retardants based on new product
                                   retardants, Belclene 494 combined        introductions and productivity
                                   scale and corrosion inhibitor            gains from new state-of-the-art
                                   for water treatment and                  process control equipment.
                                   Geogard SX antiscalant for
                                   geothermal applications.

Advanced applications              Introduced new products for              Increasing demand for DNA and
technology. Product quality.       conducting DNA separations. Continuing   protein-related analysis in research
Proprietary technology.            R&D investments. More new products in    and diagnostics.
Worldwide brand recognition.       1995. Acquired AT Biochem to expand
                                   into DNA sequencing markets.


FMC Market Strengths               Growth and Global Development            Outlook

Proprietary solution mining        Focusing on new proprietary mining       High capacity utilization. Improving
technology. 100+ years raw         technology, reducing costs. Expansion    pricing. Strong export growth.
material supply. Low production    under way. Multi-year cost improvement   Continued cost improvement.
costs. Largely self-sufficient     programs. Assessing new trona source
in energy. Excellent               in Turkey. Strong export growth
distribution system.               opportunities.


Strong applications research.      Pursuing new markets and new             Improving North American capacity
High level of service,             applications in Asia and                 utilization above 90 percent.
reliability, product quality       North America.                           Improving pricing. Continued high
and safety.                                                                 growth due to products'
                                                                            environmental desirability
                                                                            and versatility.

Low production costs. Diverse      With FMC Foret, servicing customers      Market position diversified to reduce
products. High level of service    on a worldwide basis.                    dependence on laundry products.
and reliable delivery. Strong                                               Worldwide anti-phosphate sentiment
technical support to customers.                                             diminishing, with stable growth
                                                                            expected.

Excellent cost positions. Strong   New hydrogen peroxide plant in           Steady hydrogen peroxide growth in
manufacturing capabilities.        Delfzijl, Netherlands, on stream by      Europe. Improving European economy.
Increasing technical support       late 1995. Exports to 38 countries.
to customers.

Products and Markets

Machinery and Equipment          Description                     Markets Served

Energy and            Oil and gas wellhead, completion       Oil and gas drilling, production
Transportation        equipment; subsea engineering,         and service companies.
Equipment             procurement, construction and
Group                 equipment; valves, pumps,
                      loading arms; marine terminals
                      and floating production
                      systems, metering systems.

                      Airline and automotive equipment,      Industrial manufacturing, airlines,
                      material handling systems.             airports, automotive repair facilities,
                                                             mining, warehouses, newsprint, publishing,
                                                             chemicals, electrical utilities.

Food                  Systems and equipment to               Food and juice processors;
Machinery             process food and beverages,            fresh fruit packers; food growers;
Group                 including harvesters, sterilizers,     supermarkets; bakery, confectionery,
                      extractors, fillers, closers,          pet food, pharmaceutical
                      packaging and material                 and personal care markets.
                      handling equipment.


Defense Systems                  Description                     Markets Served

United Defense,       Develops technology, including         U.S. Army, Marine Corps and
L.P.                  hardware and software, and             National Guard; allied
Ground Systems        integrates into the manufacture        governments.
                      of tracked vehicles for the
                      U.S. Armed Forces and allied
                      governments. Sole source
                      on major programs.

Armament              Leads development team for             U.S. Navy, Army, Marine
Systems               high-tech weapons system               Corps and allied governments.
                      for the U.S. Army, designs
                      and builds guns and launching
                      systems and provides support
                      services for the U.S. Navy
                      and international customers.

International         Marketing and manufacturing            International governments.
                      arm for military products
                      outside the United States.

Steel                 Produces steel track, forgings         Military, transportation,
Products              and castings. Overhauls and            energy and mining.
                      converts tracked vehicles.


Precious Metals                  Description                     Markets Served

FMC Gold              Focusing on exploration of             Precious metal refineries.
                      precious metals in Latin
                      America and western
                      United States.

FMC Market Strengths    Growth and Global Development   Outlook
Sole industry source    Acquired National-Oilwell's     Acquisitions position
for supplying global    Fluid Control Systems product   business for future
customers with a        line and CHPT's composite       growth, especially
complete, integrated    pump technology. Won Statoil    internationally. Slow
package for the life    contract for Norne North        improvement in the
of their subsea         Sea project.                    domestic oil field
oil fields. Leading                                     market.
positions for major
products. 80 percent
of business outside
United States.

Proprietary tech-       Acquired Jetway Systems and     Acquisitions position
nology. Strong man-     Caterpillar's automated         our businesses for
ufacturing capabili-    guided vehicle product line.    future international
ties. A market                                          growth.
leader in several
key segments. Lead-
ing positions for
major products.

Advanced applications   Installed complete juice        Continuing market weak-
technology and          processing facility for         ness, customer consoli-
process knowledge.      Parmalat in Italy. Signifi-     dation and market
Global manufacturing    cant gains in converting and    globalization. Grow
and marketing capa-     filler-closer lines in          core businesses by
bilities. Leading       Asia-Pacific. Licensed expert   aggressively pursuing
worldwide positions     process control technology      advanced technology,
for major products.     from TechniCal for preser-      entering attractive new
                        vation business.                market segments and
                                                        extending global reach.

FMC Market Strength     Growth and Global Development   Outlook
Advanced system         Prime contractor for inte-      Consolidation and down-
integration capa-       grating high-tech systems       sizing continue, but at
bilities and applica-   into the Bradley Fighting       a slower rate. Business
tions technology.       Vehicle and across other        moving toward technology
Strong, competitive     U.S. Army programs. Won         integration as produc-
manufacturing capa-     contracts to continue as        tion volumes decline.
bilities. Proven        major supplier of new and       Flexible manufacturing
products. Innovative    re-manufactured tracked         and engineering
work-share partnership  combat vehicles.                contracts offer good
program with U.S.                                       position for the future.
Army depot.

Advanced systems ap-    Prime contractor for Crusader,  Focus on engineering and
plications technology.  a technically superior field    technology development
Strong manufacturing    artillery system. Developing    for future U.S. Navy/
capabilities. Proven    new services for the U.S.       Army armament systems.
products.               Navy. Ongoing international
                        sales.

Leading technology.     Operating major co-production   Aggressively pursuing
Multi-system avail-     facility in Turkey. Formed      international oppor-
ability. Proven deal    FMC Arabia joint-venture        tunities, enhanced by
structuring.            company. Signed cooperation     partnership. Intense
                        agreement with Taiwan.          competition for new
                                                        contracts will continue.

Strong manufacturing    Increasing sales of vehicle     Declining demand from
and rebuild             components to allied            U.S. Army. Focus on
capabilities.           governments.                    increasing commercial
                                                        business.

FMC Market Strength     Growth and Global Development   Outlook
Proven exploration      Promising exploration work      Declining gold
and development         in Chile.                       production.
expertise.

Performance Chemicals

Again in 1994, our Performance Chemicals segment delivered strong results. Sales, at $1.1 billion, were up 9 percent, and profits increased 11 percent to $154 million. This segment encompasses a wide array of value-added products, including agricultural chemicals, pest control chemicals, food ingredients, pharmaceutical products, lithium, flame retardants and water additives.

  For the fourth consecutive year, Agricultural Products (formerly called Agricultural Chemical) contributed higher sales and earnings. Key factors were robust sales of our full line of pyrethroids in the United States, higher sales of Rugby nematicide and pyrethroids in Latin America, and improved markets in Europe and Asia-Pacific. Worldwide sales were up for Command herbicide, and we realized higher sales of Capture, a broad-spectrum pyrethroid, with the addition of a label for use on corn in the United States. Increased sales worldwide reflected market share gains for our pest control products, Dragnet for termite control and Talstar for turf and ornamental markets.

  To expand our global reach, we embarked on two international joint-venture operations in 1994. We finalized a joint venture in Indonesia in the first quarter of the year, and in the last quarter, became one of the first global suppliers to form an agricultural chemical joint venture in China. Both operations will formulate and market a variety of agricultural chemicals, including Furadan, Marshal, Arrivo and Talstar insecticides and Command herbicide.

  Our key to future growth lies in our internal development efforts. Both new discovery and product/crop expansion are important to our current and future business to satisfy customer and market needs. Our focus is on lower application rates, more environmentally friendly products, resistance management alternatives and products that are adaptable to developing countries.

  We expect to bring two new herbicides to market in the 1997-1998 time frame. These new products will produce significant sales at attractive margins, expand our market share and significantly increase our participation in the global herbicide market.

  These herbicides will provide superior control of several major weed species that appear in the United States, Europe and Brazil. And unlike many recently introduced herbicides that are already

                      [PHOTO OF EARL MORGAN APPEARS HERE]

"In the agricultural chemical arena, one new molecule can have an edge over existing standards--often a quantum one. Our efforts in research and internal development have provided FMC that edge."

Earl M. Morgan
Vice President and General Manager
Agricultural Products Group

Return on Sales

18%
---
                    15.2
                      |
                14.6  |
     14.5  14.3   |   |
       |     |    |   |    13.9
       |     |    |   |      |
12%    |     |    |   |      |
---    |     |    |   |      |
       |     |    |   |      |
       |     |    |   |      |
6%     |     |    |   |      |
--     |     |    |   |      |
       |     |    |   |      |
       |     |    |   |      |
0%     |     |    |   |      |
---   94    93   92  91     90


Return on Assets

30%
---
                     22.1
      21.2             |     21.1
        |              |       |
20%     |   20.5       |       |
---     |     |        |       |
        |     |        |       |
        |     |        |       |   18.2
        |     |        |       |     |
10%     |     |        |       |     |
---     |     |        |       |     |
        |     |        |       |     |
        |     |        |       |     |
        |     |        |       |     |
0%      |     |        |       |     |
---    94    93       92      91    90

Outstanding in our field...

  It begins with our successful discovery research, using cutting-edge methodology, such as molecular modeling and super-computing. Recent efforts have created a new class of herbicides with excellent multiple-crop, global market potential.

  Product commercialization means manufacturing. We're investing $88 million to build a new plant to produce the first of these herbicides, Authority, which we expect to be registered for the 1997 soybean planting season.

  Putting a new product in the field demands unique attributes and stewardship efforts to ensure our customers receive top-of-the-line technology and service.

  We call it success by design. We call it competitive advantage.

showing evidence of weed resistance, FMC's new products use a different mode of action, which gives the farmer an effective resistance management alternative.

  The first new herbicide to be manufactured will be sulfentrazone, a pre-emergent herbicide that will control weeds in soybeans, sugarcane and specialty crops. This product will be marketed as Authority in the United States, Boral in Brazil and Capaz in Argentina and other Latin American markets.

  We announced that we will spend $88 million to build a manufacturing facility at our Baltimore site for the production of these herbicides. Construction should be completed by mid-1996.

  Many of our Specialty Chemicals businesses posted strong gains in 1994.

  Aided by Avicel and Novagel cellulose gels, the world's leading fat-replacement products, our Food Ingredients business recorded another year of increased sales and earnings. Sales of cellulose gels continued to be strong in the United States, and our business in Europe improved with the economy. The worldwide carrageenan market continued to be tight due to increased demand, resulting in sales gains and improved pricing for our business.


Bolling them over...

Farmers across the Cotton Belt are relying on Command herbicide. Command controls more weeds for a longer period of time than any other herbicide on the market, while reducing weed control costs and improving the quality of the crop.

  In 1994, we introduced Avicel AC, which met strong market interest because it is easily dispersed in food products. We penetrated the bakery segment, a relatively new market for us, and we developed very promising technology for reduced-fat natural cheeses.

  We are working more closely with our food processing customers worldwide. Our Food Ingredients business is opening a series of regional developmental applications laboratories to offer more immediate technical service to our customers and to secure new business based on our targeted applications work. Our Singapore lab opened in the first quarter of 1994, and we will follow with labs in Brussels, Mexico City, Bombay and Campinas, Brazil, early in 1995.

  Our Pharmaceutical business also had another excellent year in 1994, with higher sales and profits stemming from several new product launches and a strengthened world-share position. A stronger European economy helped improve our position there. We also succeeded in strengthening our customer partnerships as we negotiated contracts with several large customers to supply their operations around the globe.

  Our pharmaceutical customers continue to restructure their operations, cut costs and look to their suppliers to provide more research


Sprouting up...

A pre-emergent application of Pounce insecticide protects corn crops from early seedling pests such as cutworms, stalk borers and armyworms. It's the protection farmers need for a bountiful harvest.



Going buggy...

Orkin uses Dragnet termiticide to protect homes and commercial structures from termites and a wide spectrum of other insects. Dragnet is the foundation of a growing line of FMC products for pest control and turf and ornamental markets.

and development expertise. To respond more quickly to customers' market needs and deliver within tight time frames, we increased our research and development staff at our Princeton, N.J., research center in 1994, and by mid-1995, will open a new technical services lab in Brussels. Our research work in solid dosages already has resulted in several new technologies, including a more economical way to deliver controlled-release dosages in a smaller-sized capsule. Customer interest is high.
 Sales for our Lithium business increased, and profits were up substantially in 1994 as most worldwide markets for lithium products rebounded. Three of our target markets proved particularly strong: synthetic intermediates for a variety of pharmaceuticals, polymer initiators and lithium batteries.
 Opportunities exist in the pharmaceutical sector in Europe, where new drug innovation remains strong. Rubber and elastomeric polymers, which depend on butyllithium, are strong in North America and rapidly expanding in the Asia-Pacific region. And our future in supplying proprietary lithium products to the battery market will reflect worldwide developments in lightweight cellular phones, lap-top computers and camcorders with rechargeable batteries.


Cabbage patch...

In 1994, FMC began full operation of the P.T. Bina Guna Kimia joint-venture company in Indonesia. Under this joint venture, FMC will formulate, market and sell crop protection chemicals in the vast Indonesian agricultural market, characterized by small-plot vegetable growers who use Pounce, Arrivo and Marshal insecticides.


                   [PHOTO OF W. REGINALD HALL APPEARS HERE]


``In the Specialty Chemicals business, we bring our expertise to the customer's table. Opportunities exist for us to channel our expertise into new applications in new markets around the world.

Internal development

--supplemented by targeted acquisition of technology, products and businesses on a worldwide basis--will be key to our success.''

W. Reginald Hall
Vice President and General Manager
Specialty Chemicals Group

 A healthy outlook...

This SmithKline Beecham operation in Cork, Ireland, and pharmaceutical companies around the world are forming closer partnerships with suppliers like FMC. FMC, in turn, is positioning itself as a total solutions provider, offering its customers expertise in drug delivery research, dosage form development, strong manufacturing expertise, along with product quality and versatility.

  In the first quarter of 1994, we announced that we would develop the lithium resource at the Salar del Hombre Muerto, a dried salt lake in Argentina's northern Andes region. Lithium is plentiful in the salt brines of the salar, and extraction costs will be low. Construction of manufacturing facilities has started, and commercial lithium production is slated to begin in 1997. The 150-square-mile salar contains at least a 40-year supply of lithium.

  Our Process Additives business, which includes flame retardants and water additives, experienced slightly higher sales but diminished profits in 1994. In water additives, a new entrant in the Middle East desalination market


Beginning to gel...

FMC pioneered use of carrageenan in ready-to-eat dessert gels, and today is working with companies like Hunt-Wesson, Inc., to successfully launch gel products in the U.S. market. Dr. Steve Henig (standing), senior vice president, technology and marketing services for Hunt-Wesson, reviews results of work being done by Hunt-Wesson scientist Virender Sethi on the gel texture analyzer.

Well-oiled...

FMC flame retardant chemicals help promote fire resistance in turbine control and lubrication for Castrol (U.K.) Ltd. and other international oil companies.

intensified market competition. And our flame retardants business had to absorb a sudden, steep increase in the price of phenol, a key raw material. Our 1995 pricing levels reflect that additional cost, and we expect to increase profitability in 1995.

  Our industrial water additives business continued to grow on a worldwide basis. We introduced a new water additive, Belclene 494, a breakthrough product that combines anti-scalant and corrosion inhibition properties in a polymer for the first time in industrial water applications. Market interest is high. We also designed, built and commissioned a new plant in record time for the production of our flame retardant, Reoflam RDP.

  We expect Performance Chemicals will continue to perform superbly. Label expansion, continued growth in international markets and the introduction of new products will bolster sales and earnings for our Agricultural Products business in the coming years. And our Specialty Chemicals operations will maintain the momentum produced by strengthening our customer partnerships, continuing to invest in research and development and pursuing global markets.


Sweet mystery of life...

Researchers, led by French Nobel laureate Dr. Jean Dausset and Dr. Daniel Cohen, director of the Centre d'Etude du Polymorphisme Humain in Paris, in late 1993 produced landmark medical research--the first physical map of the entire genetic make-up of mankind. FMC's agarose was the medium used by researchers to analyze and study the human DNA.


Testing the waters...

In this remote northern Andes region of Argentina, FMC is developing a lithium reserve that will provide a low-cost supply of lithium for at least 40 years.

Industrial Chemicals

Our Industrial Chemicals segment--encompassing soda ash, phosphorus, hydrogen peroxide, sulfur and silicates product lines--registered significant improvements in 1994. While sales were flat at $867 million, profits doubled to $119 million. Driving the improved performance were the many cost-improvement programs we initiated throughout the businesses over the last two years. Strengthening worldwide chemical markets and improving prices should have a positive impact on 1995 results.

  FMC Foret, our European industrial chemicals operation, was a strong contributor to the segment's performance in 1994. Barcelona-based Foret is a producer of a variety of industrial chemicals, including hydrogen peroxide, phosphates, perborates, zeolites, silicates, sodium sulfate and sulphur derivatives. Although the increase in Foret's sales was offset by the effects of currency translations, volumes improved across all product lines as European industrial chemicals markets began to recover in 1994.

  Foret's earnings increased significantly as a result of our ongoing efforts to reduce costs by restructuring our operations and increasing energy efficiency through cogeneration. We also benefited from low prices of caustic soda, a key raw material. We expect Foret's strong performance to continue as we proceed with operational improvements and grow this business. To meet the growing demand of our customers in northern and eastern Europe, Foret is opening a new hydrogen peroxide facility in Delfzijl, Netherlands. Commercial operations are expected to begin in late 1995.

  Peroxygen Chemicals recorded higher sales and profits in 1994. Hydrogen peroxide pricing, at an all-time low in North America in 1994, is improving. Demand for hydrogen peroxide continues to grow rapidly, and last year resulted in tight domestic capacity, which, in turn, resulted in lower export sales as we serviced domestic contract customers. The demand is being driven by the pulp and paper industry--which continues to use hydrogen peroxide as a replacement for chlorine--with environmental and electronics industries also contributing to growth. We continue to focus our technical efforts on performance peroxides, and we're working with our customers to introduce a new grade of hydrogen peroxide for the electronics industry, with product purity measured in parts per trillion.

  Our Phosphorus Chemicals business reported lower sales in 1994, partially reflecting the virtual phase-out of phosphate volumes to the U.S. home laundry detergent market. We did see improved

                    [PHOTO OF ROBERT HARRIES APPEARS HERE]

``The weak market conditions and over-capacity situations that have characterized the industrial chemicals industry in recent years demanded superb execution.

We have sharply improved cost positions and sharpened customer focus. We'll continue to do so.''

Robert I. Harries
Vice President and General Manager
Chemical Products Group

Return on Sales                                Return on Assets

15%                                            15%
---                                            ---
     13.8                                           14.0
     |||                                            |||
     |||                                            |||                     10.9
10%  |||                     10.1              10%  |||                     |||
---  |||                     |||               ---  |||                     |||
     |||               9.3   |||                    |||               9.5   |||
     |||         8.6   |||   |||                    |||         9.0   |||   |||
     |||   6.7   |||   |||   |||                    |||   6.9   |||   |||   |||
5%   |||   |||   |||   |||   |||               5%   |||   |||   |||   |||   |||
---  |||   |||   |||   |||   |||               ---  |||   |||   |||   |||   |||
     |||   |||   |||   |||   |||                    |||   |||   |||   |||   |||
     |||   |||   |||   |||   |||                    |||   |||   |||   |||   |||
     |||   |||   |||   |||   |||                    |||   |||   |||   |||   |||
0%   |||   |||   |||   |||   |||               0%   |||   |||   |||   |||   |||
---                                            ---
     94    93    92    91    90                     94    93    92    91    90

A tower of strength...

In Green River, Wyoming, FMC recently announced a major soda ash expansion, based on newly developed solution mining technology. FMC's two-phased project will increase total annual soda ash capacity to 3.55 million tons from 2.85 million tons. The solution mining technology reduces soda ash manufacturing costs 30 to 40 percent compared with conventional manufacturing processes. In early 1995, FMC also announced an agreement with Nippon Sheet Glass Co. and Sumitomo Corporation to sell a 20 percent interest in its soda ash business for $150 million. This venture gives FMC greater access to the fast-growing Asian markets, and gives Nippon Sheet Glass and Sumitomo an interest in a low-cost soda ash manufacturer and a reliable source of supply.

pricing and volumes, including a strong increase in phosphate sales to Mexico to support a robust local detergent market--a situation that may change as a result of that country's financial situation.

  Earnings improved as Phosphorus Chemicals continued to focus on cost reduction with several major initiatives at our elemental phosphorus plant in Pocatello, Idaho, and our phosphate plant in Green River, Wyoming. During the year, we also brought our new Dry Valley phosphate mine to full production. We continued to rationalize our production system with the upcoming closure of our production facility in Newark, California, with production shifting to plants in Green River and Lawrence, Kansas.

  Despite lower sales reflecting reduced volumes and pricing, earnings were up for our Alkali Chemicals business as we implemented a multi-year cost improvement project at our Green River, Wyoming, facility. Cost improvements ranged from reducing layers of management to raising mining productivity.

  As expected, soda ash pricing remained low throughout 1994, but the worldwide market has begun to tighten for this key raw material used by the glass, detergent, pulp and paper, and chemical processing industries. An improving export business and the sudden and


Cutting edge...

Demand for hydrogen peroxide continues to increase, driven by the pulp and paper industry. With our global network of plants, FMC can better serve customers such as Fort Howard Corporation, at its plant shown here in Green Bay, Wisconsin...


...as well as its subsidiary, Fort Sterling, Ltd., in England, which is supplied by FMC Foret with chemicals used to produce soft tissue using 100 percent recycled fibers.

dramatic increase in prices of caustic soda, a substitute for soda ash, were the major drivers of the improved market position. As a result, our facility in Green River operated at significantly higher rates by year-end.

  The outlook for FMC soda ash is promising. Price increases were announced in late 1994, and we anticipate a strong increase in demand during 1995 and 1996, driven by a stronger global economy, continued conversion from caustic soda to soda ash in the pulp and paper and chemical markets, and further shutdown of additional synthetic capacity worldwide.

  As a result, we will increase our soda ash manufacturing capacity by 700,000 tons per year, raising our total annual capacity to 3.55 million tons in 1997. FMC already is the world's largest producer of natural soda ash. At $45 million, our new investment is the lowest-cost-per-ton expansion in North America.

  The expansion and cost improvement projects are based on a new proprietary technology that will allow FMC to significantly reduce soda ash production costs, maintain or improve product quality and extend the life of trona reserves.

  While 1994 sales remained flat for our Industrial Chemicals segment, our cost improvements had a positive effect on earnings. We expect further improvements in 1995. A new integrated business system will enable us to slash inventory and cut costs. Our network of plants, distribution centers and warehouses allows us to reduce freight and free up inventory. We continue to re-engineer our processes and pursue long-term options for upgrading process technologies in all of our facilities.

  Continuing cost-improvement efforts, coupled with growing markets, an improving economy in Europe and increased capacity utilization in hydrogen peroxide and soda ash, should result in improved performance in 1995.


Naturally tart...

FMC's phosphoric acid puts a natural tartness in Pepsi-Cola, being filled here in Puerto Rico--Pepsi's largest concentrate plant in the world. Phosphoric acid is used in carbonated cola drinks.

Machinery and Equipment

FMC's Machinery and Equipment segment improved in 1994. Sales were up 12 percent to $973 million, and profits increased to $33 million.

  This improved performance reflects the results of targeted strategies to restructure, reposition and grow these businesses. Our Energy Equipment businesses focused on key acquisitions to enhance our capabilities, and two 1993 acquisitions have positioned FMC to win significant contracts worldwide. The 1994 acquisition of Jetway Systems for our Airport Products and Systems business has enhanced current sales and market position and strengthened our growth potential. Our Food Machinery business continued to focus on globalizing its core businesses--and divesting unprofitable lines.

  Sales and profits were up for our Energy and Transportation Equipment operations. Several years ago, our Energy Equipment business positioned itself to move beyond its traditional role in manufacturing to focus on the ``oil field of the future'' by providing a package of integrated services for our customers. Increasingly, to reduce their costs, our global energy customers are depending on their suppliers for broad-based capabilities in engineering, construction and servicing in remote and often hostile oil fields around the world.

  To meet these customer demands, our Energy Equipment business made key acquisitions in 1993. Norway-based Kongsberg Offshore augmented our capabilities in engineering, procurement and construction, and added a line of electronic controls. Houston-based SOFEC is adding expertise in floating production storage and offloading systems.

  These expanded capabilities opened the door for us to win three important contracts with a combined value over a several-year period of more than $200 million: Amoco's Liuhua project to provide subsea completion equipment and a single-point mooring system in the South China Sea; the North Sea Norne project awarded by Statoil, Norway's state-owned oil company, to provide subsea completion equipment and control systems; and Arco's Gawain project for subsea completion equipment and control systems in the United Kingdom sector of the North Sea. Revenues from these three projects will increase our sales and earnings over the next few years.


                   [PHOTO OF JOSEPH NETHERLAND APPEARS HERE]

"Our targeted acquisitions in the Energy Equipment area have strengthened FMC's capabilities significantly. We are now the sole industry source for supplying our global customers with an entire package of integrated services for the life of their subsea oil fields."

Return on Sales                                Return on Assets

9%                                             12%
--                                             ---
                                                                            10.9
                                                                      9.3   |||
                             6.2                                      |||   |||
6%                           |||               8%                     |||   |||
--                     5.2   |||               ---                    |||   |||
                       |||   |||                                6.6   |||   |||
                 3.7   |||   |||                                |||   |||   |||
     3.4         |||   |||   |||                    5.8         |||   |||   |||
3%   |||         |||   |||   |||               4%   |||         |||   |||   |||
--   |||         |||   |||   |||               ---  |||         |||   |||   |||
     |||         |||   |||   |||                    |||         |||   |||   |||
     |||         |||   |||   |||                    |||   1.3   |||   |||   |||
     |||   0.8   |||   |||   |||                    |||   |||   |||   |||   |||
0%   |||   |||   |||   |||   |||               0%   |||   |||   |||   |||   |||
---                                            ---
     94    93    92    91    90                     94    93    92    91    90

Pieces of the puzzle...

In late 1993, FMC won Amoco's $55 million contract for the subsea production system and floating production, storage and offloading system for the Liuhua subsea field in the South China Sea. The win recognize's FMC's expanded capabilities in handling such engineering, procurement and construction projects. When completed, the system will be set in 1,000 feet of water on the ocean floor.

  Intense competition in the Wellhead Equipment business has depressed prices throughout the industry, but FMC's emphasis on higher-margin, technologically sophisticated projects--particularly in the subsea area--has had a positive impact on our results.

  We are further positioning our Energy Equipment business for the future with joint ventures in Russia and Oman.

  In the Fluid Control line, we bolstered our position with two significant acquisitions in 1994. Our acquisition of National-Oilwell's lightweight valve product line expands our capabilities for offshore projects. And we

Port of call...

This SOFEC marine terminal, destined for the Caribbean, allows tankers to be unloaded offshore instead of coming into port.

In control...

This subsea horizontal tree, manufactured at FMC's Dunfermline, Scotland, plant, is destined for Phillips Petroleum's Joanne project in the North Sea. Because it uses less material and is easier to service, the tree offers customers lower-cost solutions for subsea applications. The controls regulate the flow of oil from the ocean floor and are accessed by remotely operated submersible vehicles.

expanded our technological capabilities with the addition of CHPT, a manufacturer of advanced, composite pumps. This technology currently is targeted for water purification needs, including reverse osmosis, and we hope to develop oil field, military and other industrial applications for these lightweight pumps.

  The trend for growth through acquisition extended into our Transportation Equipment businesses as well. To complement and expand our existing line of airport products, in the second quarter of 1994 we acquired Jetway Systems, the world leader in the design, production and installation of passenger boarding bridges. This acquisition doubles the size of our business. The addition of Jetway, as well as significant sales of Commander 30 cargo loaders and deicers to Federal Express and deicers to United Parcel Service, increased 1994 revenues.

  Our Food Machinery business began a turnaround in 1994, posting significantly higher profits on slightly increased sales. Our favorable earnings reflect a number of important restructuring efforts completed in 1994, as well as stronger worldwide performances by our core Food Machinery businesses.


Passage to adventure...

             [PHOTO OF A JETWAY SYSTEMS PASSENGER BOARDING BRIDGE]

In 1994, FMC acquired Jetway Systems, the world leader in design, production and installation of passenger boarding bridges and other aircraft support systems. Jetway is at the forefront of the trend toward integrated gate systems, such as the one shown here at the international terminal in Atlanta.

                    [PHOTO OF CHARLES CANNON APPEARS HERE]

"Consolidation in the food processing industry is leading to fewer, bigger, stronger--and more global--food companies. To meet the demands of these customers, FMC's Food Machinery business is taking steps to increase our capabilities--and our global presence."

Charles H. Cannon
Vice President and General Manager
Food Machinery Group

  We moved forward with a strategic restructuring to better position our businesses to succeed in the face of strong worldwide competition and difficult economic conditions. We divested three noncore product lines with limited profit potential--palletizers, horizontal wrappers and agricultural sprayers. We also exited plants in Europe and downsized operations at two U.S. facilities.

  In addition to our restructuring efforts, Food Machinery's businesses gained ground in the global marketplace through new product introductions and superior execution. Our Food Processing Systems business designed and installed a complete juice processing facility in Sicily for Parmalat, an Italian food and beverage processor, and increased penetration in the key Asian food and beverage market with our line of closers. Our Harvester business placed pea harvesters into the former Soviet Union and continued to sell a new soybean harvester in Taiwan.

Something's cooking...

FMC has licensed TechniCal's process control technology for our sterilizer business, giving customers like Gerber Products Company reduced processing time and assured product quality and process safety.

Our Packaging and Material Handling business launched a new film converting products line in Asia.

  We also began the implementation of our strategy to grow core lines. In 1994, we licensed TechniCal's expert process control technology for our sterilizer business--an enhancement that will allow our customers worldwide to more efficiently produce USDA-approved food for the U.S. market.

  For the coming years, we're focusing on acquisition opportunities in Europe, home to a large number of quality food processing equipment manufacturers. We'll continue to seek targets that would complement our existing core businesses by providing enhanced technological capabilities, entry into attractive new market segments or broader global reach. To more effectively pursue these opportunities, we moved the headquarters of our Food Machinery business to Europe in the fourth quarter of 1994.

  We remain confident that our strategic direction in restructuring, making targeted acquisitions, expanding globally and running our operations superbly will continue to help us meet the needs of our customers and add to sales and earnings, with good returns, in the coming years.



Juicing up...

In Brazil, Cambuhy MC Ltda. relies on FMC extractors to process 10 million boxes of oranges annually.



Bountiful harvest...

FMC has become the sole supplier of vegetable soybean (edamame) harvesting equipment in Taiwan. Chang Chi Lin (right), president of Asia Frozen Food Corporation, meets with FMC's Alex Lim.



It's in the bag...

FMC provides durable, high-speed converting equipment that allows Carlisle Plastics to meet the high-volume demands of its customers for plastic bags.

Defense Systems

Effective January 1, 1994, FMC combined our Defense Systems business with that of Harsco Corporation's BMY Combat Systems to create a new partnership, United Defense, L.P. The union of our operations has created the most diversified company in the combat vehicle industry and a major contender for international contracts.

  With 60 percent interest, FMC is the controlling partner. For the entire year, 100 percent of the sales--$1.1 billion--of United Defense were consolidated into FMC's financial statements. While we continued to experience declining revenues as a result of declining defense budgets, new projects added to our sales. Defense Systems segment earnings, excluding the minority partner's share, were $100 million.

  In 1994, we focused on consolidating our new joint operations. We will continue to reduce manufacturing capacity and downsize the operations to reflect our combined business, as well as smaller defense budgets. As of January 1, 1995, we merged BMY's Combat Systems operation--producer of the Field Artillery Ammunition Support Vehicle, Recovery Vehicle and Armored Combat Earthmover--into our Ground Systems business.

  In this time of few ``new start'' defense programs, United Defense continues to be the contractor of choice for the U.S. Army's key projects for the future, the Armored Gun System and the Advanced Field Artillery System, recently renamed the Crusader.

  In 1994, Ground Systems sales were down with diminished defense spending. We continued to work on the Bradley Fighting Vehicle, the mainstay of our business since 1980. In 1994, we produced 293 units of the Bradley A2, winding down our contract, which ends in February 1995. We upgraded additional vehicles to the A2 model and will continue the upgrade work into 1997. Also in 1994, we won a $280 million contract for engineering and manufacturing development of the next generation of the Bradley, the A3, an increasingly sophisticated vehicle that can maneuver the digital battlefield.

  We're also proceeding with the Armored Gun System, a light, rapidly deployable anti-tank vehicle designed for troops that lead the way into the battlefield. In 1994 we delivered six pre-production

                   (Photo of Thomas W. Rabaut appears here)

``Our success as a supplier to the defense industry requires superb execution across a range of activities--from making innovations in producing the Paladin to consolidating the best of FMC's and Harsco's business in our new partnership, United Defense, L.P.''


Thomas W. Rabaut
President, United Defense, L.P.

Return on Sales

20%

           17.0

15%  14.8        15.0

                       13.7

10%
                             9.1

5%

0%

      94    93    92    91    90


Return on Assets

60%       59.2

                51.8

45%

     41.9
                       39.4

30%

                              20.4

15%

0%

     94   93    92     91     90

On the mark...

Under simulated, computerized battlefield conditions at Fort Sill, Oklahoma, U.S. Army personnel test the crew module demonstrator for the Crusader, the Army's next-generation howitzer and resupply vehicle.

vehicles to the Army. These vehicles are undergoing extensive testing, and the results are proving our superior engineering. Computer-aided engineering, in both the design and manufacturing phases, was instrumental in reducing costs.

  Ground Systems completed the first year of a $54 million contract for continuing work on the Composite Armored Vehicle. The contract, which runs through September 1996, calls for the development of an advanced technology demonstrator as well as production of a hull for structural testing.

  Late in the year and in early 1995, United Defense won two contracts and was named subcontractor for another that will help short-term production levels and further solidify United Defense's position as a key systems integrator in the modernization of the battlefield. We won a $70 million contract for tank recovery vehicles and a $28 million contract for four pre-production Command and Control vehicles on a Bradley chassis. United Defense will also be the subcontractor to TRW to computerize battlefield communications.

  The Paladin self-propelled howitzer--a new program for FMC--contributed to sales and earnings. We're producing upgrades of the vehicle in close cooperation with our customer

Taking aim...

FMC is developing the Armored Gun System, a new generation of light tanks.


Teaming up...

Employees of United Defense, L.P., and the U.S. government are working together to produce the Paladin self-propelled howitzer at the U.S. Army's Letterkenny depot in Pennsylvania.

at the Army's Letterkenny Depot in Pennsylvania--an arrangement that assures cost savings for the Army. Our October roll-out of the vehicle was two months ahead of schedule, and we sold seven units in 1994. The Army exercised an option to buy 20 additional howitzers, bringing the multiyear total to 650 units and the total contract value to $329 million.

  As expected, sales were down for Armament Systems because of declining demand for missile launching systems and gun systems by U.S. and international navies.

  Armament Systems is the prime contractor for the early phase work on the Crusader, the Army's next-generation howitzer and resupply vehicle--and the largest program funded by the Army for the coming years. Our early-phase work includes engineering and technology demonstrators. The Crusader program has an estimated value of $1.2 billion over the next five years of the demonstration/validation phase. Our early work on this program positions us well for the full-scale production contracts that will be awarded at the turn of the century.

  In 1994, Armament Systems produced 439 Vertical Launching System canisters and four Mk45 gun systems for the U.S. Navy. We also supplied the Mk45 gun system to Australia, Thailand and Greece.

  We continue to pursue global opportunities. Upgrade programs in Pakistan and Singapore are performing well. We're selling the M109 howitzer in South Korea, the Multiple Launch Rocket System in Japan and the M113 armored personnel carrier in Kuwait.

  We are optimistic about our future in defense. Through the strategic combination of our businesses, we have created a diversified, technologically advanced, market-leading company. We already are the supplier of choice for the U.S. Army's new projects, and we believe we are the prime contender for winning follow-on contracts. Our international activities are strong, and we see more opportunities for the future. We're encouraged, too, that the U.S. defense budget for fiscal year 1995 reflects higher spending on our programs. We expect to see an even greater upturn in defense spending beyond the next several years.

Keeping the peace...
A Haitian man on horseback keeps pace with a Bradley Fighting Vehicle on patrol in the street of Port-au-Prince in September 1994.

Precious Metals

Performance declined significantly for our Precious Metals segment in 1994. Sales of $61 million, down more than 50 percent from the previous year, resulted in an operating loss of $9 million for the segment, composed of FMC Gold Company, our 80-percent-owned subsidiary.

  The closing of the mills at Paradise Peak in May 1993 and Royal Mountain King in July 1994, has resulted in significant declines in production. During 1994, we recovered 39,000 ounces of gold at Paradise Peak through heap-leach production and 26,000 ounces at the Royal Mountain King mill facility. Our share of gold production at Jerritt Canyon, 30-percent owned by FMC Gold, declined slightly to 98,000 ounces. Total gold production declined 49 percent to 163,000 ounces and total silver production declined 82 percent to 154,000 ounces in 1994.

  In the second quarter of the year, we increased our ownership of the Beartrack property near Salmon, Idaho, to 100 percent by acquiring the 14 percent interest of MINEX. We began developing the property during that quarter and planned to begin production in 1995. Early in 1995, an injunction was issued against all ongoing and future activities--including the Beartrack development--within the various national forests in Idaho. On January 25, 1995, the court granted a stay until March 16, 1995, to permit the government to complete an Endangered Species consultation between the National Marine Fisheries Service and the U.S. Forest Service on the national forests' land resource management plans. Once satisfactorily completed, FMC Gold expects the injunction as it applies to Beartrack to be withdrawn.

                   [PHOTO OF BRIAN J. KENNEDY APPEARS HERE]

"Our future in Precious Metals depends on exploration. Increasingly, we're focusing on global opportunities, including both grassroots exploration and advanced-stage opportunities."

Brian J. Kennedy
President, FMC Gold Company


Return on Sales


45%
---
                                   43.3
                                     |
                                     |
30%                                  |
---                                  |
                                     |
                    21.3             |
                      |     18.2     |
15%                   |       |      |
---                   |       |      |
                      |       |      |
              7.8     |       |      |
               |      |       |      |
0%             |      |       |      |
--     94      93    92      91     90
        |
        |
        |
      (14.8)



Return on Assets


75%
---
                                   63.3
                                     |
                                     |
50%                                  |
---                                  |
                                     |
                                     |
                    26.3             |
25%                   |              |
---                   |              |
                      |     19.0     |
              9.9     |       |      |
               |      |       |      |
0%             |      |       |      |
--     94      93    92      91     90
        |
        |
      (10.4)

Strategic Teamwork

The people of FMC are turning key strategies into decisive action. The teams of employees featured here--representative of dozens of teams throughout the company--have identified market opportunities and responded to customers' rapidly changing needs.

  In the process, as the case studies on these pages point out, we've expanded our global presence--with a new joint venture to produce agricultural chemicals in China and options for penetrating hydrogen peroxide markets worldwide. ...We've stepped up our internal development efforts--to offer new value-added services for our pharmaceutical customers. ...We've made acquisitions--to provide total capabilities for our energy customers. ...And we've executed superbly--in preparing ourselves to win important defense contracts.

  Our strategy of getting and keeping the best people in business today is making it happen.

A Chinese partnership for crop protection

Once the doors were opened to trading with China, FMC, in 1976, became one of the first U.S. agricultural chemical companies to venture into that vast marketplace. Since the late 1970s, we've been supplying Chinese farmers via the central purchasing organization in China with a variety of crop protection products, including Furadan, Marshal and pyrethroid insecticides and Command herbicide.

  Over the past five years, China's agricultural sector has become increasingly decentralized. To penetrate this market, we pursued a joint-venture arrangement with an established Chinese pesticide producer.

  In the last quarter of 1994, following two years of negotiations, FMC's Agricultural Products team finalized an agreement to create a joint venture with Jiangsu Chemical Pesticides Group Company, one of the largest agricultural chemical producers in China. Together, we'll produce, market and sell a range of crop protection chemicals aimed at China's rice, cotton, fruit, vegetable and soybean fields.

  FMC, the majority owner, will transfer technology to our Chinese partner. In return, says Stephen Chiu, FMC's general manager of the Jiangsu JV, ``we'll gain a sustainable, long-term position in the Chinese agricultural market.''

Capitalizing on product synergies... Chinese joint venture team leaders, in Shanghai, Jim McCombs, Stephen Chiu, Zhen Hua Yang, Milton Steele, Wen Han Hu, Don Boesel, Lily Zhang, Jim Decleene, and...

...in Philadelphia, Earl Morgan, John Dabrowski, Howard Seyffer and Joe
Pattison.

The pharmaceutical challenge

Our giant pharmaceutical customers are experiencing pricing pressures as never before. As their patent protections diminish, pharmaceutical makers are facing keen competition from generic suppliers. As the health care industry pushes for across-the-board cost control, pharmaceutical manufacturers are working aggressively to lower their costs.

  As a result, our customers are restructuring their operations and eliminating some important functions. Increasingly, they are looking to their suppliers to contribute with drug delivery research and dosage form development.

  FMC's Pharmaceutical team is responding by equipping itself to be the total solutions provider to the industry. ``In 1994, we augmented our research capabilities to offer our customers more development expertise in immediate and controlled-release tablets, liquid oral medications and new specialty excipients,'' says Kevin Hrusovsky, manager of FMC's Pharmaceutical Division. Already, the team has identified some promising new technologies--and developed new grades of existing product lines.

  We also began advising our customers on possible efficiencies in their manufacturing processes--from reducing inventory to enhancing tableting efficiency. In a move to eliminate duplicative testing of our products in our customer's facilities, several leading drug makers have designated FMC as their first ``certified vendor,'' which means our customers and the FDA accept our assurance of quality testing and procedures.

  This total solutions approach is allowing us to help improve our customers' profitability by bringing enhanced medications to the market more rapidly and cost-effectively.

A new start in citrus

Following severe freezes to citrus crops in northern Florida in recent years, growers began the trek south. And as new groves cropped up in the southern reaches of the Sunshine State, it made sense that processing plants would follow. In 1994, Peace River Citrus Products opened a new processing facility in Arcadia to produce citrus juice and by-products.

  FMC's Citrus Systems, already the world's leading supplier of citrus processing equipment, became Peace River's supplier of choice for installing an automated juice room.

  Our Citrus Systems team designed, built and installed a range of equipment from conveyors to extractors, and our service people are on site to assure continuous, smooth operations. Says Donn Sabato, sales manager: ``Our reputation, our advanced product, and our technical and engineering support won the business for us.''


Taking a total solutions approach:
Pharmaceutical team leaders Monique Spann-Wade, Mike Grimshaw, Steve Cugine, Kevin Hrusovsky, Bob Majczan, Jim Cronin and (seated) Pat O'Driscoll.

Supplying Florida's newest start-up:
Citrus Systems team leaders (front) Donn Sabato and customer Bart Plymale,
(rear) Darrell Tidwell, Bob Baumez, Afton ``Slim'' Wise, Cesar Martinez, Keith Bunce and Juan Montalvo.

An integrated approach to mining

As new technologies emerged in the 1980s to allow gold producers to recover the precious metal from low-grade ores, demand grew for sodium cyanide as the leaching agent. In 1990, we constructed a new facility to produce liquid sodium cyanide at our Alkali Chemicals site in Green River, Wyoming, near the heart of the western U.S. gold mining industry. And our Chemical Products sales, marketing and distribution team embarked upon a strategy to commercialize the product.

  ``The market response to our team's efforts was so positive, it became clear that other FMC businesses serving the mining industry might benefit from this team approach,'' says Mike DeCola, director of Chemical Products sales and distribution. ``We decided to mount an integrated effort in reaching our mining customers.''

  An integrated team of FMC chemical and equipment businesses went to work to market hydrogen peroxide and Caro's Acid for cyanide detoxification in tailings ponds... soda ash and caustic soda for neutralizing gold slurries and as a PH control in mine solutions... lithium metal to eliminate oxygen, increase density and reduce inclusions in smelting and refining processes... and a full range of material handling equipment for moving mined and processed materials.

  In the process, the team established FMC's liquid version of sodium cyanide as the preferred product form in the industry and positioned FMC for other developmental opportunities, including new uses for soda ash, peroxygens and other chemical products.

A weapon system--and contract--for the future

FMC's Defense Systems business took the initiative, in the 1970s and 1980s, to conduct independent research on self-propelled howitzers. Our expertise in the field prompted the U.S. Army, in 1991, to award FMC the contract to develop the Advanced Field Artillery System Demonstrator, a major portion of one of the few developmental programs commissioned by the U.S. military since the fall of the Berlin Wall.

  AFAS, now officially christened the Crusader, will be a 55-ton self-propelled howitzer, a tracked vehicle mounting a long-range cannon. It will respond more quickly, shoot with greater range, speed and accuracy, and be more survivable than any howitzer in use today. The Crusader's minimal crew will be transformed from machine operators to machine managers, controlling the sophisticated computer systems that FMC engineers are designing to operate the weapon system.

  With the completion of our preliminary engineering work in 1994 for the initial four-year contract, the Army awarded our Crusader team a contract to demonstrate and validate the concepts.

  ``With this contract win, we are well positioned to win follow-on contracts for full-system development and production,'' says Fred Strader, manager of Armament Systems Division, now part of United Defense, L.P., a partnership of FMC and Harsco.

Making an integrated marketing effort: Mining industry team leaders Tom Kline, Randall Stewart, Jeff Butryn, Laurie Sherman, Jim Estep, Mike DeCola, Jim Lowe, Claudio Manissero and (front) Bill Walter.

Designing our defense for the future: United Defense's Crusader artillery system team leaders (seated) Dave Wallestad, Bill Chen, Bob Stratton, Fred Strader and (standing) Ted Poucher, Thom Horton, Gordon Walker and Jack Kuhn.

Becoming a total capabilities supplier of subsea systems
It became clear several years ago: Our large energy customers, exploring and drilling for oil in deep, often hostile waters around the world, needed to expand their technological capabilities and lower production costs. They restructured their own organizations--and turned to their suppliers for additional expertise.

  Our oil field equipment team went to work to add the capabilities necessary to become a full-service supplier to our subsea customers. We made acquisitions, we developed alliances, we continued our high-tech research.

  Today, only a few short years later, FMC has emerged as the industry's only supplier of a complete package of integrated services for subsea oil fields.

  Our expanded capabilities have won new contracts for us around the world. ``Now, with our heightened capabilities, we're working with our customers to provide cost-effective solutions for their projects,'' says Peter Kinnear, manager of Wellhead Equipment Division. ``We have a diverse product portfolio and the engineering, installation and project management know-how to deliver to our customers in a variety of conditions--from extreme ocean depths to Arctic temperatures to turbulent seas.''

Global growth for hydrogen peroxide
For years, demand for hydrogen peroxide has continued to climb around the world. The pulp and paper industry, in particular, has driven strong gains worldwide. Our pulp and paper customers have selected the environmentally safe hydrogen peroxide as a preferred alternative to chlorine for bleaching and de-inking processes. Textile manufacturers, too, rely on hydrogen peroxide's bleaching properties. The electronics industry buys highly purified grades of the product. And a variety of industries use hydrogen peroxide to clean up wastes.

  FMC's hydrogen peroxide business is a truly global one. We produce in key regions of the world, and FMC's team of experts is working on business development region by region. We entered the Mexican market in the early 1960s, for instance, with a 50-50 joint venture to produce hydrogen peroxide; today, we're the 100 percent owner of that business. In Thailand, home of a vigorous textile industry, we began producing hydrogen peroxide as part of a 50-50 joint venture in 1989. We continue to look at other opportunities in the Asia-Pacific region. And in northern Europe, where the pulp and paper industry is at peak production, FMC Foret--a long-time manufacturer of hydrogen peroxide--is opening a new hydrogen peroxide facility in 1995.

Building broad-based capabilities: Oil field of the future team leaders Bob Potter, Peter Kinnear and Bill Kiely.

Expanding our global reach: Hydrogen peroxide team leaders Bill Wheeler, Bill Beck, Alfredo Bernad, Pete Weber and Bill Harvey.

Corporate Responsibility
A set of established values governs the business of FMC. We're committed to protecting the health and safety of our employees and customers. We're committed to protecting the environment. We're reaching out to keep our employees, our customers and our communities informed about our activities. We believe in conducting business in an ethical, responsible fashion.

  At FMC, we are building a wide-reaching commitment to environmental stewardship that encompasses all of our chemical and machinery businesses--affecting every step of what we do, from our manufacturing processes to our distribution channels. In 1994 we recognized excellence in 17 environmental projects by naming an Environmental Honor Roll of employees, customers and neighbors--and we contributed a total of $12,000 in their names to the not-for-profit organization of their choice working to further environmental education, enhance and preserve natural settings, and improve the environment.

  With an eye toward diminishing on-the-job injuries, we've implemented a training process for safety that we call START--a process that depends on employee buy-in and involvement. Since 1991, the START team has conducted nearly 90 workshops reaching more than 3,000 employees in FMC plants across the United States, Canada, Europe and Asia. In 1994, for the eighth consecutive year, we've registered improvements in our overall safety record.

  Meanwhile, from Trafford Park, England, to Pocatello, Idaho, we're opening our doors, inviting the members of our communities to learn more about our operations and our health, safety and environmental programs--and we're listening to what they tell us in turn.

  We're also finding creative ways to act as a good neighbor within our communities. Take, for example, the employees at our new lithium development in the remote, northernmost reaches of a high desert in Argentina's Andes Mountains. Since they arrived on site in Argentina in 1990, the FMC team didn't waste any time in building a new schoolhouse for the local elementary students. Now FMC employees are working with local villagers to introduce year-round farming in spite of the harsh weather conditions.

  The case studies presented on these pages are, of course, only a handful of examples of FMC employees' commitment to their operations, their communities and their world.

Involving employees in safety at Orlando
FMC has a long tradition of continuous improvement in workplace safety.

  By 1992, however, it was time to deliver an updated message on safety management to the employees of FMC. The company unveiled START, or Safety Training and Response Techniques, to provide hands-on training and, even more important, encourage employees to develop a real value of safety practices. As FMC safety experts introduced START throughout our facilities in the United States, the emphasis was on teamwork and problem-solving.

  Our Airport Products and Systems operation in Orlando, Florida, already a safety leader within FMC, set out to improve its performance under START. Nearly 50 employees participated in training, and they came from all areas of the plant, which produces airline cargo loaders and deicers. A team of some 30 employees was charged with putting START into action.

  To build awareness of the safety ideal, the Orlando team updated the plant's health and safety policy and communicated the new guidelines to employees. To gain employee buy-in to the safety process, the team identified potential problem behaviors and invited employees to suggest ways to improve. To guarantee improvement, the team worked diligently to introduce new safety practices and announced routine safety audits.

  ``START reinforced our deep-seated commitment to safety at Orlando--and presented a new way for each of our employees to take ownership of the safety process,'' says Kim Foster, Airport Products and Systems Division manager.

  Through December 1994, Airport Products and Systems' Orlando site had tallied more than seven and a half years and nearly 6.9 million employee hours without a lost-workday injury. This is the best safety record among all of FMC's manufacturing sites worldwide.

Encouraging the Pocatello community to speak out
At FMC's facility in Pocatello, Idaho, where we produce elemental phosphorus for food, detergent and chemical processing markets, our environmental challenges are considerable. The manufacturing process at Pocatello is a complicated one, producing a number of hazardous waste materials. To protect our workers, our neighbors and the environment, FMC has made considerable investments over the past 15 years in pollution monitoring and control technologies. As a result, we've made significant reductions in chemical emissions. There's more to accomplish, and we're working to improve.

  This past year, the people of FMC Pocatello have reached out into the community, opening their doors, explaining their processes, and strengthening ties with local and state leaders, schools and a Native American tribe. Now FMC Pocatello is ready for a next step.

Setting a safety record in Orlando: Members of the Airport Products and Systems safety team (front) Kevin Hardy, Barbara Smith, George Legg, Division Manager Kim Foster and (rear) Chris Lauridsen, Walt Jaye, Brenda Blanshan, Glenn Bays and Henrietta Maltby.

  In the spirit of the CMA's Responsible Care initiative to enhance community awareness, FMC has encouraged the formation of a community advisory panel--made up of people outside the plant gates, including teachers, environmental leaders and neighbors--to serve as a barometer of community sentiment. The panel will monitor the community's reactions to the operations of FMC and J.R. Simplot, a neighboring facility. And the panel will report back any concerns or recommendations to the two manufacturers.

  ``Our objective in this process is to listen and learn,'' says FMC Plant Manager Paul Yochum. ``We're taking a risk by opening ourselves up for scrutiny, but we're confident that we'll benefit from the increased understanding and open dialogue on our issues.''

Opening the doors at Trafford Park, England
Our Process Additives facility in Trafford Park, England, was eager to communicate the good news about its environmental progress to a range of audiences: employees, customers, government officials, local businesses, schools and members of the community.

  In the third quarter of 1994, couched within the framework of the United Kingdom's Chemical Industries Association's ``Responsible Care Open Days,'' Trafford Park invited some 1,500 people inside its doors. Visitors toured the manufacturing, warehousing and research areas, and they heard about initiatives under way to protect the health and safety of workers and neighbors, including success in minimizing wastes and thorough emergency planning.

  Reporting on environmental progress builds citizens' trust in the chemical industry and a particular manufacturing site, the managers at Trafford Park believe. And it provides for better collection of data, sharper measurement of our progress and a heightened sense of continuous improvement.

  Says John Burrows, manager of FMC's Process Additives Division: ``Our strategic approach to business requires us to look at the long-term implications of everything we do. Respect for the environment, neighbors and friends is key to sustaining business growth.''

Inviting feedback in Pocatello: Initiators and participants in a new community advisory panel, FMC Pocatello Plant Manager Paul Yochum, FMC Phosphorus Chemicals Division Manager Jerry Sibley, former State Senator and CAP member Chick Bilyeu, FMC Grassroots Committee Chairman Gene Walter, CAP member Bette Cagen and Pocatello Mayor Peter Angstadt.

Communicating clearly in Trafford Park: Service Operator Ramon Shannon of FMC's Process Additives Division demonstrates safety equipment to community guests at the facility's well-received ``Open Days.''

Preparing for the worst case in Kanawha Valley, West Virginia
Residents of the Kanawha Valley of West Virginia--home to 13 chemical processing facilities--are adamant about staying informed about the manufacturing processes in their midst. In recent years, the local emergency planning committee requested information with a new twist: hypothetical situations of the worst possible chemical accident that could occur in the valley. The planning committee convinced its neighboring chemical manufacturers to present models of their ``worst case scenarios''--and discuss likely emergency responses.

  Eventually, the Environmental Protection Agency will be requiring manufacturers to compile and release this type of information. But since the local request was well ahead of any EPA guidelines on the topic, Kanawha Valley chemical operations--including three FMC chemical plants--became the industry leaders in tackling the hypothetical subject of worst-case scenarios. They unveiled their computer-modeled scenarios in the second quarter of 1994 to some 750 people during a two-day community event called ``Safety Street: Managing Our Risks Together.''

  What the Kanawha Valley chemical industry also showed in the process were more probable accident scenarios--as well as detailed plans to solve the problem and respond to health and safety emergencies.

  Community members left the event with more confidence in the chemical industry's safety planning and emergency response procedures. Says a satisfied member of the planning committee, Pam Nixon: ``We felt that the chemical community set a precedent in opening up and being as honest as they could be with the public about the risks of living with chemical companies in the valley.''

Zeroing in on safety in the Kanawha Valley: Members of the ``Safety Street'' team, FMC Spring Hill Plant Environmental Coordinator Bob Peters, National Institute of Chemical Studies President Paul Hill, Emergency Response Evaluation Group Co-chairs Peggy Weber and Mark Wolford, FMC Nitro Plant Manager Brian Macconnachie and FMC Institute Plant Manager Tarry LaLonde.

Management's
Discussion
and Analysis

REVIEW OF OPERATIONS

GENERAL
1994 Compared with 1993

Sales in 1994 were $4 billion, 7 percent higher than in 1993. While sales in the United States remained flat in 1994, sales outside the United States grew 18 percent, driven by an increase in export sales of $256 million from 1993. A significant portion of the export sales increase resulted from the inclusion in 1994 of sales of the former Harsco BMY Combat Systems Division.

  Income from continuing operations before interest and taxes and net of minority interests (and before restructuring and other charges in 1993), increased 14 percent to $311.4 million in 1994. Income from continuing operations was $173.4 million, or $4.66 per share, compared with $41.0 million, or $1.11 per share, for 1993. Income from continuing operations for 1993 included pre-tax restructuring and other charges of $172.3 million, net of minority interest ($123.3 million on an after-tax basis, or $3.34 per share). An after-tax extraordinary charge of $4.7 million was also recorded in 1993 for additional debt restructuring. After this charge, net income for 1993 was $36.3 million, or $0.98 per share.

  Segment operating profits increased by 22 percent in 1994 as a result of increases in the Industrial Chemicals, Performance Chemicals and Machinery and Equipment segments, partially offset by declines in both Precious Metals and Defense Systems. Corporate and other expenses decreased in 1994 primarily due to reduced functional staff spending and other one-time items, including a legal settlement. A breakdown of sales, income before income taxes, and identifiable assets by industry segment and a review of operating performance appears on page
7. Segment operating profits exclude 1993 restructuring and other charges (Note
2), net interest expense, and other income and expense items. A review of operating performance by segment follows.

PERFORMANCE CHEMICALS
1994 Compared with 1993

Performance Chemicals sales in 1994 were $1.1 billion, an increase of 9 percent from 1993 sales of $973 million, and profits increased 11 percent to $154 million. Strong worldwide growth in all of the Performance Chemical businesses more than offset higher spending on research, marketing and sales efforts to support the future growth of the segment. This segment includes agricultural chemicals, food and pharmaceutical ingredients, lithium chemicals, as well as chemicals sold into the flame retardants and water additives markets.

  Agricultural Products sales and operating profits increased in 1994 as a result of sales improvements in both U.S. and export markets. Increases in the U.S. market were attributable principally to sales of pyrethroids used as insecticides on crops and for specialty applications. Export sales of Command herbicide and intermediates accounted for most of the sales increase in the Asian market. Higher sales of Rugby nematicide and Arrivo insecticide contributed to the sales increase in the Latin American market. Sales of Rugby in Africa and Central Europe, and Arrivo in the Middle East and CIS republics were also contributors. Profit improvements resulted from favorable product mix in North America, and favorable manufacturing variances. These were partially offset by transaction losses of approximately $5 million as the result of the Mexican peso devaluation in December 1994.

  Food Ingredients Division sales were favorable in all regions of the world versus 1993. North American sales reflect growth in water dessert gel, confectionery, and the successful entry in low-fat cookie and cracker applications. The division is investing in sales and technical capabilities to take advantage of continuing growth opportunities. Higher volumes and favorable sales mix in North America drove higher profits for the year.

  Sales and operating profits of the Pharmaceutical Division increased from 1993 due to higher volumes. Volumes were up in emerging markets as well as in Europe and North America. Emerging market growth resulted from improved customer relations, while the European market benefited from the region's economic recovery. North American sales increases resulted from market growth and applications development.

  Full-year sales of the Lithium Division increased from 1993 levels as the worldwide markets for Lithium's products rebounded. Increased demand in the worldwide frit and lubricants industries, a favorable swimming pool chemical selling season, as well as sales increases in three target markets: synthetic intermediates for pharmaceuticals, lithium batteries and polymer initiators, resulted in increased sales. The operating profit improvement in 1994 resulted from increased volume and favorable manufacturing costs partially offset by higher exploration spending associated with the new lithium resource in Argentina.

  Although Process Additives Division sales were up from 1993, operating profits declined. Water additives volume was down due to intensified competition in the Middle Eastern desalination market. Flame retardants volume and revenues were up due to strong sales in the Asia-Pacific and Southern Europe regions. Prices declined due to proportionately higher sales in the lower priced Asia-Pacific region and increased competition in Europe. Increased raw material prices contributed to the division's reduced profitability.

Outlook for Performance Chemicals

To meet the anticipated future demand in the Asian market, the Agricultural Products Group formed two joint ventures during the year that will formulate and distribute a variety of agricultural chemicals. These separate ventures will operate in Indonesia and China. In the last quarter of 1994, the group also announced plans for an investment of approximately $88 million to build a manufacturing facility at the Baltimore production site to produce a new family of herbicides. Construction of the plant is expected to be completed by mid-1996. The first herbicide to be manufactured will be sulfentrazone, marketed in the United States as Authority, a new preemergent, broad-leaved herbicide. Registration approval is expected prior to the 1997 planting season. The group has taken action to offset the effects of the Mexican peso devaluation in December 1994. However, sales in the Mexican market are expected to be somewhat lower than in 1994.

  The Food Ingredients Division expects continued growth in all regions driven by further expansion in Europe, Asia and Latin America and expansion of product applications in major U.S. segments.

  The pharmaceutical industry continues to undergo significant change. Government pressures to reduce the cost of health care, particularly in North America and Europe, have resulted in an industry focus on process improvements and efficiency. These have spurred industry consolidations as pharmaceutical companies seek to leverage their strengths, build pipelines and gain control of downstream channels. The Pharmaceutical Division is positioning itself as a global solutions provider to take advantage of opportunities created by customer outsourcing of production and formulation development.

  Lithium should benefit in 1995 from economic growth in Europe and continued growth in NAFTA regions and the Pacific Rim. In the first quarter of 1994, the division announced plans to invest more than $45 million to develop the lithium resource at the Salar del Hombre Muerto in Argentina. Construction of the manufacturing facilities has started, and commercial lithium production is expected to begin in 1997. Once in operation, the facilities' production rates are expected to satisfy current and anticipated market demands, with more than 40 years of reserves. The impact on U.S. operations from the start-up of the Salar del Hombre Muerto is not determinable at this time.

  In Water Additives, desalination competition in the Middle East is expected to continue. Flame retardant margins and profits are expected to improve as recent price increases appear to have taken hold. Further product growth is also projected from the introduction of new products (RDP and Phos Bromines).

INDUSTRIAL CHEMICALS
1994 Compared with 1993

The operating performance of FMC's Industrial Chemicals segment, producer of soda ash, phosphates, hydrogen peroxide and related chemicals, improved significantly in 1994. While sales of $867 million were the same as in 1993, operating profits increased by approximately $61 million, primarily as the result of higher domestic and European hydrogen peroxide sales volumes, manufacturing efficiencies and cost improvements throughout the segment.

  Alkali Chemicals Division sales were down from 1993 as the result of lower soda ash volume and prices in the domestic market, offset to some extent by increased export sales to Mexico, Latin America and China. The decline in the soda ash domestic market was caused primarily by competition from caustic soda, a substitute product in the chemical and pulp and paper markets. Soda ash volumes improved in the fourth quarter due to the rebounding domestic and export economies and the decline in use of caustic soda in the chemical and pulp and paper markets due to increased prices. Cyanide posted better results due to higher operating rates based on new customers. The division's caustic soda facility, which had been closed for most of the year, restarted in November due to recovering prices. Although division sales declined, operating profits improved considerably in 1994 as a result of strong manufacturing performance.

  Sales of the Phosphorus Chemicals Division declined slightly from 1993 as the result of lower domestic sales volume, partially offset by increased exports into Mexico. Continued reductions in the use of phosphates by U.S. home laundry detergent manufacturers was a contributing factor. Favorable manufacturing performance, offset to some extent by increased research spending, resulted in improvements in operating profits in 1994.

  Both sales and operating profits of the Peroxygen Chemicals Division improved in 1994. Sales of hydrogen peroxide in the domestic market increased significantly, but were partially offset by overall sales price decreases. Domestic hydrogen peroxide industry capacity utilization was estimated at approximately 95 percent in the fourth quarter of 1994, and averaged approximately 90 percent for the year. This market tightness has been driven by double-digit growth in the pulp and paper segment, as the move to hydrogen peroxide as a replacement for chlorine continues. Hydrogen peroxide price increases were announced by all major U.S. producers in 1994. Persulfate price improvements resulted from the success of a long-term contracting program despite pressure from Chinese/Asian imports. Operating profits improved as a result of the increases in product sales and from production cost improvement programs, partially offset by transaction losses of approximately $1.6 million primarily as the result of the Mexican peso devaluation in December 1994.

  FMC Foret, FMC's European industrial chemicals affiliate, is a producer of hydrogen peroxide, phosphates, perborates, zeolites, silicates, sodium sulfate and sulfur derivatives for a wide range of industries, including detergents, pulp and paper and textiles. Overall, Foret sales were slightly down in 1994 due to the effects of currency translations reflecting a continued weakness in the Spanish peseta early in the year. However, overall domestic and export volume increased. Price deterioration continued due to competitive pressures in hydrogen peroxide and sodium perborates, but these weaknesses were mostly offset by higher prices in other product lines. A significant improvement in operating profit from 1993 resulted from higher sales and production volumes and sustained efforts to continue to improve the efficiency of the operations including a significant cost reduction in caustic soda.

Outlook for Industrial Chemicals

Improvement in soda ash sales is expected as a result of the impact of the stronger global economy, higher prices for domestic and export business, as well as a contract commitment to supply a major new domestic application. Export growth should also continue to improve in 1995. Moreover, it is anticipated that the shutdown of additional synthetic capacity will create further demand for natural soda ash. To meet this anticipated growth, in January 1995, FMC announced a $45 million expansion investment at the Green River, Wyoming, facility to add 700,000 tons of capacity by 1997, increasing the total annual capacity to 3.55 million tons. The expansion will use a new low-cost, proprietary solution mining technology that is expected to reduce soda ash manufacturing costs 30 to 40 percent from conventional techniques while producing an equivalent high-purity product. The expansion represents the second step in a long-term project, designed to ultimately replace costly dry mining with lower-cost solution mining. The first step in the project, a $90 million cost reduction investment, was initiated in March 1994 and will be completed later this year.

  The phase-out of phosphate use in the domestic detergent markets is expected to continue in 1995, although at a slower pace. The recent increased level of phosphates sold into Mexico may decline due to Mexico's continuing economic problems. In 1994, the new phosphate ore mine in Dry Valley, Idaho, was brought into full production.

  Tightness in the hydrogen peroxide market is expected to continue in 1995, and a second round of price increases was announced by major U.S. producers for the first quarter of 1995. The net impact of the currency devaluation in Mexico is expected to have a positive impact on longer-term operating performance based upon the lower dollar costs of production and the Mexican company's status as the sole domestic producer of hydrogen peroxide.

  In an effort to meet growing demand in northern Europe, Foret is constructing a new hydrogen peroxide facility in Delfzijl, Netherlands. The project, which will complement Foret's existing capacity in La Zaida, Spain, is under way and is expected to be completed by the end of 1995. Economic growth in Europe rebounded in 1994 and should continue to improve in 1995.

MACHINERY AND EQUIPMENT
1994 Compared with 1993

Machinery and Equipment sales were up 12 percent to $973 million, and operating profits were up substantially to $33 million. Most of the improvement in sales came from the Energy and Transportation Equipment Group, primarily as the result of including sales of business acquisitions completed in 1993 and 1994 as well as improved operating results in certain divisions. Food Machinery Group sales improved slightly from 1993. Segment operating profits increased significantly as a result of the sales increases in Energy and Transportation Equipment Group and from the results of the downsizing/restructuring program begun in late 1993 for both groups.

  The Energy and Transportation Equipment Group consists of Wellhead Equipment, Fluid Control, Airport Products and Systems, Automotive Service Equipment, Material Handling Systems, and SOFEC Mooring Division. Both the surface and subsea product lines of Wellhead Equipment recorded increased sales in 1994. Surface sales increased in both the Western Region and in the Asia/Pacific region but declined in Europe and Africa. Sales of subsea products increased overall due to the inclusion of a full year of sales of Kongsberg Offshore, acquired in June 1993, the impact of Amoco's Liuhua project in the South China Sea and an increase in the Asia/Pacific market. These increases were partially offset by declines in sales in the North Sea due to fewer projects being awarded and increasing competition. Operating profits improved in Wellhead Equipment primarily due to increased sales. Fluid Control sales and operating profits declined in 1994 as project orders completed in 1993 were not replaced with shippable orders in 1994. Sales of Airport Product and Systems Division increased significantly in 1994 due to the inclusion of Jetway Systems, acquired in the second quarter of 1994, and from the successful introduction of the Commander 30 main deck cargo loader. Shipment of 42 new loaders exceeded expectations, but a decline in sales of other main deck loaders partially offset these gains. Operating profits decreased despite the increase in revenue due to costs related to the acquisition of Jetway. The Automotive Service Equipment Division had a record year in 1994 with sales growth in all markets. Additional penetration in the U.S. market and exports to Asia and South America contributed to the growth. Sales in Europe also improved as a result of the economic recovery. Operating profits improved significantly as a result of the increased volume, offset by slightly higher operating expenses. Sales of the Material Handling Systems Division were slightly below 1993 due to reduced sales of conveying and processing equipment and water treatment equipment, partially offset by stronger idler and screw conveyor volumes. Profits declined primarily due to higher new project development costs. SOFEC sales increased from prior years and operating profits were significantly above prior years as well as above expectations at the time of acquisition.

  The Food Machinery Group consists of Food Processing Systems, Packaging and Material Handling Equipment, and Agricultural Machinery. During the year, three product lines, which had annual sales totaling approximately $40 million, were divested. The palletizer product line was divested at the end of the second quarter and the wrapper and sprayer product lines were sold late in the fourth quarter. These divestitures were part of a strategic initiative to exit non-core businesses. Despite the loss of revenue as a result of these divestitures, the group's sales increased slightly from 1993. Some recovery occurred in the North

American markets; Asia/Pacific also improved based on greater penetration, but European markets in food preservation equipment remained weak. Sales in the Food Processing Systems Division increased slightly, but operating profits increased significantly, reflecting downsizing programs initiated at the end of 1993. Sales in the Packaging and Material Handling Division also increased slightly, with operating profits increasing significantly as a result of downsizing programs, improved operating performance and gains on the sales of product lines. Sales in the Agricultural Machinery Division increased from 1993 due to increased sales of pea and bean harvesters. However, operating profits were adversely affected by a charge taken to settle a legal claim and significantly higher research and development spending.

Outlook for Machinery and Equipment
The order backlog for the Machinery and Equipment segment was $480 million at the end of 1994 as compared with $333 million in 1993. As discussed below, the principal reasons for this increase are the order received during the year by Kongsberg Offshore for subsea products and the inclusion in 1994 of the backlog of Jetway Systems, acquired in the second quarter of 1994.

  The Energy and Transportation group enters 1995 with a backlog of $439 million, 52 percent higher than year-end 1993.

  Receipt of a large order from the Norwegian government at the end of the year by Kongsberg Offshore will benefit sales of subsea products in the North Sea beginning in the second half of 1995 and future years.

  Fluid Control Division enters 1995 with a strong backlog. Also, two small acquisitions in 1994 expanded the division's capabilities in production manifold systems and lightweight pumps. Downward price pressure and lack of funding in Third World countries will continue to negatively affect the sale of marine loading systems.

  Airport Products and System Division's backlog at the end of 1994 is up significantly from 1993 due to the addition of Jetway and orders for the Commander 30 loader. Future loader business depends on the deliveries of wide-body aircraft and the ability of the airline industry to sustain profitability. Also, 1994 saw strong pricing pressures in the domestic and international passenger bridge markets which could have a negative impact on Jetway's profitability.

  The Material Handling Systems Division is expecting slightly higher 1995 sales volume based on higher capital goods orders in 1994 and from the acquisition of Caterpillar's automated guided vehicle business.

  Automotive Service Equipment Division growth that began in 1994 should continue in 1995 as the result of the recovery in various markets and the business improvements made over the past five years. These improvements include the development and introduction of customer-driven new products, equipment approvals by major national accounts worldwide and increased penetration of international markets.

  After adjusting for the divested product lines, the Food Machinery Group enters 1995 with a backlog similar to 1994. Sales are expected to improve slightly from 1994 in most product lines. These improvements are again expected in North America and Asia/Pacific, but Europe is not expected to recover in the near future. Sales from a license agreement concluded in late 1994 with TechniCal for a thermal process control system are expected to increase Food Processing Systems Division sales in 1995. However, start-up expenses are likely to offset part of these gains. Further restructuring of two under-utilized U.S. facilities and the closing of a European plant began at the end of 1994. These actions will further improve the operating profits of the group in 1995.

DEFENSE SYSTEMS
1994 Compared with 1993

Effective January 1, 1994, FMC completed the transaction to combine its defense business with Harsco Corporation's BMY Combat Systems Division. The combined company, United Defense, L.P., operates as a limited partnership with FMC as the General Partner with a 60 percent equity interest and responsibility for managing the operation. The partnership is consolidated 100 percent with FMC, and Harsco's partnership interest is recorded as a minority interest. Combined sales in 1994 were $1.1 billion, including sales of the former Harsco BMY Combat Division and sales of the new Paladin self-propelled howitzer business. Sales of FMC businesses alone were $950 million in

1993. Segment profits, net of minority interest, were approximately $100 million in 1994. In 1993, FMC's Defense Systems Group profits were $162 million.

  Segment earnings are impacted by adjustments related to items for which financial responsibility was not assumed by the partnership (primarily certain customer contracts).

  Sales were down for the Ground Systems business, and operating profits declined accordingly. Fewer deliveries of the Bradley Fighting Vehicle accounted for approximately half of the sales decrease. The production of the Armored Gun System prototype also declined in 1994 since the bulk of this work was done in 1993. Six of the pre-production models were delivered in 1994 and are undergoing extensive testing. Work on the Advanced Field Artillery System, recently renamed the Crusader, also declined in 1994 as the Advanced Technology Test Demonstrator contract was essentially completed.

  Both sales and operating profits of the Armament Systems business declined in 1994. Declines occurred in all of the weapon systems, with the most significant decrease in Vertical Launching Systems. No launcher modules were delivered in 1994 compared with 57 deliveries in 1993. Partially offsetting the decline in launcher sales was the delivery of 233 more VLS canisters than delivered in 1993. Lower sales and profitability also resulted from two less Mk13 Pointing Launching Systems deliveries and lower sales on the Crusader contract.

  Sales of the Combat Systems Division, the business Harsco contributed to the partnership, more than offset the declines in Ground Systems and Armament Systems divisions in 1994. Combat Systems produces howitzer vehicles and kits, a Field Artillery Ammunition Support Vehicle, Recovery Vehicle and Armored Combat Earthmover.

  The Paladin production operation administers the multi-year contract awarded in April 1993 for the delivery of 630 M109A6 howitzers with options. Since the initial award, the U.S. Army has exercised options for 20 additional vehicles, bringing the total to 650 and the total contract value to $329 million. Seven vehicles were delivered in 1994, two months ahead of contract schedule.

  Sales of the Steel Products business were approximately the same as 1993, but operating profits were down due to a favorable fire settlement in 1993; start-up costs relating to the contract with the U.S. Army to overhaul and convert 471 M113A2 armored personnel carriers to the newer A3 configuration; and lower production volumes in the forge and foundry.

  International defense sales and operating profits were up significantly in 1994. The largest portion of the sales increase resulted from deliveries to Singapore of M113 upgrade kits, which began in the last quarter of 1993 and were essentially completed in 1994. The main contributing factor to the improved operating profits were increased royalties and dividends from the Turkish joint venture.

  Defense Systems continued to downsize its operations. At the end of 1994, Ground Systems' work force totaled 2,255, down from 4,200 in 1990. Armament Systems' work force was down to 1,519 by the end of 1994, from 2,500 in 1990. At the end of 1994, United Defense employed a total of 5,911 employees, including 1,320 in the Combat Systems Division contributed by Harsco.

  In October 1994, the partnership entered into an advance agreement with the U.S. Department of Defense concerning certain expenses associated with the consolidation and restructuring of its tracked vehicle businesses. Under the agreement, expenses incurred from January 1, 1994 through March 31, 1996, will be deferred and allocated ratably to contracts with the Department of Defense for 36 months beginning January 1, 1996. At December 31, 1994, approximately $7 million of such costs had been deferred.

Outlook for Defense Systems

The order backlog of the Defense Systems segment increased to $1.4 billion at December 31, 1994 from $1.1 billion at the end of 1993. The increase resulted from the Combat Systems Division backlog not included in 1993 and additional funding in 1994 on the Paladin howitzer contract, offset by declines in backlogs for the other operations. The lower backlog in 1994 for Ground Systems Division is caused primarily from the completion of production contracts, partially offset by additional engineering backlog on the Command & Control vehicle and the Bradley A3 engineering design contract.

  The Bradley A2 production contract will end in February 1995. Upgrading of existing Bradleys to the

A2 model began in 1994 and will continue into 1997. In 1994, Ground Systems was awarded a $280 million contract for engineering and manufacturing development of the next generation of the Bradley A3. Performance on this contract began in 1994 and is scheduled to be completed by 1998.

  The Crusader, a self-propelled howitzer, is likely to be the largest contract awarded by the U.S. Army in the coming years. United Defense has been chosen as the primary contractor for the project's early phases, which includes engineering and analysis. Incremental funding of $31 million was received late in the year for the Crusader program, and United Defense will move forward in 1995 on requirements analysis and component maturation. This program has an estimated value of $1.2 billion over the next five years of the demonstration/validation phase. Early work on this program positions United Defense well for the full-scale production contracts that will be awarded at the turn of the century.

  Sales of Combat Systems in 1995 are projected to decline from 1994 levels due to reduced vehicle volume and sales.

  The Paladin Production operation expects delivery of 87 M109A6 vehicles in 1995 along with providing system technical services. The last contract delivery is scheduled for the third quarter of 1998.

  During 1994, the joint venture in Turkey to produce armored fighting vehicles for the Turkish army encountered delays in the acceptance of vehicles and receipt of payment for outstanding receivables. During the fourth quarter, the joint venture resolved the delays associated with vehicle acceptance. However, negotiations with the customer involving payments under the terms of the contract are continuing. Income from the joint venture is recognized as dividends and royalties are received. Dividends were $12.4 million in 1994, $9.4 million in 1993 and $8.1 million in 1992. FMC also received royalties of $4.8 million, $3.8 million and $8.6 million in 1994, 1993 and 1992, respectively.

  United Defense is currently in discussion with several foreign governments to secure contracts on a variety of vehicles it produces to supplement current deliveries to Saudi Arabia, Egypt, South Korea and Kuwait. Some of the negotiations appear promising for near-term awards.

PRECIOUS METALS
1994 Compared with 1993

Due to decreased production, sales of the Precious Metals segment declined by more than 50 percent from 1993 to $61 million. This reduction in sales, as well as disappointing ore grades and recoveries at Jerritt Canyon (30 percent owned by FMC Gold) and continued spending on exploration, resulted in an operating loss of $9 million for the year.

  Gold production declined to 163,000 ounces, approximately half of the gold production in 1993, and silver production declined to 154,000 ounces, about 18 percent of 1993's total. The closure of the Paradise Peak mine in May 1993 and the Royal Mountain King mine in July 1994 were the primary reasons for these declines.

  Cash production costs increased to $246 per gold equivalent ounce from $194 per gold equivalent ounce last year. This increase in average cash production costs per ounce reflects a smaller proportion of low-cost Paradise Peak production and an increase in cash production costs at Jerritt Canyon to $283 per gold equivalent ounce from $240 in 1993.

Beartrack legal proceedings

On May 4, 1994, FMC Gold Company, an 80 percent owned subsidiary of FMC, announced plans to invest $57 million to develop the Beartrack property located near Salmon, Idaho. The decision to proceed with the development was based largely on improved project economics and issuance of a biological opinion by the National Marine Fisheries Service (``NMFS'') that the proposed Beartrack mine was ``not likely to jeopardize'' the continued existence of the endangered salmon. The company has submitted a request to the Army Corps of Engineers (``ACOE'') for renewal of one of the permits necessary to complete construction of the Beartrack mine. ACOE is studying that request at this time, and the company is participating actively in ACOE's review.

  On October 21, 1994, the Sierra Club Legal Defense Fund, Inc., (``Sierra''), on behalf of certain other organizations, sued NMFS and other federal agencies for violation of the Endangered Species Act (the ``Act'') alleging that NMFS' biological opinion failed to satisfy the requirements of the Act.

  During the third quarter of 1994, the Pacific Rivers Council and the Wilderness Society (the ``PRC''), represented by Sierra and others, in a lawsuit currently pending in Federal District Court in Idaho (Pacific Rivers Council v. Thomas), filed a motion seeking an injunction against all ongoing and future forest activities which may affect endangered salmon, including mining, within various national forests in Idaho including the Salmon National Forest in which the Beartrack property is located. In that lawsuit, the PRC seeks to require the U.S. Forest Service to consult under the Act with the NMFS regarding existing land resource management plans for the subject forests and their potential impacts on endangered salmon.

  The company, along with other mining and timber companies, has been granted limited leave to intervene in both lawsuits and filed a memorandum in opposition to the PRC's motion for an injunction at least as it might apply to the Beartrack property based on, inter alia, the fact that the company had already obtained the requisite biological opinion by NMFS and the fact that the Beartrack property is at least 6.5 miles from the closest habitat for salmon.

  On January 12, 1995, the court in the PRC lawsuit entered an order enjoining, among other things, all ongoing and announced mining activities in the Idaho national forests (in which the Beartrack project is located) subject to a determination by the court as to whether an activity may proceed under Sections 7(a) (ii) and 7(d) of the Act. The company, and the government have filed appeals from the court's order. On January 25, 1995, the court entered an order staying until March 16, 1995, the effectiveness of the injunction in order to give the Forest Service time in which to complete consultation with NMFS on the Land and Resource Management Plans for the national forests in Idaho.

  The company believes that (i) the biological opinion was carefully considered and fully supported by the record and (ii) that it will be permitted to continue its planned activity at the Beartrack site. However, a different conclusion in either lawsuit could result in suspension of further development and/or operation of the Beartrack property.

  The Beartrack property encompasses approximately 30 square miles of mining claims and contains approximately one million ounces of proven and probable reserves. Capital spent as of the end of 1994 totals $48 million of an expected $57 million for this development.

Outlook for Precious Metals

The disappointing results at Jerritt Canyon and the judiciary proceedings at Beartrack have seriously affected the outlook for FMC Gold. The company is working with the majority partner at Jerritt Canyon to remedy near-term losses through a proposed aggressive reorientation of the mine plan. At Beartrack the company continues toward completion in the belief that three years of successful permitting effort and a favorable biological opinion from the National Marine Fisheries Service will prevail.

  FMC Gold plans to continue spending in 1995 on exploration in the United States as well as in Mexico and Chile.

1993 COMPARED WITH 1992

Sales declined 6 percent in 1993 to $3.8 billion mainly due to declines in chemicals, precious metals and defense. Income from continuing operations was $41.0 million or $1.11 per share, compared with $192.6 million, or $5.23 per share, for 1992. Income from continuing operations for 1993 includes pre-tax restructuring and other charges of $172.3 million net of minority interest ($123.3 million on an after-tax basis, or $3.34 per share). An after-tax extraordinary charge of $4.7 million was also recorded in 1993 for additional debt restructuring. After this charge, net income for 1993 was $36.3 million, or $0.98 per share.

  After-tax special charges recorded in 1992 included $183.7 million resulting from the adoption of Statement of Financial Accounting Standards (SFAS) No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," $73.2 million for additional environmental and product liability requirements for previously discontinued operations, and an extraordinary charge of $11.4 million related to the restructuring of debt. After these charges, the net loss for 1992 was $75.7 million or $2.06 per share.

  Industrial Chemicals. Sales declined 6 percent in 1993 to $867 million primarily due to prolonged poor global markets for chemicals and overcapacity situations in some of the major chemicals lines. Profits also declined to $58 million (before restructuring and other charges).

  Alkali Chemicals sales and profits were down in 1993 as overcapacity in the soda ash markets persisted worldwide, and prices remained under pressure. In Europe, a strengthening U.S. dollar against European currencies made it more difficult for U.S. producers to compete. In 1993, FMC concentrated on cost and manufacturing improvements.

  Phosphorus Chemicals sales and profits also were down in 1993 as U.S. manufacturers of home laundry detergents rapidly phased down their use of phosphates. In 1993, the phosphate production facility in Newark, California, was closed, and one of four phosphorus furnaces at the Pocatello, Idaho facility was idled for a portion of 1993.

  Peroxygen Chemicals sales were almost even in 1993, but earnings were down due primarily to overcapacity in the U.S. market, leading to soft prices. In 1993, the division concentrated on new hydrogen peroxide applications, including recycling processes for the pulp and paper industry and Caro's Acid for cyanide detoxification in the mining industry.

  FMC Foret sales were down in 1993 due to the effects of currency translations and general weakness in Europe, but profits were even with 1992 through significant cost-control efforts. In a major cost-reduction effort for Foret's phosphate business, the sulfuric acid plant was closed at Palos, Spain, in 1993 based on a favorable supply contract with a neighboring copper smelter.

  Performance Chemicals. Sales were up 7 percent to $974 million in 1993, and profits increased 4 percent to $139 million (before restructuring and other charges) due to a wide range of products.

  Agricultural Products posted another year of record results in 1993. Both sales and profits remained strong even as FMC substantially increased research and development spending to focus on the next generation of herbicides to be marketed later this decade. Sales were especially strong in the United States and Latin America.

  The Food Ingredients business produced higher sales and profits in 1993 due primarily to strong Avicel sales throughout North America. FMC's Avicel cellulose gel continues to be one of the world's leading fat-replacement products. In 1993, a new food ingredients lab was opened at the Research and Development Center in Princeton, NJ, to enhance the ability to solve customers' problems and meet their needs.

  The Pharmaceutical business posted strong sales and profits in 1993 due to FMC being the leader in supplying tablet binders and other inactive ingredients for pharmaceutical processing. In 1993, the division introduced a new product, AviSphere, for time-release applications and continued to increase market share with existing products.

  BioProducts contributed higher sales and profits in 1993 due to a rapidly growing market, improved performance of the line of agarose products, and increasing demand for DNA and protein-related research reagents. The business succeeded in extending its reach to key segments of the life science market and is a leading supplier of specialty chemicals used in life science research and development.

  Process Additives sales and earnings increased in 1993 despite a weak European economy and marketplace shifts in Eastern Europe. Sales were strong due primarily to more extensive customer sales efforts and technical service, expanded product offerings and enhanced research and development.

  Lithium's sales and profits declined in 1993, representing increased spending on resource exploration as well as weak markets worldwide, which had an adverse effect on the lithium industry and FMC's position. Also contributing to the decline was weakened demand for aluminum processing, one of lithium's key markets.

  Defense Systems. Sales decreased to $950 million but, given improved cost performance, earnings of $162 million remained relatively even with 1992 results.

  Sales and profits were down in 1993 for the Ground Systems business due primarily to lower production of the Bradley A2. The Bradley Fighting Vehicle continued to be the major product for this business.

  Armament Systems posted higher sales and profits in 1993 due to a broadened customer base. Also in 1993, Armament Systems played a key role in the development of the Advanced Technology Demonstrator, a component of FMC's $67 million sole-source contract for the Advanced Field Artillery System, a self-propelled howitzer.

  The Steel Products business experienced lower sales and profits in 1993 due to a declining demand from the U.S. Army. The business did however, win a $23 million contract from the U.S. Army to overhaul and convert 471 M113A2 armored personnel carriers to the newer A3 configuration.

  International defense sales were down in 1993, but profits were up due to better cost control. During 1993, an office was opened in Taipei, Taiwan, to develop new business.

  Precious Metals. Sales declined in 1993 to $125 million, and earnings declined substantially to $10 million (before write-downs and other charges of $61 million) due to decreased production and continuing soft gold prices. The Paradise Peak mine, which represented 60 percent of FMC Gold's total production in 1992, was closed in May 1993. In 1993, FMC Gold's total gold production was down 23 percent to 321,000 ounces. Total silver production was less than half of 1992's production.

  Machinery And Equipment. Sales were down slightly to $871 million, but profits were down substantially to $7 million (before restructuring and other charges).

  Sales and earnings for the transportation equipment businesses were essentially flat due partly to the downturn in the airline industry.

  The Energy Equipment businesses experienced lower profits in 1993 due to weak oil prices. The Kongsberg acquisition boosted sales for the Wellhead Equipment business in 1993, but with demand for oil essentially flat and excess OPEC production keeping oil prices low, profits were down for this business. Strong demand by energy service companies for fluid control equipment, as well as cost control efforts and improved manufacturing efficiencies, increased 1993's profitability for the Fluid Control business.

  FMC's Food Machinery businesses again experienced declining sales and profits in 1993. Soft domestic markets, the continuing recession in Europe, depressed agricultural commodity markets and consolidations among food producers have all contributed to this decline.

OTHER INFORMATION

Taxes

The effective tax rate for 1994 was 31.3 percent primarily reflecting depletion and foreign sales corporation benefits. Income from foreign operations taxed at rates lower than the U.S. statutory rate also contribute to the lower effective rate. In 1993, the company reported a credit for income taxes of $3.2 million on pre-tax income of $37.8 million. This unusually low rate was driven primarily by the low level of pre-tax income in 1993. The tax rate for 1992 was 31.1 percent.

Restructuring and Other Charges

In 1993, FMC recorded pretax restructuring and other charges of $172.3 million, net of minority interest. These charges primarily related to restructuring costs associated with the Machinery and Equipment and Industrial Chemical segments, expenses to restructure company-wide functional support staffs, as well as a write-down of the investment in the Beartrack property in the Precious Metals segment. The restructuring program was designed to reduce costs and improve operating efficiencies.

  During 1994, FMC carried out a number of actions consistent with the 1993 restructuring plan. At the end of the year, approximately 1,100 employee positions had been eliminated, excluding 500 positions eliminated at United Defense, L.P. which were not covered by the 1993 restructuring program. FMC's programs to reorganize functional support staffs throughout the company to align their activities more closely with the company's growth initiatives, as well as severance programs within the Industrial Chemical and Machinery and Equipment segments designed to improve operating performance, resulted in the majority of the eliminated positions. Cash payments related to these separations were approximately $32 million. Also during the year, $40 million of spending related either to the consolidation of manufacturing facilities, the exiting of unprofitable product lines or other restructuring activities was charged to the restructuring reserve. Writedowns of $48 million, net of minority interest, related to the Beartrack development property and the Royal Mountain King mine were recorded in 1993.

  The restructuring reserve remaining at December 31, 1994 of $49 million, is expected to cover $22 million for spending associated with the remaining work force reductions, and $27 million for spending on downsizing and other restructuring related costs. The downsizing and functional staff reductions (approximately an additional 400 positions) are expected to be substantially complete by the end of 1995. Total anticipated restructuring and other charges remain consistent with the original estimates contemplated in the 1993 charge.

  There was no substantial impact on revenues from the restructuring activities.

  The company estimates the restructuring efforts produced pre-tax savings of between $35 to $40 million in 1994 and will reduce cost levels an average of $70 million (pre-tax) per year in 1995 and 1996 compared to 1993. Note 2 contains additional information on restructuring and other charges.

Environmental

FMC, like other industrial manufacturers, is involved with a variety of environmental matters, in the ordinary course of conducting its business, that are subject to federal, state and local environmental laws. FMC feels strongly about its responsibility to protect the environment, public health and employee safety. This includes cooperating with other parties to resolve issues created by past and present handling of wastes. When such issues arise, including notices from the Environmental Protection Agency (EPA), or other government agencies, identifying FMC as a Potentially Responsible Party (PRP), the company utilizes multifunctional advisory teams comprised of environmental, legal, financial and communications management to ensure that the company's actions are consistent with its responsibilities to the environment and public health, as well as employees and shareholders.

  Additional information regarding the company's environmental accounting policies and potential environmental liability is included in Note 1 and Note 16, respectively, to the company's consolidated financial statements. Estimates of 1995 environmental spending are included under Liquidity and Capital Resources.

LIQUIDITY AND CAPITAL RESOURCES

Cash generated from operations and available credit facilities provided the resources to meet 1994 operating needs and fund capital expenditures and acquisitions. Debt levels increased by $178 million in 1994 as a result of higher capital and acquisition spending. Interest expense declined by $5.6 million in 1994, primarily due to increases in capitalized interest resulting from higher capital spending. Capital expenditures approximated $356 million.

  During 1994, the company borrowed $90 million from the proceeds of Solid Waste Disposal Revenue Bonds issued by Sweetwater County, Wyoming. The loan proceeds were recorded in Investments and are being used to fund a soda ash business capital project at FMC's Green River facility.

  Cash generated from operations in 1995 and available credit facilities are expected to be sufficient to meet operating needs, fund capital expenditures and acquisitions, and meet debt service requirements for the year. Expected cash requirements for 1995 include approximately $400 million to $500 million for planned capital expenditures and acquisitions, including approximately $36 million for capital projects related to environmental control facilities. Projected 1995 spending also includes approximately $61 million for environmental compliance spending at current operating sites plus approximately $45 million of remediation spending at previously operated and other sites. Net after-tax interest payments are expected to approximate $40 million in 1995.

-----------------------------------------------------------------
Working capital                                December 31
-----------------------------------------------------------------
(In millions)                           1994      1993      1992
-----------------------------------------------------------------
Operating working capital:
Trade receivables                     $ 642.8   $ 573.2   $ 543.5
Inventories                             403.9     268.1     319.3
Accounts payable                       (676.9)   (501.2)   (513.9)
Accrued payroll and other
     current liabilities               (405.9)   (390.9)   (278.5)
-----------------------------------------------------------------
Total operating working capital         (36.1)    (50.8)     70.4
Cash and cash equivalents                98.4      77.5      24.3
Other                                    45.1      12.9     (30.7)
-----------------------------------------------------------------
Total working capital                  $107.4     $39.6     $64.0
=================================================================

Operating working capital increased by $14.7 million in 1994 compared with 1993. The increases in the components of operating working capital are primarily due to the formation of United Defense, L.P. and the acquisition of Jetway Systems. The increase in net other current assets and liabilities ("Other") is primarily due to a decrease in income taxes payable.

Dividends

No dividends were paid in 1994, 1993 and 1992, and no dividends are expected to be paid in 1995.

Consolidated Statements of Income
----------------------------------------------------------------------------------------------------
(In millions, except per share data)                                    Year ended December 31
                                                                ------------------------------------
                                                                    1994          1993          1992
----------------------------------------------------------------------------------------------------
Revenue
   Sales                                                        $4,010.8      $3,753.9      $3,973.7
   Equity in net earnings of affiliates (Note 7)                     5.3           6.4          11.1
   Other revenue                                                    35.2          28.6          18.7
----------------------------------------------------------------------------------------------------
Total revenue                                                    4,051.3       3,788.9       4,003.5
----------------------------------------------------------------------------------------------------
Costs and expenses
Cost of sales                                                    2,941.6       2,835.3       2,987.9
Selling, general and administrative expenses                       587.7         539.4         534.0
Research and development                                           166.8         149.2         145.0
Restructuring and other charges (Note 2)                              --         172.3            --
Other (income) and expense, net                                    (17.6)        (10.2)        (29.3)
----------------------------------------------------------------------------------------------------
Total costs and expenses                                         3,678.5       3,686.0       3,637.6
----------------------------------------------------------------------------------------------------
Income from continuing operations before interest, minority
   interests and taxes                                             372.8         102.9         365.9
----------------------------------------------------------------------------------------------------
Minority interests                                                  61.4           2.5           3.6
Interest income                                                      8.9          11.0          12.2
Interest expense                                                    68.0          73.6          94.9
----------------------------------------------------------------------------------------------------
Income from continuing operations before income taxes              252.3          37.8         279.6
Provision (benefit) for income taxes (Note 10)                      78.9          (3.2)         87.0
----------------------------------------------------------------------------------------------------
Income from continuing operations                                  173.4          41.0         192.6
Provision for discontinued operations, net of taxes (Note 2)          --            --         (73.2)
----------------------------------------------------------------------------------------------------
Income before extraordinary items and cumulative
   effect of change in accounting principle                        173.4          41.0         119.4
Extraordinary items, net of taxes (Note 9)                            --          (4.7)        (11.4)
Cumulative effect of change in accounting principle,
   net of taxes                                                       --           --         (183.7)
----------------------------------------------------------------------------------------------------
Net income (loss)                                               $  173.4      $   36.3      $  (75.7)
====================================================================================================
Earnings per common share (Note 1)
Primary:
   Income from continuing operations                            $   4.66      $   1.11      $   5.23
   Provision for discontinued operations                              --            --         (1.99)
----------------------------------------------------------------------------------------------------
   Income before extraordinary items and cumulative
       effect of change in accounting principle                     4.66          1.11          3.24
   Extraordinary items                                                --         (0.13)        (0.31)
   Cumulative effect of change in accounting principle                --            --         (4.99)
----------------------------------------------------------------------------------------------------
   Net income (loss)                                            $   4.66      $   0.98      $  (2.06)
====================================================================================================
Assuming full dilution:
   Income from continuing operations                            $   4.65      $   1.11      $   5.04
   Provision for discontinued operations                              --            --         (1.84)
----------------------------------------------------------------------------------------------------
   Income before extraordinary items and cumulative
       effect of change in accounting principle                     4.65          1.11          3.20
   Extraordinary items                                                --         (0.13)        (0.29)
   Cumulative effect of change in accounting principle                --            --         (4.63)
----------------------------------------------------------------------------------------------------
   Net income                                                   $   4.65      $   0.98      $      *
====================================================================================================
See notes to consolidated financial statements.
*Per share amounts are antidilutive.

FMC Corporation and Consolidated Subsidiaries       54

Consolidated Balance Sheets
----------------------------------------------------------------------------------------------------
(In millions, except share and per share data)                                     December 31
                                                                          --------------------------
                                                                              1994              1993
----------------------------------------------------------------------------------------------------
Assets

Current assets
Cash and cash equivalents                                                 $   98.4          $   77.5
Trade receivables, net (Note 3)                                              642.8             573.2
Inventories (Note 4)                                                         403.9             268.1
Other current assets                                                         137.6             111.4
Deferred income taxes (Note 10)                                               93.6             106.9
----------------------------------------------------------------------------------------------------
Total current assets                                                       1,376.3           1,137.1
Investments (Note 7)                                                         141.7              76.2
Property, plant and equipment, net (Note 8)                                1,537.4           1,390.3
Other assets                                                                 208.9             123.7
Deferred income taxes (Note 10)                                               87.2             117.8
----------------------------------------------------------------------------------------------------
Total assets                                                              $3,351.5          $2,845.1
====================================================================================================
Liabilities and Stockholders' Equity

Current liabilities
Short-term debt                                                           $   66.9          $   66.9
Accounts payable, trade and other                                            676.9             501.2
Accrued payroll                                                               98.5              84.7
Other current liabilities                                                    307.4             306.2
Current portion of long-term debt (Note 9)                                    41.3              15.0
Current portion of accrued pension and other postretirement
    benefits (Notes 13 and 14)                                                22.8              37.1
Income taxes payable (Note 10)                                                55.1              86.4
----------------------------------------------------------------------------------------------------
Total current liabilities                                                  1,268.9           1,097.5
Long-term debt, less current portion (Note 9)                                901.2             749.9
Accrued pension and other postretirement benefits, less current portion
   (Notes 13 and 14)                                                         306.5             302.7
Reserve for discontinued operations (Note 2)                                 189.9             223.5
Other liabilities                                                            169.0             211.2
Minority interests in consolidated companies                                  99.5              43.4
Commitments and contingent liabilities (Notes 16 and 17)
----------------------------------------------------------------------------------------------------
Stockholders' equity (Note 11)
Common stock, $0.10 par value, authorized 60,000,000
   shares; issued 36,813,530 shares in 1994 and 36,472,641 shares in 1993      3.7               3.6
Capital in excess of par value of capital stock                               90.4              79.6
Retained earnings                                                            380.5             207.1
Foreign currency translation adjustment (Note 5)                             (49.0)            (64.7)
Treasury stock, common, at cost; 298,226 shares in 1994 and
   292,018 shares in 1993                                                     (9.1)             (8.7)
----------------------------------------------------------------------------------------------------
Total stockholders' equity                                                   416.5             216.9
----------------------------------------------------------------------------------------------------
Total liabilities and stockholders' equity                                $3,351.5          $2,845.1
====================================================================================================
See notes to consolidated financial statements.

                                              55       FMC Corporation and Consolidated Subsidiaries

Consolidated Statements Of Cash Flows
Reconciliation from Income from Continuing Operations to Cash Provided by Operating Activities
----------------------------------------------------------------------------------------------------
(In millions)                                                            Year ended December 31
                                                                   ---------------------------------
                                                                    1994         1993           1992
----------------------------------------------------------------------------------------------------
Income from continuing operations                                 $173.4       $ 41.0         $192.6
Adjustments to reconcile income from continuing operations to cash provided by operating activities:
    Restructuring and other charges (Note 2)                          --        172.3             --
    Depreciation and amortization                                  229.0        226.6          236.9
    Interest on zero coupon senior subordinated convertible
       debentures                                                     --          7.4           11.8
    Deferred income taxes                                           30.3        (38.9)          (3.0)
    Equity in net earnings of affiliates (Note 7)                   (5.3)        (6.4)         (11.1)
    Amortization of accrued pension costs (Note 13)                (10.0)        (7.6)          (3.8)
    Minority interests                                              61.4          2.5            3.6
    Other                                                            1.2          9.9           12.9
Changes in operating assets and liabilities excluding the
    effects of the formation of United Defense, L.P.:
    Trade receivables                                              (61.9)       (40.1)         (18.6)
    Inventories                                                    (46.2)        37.5           33.1
    Other current assets and other assets                          (33.7)       (18.1)         (12.4)
    Accounts payable, accrued payroll, other current liabilities
       and other liabilities                                        97.5         24.7          (53.9)
    Income taxes payable                                           (31.4)       (21.2)           9.0
    Restructuring reserve                                          (72.2)        (2.4)            --
    Accrued pension and other postretirement benefits, net          (6.4)       (16.9)         (22.0)
----------------------------------------------------------------------------------------------------
Cash provided by operating activities                             $325.7       $370.3         $375.1
====================================================================================================
See notes to consolidated financial statements.

FMC Corporation and Consolidated Subsidiaries         56

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------------------------
(In millions)                                                         Year ended December 31
                                                            --------------------------------------
                                                                 1994           1993          1992
--------------------------------------------------------------------------------------------------
CASH PROVIDED BY OPERATING ACTIVITIES                         $ 325.7        $ 370.3       $ 375.1
--------------------------------------------------------------------------------------------------
CASH REQUIRED BY DISCONTINUED OPERATIONS                        (20.2)         (26.5)        (29.9)
--------------------------------------------------------------------------------------------------
Cash provided (required) by investing activities:
    Capital spending                                           (356.0)        (244.5)       (314.5)
    Disposal of property, plant and equipment                    19.0            7.7          18.0
    Decrease (increase) in investments                          (55.8)          23.6          12.1
--------------------------------------------------------------------------------------------------
CASH REQUIRED BY INVESTING ACTIVITIES                          (392.8)        (213.2)       (284.4)
--------------------------------------------------------------------------------------------------
Cash provided (required) by financing activities:
    Net increase (decrease) in short-term debt                   (1.9)          14.0          (4.3)
    Net borrowings (repayments) under credit facilities         161.0          (10.0)       (130.0)
    Increase in other long-term debt                            142.6          206.4         413.2
    Repayment of other long-term debt                          (130.0)        (285.1)       (355.1)
    Distributions to limited partner                            (70.0)            --            --
    Premium on early retirement of debt                            --           (3.4)        (14.3)
    Issuance of capital stock, net                               10.5            7.3          14.7
--------------------------------------------------------------------------------------------------
CASH PROVIDED (REQUIRED) BY FINANCING ACTIVITIES                112.2          (70.8)        (75.8)
--------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash and cash equivalents     (4.0)          (6.6)         (4.9)
--------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                 20.9           53.2         (19.9)
--------------------------------------------------------------------------------------------------
Cash and cash equivalents, beginning of year                     77.5           24.3          44.2
--------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF YEAR                        $  98.4        $  77.5       $  24.3
==================================================================================================

Supplemental cash flow information:

The company considers investments in all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. Cash flows from hedging contracts are reported in the statements of cash flows in the same categories as the cash flows from the transactions being hedged. Income taxes paid, net of refunds, were $63.1 million, $41.8 million and $67.7 million for 1994, 1993 and 1992, respectively. Interest payments, net of amounts capitalized, for 1994, 1993 and 1992 were $66.4 million, $60.1 million and $99.9 million, respectively.

See notes to consolidated financial statements.


                          57      FMC CORPORATION AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
-----------------------------------------------------------------------------------------------------------------------
                                             Common          Capital                            Foreign
                                       stock, $0.10        in excess        Retained           currency        Treasury
(In millions)                             par value           of par        earnings        translation           stock
-----------------------------------------------------------------------------------------------------------------------
BALANCE DECEMBER 31, 1991                     $ 3.6           $ 57.0          $246.5            $  10.8          $ (8.1)
Net loss                                                                       (75.7)
Stock options exercised (Note 11)                               15.0
Purchase of treasury shares                                                                                        (0.3)
Translation adjustment (Note 5)                                                                   (29.8)
-----------------------------------------------------------------------------------------------------------------------
BALANCE DECEMBER 31, 1992                       3.6             72.0           170.8              (19.0)           (8.4)
Net income                                                                      36.3
Stock options exercised (Note 11)                                7.6
Purchase of treasury shares                                                                                        (0.3)
Translation adjustment (Note 5)                                                                   (45.7)
-----------------------------------------------------------------------------------------------------------------------
BALANCE DECEMBER 31, 1993                       3.6             79.6           207.1              (64.7)           (8.7)
Net income                                                                     173.4
Stock options exercised (Note 11)               0.1             10.8
Purchase of treasury shares                                                                                        (0.4)
Translation adjustment (Note 5)                                                                    15.7
-----------------------------------------------------------------------------------------------------------------------
BALANCE DECEMBER 31, 1994                     $ 3.7           $ 90.4          $380.5            $ (49.0)         $ (9.1)
=======================================================================================================================

See notes to consolidated financial statements.



FMC CORPORATION AND CONSOLIDATED SUBSIDIARIES             58

GEOGRAPHIC SEGMENT INFORMATION
----------------------------------------------------------------------------
SALES                                                Year ended December 31
----------------------------------------------------------------------------
(In millions)                                       1994      1993      1992
----------------------------------------------------------------------------
Third party sales
----------------------------------------------------------------------------
United States                                   $3,084.8  $2,866.7  $3,068.1
Latin America and Canada                           159.6     140.4     143.3
Europe                                             693.5     697.5     704.2
Asia, Africa & others                               72.9      49.3      58.1
----------------------------------------------------------------------------
                                                $4,010.8  $3,753.9  $3,973.7
----------------------------------------------------------------------------
Intersegment sales
----------------------------------------------------------------------------
United States                                   $  110.7     102.5  $   97.6
Latin America and Canada                            10.9      10.9      11.9
Europe                                              92.3      83.2      72.3
Asia, Africa & others                               11.4      23.2       6.5
Eliminations                                      (225.3)   (219.8)   (188.3)
----------------------------------------------------------------------------
Total sales                                     $4,010.8  $3,753.9  $3,973.7
============================================================================

INCOME (LOSS) BEFORE
INCOME TAXES                                         Year ended December 31
----------------------------------------------------------------------------
(In millions)                                       1994      1993      1992
----------------------------------------------------------------------------
United States                                   $  341.5  $  323.8  $  391.6
Latin America and Canada                            13.7       4.4       4.6
Europe                                             100.2      48.1      48.4
Asia, Africa & others                                1.7      (0.8)      4.3
----------------------------------------------------------------------------
Operating profit                                   457.1     375.5     448.9
Net interest expense                               (59.1)    (62.6)    (82.7)
Corporate and other                               (101.8)   (110.5)   (112.3)
Minority interest                                  (61.4)     (2.5)     (3.6)
Other income and
  (expense), net                                    17.5      10.2      29.3
Restructuring and
  other charges (Note 2)                              --    (172.3)       --
----------------------------------------------------------------------------
Total                                           $  252.3  $   37.8  $  279.6
============================================================================

----------------------------------------------------------------------------
IDENTIFIABLE ASSETS                                  Year ended December 31
----------------------------------------------------------------------------
(In millions)                                       1994      1993      1992
----------------------------------------------------------------------------
United States                                   $1,960.0  $1,544.3  $1,594.6
Latin America and Canada                           157.2     142.7     141.2
Europe                                             676.3     640.3     636.2
Asia, Africa and others                             64.9      51.0      44.9
----------------------------------------------------------------------------
Subtotal                                         2,858.4   2,378.3   2,416.9
Corporate and other                                493.1     466.8     439.7
----------------------------------------------------------------------------
Total                                           $3,351.5  $2,845.1  $2,856.6
============================================================================


                         59      FMC CORPORATION AND CONSOLIDATED SUBSIDIARIES

OTHER INDUSTRY SEGMENT INFORMATION AND EXPORT SALES
----------------------------------------------------------------------------------------------------------------
                                                                                                    RESEARCH AND
                                CAPITAL EXPENDITURES    DEPRECIATION AND AMORTIZATION   DEVELOPMENT EXPENDITURES
----------------------------------------------------------------------------------------------------------------
                               Year ended December 31       Year ended December 31       Year ended December 31
----------------------------------------------------------------------------------------------------------------
(In millions)                 1994     1993      1992       1994     1993     1992       1994     1993     1992
----------------------------------------------------------------------------------------------------------------
Performance Chemicals       $ 66.1   $ 53.1    $155.2     $ 56.1   $ 52.9   $ 51.2     $ 94.7   $ 83.0   $ 71.9
Industrial Chemicals         129.0     78.6      81.2       72.3     76.1     86.6       17.3     15.3     17.3
Machinery and Equipment       77.0     70.7      30.5       35.3     31.1     27.4       30.8     26.1     26.2
Defense Systems               19.3     19.2      20.5       35.4     26.0     30.4       23.6     24.0     27.8
Precious Metals               56.1     18.5      19.1       15.3     25.7     28.6         --      0.1      0.1
Corporate                      8.5      4.4       8.0       14.6     14.8     12.7        0.4      0.7      1.7
----------------------------------------------------------------------------------------------------------------
Total                       $356.0   $244.5    $314.5     $229.0   $226.6   $236.9     $166.8   $149.2   $145.0
================================================================================================================

Descriptions of the company's industry segments are on pages 8 through 34 of this annual report. Sales, income before income taxes and identifiable assets by industry segment are on page 7.

Sales to various agencies of the U.S. government aggregated $618.3 million, $768.4 million and $839.5 million in 1994, 1993 and 1992, respectively. These sales were made primarily by the Defense Systems segment.

----------------------------------------------------------------------------------------------------------------
U. S. EXPORT SALES TO UNAFFILIATED CUSTOMERS BY
DESTINATION OF SALE
----------------------------------------------------------------------------------------------------------------
                                                                                         Year ended December 31
----------------------------------------------------------------------------------------------------------------
(In millions)                                                                            1994     1993     1992
----------------------------------------------------------------------------------------------------------------
Latin America and Canada                                                             $  217.9   $176.8   $172.2
Europe                                                                                  153.3    192.2    250.5
Asia, Africa and others                                                                 668.6    415.3    474.8
----------------------------------------------------------------------------------------------------------------
Total                                                                                $1,039.8   $784.3   $897.5
================================================================================================================


FMC CORPORATION AND CONSOLIDATED SUBSIDIARIES      60

Notes to
Consolidated Financial
Statements


Note 1 Principal Accounting Policies

Consolidation. The consolidated financial statements include the accounts of FMC Corporation and all significant majority-owned subsidiaries and partnerships ("FMC" or "the company") except those excluded because control is restricted or temporary in nature. All material intercompany accounts and transactions are eliminated in consolidation.

  Investments. Investments in companies in which ownership interests are 50 percent or less and FMC has significant influence over operating and financial policies, are accounted for using the equity method. All other investments are carried at their fair values or cost if appropriate.

  Equity in net earnings of affiliates. Equity in net earnings of affiliates has been adjusted to eliminate the effects of any material intercompany transactions.

  Inventories. Inventories are stated at the lower of cost or market value. Cost is determined on the last-in, first-out (LIFO) basis for all domestic inventories, except certain inventories relating to long-term contracts which are stated at the actual production cost incurred to date, reduced by amounts identified with recognized revenue. The costs attributed to units delivered under such contracts are based on the estimated average cost of all units expected to be produced. The first-in, first-out (FIFO) method is used to determine the cost for all other inventories.

  Inventory costs include manufacturing overhead, except that certain domestic inventories exclude depreciation, factory administration, property taxes and certain other fixed expenses.

  Revenue recognition for contracts-in-progress. Sales are recorded under most production contracts as deliveries are made. Sales under cost reimbursement contracts for research, engineering, prototypes, repair and maintenance, and certain production contracts are recorded as costs are incurred and include estimated fees in the proportion that costs incurred to date bear to total estimated costs. The fees under certain government contracts may be increased or decreased in accordance with cost or performance incentive provisions. Such awards or penalties are recognized at the time the amounts can be reasonably determined.

  Property, plant and equipment. Property, plant and equipment, including capitalized interest, is recorded at cost. Depreciation for financial reporting purposes is provided principally on the straight-line basis over the estimated useful lives of the assets (land improvements--20 years, buildings--20 to 50 years, and machinery and equipment--3 to 18 years). Gains and losses are reflected in income upon sale or retirement of assets.

  Expenditures that extend the useful life of property, plant and equipment or increase its productivity are capitalized.

  Interest expense. Interest costs of $4.6 million ($0.7 million in 1993 and $2.1 million in 1992) associated with the construction of certain capital assets have been capitalized as part of the cost of those assets and are being amortized over their estimated useful lives.

  Unamortized fees and expenses of $4.0 million and $3.7 million related to debt restructuring were charged off as extraordinary items in 1993 and 1992, respectively.

  Other Assets. Other assets include patents, deferred charges and intangibles of acquired companies. Patents are capitalized and amortized over the lesser of their remaining useful or legal lives. Debt issuance costs are amortized over the term of the related debt. Intangibles represent the excess of the consideration paid for companies acquired in purchase transactions over the estimated fair value of the net assets acquired. Intangibles acquired are generally amortized on a straight-line basis over periods normally not exceeding 15 years. There have been no events or changes in circumstances for the underlying businesses to which the intangibles relate which would indicate that the carrying amount of the intangibles are not recoverable.

  Accounts payable. Amounts advanced by customers as deposits on orders not yet billed and progress payments on contracts-in-progress are recorded as accounts payable ($236.6 million at December 31, 1994 and $148.9 million at December 31,
1993).

  Income taxes. Effective January 1, 1993, the company adopted Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." SFAS No. 109 requires an asset and liability approach, whereby deferred tax liabilities and assets are recognized for expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities. Income taxes are not provided for the equity in undistributed earnings of foreign subsidiaries or affiliates when it is management's intention that such earnings remain invested in those companies. Taxes are provided in the year the dividend payment is received or when the decision is made to repatriate the earnings. Prior to January 1, 1993, income tax provisions were based on income reported for financial statement purposes, adjusted for transactions (permanent differences) that do not enter into the computation of income taxes payable. The company deferred the tax effects of timing differences between financial reporting and taxable income.

  Foreign currency translation. Assets and liabilities of most foreign operations are translated at exchange rates in effect at year-end, and income statements are translated at the average exchange rates for the year. These translation gains and losses are accumulated in a separate component of stockholders' equity until the foreign entity is sold or liquidated. For operations in highly inflationary countries, inventories, property, plant and equipment, and other noncurrent assets are converted to U.S. dollars at historical exchange rates, and all gains or losses from conversion to U.S. dollars are included in income.

  Derivative financial instruments and foreign currency transactions. Gains and losses on hedges of existing assets and liabilities are included in the carrying amounts of those assets or liabilities and are ultimately recognized in income as part of those carrying amounts. Gains or losses related to hedges of firm commitments are also deferred and included in the basis of the transaction when it is completed. Gains and losses on unhedged foreign currency transactions are included in income.

  Earnings per common share. Primary earnings per common share are computed by dividing net income (loss) by the weighted average number of shares of common stock and common stock equivalents (primarily stock options) outstanding during the year (37,195,000 in 1994, 36,943,000 in 1993 and 36,796,000 in 1992). Fully
diluted earnings per common share reflect the maximum dilution that would result from exercise of convertible debentures and stock options, unless such amounts are antidilutive. The average number of shares used in the fully diluted computation was 37,299,000 in 1994, 36,943,000 in 1993 and 39,694,000 in 1992.
The fully diluted computation is based upon income from continuing operations after adding back after-tax interest on convertible debentures when dilutive ($7.6 million in 1992).

  Segment information. Segment operating profit is defined as total revenue less operating expenses. The following items have been excluded in computing operating profit: general corporate income and expenses, interest income and expense, income taxes, equity in net earnings of affiliates not directly associated with a segment, minority interests, significant gains or losses on abnormal retirements of assets, restructuring and other charges, and other income and expense items. Identifiable assets by industry segment are those assets that are used by segment operations. Corporate assets are principally cash and cash equivalents, deferred income tax benefits and property and equipment.

  Environmental. The company provides for environmental-related obligations, such as estimated contractor costs and fees, site study costs, reimbursements of regulatory agency costs, post-closure costs, litigation costs, and other remediation costs, when they are probable and amounts can be reasonably estimated. Where the available information is sufficient to estimate the amount of liability, that estimate has been used; where the information is only sufficient to establish a range of probable liability and no point within the range is more likely than any other, the lower end of the range has been used.

  Estimated obligations to remediate sites that involve the Environmental Protection Agency ("EPA"), or equivalent government agencies, are generally accrued no later than when a Record of Decision ("ROD"), or equivalent, is issued, or upon completion of a Remediation Investigation/Feasibility Study ("RI/FS") that is accepted by FMC and the appropriate government agency or agencies. As remediations and investigations proceed, the estimates are reviewed quarterly by the company's Environmental Health and Safety organization, as well as financial and legal management and, if necessary, adjusted as additional information becomes available. The estimates can change substantially as additional information becomes available regarding the nature or extent of site contamination, required remediation methods, and other actions by governmental agencies or private parties.

  Provisions for environmental costs are reflected in income, net of estimated recoveries from named Potentially Responsible Parties ("PRPs") or other third parties, incorporate inflation and are not discounted to their present values. Estimated recoveries from third parties or other PRPs are recorded when probable and reasonably estimable. Recoveries, excluding those relating to discontinued operations, are recorded as an asset and those relating to discontinued operations remain recorded in the reserve for discontinued operations.

  Accounting standards not adopted. The Accounting Standards Executive Committee of the AICPA adopted Statement of Position 94-6 on December 30, 1994. This SOP, Disclosure of Certain Significant Risks and Uncertainties and Financial Flexibility, is effective for fiscal years ending after December 15, 1995. The disclosures required by the SOP focus primarily on the nature of an entity's operations, the use of estimates in preparation of financial statements and on risks and uncertainties that could significantly affect the amounts reported in the financial statements. FMC plans to adopt the statement for the annual report to shareholders for 1995 but it is not possible, at this time, to determine what additional disclosures may be necessary with respect to reasonably possible risks and uncertainties that could significantly affect the amounts reported in the 1995 financial statements.

  Accounting standards adopted. Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits" was adopted by the company effective January 1, 1994. Statement No. 112 requires accrual of the expected cost of providing certain benefits to former or inactive employees after employment but before retirement. The effect of adoption was not material, and accordingly, has been included as part of costs and expenses.

  Reclassifications. Certain prior-year amounts have been reclassified to conform with the current year's presentation.

       Restructuring, Acquisitions,
Note 2 Formation of United Defense L.P.
       and Discontinued Operations


Restructuring and other charges. In 1993, FMC recorded pretax restructuring and other charges of $172.3 million, net of $12.7 million of minority interest (after-tax $123.3 million, or $3.34 per share). These charges primarily related to restructuring costs associated with the Machinery and Equipment and Industrial Chemical segments, expenses to restructure companywide functional support staffs, as well as a write-down of the investment in the Beartrack development property in the Precious Metals segment. The restructuring program was designed to reduce costs and improve operating efficiencies.

  During 1994, FMC carried out a number of actions consistent with the 1993 restructuring plan. Employee positions were eliminated, manufacturing facilities were consolidated and unprofitable product lines were exited.

  The restructuring reserve remaining at December 31, 1994 of $49 million, is expected to cover $22 million for spending associated with the remaining work force reductions, and $27 million for spending on downsizing and other restructuring related costs. The downsizing and functional staff reductions are expected to be substantially complete by the end of 1995. Total anticipated restructuring and other charges remain consistent with the original estimates contemplated in the 1993 charge.

  Acquisitions. On June 24, 1994, the company acquired the Fluid Control Systems product line from National-Oilwell, a Houston-based oil field equipment company. The Fluid Control Systems product line is a leader in a variety of high-performance oil field applications, including engineered production and injection manifolds, a family of valves and fittings used to control and distribute the flow of production from oil and gas wells. Fluid Control Systems will be part of the Fluid Control Division within the Energy and Transportation Equipment Group.

  On May 27, 1994, the company acquired the Jetway Systems Division of Pneumo-Abex Inc. Jetway is a leader in design, production and installation of passenger boarding bridges and other aircraft support systems. Jetway Systems will be part of the Airport Products and Systems Division within the Energy and Transportation Equipment Group.

  On June 30, 1993, the company acquired the assets of Kongsberg Offshore a.s., a wholly owned subsidiary of Siemens a.s. Kongsberg Offshore a.s. provides subsea and metering systems on a worldwide basis as well as turnkey subsea systems, including systems integration, project management and FMC subsea products.

  Also on June 30, 1993, the company acquired SOFEC, Inc., a Houston-based engineering and construction company. SOFEC, Inc. designs, fabricates and installs offshore mooring systems for export and import terminals and for floating storage and production facilities for offshore oil and gas.

  The company also completed a number of other smaller acquisitions and joint ventures during the years ended December 31, 1994 and 1993 respectively.

  During 1992, the company acquired the worldwide flame retardants and fluids, and water treatment chemicals businesses of Ciba-Geigy Additives Division.

  The purchase prices for the aforementioned acquisitions were satisfied from cash flow from operations and long-term financing. The company has accounted for these acquisitions by the purchase method. These acquisitions did not have a material impact on the consolidated results of operations.

  Formation of United Defense, L.P. On January 28, 1994, FMC and Harsco Corporation ("Harsco") announced completion of a series of agreements, first announced in December 1992, to combine certain assets and liabilities of FMC's Defense Systems Group ("DSG") and Harsco's BMY Combat Systems Division ("BMY"). The effective date of the combination was January 1, 1994. The combined company, United Defense, L. P. ("UDLP"), operates as a limited partnership, with FMC as the Managing General Partner with a 60 percent equity interest and Harsco Defense Holding as the Limited Partner holding a 40 percent equity interest.

  Beginning in the first quarter 1994, all sales and earnings of UDLP are included in FMC's consolidated financial statements. The limited partner's share of the partnership's earnings is included in minority interest. Sales and profits for 1994 versus 1993 are affected by the formation of the venture. All of the assets and liabilities of UDLP are also consolidated in the balance sheet at December 31, 1994 resulting in increases to trade receivables, inventories, property, plant and equipment, other assets, accounts payable, and minority interests compared to December 31, 1993.

  The following summary, prepared on a pro forma basis, combines the operating results of FMC and BMY as if the combination had occurred on January 1, 1993. The pro forma earnings include amortization of an intangible asset and a minority interest in UDLP for Harsco's equity interest. The pro forma operating results are not necessarily indicative of what would have occurred had the combination actually taken place on January 1, 1993.

----------------------------------------------------------------
                                                      Year Ended
(In millions, except per share amounts)        December 31, 1993
----------------------------------------------------------------
Revenue                                                   $4,137
Income from continuing operations                             30
Earnings per common share:
  Primary                                                 $ 0.81
  Fully diluted                                           $ 0.81
----------------------------------------------------------------

  Discontinued operations. In the fourth quarter of 1992, FMC recorded a $73.2 million charge, net of applicable tax benefits of $46.8 million, for increases in the projected costs of liquidating liabilities associated with discontinued operations. The provision included pretax charges of $75 million for environmental clean-up, and $45 million for higher projected product liability claims. In addition, a one-time, pretax adjustment of $92.5 million ($57.4 million net of tax) was recorded for retiree benefits provided to former employees of discontinued operations. The provision for retiree benefits was recorded in conjunction with the company's adoption of Statement of Financial Accounting Standards No. 106.

  Note 16 contains additional information on environmental issues.

Note 3 Trade Receivables

Trade receivables do not contain any material amounts representing receivables collectible over a period in excess of one year, receivables billed under retainage provisions of contracts or similar items whose determination or ultimate realization is uncertain.

  The company maintains an allowance for doubtful accounts based upon the expected collectibility of all trade receivables, including receivables discounted with recourse. A summary of activity in the allowance for doubtful accounts is shown below:

--------------------------------------------------------------------
(In millions)                                   1994    1993    1992
--------------------------------------------------------------------
Balance at beginning of year                   $ 6.8   $ 7.4   $ 6.0
Provision for doubtful accounts                  7.3     2.9     7.2
Receivables written off as uncollectible,
  net of recoveries                             (3.1)   (3.5)   (5.8)
--------------------------------------------------------------------
Balance at end of year                         $11.0    $6.8    $7.4
====================================================================

Note 4 Inventories

Inventories are recorded at the lower of cost or market value. The current replacement cost of inventories exceeded their recorded values by approximately $249.3 million at December 31, 1994 and $238.0 million at December 31, 1993. During 1994, 1993 and 1992, the company reduced LIFO inventories that were carried at lower than prevailing costs. These reductions increased pretax income by $3.7 million in 1994, $2.6 million in 1993 and $25.5 million in 1992.

  Inventories at December 31, 1994 included approximately $149.7 million ($40.7 million at December 31, 1993) of inventoried costs relating to contracts-in-progress. There were no material amounts in inventory at December 31, 1994 and 1993 relating to the excess of production cost of delivered units over the estimated average cost of all units expected to be produced under contracts-in-progress, or other non-recurring costs for which ultimate recovery may be uncertain.

Note 5 Foreign Currency

Net income for 1994, 1993 and 1992 included aggregate foreign currency losses of $11.1 million, $1.0 million and $1.4 million, respectively. The primary component of the $11.1 million loss in 1994 relates to the devaluation of the Mexican peso. Translation gains or losses for operations in highly inflationary economies are included in income, while substantially all other translation gains or losses are reported through a separate account in stockholders' equity. The following table presents the foreign currency adjustments to key balance sheet categories and the offsetting adjustment to stockholders' equity or income. The 1994 increase in stockholders' equity is primarily attributable to a weaker U.S. dollar in relation to European currencies, particularly the Spanish peseta. The 1993 decrease in stockholders' equity is primarily attributable to a stronger U.S. dollar in relation to European currencies, particularly the Spanish peseta.

  Interest earned on foreign cash and cash equivalents and debt service costs are classified as interest income and interest expense, respectively, and are not offset in the amounts shown below. In addition, foreign currency impacts on cash and cash equivalents and debt in hyperinflationary economies are netted against interest income and expense and are not shown in the amounts below.

-----------------------------------------------------------
                                        Gains (Losses)
-----------------------------------------------------------
(In millions)                        1994    1993     1992
-----------------------------------------------------------
Cash and cash equivalents           $(4.0)  $ (6.6)  $ (4.9)
Debt                                 (5.9)     7.7     21.0
Other working capital                 4.0    (24.1)   (17.2)
Property, plant & equipment, net     12.7    (33.3)   (36.2)
Other                                (2.2)     9.6      6.1
-----------------------------------------------------------
                                    $ 4.6   $(46.7)  $(31.2)
===========================================================
Stockholders' equity                $15.7   $(45.7)  $(29.8)
Loss in income                      (11.1)    (1.0)    (1.4)
-----------------------------------------------------------
                                    $ 4.6   $(46.7)  $(31.2)
===========================================================

Note 6 Financial Instruments

Fair value disclosures

The carrying amounts of cash and cash equivalents, trade receivables, other current assets, accounts payable and amounts included in investments and accruals meeting the definition of a financial instrument approximate fair value. The carrying value and related estimated fair values for the company's remaining financial instruments are as follows:

-------------------------------------------------------------
                                         December 31, 1994
-------------------------------------------------------------
                                        Carrying   Estimated
(In millions)                            Amount    Fair Value
-------------------------------------------------------------
Assets
-------------------------------------------------------------
Foreign exchange forward contracts      $      0       $5.9
Foreign currency swap agreements               0        2.5
-------------------------------------------------------------

Liabilities
-------------------------------------------------------------
Total Debt                              $1,009.4     $941.1
=============================================================

  The fair values have been determined through information obtained from market sources and management estimates. Specifically, fair values relating to derivative financial instruments reflect the estimated amounts that the company would receive or pay to terminate the contracts at the reporting date based on quoted market prices of comparable contracts as of December 31, 1994.

Derivative financial instruments

The company uses derivative financial instruments selectively to offset exposure to market risks arising from changes in foreign exchange rates and interest rates. Derivative financial instruments currently utilized by the company primarily include foreign currency forward contracts and foreign currency swap contracts.

  Foreign currency forward and swap contracts. The company utilizes forward contracts to hedge receivables, payables, intercompany transactions and other known transactional exposures denominated in a currency other than the functional currency of the business. The company also hedges anticipated exposures in certain circumstances where there is substantial assurance that anticipated exposures will materialize. Foreign currency hedging contracts are not taken out to protect the U.S. dollar value of the company's equity in foreign operations. Hedges are executed centrally to minimize transaction costs on currency conversions, monitor consolidated net exposures in all currencies and minimize losses due to adverse changes in foreign currency markets.

  The company has entered into foreign currency swap agreements allowing the company to swap fixed-rate British pound denominated borrowings for floating rate dollar amounts. These swap agreements give the company access to additional sources of finance while limiting both foreign exchange risk and exposure to floating interest rates on U.S. borrowings.

  The table below summarizes by major currency the contractual amounts of the company's foreign exchange forward and swap contracts in U.S. dollars. The "buy" amounts represent the U.S. dollar equivalent of commitments to purchase or swap foreign currencies, and the "sell" amounts represent the U.S. dollar equivalent of commitments to sell or swap foreign currencies.

---------------------------------------------------------------
                                          December 31
---------------------------------------------------------------
                                    1994             1993
---------------------------------------------------------------
(In millions)                   Buy     Sell     Buy      Sell
---------------------------------------------------------------
Canadian dollar               $   --   $ 91.7   $   --   $ 86.9
British pound                    4.4    106.6      6.7    109.1
Other, primarily European
  currencies and yen           144.2    113.8    127.3     81.0
---------------------------------------------------------------
  Total                       $148.6   $312.1   $134.0   $277.0
===============================================================

  Cross-currency contracts at December 31, 1994 and December 31, 1993 were not significant. Such contracts provide for the exchange of certain European currencies.

  Foreign exchange contracts mature at the anticipated cash requirement date of the hedged transaction, generally within one year, except for the sale and purchase of $94 million of British pounds, which mature annually through 2001 and the sale of $15 million of Japanese yen with various maturities through 2003.

  At December 31, 1994, the company had not hedged any significant firm sales or purchase commitments that qualify for hedge accounting. The majority of outstanding hedges relate to receivables, payables, and intercompany transactions. Unrealized gains and losses on hedges of anticipated transactions are included in Net Income.

Note 7 Investments

For the year ended December 31, 1994, FMC's equity in net earnings of unconsolidated subsidiaries and affiliates was $5.3 million ($6.4 million in 1993 and $11.1 million in 1992).

  Dividends received from affiliates were $9.4 million in 1994 ($6.0 million in 1993 and $4.3 million in 1992). Dividends included in other revenue from other investments were $13.0 million, $9.7 million and $8.2 million in 1994, 1993 and 1992, respectively.

  Income taxes have not been provided for the company's share of the cumulative undistributed earnings of unconsolidated subsidiaries and affiliates ($53.4 million at December 31, 1994). Restrictions on the payment of dividends by these affiliates are insignificant.

------------------------------------------------------------
                                               December 31
------------------------------------------------------------
(In millions)                               1994        1993
------------------------------------------------------------
Investments in, and advances to,
   unconsolidated subsidiaries and
   affiliates                             $ 65.0       $64.6
Other investments, net                      76.7        11.6
------------------------------------------------------------
Total                                     $141.7       $76.2
============================================================

  Proceeds from Sweetwater County, Wyoming's Solid Waste Disposal Revenue Bonds (Note 9) are included in other investments in 1994 and are being used to fund a soda ash business capital project.

Note 8 Property, Plant and Equipment

Property, plant and equipment consists of the following:

------------------------------------------------------------
                                             December 31
------------------------------------------------------------
(In millions)                               1994        1993
------------------------------------------------------------
Land and land improvements              $  275.7    $  252.8
Buildings                                  510.1       461.3
Machinery and equipment                  2,894.6     2,706.0
Construction in progress                   217.1        78.3
------------------------------------------------------------
   Total cost                            3,897.5     3,498.4
Accumulated depreciation                 2,360.1     2,108.1
------------------------------------------------------------
Net property, plant and equipment       $1,537.4    $1,390.3
============================================================

  Depreciation expense was $220.5 million, $222.4 million and $235.0 million in 1994, 1993 and 1992, respectively.

Note 9 Debt

Long-term debt
Long-term debt consists of the following:

------------------------------------------------------------
                                               December 31
------------------------------------------------------------
(In millions)                               1994        1993
------------------------------------------------------------
Revolving credit facility, effective rate
   (1994-6.1%; 1993-5.9%)/(1)/            $ 85.0      $   --
Uncommitted facilities, effective rate
   (1994-4.5%; 1993-4.2%)/(2)/              76.0          --
Notes payable to banks, various rates,
   due 1995 to 1998                         75.3        39.6
Pollution control and industrial
   revenue bonds, 3.8% to 7.1%,
   due 1997 to 2024                        181.2        94.9
Senior debt, 8-3/4% due 1999,
   less unamortized discount (1994-$0.7;
   1993-$0.9), effective rate 8.8%         249.3       249.1
Senior debt, 6-3/8% due 2003,
   less unamortized discount (1994-$1.0;
   1993-$1.1), effective rate 6.4%         199.0       198.9
Sterling denominated debt, due 2042,
   less unamortized discount of
   (1993-$18.9), 7.65% yield to maturity      --       104.9
Exchangeable senior subordinated
   debentures, 6-3/4%, due 2005             75.0        75.0
Other                                        1.7         2.5
------------------------------------------------------------
Total                                      942.5       764.9
Less current portion                        41.3        15.0
------------------------------------------------------------
Long-term portion                         $901.2      $749.9
============================================================

/(1)/ The effective rate on the revolving credit facility is based on average balances outstanding during the year and includes facility fees and expenses incurred due to interest rate swaps.
/(2)/ The effective rate on uncommitted facilities is based on average balances outstanding during the year and includes expenses incurred due to interest rate swaps .

  In December, 1994, the company entered into a $250 million, 364 day, non-amortizing revolving credit agreement and a $250 million, five-year, non-amortizing revolving credit agreement to replace the company's previous credit agreements. Among other restrictions, the credit agreement contains covenants relating to dividends, liens, consolidated net worth and cash flow coverage and leverage ratios (as defined in the agreement). The company is in compliance with all financial debt covenants.

  At December 31, 1994, advances under uncommitted facilities were $76 million. Committed credit available under the revolving credit facility provides management with the ability to refinance this debt on a long-term basis and, as it is management's intent to do so, advances under the uncommitted facilities have been classified as long-term debt.

  In June, 1994 and September, 1994, the company borrowed $45 million at 7.0% interest and $45 million at 6.9% interest, respectively with maturities of 2024, from the proceeds of Sweetwater County, Wyoming's Solid Waste Disposal Revenue Bonds. (Note 7)

  The company has entered into foreign currency swap agreements allowing the Sterling denominated fixed rate borrowings, originally due to mature 2042, to be swapped for floating rate dollar amounts.

  During 1993, the company, with funds obtained through its revolving credit agreement, repurchased the remaining $655 million, less unamortized discount of $481 million, of 7-1/2% zero coupon senior subordinated convertible debentures with an original maturity date of 2011, $32 million of 7-1/2% sinking fund debentures, originally due 2001, and $19 million of industrial revenue bonds. As a result of the write-off of related unamortized debt issue costs, as well as other costs and expenses incurred, the company recognized an extraordinary charge of $4.7 million, net of tax benefits of $2.7 million.

  In August 1993, subsequent to the repurchases noted above, the company issued $200 million of 6-3/8% senior notes due 2003. The net proceeds of $198 million were used to repay advances under the revolving credit agreement.

  Net proceeds from the 1992 issuance of $250 million of 8-3/4% senior debt were used to repurchase the remaining $123 million of 12-1/4% senior subordinated debentures, and to reduce debt incurred in February 1992 to repurchase the remaining $99 million of 12-1/2% subordinated debentures. In 1992, the company also repurchased the remaining $45 million of the 9-1/2% sinking fund debentures. As a result of the premium paid on the above repurchases, the write-off of related unamortized debt issuance costs, and other expenses, the company incurred an extraordinary charge of $11.4 million, net of tax benefits of $6.7 million, in 1992.

  The exchangeable senior subordinated debentures bearing interest at 6-3/4% and maturing in 2005 are exchangeable at any time into FMC Gold Company common stock held by FMC Corporation at an exchange price of $15-1/8, subject to change as defined in the offering circular. However, the company may, at its option, pay an amount equal to the market price of FMC Gold Company common stock in lieu of delivery of the shares. The debentures are subordinated in right of payment to all existing and future senior indebtedness of the company. The debentures are redeemable at the option of FMC at prices decreasing from 103-3/8% of face amount on January 16, 1995, to par on January 16, 2000.

  Aggregate maturities and sinking fund requirements over the next five years are (in millions): 1995--$41.3, 1996--$21.5, 1997--$21.5, 1998--$34.1, 1999--
$435.2, and thereafter--$388.9.

  Short-term Debt and Compensating Balance Agreements. FMC maintains informal credit arrangements in many foreign countries. Foreign lines of credit, which usually include overdraft facilities, typically do not require the maintenance of compensating balances, as credit extension is not guaranteed but is subject to the availability of funds. The weighted average interest rate on outstanding short-term borrowings at December 31, 1994 and 1993 was 8.2% and 7.4%, respectively. The average interest rates have been adjusted for currency devaluation associated with borrowing in hyperinflationary countries.

Note 10 Income taxes

Effective January 1, 1993, the company adopted SFAS No. 109, "Accounting for Income Taxes," which changed the company's method of accounting for income taxes from the deferred method to an asset and liability approach. Previously, the company deferred the tax effects of timing differences between financial reporting and taxable income. The asset and liability approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities.

  The company has elected not to restate the financial statements of prior years for this change in accounting. The cumulative effect of the change on pretax income and net income was not material.

  Domestic and foreign components of pretax income (loss) from continuing operations are shown below:

----------------------------------------------------
                         Year ended December 31
----------------------------------------------------
(In millions)         1994        1993         1992
----------------------------------------------------
Domestic             $173.1      $(17.2)      $226.5
Foreign                79.2        55.0         53.1
----------------------------------------------------
Total                $252.3      $ 37.8       $279.6
====================================================

  The provision (benefit) for income taxes consists of:

----------------------------------------------------
                         Year ended December 31
----------------------------------------------------
(In millions)         1994        1993         1992
----------------------------------------------------
Current:
  Federal            $24.7       $ 23.7        $56.3
  Foreign             21.6          8.3         21.0
  State and local      2.3          3.7         12.7
----------------------------------------------------
Total current         48.6         35.7         90.0
Deferred              30.3        (38.9)        (3.0)
----------------------------------------------------
Total income taxes   $78.9       $ (3.2)       $87.0
====================================================

  Total income tax provisions (benefits) were allocated as follows:

-------------------------------------------------------
(In millions)                              1994    1993
-------------------------------------------------------
Income from continuing operations         $78.9   $(3.2)
Extraordinary item                           --    (2.6)
Items charged directly to stockholders'
  equity                                   (2.9)   (2.4)
-------------------------------------------------------
Income tax expense (benefit)              $76.0   $(8.2)
=======================================================

  Significant components of the deferred income tax provision (benefit) attributable to income from continuing operations are as follows.

-------------------------------------------------------------------
(In millions)                                    1994          1993
-------------------------------------------------------------------
Deferred tax (exclusive of the effects of
  other components listed below)                $28.5        $(50.6)
Adjustments to deferred tax assets and
  liabilities for enacted changes in tax laws
  and rates                                        --          (5.1)
Increase in the valuation allowance
  for deferred tax assets                         1.8          16.8
-------------------------------------------------------------------
Deferred income tax expense (benefit)           $30.3        $(38.9)
===================================================================

  Significant components of the company's deferred tax assets and liabilities as of December 31, 1994 and December 31, 1993 are as follows:

-------------------------------------------------------------------
(In millions)                                    1994          1993
-------------------------------------------------------------------
Accrued pension and other postretirement
  benefits                                     $119.2        $107.2
Reserves for discontinued operations
  and restructuring                              94.0         149.2
Other reserves                                  111.1         108.6
Net operating loss carryforwards                 25.0          22.7
Alternative minimum tax credit carryforwards     31.8          12.4
Capitalized research and development
  costs                                          (2.3)         14.7
Other                                            16.8          17.1
-------------------------------------------------------------------
Deferred tax assets                             395.6         431.9
Valuation allowance                             (39.1)        (37.3)
-------------------------------------------------------------------
Deferred tax assets, net of valuation
  allowance                                    $356.5        $394.6
===================================================================
Property, plant and equipment                  $170.2        $163.8
Other                                             5.5           6.1
-------------------------------------------------------------------
Deferred tax liabilities                       $175.7        $169.9
===================================================================
Net deferred tax assets                        $180.8        $224.7
===================================================================

  As of December 31, 1994, the company has prepaid $31.8 million of alternative minimum tax. These prepayments represent credits that are available in future years to offset regular taxes to the extent they exceed alternative minimum tax.

  The effective income tax rate applicable to pretax income is less than the statutory U.S. federal income tax rate due to the various factors listed in the following table:

---------------------------------------------------------------------------
PERCENT OF PRE-TAX INCOME                           Year ended December 31
---------------------------------------------------------------------------
                                                   1994      1993      1992
---------------------------------------------------------------------------
Statutory U.S. tax rate                              35%       35%       34%
---------------------------------------------------------------------------
Net increase (decrease):
Foreign sales corporation income not
  subject to U.S. tax                                (3)      (30)       (3)
Percentage depletion                                 (6)      (51)       (7)
State and local income taxes, less
  federal income tax benefit                          3        (6)        3
Foreign earnings subject to different
  tax rates                                          (1)      (15)        1
Tax on intercompany dividends
  and deemed dividends for
  tax purposes                                        3        54         1
Adjustment to deferred tax
  assets for enacted changes
  in tax rates                                       --       (13)       --
Equity in earnings of affiliates
  not taxed                                          (2)       (9)       (1)
Minority interest on FMC Gold
  restructuring charge                               --       (11)       --
Change in valuation allowance                        --        44         1
Other                                                 2        (6)        2
---------------------------------------------------------------------------
Total decrease                                       (4)      (43)       (3)
---------------------------------------------------------------------------
Effective tax rate                                   31%       (8)%      31%
===========================================================================

  FMC Corporation's federal income tax returns for years through 1989 have been examined by the Internal Revenue Service and have been settled. Management believes that adequate provision for income taxes has been made for the open years 1990 and after. Income taxes have not been provided for the equity in undistributed earnings of foreign consolidated subsidiaries ($299.7 million at December 31, 1994). Restrictions on the distribution of these earnings are not significant. Foreign earnings taxable to the company as dividends were $66.2 million, $131.0 million and $22.1 million in 1994, 1993, and 1992, respectively.

NOTE 11 STOCK OPTION PLANS

An Incentive Share Plan providing certain incentives and rewards to key employees is administered by the Compensation and Organization Committee of the Board of Directors (the Committee). The Committee, subject to the provisions of the plan, approves participants and awards, and times and conditions for payment.

  Awards may be made in the form of an unconditional stock option and a conditional dollar amount. Unconditional stock options are exercisable at the end of an award period, usually four years from the date of the grant, while all, part, or none of the conditional dollar amount may be paid at the end of the award period if the stock option has little or no value and, in the case of performance awards, financial targets have been met and approved by the Committee.

  Stock options may be incentive stock options and/or nonqualified stock options. The exercise price for options is the fair market value of the stock at the date of grant. Incentive stock options expire not more than 10 years after the grant date. Nonqualified stock options expire not more than 15 years after the grant date (10 years for grants prior to 1990), although the Committee may extend the expiration date of any nonqualified stock option.

  The following summary shows stock option activity:

-------------------------------------------------------------------------------
                                            Shares optioned
                                                    but not      Option price
                                                  exercised         per share
-------------------------------------------------------------------------------
December 31, 1992                                 2,679,358    $7.39-$46.375
Granted                                             199,300    $45.00
Exercised                                          (313,775)   $7.39-$24.50
Cancelled                                           (98,700)   $29.50-$46.375
-------------------------------------------------------------------------------
December 31, 1993                                 2,466,183    $10.43-$46.375
Granted                                             851,550    $46.25
Exercised                                          (340,459)   $10.43-$31.25
Cancelled                                           (88,900)   $29.50-$46.375
-------------------------------------------------------------------------------
DECEMBER 31, 1994                                 2,888,374    $17.625-$46.375
===============================================================================

  At December 31, 1994, 1,141,024 of the optioned shares are exercisable at prices ranging from $10.43 to $31.125 per share, with expiration dates from July 8, 1996 to April 27, 2005. On January 2, 1995, an additional 159,700 shares became exercisable at a price of $29.50 with an expiration date of January 9, 2006. The excess of proceeds over the par value of optioned shares issued is credited to capital in excess of par value of capital stock. Cancellation (through expiration, forfeiture or otherwise) of awards granted after 1989 increases the shares available for future awards. At December 31, 1994, approximately 348,000 shares are available for future award.

  In April 1987, the stockholders approved the FMC Deferred Stock Plan for Nonemployee Directors. Under this plan, a portion of the annual retainer for these directors will be deferred and paid in the form of shares of common stock upon retirement or other termination of their directorships. At December 31, 1994, stock units representing an aggregate of 13,523 shares of stock were credited to the nonemployee directors' accounts.

NOTE 12 STOCKHOLDERS' EQUITY

The company is authorized to issue 60,000,000 shares of common stock, par value $0.10 per share, and 5,000,000 shares of preferred stock, no par value. None of the preferred stock is issued or outstanding.

  The following is a summary of FMC's capital stock activity over the past three years:

---------------------------------------------------------------------------
                                                    Common         Treasury
(In thousands)                                       stock            stock
---------------------------------------------------------------------------
Balance December 31, 1991                           35,549              279
Stock options exercised                                610
Stock repurchases                                                         7
---------------------------------------------------------------------------
Balance December 31, 1992                           36,159              286
Stock options exercised                                314
Stock repurchases                                                         6
---------------------------------------------------------------------------
Balance December 31, 1993                           36,473              292
Stock options exercised                                341
Stock repurchases                                                         6
---------------------------------------------------------------------------
BALANCE DECEMBER 31, 1994                           36,814              298
===========================================================================

  At December 31, 1994, 3,236,224 shares of unissued FMC common stock were reserved for stock options and awards.

  Covenants of the revolving credit facility agreement (Note 9) restrict aggregate payment of dividends on the company's common stock to 50 percent of consolidated net income (as defined) after December 31, 1991, plus $170 million. However, no dividends are expected to be paid on the company's common stock in 1995. The covenants also contain a minimum net worth requirement (as defined) of $300 million plus 50 percent of consolidated net income (as defined) after June 30, 1992.

  On February 22, 1986, the Board of Directors of the company declared a dividend distribution to each recordholder of common stock as of March 7, 1986, of one Preferred Share Purchase Right for each share of common stock outstanding on that date. Each right entitles the holder to purchase, under certain circumstances, one one-hundredth of a share of Junior Participating Preferred Stock, Series A, without par value, at a price of $75 per share (subject to adjustment), subject to the terms and conditions of a Rights Agreement dated February 22, 1986.

  The rights are not exercisable or transferrable apart from the common stock until 10 days after a public announcement that a person or group either (1) has acquired, or has obtained the right to acquire, beneficial ownership of 20 percent or more of the company's outstanding shares of common stock, or (2) has commenced, or announced an intention to commence, a tender offer or exchange offer that would result in the person or group beneficially owning 30 percent or more of the outstanding shares of common stock. The rights expire on March 7, 1996, unless redeemed by the company at an earlier date. The redemption price of $.05 per right is subject to adjustment to reflect stock splits, stock dividends or similar transactions. The company has reserved 400,000 shares of Junior Preferred Stock for possible issuance under the plan.

  In February 1988, the Rights Agreement was amended, such that if an entity acquired more than 20 percent of FMC's common stock, FMC stockholders, except the acquiring stockholder, will have the right to purchase

FMC common stock at a substantial discount to market value. For a period of 10 days after the date of the stock acquisition, the FMC Board of Directors may redeem the rights, permit the rights to be exercised or extend the 10-day redemption period.

Note 13 Retirement plans

FMC has retirement plans for substantially all domestic employees and certain employees in other countries. Plans covering salaried employees provide pension benefits based on years of service and an average of the highest 60 consecutive months of compensation during the last 120 months of consecutive employment. Plans covering hourly employees generally provide benefits of stated amounts for each year of service.

  The company's funding policy is to make contributions based on the projected unit credit actuarial cost method and to limit contributions to amounts that are currently deductible for tax reporting purposes.

  Beginning in 1994, net pension benefit and plan funded pension amounts include salaried and hourly retirement plans contributed by Harsco Corporation as part of a limited partnership agreement between FMC's Defense Systems Group and Harsco's BMY Combat Systems Division. Net pension benefit includes a charge of $1.3 million for the Combat Systems Division. Also included for Combat Systems are $40.8 million of projected benefit obligation, $43.4 million of assets and $6.4 million of accrued pension benefit cost.

  The following table summarizes the assumptions used and the components of the domestic net benefit:

-------------------------------------------------------------------------------
                                                    Year ended December 31
-------------------------------------------------------------------------------
Assumptions:                                     1994         1993         1992
-------------------------------------------------------------------------------
Weighted average discount rate                    8.0%         8.0%         8.0%
Rates of increase in future
   compensation levels                            5.0%         5.0%         5.0%
Weighted average expected
   long-term asset return                         9.3%         9.3%         9.3%
-------------------------------------------------------------------------------
Components (in millions):
-------------------------------------------------------------------------------
Service cost-benefits earned                   $ 25.5      $  22.6       $ 22.7
Interest cost on projected benefit
   obligation                                    55.5         50.2         47.1
Actual return on plan assets--
   investment (gains) losses                      2.6       (105.9)       (43.9)
Net amortization and deferral:
   Net transition asset amortization            (23.7)       (23.0)       (23.0)
   Prior service cost amortization                5.2          3.9          8.5
   Net gain amortization                         (2.3)        (1.9)        (2.3)
   Net asset gain (loss) deferred               (72.8)        46.5        (12.9)
-------------------------------------------------------------------------------
Net pension benefit                            $(10.0)     $  (7.6)      $ (3.8)
===============================================================================

  During 1994, FMC continued implementing programs to reorganize functional support staffs across the corporation and to consolidate and downsize various operations within the Industrial Chemicals, and Machinery and Equipment segments. Voluntary incentive benefit packages which either eliminated or reduced early retirement penalties were offered to salaried and non-union hourly employees whose age and service qualified them for the program. In addition to the voluntary program, early retirement penalties will be adjusted for certain employees affected by the company's restructuring, downsizing or consolidation activities.

  Net pension benefit in 1994 includes charges of $2.4 million related to these programs. In addition, $6.2 million of special termination benefits (early retirement incentives) were accrued for as part of the 1993 restructuring charge and are included in accrued pension cost.

  In 1992, the net pension benefit included a pension curtailment charge of $4.6 million relating to the elimination of certain employees in the company's hourly plans.

  The funded status of the plans and accrued pension cost recognized in the company's consolidated financial statements as of December 31 are as follows:

-------------------------------------------------------------------------------
(In millions)                                                 1994         1993
-------------------------------------------------------------------------------
Actuarial present value of benefits for
   service rendered to date:
   Accumulated benefit obligation based
       on salaries to date, including vested
       benefits of $581.8 in 1994 and
       $541.1 in 1993                                      $(611.6)     $(565.2)
   Additional benefits based on
       estimated future salary levels                       (145.4)      (117.1)
-------------------------------------------------------------------------------
Projected benefit obligation                                (757.0)      (682.3)
Plan assets at fair value/(1)/                               727.4        717.0
-------------------------------------------------------------------------------
Projected benefit obligation (in excess of)
   or less than plan assets                                  (29.6)        34.7
Unrecognized net loss                                         55.7          0.4
Unrecognized prior service cost                               25.5         24.6
Unrecognized net transition asset                           (149.6)      (167.8)
-------------------------------------------------------------------------------
Accrued pension cost                                        $(98.0)     $(108.1)
===============================================================================
(1) Primarily equities, bonds and participating annuities.

  The financial impact of compliance with SFAS No. 87 for non-U.S. pension plans is not materially different from the locally reported pension expense. The cost of providing those pension benefits for foreign employees was $6.3 million in 1994, $6.7 million in 1993 and $5.9 million in 1992.

NOTE 14 POSTRETIREMENT HEALTH CARE AND LIFE
        INSURANCE BENEFITS

FMC provides retiree health care and life insurance benefits for substantially all domestic employees. There are no significant plans for international employees. Employees generally become eligible for retiree benefits when they meet minimum retirement age and service requirements. The cost of providing most of these benefits is shared with retirees. The company has reserved the right to change or eliminate these benefit plans.

  The company funds a trust for retiree health and life benefits for the Defense Systems segment. Funding is based on amounts in negotiated government defense contracts, in conformance with Federal Cost Accounting Standards.

  Beginning in 1994, postretirement amounts include amounts for plans contributed by Harsco Corporation as part of a limited partnership agreement between FMC's Defense Systems Group and Harsco's BMY Combat Systems Division. As a result, postretirement benefit cost includes charges of $0.4 million for the Combat Systems Division, $3.4 million of accumulated postretirement benefit obligation and $4.9 million of accrued postretirement benefit cost.

  For measurement purposes, the assumed rate of future increases in per capita cost of health care benefits was 10 percent in 1994 and 13 percent in 1993, decreasing gradually to 6 percent by the year 2001 and assumed to remain at that level thereafter. The health care cost trend rate assumption has a significant effect on amounts recorded. Increasing the health care cost trend rates by one percentage point would increase the accumulated postretirement benefit obligation by approximately $9.0 million and would increase annual service and interest costs by $1.0 million.

  The following table summarizes the assumptions used and the components of net periodic postretirement benefit cost:

-------------------------------------------------------------------------------
                                                         Year ended December 31
-------------------------------------------------------------------------------
Assumptions:                                           1994      1993      1992
-------------------------------------------------------------------------------
Weighted average discount rate                          8.0%      8.0%      8.0%
Weighted average expected long-term asset return        9.0%      9.0%      9.0%
-------------------------------------------------------------------------------
Components (in millions):
-------------------------------------------------------------------------------
Service cost of benefits earned                       $ 4.2     $ 4.7     $ 6.9
Interest cost on accumulated
   postretirement benefit obligation                   13.3      14.3      18.3
Actual return on plan assets--
   investment (gain) losses                             0.4      (1.2)     (0.7)
Net amortization and deferral:
   Plan amendment amortization                         (7.7)     (6.1)     (0.3)
   Net gain amortization                               (0.6)       --        --
   Net asset loss deferred                             (2.5)     (0.3)     (0.3)
-------------------------------------------------------------------------------
Net periodic postretirement
   benefit cost                                       $ 7.1     $11.4     $23.9
===============================================================================

  The accrued postretirement benefit cost recognized in the company's consolidated financial statements and the funded status of the plan as of December 31 are as follows:

-------------------------------------------------------------------------------
(In millions)                                                    1994      1993
-------------------------------------------------------------------------------
Accumulated postretirement benefit obligation (APBO):
   Retirees                                                   $(110.4)  $ (85.2)
   Fully eligible active participants                           (24.5)    (30.8)
   Other active participants                                    (53.8)    (61.4)
-------------------------------------------------------------------------------
APBO                                                           (188.7)   (177.4)
Plan assets at fair value/(1)/                                   24.5      20.8
-------------------------------------------------------------------------------
APBO obligation in excess of plan assets                       (164.2)   (156.6)
Unamortized plan amendments                                     (62.8)    (70.4)
Unrecognized net (gain) or loss                                  (4.3)     (4.7)
-------------------------------------------------------------------------------
Accrued postretirement benefit cost                           $(231.3)  $(231.7)
===============================================================================
(1) Primarily equities and fixed income securities

  As a part of restructuring and downsizing, a voluntary incentive benefit package, which lowered the participants' minimum age eligibility requirement, was offered to salaried employees. As a result, $2.4 million was accrued as part of the 1993 restructuring charge and included in accrued postretirement benefit cost.

  In 1993, the company announced plan changes to establish a service-related premium and a fixed-dollar cap on the company's medical plan contributions for its salaried and non-union hourly retiree medical plans. These changes, effective April 1, 1993, reduced the benefit obligation by $62.4 million, amortizable over the remaining years of service to full eligibility.

  SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," was implemented by the company effective January 1, 1992 using the immediate recognition transition option. SFAS No. 106 requires accrual of the expected cost of providing postretirement benefits, other than pensions, during the years that the employee renders the necessary service. This resulted in a one-time, pretax adjustment of $296.3 million ($183.7 million, net of tax) in 1992, of which $92.5 million ($57.4 million, net of tax) was recorded for retiree benefits provided to former employees of discontinued operations.

Note 15 Employees' Thrift and Stock
        Purchase Plans

The FMC Employees' Thrift and Stock Purchase Plan (Thrift Plan) is a qualified salary-reduction plan under Section 401(k) of the Internal Revenue Code in which all salaried and non-union hourly employees of the company may participate. Under the Thrift Plan, participants may elect to have up to 15 percent of their compensation contributed to the plan. An employee's contribution, up to five percent of compensation, is matched by the company from 15 percent to 100 percent (80 percent prior to April 1, 1993), depending on profits and fund elections. A participant's interest in the company's contributions vests gradually during the first five years of active service and is fully vested thereafter. The employee-elected contributions may be invested in company stock, a fixed income fund or an equity fund. All matching contributions by the company are invested in the company's stock. In addition, the company also matched the contributions in the UDLP Salaried Employees' Plan and the UDLP York Plan. These plans have provisions similar to the FMC plan. Charges against income for FMC's matching contributions, net of forfeitures, were $18.8 million in 1994, $17.1 million in 1993 and $13.9 million in 1992.

Note 16 Environmental

The company may be obligated to recognize expenses required to comply with federal, state, and local environmental laws under which the company has been identified as a PRP by the EPA or other government agencies. The company has been named a PRP at 36 sites on the government's National Priority List. In addition, the company also has received notice from the EPA or other regulatory agencies that the company may be a PRP, or PRP equivalent, at other sites, including 25 sites at which the company has determined that it has a reasonably possible environmental liability. The company, in cooperation with appropriate government agencies, is currently participating in, or has participated in, Remediation Investigation/Feasibility Studies (RI/FS) or their equivalent at most of the identified sites, with the status of each investigation varying from site to site. RI/FS at certain sites have just begun whereby limited information, if any, is available relating to cost estimates, timing, or the involvement of other PRPs; whereas, at other sites, the studies are complete, remedial action plans have been chosen, or Record of Decisions have been issued.

  Reserves at December 31, 1994 were provided for potential environmental obligations which management considers probable and for which a reasonable estimate of the obligation could be made. Where the available information is sufficient to estimate the amount of liability, that estimate has been used; where the information is only sufficient to establish a range of probable liability and no point within the range is more likely than any other, the lower end of the range has been used. Accordingly, reserves of $229 million and $187 million, before recoveries, have been provided at December 31, 1994 and December 31, 1993, respectively, of which $142 million and $99 million are included in the reserve for discontinued operations at December 31, 1994 and December 31, 1993, respectively. In addition, the company has estimated reasonably possible environmental loss contingencies may exceed amounts accrued by as much as $230 million.

  Although potential environmental remediation expenditures in excess of the current reserves and estimated loss contingencies could be significant, the impact on the company's future financial results is not subject to reasonable estimation due to numerous uncertainties concerning the nature and scope of contamination at many sites, identification of remediation alternatives under constantly changing requirements, selection of new and diverse clean-up technologies to meet compliance standards, the timing of potential expenditures, and the allocation of costs among PRPs as well as other third parties.

  The liability arising from potential environmental obligations that have not been reserved for at this time may be material to any one quarter's or year's results of operations in the future. Management, however, believes the liability arising from the potential environmental obligations is not likely to have a material adverse effect on the company's liquidity or financial condition and may be satisfied over the next 20 years or longer.

  To ensure FMC is held responsible only for its equitable share of site remediation costs, FMC has initiated, and will continue to initiate, legal proceedings for contributions from other PRPs, and for a determination of coverage against its comprehensive general liability insurance carriers. The Supreme Court of California has determined that FMC's clean-up costs are insured damages under its liability insurance policies, subject to a determination of the application of certain policy exclusions and conditions. In July 1993, in the Superior Court of Santa Clara County, CA, a jury verdict determined that these exclusions do not apply to several of these sites. The other sites will be the subject of future litigation. Approximately $123 million of recoveries
($44 million as other assets and $79 million as an offset to the reserve for discontinued operations) and approximately $54 million of recoveries ($32 million as other assets and $22 million as an offset to the reserve for discontinued operations), has been recorded as probable realization on claims against insurance companies and other third parties at December 31, 1994 and December 31, 1993, respectively.

  Regarding current operating sites, the company spent approximately $20 million, $16 million and $20 million for the years 1994, 1993 and 1992, respectively, on capital projects relating to environmental control facilities, and expects to spend additional capital of approximately $36 million and $21 million in 1995 and 1996, respectively. Additionally, in 1994, 1993, and 1992, FMC spent approximately $55 million, $63 million and $57 million, respectively, for environmental compliance costs.

  Regarding previously operated and other sites for the years 1994, 1993 and 1992, FMC charged approximately $18 million, $17 million and $11 million, respectively, against established reserves for remediation spending, and charged approximately $13 million, $10 million and $11 million, respectively, against reserves for spending on RI/FS. Recoveries from third parties of approximately $5 million, $7 million and $3 million, respectively, were received in 1994, 1993 and 1992. FMC anticipates that the expenditures for current operating, previously operated and other sites will continue to be significant for the foreseeable future.

Note 17 Non-Environmental Commitments
        and Contingent Liabilities

FMC leases office space, plants and facilities, and various types of manufacturing, data processing and transportation equipment. Leases of a capital nature are not significant. Total rent expense under all leases not capitalized amounted to $64.1 million, $60.0 million and $59.8 million in 1994, 1993 and 1992, respectively. Minimum future rentals under noncancellable leases aggregated approximately $308 million as of December 31, 1994 and are estimated to be payable $54 million in 1995, $39 million in 1996, $31 million in 1997, $30 million in 1998, $29 million in 1999 and $125 million thereafter. The real estate leases generally provide for payment of property taxes, insurance and repairs by FMC.

  FMC Gold Company is involved in two lawsuits filed late in 1994 seeking to enjoin development of the Beartrack property which is within the national forests of Idaho. While the company believes that the biological opinion it received prior to commencing the development was carefully considered and is fully supported by the record, a different conclusion in either lawsuit could result in suspension of further development and/or operation of the Beartrack property. At December 31, 1994, capital spending totals $48 million of an expected $57 million for this development. A further discussion of these lawsuits is included on page 49.

  The company also has certain other contingent liabilities resulting from litigation, claims, performance guarantees, and other commitments incident to the ordinary course of business. Management believes that the probable resolution of such contingencies will not materially affect the financial position or results of operations of FMC.

Note 18 Subsequent Event

On February 6, 1995, the company announced that it has reached agreement with Nippon Sheet Glass Co., Ltd., Tokyo, and Sumitomo Corporation, Tokyo, to sell a minority interest in its soda ash business for $150 million. In addition, Nippon Sheet Glass Co., Ltd. and Sumitomo Corporation will be investing in FMC's $135 million two-phased solution mining project. When the deal is completed, the Japanese companies will hold a 20 percent equity interest in FMC Wyoming Corporation, a wholly owned subsidiary of FMC, which will be composed solely of FMC's soda ash business. FMC Wyoming will supply soda ash to the glass manufacturing operations of Nippon Sheet Glass.

  FMC will retain management control of both the soda ash business and its Green River, Wyoming, soda ash mining and manufacturing facility. FMC also will retain 100 percent ownership of the non-soda ash facilities and businesses located in Green River. The joint venture is expected to be completed in the second quarter of 1995, subject to various conditions, which include completion of due diligence, approval by the companies' respective boards of directors and receipt of requisite government approvals.

Independent Auditors' Report

KPMG Peat Marwick LLP Logo

The Board of Directors and Stockholders,
FMC Corporation:

We have audited the consolidated balance sheets of FMC Corporation and consolidated subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of income, cash flows and changes in stockholders' equity for each of the years in the three-year period ended December 31, 1994. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. With respect to information as of and for the year ended December 31, 1994, we did not audit the financial statements of United Defense, L.P., which statements reflect total assets constituting 13% and total revenues constituting 27% of the related consolidated totals in 1994. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for United Defense, L.P., is based solely on the report of the other auditors.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

  In our opinion, based upon our audit and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of FMC Corporation and consolidated subsidiaries at December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1994 in conformity with generally accepted accounting principles.

  As discussed in Note 14 to the consolidated financial statements, the company changed its method of accounting for post retirement benefits other than pensions in 1992.

KPMG Peat Marwick LLP

KPMG Peat Marwick LLP
Chicago, Illinois
January 23, 1995



Management Report on Financial Statements

The consolidated financial statements and related information have been prepared by management, which is responsible for the integrity and objectivity of that information. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  FMC maintains a system of internal control over financial reporting and over safeguarding of assets against unauthorized acquisition, use or disposition which is designed to provide reasonable assurance as to the reliability of financial records and the safeguarding of such assets. The system is maintained by the selection and training of qualified personnel, by establishing and communicating sound accounting and business policies, and by an internal auditing program which constantly evaluates the adequacy and effectiveness of such internal controls, policies and procedures.

  The Audit Committee of the Board of Directors, composed of directors who are not officers or employees of the company, meets regularly with management, with the company's internal auditors, and with its independent auditors to discuss their evaluation of internal accounting controls and the quality of financial reporting. Both independent auditors and the internal auditors have free access to the Audit Committee to discuss the results of their audits.

  The company's independent auditors have been engaged to render an opinion on the consolidated financial statements. They review and make appropriate tests of the data included in the financial statements. As independent auditors, they also provide an objective, outside review of management's performance in reporting operating results and financial condition.



/s/Michael J. Callahan

Michael J. Callahan
Executive Vice President
and Chief Financial Officer

Chicago, Illinois
January 23, 1995

OTHER SUPPLEMENTAL INFORMATION
----------------------------------------------------------------------------------------------------------------------------------
QUARTERLY FINANCIAL INFORMATION (UNAUDITED)
----------------------------------------------------------------------------------------------------------------------------------
(In millions, except per share data)                                     1994                               1993
----------------------------------------------------------------------------------------------------------------------------------
                                                            1st      2nd      3rd      4th      1st      2nd      3rd      4th
                                                            Qtr.     Qtr.     Qtr.     Qtr.     Qtr.     Qtr.     Qtr.     Qtr.
----------------------------------------------------------------------------------------------------------------------------------
Sales                                                      $908.3  $1,053.8  $1,009.6 $1,039.1 $901.6   $979.3   $926.5   $ 946.5
Income (loss) from continuing operations before interest,
  minority interests and taxes                             $ 97.5  $  133.9  $   79.8 $   61.6 $ 78.3   $101.6   $ 61.2   $(138.2)
----------------------------------------------------------------------------------------------------------------------------------
Income (loss) before extraordinary items                   $ 46.1  $   67.3  $   34.7 $   25.3 $ 45.4   $ 62.6   $ 35.3   $(102.3)
  Per share--Primary                                       $ 1.24  $   1.82  $   0.93 $   0.68 $ 1.23   $ 1.69   $ 0.95   $ (2.77)
           --Fully diluted                                 $ 1.24  $   1.81  $   0.93 $   0.67 $ 1.19   $ 1.62   $ 0.94   $ (2.77)

Net income (loss)                                          $ 46.1  $   67.3  $   34.7 $   25.3 $ 45.4   $ 57.9   $ 35.3   $(102.3)
  Per share--Primary                                       $ 1.24  $   1.82  $   0.93 $   0.68 $ 1.23   $ 1.56   $ 0.95   $ (2.77)
           --Fully diluted                                 $ 1.24  $   1.81  $   0.93 $   0.67 $ 1.19   $ 1.50   $ 0.94   $ (2.77)
----------------------------------------------------------------------------------------------------------------------------------
Common stock prices:
  High                                                     $   50  $ 54 1/8  $ 62 1/4 $ 65     $ 53     $ 48 1/8 $ 49 3/4 $ 49 7/8
  Low                                                      $   47  $ 45 1/2  $ 54 1/4 $ 56 1/4 $ 45 5/8 $ 41 1/2 $ 44 1/8 $ 45 1/8
==================================================================================================================================

Fourth-quarter 1993 results include after-tax restructuring and other charges of $123.3 million (Note 2). The second quarter of 1993 reflects an after-tax extraordinary charge of $4.7 million related to debt restructuring.

Quarterly earnings per common share may differ from full-year amounts due to changes in the number of shares outstanding during the year.

--------------------------------------------------------------------------------------------------
ORDER BACKLOG (UNAUDITED)                                           December 31
--------------------------------------------------------------------------------------------------
(In millions)                                               1994        1993        1992
--------------------------------------------------------------------------------------------------
Machinery and Equipment                                 $  480.0    $  333.1    $  340.9
Defense Systems                                          1,412.3     1,105.0     1,342.6
---------------------------------------------------------------------------------------------------
Total                                                   $1,892.3    $1,438.1    $1,683.5
=====================================================================================================

Backlogs are not reported for Industrial Chemicals, Performance Chemicals and Precious Metals due to the nature of these businesses.

TEN-YEAR FINANCIAL SUMMARY
------------------------------------------------------------------------------------------------------------------------------------
(In millions, except per share, employee and stockholder data)                    1994          1993          1992
------------------------------------------------------------------------------------------------------------------------------------
SUMMARY OF EARNINGS
Sales                                                                         $4,010.8       3,753.9       3,973.7
Equity in earnings of affiliates                                                   5.3           6.4          11.1
Other revenue                                                                     35.2          28.6          18.7
------------------------------------------------------------------------------------------------------------------------------------
Total revenue                                                                  4,051.3       3,788.9       4,003.5
------------------------------------------------------------------------------------------------------------------------------------
Cost of sales                                                                  2,928.0       2,825.3       2,960.2
Selling, general and administrative expenses                                     583.7         539.2         532.4
Research and development                                                         166.8         149.2         145.0
Restructuring and other charges                                                    --          172.3            --
------------------------------------------------------------------------------------------------------------------------------------
Total costs and expenses                                                       3,678.5       3,686.0       3,637.6
------------------------------------------------------------------------------------------------------------------------------------
Income from continuing operations before interest, minority interest,
  gain on FMC Gold Company sale of stock and taxes                               372.8         102.9         365.9
------------------------------------------------------------------------------------------------------------------------------------
Minority interest                                                                 61.4           2.5           3.6
Interest income                                                                    8.9          11.0          12.2
Interest expense                                                                  68.0          73.6          94.9
Gain on FMC Gold Company sale of stock                                              --            --            --
------------------------------------------------------------------------------------------------------------------------------------
Income from continuing operations before income taxes                            252.3          37.8         279.6
Provision (benefit) for income taxes                                              78.9          (3.2)         87.0
------------------------------------------------------------------------------------------------------------------------------------
Income from continuing operations                                                173.4          41.0         192.6
Discontinued operations, net of taxes                                               --            --         (73.2)
------------------------------------------------------------------------------------------------------------------------------------
Income before extraordinary items and cumulative
  effect of change in accounting principle                                       173.4          41.0         119.4
Extraordinary items, net of taxes                                                   --          (4.7)        (11.4)
Cumulative effect of change in accounting principle,
  net of taxes                                                                      --            --        (183.7)
------------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                                             $  173.4          36.3         (75.7)
------------------------------------------------------------------------------------------------------------------------------------
Total dividends                                                               $     --            --            --
------------------------------------------------------------------------------------------------------------------------------------
SHARE DATA
Average number of shares used in earnings per share
  computations (thousands):
  Primary                                                                       37,195        36,943        36,796
  Fully diluted                                                                 37,299        36,943        39,694
Primary earnings (loss) per share:
  Continuing operations                                                       $   4.66          1.11          5.23
  Discontinued operations                                                           --            --         (1.99)
  Extraordinary items                                                               --         (0.13)        (0.31)
  Cumulative effect of change in accounting principle                               --            --         (4.99)
------------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                                             $   4.66          0.98         (2.06)
------------------------------------------------------------------------------------------------------------------------------------
Earnings (loss) per share assuming full dilution:
  Continuing operations                                                       $   4.65          1.11          5.04
  Discontinued operations                                                           --            --         (1.84)
  Extraordinary items                                                               --         (0.13)        (0.29)
  Cumulative effect of change in accounting principle                               --            --         (4.63)
------------------------------------------------------------------------------------------------------------------------------------
Net income                                                                    $   4.65          0.98             *
------------------------------------------------------------------------------------------------------------------------------------
FINANCIAL POSITION AT YEAR-END
Property, plant and equipment, at cost                                        $3,897.5       3,498.4       3,541.7
Accumulated depreciation                                                       2,360.1       2,108.1       2,039.6
Total assets                                                                   3,351.5       2,845.1       2,856.6
Long-term debt (less current portion)                                            901.2         749.9         843.6
Stockholders' equity (deficit)                                                   416.5         216.9         219.0
OTHER DATA
Income from continuing operations
  as a return on investment                                                       17.2%          7.8          20.6
Capital expenditures                                                          $  356.0         244.5         314.5
Provision for depreciation                                                    $  220.5         222.4         235.0
Employees at year-end                                                           21,344        20,696        22,097
Stockholders of record at year-end, common and preferred                        12,438        13,180        14,487
------------------------------------------------------------------------------------------------------------------------------------

*Per share amounts are antidilutive.

-------------------------------------------------------------------------------------------
         1991         1990         1989         1988         1987         1986         1985
-------------------------------------------------------------------------------------------
      3,899.4      3,722.2      3,414.5      3,286.9      3,139.1      3,002.7      3,260.8
          6.6          7.0          3.8          6.5          4.7          4.4         15.4
         20.8         40.5         18.8         30.7         22.7         71.8         20.1
-------------------------------------------------------------------------------------------
      3,926.8      3,769.7      3,437.1      3,324.1      3,166.5      3,078.9      3,296.3
-------------------------------------------------------------------------------------------
      2,930.2      2,787.8      2,497.2      2,419.4      2,344.5      2,237.0      2,448.5
        495.7        476.7        431.3        414.9        393.7        371.0        424.1
        134.6        157.6        149.7        143.6        132.0        145.8        149.4
           --          --           --            --           --           --           --
-------------------------------------------------------------------------------------------
      3,560.5      3,422.1      3,078.2      2,977.9      2,870.2      2,753.8      3,022.0
-------------------------------------------------------------------------------------------
        366.3        347.6        358.9        346.2        296.3        325.1        274.3
-------------------------------------------------------------------------------------------
          3.0          8.1          6.9          8.3          4.7          1.7          1.8
         17.3         22.5         28.2         40.3         33.8         28.6         32.1
        124.7        150.6        161.9        188.7        218.7        159.4         35.5
           --           --           --           --         94.7           --           --
-------------------------------------------------------------------------------------------
        255.9        211.4        218.3        189.5        201.4        192.6        269.1
         82.8         56.1         61.5         60.3         10.2         40.1         72.5
-------------------------------------------------------------------------------------------
        173.1        155.3        156.8        129.2        191.2        152.5        196.6
           --           --           --           --           --           --           --
-------------------------------------------------------------------------------------------
        173.1        155.3        156.8        129.2        191.2        152.5        196.6
         (9.2)          --        (20.4)          --        (10.7)          --           --
           --           --           --           --           --           --           --
-------------------------------------------------------------------------------------------
        163.9        155.3        136.4        129.2        180.5        152.5        196.6
-------------------------------------------------------------------------------------------
           --          --            --           --           --         14.4         57.6
-------------------------------------------------------------------------------------------

       36,267       36,075       36,006       35,860       42,108       92,746      146,889
       37,566       36,094       36,106       35,884       42,257       94,257      151,785
         4.77         4.30         4.35         3.60         4.54         1.64         1.33
           --           --           --           --           --           --           --
        (0.25)          --        (0.56)          --        (0.25)          --           --
           --           --           --           --           --           --           --
-------------------------------------------------------------------------------------------
         4.52         4.30         3.79         3.60         4.29         1.64         1.33
-------------------------------------------------------------------------------------------
         4.68         4.30         4.34         3.60         4.52         1.62         1.30
           --           --           --           --           --           --           --
        (0.24)          --        (0.56)          --        (0.25)          --           --
           --           --           --           --           --           --           --
-------------------------------------------------------------------------------------------
         4.44         4.30         3.78         3.60         4.27         1.62         1.30
-------------------------------------------------------------------------------------------
      3,389.7      3,279.8      2,908.0      2,750.2      2,628.1      2,490.9      2,347.4
      1,905.4      1,772.6      1,573.1      1,482.1      1,325.9      1,145.8      1,019.7
      2,774.2      2,959.2      2,819.0      2,748.8      2,595.1      2,685.8      2,806.7
        929.0      1,158.6      1,325.6      1,468.0      1,380.2      1,787.3        303.2
        309.8        149.6        (70.6)      (223.6)      (343.2)      (506.6)     1,123.1

         18.4         17.9         19.1         18.8         16.1         15.8         15.4
        216.8        324.4        280.8        186.5        157.2        232.8        319.0
        224.9        211.2        197.8        199.3        200.5        192.1        161.2
       23,150       23,882       24,110       24,342       24,797       24,966       28,064
       14,959       17,451       18,151       19,155       20,231       21,203       24,619
-------------------------------------------------------------------------------------------

                                        77      Fmc Corporation and Consolidated Subidiaries

Directors and Officers

Board of Directors

Robert N. Burt /1/,/5/
Chairman of the Board and
Chief Executive Officer

William W. Boeschenstein /2/,/3/,/5/
Retired Chairman of the Board and
Chief Executive Officer,

Owens-Corning Fiberglas Corporation

Larry D. Brady /4/
President

B. A. Bridgewater, Jr. /1/,/2/,/3/,/5/
Chairman of the Board,
President and Chief Executive Officer,

Brown Group, Inc.

Patricia A. Buffler /4/
Dean, Professor of Epidemiology,

School of Public Health,
University of California, Berkeley

Albert J. Costello /2/
Retired Chairman of the Board and
Chief Executive Officer,

American Cyanamid

Paul L. Davies, Jr. /1/,/2/
President,

Lakeside Corporation, a private real estate investment company

Jean A. Francois-Poncet /4/
Member of the French Senate

Robert H. Malott /1/,/5/
Chairman of the Executive Committee;
Retired Chairman of the Board and
Chief Executive Officer,

FMC Corporation

Edward C. Meyer /1/,/2/,/4/
Chairman,
GRC International, Inc.,
former Chief of Staff,
United States Army

William F. Reilly /3/,/5/
Chairman and Chief Executive Officer,

K-III Communications Corporation

James R. Thompson /4/,/5/
Former Governor of Illinois;
Chairman of the Board,

Law Firm of Winston & Strawn

Clayton Yeutter /3/,/4/
Of Counsel, Hogan & Hartson,
former U.S. Trade Representative,
and former Secretary,

U.S. Department of Agriculture
---------------------------------------

/1/Executive Committee
/2/Compensation and Organization Committee
/3/Audit Committee
/4/Public Policy Committee
/5/Nominating and Board Procedures Committee


Officers

Robert N. Burt*
Chairman of the Board and
Chief Executive Officer

Larry D. Brady*
President

William F. Beck*
Executive Vice President

Michael J. Callahan*
Executive Vice President and
Chief Financial Officer

William J. Kirby*
Senior Vice President

Alfredo Bernad
Vice President;
President, FMC Europe

Charles H. Cannon, Jr.*
Vice President;
General Manager
Food Machinery Group

Robert L. Day
Corporate Secretary and
Assistant General Counsel

Robert J. Fields
Vice President
Environment, Health, Safety
and Toxicology

Cheryl A. Francis*
Vice President and Treasurer

W. Reginald Hall*
Vice President;
General Manager
Specialty Chemicals Group

Robert I. Harries*
Vice President;
General Manager
Chemical Products Group

Patrick J. Head*
Vice President and
General Counsel

Larry P. Holleran*
Vice President

William R. Jenkins
Vice President
Communications

James A. McClung*
Vice President
Executive Marketing

Earl M. Morgan*
Vice President;
General Manager
Agricultural Products Group

Michael W. Murray
Vice President
Human Resources

Joseph H. Netherland*
Vice President;
General Manager
Energy and Transportation
Equipment Group

Thomas W. Rabaut*
Vice President;
President and
Chief Executive Officer
United Defense, L.P.

Harold S. Russell
Vice President
Government Affairs

Peter E. Weber
Vice President;
President
FMC Latin America/
Middle East/Africa

William J. Wheeler*
Vice President;
President
FMC Asia-Pacific

Scott H. Williamson*
Vice President
Corporate Development

*Executive Officer

Major Operating Units


Performance Chemicals

Agricultural Products Group

Specialty Chemicals Group
Food Ingredients Division
Lithium Division
Pharmaceutical Division
Process Additives Division
BioProducts

Industrial Chemicals

Chemical Products Group
Alkali Chemicals Division
FMC Foret, S.A.
Peroxygen Chemicals Division
Phosphorus Chemicals Division


Machinery and Equipment

Energy and Transportation
  Equipment Group

Fluid Control Division
Kongsberg Offshore Services, a.s.
SOFEC, Inc.
Wellhead Equipment Division

Airport Products and Systems
  Division
Automotive Service Equipment
  Division
Material Handling Systems
  Division

Food Machinery Group
Agricultural Machinery Division
Food Machinery Europe
Food Processing Systems Division
Packaging and Material Handling
  Division

Defense Systems

United Defense, L.P.
Armament Systems
Ground Systems
International
Steel Products

Precious Metals

FMC Gold


Executive Offices

FMC Corporation
200 E. Randolph Drive
Chicago, Illinois 60601


Subsidiaries and Affiliates in Other Nations

Argentina
FMC Argentina, S.A.
Minera Del Altiplano, S.A.

Australia
FMC (Australia), Ltd.

Austria
FMC Chemikalien
  Handelsgesellschaft m.b.H.

Belgium
FMC Europe N.V.
Food Machinery Coordination
  Center, S.A.

Brazil
CBV Industria Mecanica, S.A.
FMC do Brasil, Ltda.
FMC-Kramer, S.A.
Jetway Systems Equipamentos
  Aeroportuarios Ltda.

Canada
FMC of Canada, Ltd.
Marine Colloids, Ltd.
Mid-Atlantic Investments, Ltd.

Chile
Minera FMC Limitada

China
FMC Asia Pacific Ltd.

Commonwealth of
  Independent States
FMC Corporation

Denmark
FMC Litex, A/S

Egypt
FMC International, A.G.

France
FMC Europe, S.A.
FMC Food Machinery, S.A.
FMC Food Machinery France,
  S.A.
FMC Overseas, S.A.
Gelagar, S.A.R.L.

Gabon
FMC Gabon, S.A.R.L.

Germany
Jetway Systems, G.m.b.H.
Litex, G.m.b.H.

Greece
FMC Hellas, EPE
FMC International, A.G.

Guatemala
FMC Guatemala, S.A.

Hong Kong
FMC Asia Pacific, Ltd.
FMC Hong Kong Ltd.
Friendship Minerals
  and Chemicals, Ltd.

Indonesia
P.T. Bina Guna Kimia
P.T. FMC Santana Petroleum
  Equipment Indonesia

Ireland
FMC International, A.G.
FMC Manufacturing Limited
Norfolk Investments, Ltd.

Italy
FMC Food Machinery Italy,
  S.p.A.
FMC Packaging Machinery,
  S.p.A.

Ivory Coast
FMC Overseas, Ltd.

Japan
Asia Lithium Corporation
FMC Asia Pacific, Ltd.
L.H. Company, Ltd.
Tokai Denka Kogyo, K.K.

Kenya
FMC International, A.G.

Korea
FMC International, A.G.

Malaysia
Antah FMC Supplies
  and Services Sdn. Bhd.
FMC Petroleum Equipment
  (Malaysia) Sdn. Bhd.

Mexico
Electro Quimica Mexicana,
  S.A. de C.V.
E.M.D., S.A. de C.V.
Fabricacion, Maquinaria y Ceras,
  S. A. de C.V.
FMC Agroquimica de Mexico
  S. de R.L. de C.V.
FMC de Mexico S.A. de C.V.
FMC Ingrediantes Alimenticios
Minera FMC S.A. de C.V.

Netherlands
FMC Nederland, B.V.
FMC Fluid Control (Nederland) B.V.
FMC Food Machinery and Chemical
  Holding Company B.V.
FMC Industrial Chemicals
  (Netherlands), B.V.

Norway
Kongsberg Offshore, A.S.

Pakistan
FMC International, S.A.
FMC United (Private) Ltd.

Philippines
FMC International, S.A.
Marine Colloids (Philippines) Inc.

Poland
FMC Poland L.L.C.

Russia
A/O FMC Overseas
FMC Tyumen Petroleum
  Equipment

Saudi Arabia
FMC Arabia

Singapore
FMC Southeast Asia Pte., Ltd.

Spain
FMC Airline Equipment
  Europe, S.A.
FMC Spain, S.A.
FMC Foret, S.A.
Forsean, S.L.
Peroxidos Organicos, S.A.
Sibelco Espanola, S.A.
Turegano, S.A.
Valentin Herraiz, S.A.

Switzerland
FMC International, A.G.
FMC Holding, A.G.

Thailand
FMC (Thailand), Ltd.
Thai Peroxide Co., Ltd.

Turkey
FMC Nurol Savunma
  Sanayii A.S.

Ukraine
FMC International, A.G.

United Arab Emirates
FMC International, S.A. (Abu Dhabi)
FMC International, A.G. (Dubai)

United Kingdom
FMC Corporation (GB), Ltd.
FMC Corporation (UK), Ltd.
FMC Litex, Ltd.
SOFEC, Ltd. (UK)
Wellhead Technology Services, Ltd.

Uruguay
Lanfor Investments, S.A.

Venezuela
Tripoliven, C.A.
FMC Wellhead de Venezuela, S.A.

Virgin Islands
FMC Gold International Sales Corp.
FMC International Sales Corporation
Independence/FMC Foreign Sales
  Corporation

Stockholder Data

Annual Meeting
of Stockholders

FMC's annual meeting of
 stockholders will be held at
2 p.m. on Friday, April 21,
1995, at 200 E. Randolph
Drive, Chicago.

Notice of the meeting, together
with proxy material, will be
mailed approximately 40 days
prior to the meeting to stock
holders of record as of
March 2, 1995.

Transfer Agent and
Registrar of Stock

Harris Trust and Savings Bank
P.O. Box 755
Chicago, Illinois 60690
Questions concerning FMC
common stock should be sent
to the above address.

Stock Exchange Listing

New York Stock Exchange
Pacific Stock Exchange
Chicago Stock Exchange

Stock Exchange Symbol

FMC


Form 10-K

A copy of the company's
annual report to the Securities
and Exchange Commission
on Form 10-K for 1994 is
available upon written
request to:

FMC Corporation
Communications Department
200 E. Randolph Drive
Chicago, Illinois 60601

However, most information
required under Parts II and
III of Form 10-K has been
incorporated by reference to
the annual report to
stockholders or the proxy
statement.

FMC was incorporated in
Delaware in 1928.