Form 10-K, Exhibit 13
period 1995-12-31
FMC CORP
filed 1996-03-15
CIK 37785

         [FMC LOGO]
         FMC Corporation
         1995 Annual Report






 Increasing

shareholder

      value

    through

    people,

     growth

        and

     superb

  execution

As one of the world's
leading producers of
chemicals and machinery
for industry, agriculture
and government, FMC
participates on a world-
wide basis in five broad
markets: Performance
Chemicals, Industrial
Chemicals, Machinery
and Equipment, Defense
Systems and Precious
Metals. FMC operates
115 manufacturing
facilities and mines
in 24 countries.

About the cover: FMC is
building our commitment
to shareholders by growing
the company, executing
superbly and enlisting the
best people to do the job.

[GRAPH APPEARS HERE]

                           91    92   93/2/   94   95/3/
                          ----  ----  -----  ----  -----
Return on Investment/1/   18.4  20.6   7.8   17.2  15.1
                                      19.1

Earnings Per Share        4.77  5.23  1.11   4.66  5.63
                                      4.45

(1) Return on investment =
net income plus after-tax
interest expense on debt
divided by the average of
stockholders' equity plus
total debt.

(2) 1993 ROI and earnings per
share were 7.8 percent and $1.11,
respectively. ROI and EPS,
excluding after-tax restructuring
and other charges of $123.3
million, or $3.34 per share, were
19.1 percent and $4.45,
respectively.

(3) 1995 ROI and EPS, which
are not displayed, were 15.3
percent and $5.72, respectively.
ROI of 15.1 percent and EPS of
$5.63, as displayed, exclude
after-tax restructuring and other
charges and a gain on the sale
of FMC Wyoming stock of $3.5
million, or $0.09 per share.


FINANCIAL SUMMARY
-----------------------------------------------------------------------------
(In millions, except common stock,             1995         1994       Change
employee and stockholder data)
-----------------------------------------------------------------------------
SALES
In the United States                       $ 2,313.0       $2,045.0      13%
Outside the United States                    2,196.8        1,965.8      12%
-----------------------------------------------------------------------------
 TOTAL SALES                               $ 4,509.8       $4,010.8      12%
=============================================================================
INCOME (AFTER TAX)
Income before restructuring
  and other charges and gain
  on sale of FMC Wyoming stock/(1)(2)/     $   212.1       $  173.4      22%
-----------------------------------------------------------------------------
Net income                                 $   215.6       $  173.4      24%
-----------------------------------------------------------------------------
FINANCIAL DATA
Common stock price range                   $79 1/2-57 3/8  $65-45 1/2
-----------------------------------------------------------------------------
Capital expenditures
  excluding acquisitions                   $   494.1       $  314.6
-----------------------------------------------------------------------------
Research and development expenditures/(3)/ $   172.3       $  166.8
-----------------------------------------------------------------------------
At December 31  Operating working capital  $   184.9       $  (36.1)
                Number of employees           22,164         21,344
                Number of stockholders        11,844         12,438
-----------------------------------------------------------------------------

(1)Supplemental financial information. Income before restructuring and other charges and gain on sale of FMC Wyoming stock should not be considered in isolation nor as an alternative for net income or as the sole measure of the company's profitability.

(2)Restructuring and other charges consist of increased environmental reserves ($82.5 million), charges related to the shift of lithium-based production to Argentina ($35 million), asset write-downs and other charges ($17 million) and write-off of acquired in-process research and development related to the Moorco International Inc. acquisition ($15.5 million), net of income taxes ($53.8 million) (Note 3 to consolidated financial statements). The non-taxable gain on sale of FMC Wyoming stock was $99.7 million (Note 2 to consolidated financial statements).

(3)Excludes 1995 write-off of acquired in-process research and development of $15.5 million (Note 2 to consolidated financial statements).

------------------------------------------------------------------------------

                            FMC Investor Highlights

  . Our cash flow from operations*

    is more than $760 million.


  . In 1995, we significantly

    increased capital spending

    to close to $500 million, made

    acquisitions of more than $360

    million and spent $172 million

    on research and development

    - all investments to fuel future

    growth at returns above

    our cost of capital.


  . We continue to have a

    strong return on investment

    at 15.1 percent (before special

    income and expense items),

    even as we significantly step

    up investment spending.


      Robert N. Burt        Larry D. Brady

Our performance in 1995 added another positive milestone to our plan to create shareholder value. We achieved that milestone through our successful efforts to add growth to our tradition of superb execution.

 . Sales were up 12 percent to $4.5 billion - the first significant top-line growth we've seen in five years.

 . Net income before special income and expense items was $212 million - up 22 percent from last year, which means we increased margins even as we were increasing sales.

 . Earnings per share were $5.63 (before special income and expense items) - up 21 percent from 1994.

In the past four years, we've identified opportunities and made investments that will allow us to continue these trends.

 . Between 1992 and 1996, we expect to invest more than $1.7 billion in capital - up 45 percent, or $110 million a year over the previous five years.

 . In the last four years, we have acquired more than $650 million worth of businesses - $360 million in 1995.

 . We've also maintained our focus on research and development, and accelerated our introduction of new products and new technologies.

 . We continue to optimize our portfolio of businesses. We're in a process to extract the highest value from our precious metals business. We sold 20 percent equity interest in our soda ash busi-ness for $150 million and divested non-core machinery businesses.

 . And we've maintained our strong financial structure and investment-grade rating on outstanding debt.

The strategies timeline later in this report highlights our progress.


* Segment profits before tax plus depreciation

  Driving this best year in FMC's history were improving markets and cost improvements in Industrial Chemicals; market share gains, restructuring efforts, and the benefits of acquisitions in Machinery and Equipment; and continued growth in Performance Chemicals. This strong operating performance - combined with the cultural changes we're implementing - demonstrates that our strategy of adding growth to our tradition of superb execution is taking hold. We are strengthening the base of our existing businesses, expanding our markets and increasing revenues. The operating review and management's discussion and analysis later in this report provide greater detail on the state of our businesses.

Maximizing Shareholder Returns

Our top priority is maximizing shareholder value. Accordingly, in 1995, we did an in-depth study to determine if maintaining our mix of chemical, machinery and defense businesses was likely to result in continuing our historical record of generating superior shareholder returns. Our study showed that over the past 15 years, diversified companies have produced returns above those of non-diversified companies - by 2 percent a year. Based on this study, we are convinced that our strategy of increasing our growth rate while maintaining our commitment to superb execution, continuous improvement and a rigorous, analytical approach to decision-making will result in superior shareholder returns between now and the turn of the century.



Changing Our Culture

As we are more deeply involved in implementing our strategies, it becomes clearer that our most important task is to get, develop and keep more than our fair share of the best people. Achieving that goal involves a change in culture by:

 . refocusing our working relationships, with more dialogue and more exchange of new ideas;

 . emphasizing stretch objectives for our businesses, reinforced by our new incentive plan;

 . creating a work environment where we value diversity, encourage people development, develop teamwork, and build trust and effective communications;

 . streamlining decision-making, with more emphasis on line-to-line communications;

 . putting in place new operating systems, including our balanced scorecard approach that focuses on the key success factors, such as customer satisfaction, productivity and innovation, in addition to financial measures;

 . integrating more external focus into operations, with senior managers and operating managers spending more time with customers.

These changes in culture supplement our traditional values of maintaining the highest ethical standards; protecting health, safety and the environment; and acting as a responsible corporate citizen.

  . We are focused on optimizing

    the mix of FMC's businesses,

    including the sale of 20 percent

    equity interest in our soda ash

    business for $150 million cash

    and the divestiture of

    non-core businesses.


  . We have a strong financial

    structure and investment-grade

    ratings on outstanding debt.


  . We are focused on diversified

    global growth, with international

    sales totaling 48 percent**

    of sales.


  . FMC managers and employees

    are focused on increasing

    shareholder returns given our

    significant internal ownership

    - 24 percent of FMC's

    outstanding stock.


Management Changes

We elected three new vice presidents in 1995 - all of whom earned their promotions based on outstanding performance in their previous jobs with the company.

 . Bill Schumann was elected vice president and head of our Agricultural
   Products business, succeeding Earl Morgan, who retired in 1995, leaving the legacy of an organization committed to excellence.

 . Ron Mambu also was elected vice president and continues as controller.

 . Pat Brozowski was elected vice president of communications.

There are other changes in management and in our board of directors.

 . For more than 20 years, Larry Holleran, former vice president, human resources, has provided outstanding service to FMC. His insights and contributions have positively influenced countless FMC employees and the fortunes of our company. As he retires in February, we thank him for a super job and wish him well in meeting the challenges of his well-earned retirement.

 . We are pleased to welcome Pehr Gyllenhammar to our board of directors.
   Perhaps best known as the former head of AB Volvo, Pehr brings us broad-ranging experience in international business and finance. Pehr currently is a senior adviser to Lazard Freres.

 . Bill Boeschenstein is retiring from our board at our 1995 annual meeting.
   Personally and professionally, we all will miss his sage counsel, his business acumen and his willingness to offer his perspective.

Outlook

We believe the 1996 outlook for our Industrial Chemicals, Performance Chemicals and Machinery and Equipment segments is positive. These businesses will have to overcome a downturn in defense and higher interest expense driven by our significant capital investments and acquisitions. However, at this point, we believe that we can achieve another record performance in sales and earnings.


Robert N. Burt                    Larry D. Brady
Chairman of the Board and         President
Chief Executive Officer
February 29, 1996


** Excludes sales of Precious Metals

Industry Segment Data
-------------------------------------------------------------------------------------------
(In millions)                                        Year ended December 31
                                       ----------------------------------------------------
                                           1995       1994       1993       1992       1991
-------------------------------------------------------------------------------------------
Sales
Performance Chemicals                  $1,176.5   $1,060.5   $  973.5   $  912.3   $  764.1
Industrial Chemicals                      976.8      866.8      866.7      925.9      933.3
Machinery and Equipment                 1,351.0      972.7      870.9      876.7      891.5
Defense Systems                           968.2    1,080.5      950.2    1,111.8    1,171.6
Precious Metals                            59.0       60.9      125.0      170.6      157.5
Eliminations                              (21.7)     (30.6)     (32.4)     (23.6)     (18.6)
-------------------------------------------------------------------------------------------
Total                                  $4,509.8   $4,010.8   $3,753.9   $3,973.7   $3,899.4
===========================================================================================
Income (loss) before income taxes
Performance Chemicals                  $  161.6   $  154.0   $  139.1   $  133.4   $  116.4
Industrial Chemicals(1)                   161.9      119.3       58.3       79.8       86.8
Machinery and Equipment                    49.8       33.3        6.7       32.1       46.2
Defense Systems(1)                        160.8      159.5      161.7      167.2      160.2
Precious Metals(1)                         (5.7)      (9.0)       9.7       36.4       28.7
-------------------------------------------------------------------------------------------
Operating profit                          528.4      457.1      375.5      448.9      438.3
Restructuring and other charges(2)       (150.0)         -     (172.3)         -          -
Gain on sale of FMCWyoming stock(3)        99.7          -          -          -          -
Net interest expense                      (72.5)     (59.1)     (62.6)     (82.7)    (107.4)
Corporate and other                       (96.2)    (101.9)    (110.5)    (112.3)     (89.6)
Minority interests(1)                     (59.1)     (61.4)      (2.5)      (3.6)      (3.0)
Other income and (expense), net(4)         (3.4)      17.6       10.2       29.3       17.6
-------------------------------------------------------------------------------------------
Total                                  $  246.9   $  252.3   $   37.8   $  279.6   $  255.9
===========================================================================================
Identifiable assets
Performance Chemicals                  $  904.6   $  754.6   $  696.9   $  662.2   $  546.1
Industrial Chemicals                    1,048.8      883.6      824.7      872.2      908.4
Machinery and Equipment                 1,166.5      619.3      522.9      473.0      503.3
Defense Systems                           547.3      492.0      269.0      277.7      367.6
Precious Metals                           139.1      108.9       64.8      131.8      145.1
-------------------------------------------------------------------------------------------
Subtotal                                3,806.3    2,858.4    2,378.3    2,416.9    2,470.5
Corporate and other                       494.8      493.1      466.8      439.7      303.7
-------------------------------------------------------------------------------------------
Total                                  $4,301.1   $3,351.5   $2,845.1   $2,856.6   $2,774.2
===========================================================================================

(1) Defense Systems' segment data includes 100 percent of United Defense, L.P. in 1994 and 1995. Industrial Chemicals' segment data includes 100 percent of FMC Wyoming Corporation in 1995. Precious Metals' segment data includes 100 percent of FMC Gold Company in 1991 through 1995. Minority shareholder interests are included in Minority interests, except the portion related to 1993 restructuring and other charges.

(2) Restructuring and other charges related to 1995 are described in Note 3 to the consolidated financial statements and are related to Industrial Chemicals ($77.5 million), Performance Chemicals ($45.0 million), Machinery and Equipment ($15.5 million) and Defense Systems ($12.0 million). Restructuring and other charges related to 1993 are described in Note 3 to the consolidated financial statements and are related to Machinery and Equipment ($66.0 million), Precious Metals ($47.9 million, net of minority interest), Industrial Chemicals ($29.7 million), Performance Chemicals ($3.2 million), and Corporate ($25.5 million).

(3) Gain on sale of FMC Wyoming stock (Note 2 to the consolidated financial statements) is attributable to the Industrial Chemicals segment.

(4) Other income and (expense), net primarily includes LIFO inventory adjustments and pension-related income and (expense).
--------------------------------------------------------------------------------

Products
and Markets

Performance Chemicals  Description
 ................................................................................
Agricultural           Produces crop protection and pest control chemicals for
Products               worldwide markets. More than 50 percent of sales
                       outside of United States.

________________________________________________________________________________
Food Ingredients       Largest worldwide producer of carrageenan and Avicel
                       cellulose gel. Leading specialist in providing texture, structure and physical stability for food systems.

________________________________________________________________________________
Pharmaceutical         Largest worldwide producer of binders and disintegrants,
                       as well as other specialty chemicals for pharmaceutical markets.

________________________________________________________________________________
Lithium                World's largest producer of lithium-based products.

________________________________________________________________________________
Process                World's largest producer of phosphate ester flame
Additives              retardants. Leading supplier of specialty water treatment
                       chemicals.

________________________________________________________________________________
BioProducts            Largest worldwide producer of agarose. Leading supplier
                       of proprietary products for life science markets.


Industrial Chemicals   Description
 ................................................................................
Alkali                 World's largest producer of natural soda ash and market
Chemicals              leader in North America. Downstream products include
                       sodium bicarbonate, sodium cyanide, sodium
                       sesquicarbonate, caustic soda.
________________________________________________________________________________
Peroxygen              Major worldwide producer of hydrogen peroxide,
Chemicals              persulfates and other peroxygen chemicals.

________________________________________________________________________________
Phosphorus             Major worldwide supplier and leading North American pro-
Chemicals              ducer of phosphorus and its derivatives, phosphates and
                       phosphoric acid.

________________________________________________________________________________
FMC Foret, S.A.        Major European chemical producer. Products include
                       hydrogen peroxide, perborates, phosphates, silicates, zeolites, sulfur derivatives. Leading share in Spanish peroxygen and phosphate markets.

Markets Served
 ................................................................................
Food growers, pest control markets.
--------------------------------------------------------------------------------
Processed food industry, personal care products.
--------------------------------------------------------------------------------
Pharmaceutical industry.
--------------------------------------------------------------------------------
Aluminum, ceramics and glass, lubricating greases, swimming pools, textiles, aluminum alloys, batteries, rubber and plastic,air conditioning, pharmaceuticals.
--------------------------------------------------------------------------------
Plastics, hydraulic fluids, lubricant additives, industrial water treatment and desalination.
--------------------------------------------------------------------------------
Life science research; DNA and protein analysis.


FMC Market Strengths
 ................................................................................
Strong global position in both developed and developing countries. Strong insecticide portfolio. Successful efforts in developing a new class of herbicides.
--------------------------------------------------------------------------------
Proprietary products. Advanced applications technology. Worldwide manufacturing capabilities.
--------------------------------------------------------------------------------
Brand recognition. Proprietary technology. Advanced applications technology. Strong manufacturing capabilities. Product quality and versatility.
--------------------------------------------------------------------------------
Diverse, high value-added products. Strong manufacturing capabilities.
--------------------------------------------------------------------------------
Global manufacturing and technical sales capabilities. Diverse products. Applications know-how.
--------------------------------------------------------------------------------
Advanced applications technology. Product quality. Proprietary technology. Worldwide brand recognition.


Growth and Global Development
 ................................................................................
Rapid expansion of new and existing products to markets in Latin America, Europe and Asia. Building new manufacturing plant to produce new family of herbicides.
--------------------------------------------------------------------------------
Opened new R&D laboratories; sales, marketing push in Europe, Asia-Pacific and Latin America. Dedicated teams in place for developing meat, seafood, poultry applications.
--------------------------------------------------------------------------------
Working with customers to tailor FMC's AviSphere time-release technology. Launched new line of vitamin specialty excipients and a new chewable tablet excipient. Opened new technical service laboratory in Brussels and signed new agreement to sell excipients to multinational customers in Asia.
--------------------------------------------------------------------------------
Developing new, low-cost lithium reserves in South America using new proprietary lithium extraction technology. Accelerated research efforts in pharmaceutical reagents, polymer initiators and battery materials.
--------------------------------------------------------------------------------
Opened new R&D laboratory in Princeton, New Jersey, increasing capabilities to serve the plastics market. Continuing R&D investments. Increasing technology focus on process improvement. Increasing growth in Asia-Pacific region.
--------------------------------------------------------------------------------
Introduced new products for conducting DNA separations, sequencing and detection. Continuing R&D investments. Acquired AT Biochem to expand into DNA sequencing and mutation detection markets.


Outlook
 ................................................................................
Growing markets for pesticides in developing countries. Growing portfolio of pest control products and herbicides, with substantial market share gains.
Expect to bring to market new herbicides for use in U.S. and international markets.
--------------------------------------------------------------------------------
Continued growth in global food ingredients markets. Increasing output from regional food labs and field organizations around the world.
--------------------------------------------------------------------------------
Strong pharmaceutical customer base. Expanding through value-added technology.
--------------------------------------------------------------------------------
Growing specialty applications. New products introduced for lithium ion batteries, specialty polymers and synthetic intermediates for polymers.
--------------------------------------------------------------------------------
Increased profitability from improved manufacturing performance and gains from process technology. Continuing gains from new, state-of-the-art process control equipment.
--------------------------------------------------------------------------------
Increasing demand for DNA and protein-related analysis in research and diagnostics.


Markets Served
 ................................................................................
Glass-making, chemicals, detergents, food products, animal feed additives, mining, air/water treatment, pulp and paper.
--------------------------------------------------------------------------------
Pulp and paper, textiles, chemical and polymer synthesis, environmental clean-up, electronics, mining, detergents.
--------------------------------------------------------------------------------
Detergents, cleaning compounds, metal treatment, food products, textiles, pesticide intermediates, additives, pharmaceuticals, water treatment.
--------------------------------------------------------------------------------
Detergents, pulp and paper, textiles, chemicals, tanning, animal feed, mining, rubber, pharmaceuticals, ceramics, paint, food, photography, agriculture, water treatment.


FMC Market Strengths
 ................................................................................
Proprietary solution mining technology. 100+ years raw material supply. Low production costs. Largely self-sufficient in energy. Excellent distribution system.
--------------------------------------------------------------------------------
Strong applications research. High level of service, reliability, product quality and safety.
--------------------------------------------------------------------------------
Low production costs. Diverse products. High level of service and reliable delivery. Strong technical support to customers.
--------------------------------------------------------------------------------
Excellent cost positions. Strong manufacturing capabilities. Strong technical support to customers. Worldwide market knowledge.


Growth and Global Development
 ................................................................................
Focusing on new proprietary mining technology, reducing costs. Expansion under way. Multi-year cost improvement programs. Assessing potential trona source in Turkey. Strong export growth opportunities.
--------------------------------------------------------------------------------
Pursuing new markets and new applications in Asia and North America.
--------------------------------------------------------------------------------
With FMC Foret, servicing customers on a worldwide basis.
--------------------------------------------------------------------------------
New hydrogen peroxide plant in Delfzijl, Netherlands. Exports to more than 30 countries.


Outlook
 ................................................................................
High capacity utilization. Improving pricing. Strong export growth. Continued cost improvement.
--------------------------------------------------------------------------------
Continued high capacity utilization in North America. Improving pricing. Continued high growth due to products' environmental desirability and versatility.
--------------------------------------------------------------------------------
Market position diversified to reduce dependence on laundry products. Worldwide anti-phosphate sentiment diminishing, with stable growth expected.
--------------------------------------------------------------------------------
Access to new markets from the Netherlands.

Products
and Markets

Machinery and Equipment Description
 ................................................................................
Energy and
Transportation
Equipment

Oil and gas wellhead completion equipment; subsea engineering, procurement, construction and equipment; metering products and systems; loading systems; marine terminals and floating production systems; pressure-relief valves.
--------------------------------------------------------------------------------
Airline equipment, material handling systems.


--------------------------------------------------------------------------------
Food Machinery

Systems and equipment to process food and beverages, including harvesters, sterilizers, extractors, fillers, closers, evaporators and aseptic systems, and food handling equipment.

Defense Systems
United Defense, L.P.   Description
 ................................................................................
Ground Systems

Develops technology, including hardware and software, and integrates into the manufacture of tracked vehicles for the U.S. armed forces and allied governments. Sole source on major programs.
--------------------------------------------------------------------------------
Armament Systems

Leads development team for artillery weapon systems for the U.S. Army, designs and builds guns and launching systems and provides support services for the U.S. Navy and international customers.
--------------------------------------------------------------------------------
International

Markets, manufactures and over-sees joint ventures for military products outside the United States.
--------------------------------------------------------------------------------
Steel Products

Produces steel and nickel alloy ingots, castings, forgings and military track. Upgrades and overhauls tracked vehicles.


Precious Metals   Description
 ................................................................................
FMC Gold

Focusing on exploration of precious metals in Chile. Current production at Beartrack in Idaho and Jerritt Canyon in Nevada.

Markets Served
 ................................................................................
Oil and gas drilling, production, refining, transportation and power generation companies.
--------------------------------------------------------------------------------
Industrial manufacturing, airlines, airports, mining, warehouses, newsprint, publishing, chemicals, electrical utilities.
--------------------------------------------------------------------------------
Food and beverage processors; food canners; fruit and vegetable growers.


FMC Market Strengths
 ................................................................................
Total-capabilities source for supplying global customers with an integrated package for the life of their subsea oil fields. Leading positions for major products. 80 percent of business outside United States.
--------------------------------------------------------------------------------
Proprietary technology. Strong manufacturing capabilities. A market leader in several key segments. Leading positions for major products.
--------------------------------------------------------------------------------
Advanced applications technology and process knowledge. Global manufacturing, service and marketing capabilities. Leading worldwide positions for major products.


Growth and Global Development
 ................................................................................
Acquired Smith Meter, Inc., manufacturer of state-of-the-art metering products and systems, and Crosby Valve, manufacturer of world-class Crosby pressure-relief valves. Won key alliances for subsea systems in Gulf of Mexico and North Sea.
--------------------------------------------------------------------------------
Jetway Systems focusing on key international contracts and global sourcing.
--------------------------------------------------------------------------------
Acquired FranRica, a leading supplier of tomato processing systems. Expanded sales of non-carbonated beverage processing systems in Asia-Pacific. Integrated Log-Tec process technology across the sterilizer line.


Outlook
 ................................................................................
Acquisitions position business for future growth, especially internationally. Alliances with customers position us well around the world.
--------------------------------------------------------------------------------
Acquisitions position our businesses for future international growth.
--------------------------------------------------------------------------------
FranRica acquisition extends fruit and vegetable product offerings and better positions us to serve global customers. Continued rapid growth in Asia-Pacific, slow improvement in Europe.


Markets Served
 ................................................................................
U.S. Army, Marine Corps and National Guard; allied governments.
--------------------------------------------------------------------------------
U.S. Navy, Army, Marine Corps and allied governments.
--------------------------------------------------------------------------------
Allied governments. Cooperative arrangements with major international companies.
--------------------------------------------------------------------------------
Military, transportation, heavy equipment, industrial and oil field.


FMC Market Strengths
 ................................................................................
Advanced system integration capabilities and applications technology. Strong, competitive manufacturing capabilities. Proven products. Innovative work-share partnership program with U.S. Army depot.
--------------------------------------------------------------------------------
Advanced systems applications technology. Strong manufacturing capabilities. Proven products.
--------------------------------------------------------------------------------
Leading technology. Multi-system availability. Proven deal structuring.
--------------------------------------------------------------------------------
Development and commercialization of engineering materials, competitive manufacturing and vehicle upgrade capabilities.


Growth and Global Development
 ................................................................................
Prime contractor for integrating high-tech systems into the Bradley Fighting Vehicle and across other U.S. Army programs. Won contracts to continue as major supplier of new and re-manufactured tracked combat vehicles.
--------------------------------------------------------------------------------
Prime contractor for Crusader, a technically superior field artillery system. Developing new products and services for the U.S. Navy. Ongoing international sales.
--------------------------------------------------------------------------------
Operating major co-production facility in Turkey. FMC Arabia obtained substantial funding for programs. Signed cooperation agreement with Taiwan.
--------------------------------------------------------------------------------
Growth of performance alloy and components business. Increasing sales of track to allied governments.


Outlook
 ................................................................................
Business moving toward technology integration as production volumes decline. Flexible manufacturing and engineering contracts offer good position for the future.
--------------------------------------------------------------------------------
Focus on engineering and technology development for future U.S. Navy/Army armament systems.
--------------------------------------------------------------------------------
Aggressively pursuing international opportunities, enhanced by partnership. Intense competition for new contracts will continue.
--------------------------------------------------------------------------------
Declining demand from U.S. Army. Increasing international track sales. Growing vehicle up-grade business. Increased growth of commercial business in high-performance materials.



Markets Served
 ................................................................................
Precious metal refineries.


FMC Market Strengths
 ................................................................................
Proven exploration and development expertise.


Growth and Global Development
 ................................................................................
Promising exploration work in Chile and Nevada.


Outlook
 ................................................................................
Beartrack production began in mid-1995. Beartrack and Jerritt Canyon properties combined will produce approximately 200,000 gold equivalent ounces annually. Pursuing possible sale of the company or its assets.

1990

 . Acquired remaining 51 percent of Electro Quimica Mexicana, a producer of hydrogen peroxide and persulfates
 . Spent $324 million on capital projects:
  . three new chemical plants for sodium bicarbonate, sodium cyanide and caustic soda in Green River, Wyoming
  . a new hydrogen peroxide plant in Prince George, British Columbia
  . new capacity for food ingredients and pharmaceutical products in Cork,
    Ireland
  . expanded hydrogen peroxide capacity at FMC Foret
 . Cash flow from operations (before tax payments) exceeded $600 million
 . R&D at $158 million
 . Reduced debt by $177 million
 . Sales: $3.7 billion; net income: $155 million; EPS: $4.30


1991
 . Elected Bob Burt as chairman and CEO
 . Acquired industrial- and food-grade phosphorus business of Occidental Chemical . Won $67 million, sole-source advanced development contract for the Advanced
  Field Artillery System
 . Won $1.1 billion contract for production of the Bradley Fighting Vehicle
 . Created new regional organizations in Europe, Latin America, Asia
 . Spent $217 million on capital projects:
  . a new butyllithium plant in Texas
  . a new zeolite facility in Spain
  . upgraded, realigned chemical production facilities
 . R&D at $135 million
 . Reduced debt by $267 million
 . Sales: $3.9 billion; net income: $164 million; EPS: $4.52


1992
 . Studied and defined growth strategies to increase shareholder returns
 . Acquired Ciba-Geigy flame retardant and water treatment businesses
 . FMC and Harsco announce combination of defense businesses
 . Won contract for the Armored Gun System
 . Rugby insecticide/nematicide registered for use on imported bananas
 . Fury pyrethroid insecticide registered for use on cotton
 . Completed $700 million revolving credit agreement
 . Spent $220 million on capital projects:
  . expanding Avicel capacity in Newark, Delaware
  . developing Dry Valley mine in Idaho for phosphorus shale
  . expanded capacity at lithium plant in Bessemer City, North Carolina
 . R&D at $145 million
 . Reduced debt by $76 million
 . Sales: $4 billion; income from continuing operations: $193 million; EPS from continuing operations: $5.23

1993

 . Elected Larry Brady as president
 . Completed purchase of Kongsberg Offshore
 . Completed purchase of SOFEC, Inc.
 . Increased sodium bicarbonate capacity
 . Formed FMC Arabia joint-venture defense company
 . Began operating joint-venture energy equipment company in Russia
 . Formed energy alliances with Brown and Root, Halliburton
 . Won U.S. Army contract for the Paladin self-propelled howitzer
 . Won Amoco contract for offshore China petroleum project
 . Finalized Agricultural Products joint venture in Indonesia
 . Opened new food ingredients R&D labs in Brussels, Singapore and Princeton
 . Announced $123 million (after tax) restructuring charge to cover reductions in functional staffs and downsizing and consolidating facilities
 . Moody's raised debt rating; Senior to Baa3; FMC returns to investment-grade status
 . Issued $200 million of senior debt
 . Spent $215 in capital projects, including maintaining, upgrading chemical facilities
 . R&D at $149 million
 . Reduced debt by $65 million
 . Sales: $3.8 billion; net income: $164 million before restructuring and extraordinary charges; EPS: $4.32 before restructuring and extraordinary charges


1994

 . United Defense, L.P., created by combining defense businesses of FMC and
  Harsco
 . Purchased Caterpillar Automated Systems Group
 . Acquired Jetway Systems
 . Acquired National-Oilwell's fluid control system
 . Licensed technology from TechniCal for food preservation
 . Invested in new soda ash technology
 . Announced lithium resource development in Argentina
 . Announced investment of $88 million in new herbicide plant
 . Agricultural Products formed new joint venture in China
 . Divested non-core Food Machinery businesses
 . Spent $315 million in capital projects, including soda ash cost reductions, initial spending on a new hydrogen peroxide plant in Delfzijl, Netherlands, and a cogeneration project at FMC Foret
 . R&D at $167 million
 . Sales: $4 billion; net income: $173 million; EPS: $4.66


1995

 . Acquired Moorco International
 . Acquired FranRica
 . Acquired AT Biochem to expand into DNA sequencing and mutation detection markets
 . Expanding soda ash production based on new, low-cost, proprietary technology
 . Formed soda ash joint venture with Nippon Sheet Glass and Sumitomo
 . FMC and Shell Offshore, Inc. formed subsea alliance
 . FMC and Statoil signed $450 million agreement for subsea production systems in
  Norway
 . Expanded subsea capacity in Houston
 . Began expansion of hydrogen peroxide production in Bayport, Texas
 . Introduced new technology to speed development and cut costs at Argentine lithium resource
 . New hydrogen peroxide facility in Delfzijl, Netherlands, came on stream
 . Jetway Systems won contracts for Kuala Lumpur and Penang airports
 . Submitted U.S. registration package for Authority, new pre-emergent soybean herbicide; gained registrations in Brazil, Paraguay
 . Study of industrial companies reinforced benefit of diversification on shareholder returns
 . FMC Gold exploring possible sale
 . Moody's upgraded debt to Baa2
 . Spent $494 million in capital projects
 . R&D at $172 million
 . Sales: $4.5 billion; and, before special income and expense items, net income: $212 million; EPS: $5.63

                             Performance Chemicals

FMC's Performance Chemicals segment, producer of a wide variety of value-added products -- including agricultural chemicals, pharmaceutical products, food ingredients, water additives, flame retardants and lithium-based chemicals -- delivered another solid performance in 1995. Sales increased 11 percent to $1.2 billion, and profits edged up 5 percent to $162 million, even with significantly higher investments in research and development and marketing.




Taking Command: U.S. cotton farmers who used FMC's Command herbicide enjoyed better weed control, lower weed control costs and better crop quality.

Safety First: With the introduction of Rugby insecticide/nematicide for Latin American banana crops, FMC provided comprehensive product stewardship measures -- such as reusable product containers, more precise applicators, safety apparel and extensive training -- to minimize exposure to workers and the environment.

Agricultural Products' dedicated internal development efforts of recent years spell global opportunities for the future. With the introduction of two new herbicides, sulfentrazone in late 1996 and carfentrazone-ethyl in 1998, FMC will emerge as a strong player in the worldwide herbicide market. Sulfentrazone, used to prevent weeds like nutsedge and morning glory from inhibiting soybean, sugarcane and tobacco crops, will increase FMC's presence in North and South America. Carfentrazone-ethyl, particularly effective at controlling Galium, the bedstraw weed, will enhance our presence in Europe, the world's largest small grains market, and play an important role in controlling velvetleaf on corn and soybeans in the United States.

  Record results for our Agricultural Products business in 1995 represent the fifth consecutive year of sales and earnings growth--even with the highest level of research and development spending to date. We had gains across a range of product lines worldwide.

  In North America, we gained share in the cotton pyrethroid market with Ammo and Fury insecticides and in the corn rootworm market with Furadan 4F insecticide/nematicide. We had record sales in the Asia-Pacific region, where we achieved a label registration for Biflex termiticide in Australia and saw increased use of Talstar insecticide/miticide on cotton in Pakistan. We had continued success with Rugby insecticide/nematicide on banana crops in Latin America.



On Familiar Turf: FMC continues to make strong gains in providing specialty products for pest control and turf and ornamental markets.

  Sales of Command herbicide continued to grow worldwide: The product now claims the number-one market position for pre-emergence use on oil seed rape in Poland, the Czech Republic, Belgium and France. In Brazil, where the herbicide is known as Gamit, heightened use on sugarcane helped increase volumes by 25 percent.

  Our Indonesian joint venture, started up in 1994, turned in a strong performance. Construction began on a production facility for our new Chinese joint venture, and that operation should be on stream and producing positive results in 1996.

  In the United States, we continued to make strong gains in products for pest control and turf and ornamental markets. We'll expand our presence in the professional horticultural market in 1996 with a new distribution alliance with the Scotts Company, the world's leading producer of turf and horticultural products for home use.

  Our strategic focus on internal development will result in several new herbicide products coming to market over the next three years. A microencapsulation formulation of Command, to debut in the United States in 1996, will extend application while controlling the potential for product drift.

Awaiting sulfentrazone in Brazil.

  Two new herbicides, sulfentrazone and carfentrazone-ethyl, will dramatically enhance our business over the next few years. Sulfentrazone, which inhibits weed growth in soybean, sugarcane and tobacco crops, received registration in Brazil and Paraguay in 1995, and we expect to receive registration in the United States in 1996. Our new production facility in Baltimore is scheduled to be on stream by the end of the third quarter. This pre-emergent herbicide will be marketed as Authority in the United States, Boral in Brazil and Capaz in Argentina and Paraguay. In 1998, carfentrazone-ethyl, a post-emergent herbicide, will be introduced to combat weeds in the small-grains market of Europe, the second largest herbicide market and the largest small-grains cereal market in the world.

  Our increased focus on herbicides, a strategic step toward growth, will strengthen FMC's participation in the $13 billion worldwide herbicide market. New herbicide sales are expected to help our Agricultural Products business grow significantly by the turn of the century.


Taking Flight: Given its new technology and low-cost production in Argentina, FMC is the leading, vertically integrated producer of lithium and derivative products. Here at a Reynolds Metals plant, lithium is used to produce an advanced aluminum alloy plate for the aerospace industry. The alloy was developed jointly by Martin Marietta Corporation (a Lockheed Martin company) and Reynolds Metals Company.

Health Conscious: FMC is the market leader in supplying binders and disintegrants and other specialty chemicals to the pharmaceutical industry.

Globalization efforts are producing better-than-expected results for our Lithium business. The remote, FMC-owned lithium salar in the Argentine Andes holds even greater concentrations of lithium at higher quality levels than we had expected. And superb execution at "Project Fenix" will result in lower-cost, more immediate production. FMC engineers have devised an advanced, proprietary technology for extracting lithium from the salty brines of the Argentine salar -- technology that will yield 45 million pounds of lithium carbonate equivalent annually. Because the new purification technology streamlines processing and is engineered in modular units that are transported to the site, construction of the on-site processing facility is proceeding quickly. Project Fenix will begin production in early 1997.


Good Medicine: Pharmaceutical customers like Glaxo Wellcome are relying on suppliers like FMC for technical expertise, product quality and customer support around the world.

  Sales were up for our Pharmaceutical business, stemming from several new pharmaceutical product launches and a strengthened pharmaceutical world share position. The continuing consolidation of the pharmaceutical industry has had a positive impact on our business. As our customers continue to cut costs, they're looking to suppliers to provide value-added products, services and technical support around the world. And they're anxious to speed the introduction of new products.

  We're working closely with customers and expanding our internal development efforts. Late in 1994, our Pharmaceutical business introduced two faster-flowing versions of Avicel cellulose gel that work to speed our customers' tableting production process, and sales were strong throughout 1995. Last year, we continued to work closely with key customers to use our know-how to convert the traditional tableting process to a more streamlined, highly efficient operation. Several of our customers will launch the process in 1996, and we should realize sales gains as a result.

  In 1995, we introduced tablet binders Endurance and Endurance Plus and super-disintegrant Accelerate, which will strengthen our position in the vitamin category. Our new Avicel CE is the industry's breakthrough in chewable excipients targeted for pediatric and geriatric markets. And Celphere, licensed from our Asian partner Asahi Chemical for worldwide sales, will be introduced for controlled-release dosage forms.

  Early in 1996, we took steps to expand our presence in Asia by revising our agreement with Asahi to allow us to sell Avicel to our multinational customers in Asia, including the fast-growing China segment. We expect sales to continue to be strong in Europe, where we grew significantly in 1995. Today, more than half of our global customers have committed to long-term contracts for our products through 1997.

New technology at work in Argentina.

  Food Ingredients sales outside the United States grew substantially as our new field organizations, backed by new developmental applications and technical service laboratories around the world, gained new customers. Our research teams introduced a number of new applications for our products in 1995, and we anticipate expanded activity with these labs operating at full capacity in 1996.

  In North America, however, our food processing customers continued to trim the cost of their products, and sales slowed in 1995 as customers reduced inventory and reformulated their products. Our Princeton research and development center, meanwhile, made significant progress on new technology for fat replacement and stabilization of ingredients.

  With dramatically rising costs of Philippines-harvested seaweed, the key raw material in our product, carrageenan, we accelerated development of alternate sources of supply off the coasts of Indonesia, Malaysia and Tanzania.

  Our outlook for 1996 is positive. We're already seeing improvement in North America, and we expect significant growth to continue throughout the world.


Cool, Clear Water: FMC's Belgard anti-scalants help this desalination plant in Curacao transform salt water into safe drinking water.

A Strong Identity: FMC is the only U.S.-based company that produces the type of agarose used in DNA analysis for general scientific study and in crime analysis.

Food for Thought: In our new food ingredients developmental applications laboratory in Singapore, scientists are working to meet the needs of a region that encompasses China and Japan, Australia and New Zealand, and India and Pakistan.

  Our strategy for global growth for the Process Additives business, our United-Kingdom-based producer of flame retardants and water additives, showed signs of success in 1995. Price increases and higher volumes in Europe and Asia drove higher sales. Earnings declined, however, as operating difficulties limited production at a new facility for our flame retardant, Reofos RDP, and slowed production at our phosphate ester plant.

  We continued to focus on growing the business worldwide, reducing costs, and instituting a restructuring with personnel reductions and new operating programs and investments to improve manufacturing efficiencies.

  Our Lithium business posted strong gains in 1995. Sales were up, assisted by higher volumes and prices in Europe, and profits were strong.

  In the last quarter of 1995, we announced that we are increasing capital spending to $68 million to accelerate and expand development and production at our new lithium resource in Argentina. For at least the next 75 years, we will source our lithium from a salar - a dried salt lake - in Argentina's northern Andes region. New, high-yielding, proprietary extraction technology will enable us to begin low-cost production early in 1997. We will also close our existing lithium mine and shut down some processing operations in North Carolina.

  In the marketplace, we are experiencing continuing success in two key areas, polymer initiators and synthetic intermediates for pharmaceuticals. In the first quarter of 1996, we announced plans to build two small-scale production facilities to provide customers with specialty organometalics and synthetic intermediates for use in these specialty areas. And to expand our worldwide presence in another strategic area, lithium batteries, we formed Honjo-FMC Energy Systems to market our product in Japan.

  The outlook for Lithium in 1996 remains strong, with continuing gains expected in Europe and Asia.

  Performance Chemicals will be an even stronger contributor to FMC in the coming years. Our Agricultural Products business is expected to begin realizing the benefits of our strategic herbicide investments and our global expansions. Ongoing research in our Pharmaceutical and Food Ingredients businesses and the beginning of low-cost lithium production in Argentina will support strong positions for our specialty chemicals operations.

Performance Chemicals

Management's Discussion
and Analysis

[CHART APPEARS HERE]

                      91      92      93      94      95
                     ----    ----    ----    ----    ----
Return on Sales      15.2%   14.6%   14.3%   14.5%   13.7%
Return on Assets     21.1%   22.1%   20.5%   21.2%   19.5%

1995 Compared with 1994

Performance Chemicals 1995 sales of $1.2 billion increased 11 percent from sales of $1.1 billion in 1994, reflecting the continued worldwide growth in these businesses. Operating profits improved to $162 million from $154 million in the prior year as a result of increased volume and pricing and a favorable mix of products, partially offset by unfavorable raw material prices, higher distribution and marketing costs, and record expenditures for research and development.

  Sales of insecticides, herbicides and agricultural intermediates increased from 1994. Sales gains across a range of products worldwide accounted for the improvement. Insecticides were the principal contributor in North America and in Asia-Pacific. A variety of products accounted for the sales increases in the European, Middle Eastern and South American markets. Operating profits improved in 1995, but not in proportion to the increase in sales. Profit margins were lowered as a result of increased expenditures for research and development and higher marketing expenses associated with preparing for new herbicide introductions. The company continues to take actions to offset the effects of the continued weakening of the Mexican peso against the U.S. dollar, including tightening credit policies, implementing price increases for certain products and adjusting the Mexican company's borrowing structure.

  Sales of water additives and flame retardant products improved in 1995. Nearly all of this improvement was achieved in the flame retardant line, primarily from price increases and volume gains. Operating profits from these products declined in 1995, however, due to operating difficulties at the company's phosphate esters plant and price competition in the Middle East desalination market.

  Food ingredient and pharmaceutical sales increased in 1995 primarily as the result of price increases for most products and increased pharmaceutical sales in Europe. Operating profits were lower, however, due to higher prices of key raw materials, primarily wood pulp and Philippine-harvested seaweed, partially offset by manufacturing efficiencies. Higher marketing and research and development costs associated with the launch of five new pharmaceutical products late in 1995 also affected earnings.

  Lithium product sales increased in 1995 from higher volumes in products used in specialty applications, offset to some extent by declines in sales of basic products. Operating profits also increased due to favorable sales volumes and pricing, offset partially by increased spending on research and development.

1994 Compared with 1993

Sales of $1.1 billion in 1994 represented an increase of 9 percent over 1993 sales, and profits increased 11 percent to $154 million. Performance chemicals showed strong worldwide growth in all businesses.

  Sales of insecticides, herbicides and agricultural intermediates increased in 1994 as a result of improvements in both the domestic and export markets. The domestic increase was primarily due to sales of insecticides, while the export increase was due to greater sales of herbicides and insecticides in various foreign markets. Operating profits also increased from the improvement in sales.

  Sales of food ingredients and pharmaceutical products increased versus 1993 due to growth in demand for water dessert gel, confectionery, and low-fat cookie and cracker applications. Pharmaceutical volumes increased in emerging markets due to improved customer relations, and in the European and North American markets due to Europe's economic recovery and applications development. Higher volumes and a favorable sales mix in North America drove higher profits for the year.

  Sales of lithium products increased versus 1993 as the worldwide markets for the products rebounded. Operating profits increased due to the increased volume and lower manufacturing costs. These factors were partially offset by higher exploration spending associated with FMC's new lithium resource in Argentina.

  Although sales of water additives and flame retardant products were up from 1993, operating profits declined. Flame retardant volume and revenue increased due to strong sales, but water additives volume was down due to intensified competition in the Middle East desalination market. Increased raw material prices contributed to the reduced profitability.


Outlook for Performance Chemicals

FMC's focus on developing specialty products and herbicides will result in new applications and products over the next several years. A manufacturing facility to produce a new family of herbicides is scheduled to be completed in the third quarter of 1996. Registration of these products was completed in Paraguay and Brazil and is proceeding in the United States and other foreign markets.

  The water additives and flame retardant business is expected to benefit in 1996 from the restructuring effort that began in the fourth quarter of 1995 and from investments to improve manufacturing efficiencies. However, price competition in the desalination market in the Middle East is expected to continue as a challenge for the water additives business.

  The outlook for food ingredients and pharmaceutical products in 1996 is positive. A number of new food product applications were developed in 1995, and this process is expected to continue in 1996. Alternative sources for the supply of seaweed are being sought in order to reduce the high cost of this key raw material. Growth in sales of pharmaceutical products is expected to continue as the result of the introduction of five new products in 1995 and from long-term commitments from global customers.

  The outlook for lithium products in 1996 remains strong, with continuing sales gains expected in Europe and Asia. A new, low-cost source for lithium production is expected to be completed in early 1997 in Argentina.

                              Industrial Chemicals

Our Industrial Chemicals segment delivered strong results in 1995. Sales of $977 million were up 13 percent, and profits of $162 million were up 36 percent. The segment, which includes our soda ash, hydrogen peroxide, phosphorus, sulfur derivatives and silicates operations, improved performance with particular attention to a key strategy: superb execution. In 1995, we achieved higher pricing, operated at higher capacity and realized the benefits of cost improvements.

  Our European industrial chemicals business, FMC Foret, recorded a year of strong sales and earnings. Demand remained high for FMC Foret products, which include phosphates, hydrogen peroxide, perborates, zeolites, silicates, sodium sulfate and sulfur derivatives. The trend to avoid using phosphates in home laundry detergents has abated. As European demand stabilized, the industry consolidated and exports continued to grow, we were able to improve pricing on most products. Our business also continued to benefit from cost reduction strategies.


A Clean Sweep (top): Oakite Products in Houston, part of the Chemetall Group, relies on FMC phosphoric acid as a key ingredient in its phosphate coatings and cleaning compounds.

The Paper Chase (bottom): Pulp and paper mills like MacMillan Bloedel in British Columbia, Canada, continue to choose hydrogen peroxide as an environmentally sound product to brighten paper pulp.

Serving soda ash customers.

Through superb execution, Alkali Chemicals is reducing costs and enhancing manufacturing efficiencies at our soda ash facility in Green River, Wyoming. Reaffirming FMC's position as the technology leader in the soda ash industry, FMC engineers devised a method of injecting a solution into mined-out portions of our mine to retrieve previously unrecoverable deposits of trona ore. At our new processing facility completed in 1995, the trona-saturated water is converted to sodium carbonate and then processed into high-quality soda ash. In addition to recovering ore from abandoned sections of the mine, this solution mining technique will be employed for our 1996 expansion, adding 700,000 tons of annual production -- and reducing manufacturing costs by more than 30 percent compared with traditional dry mining.


  Early in the fourth quarter of 1995, FMC Foret opened a new hydrogen peroxide facility in Delfzijl, Netherlands, to meet the growing needs of our Northern and Eastern European customers. This added capacity, at a strategically located site, has strengthened considerably our position in the European market.

  Our Phosphorus Chemicals business registered slightly higher sales, but profits were down in 1995 due to a major loss of profitable export business, higher raw material prices and manufacturing disruptions during the fourth quarter.

  We're diversifying our product portfolio to reduce dependence on the home laundry detergent market, and we expect to benefit from new, higher-performing grades of phosphates to meet our customers' changing requirements. In 1995, we entered into a long-term supply agreement to provide elemental phosphorus to Rhone-Poulenc. We began shipments of our product late in the year, and a full year of sales to Rhone-Poulenc in 1996 will significantly increase our volumes and profits.

  Sales and profits increased for our Peroxygen Chemicals business as demand continued to grow and supply was tight. The pulp and paper industry continues to choose hydrogen peroxide as an environmentally sound alternative to chlorine, the traditional brightening agent for pulp. Higher volumes and tight capacity resulted in price increases in 1995.

  We are expanding hydrogen peroxide production capacity at our Bayport, Texas, facility using a new, higher-efficiency technology. This $65 million investment will add 140 million pounds of capacity, raising FMC's total North American annual hydrogen peroxide capacity to 450 million pounds. Bayport's additional capacity is scheduled to come on stream late in 1996. We also signed a joint-venture agreement in China to manufacture a key raw material for the production of hydrogen peroxide.



A Brighter World: FMC's new hydrogen peroxide plant in Delfzijl, Netherlands, meets the growing demand of European paper producers like Haindl in Duisburg, Germany, for high-quality product and faster, more efficient deliveries.

  Our Alkali Chemicals business, producer of sodium-based chemicals, posted higher sales and profits in 1995 with improved volumes and pricing in all product lines. Volumes were higher for soda ash, used by glass, detergent, chemical and pulp and paper manufacturers, as demand grew in the U.S. flat glass and chemical markets and export sales increased. Tight market conditions enabled us to secure price increases.

 This business continued to benefit from long-term cost improvement programs that focused on improving process efficiencies and raising mining productivity at our Green River, Wyoming, site. A key project is using new proprietary technology to replace the conventional dry mining process with lower-cost solution mining. This new technology will allow us to recover ore from previously mined-out sections of the mine, thereby extending the life of the reserve. We completed a new surface processing facility for this project in 1995 -- ahead of schedule and below capital estimates.

  We are also in the final phase of a $45 million expansion of our Green River soda ash facility that will incorporate the new low-cost solution technology -- a move that will reduce our manufacturing costs by more than 30 percent on the expansion volume. The expansion will add 700,000 tons of production by mid-1996, raising our total annual soda ash capacity to 3.55 million tons. This additional capacity will be needed to supply a major new domestic application and meet the growing requirements of Asian and Latin American markets.

  To further expand our presence in Asia, we sold a 20 percent equity interest in the soda ash business to Tokyo-based Nippon Sheet Glass Co., Ltd., and Sumitomo Corporation. Their affiliation should bolster long-term sales of our product in Japan.

  The outlook for Industrial Chemicals remains positive. While certain chemical markets may be softening, we don't expect that any slowing in demand will have a significant impact on capacity utilization. Our major capital projects are ahead of schedule and under budget, price increases are holding, and our cost improvement programs will continue to have a favorable impact on earnings. .

[GRAPH APPEARS HERE]

                      91    92    93    94     95
                     ----  ----  ----  ----   ----
Return on Sales      9.3%  8.6%  6.7%  13.8%  16.6%
Return on Assets     9.5%  9.0%  6.9%  14.0%  16.8%

Industrial Chemicals

Management's Discussion and Analysis

1995 Compared with 1994

Industrial Chemicals 1995 sales of $977 million increased 13 percent from $867 million in 1994, and operating profits of $162 million were up 36 percent, reflecting improved pricing, higher capacity utilization across key product lines and the benefits of cost improvements throughout manufacturing operations.

  Alkali chemicals recorded an increase in sales from the prior year. Increased volumes for all product lines, particularly soda ash and cyanide, as well as price increases for soda ash, were the drivers of improved sales and profitability. Export sales increased 22 percent, particularly to Latin American and Asian markets. Sales increases, combined with cost improvement efforts, resulted in a significant improvement in operating profit. In July 1995, FMC sold a 20 percent interest in its soda ash business to Nippon Sheet Glass Co., Ltd., and Sumitomo Corporation for $150 million in cash. The nontaxable gain of $100 million on this transaction is not reflected in 1995 segment earnings (Note 2 to consolidated financial statements).

  Sales of peroxygen products increased from 1994, and operating earnings increased as well. Volume improvements in most products accounted for the increases. The persulfates manufacturing process was interrupted by a fire in the company's Tonawanda, New York, warehouse in August 1995. The impact on 1995 earnings was not material. The continued decline in the peso did not have a significant impact on FMC's Mexican peroxygen operations, primarily due to actions taken to mitigate the exchange rate impact. These actions included tightening credit policies and adjusting the company's local borrowing structure.

  Sales of phosphorus chemicals increased in 1995, but operating profits declined. The sales increase occurred despite a loss of export business in Mexico. Profits were adversely affected by raw material price increases and manufacturing issues in the fourth quarter of 1995.

  FMC Foret, FMC's European industrial chemicals subsidiary, reported a significant improvement in sales in 1995, and profits increased correspondingly. Pricing improvements in most product lines were driven by earlier restructuring of the European industry and overall market conditions. Volumes were favorably affected by strong demand for pulp and paper and for conventional solid detergents in Europe, North Africa and the Middle East. Revenue increases and a gain of $3 million from the sale of a sulfuric acid plant were partially offset by hydrogen peroxide plant start-up costs in Delfzijl, Netherlands, and a decrease in equity earnings from Foret's Venezuelan affiliate, largely due to the devaluation of the bolivar.

1994 Compared with 1993

Sales of $867 million were the same as in 1993. Operating profits, however, doubled to $119 million. This increase in profits was the result of significant cost improvement programs.

  Alkali sales declined from 1993 as the result of lower soda ash volume and prices in the domestic market, offset to some extent by increased export sales. Although sales declined, operating profits improved considerably in 1994 as a result of strong manufacturing performance.

  Sales of phosphorus chemicals were down slightly from 1993 as the result of lower domestic sales volume, partially offset by increased exports into the Mexican market. Favorable manufacturing performance resulted in improvements to operating profits during 1994.

  Peroxygen chemicals sales increased in 1994 and operating profits also improved. This was achieved by an increase of domestic sales, which was partially diminished by overall sales price decreases. The domestic hydrogen peroxide industry experienced growth and high capacity utilization as the pulp and paper industry continued to move toward hydrogen peroxide as a replacement for chlorine.

  FMC Foret sales decreased slightly in 1994 due to the effects of currency translations, although overall domestic and export volume increased.

Outlook for Industrial Chemicals

FMC continues to expand its industrial chemical capacity to meet expected strong demand in domestic and international markets. The company's soda ash investments are expected to result in a more than 30 percent reduction in soda ash cash manufacturing costs at operations that use the new lower-cost, proprietary solution mining technique, and to increase the company's soda ash capacity by 700,000 tons to 3.55 million tons. In addition, soda ash price increases announced in 1995 are expected to significantly increase 1996 revenues.

  In 1995, peroxygen sales and profits were favorably affected by the strength of the North American pulp and paper market. Any significant reduction in this market in 1996 could have a negative impact on peroxygen revenues. FMC's $65 million expansion at Bayport, Texas, is expected to begin production in late 1996 using higher-efficiency technology. Continued instability in the Mexican economy could affect future earnings from the company's Mexican peroxygen operation.

  In anticipation of additional demand, FMC Foret continues to expand its hydrogen peroxide manufacturing capacity. The Delfzijl plant came on stream in October 1995.

  Significant growth is expected in 1996 in the phosphorus business primarily as a result of FMC's efforts to diversify away from home laundry detergent applications plus the full year impact of the supply contract with Rhone-Poulenc.

                             Machinery & Equipment

Welcoming HOST (top): FMC's Kongsberg Offshore unit is designing and engineering HOST -- Hinge-Over Subsea Template -- for Statoil, Norway's state-owned oil company, for use in oil fields in the North Sea.

Measure for Measure (bottom): In 1995 FMC acquired Moorco International's Smith Meter, the metering standard-bearer for fluid measurement in the oil industry. Smith meters have a near-perfect -- 99-percent plus -- accuracy rate.


FMC's Machinery and Equipment segment had a strong year in 1995, with sales up 39 percent to $1.4 billion and profits up 50 percent to $50 million. These results reflect the acquisition of Moorco International Inc., market share gains in the oil field business, strong airline equipment markets and the benefits of restructuring in our Food Machinery business.

  Our energy equipment operations contributed to improved segment performance. Several years ago, our energy equipment business set out to become the industry's total-capabilities supplier of integrated oil field services, from engineering to manufacturing to servicing. We focused on a strategy: acquiring key businesses that would expand FMC's capabilities.

  In 1995, our energy equipment business completed its fifth acquisition in two years. In the second quarter, FMC acquired Moorco International Inc., the world's leading manufacturer of meters for the petroleum industry and a leading manufacturer of valves for the process and power generation industries, for approximately $350 million, including the assumption of debt.

Pursuing opportunities for acquisition, our Energy and Transportation Equipment business continued its crusade for growth with the 1995 purchase of Moorco International, adding two key businesses, Smith Meter and Crosby Valve, to our diversifying energy portfolio. Smith is the oil industry's metering standard for accuracy to verify quantities of oil as it is transferred from platform to tanker to storage. Crosby is a leader in pressure-relief valves, serving customers in the oil and gas, petrochemical, refining, chemical and power industries. Smith and Crosby broaden our capabilities to global energy customers.


Into the Deep: FMC has formed an exclusive subsea strategic alliance with Shell Offshore, Inc., to provide deep-water subsea drilling and completion equipment and services for such projects as the Auger platform in the Gulf of Mexico.

  Our Petroleum Equipment and Systems business, which encompasses our wellhead equipment and fluid control lines, had continuing success in subsea business and announced new alliances that will have a long-term impact on growth. Our Kongsberg, Norway, operation signed a five-year agreement worth up to $450 million with Statoil, Norway's state oil company, for the delivery of new-technology subsea systems we designed in concert with Statoil. We also achieved large share growth in the Gulf of Mexico subsea market, where we formed an exclusive strategic alliance with Shell Offshore, Inc., to provide a complete range of deep-water subsea drilling and completion services over the next five years. The alliance agreement, to supply all of Shell's Gulf of Mexico projects, is expected to represent approximately $100 million in subsea business to FMC. Performance of our fluid control line also improved with a full year of sales stemming from our 1994 acquisition of National-Oilwell's lightweight ball valves.

  Moorco's Smith Meter subsidiary boosted volumes for our new Energy Transportation and Measurement business. Moorco's Crosby Valve's inbound order rate increased late in 1995, and we expect that trend will continue in 1996.


A Crosby pressure-relief valve.

  SOFEC, our producer of marine terminals and turret moorings for floating production storage and offloading systems, also had a successful year. We completed the internal turret mooring for the floating production storage and offloading system for Amoco's Liuhua project in the South China Sea. Also in 1995, SOFEC was awarded a $35 million contract for the internal turret mooring system for the Petrobras Barracuda project off the coast of Brazil -- at nearly 3,000 feet, the deepest floating production storage and offloading system in the world. Early in 1996, we were awarded a $44 million contract from Petrobras to provide the internal turret mooring system for the Albacora field, with delivery scheduled for mid-1997.

  Aided by our 1994 acquisition of Jetway Systems, the world's leading producer of passenger boarding bridges, our Airline Equipment business posted market share gains. In 1995, Jetway won an important order to provide the Kuala Lumpur and Penang airports in Malaysia with 38 glass-walled passenger boarding bridges, expected to become the product choice of the future. United Airlines' order for 17 Commander cargo loaders secured our position as United's sole source for loaders.


Jetway Propelled: Jetway Systems, the world's leading producer of passenger boarding bridges, will provide Malaysian airports with 38 glass-walled bridges, expected to be the product of choice in the future.

Safe Harbor: Engineers at FMC's SOFEC are analyzing the configuration of an internal turret mooring system to be installed off the coast of Brazil for the Brazilian national oil company, Petrobras. This project -- the deepest system to date -- will safely and efficiently transfer petroleum to tankers from 11 subsea wells at 835 meters (nearly 3,000 feet) below the surface.

  Sales for our Food Machinery business were down slightly, reflecting the 1994 divestiture of three low-margin product lines, and profits were up with continuing attention to cost improvements. We built on our strategy to grow the business by acquisition with the third-quarter purchase of FranRica, one of the world's leading manufacturers of equipment for tomato processing, bulk aseptic processing and citrus juice storage. This acquisition will allow our Food Processing Systems business to offer a more complete line of equipment and technologies capable of meeting the needs of our worldwide customers.


Work in Process: In 1995 FMC acquired FranRica, a leading manufacturer of tomato processing equipment and bulk aseptic systems for the citrus industry -- businesses that expand our existing leadership positions in attractive markets.


FranRica's aseptic system.

In a move to expand capabilities via acquisition, in 1995 our Food Machinery business bought FranRica, the California-based global supplier of tomato processing equipment and aseptic systems. This acquisition strengthens FMC's position in the fruit and vegetable processing industry. With the addition of FranRica, FMC now offers a comprehensive line of tomato processing equipment, including evaporators, peelers, can fillers and closers, aseptic bulk fillers, sterilizers and aseptic processing systems. And FranRica's leadership in aseptic sterilization and tank-filling systems extends our leading capabilities in citrus processing equipment.

Automatic Response: Nestle worked with FMC's Food Machinery operations to develop this integrated, automated retort system for Nestle's Maggie plant in Singen, Germany.

  With the addition of fourth-quarter sales by FranRica, a full year of sales of LogTec process controls licensed from TechniCal in 1994 and strong performance in citrus processing lines, our Food Processing Systems business posted higher sales in 1995. Our citrus systems unit introduced a range of new products, including a premium pulp recovery system featuring a new citrus pulp pasteurizer. We made significant inroads into Asia's growing market for non-carbonated beverages, installing two beverage-filling lines in Korea and one in China. Despite lower sales due to 1994 divestitures, our Packaging and Food Handling business registered improved profitability in 1995.

  Our Agricultural Machinery business also reported higher sales and returned to profitability following several years of operating at a loss. We maintained our leadership position in pea and tomato harvesters with strong performance in Europe and the United States. Our restructuring efforts contributed to earnings.

  Our Machinery and Equipment businesses will continue to perform well in the coming years. We will benefit from our strategic acquisitions, growing worldwide presence and strong market positions across our product lines. .


[GRAPH APPEARS HERE]

                      91    92    93    94    95
                     ----  ----  ----  ----  ----
Return on Sales      5.2%  3.7%  0.8%  3.4%  3.7%
Return on Assets     9.3%  6.6%  1.3%  5.8%  5.6%

Machinery & Equipment

Management's Discussion
and Analysis




1995 Compared with 1994

Sales of FMC's Machinery and Equipment segment increased to $1.4 billion in 1995 from $973 million in 1994, and operating profits were up 50 percent to $50 million. These results reflect the performance of a number of newly acquired businesses, market share gains in oil field systems and ongoing cost improvements.

  A significant increase in sales of energy equipment in 1995 included full-year sales of businesses acquired in 1994 and sales of Moorco International Inc. since June 30, 1995. In addition to the increased sales resulting from the acquired businesses, significant gains occurred in petroleum equipment and systems, primarily from continued growth in subsea business in the North Sea region. SOFEC also realized sales gains arising from additional volume in the floating production and storage and offloading vessel markets. Operating profits of energy equipment businesses increased only slightly from 1994, reflecting increasing price competition in certain markets and the amortization of costs related to the acquisitions.

  Transportation equipment operations benefited from the inclusion of full-year results of Jetway Systems, acquired in May 1994, as well as increased shipments of the Commander 30 main deck loader. Operating profits of the transportation equipment operations improved from 1994 primarily due to increased sales volumes.

  Sales of food processing systems, packaging and material handling equipment, and agricultural machinery decreased in 1995 due to the absence of sales of product lines divested in 1994. Operating profits of the food machinery operations improved from 1994 primarily as a result of favorable mix and manufacturing cost savings.

1994 Compared with 1993

Machinery and Equipment sales were up 12 percent in 1994 to $973 million, and operating profits also rose substantially to $33 million. Most of the improvement in sales resulted from the businesses acquired in 1993 and 1994 and from improved operating results for some product lines.

  Sales of airport products and systems increased significantly in 1994 due to the 1994 acquisition of Jetway Systems and the successful introduction of a new main-deck cargo loader. Sales of energy equipment increased from 1993 due to increased demand and the 1993 acquisition of Kongsberg Offshore, partially offset by declines in orders for fluid control products. Sales of food machinery operations improved slightly from 1993 despite the strategic divestiture in 1994 of three non-core product lines with annual sales of approximately $40 million.

  Operating profits were favorably affected by the Kongsberg acquisition, other sales growth and the benefits of restructuring and cost reduction programs. Partially offsetting these improvements were costs of acquisitions and new project development and higher research and development expenditures.

Outlook for Machinery and Equipment

The order backlog for Machinery and Equipment was $545 million at December 31, 1995 compared with $480 million at the end of the prior year. Most of the increase reflects the backlog for businesses acquired from Moorco International Inc. Significant increases were also recorded by SOFEC for floating production storage and offloading vessels and for boarding bridges in the airport products business. Not included in backlog at December 31, 1995, is a five-year agreement with Statoil for the delivery of up to $450 million of subsea systems.

  Increasing competition in many markets and resulting pricing pressures could affect future earnings. However, with lower product costs resulting from cost reduction and restructuring actions and from improvements in market positions as the result of strategic acquisitions, growth in the Machinery and Equipment segment is expected to continue.

                                Defense Systems

High-tech Options: Despite pressures on the U.S. defense budget, FMC is confident that its technological expertise and manufacturing efficiencies will maintain its solid position in the defense industry.

Peace-keepers: The Bradley Fighting Vehicle is a key element in the U.S. Army's efforts to keep peace in war-torn Bosnia.


Our Defense Systems segment has operated for the past two years as United Defense, L.P., a joint venture managed by FMC, which holds a 60 percent interest. In 1995, sales declined 10 percent to $968 million on reduced production volumes. Profits (net of minority interest) increased 7 percent to $107 million, reflecting stronger international results and good cost performance.

  Ground Systems sales and earnings were lower in 1995, primarily due to reduced volumes on the Bradley Fighting Vehicle. In February 1995, we built the last new Bradley and furnished 24 units to the U.S. Army. Also that month, we delivered the first upgraded version of older models to the A2. We upgraded 107 vehicles to the A2 model and will continue this upgrade work through 1997. The Bradley A3, an upgrade with the systems integration of high-tech electronics and computers, is the focus of our current product development efforts, and our contract for engineering systems continues through September 1999. We also restarted the M113 armored personnel carrier line for sales to Thailand, and we re-opened the Armored Combat Earthmover line to serve the Marine Corps.

Several years ago, our Ground Systems business and our customer, the U.S. Army, began planning how best to upgrade the Bradley Fighting Vehicle to maintain its war-fighting capabilities. Our defense business embarked on an independent research and development initiative that is continuing to unfold as the Bradley A3 -- an upgrade harnessing next-generation electronic and software architecture to enhance command-and-control, lethality, survivability, mobility and sustainability features. With this version, operators will be able to visualize regional terrain, travel with greater visibility at night and in poor weather conditions, assess enemy and friendly locations, track two targets simultaneously, pinpoint targets more accurately and test the vehicle's own systems. Our independent internal development work resulted in a $280 million contract from the Army in 1994 for development work continuing through 1999. Initial, low-rate production may begin by the late 1990s.


Have Gun, Will Travel: A trainload of United Defense-produced Paladin self-propelled howitzers leaves Chambersburg, Pennsylvania, for delivery to the U.S. Army. The Paladin offers increased performance and reliability.

  In 1995, Ground Systems continued the strategic drive for superb execution with the continuing consolidation of the business. We created "centers of excellence" for engineering and program management in San Jose, California, for manufacturing in York, Pennsylvania, and for components in Aiken, South Carolina. We moved final assembly and testing of the Bradley vehicles to York from San Jose -- and maintained quality production and delivery schedules in the process.

  With higher vehicle deliveries, our Paladin production operation contributed higher sales and earnings. We sold the initial seven Paladin self-propelled howitzers to the U.S. Army in the fourth quarter of 1994, and we delivered 105 units in 1995, ahead of schedule. We'll produce 180 vehicles during 1996 as we move forward on our four-year contract to produce a total of 650 howitzers. The Army may elect an option early in 1996 to purchase 48 additional vehicles, and our military customer is considering a follow-on, multi-year contract to modernize the National Guard. These contracts could extend production past the year 2000. Also during 1995, our Paladin production business received additional contracts for engineering support and to provide upgrade parts kits for an ammunition resupply vehicle.

  Sales and profits increased for our Armament Systems business, based largely on our work as prime contractor on the early-phase development of the Crusader, the Army's howitzer and resupply vehicle of the future. The engineering expertise and technology demonstrators we are providing today will give Armament Systems an edge in winning full-scale production contracts at the turn of the century.


Enhancing the Bradley.

  Meanwhile, demand for our Vertical Launching Systems and gun systems was down in 1995. We delivered 159 Vertical Launching System canisters in 1995, compared with 439 the previous year. We sold a total of seven Mk45 gun systems to the navies of the United States, Australia and Japan, down from a total of nine sales to the U.S. and international navies the previous year. We have begun production on 27 Mk41 Vertical Launching Systems to be delivered to the U.S. Navy over the next four years.

  We continue to pursue international opportunities. FMC-Nurol, our Turkish joint venture, increased deliveries to 474 armored vehicles to the Turkish government in 1995. Our production agreement extends through August 1999. FMC Arabia, our joint venture in Saudi Arabia, completed its second year of a four-year contract to train the Royal Land Forces of Saudi Arabia in military tactics. We reached co-production agreements with Nissan Aerospace of Japan for 80 Multiple Launch Rocket Systems and with Samsung Aerospace for amphibious assault vehicles. We added to our global presence with offices in Korea, Taiwan and Malaysia.


  The next few years will be difficult for the defense industry. Budgetary pressures in Washington are having a chilling effect on the U.S. defense budget, and there are few opportunities for new starts. There are indications that the Armored Gun System, a development program we had worked on since 1984 and considered by the U.S. Army to be a model development program, will be cancelled. International customers remain interested in the system.

  We continue as prime supplier for the engineering and pre-production work on the Army's Crusader program. There are opportunities for expanded uses of the Bradley as a battle command vehicle and command and control vehicle. While our segment results are likely to diminish somewhat in 1996, we're confident that our technological expertise, our diverse product line offerings and our manufacturing efficiencies will enable us to maintain a strong position in the global defense industry.


Looking Brand New: In Anniston, Alabama, United Defense has launched an upgrade/overhaul program for personnel carriers for the U.S. Army and Saudi Arabia.

Defense Systems

Management's
Discussion
and Analysis


[GRAPH APPEARS HERE]

                     91      92      93      94      95
                    ----    ----    ----    ----    ----
Return on Sales     13.7%   15.0%   17.0%   14.8%   16.6%
Return on Assets    39.4%   51.8%   59.2%   41.9%   30.9%


1995 Compared with 1994

Sales of the Defense Systems segment declined to $968 million in 1995 from $1.1 billion in 1994 while operating profits, after deducting minority interest, improved to $107 million from approximately $100 million in 1994. The sales decline resulted primarily from lower volumes of Bradley Fighting Vehicles and naval weapons systems, partially offset by $84 million of increased revenue from the Crusader development contract and increases of $53 million in deliveries of Paladin self-propelled vehicles. The increase in operating profits primarily resulted from favorable cost performance throughout the business, strong international results, including an increase in royalty and dividend income from the Turkish joint venture, and the recognition in the second quarter of 1995 of a significant portion of a $17.8 million judgment against a subcontractor.

1994 Compared with 1993

Effective January 1, 1994, FMC completed the transaction to combine its defense business with Harsco Corporation's BMY Combat Systems Division (Note 2 to consolidated financial statements). The combined company, United Defense, L.P., operates as a limited partnership. FMC is the general partner with a 60 percent equity interest and responsibility for managing the operation. Sales in 1994 included sales of the former Harsco BMY Combat Division and sales of the Paladin self-propelled howitzer business. Sales of FMC businesses alone were $950 million in 1993. Segment profits, net of minority interest, were approximately $100 million in 1994. In 1993, profits of FMC's Defense Systems Group were $162 million.

  Sales of the businesses Harsco contributed to the partnership more than offset declines in Bradley Fighting Vehicle deliveries, Vertical Launching Systems and an engineering contract for the Armored Gun System in 1994. Other product sales were generally flat from 1993 to 1994, and segment profits were down in 1994 due to the lower volume, a favorable insurance settlement in 1993, and start-up costs relating to overhaul and conversion of armored personnel carriers.

  International defense sales and operating profits were up in 1994. The sales increase was driven largely by the deliveries of M113 upgrade kits to Singapore. An increase in international operating profits was largely the result of increased royalties and dividends from the Turkish joint venture.

Outlook for Defense Systems

The order backlog of the Defense Systems segment increased to $1.5 billion at December 31, 1995, from $1.4 billion at the end of 1994. The backlog increase results primarily from new orders for upgrading Bradley Fighting Vehicles, cannisters for the U.S. Navy, M113 vehicles for Thailand and Amphibious Assault Vehicle kits for Korea.

  U.S. government budgetary pressures are likely to result in reduced defense spending in the coming years, and lower-margin research programs are replacing some production. As a result, Defense Systems' earnings may decline. In early 1996, United Defense was notified that its contract with the U.S. Army for the Armored Gun System may be terminated. While Defense Systems would be affected by such a cancellation, no immediate material impact is likely to occur to FMC's financial position or results of operations. Because Defense Systems is the prime supplier for the early-phase developmental work on the U.S. Army's Crusader and Bradley A3 programs, the business is in a key position to benefit from follow-on production contract awards. Defense Systems also continues to pursue international opportunities and system upgrades.

Precious Metals

Our Precious Metals segment operated at a loss for a second consecutive year. Segment sales of $59 million in 1995 remained even with the previous year, and a 1995 loss of $5.7 million shows an improvement over the previous year's $9 million loss. Total annual production was 151,000 gold equivalent ounces.

  The improved results reflect the beginning of production at our Beartrack mine near Salmon, Idaho, in the third quarter. The Beartrack deposit, containing approximately 1 million ounces of proven and probable gold reserves, will be processed by lower-cost, heap-leaching methods. We also benefited from the sale of our Paradise Peak mine and mill, shut down in 1994, to Arimetco, Inc.

  FMC Gold announced that it was beginning a process for the possible sale of the company or its assets. .

[GRAPH APPEARS HERE]

                       91      92      93       94      95
                      ----    ----    ----    -----    ----
Return on Sales       18.2%   21.3%   7.8%    -14.8%   -9.7%
Return on Assets      19.0%   26.3%   9.9%    -10.4%   -4.6%


Management's Discussion and Analysis

1995 Compared with 1994

Precious Metals sales in 1995 were $59 million, approximately level with 1994. The operating loss declined to $5.7 million compared with a $9 million loss in the prior year. Lower cash production costs at the Jerritt Canyon operations and the start-up of the Beartrack mine were the primary contributors to the improvement. Gold production declined to 151,000 ounces from 163,000 ounces in 1994. Silver production, at 27,000 ounces, was only 15 percent of 1994's output. The increasing output from the Beartrack mine, which began production in the third quarter of 1995, did not offset elimination of production from the company's Royal Mountain King and Paradise Peak mines.

  In the fourth quarter of 1995, the company sold its 100 percent interest in Paradise Peak Corporation to Arimetco, Inc. for $4 million. In addition, Arimetco assumed all site reclamation liabilities. A pretax gain of $1.7 million was recognized on the sale, and $4.5 million of reclamation reserves were reversed to cost of sales.

  Net exploration expense of $11 million, approximately even with 1994, was focused primarily on development projects at the El Penon property in northern Chile and the Rossi property in Nevada.

1994 Compared with 1993

Due to decreased production, sales of the Precious Metals segment declined by more than 50 percent from 1993 to $61 million. Gold production declined to 163,000 ounces, approximately half of the gold production in 1993, and silver production declined to 154,000 ounces, about 18 percent of 1993's total. Decreased production resulted from the closure of the Paradise Peak mine in May 1993 and the Royal Mountain King mine in July 1994. This reduction in sales, as well as disappointing ore grades and recoveries at Jerritt Canyon, and spending on exploration, resulted in an operating loss of $9 million for the year.

Beartrack Legal Proceedings

See Note 15 to FMC's consolidated financial statements for a description of legal proceedings related to the Beartrack mine.

Outlook for Precious Metals

Continued operation of the Beartrack mine should increase gold production, further reduce cash costs and improve the segment's profitability in 1996. Exploration at both the Chilean and Rossi properties has been successful in delineating mineralization and is expected to continue in 1996. As discussed in
Note 15 to the company's consolidated financial statements, FMC Gold Company is pursuing the possible sale of the company or its assets.

Management's Discussion and Analysis

GENERAL

Management's Discussion and Analysis should be read in conjunction with the company's consolidated financial statements and accompanying notes, segment data and other supplemental information. Additional background information on the company's operations is provided in the segment discussions on pages 12 through 34.

1995 Compared with 1994

Sales in 1995 were $4.5 billion, an increase of 12 percent from 1994. Sales in the United States increased 13 percent during the year, while sales outside the United States increased 12 percent from 1994.

  Before restructuring and other charges of $80 million after tax (discussed further below), a $100 million non-taxable gain on the sale of FMC Wyoming stock and a $15.5 million write-off of acquired in-process research and development costs, consolidated net income of $212 million, or $5.63 per share, increased 22 percent. Including these items, the company earned $216 million, or $5.72 per share.

  Results for 1995 were the best in FMC's history. On an overall basis, improving markets and the benefits of the company's restructuring programs, as well as strategic acquisitions, more than offset significantly higher interest expense related to acquisition and expansion efforts.

1994 Compared with 1993

Sales increased 7 percent in 1994 to $4 billion, mainly due to increases in the Defense Systems, Machinery and Equipment, and Performance Chemicals segments. While sales in the United States remained flat in 1994, sales outside the United States grew 18 percent, driven by an increase in export sales of $256 million. Net income in 1994 was $173 million, or $4.66 per share.

  Net income in 1993 included after-tax restructuring and other charges, net of minority interest, of $123 million, or $3.34 per share. An after-tax extraordinary charge of about $5 million was also recorded in 1993 for debt restructuring. After these charges, net income for 1993 was $36 million, or $0.98 per share.

INDUSTRY SEGMENTS

Results on a segment basis for the five years ended December 31, 1995 are presented on page 5. Segment operating profits exclude 1995 and 1993 restructuring and other charges (Note 3 to consolidated financial statements), the 1995 gain on the sale of FMC Wyoming stock (Note 2 to consolidated financial statements), net interest expense, and other income and expense. Management's Discussion and Analysis of segment operating performance appears on these pages following the Operating Review Summary for each segment: Performance Chemicals on pages 18 and 19; Industrial Chemicals on page 23; Machinery and Equipment on page 29; Defense Systems on page 33; and Precious Metals on page 34.

OTHER INFORMATION

Taxes

The effective tax rate in 1995 was 13 percent. This rate reflects the tax-free gain on sale of a minority interest in FMC's soda ash business as well as depletion and foreign sales corporation benefits. The company's effective tax rate, excluding the impact of restructuring and other charges (Note 3) and the gain on the sale of FMC Wyoming stock (Note 2), was 29 percent. The effective tax rate for 1994 was 31 percent, primarily reflecting depletion and foreign sales corporation benefits. Income from foreign operations taxed at rates lower than the U.S. statutory rate also contributed to lower effective rates in 1995, 1994 and 1993. In 1993, the company reported a credit for income taxes of $3 million on pretax income of $38 million. This unusually low rate was driven primarily by the low level of pretax income in 1993.

Restructuring and Other Charges

FMC recorded restructuring and other charges of $35 million ($20 million after tax) in the third quarter of 1995 covering asset writedowns and related exit liabilities for the expected shift in 1997 of lithium-based production from North Carolina to a new lower-cost, higher quality mineral resource in Argentina. Other charges of $17 million ($10 million after tax) related primarily to asset write-downs. In addition, the company increased its environmental reserves by $83 million, or $51 million after tax, as part of its ongoing assessment of sites with known environmental issues. See Note 14 to the consolidated financial statements for a discussion of FMC's environmental reserves.

  In 1993, FMC recorded restructuring and other charges of $172 million, net of minority interest ($123 million after tax). These charges primarily related to restructuring costs associated with the Machinery and Equipment and Industrial Chemical segments, expenses to restructure companywide functional support staffs and a write-down of the investment in the Beartrack property in the Precious Metals segment.

  During 1995 and 1994, approximately 1,100 employee positions were eliminated. (Additionally, 500 positions were eliminated at United Defense, L.P., that were not covered by the 1993 restructuring program.) FMC's programs to reorganize functional support staffs throughout the company to align their activities more closely with the company's growth initiatives, as well as severance programs within the Industrial Chemical and Machinery and Equipment segments designed to improve operating performance, resulted in the majority of the eliminated positions. Cash payments related to these separations were approximately $16 million and $32 million in 1995 and 1994, respectively. Approximately $34 million and $40 million of spending in 1995 and 1994, respectively, related to the consolidation of manufacturing facilities, the exiting of unprofitable product lines and other restructuring activities was charged to the restructuring reserve.

Environmental

FMC, like other industrial manufacturers, is involved with a variety of environmental matters in the ordinary course of conducting its business that are subject to federal, state and local environmental laws. FMC feels strongly about its responsibility to protect the environment, public health and employee safety. This includes cooperating with other parties to resolve issues created by past and present handling of wastes. When issues arise, including notices from the Environmental Protection Agency or other government agencies identifying FMC as a Potentially Responsible Party, the company utilizes multifunctional advisory teams comprising environmental, legal, financial and communications management to ensure that the company's actions are consistent with its responsibilities to the environment and public health, as well as to employees and shareholders.

  Additional information regarding the company's environmental accounting policies and its potential environmental liability (including additional amounts recorded in 1995) is included in Note 1 and Note 14, respectively, to the company's consolidated financial statements. Information regarding environmental obligations associated with the company's discontinued operations is included in
Note 3 to the consolidated financial statements. Estimates of 1996 environmental spending are included under Liquidity and Capital Resources below.

LIQUIDITY AND CAPITAL RESOURCES

Cash generated from operations and available credit facilities provided the resources to meet 1995 operating needs and fund capital expenditures and acquisitions. Debt levels increased by $416 million in 1995 as a result of higher capital and acquisition spending. Interest expense increased by $19 million in 1995, primarily due to higher debt levels. Capital expenditures excluding acquisitions approximated $494 million.

  At December 31, 1995, the company had borrowed $272 million (net of a $3 million discount) under a commercial paper program that began in November 1995. The company borrowed an additional $125 million under uncommitted bank facilities during 1995.

  In 1995, the company filed a universal shelf registration under which $500 million of debt and/or equity securities may be publicly offered. At December 31, 1995, no securities had been offered under this registration.

  Cash generated from operations in 1996 and available credit facilities are expected to be sufficient to meet operating needs, fund capital expenditures and acquisitions, and meet debt service requirements for the year. Expected cash requirements for 1996 include approximately $500 million to $600 million for planned capital expenditures and acquisitions, including approximately $16 million for capital projects related to environmental control facilities. Projected 1996 spending also includes approximately $50 million for environmental compliance at current operating sites, plus approximately $35 million of remediation spending and $10 million for study costs at current operating, previously operated and other sites.

----------------------------------------------------------------
Working capital                              December 31
----------------------------------------------------------------
(In millions)                          1995      1994      1993
----------------------------------------------------------------
Operating working capital:
Trade receivables                    $ 837.8   $ 642.8   $ 573.2
Inventories                            615.0     403.9     268.1
Accounts payable                      (848.5)   (676.9)   (501.2)
Accrued payroll and other
 current liabilities                  (419.4)   (405.9)   (390.9)
----------------------------------------------------------------
Total operating working capital        184.9     (36.1)    (50.8)
Cash and cash equivalents               70.9      98.4      77.5
Other                                 (256.5)     45.1      12.9
----------------------------------------------------------------
Total working capital                $  (0.7)  $ 107.4   $  39.6
================================================================

  Operating working capital increased by $221 million in 1995 compared with 1994. The increases in the components of operating working capital are primarily due to higher sales volumes and the acquisition of Moorco. The decrease in net other current assets and liabilities ("Other") of $302 million is primarily due to higher short-term debt levels.

Dividends

No dividends were paid in 1995, 1994 and 1993, and no dividends are expected to be paid in 1996.

Consolidated Statements of Income
--------------------------------------------------------------------------------------
(In millions, except per share data)                        Year ended December 31
                                                       -------------------------------
                                                        1995        1994        1993
--------------------------------------------------------------------------------------
Revenue
Sales                                                  $4,509.8    $4,010.8   $3,753.9
Other revenue                                              56.8        40.5       35.0
--------------------------------------------------------------------------------------
Total revenue                                           4,566.6     4,051.3    3,788.9
--------------------------------------------------------------------------------------
Costs and expenses
Cost of sales                                           3,332.1     2,941.6    2,835.3
Selling, general and administrative expenses              630.0       587.7      539.4
Research and development                                  187.8       166.8      149.2
Restructuring and other charges (Note 3)                  134.5           -      172.3
Other (income) and expense, net                             3.4       (17.6)     (10.2)
--------------------------------------------------------------------------------------
Total costs and expenses                                4,287.8     3,678.5    3,686.0
--------------------------------------------------------------------------------------
Income from operations                                    278.8       372.8      102.9
--------------------------------------------------------------------------------------
Minority interests                                         59.1        61.4        2.5
Interest income                                            14.8         8.9       11.0
Interest expense                                           87.3        68.0       73.6
Gain on sale of FMC Wyoming stock (Note 2)                 99.7           -          -
--------------------------------------------------------------------------------------
Income before income taxes and extraordinary item         246.9       252.3       37.8
Provision (benefit) for income taxes (Note 9)              31.3        78.9       (3.2)
--------------------------------------------------------------------------------------
Income before extraordinary item                          215.6       173.4       41.0
Extraordinary item, net of taxes (Note 8)                     -           -       (4.7)
--------------------------------------------------------------------------------------
Net income                                             $  215.6    $  173.4   $   36.3
======================================================================================
Earnings per common share (Note 1)
Income before extraordinary item                       $   5.72    $   4.66   $   1.11
Extraordinary item                                            -           -      (0.13)
--------------------------------------------------------------------------------------
Net income                                             $   5.72    $   4.66   $   0.98
======================================================================================

See notes to consolidated financial statements.

Consolidated Balance Sheets
---------------------------------------------------------------------------------------------------------------
(In millions, except share and per share data)                                                December 31
                                                                                         ----------------------
                                                                                           1995          1994
---------------------------------------------------------------------------------------------------------------
Assets
Current assets
Cash and cash equivalents                                                                $   70.9      $   98.4
Trade receivables, net of allowances of $11.6 in 1995 and $11.0 in 1994                     837.8         642.8
Inventories (Note 4)                                                                        615.0         403.9
Other current assets                                                                        182.6         137.6
Deferred income taxes (Note 9)                                                               98.5          93.6
---------------------------------------------------------------------------------------------------------------
Total current assets                                                                      1,804.8       1,376.3
Investments                                                                                  99.1         141.7
Property, plant and equipment, net (Note 7)                                               1,829.6       1,537.4
Goodwill and intangible assets (Note 2)                                                     345.6         121.6
Other assets                                                                                150.9          87.3
Deferred income taxes (Note 9)                                                               71.1          87.2
---------------------------------------------------------------------------------------------------------------
Total assets                                                                             $4,301.1      $3,351.5
===============================================================================================================
Liabilities and Stockholders' Equity
Current liabilities
Short-term debt (Note 8)                                                                 $  420.8      $   66.9
Accounts payable, trade and other                                                           848.5         676.9
Accrued payroll                                                                             110.4          98.5
Other current liabilities                                                                   309.0         307.4
Current portion of long-term debt (Note 8)                                                   29.8          41.3
Current portion of accrued pension and other postretirement benefits (Notes 12 and 13)       36.4          22.8
Income taxes payable (Note 9)                                                                37.8          55.1
---------------------------------------------------------------------------------------------------------------
Total current liabilities                                                                 1,792.7       1,268.9
Long-term debt, less current portion (Note 8)                                               974.4         901.2
Accrued pension and other postretirement benefits, less current portion
  (Notes 12 and 13)                                                                         284.6         306.5
Reserve for discontinued operations (Note 3)                                                168.3         189.9
Other liabilities                                                                           270.3         169.0
Minority interests in consolidated companies                                                157.4          99.5
Commitments and contingent liabilities (Notes 14 and 15)
---------------------------------------------------------------------------------------------------------------
Stockholders' equity (Note 11)
Preferred stock, no par value, authorized 5,000,000 shares;
  no shares issued in 1995 or 1994                                                              -             -
Common stock, $0.10 par value, authorized 60,000,000 shares;
  issued 37,024,187 shares in 1995 and 36,813,530 shares in 1994                              3.7           3.7
Capital in excess of par value of capital stock                                              99.7          90.4
Retained earnings                                                                           596.1         380.5
Foreign currency translation adjustment (Note 5)                                            (36.9)        (49.0)
Treasury stock, common, at cost; 300,447 shares in 1995 and
  298,226 shares in 1994                                                                     (9.2)         (9.1)
---------------------------------------------------------------------------------------------------------------
Total stockholders' equity                                                                  653.4         416.5
---------------------------------------------------------------------------------------------------------------
Total liabilities and stockholders' equity                                               $4,301.1      $3,351.5
===============================================================================================================

See notes to consolidated financial statements.


Consolidated Statements Of Cash Flows
------------------------------------------------------------------------------------------------------------
(In millions)                                                                       Year ended December 31
                                                                                  --------------------------
                                                                                   1995      1994     1993
------------------------------------------------------------------------------------------------------------
Reconciliation from income before extraordinary item
to cash provided by operating activities
Income before extraordinary item                                                  $ 215.6   $ 173.4   $ 41.0
Adjustments to reconcile income from continuing operations to cash provided by operating activities:
 Restructuring and other charges (Note 3)                                           134.5         -    172.3
 Gain on sale of FMC Wyoming stock (Note 2)                                         (99.7)        -        -
 Depreciation and amortization                                                      248.9     229.0    226.6
 Deferred income taxes                                                               (3.7)     30.3    (38.9)
 Minority interests                                                                  59.1      61.4      2.5
 Other                                                                               (0.9)    (14.1)     3.3
Changes in operating assets and liabilities excluding the effects of the formation of United Defense, L.P. (Note 2):
 Trade receivables                                                                 (190.2)    (61.9)   (40.1)
 Inventories                                                                       (217.9)    (46.2)    37.5
 Other current assets and other assets                                             (348.4)    (33.7)   (18.1)
 Accounts payable, accrued payroll, other current liabilities and other
  liabilities                                                                       189.5      97.5     24.7
 Income taxes payable                                                               (15.2)    (31.4)   (21.2)
 Restructuring reserve                                                              (48.5)    (72.2)    (2.4)
 Accrued pension and other postretirement benefits, net                             (10.5)     (6.4)   (16.9)
------------------------------------------------------------------------------------------------------------
Cash provided (required) by operating activities                                    (87.4)    325.7    370.3
------------------------------------------------------------------------------------------------------------
Cash required by discontinued operations                                            (16.0)    (20.2)   (26.5)
------------------------------------------------------------------------------------------------------------
Cash provided (required) by investing activities:
 Capital spending                                                                  (566.3)   (356.0)  (244.5)
 Disposal of property, plant and equipment                                           31.2      19.0      7.7
 Decrease (increase) in investments                                                  49.5     (55.8)    23.6
------------------------------------------------------------------------------------------------------------
Cash required by investing activities                                              (485.6)   (392.8)  (213.2)
------------------------------------------------------------------------------------------------------------
Cash provided (required) by financing activities:
 Net increase (decrease) in short-term debt                                          79.5      (1.9)    14.0
 Net proceeds from issuance of commercial paper                                     272.3         -        -
 Net borrowings (repayments) under credit facilities                                 89.0     161.0    (10.0)
 Increase in other long-term debt                                                    18.5     142.6    206.4
 Proceeds from sale of FMC Wyoming stock (Note 2)                                   171.8         -        -
 Repayment of other long-term debt                                                  (49.5)   (130.0)  (285.1)
 Distributions to limited partner                                                   (37.8)    (70.0)       -
 Premium on early retirement of debt                                                    -         -     (3.4)
 Issuance of capital stock, net                                                       9.2      10.5      7.3
------------------------------------------------------------------------------------------------------------
Cash provided (required) by financing activities                                    553.0     112.2    (70.8)
------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash and cash equivalents                          8.5      (4.0)    (6.6)
------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents                                    (27.5)     20.9     53.2
------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, beginning of year                                         98.4      77.5     24.3
------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                                            $  70.9    $ 98.4   $ 77.5
============================================================================================================

Supplemental cash flow information:

The company considers investments in all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. Cash flows from hedging contracts are reported in the statements of cash flows in the same categories as the cash flows from the transactions being hedged. Income taxes paid, net of refunds, were $29.4 million, $63.1 million and $41.8 million for 1995, 1994 and 1993, respectively. Interest payments, net of amounts capitalized, for 1995, 1994 and 1993 were $72.0 million, $66.4 million and $60.1 million, respectively.

See notes to consolidated financial statements.


Consolidated Statements of Changes in Stockholders' Equity
------------------------------------------------------------------------------------------------------
(In millions)                                  Common     Capital                  Foreign
                                         stock, $0.10   in excess   Retained      currency    Treasury
                                            par value      of par   earnings   translation       stock
------------------------------------------------------------------------------------------------------
Balance December 31, 1992                        $3.6       $72.0     $170.8        $(19.0)      $(8.4)
Net income                                                              36.3
Stock options exercised (Note 10)                             7.6
Purchase of treasury shares                                                                       (0.3)
Translation adjustment (Note 5)                                                      (45.7)
------------------------------------------------------------------------------------------------------
Balance December 31, 1993                         3.6        79.6      207.1         (64.7)       (8.7)
Net income                                                             173.4
Stock options exercised (Note 10)                 0.1        10.8
Purchase of treasury shares                                                                       (0.4)
Translation adjustment (Note 5)                                                       15.7
------------------------------------------------------------------------------------------------------
Balance December 31, 1994                         3.7        90.4      380.5         (49.0)       (9.1)
Net income                                                             215.6
Stock options exercised (Note 10)                             9.3
Purchase of treasury shares                                                                       (0.1)
Translation adjustment (Note 5)                                                       12.1
------------------------------------------------------------------------------------------------------
Balance December 31, 1995                        $3.7       $99.7     $596.1        $(36.9)      $(9.2)
======================================================================================================

See notes to consolidated financial statements.


Geographic Segment Information
--------------------------------------------------------------------------------
Sales                                                 Year ended December 31
--------------------------------------------------------------------------------
(In millions)                                         1995       1994       1993
--------------------------------------------------------------------------------
Third party sales
--------------------------------------------------------------------------------
United States                                     $3,270.0   $3,084.8   $2,866.7
Latin America and Canada                             179.8      159.6      140.4
Europe                                               947.3      693.5      697.5
Asia, Africa & others                                112.7       72.9       49.3
--------------------------------------------------------------------------------
                                                   4,509.8    4,010.8    3,753.9
--------------------------------------------------------------------------------
Intersegment sales
--------------------------------------------------------------------------------
United States                                        151.2      110.7      102.5
Latin America and Canada                              10.1       10.9       10.9
Europe                                                92.2       92.3       83.2
Asia, Africa & others                                 22.1       11.4       23.2
Eliminations                                        (275.6)    (225.3)    (219.8)
--------------------------------------------------------------------------------
Total sales                                       $4,509.8   $4,010.8   $3,753.9
================================================================================
Income (loss) before income taxes                     Year ended December 31
--------------------------------------------------------------------------------
(In millions)                                         1995       1994       1993
--------------------------------------------------------------------------------
United States                                     $  390.7   $  341.5   $  323.8
Latin America and Canada                              12.7       13.7        4.4
Europe                                               120.5      100.2       48.1
Asia, Africa & others                                  4.5        1.7       (0.8)
--------------------------------------------------------------------------------
Operating profit                                     528.4      457.1      375.5
Restructuring and other charges (Note 3)            (150.0)         -     (172.3)
Gain on sale of FMC Wyoming stock (Note 2)            99.7          -          -
Net interest expense                                 (72.5)     (59.1)     (62.6)
Corporate and other                                  (96.2)    (101.9)    (110.5)
Minority interest                                    (59.1)     (61.4)      (2.5)
Other income and (expense), net                       (3.4)      17.6       10.2
--------------------------------------------------------------------------------
Total                                             $  246.9   $  252.3   $   37.8
================================================================================
Identifiable assets                                        December 31
--------------------------------------------------------------------------------
(In millions)                                         1995       1994       1993
--------------------------------------------------------------------------------
United States                                     $2,609.2   $1,960.0   $1,544.3
Latin America and Canada                             209.7      157.2      142.7
Europe                                               900.2      676.3      640.3
Asia, Africa and others                               87.2       64.9       51.0
--------------------------------------------------------------------------------
Subtotal                                           3,806.3    2,858.4    2,378.3
Corporate and other                                  494.8      493.1      466.8
--------------------------------------------------------------------------------
Total                                             $4,301.1   $3,351.5   $2,845.1
================================================================================
U.S. Export Sales to Unaffiliated Customers by
Destination of Sale                                   Year ended December 31
--------------------------------------------------------------------------------
(In millions)                                         1995       1994       1993
--------------------------------------------------------------------------------
Latin America and Canada                          $  212.9   $  217.9   $  176.8
Europe                                               155.9      153.3      192.2
Asia, Africa and others                              588.2      668.6      415.3
--------------------------------------------------------------------------------
Total                                             $  957.0   $1,039.8   $  784.3
================================================================================

Other Supplemental Information
--------------------------------------------------------------------------------------------------------------------
Quarterly financial information (unaudited)
--------------------------------------------------------------------------------------------------------------------
(In millions, except per share                       1995                                   1994
 and common stock data)
--------------------------------------------------------------------------------------------------------------------
                                    1st        2nd        3rd         4th       1st      2nd       3rd         4th
                                    Qtr.       Qtr.       Qtr.        Qtr.      Qtr.     Qtr.      Qtr.        Qtr.
A--------------------------------------------------------------------------------------------------------------------
Sales                            $1,015.5   $1,128.4   $1,156.0    $1,209.9   $908.3  $1,053.8   $1,009.6   $1,039.1
Income (loss) from operations    $  107.1   $  134.5   $  (37.5)   $   74.7   $ 97.5  $  133.9   $   79.8   $   61.6
--------------------------------------------------------------------------------------------------------------------
Net income                       $   52.4   $   77.7   $   57.1    $   28.4   $ 46.1  $   67.3   $   34.7   $   25.3
Net income per share             $   1.40   $   2.06   $   1.51    $   0.75   $ 1.24  $   1.82   $   0.93   $   0.68
--------------------------------------------------------------------------------------------------------------------
Common stock prices:
 High                            $  60 5/8  $  67 1/4  $  79 1/2   $  75 3/8  $   50  $  54 1/8  $  62 1/4  $  65
 Low                             $  57 3/8  $  59      $  67       $  67 1/4  $   47  $  45 1/2  $  54 1/4  $  56 1/4
=====================================================================================================================

Quarterly earnings per common share may differ from full-year amounts due to changes in the number of shares outstanding during the year.

Other Industry Segment Information and Backlog
----------------------------------------------------------------------------------------------------------------------------
                                                                               Depreciation               Research and
                                                 Capital expenditures       and amortization       development expenditures
----------------------------------------------------------------------------------------------------------------------------
                                                 Year ended December 31    Year ended December 31    Year ended December 31
----------------------------------------------------------------------------------------------------------------------------
(In millions)                                     1995    1994    1993     1995     1994     1993     1995     1994     1993
----------------------------------------------------------------------------------------------------------------------------
Performance Chemicals                           $143.3  $ 66.1  $ 53.1   $ 59.4   $ 56.1   $ 52.9   $109.3   $ 94.7   $ 83.0
Industrial Chemicals                             205.1   129.0    78.6     75.9     72.3     76.1     16.3     17.3     15.3
Machinery and Equipment                          132.3    77.0    70.7     45.7     35.3     31.1     49.1     30.8     26.1
Defense Systems                                   24.5    19.3    19.2     32.0     35.4     26.0     13.1     23.6     24.0
Precious Metals                                   36.9    56.1    18.5     21.3     15.3     25.7        -        -      0.1
Corporate                                         24.2     8.5     4.4     14.6     14.6     14.8        -      0.4      0.7
----------------------------------------------------------------------------------------------------------------------------
Total                                           $566.3  $356.0  $244.5   $248.9   $229.0   $226.6   $187.8   $166.8   $149.2
============================================================================================================================

Descriptions of the company's industry segments are on pages 12 through 34 of this annual report. Sales, income (loss) before income taxes and identifiable assets by industry segment are on page 5.

Research and development expenditures in 1995 for the Machinery and Equipment segment include a $15.5 million write-off of acquired in-process research and development related to the Moorco International Inc. acquisition (Note 2).

Sales to various agencies of the U.S. government aggregated $706.5 million, $618.3 million and $768.4 million in 1995, 1994 and 1993, respectively. These sales were made primarily by the Defense Systems segment.

Order backlog (unaudited)                                                                         Year ended December 31
----------------------------------------------------------------------------------------------------------------------------
(In millions)                                                                                     1995      1994      1993
----------------------------------------------------------------------------------------------------------------------------
Machinery and Equipment                                                                         $  545.0  $  480.0  $  333.1
Defense Systems                                                                                  1,495.0   1,412.3   1,105.0
----------------------------------------------------------------------------------------------------------------------------
Total                                                                                           $2,040.0  $1,892.3  $1,438.1
============================================================================================================================

Backlogs are not reported for Industrial Chemicals, Performance Chemicals and Precious Metals due to the nature of these businesses.

Notes to
Consolidated Financial
Statements

Note 1 Principal Accounting Policies

Nature of operations. FMC Corporation ("FMC" or "the company") is a diversified producer of chemicals, machinery and other products for industry, government and agriculture. Further descriptions of FMC's products, its principal markets and the relative significance of its operations are included in this annual report in Products and Markets on pages 6 through 9 and in the Industry Segment Data on page 5.

  Use of estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results are likely to differ from those estimates, but management does not believe such differences will materially affect the company's financial position, results of operations or cash flows.

  Consolidation. The consolidated financial statements include the accounts of FMC and all significant majority-owned subsidiaries and partnerships except those excluded because control is restricted or temporary in nature. All material intercompany accounts and transactions are eliminated in consolidation.

  Investments. Investments in companies in which ownership interests are 50 percent or less and FMC exercises significant influence over operating and financial policies are accounted for using the equity method after eliminating the effects of any material intercompany transactions. All other investments are carried at their fair values or at cost if appropriate.

  Dividends received from affiliates were $5.3 million in 1995 ($9.4 million in 1994 and $6.0 million in 1993). Dividends included in other revenue from other investments were $21.7 million, $13.0 million and $9.7 million in 1995, 1994 and 1993, respectively.

  Inventories. Inventories are stated at the lower of cost or market value. Cost is determined on the last-in, first-out ("LIFO") basis for all domestic inventories, except certain inventories relating to long-term contracts which are stated at the actual production cost incurred to date, reduced by amounts identified with recognized revenue. The costs attributed to units delivered under such contracts are based on the estimated average cost of all units expected to be produced. The first-in, first-out ("FIFO") method is used to determine the cost for all other inventories.

  Inventory costs include those directly attributable to products, as well as all manufacturing overhead.

  Revenue recognition for contracts-in-progress. Sales are recorded under most production contracts as deliveries are made. Sales under cost reimbursement contracts for research, engineering, prototypes, repair and maintenance, and certain production contracts are recorded as costs are incurred and include estimated fees in the proportion that costs incurred to date bear to total estimated costs. The fees under certain government contracts may be increased or decreased in accordance with cost or performance incentive provisions. Such awards or penalties are recognized at the time the amounts can be reasonably determined. Losses are provided for production costs incurred for contracts-in-progress for which such losses are probable.

  Property, plant and equipment. Property, plant and equipment, including capitalized interest, is recorded at cost. Depreciation for financial reporting purposes is provided principally on the straight-line basis over the estimated useful lives of the assets (land improvements - 20 years, buildings-20 to 50 years, and machinery and equipment-3 to 18 years). Gains and losses are reflected in income upon sale or retirement of assets.

  Expenditures that extend the useful life of property, plant and equipment or increase its productivity are capitalized.

  Capitalized interest. Interest costs of $14.5 million ($4.6 million in 1994 and $0.7 million in 1993) associated with the construction of certain capital assets have been capitalized as part of the cost of those assets and are being amortized over their estimated useful lives.

  Goodwill and intangible assets. Goodwill and identifiable intangible assets (such as trademarks) are amortized on a straight-line basis over their estimated useful or legal lives, not exceeding 40 years. At each balance sheet date, the company evaluates the recoverability of goodwill based upon expectations of undiscounted cash flows for each operation having a significant goodwill balance. Based upon its analyses, the company believes that no material impairment of recorded goodwill existed at December 31, 1995 or 1994.

  Accounts payable. Amounts advanced by customers as deposits on orders not yet billed and progress payments on contracts-in-progress are recorded as accounts payable ($254.5 million at December 31, 1995 and $236.6 million at December 31,
1994).

  Income taxes. Current income taxes are provided on income reported for financial statement purposes adjusted for transactions that do not enter into the computation of income taxes payable. Deferred tax liabilities and assets are recognized for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Income taxes are not provided for the equity in undistributed earnings of foreign subsidiaries or affiliates when it is management's intention that such earnings remain invested in those companies. Taxes are provided in the year the dividend payment is received or when the decision is made to repatriate the earnings.

  Foreign currency translation. Assets and liabilities of most foreign operations are translated at exchange rates in effect at year-end, and income statements are translated at the average monthly exchange rates prevailing during the year. These translation gains and losses are accumulated in a separate component of stockholders' equity until the foreign entity is sold or liquidated. For operations in highly inflationary countries and where the local currency is not the functional currency, inventories, property, plant and equipment, and other noncurrent assets are converted to U.S. dollars at historical exchange rates, and all gains or losses from conversion to U.S. dollars are included in income.

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

  Earnings per common share. Earnings per common share are computed by dividing net income by the weighted average number of shares of common stock outstanding during the year (37,721,000 in 1995, 37,195,000 in 1994 and 36,943,000 in 1993).

  Segment information. Segment operating profit is defined as total revenue less operating expenses. The following items have been excluded in computing operating profit: general corporate income and expenses, interest income and expense, income taxes, significant gains or losses on abnormal retirements of assets, restructuring and other charges, the 1995 gain on the sale of FMC Wyoming stock and other income and expense items. Identifiable assets by industry segment are those assets that are used by or attributable to segment operations. Corporate assets are principally cash and cash equivalents, deferred income tax benefits and property and equipment.

  Environmental. The company provides for environmental-related obligations when they are probable and amounts can be reasonably estimated. Where the available information is sufficient to estimate the amount of liability, that estimate has been used; where the information is only sufficient to establish a range of probable liability and no point within the range is more likely than any other, the lower end of the range has been used.

  Estimated obligations to remediate sites that involve the Environmental Protection Agency ("EPA"), or equivalent government agencies, are generally accrued no later than when a Record of Decision ("ROD"), or equivalent, is issued, or upon completion of a Remedial Investigation/Feasibility Study ("RI/FS") that is accepted by FMC and the appropriate government agency or agencies. Estimates are reviewed quarterly by the company's Environment, Health and Safety organization, as well as financial and legal management and, if necessary, adjusted as additional information becomes available. The estimates can change substantially as additional information becomes available regarding the nature or extent of site contamination, required remediation methods, and other actions by or against governmental agencies or private parties.

  The company's continuing and discontinued operations' environmental liability is principally for costs associated with the remediation and/or study of sites at which the company is alleged to have disposed of hazardous substances. Such costs include, among other items, remedial investigations and feasibility studies, site remediation, costs of operation and maintenance of the remediation plan, fees to outside law firms and consultants for work related to the environmental effort, and future monitoring costs. Estimated site liabilities are determined based upon existing remediation technology, specific site consultants/engineering studies or by extrapolating experience with environmental issues at comparable sites.

  Provisions for environmental costs are reflected in income, net of probable and reasonably estimable recoveries from named Potentially Responsible Parties ("PRPs") or other third parties. Such provisions incorporate inflation and are not discounted to their present values.

  In calculating and evaluating the adequacy of its environmental reserves, the company has taken into account the joint and several liability imposed by the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") and the analogous state laws on all PRPs and has considered the identity and financial condition of each of the other PRPs at each site to the extent possible. The company has also considered the identity and financial condition of other third parties from whom recovery is anticipated, as well as the status of the company's claims against such parties. In general, the company is aware of a certain degree of uncertainty in disputes regarding the financial contribution by certain named PRPs, which is common to most multiparty sites. Although the company is unable to forecast the ultimate contributions of PRPs and other third parties with absolute certainty, the degree of uncertainty with respect to each party is taken into account when determining the environmental reserve by adjusting the reserve to reflect the facts and circumstances on a site-by-site basis. The company believes that recorded recoveries related to PRPs are realizable in all material respects. Recoveries, excluding those relating to discontinued operations, are recorded as an asset and those relating to discontinued operations are recorded in the reserve for discontinued operations.

  Accounting standards not adopted. Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" was issued by the Financial Accounting Standards Board ("FASB") in March 1995.

  This standard, which establishes criteria for recognizing, measuring and disclosing impairments of long-lived assets, is effective for fiscal years beginning after December 15, 1995. The company plans to adopt the new standard on January 1, 1996 but does not expect a significant impact on its consolidated financial position or results of operations at the date of adoption.

  In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation," also effective for fiscal years beginning after December 15, 1995. Upon adoption of SFAS No. 123, the company plans to continue its current accounting for employee stock-based compensation plans in accordance with Accounting Principles Board Opinion No. 25, as permitted under SFAS No. 123, and, if material, to disclose the pro forma effect of the fair value accounting method in the notes to its consolidated financial statements.

  Accounting standards adopted. AICPA Statement of Position ("SOP") 94-6, "Disclosure of Certain Significant Risks and Uncertainties and Financial Flexibility" was adopted by the company for the 1995 annual report to shareholders. The disclosures required by this SOP focus primarily on the nature of an entity's operations, the use of estimates in preparation of financial statements and on risks and uncertainties that could significantly affect the amounts reported in the financial statements. The required disclosures are included in this note under the captions Nature of operations and Use of estimates, elsewhere in the Notes to Consolidated Financial Statements and in Management's Discussion and Analysis.

  Reclassifications. Certain prior-year amounts have been reclassified to conform with the current year's presentation.

Note 2 Business Combinations

Acquisitions. In June 1995, FMC acquired all of the common shares of Moorco International Inc. ("Moorco") for $28 per share, or approximately $350 million (including acquisition costs and debt assumed). Moorco is the leading worldwide manufacturer of meters for the petroleum industry and a leading manufacturer of valves for the process and power generation industries. Moorco's operations are included in the company's Machinery and Equipment segment.

  In conjunction with the acquisition of Moorco, goodwill and other intangible assets of $218.4 million were recorded, and $15.5 million of acquired in-process research and development was charged to research and development expense during 1995.

  The following unaudited pro forma information is intended to show the results of FMC's operations as if the acquisition of Moorco had occurred on January 1, 1995 and 1994, respectively, after giving effect to certain adjustments, including the increased amortization of goodwill and other intangible assets, decreased depreciation, cost savings from certain synergies created under the combined operations, the exclusion of non-recurring acquisition related expenses ($17.8 million after tax), the exclusion of the non-recurring write-off of acquired in-process research and development, additional interest expense on incremental acquisition indebtedness, and the related income tax effects of these adjustments:

--------------------------------------------------------------
(In millions, except per share data)    Year ended December 31
--------------------------------------------------------------
(unaudited)                                   1995        1994
--------------------------------------------------------------
Sales                                       $4,610      $4,207
Net income                                     228         174
Earnings per common share                     6.05        4.68
==============================================================

  The unaudited pro forma results of operations are not necessarily indicative of the results that would have occurred had the acquisition actually been consummated on January 1, 1995 or 1994, respectively, and are not intended to be a projection of future results or trends.

  On September 20, 1995, the company acquired the assets of FR Manufacturing Corporation, a wholly owned subsidiary of Bridge Atlantic Corporation, for $15.7 million in cash. FR Manufacturing Corporation is a full-line, global supplier of tomato processing equipment and aseptic systems sold under the FranRica trade name. The operations are included in the company's Machinery and Equipment segment.

  During 1994, the company acquired the Fluid Controls Systems product line from National-Oilwell and the Jetway Systems Division of Pneumo-Abex Inc., both of which are included in the company's Machinery and Equipment segment. The Fluid Controls Systems product line is a leader in a variety of high-performance oil field applications, including engineered production and injection manifolds, a family of valves, and fittings used to control and distribute the flow of production from oil and gas wells. Jetway Systems is a leader in the design, production and installation of passenger boarding bridges and other aircraft support systems.

  During 1993, the company acquired the assets of Kongsberg Offshore a.s., a wholly owned subsidiary of Siemens a.s., and the shares of SOFEC Inc., an engineering and construction company. Both operations are included in the company's Machinery and Equipment segment.

  The company also completed a number of other smaller acquisitions and joint ventures during the years ended December 31, 1995, 1994 and 1993.

  The purchase prices for all the aforementioned acquisitions were satisfied from cash flow from operations and short-term and long-term financing. Other than Moorco, the company's acquisitions did not have a material pro forma impact on the company's consolidated results of operations.

  These acquisitions were accounted for using the purchase method of accounting and, accordingly, the purchase price has been allocated to the assets acquired and liabilities assumed based on the estimated fair values of such assets and liabilities at the date of acquisition. The excess of the purchase price over the fair value of the net tangible assets acquired has been recorded as intangible assets, primarily goodwill, which will be amortized over periods ranging from 15 to 40 years.

  Results of operations of the acquired companies have been included in the company's consolidated statements of income from the respective dates of acquisition.

  Joint venture. In July 1995, FMC completed a joint venture agreement involving the sale of 20 percent of its soda ash business, FMC Wyoming Corporation, to Sumitomo Corporation and Nippon Sheet Glass Company, Ltd. for $150 million, resulting in a nontaxable gain of $99.7 million ($2.64 per share). The company retains management control of the joint venture. In conjunction with the agreement, the company's joint venture partners also contributed approximately $22 million, representing their share of preformation funding of capital projects intended to reduce costs and expand capacity at FMC Wyoming Corporation's soda ash facilities.

  Formation of United Defense, L.P. Effective January 1, 1994, FMC and Harsco Corporation ("Harsco") combined certain assets and liabilities of FMC's Defense Systems Group and Harsco's BMY Combat Systems Division ("BMY"). The combined company, United Defense, L.P. ("UDLP"), operates as a limited partnership, with FMC as the managing general partner with a 60 percent equity interest and Harsco as the limited partner holding a 40 percent equity interest.

  Beginning in the first quarter 1994, all sales and earnings of UDLP are included in FMC's consolidated financial statements. The limited partner's share of the partnership's earnings is included in minority interest. All of the assets and liabilities of UDLP are also consolidated in the balance sheet at December 31, 1995 and 1994.

  The limited partnership agreement between the partners of UDLP provides options under which FMC may purchase, or Harsco may require the purchase of, Harsco's ownership interest based on an appraised value as provided in the agreement. These options are exercisable at any time after February 1, 1996.

Note 3 Restructuring and
       Discontinued Operations



Restructuring and other charges. FMC recorded pretax restructuring and other charges of $35 million ($20 million after tax, or $0.53 per share) in the third quarter of 1995 covering asset writedowns and related exit liabilities for the expected shift in 1997 of lithium-based production from North Carolina to a new lower-cost, higher-quality mineral resource in Argentina. Charges of $17 million ($10 million after tax, or $0.27 per share) related primarily to asset write-downs, and the company recorded $82.5 million ($50.7 million after tax, or $1.34 per share) of additional environmental reserves (Note 14). In addition, FMC wrote off $15.5 million ($0.41 per share) of acquired in-process research and development costs with no associated tax benefit (Note 2), which was charged to research and development expense.

  In 1993, FMC recorded pretax restructuring and other charges of $172.3 million, net of $12.7 million of minority interest ($123.3 million after tax, or $3.34 per share). These charges primarily related to restructuring costs associated with the Machinery and Equipment and Industrial Chemical segments, expenses to restructure companywide functional support staffs, and a write-down of the investment in the Beartrack development property in the Precious Metals segment. The restructuring program was designed to reduce costs and improve operating efficiencies.

  During 1994, FMC carried out a number of actions consistent with the 1993 restructuring plan. Employee positions were eliminated, manufacturing facilities were consolidated and unprofitable product lines were exited.

  During 1995, FMC substantially completed the remaining workforce reductions and continued downsizing and other related activities in the business segments. The aggregate restructuring reserve remaining at December 31, 1995 of $18.7 million is expected to be adequate to cover residual manufacturing consolidation and the lithium exit liabilities.

  Discontinued operations. Disposal of all assets related to discontinued operations has been completed in accordance with plans adopted within one year of the measurement dates. Measurement dates and residual liabilities relate to operations discontinued between 1976 and 1984--primarily Film, Fiber, Power Transmission and the Construction Equipment businesses. Residual liabilities are of a long-term nature and will be settled over a number of years. Liabilities remaining with FMC total approximately $168 million at December 31, 1995 ($190 million at December 31, 1994) and are comprised of: $48 million (net of approximately $84 million in anticipated third party recoveries) for environmental remediation and investigation obligations, most of which relate to former chemical plant sites; $44 million for product liability and other potential claims principally related to the discontinued construction equipment group; and $76 million for retiree benefits provided to employees of former chemical businesses and the construction equipment group.

  Except for the environmental liabilities, the company uses actuarial methods, to the extent practicable, to monitor the adequacy of the reserves on an ongoing basis. The environmental liabilities are subject to the environmental accounting and review practices described in Notes 1 and 14. While the amounts required to settle the company's liabilities for discontinued operations could ultimately differ materially from the estimates used as a basis for recording these liabilities, management believes that changes in estimates or required expenditures for any individual cost component will not have a material adverse impact on the company's liquidity or financial condition in any single year and that, in any event, such costs will be satisfied over a period of approximately 15 years. Spending in 1995, 1994 and 1993, respectively, includes $11 million, $15 million and $22 million for environmental; $5 million, $14 million and $5 million for product liability; and approximately $6 million in each year for retiree benefits.

Note 4 Inventories

Inventories are recorded at the lower of cost or market value. The current replacement cost of inventories exceeded their recorded values by approximately $300.1 million at December 31, 1995 and $249.3 million at December 31, 1994.

  Inventories at December 31, 1995 included approximately $221.9 million ($149.7 million at December 31, 1994) of inventoried costs relating to contracts-in-progress.

  During 1995, there was no reduction in LIFO inventories that were carried at lower than prevailing costs. LIFO inventory reductions increased pretax income by $3.7 million in 1994 and $2.6 million in 1993.

Note 5 Foreign Currency

Net income for 1995, 1994 and 1993 included aggregate foreign currency gains of $0.2 million and losses of $11.1 million and $1.0 million, respectively. The Mexican peso continued to weaken against the U.S. dollar throughout most of 1995. There were no other major trends in the exchange rates that impacted 1995 earnings. The primary component of the 1994 loss of $11.1 million relates to the devaluation of the Mexican peso.

  The 1995 and 1994 increases in the foreign currency translation adjustment component of stockholders' equity were primarily attributable to a weaker U.S. dollar in relation to the European currencies, particularly the Spanish peseta, and the 1993 decrease was primarily attributable to the stronger U.S. dollar in relation to the European currencies, particularly the Spanish peseta.

  The following table presents the foreign currency adjustments to key balance sheet categories and the offsetting adjustment to the foreign currency translation adjustment or to income. Interest earned on foreign cash and cash equivalents and debt service costs are classified as interest income and interest expense, respectively, and are not included in the amounts shown below. In addition, foreign currency impacts on cash and cash equivalents and debt in hyperinflationary economies are netted against interest income and expense and are not shown in the amounts below.

----------------------------------------------------------
                                        Gains (Losses)
(In millions)                       1995    1994    1993
----------------------------------------------------------
Cash and cash equivalents          $ 8.5   $(4.0)  $ (6.6)
Debt                                (3.1)   (5.9)     7.7
Other working capital                2.1     4.0    (24.1)
Property, plant & equipment, net    15.1    12.7    (33.3)
Investments                         (3.6)    4.4      6.4
Other                               (6.7)   (6.6)     3.2
----------------------------------------------------------
                                   $12.3   $ 4.6   $(46.7)
==========================================================
Foreign currency
 translation adjustment            $12.1   $ 15.7  $(45.7)
Gain (loss) in income                0.2    (11.1)   (1.0)
----------------------------------------------------------
                                   $12.3   $  4.6  $(46.7)
==========================================================

Note  6  Financial Instruments

Fair value disclosures. The carrying amounts of cash and cash equivalents, trade receivables, other current assets, accounts payable and amounts included in investments and accruals meeting the definition of a financial instrument approximate fair value. The carrying value and related estimated fair values for the company's remaining financial instruments are as follows:

----------------------------------------------------------
                                         December 31, 1995
----------------------------------------------------------
(In millions)                         Carrying   Estimated
                                       Amount   Fair Value
----------------------------------------------------------
Assets
----------------------------------------------------------
Foreign exchange forward contracts    $      -    $      -
Foreign currency swap agreements      $      -    $   (1.8)
----------------------------------------------------------
Liabilities
----------------------------------------------------------
Total debt                            $1,425.0    $1,447.6
==========================================================

  Fair values of debt have been determined through a combination of management estimates and information obtained from independent third parties using market data, such as bid/ask spreads, available on the last business day of the year. Fair values relating to derivative financial instruments reflect the estimated amounts that the company would receive or pay to terminate the contracts at the reporting date based on quoted market prices of comparable contracts as of December 31, 1995.

  Derivative financial instruments. The company uses derivative financial instruments selectively to offset exposure to market risks arising from changes in foreign exchange rates and interest rates. Derivative financial instruments currently utilized by the company primarily include foreign currency forward contracts and foreign currency swap contracts.

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

  The company has entered into foreign currency swap agreements allowing the company to swap fixed-rate British pound denominated borrowings for floating rate dollar amounts. These swap agreements give the company access to additional sources of financing while limiting both foreign exchange risk and exposure to floating interest rates on U.S. borrowings.

  As of December 31, 1995 and 1994, the company had approximately $318 million and $149 million, respectively, of outstanding foreign exchange and foreign currency swap contracts in which foreign currencies (primarily Belgium franc, British pound and Singapore dollar) were purchased, and approximately $459 million and $312 million, respectively, of outstanding foreign exchange and foreign currency swap contracts in which foreign currencies (primarily Canadian dollar, German mark, French franc, and Japanese yen) were sold.

  Cross-currency contracts at December 31, 1995 and December 31, 1994 were not significant. Such contracts provide for the exchange of certain European currencies.

  Foreign exchange contracts mature at the anticipated cash requirement date of the hedged transaction, generally within one year, except for the sale and purchase of $82 million of British pounds, which mature annually through 2001, and the sale of $13 million of Japanese yen with various maturities through 2003.

  At December 31, 1995, the company had not hedged any significant firm sales or purchase commitments that qualify for hedge accounting. The majority of outstanding hedges relate to receivables, payables and intercompany transactions. Unrealized gains and losses on hedges of anticipated transactions are included in net income.


Note  7  Property, Plant and Equipment

Property, plant and equipment consists of the following:
----------------------------------------------------------------
                                                December 31
----------------------------------------------------------------
(In millions)                                1995         1994
----------------------------------------------------------------
Land and land improvements                 $  290.6     $  275.7
Buildings                                     553.5        510.1
Machinery and equipment                     2,953.7      2,894.6
Construction in progress                      373.4        217.1
----------------------------------------------------------------
Total cost                                  4,171.2      3,897.5
Accumulated depreciation                    2,341.6      2,360.1
----------------------------------------------------------------
Net property, plant and equipment          $1,829.6     $1,537.4
================================================================

  Depreciation expense was $232.8 million, $220.5 million and $222.4 million in 1995, 1994 and 1993, respectively.

Note  8  Debt

Long-term debt. Long-term debt consists of the following:
-------------------------------------------------------------------
                                                    December 31
-------------------------------------------------------------------
(In millions)                                     1995        1994
-------------------------------------------------------------------
Revolving credit facility, effective rate
 (1995-6.5%; 1994-6.1%)/(1)/                    $   95.0     $ 85.0
Commercial paper, effective rate
 (1995-5.9%)/(2)/                                  155.0          -
Uncommitted facilities, effective rate
 (1995-6.1%; 1994-4.5%)/(2)/                           -       76.0
Notes payable to banks, various rates,
 due 1996 to 2042                                   49.6       75.3
Pollution control and industrial
 revenue bonds, 3.8% to 7.1%,
 due 1997 to 2024                                  178.9      181.2
Senior debt, 8-3/4%, due 1999,
 less unamortized discount (1995-$0.5;
 1994-$0.7), effective rate 8.8%                   249.5      249.3
Senior debt, 6-3/8%, due 2003,
 less unamortized discount (1995-$0.9;
 1994-$1.0), effective rate 6.4%                   199.1      199.0
Exchangeable senior subordinated
 debentures, 6-3/4%, due 2005                       75.0       75.0
Other                                                2.1        1.7
-------------------------------------------------------------------
Total                                            1,004.2      942.5
Less current portion                                29.8       41.3
-------------------------------------------------------------------
Long-term portion                               $  974.4     $901.2
===================================================================

(1) The effective rate on the revolving credit facility is based on average balances outstanding during the year and includes facility fees.
(2) The effective rate is based on average balances outstanding during the year.

  In December 1994, the company entered into a $250 million, five-year non-amortizing revolving credit agreement and a $250 million, 364-day non-amortizing revolving credit agreement, which was amended in December 1995 to extend the maturity date to December 1996. These agreements replaced the company's previous credit agreements and provide the company with $500 million in committed credit facilities. At December 31, 1995, no amounts were outstanding under the 364-day revolving credit agreement. Among other restrictions, the credit agreements contain covenants relating to dividends, liens, consolidated net worth and cash flow coverage and leverage ratios (as defined in the agreements). The company is in compliance with all financial debt covenants.

 In November 1995, the company entered into a commercial paper program supported by the committed facilities. Committed credit available under the revolving credit facilities provides management with the ability to refinance a portion of its debt on a long-term basis and, as it is management's intent to do so, $155 million of the total $274.8 million in outstanding commercial paper has been classified as long-term debt at December 31, 1995.

 In June 1994 and September 1994, the company borrowed $45 million at 7.0% interest and $45 million at 6.9% interest, respectively, maturing in 2024, from the proceeds of Sweetwater County, Wyoming's Solid Waste Disposal Revenue Bonds. Proceeds of $13.0 million and $64.0 million at December 31, 1995 and 1994, respectively, from these bonds are included in investments and are being used to fund a soda ash business capital project.

  During 1993, with funds obtained through its revolving credit agreement, the company repurchased debt with an aggregate face value of $706 million, less unamortized discount of $481 million. As a result of the write-off of related unamortized debt issue costs, as well as other costs and expenses incurred, the company recognized an extraordinary charge of $4.7 million, net of tax benefits of $2.7 million.

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

  Aggregate maturities and sinking fund requirements over the next five years are (in millions): 1996--$29.8, 1997--$22.5, 1998--$20.7, 1999--$523.7,
2000--$18.7, and thereafter--$388.8.

  Short-term debt and compensating balance agreements. At December 31, 1995, components of short-term debt were commercial paper borrowings, advances under uncommitted facilities and foreign short-term borrowings.

 In November 1995, the company commenced a short-term commercial paper program, providing for the issuance of up to $500 million in aggregate maturity value of commercial paper at any given time. Fourteen-day to 30-day commercial paper with an aggregate maturity value of $274.8 million and an effective interest rate of 5.9 percent was outstanding at December 31, 1995, the proceeds of which were used to retire other short-term borrowings. As described above, $155 million of the outstanding balance at December 31, 1995 was classified as long-term debt.

  Advances under uncommitted facilities were $201 million and $76 million in 1995 and 1994, respectively. In 1994, committed credit available under the revolving credit facility provided management with the ability to refinance this debt on a long-term basis and, therefore, the entire $76 million of advances was classified as long-term debt. In 1995, the advances under uncommitted facilities were classified as short-term debt.

  FMC maintains informal credit arrangements in many foreign countries. Foreign lines of credit, which usually include overdraft facilities, typically do not require the maintenance of compensating balances, as credit extension is not guaranteed but is subject to the availability of funds. Outstanding foreign short-term borrowings totaled $100 million and $66.9 million at December 31, 1995 and 1994, respectively. The weighted average interest rates on outstanding foreign short-term borrowings at December 31, 1995 and 1994 were 12.1% and 8.2%, respectively. The average interest rates have been adjusted for currency devaluation associated with borrowing in hyperinflationary countries.

Note  9  Income taxes

Domestic and foreign components of income (loss) before income taxes are shown below:

----------------------------------------------
                        Year ended December 31
----------------------------------------------
(In millions)            1995     1994    1993
----------------------------------------------
Domestic               $137.2   $173.1  $(17.2)
Foreign                 109.7     79.2    55.0
----------------------------------------------
Total                  $246.9   $252.3  $ 37.8
==============================================

  The provision (benefit) for income taxes consists of:

----------------------------------------------
                        Year ended December 31
----------------------------------------------
(In millions)            1995     1994    1993
----------------------------------------------
Current:
 Federal               $ 19.5   $ 24.7  $ 23.7
 Foreign                 14.4     21.6     8.3
 State and local          1.1      2.3     3.7
----------------------------------------------
Total current            35.0     48.6    35.7
Deferred                 (3.7)    30.3   (38.9)
----------------------------------------------
Total income taxes     $ 31.3   $ 78.9  $ (3.2)
==============================================

  Total income tax provisions (benefits) for the years ended December 31 were allocated as follows:

---------------------------------------------------------------
(In millions)                                      1995    1994
---------------------------------------------------------------
Net income                                       $ 31.3  $ 78.9
Items charged directly to stockholders'
 equity                                            (3.7)   (2.9)
----------------------------------------------------------------
Income tax expense                               $ 27.6  $ 76.0
===============================================================

  Significant components of the deferred income tax provision (benefit) attributable to income before income taxes are as follows:

---------------------------------------------------------------
(In millions)                                      1995    1994
---------------------------------------------------------------
Deferred tax (exclusive of the effects of
 other components listed below)                  $ (7.4) $ 28.5
Increase in the valuation allowance
 for deferred tax assets                            3.7     1.8
---------------------------------------------------------------
Deferred income tax expense (benefit)            $ (3.7) $ 30.3
===============================================================

  Significant components of the company's deferred tax assets and liabilities as of December 31 are as follows:

---------------------------------------------------------------
(In millions)                                      1995    1994
---------------------------------------------------------------
Accrued pension and other postretirement
 benefits                                        $109.9  $119.2
Reserves for discontinued operations
 and restructuring                                105.4    94.0
Other reserves                                    107.2   111.1
Net operating loss carryforwards                   33.0    25.0
Alternative minimum tax credit carryforwards       51.0    31.8
Capitalized research and development
 costs                                             (6.5)   (2.3)
Other                                              22.4    16.8
---------------------------------------------------------------
Deferred tax assets                               422.4   395.6
Valuation allowance                               (42.8)  (39.1)
---------------------------------------------------------------
Deferred tax assets, net of valuation
 allowance                                       $379.6  $356.5
===============================================================
Property, plant and equipment                    $204.3  $170.2
Other                                               5.7     5.5
---------------------------------------------------------------
Deferred tax liabilities                         $210.0  $175.7
===============================================================
Net deferred tax assets                          $169.6  $180.8
===============================================================

  As of December 31, 1995, the company has prepaid $51.0 million of alternative minimum tax. These prepayments represent credits that are available in future years to offset regular taxes to the extent regular taxes exceed alternative minimum tax.

  The effective income tax rate applicable to income before income taxes is less than the statutory U.S. federal income tax rate due to the various factors listed in the following table:

--------------------------------------------------------------------------
(Percent of income
before income taxes)                                Year ended December 31
--------------------------------------------------------------------------
                                                        1995   1994   1993
--------------------------------------------------------------------------
Statutory U.S. tax rate                                   35%    35%    35%
--------------------------------------------------------------------------
Net increase (decrease):
Foreign sales corporation income not
 subject to U.S. tax                                      (3)    (3)   (30)
Percentage depletion                                      (5)    (6)   (51)
State and local income taxes, less
 federal income tax benefit                                1      3     (6)
Foreign earnings subject to different
 tax rates                                                (2)    (1)   (15)
Tax on intercompany dividends
 and deemed dividends for
 tax purposes                                              2      3     54
Sale of a minority interest
 in FMC Wyoming not taxed                                (15)     -      -
Adjustment to deferred tax
 assets for enacted changes
 in tax rates                                              -      -    (13)
Equity in earnings of affiliates
 not taxed                                                (2)    (2)    (9)
Minority interest on FMC Gold
 restructuring charge                                      -      -    (11)
Change in valuation allowance                              -      -     44
Other                                                      2      2     (6)
--------------------------------------------------------------------------
Total decrease                                           (22)    (4)   (43)
--------------------------------------------------------------------------
Effective tax rate                                        13%    31%    (8)%
============================================================================

  FMC's federal income tax returns for years through 1989 have been examined by the Internal Revenue Service and have been settled. Management believes that adequate provision for income taxes has been made for the open years 1990 and after. Income taxes have not been provided for the equity in undistributed earnings of foreign consolidated subsidiaries ($367.2 million and $299.7 million at December 31, 1995 and 1994, respectively) or unconsolidated subsidiaries and affiliates ($49.5 million and $53.4 million at December 31, 1995 and 1994, respectively). Restrictions on the distribution of these earnings are not significant. Foreign earnings taxable to the company as dividends were $24.3 million, $66.2 million and $131.0 million in 1995, 1994 and 1993, respectively.

Note  10  Incentive Compensation Plans

The 1995 Management Incentive Plan (the Incentive Plan) and the 1995 Stock Option Plan (the Option Plan)(approved by the stockholders on April 21, 1995) provide certain incentives and awards to key employees. The plans are administered by the Compensation and Organization Committee of the Board of Directors (the Committee) which, subject to the provisions of the plans, reviews and approves financial targets, times and conditions for payment.

  The Incentive Plan provides for the grant of multi-year incentive awards payable partly in cash and partly in stock. The Option Plan (and its predecessor plans) provide for regular grants of stock options which may be incentive and/or nonqualified stock options. The exercise price for options is not less than the fair market value of the stock at the date of grant. Options are exercisable at the time designated by the Committee in the option (four years for grants prior to 1995). Incentive options expire not later than 10 years from grant date. Nonqualified options expire not later than 15 years from the grant date (10 years for grants prior to 1990), although the Committee may extend the expiration date of any nonqualified stock option upon such terms and conditions as the Committee shall determine.

  Under the plans adopted in 1995, 3 million shares became available for awards and options granted in 1995 and later years. These shares are in addition to the 384,250 shares remaining from the 1990 plan. Cancellation (through expiration, forfeiture or otherwise) of outstanding awards and options granted after 1989 increases the shares available for future awards or grants. At December 31, 1995, 3,001,950 shares were available for future use under these plans.

 The following summary shows stock option activity for the two years ended December 31, 1995:

------------------------------------------------------------------------
                              Shares optioned
(In thousands, except                 but not            Option price
per share data)                     exercised            per share
------------------------------------------------------------------------
December 31, 1993                       2,466            $10.43-$46.375
Granted                                   851            $46.25
Exercised                                (340)           $10.43-$31.25
Cancelled                                 (89)           $29.50-$46.375
------------------------------------------------------------------------
December 31, 1994                       2,888            $17.625-$46.375
Granted                                   372            $46.25-$79.00
Exercised                                (210)           $17.625-$31.125
Cancelled                                 (66)           $29.50-$59.625
------------------------------------------------------------------------
December 31, 1995                       2,984            $17.625-$79.00
========================================================================

  At December 31, 1995, 1,091,767 of the optioned shares are exercisable at prices ranging from $17.625 to $31.125 per share, with expiration dates from July 8, 1996 to January 9, 2006. On January 2, 1996, an additional 562,700 shares became exercisable at a price of $46.375 with an expiration date of March 12, 2007.

  In April 1987, the stockholders approved the FMC Deferred Stock Plan for Nonemployee Directors. Under this plan, a portion of the annual retainer for these directors will be deferred and paid in the form of shares of common stock upon retirement or other termination of their directorships. At December 31, 1995, stock units representing an aggregate of 16,130 shares of stock were credited to the nonemployee directors' accounts.

Note 11 Stockholders' Equity

The following is a summary of FMC's capital stock activity over the past three years:

-----------------------------------------------------------
                                        Common   Treasury
(In thousands)                           stock     stock
-----------------------------------------------------------
Balance December 31, 1992               36,159        286
Stock options exercised                    314
Stock repurchases                                       6
-----------------------------------------------------------
Balance December 31, 1993               36,473        292
Stock options exercised                    341
Stock repurchases                                       6
-----------------------------------------------------------
Balance December 31, 1994               36,814        298
Stock options exercised                    210          2
Stock repurchases
-----------------------------------------------------------
Balance December 31, 1995               37,024        300
===========================================================

  At December 31, 1995, 6,025,567 shares of unissued FMC common stock were reserved for stock options and awards.

  Covenants of the revolving credit facility agreement (Note 8) restrict aggregate payment of dividends on the company's common stock and contain minimum net worth and other requirements. No dividends are expected to be paid on the company's common stock in 1996.

  On February 22, 1986, the Board of Directors of the company declared a dividend distribution to each recordholder of common stock as of March 7, 1986, of one Preferred Share Purchase Right for each share of common stock outstanding on that date. Each right entitles the holder to purchase, under certain circumstances related to a change in control of the company, one one-hundredth of a share of Junior Participating Preferred Stock, Series A, without par value, at a price of $300 per share (subject to adjustment), subject to the terms and conditions of a Rights Agreement dated February 22, 1986 as amended through February 9, 1996. The rights expire on March 7, 2006, unless redeemed by the company at an earlier date. The redemption price of $.05 per right is subject to adjustment to reflect stock splits, stock dividends or similar transactions. The company has reserved 400,000 shares of Junior Participating Preferred Stock for possible issuance under the plan.

Note  12  Retirement plans

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

  As a result of acquisitions (described in Note 2), the 1995 net pension cost and plan funded amounts include salaried and hourly retirement plans of Moorco International Inc. and Jetway Systems. Beginning in 1994, net pension benefit and plan funded pension amounts include salaried and hourly retirement plans contributed by Harsco Corporation as part of a limited partnership agreement between FMC's Defense Systems Group and Harsco's BMY Combat Systems Division.

  The following table summarizes the assumptions used and the components of the domestic net cost (benefit):

--------------------------------------------------------------------
                                              Year ended December 31
Assumptions:                              1995       1994       1993
--------------------------------------------------------------------
Weighted average discount rate             8.0%       8.0%       8.0%
Rates of increase in future
 compensation levels                       5.0%       5.0%       5.0%
Weighted average expected
 long-term asset return                    9.3%       9.3%       9.3%
--------------------------------------------------------------------
Components (in millions):
--------------------------------------------------------------------
Service cost of benefits earned        $  25.0     $ 25.5    $  22.6
Interest cost on projected benefit
 obligation                               60.2       55.5       50.2
Actual return on plan assets--
 investment (gains) losses              (210.5)       2.6     (105.9)
Net amortization and deferral:
 Net transition asset
  amortization                           (23.7)     (23.7)     (23.0)
 Prior service cost
  amortization                             5.0        5.2        3.9
 Net gain amortization                     3.1       (2.3)      (1.9)
 Net asset gain (loss)
  deferred                               143.1      (72.8)      46.5
--------------------------------------------------------------------
Net pension (benefit) cost             $   2.2     $(10.0)   $  (7.6)
====================================================================

  During 1994 and 1995, FMC continued implementing programs to reorganize functional support staffs across the corporation and to consolidate and downsize various operations within the Industrial Chemicals and Machinery and Equipment segments. Voluntary incentive benefit packages which either eliminated or reduced early retirement penalties were offered to salaried and non-union hourly employees whose age and service qualified them for the program. In addition to the voluntary program, early retirement penalties were adjusted for certain employees affected by the company's restructuring, downsizing or consolidation activities.

  Net pension (benefit) cost for 1995 and 1994 includes charges of $4.7 million and $2.4 million, respectively, related to these programs. In addition, $6.2 million of special termination benefits (early retirement incentives) were accrued for as part of the 1993 restructuring charge and are included in accrued pension cost.

  The funded status of the plans and accrued pension cost recognized in the company's consolidated financial statements as of December 31 are as follows:

-----------------------------------------------------------------------
(In millions)                                            1995      1994
-----------------------------------------------------------------------
Actuarial present value of benefits for
 service rendered to date:
 Accumulated benefit obligation based
  on salaries to date, including vested
  benefits of $663.8 in 1995 and
  $581.8 in 1994                                      $(708.3)  $(611.6)
 Additional benefits based on
  estimated future salary levels                       (117.6)   (145.4)
-----------------------------------------------------------------------
Projected benefit obligation                           (825.9)   (757.0)
Plan assets at fair value(1)                            920.4     727.4
-----------------------------------------------------------------------
Projected benefit obligation (in excess of)
 or less than plan assets                                94.5     (29.6)
Unrecognized net (gain) loss                            (94.5)     55.7
Unrecognized prior service cost                          20.7      25.5
Unrecognized net transition asset                      (126.0)   (149.6)
-----------------------------------------------------------------------
Accrued pension cost                                  $(105.3)  $ (98.0)
=======================================================================

(1) Primarily equities, bonds and participating annuities.

  The financial impact of compliance with SFAS No. 87 for non-U.S. pension plans is not materially different from the locally reported pension expense. The cost of providing those pension benefits for foreign employees was $8.6 million in 1995, $6.3 million in 1994 and $6.7 million in 1993.

  Employees' Thrift and Stock Purchase Plans. The FMC Employees' Thrift and Stock Purchase Plan is a qualified salary-reduction plan under Section 401(k) of the Internal Revenue Code in which all salaried and non-union hourly employees of the company may participate by contributing a portion of their compensation. The company matches contributions up to specified percentages of each employee's compensation depending on profits and fund elections. In addition, the company also matched the contributions in the UDLP Salaried Employees' Plan, the UDLP York Plan and the Moorco International Savings Plan, which have provisions similar to the FMC plan. Charges against income for FMC's matching contributions, net of forfeitures, were $20.3 million in 1995, $18.8 million in 1994 and $17.1 million in 1993.

Note 13  Postretirement Health Care and
         Life Insurance Benefits

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

  The company funds a trust for retiree health and life benefits for the Defense Systems segment. Funding is based on amounts in negotiated government defense contracts, in conformity with Federal Cost Accounting Standards.

  The effect of 1995 and 1994 business combinations on the company's net periodic postretirement benefit or cost and on accrued postretirement benefits was not significant.

  For measurement purposes, the assumed rate of future increases in per capita cost of health care benefits was 10 percent in 1995 and 1994, decreasing gradually to 6 percent by the year 2001 and assumed to remain at that level thereafter. The health care cost trend rate assumption has a significant effect on amounts recorded. Increasing the health care cost trend rates by one percentage point would increase the accumulated postretirement benefit obligation by approximately $9.9 million and would increase annual service and interest costs by $1.0 million.

  The following table summarizes the assumptions used and the components of net periodic postretirement benefit cost:

-----------------------------------------------------------------------
                                                 Year ended December 31
-----------------------------------------------------------------------
Assumptions:                               1995        1994        1993
Weighted average discount rate              8.0%        8.0%        8.0%
Weighted average expected
 long-term asset return                     9.0%        9.0%        9.0%
-----------------------------------------------------------------------
Components (in millions):
-----------------------------------------------------------------------
Service cost of benefits earned          $  4.2       $ 4.2       $ 4.7
Interest cost on accumulated
 postretirement benefit
 obligation                                13.5        13.3        14.3
Actual return on plan assets-
 investment (gain) losses                  (4.5)        0.4        (1.2)
Net amortization and deferral:
 Plan amendment amortization              (15.2)       (7.7)       (6.1)
 Net gain amortization                     (0.6)       (0.6)          -
 Net asset gain (loss) deferred             2.1        (2.5)       (0.3)
-----------------------------------------------------------------------

Net periodic postretirement
 (benefit) cost                          $ (0.5)       $7.1       $11.4
=======================================================================

  The accrued postretirement benefits recognized in the company's consolidated financial statements and the funded status of the plan as of December 31 are as follows:

-------------------------------------------------------------
(In millions)                                 1995      1994
-------------------------------------------------------------
Accumulated postretirement
  benefit obligation (APBO):
 Retirees                                   $ (98.4)  $(110.4)
 Fully eligible active participants           (24.0)    (24.5)
 Other active participants                    (59.1)    (53.8)
-------------------------------------------------------------
APBO                                         (181.5)   (188.7)
Plan assets at fair value(1)                   32.2      24.5
-------------------------------------------------------------
APBO obligation in excess of plan assets     (149.3)   (164.2)
Unamortized plan amendments                   (58.0)    (62.8)
Unrecognized net gain                          (8.4)     (4.3)
-------------------------------------------------------------
Accrued postretirement benefits             $(215.7)  $(231.3)
=============================================================

(1) Primarily equities and fixed income securities

  As part of restructuring and downsizing, the company recognized a one-time curtailment gain of $7.6 million in 1995 which is included in plan amendment amortization ($7.0 million) and in net gain amortization ($0.6 million).

Note 14  Environmental

FMC is subject to various federal, state and local environmental laws and regulations that govern emissions of air pollutants, discharges of water pollutants, and the manufacture, storage, handling and disposal of hazardous substances, hazardous wastes and other toxic materials. The most significant environmental liabilities of the company consist of obligations relating to the remediation and/or study of sites at which the company is alleged to have disposed of hazardous substances. In particular, the company is subject to liabilities arising under CERCLA and similar state laws that impose responsibility on persons who arranged for the disposal of hazardous substances and on current and previous owners and operators of a facility for the clean up of hazardous substances released from the facility into the environment. In addition, the company is subject to liabilities under the corrective action provisions of the Resource Conservation and Recovery Act ("RCRA") and analogous state laws that require owners and operators of facilities that treat, store or dispose of hazardous waste to clean up releases of hazardous waste constituents into the environment associated with past or present practices. The company has been named a PRP at 33 sites on the government's National Priority List. In addition, the company also has received notice from the EPA or other regulatory agencies that the company may be a PRP, or PRP equivalent, at other sites, including 27 sites at which the company has determined that it has a reasonably possible environmental liability. The company, in cooperation with appropriate government agencies, is currently participating in, or has participated in, RI/FS or their equivalent at most of the identified sites, with the status of each investigation varying from site to site. At certain sites, RI/FS have just begun, providing limited information, if any, relating to cost estimates, timing, or the involvement of other PRPs; whereas, at other sites, the studies are complete, remedial action plans have been chosen, or Records of Decision have been issued.

  At December 31, 1995 and 1994, reserves were provided for potential environmental obligations which management considers probable and for which a reasonable estimate of the obligation could be made. Accordingly, reserves of $302 million and $229 million, before recoveries, have been provided at December 31, 1995 and December 31, 1994, respectively, of which $132 million and $142 million are included in the reserve for discontinued operations at December 31, 1995 and December 31, 1994, respectively. The company's total environmental reserves include approximately $270 million and $183 million for remediation activities and $32 million and $46 million for remedial investigation/feasibility study costs at December 31, 1995 and December 31, 1994, respectively. In addition, the company has estimated reasonably possible environmental loss contingencies may exceed amounts accrued by as much as $150 million.

  The EPA issued a draft risk assessment on August 17, 1995 for the Eastern Michaud Flats Superfund site, which includes FMC's Pocatello phosphorus facility, identifying potential risks from contamination potentially associated with FMC. Release of the Risk Assessment allowed FMC to complete a draft of the Remedial Investigation documenting the nature and extent of contamination from the site. The company submitted its draft Remedial Investigation to the EPA on September 28, 1995. FMC added $58 million in the third quarter of 1995 to its existing reserves of approximately $22 million for future environmental remediation costs at the Eastern Michaud Flats site. In addition, $25 million was provided during the third quarter of 1995 related to other sites where additional information became available which indicated the need for increased accruals.

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

  To ensure FMC is held responsible only for its equitable share of site remediation costs, FMC has initiated, and will continue to initiate, legal proceedings for contributions from other PRPs, and for a determination of coverage against its comprehensive general liability insurance carriers. The Supreme Court of California has determined that FMC's clean-up costs are insured damages under its liability insurance policies, subject to a determination of the application of certain policy exclusions and conditions. Approximately $140 million of recoveries ($56 million as other assets and $84 million as an offset to the reserve for discontinued operations) and approximately $123 million of recoveries ($44 million as other assets and $79 million as an offset to the reserve for discontinued operations), have been recorded as probable realization on claims against insurance companies and other third parties at December 31, 1995 and 1994, respectively. The substantial majority of recorded assets related to recoveries from PRPs are associated with existing contractual arrangements with U.S government agencies.

  Regarding current operating sites, the company spent approximately $22 million, $20 million and $16 million for the years 1995, 1994 and 1993, respectively, on capital projects relating to environmental control facilities, and expects to spend additional capital of approximately $16 million and $21 million in 1996 and 1997, respectively. Additionally, in 1995, 1994, and 1993, FMC spent approximately $58 million, $55 million and $63 million, respectively, for environmental compliance costs.

  Regarding current operating, previously operated and other sites for the years 1995, 1994 and 1993, FMC charged approximately $14 million, $18 million and $17 million, respectively, against established reserves for remediation spending, and charged approximately $12 million, $13 million and $10 million, respectively, against reserves for spending on RI/FS. Recoveries from third parties of approximately $5 million, $5 million and $7 million, respectively, were received in 1995, 1994 and 1993. FMC anticipates that the expenditures for current operating, previously operated and other sites will continue to be significant for the foreseeable future.

Note 15  Commitments and Contingent Liabilities

FMC leases office space, plants and facilities, and various types of manufacturing, data processing and transportation equipment. Capital leases are not significant. Total rent expense under operating leases amounted to $64.1 million, $64.1 million and $60 million in 1995, 1994 and 1993, respectively. Minimum future rentals under noncancellable leases aggregated approximately $314 million as of December 31, 1995 and are estimated to be payable as follows: $44 million in 1996, $39 million in 1997, $35 million in 1998, $31 million in 1999, $30 million in 2000 and $135 million thereafter. The real estate leases generally provide for payment of property taxes, insurance and repairs by FMC.

  In September 1995, FMC Gold Company, an 80-percent-owned subsidiary of FMC, announced that it had engaged the investment banking firm of Wood Gundy Inc., Toronto, to act as its financial advisor in connection with the possible sale of FMC Gold Company. On February 9, 1996, FMC Gold Company determined that it will augment its previously announced sale process to include a range of options based on current gold equity market conditions and interest in individual properties. FMC Gold Company is retaining J. P. Morgan & Co., Inc. to join Wood Gundy Inc. as financial advisors for this process. At this time, there can be no assurance as to whether any transaction will result from FMC Gold Company's work with Wood Gundy and J.P. Morgan & Co., Inc. or as to the value, timing or structure of any such transaction. FMC Gold Company management's decisions with respect to the value or structure of a potential sale could have a material impact on the valuation of FMC Gold Company and its assets.

  In 1994, a lawsuit was filed against the National Marine Fisheries Service ("NMFS") and other federal agencies for violation of the Endangered Species Act (the "Act") alleging that NMFS' biological opinion relating to FMC Gold Company's Beartrack property failed to satisfy the requirements of the Act. On November 9, 1995, the court ordered the federal agencies to reinitiate consultation under Section 7 of the Act on the potential environmental impacts of the Beartrack mine on endangered salmon or the designated critical habitat for salmon. The plaintiffs did not seek, and the court did not impose, any injunction or other restriction on the operation of the Beartrack mine pending completion of such consultation. If the consulting agencies were to determine that an activity associated with the Beartrack mine would jeopardize and/or adversely modify or destroy designated critical habitat, such activities could be required to cease pending completion of consultation. Under the Act's regulations, consultation must be completed within 135 days of initiation. The company continues to believe that operation of the Beartrack mine will not jeopardize endangered salmon or the critical habitat and that, upon completion of consultation, the agencies will agree with the company's position.

  The company also has certain other contingent liabilities resulting from litigation, claims, performance guarantees, and other commitments incident to the ordinary course of business. Management believes that the probable resolution of such contingencies will not materially affect the financial position or results of operations of FMC.

Independent Auditors' Report


The Board of Directors and Stockholders,
FMC Corporation:

We have audited the accompanying consolidated balance sheets of FMC Corporation and consolidated subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income, cash flows and changes in stockholders' equity for each of the years in the three-year period ended December 31, 1995. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. With respect to information as of and for the years ended December 31, 1995 and 1994, we did not audit the financial statements of United Defense, L.P., which statements reflect total assets constituting 13% and 13% and total revenues constituting 22% and 27% in 1995 and 1994, respectively, of the related consolidated totals. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for United Defense, L.P., is based solely on the report of the other auditors.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

  In our opinion, based upon our audits and the report of the other auditors, the accompanying consolidated financial statements referred to above present fairly, in all material respects, the financial position of FMC Corporation and consolidated subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1995 in conformity with generally accepted accounting principles.



KPMG Peat Marwick LLP
Chicago, Illinois
January 17, 1996



Management Report on Financial Statements

The consolidated financial statements and related information have been prepared by management, which is responsible for the integrity and objectivity of that information. Where appropriate, they reflect estimates based on judgments of management. The statements have been prepared in conformity with accounting principles generally accepted in the United States and are generally consistent with standards issued by the International Accounting Standards Committee. Financial information included elsewhere in this annual report is consistent with that contained in the consolidated financial statements.

  FMC maintains a system of internal control over financial reporting and over safeguarding of assets against unauthorized acquisition, use or disposition which is designed to provide reasonable assurance as to the reliability of financial records and the safeguarding of such assets. The system is maintained by the selection and training of qualified personnel, by establishing and communicating sound accounting and business policies, and by an internal auditing program that constantly evaluates the adequacy and effectiveness of such internal controls, policies and procedures.

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



Michael J. Callahan             Ronald D. Mambu
Executive Vice President        Vice President
and Chief Financial Officer     and Controller

Chicago, Illinois
January 17, 1996

Directors and Officers

Board of Directors

Robert N. Burt/1,5/
Chairman of the Board and
Chief Executive Officer

William W. Boeschenstein/2,3/
Retired Chairman of the Board and
Chief Executive Officer,
Owens-Corning Fiberglas Corporation

Larry D. Brady/4/
President

B. A. Bridgewater, Jr./1,3,5/
Chairman of the Board,
President and Chief Executive Officer,
Brown Group, Inc.

Patricia A. Buffler/3,4/
Dean, Professor of Epidemiology,
School of Public Health,
University of California, Berkeley

Albert J. Costello/2/
Chairman, President and
Chief Executive Officer,
W.R. Grace &Co.

Paul L. Davies, Jr./1,2/
President,
Lakeside Corporation, a private real estate investment company

Jean A. Francois-Poncet/4/
Member of the French Senate

Pehr G. Gyllenhammar/3/
Senior Adviser,
Lazard Freres & Co., Inc.,
former Managing Director and
Chief Executive Officer,
AB Volvo

Robert H. Malott/1,5/
Chairman of the Executive Committee;
Retired Chairman of the Board and
Chief Executive Officer,
FMC Corporation

Edward C. Meyer/1,4,5/
Chairman,
GRC International, Inc.,
former Chief of Staff,
United States Army

William F. Reilly/2,3/
Chairman and Chief Executive Officer,
K-III Communications Corporation

James R. Thompson/4,5/
Former Governor of Illinois;
Chairman, Chairman of the Executive Committee and Partner,
Law Firm of Winston & Strawn

Clayton Yeutter/3,4/
Of Counsel, Hogan & Hartson,
former U.S. Trade Representative,
and former Secretary,
U.S. Department of Agriculture

-----------------------------------------------
/1/ Executive Committee
/2/ Compensation and Organization Committee
/3/ Audit Committee
/4/ Public Policy Committee
/5/ Nominating and Board Procedures Committee

Officers

Robert N. Burt*
Chairman of the Board and
Chief Executive Officer

Larry D. Brady*
President

William F. Beck*
Executive Vice President

Michael J. Callahan*
Executive Vice President and
Chief Financial Officer

William J. Kirby*
Senior Vice President

Patrick J. Head*
Vice President and
General Counsel

Alfredo Bernad
Vice President;
President, FMC Europe

Patricia D. Brozowski
Vice President
Communications

Charles H. Cannon, Jr.*
Vice President;
General Manager
Food Machinery Group

Robert L. Day
Corporate Secretary and
Assistant General Counsel

Robert J. Fields
Vice President
Environment, Health, Safety
and Toxicology

W. Reginald Hall*
Vice President;
General Manager
Specialty Chemicals Group

Robert I. Harries*
Vice President;
General Manager
Chemical Products Group

Ronald D. Mambu*
Vice President and
Controller

James A. McClung*
Vice President
Worldwide Marketing

Michael W. Murray
Vice President
Human Resources

Joseph H. Netherland*
Vice President;
General Manager
Energy and Transportation
Equipment Group

Thomas W. Rabaut*
Vice President;
President and
Chief Executive Officer
United Defense, L.P.

Harold S. Russell
Vice President
Government Affairs

William H. Schumann*
Vice President;
General Manager
Agricultural Products Group

Peter E. Weber
Vice President;
President
FMC Latin America/
Middle East/Africa

William J. Wheeler*
Vice President;
President
FMC Asia-Pacific


*Executive Officer

Ten-Year Financial Summary
================================================================================
(In millions, except per share,
 employee and stockholder data)                 1995      1994     1993
--------------------------------------------------------------------------------
Summary of earnings
--------------------------------------------------------------------------------
Total revenue                               $4,566.6   4,051.3  3,788.9
--------------------------------------------------------------------------------
Restructuring and other
 charges/(1)/                               $  150.0         -    172.3
--------------------------------------------------------------------------------
Total costs and expenses/(1)/               $4,287.8   3,678.5  3,686.0
--------------------------------------------------------------------------------
Income from continuing
 operations before interest,
 minority interest, gain on sales of
 FMC Gold Company and
 FMC Wyoming stock and taxes/(1)/           $  278.8     372.8    102.9
--------------------------------------------------------------------------------
Gain on sale of FMC Wyoming
 Corporation stock                          $   99.7         -        -
--------------------------------------------------------------------------------
Gain on sale of FMC Gold
 Company stock                              $      -         -        -
--------------------------------------------------------------------------------
Income from continuing
 operations before income
 taxes/(1)(2)/                              $  246.9     252.3     37.8
Provision (benefit) for income
 taxes                                          31.3      78.9     (3.2)
--------------------------------------------------------------------------------
Income from continuing
 operations/(3)/                               215.6     173.4     41.0
Discontinued operations, net of
 taxes                                             -         -        -
--------------------------------------------------------------------------------
Income before extraordinary
 items and cumulative
 effect of change in accounting
  principle/(3)/                               215.6     173.4     41.0
Extraordinary items, net of
 taxes                                             -         -     (4.7)
Cumulative effect of change in
 accounting principle, net of
 taxes                                             -         -        -
--------------------------------------------------------------------------------
Net income (loss)/(3)/                      $  215.6     173.4     36.3
--------------------------------------------------------------------------------
Total dividends                             $      -         -        -
--------------------------------------------------------------------------------
Share data
Average number of shares used
 in earnings per share
 computations (thousands)                     37,721    37,195   36,943
Earnings (loss) per share:
 Continuing operations/(3)/                 $   5.72      4.66     1.11
 Discontinued operations                           -         -        -
 Extraordinary items                               -         -    (0.13)
 Cumulative effect of change in
  accounting principle                             -         -        -
--------------------------------------------------------------------------------
Net income (loss)/(3)/                      $   5.72      4.66     0.98
--------------------------------------------------------------------------------
Financial position at year-end
Total assets                                $4,301.1   3,351.5  2,845.1
Long-term debt (less current
 portion)                                   $  974.4     901.2    749.9
Stockholders' equity (deficit)              $  653.4     416.5    216.9
Other data
Income from continuing
 operations as a return on
 investment                                     15.3%     17.2      7.8
Capital expenditures                        $  566.3     356.0    244.5
Provision for depreciation                  $  232.8     220.5    222.4
Employees at year-end                         22,164    21,344   20,696
Stockholders of record at
 year-end                                     11,844    12,438   13,180
--------------------------------------------------------------------------------

(1)Includes pretax restructuring and other charges of $134.5 million in 1995 and $172.3 million in 1993, and a write-off of acquired in-process research and development of $15.5 million in 1995.

(2)Includes a nontaxable gain on the sale of FMC Wyoming Corporation stock of $99.7 million in 1995 and a nontaxable gain on the sale of FMC Gold Company stock of $94.7 million in 1987.

(3)Includes after-tax restructuring and other charges, a write-off of acquired in-process research and development and a gain on the sale of FMC Wyoming Corporation stock of $3.5 million, net, after tax in 1995 ($0.09 per share); restructuring and other charges of $(123.3) million after tax in 1993 ($(3.34) per share); and a nontaxable gain on the sale of FMC Gold Company stock of $94.7 million in 1987 ($2.00 per share).
===============================================================================

========================================================================

         1992      1991      1990     1989      1988      1987      1986
------------------------------------------------------------------------

------------------------------------------------------------------------
      4,003.5   3,926.8   3,769.7  3,437.1   3,324.1   3,166.5   3,078.9
------------------------------------------------------------------------

            -         -         -        -         -         -         -
------------------------------------------------------------------------
      3,637.6   3,560.5   3,422.1  3,078.2   2,977.9   2,870.2   2,753.8
------------------------------------------------------------------------

        365.9     366.3     347.6    358.9     346.2     296.3     325.1
------------------------------------------------------------------------

            -         -         -        -         -         -         -
------------------------------------------------------------------------

            -         -         -        -         -      94.7         -
------------------------------------------------------------------------
        279.6     255.9     211.4    218.3     189.5     201.4     192.6
         87.0      82.8      56.1     61.5      60.3      10.2      40.1
------------------------------------------------------------------------
        192.6     173.1     155.3    156.8     129.2     191.2     152.5

        (73.2)        -         -        -         -         -         -
------------------------------------------------------------------------
        119.4     173.1     155.3    156.8     129.2     191.2     152.5

        (11.4)     (9.2)        -    (20.4)        -     (10.7)        -

       (183.7)        -         -        -         -         -         -
------------------------------------------------------------------------
        (75.7)    163.9     155.3    136.4     129.2     180.5     152.5
------------------------------------------------------------------------
            -         -         -        -         -         -      14.4
------------------------------------------------------------------------

       36,796    36,267    36,075   36,006    35,860    42,108    92,746

         5.23      4.77      4.30     4.35      3.60      4.54      1.64
        (1.99)        -         -        -         -         -         -
        (0.31)    (0.25)        -    (0.56)        -     (0.25)        -

        (4.99)        -         -        -         -         -         -
------------------------------------------------------------------------
        (2.06)     4.52      4.30     3.79      3.60      4.29      1.64
------------------------------------------------------------------------

      2,856.6   2,774.2   2,959.2  2,819.0   2,748.8   2,595.1   2,685.8

        843.6     929.0   1,158.6  1,325.6   1,468.0   1,380.2   1,787.3
        219.0     309.8     149.6    (70.6)   (223.6)   (343.2)   (506.6)


         20.6      18.4      17.9     19.1      18.8      16.1      15.8
        314.5     216.8     324.4    280.8     186.5     157.2     232.8
        235.0     224.9     211.2    197.8     199.3     200.5     192.1
       22,097    23,150    23,882   24,110    24,342    24,797    24,966

       14,487    14,959    17,451   18,151    19,155    20,231    21,203
------------------------------------------------------------------------


========================================================================

Major Operating Units

Performance Chemicals

Agricultural Products

Specialty Chemicals
Food Ingredients
Lithium
Pharmaceutical
Process Additives
BioProducts

Industrial Chemicals

Chemical Products
Alkali Chemicals
FMC Foret, S.A.
Peroxygen Chemicals
Phosphorus Chemicals

Machinery and Equipment

Energy and Transportation
 Equipment

Crosby Valve
Energy Transportation
 and Measurement
Petroleum Equipment
 and Systems
Smith Meter
SOFEC

Airport Products and Systems
Material Handling Systems

Food Machinery
Agricultural Machinery
Food Machinery Europe
Food Processing Systems
Packaging and Food Handling

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



Subsidiaries and Affiliates in Other Nations

Argentina
FMC Argentina, S.A.
Minera Del Altiplano, S.A.

Australia
FMC (Australia), Ltd.

Austria
FMC Chemikalien
 Handelsgesellschaft m.b.H.

Bangladesh
FMC International A.G.

Barbados
Moorco Foreign Sales Corp.
UD United Defense International
 Sales Corporation

Belgium
FMC Europe N.V.

Brazil
CBV Industria Mecanica, S.A.
Crosby Valve & Gage Participacoes
 Ltda.
FMC do Brasil, Ltda.
Jetway Systems Equipamentos
 Aeroportuarios Ltda.

Canada
FMC of Canada, Ltd.

Chile
FMC Corporation, Inc. Chile
 Limitada
Minera FMC Limitada

China
FMC Asia Pacific Inc.
FMC Hong Kong Limited
Fu Mei-Shi Crop Care Company, Ltd.
Huzhou FMC Chemical Company,
 Ltd.

Colombia
FMC Latino America, S.A.

Denmark
FMC A/S

Egypt
FMC International, A.G.

France
FMC Europe, S.A.
FMC Food Machinery, S.A.
FMC France S.A.
FMC Overseas, S.A.

Gabon
FMC Gabon, S.A.R.L.

Germany
FMC G.m.b.H.
Jetway Systems, G.m.b.H.
F.A. Sening G.m.b.H.
Smith Meter G.m.b.H.

Greece
FMC Hellas, EPE
FMC International, A.G.

Guatemala
FMC Guatemala, S.A.

Hong Kong
FMC Asia Pacific, Inc.
FMC Hong Kong Ltd.
Friendship Minerals and Chemicals,
 Ltd.

India
Moorco (India)Limited
FMC Asia Pacific, Inc.

Indonesia
FMC Hong Kong Limited
P.T. Bina Guna Kimia
P.T. FMC Santana Petroleum
 Equipment Indonesia

Ireland
FMC International, A.G.

Italy
FMC Food Machinery Italy, S.p.A.
FMC Packaging Machinery, S.p.A.

Japan
Asia Lithium Corporation
FMC Asia Pacific, Inc.
Honjo-FMC Energy Systems, Inc.
L.H. Company, Ltd.
Tokai Denka Kogyo, K.K.

Kenya
FMC International, A.G.

Korea
FMC International, A.G.
FMCKorea Limited
UDLP International, Inc.

Malaysia
Antah FMC Supplies
 and Services Sdn. Bhd.
FMC Petroleum Equipment
 (Malaysia) Sdn. Bhd.
UDLPInternational, Inc.

Mexico
Electro Quimica Mexicana, S.A. de C.V.
E.M.D., S.A. de C.V.
Fabricacion, Maquinaria y Ceras,
S. A. de C.V.
FMC Agroquimica de Mexico
S. de R.L. de C.V.
FMC Ingrediantes Alimenticios
Minera FMC S.A. de C.V.

Netherlands
FMC Fluid Control (Nederland)
 B.V.
FMC Industrial Chemicals
 (Netherlands), B.V.

Norway
Kongsberg Offshore, a.s.

Oman
FMC ETEG & Partners LLC

Pakistan
FMC International, S.A.
FMC United (Private) Ltd.

Philippines
FMC International, S.A.
Marine Colloids (Philippines) Inc.

Poland
FMC Corporation Poland

Russia
A/O FMC Overseas
A/O FMC Siberia Petroleum
 Equipment

Saudi Arabia
FMC Arabia

Singapore
Crosby Valve Pte. Ltd.
FMC Southeast Asia Pte., Ltd.

Spain
FMC Airline Equipment Europe,
 S.A.
FMC Spain, S.A.
FMC Foret, S.A.
Forel S.L.
Forsean, S.L.
Peroxidos Organicos, S.A.
Sibelco Espanola, S.A.
Valentin Herraiz, S.A.

Switzerland
FMC International, A.G.

Taiwan
UDLP International, Inc.

Thailand
Thai Peroxide Company, Ltd.

Turkey
FMC-Nurol Savunma Sanayii A.S.

Ukraine
FMC International, A.G.

United Arab Emirates
FMC International, S.A. (Dubai)

United Kingdom
FMC Corporation (GB), Ltd.
FMC Corporation (UK), Ltd.
Crosby Services International
 Limited
Crosby Valve and Engineering
 Company, Limited
SOFEC, Ltd. (UK)

Uruguay
Lanfor Investments, S.A.

Venezuela
Tripoliven, C.A.
FMC Wellhead de Venezuela, S.A.

Virgin Islands
FMC Gold International Sales Corp.
FMC International Sales
 Corporation
Independence/FMC Foreign Sales
 Corporation

Stockholder Data

Annual Meeting
of Stockholders

FMC's annual meeting of
stockholders will be held at
2 p.m. on Friday, April 19,
1996, at 200 E. Randolph
Drive, Chicago.

Notice of the meeting,
together with proxy material,
will be mailed approximately
40 days prior to the meeting to
stockholders of record as of
February 29, 1996.

Transfer Agent and Registrar
of Stock

Harris Trust and Savings Bank
P.O. Box 755
Chicago, Illinois 60690
Questions concerning FMC
common stock should be sent
to the above address.

Stock Exchange Listing

New York Stock Exchange
Pacific Stock Exchange
Chicago Stock Exchange

Stock Exchange Symbol

FMC

Form 10-K

A copy of the company's
annual report to the Securities
and Exchange Commission
on Form 10-K for 1995 is
available upon written
request to:

FMC Corporation
Communications Department
200 E. Randolph Drive
Chicago, Illinois 60601

However, most information
required under Parts II and
III of Form 10-K has been
incorporated by reference to
the annual report to
stockholders or the proxy
statement.

FMC was incorporated in
Delaware in 1928.

[FMC LOGO]
FMC Corporation
200 East Randolph Drive
Chicago, Illinois 60601