Form 10-K, Exhibit 13
period 1996-12-31
FMC CORP
filed 1997-03-26
CIK 37785

                                                                      EXHIBIT 13
[FMC LOGO]

FMC
1996
Annual
Report

[FMC LOGO]

As one of the world's leading producers of chemicals and machinery for industry, agriculture and government, FMC participates on a worldwide basis in four broad markets: PERFORMANCE CHEMICALS, INDUSTRIAL CHEMICALS, MACHINERY AND EQUIPMENT, AND DEFENSE SYSTEMS. FMC operates 117 manufacturing facilities and mines in 28 countries.


ABOUT THE COVER: FMC is building our commitment to shareholders by running our operations superbly, through targeted growth and by enlisting the best people to do the job.

FINANCIAL SUMMARY

(In millions, except per share, common stock,
employee and stockholder data)                                1996              1995          Change
----------------------------------------------------------------------------------------------------
Sales
In the United States                                        $2,579.1          $2,310.8            12%
Outside the United States, including exports                 2,390.3           2,140.0            12%
----------------------------------------------------------------------------------------------------
     Total Sales                                            $4,969.4          $4,450.8            12%
====================================================================================================
Income (after tax)
Income from continuing operations                           $  218.1          $  217.5            --
----------------------------------------------------------------------------------------------------
Income from continuing operations before
     special income and expense items(1)                    $  218.1          $  214.0             2%
----------------------------------------------------------------------------------------------------
Income per share from
     continuing operations                                  $   5.73          $   5.77           (1)%
----------------------------------------------------------------------------------------------------
Income per share from
     continuing operations before
     special income and expense items(1)                    $   5.73          $   5.68             1%
====================================================================================================
Financial data
Common stock price range                                    $77 3/4-62 1/4   $79 1/2-57 3/8
----------------------------------------------------------------------------------------------------
Capital expenditures excluding acquisitions                 $  506.0          $  452.8
----------------------------------------------------------------------------------------------------
Research and development expenditures(2)                    $  189.4          $  172.3
----------------------------------------------------------------------------------------------------
At December 31    Working capital                           $  171.7          $    8.7
                  Number of employees                         22,048            21,961
                  Number of stockholders                      11,339            11,844
----------------------------------------------------------------------------------------------------

As described further in Note 3 to the consolidated financial statements, the operations constituting FMC's Precious Metals segment have been reclassified as a discontinued operation and results of prior years have been restated for comparative purposes.

(1) Supplemental financial information. Income from continuing operations before special income and expense items and income per share from continuing operations before special income and expense items should not be considered in isolation nor as an alternative for net income determined in accordance with generally accepted accounting principles, or as the sole measure of the company's profitability. Special income and expense items in 1995 include (i) restructuring and other charges consisting of increased environmental reserves ($82.5 million), charges related to the shift of lithium-based production to Argentina ($35 million), asset write-downs and other charges ($17 million) and write-off of acquired in-process research and development related to the Moorco International Inc. acquisition ($15.5 million), net of income taxes ($53.8 million) (Note 3 to the consolidated financial statements) and (ii) the non-taxable gain on sale of FMC Wyoming stock of $99.7 million (Note 2 to the consolidated financial statements).

(2) Excludes 1995 write-off of acquired in-process research and development of $15.5 million (Note 2 to the consolidated financial statements).

FMC Annual Report                                Financial Summary   1

[PHOTO OF ROBERT N. BURT]              [PHOTO OF LARRY D. BRADY]


MESSAGE TO SHAREHOLDERS

Although we achieved record sales and operating earnings in 1996, the year had mixed results that fell below our financial expectations. Double-digit sales increases and record operating earnings for the second straight year illustrate the fundamental strength of our company and are positive signs that our growth efforts are taking hold. The challenges and the costs of bringing our investments on line, integrating our acquisitions and dealing with market issues in our hydrogen peroxide and food ingredients businesses depressed earnings. In 1997, we will be concentrating on running our businesses superbly and continuing to build on our strengths to ensure we get the payoff from the major investments and acquisitions we have made over the past several years.

     Sales were up 12 percent to $5 billion. Income from continuing operations was $218 million -- up from $214 million (before special income and expense items) in 1995. Earnings from continuing operations were $5.73 per share compared with $5.68 per share from continuing operations (before special income and expense items) in 1995.

     Results in 1996 graphically illustrate FMC's fundamental strength. Between 1992 and 1996, FMC's earnings from our defense operations dropped $73 million, or more than 43 percent. Despite that drop in defense results, the strength of FMC's portfolio, plus our dedication to superb execution, resulted in a 23 percent overall increase -- or $97 million -- in operating earnings. That means operating earnings from other businesses increased $170 million, or 69 percent. In spite of the defense slowdown, the expected high costs of start-ups and acquisitions, and unanticipated market issues, we have achieved record earnings in the past two years and are well positioned for growth during the rest of this decade.

2     Message to Shareholders

TRACKING GROWTH AND SUPERB EXECUTION
A review of our strategic approach over the last five years tells our story. We've spent $3.3 billion on capital expenditures, research and development, and acquisitions. That spending was based on a decision made five years ago when our management team looked at FMC's goals and strategies. We recognized that to continue to provide long-term superior shareholder value, we could no longer rely on a primary strategy of cutting costs from our operations for increased operating improvements, i.e., we could not cost-cut our way to prosperity. We believed that to continue to maximize future shareholder value, we needed to add growth to our tradition of running our businesses well.

     We created growth by taking advantage of more international opportunities, by fostering more internal development through capital expenditures and research and development, and by making targeted acquisitions. Our growth strategy increased our need for more managers - a top priority for us.

     To implement this strategy, over the last five years we have invested $1.7 billion in capital expenditures -- an increase of 24 percent from the previous five years, increased research and development expense 14 percent to more than $800 million, and invested more than $800 million in acquisitions.

     We also continue to look at our portfolio to maximize its value. We have divested FMC Gold Company, the automotive services division, and five product lines in our food machinery business. We sold 20 percent of our soda ash business -- creating a partnership with key Japanese soda ash consumers, thereby significantly improving our strategic position in the Asian market. We also sold our minority interest in a Japanese hydrogen peroxide joint venture. In total, these transactions generated almost $450 million.

     We have identified and pursued opportunities and made aggressive investments. These investments are still in their early stages and are depressing our earnings through higher interest expense, front-end development costs and initial expenses.

     Our capital investments, acquisitions and market development efforts are, on average, on schedule. We're on the right track. The operating highlights and management's discussion and analysis later in this report provide details on our businesses.

     As we implement our long-term growth plan, the priority for the next two years is to bring our investments on line and ensure we get the payoffs from these investments. We will continue to look for growth investments in targeted areas.

MAINTAINING OUR FOCUS ON FINANCIALS, PEOPLE
As we pursue the growth strategies of our company, it's important to highlight the continuing strength of our financial strategy and the importance of our people development efforts.

     In terms of our capital structure, our objective is to maintain an investment grade rating in the BBB range of debt ratings -- an optimal spot on the cost of capital curve. The reason we can support this position is our strong and stable operating cash flow, which historically is one of the key benefits of being a diversified company. Second, we have been investing all earnings in opportunities that exceed the cost of capital -- an effort expected to generate a significant amount of shareholder value. Finally, cash flow is our principal measure, and we analyze all investment decisions on this basis.

     Ultimately, we're in business to generate profits and returns, and we need superior, motivated people across the company to generate superior shareholder returns. For FMC, our most important objective is to attract, develop, motivate and retain more than our fair share of the best people. Achieving this objective leads to a high priority on people development to ensure we remain a successful company and, at the same time, have the management talent to successfully integrate our expanding internal development efforts and acquisitions and support superb execution.

MANAGEMENT CHANGES
In 1996, we elected J. Paul McGrath as senior vice president and general counsel and Henry Kahn as vice president and treasurer.

     With Paul as part of our senior management team, we are adding an executive with proven legal expertise and wide-ranging experience. Paul will help us ensure that we continue to maintain high ethical standards within the global marketplace and in a way that supports business strategies.

     Paul is succeeding Pat Head, who is retiring mid-year. For the past 15 years, Pat has been a valued member of our top management team while providing strong leadership on corporate governance and legal issues. His tenure here has been defined by his sharp mind and by solid experience that has served us well.

     Henry brings us extensive experience in domestic and international finance, having served in management positions based in the United States, South America, Europe and Asia. His diversified background will help us maintain the financial strength for which our company is known.

     We also are bidding farewell to a leader who for more than 45 years has made enormous contributions to FMC. At our 1997 annual meeting, Bob Malott, former chairman and CEO and currently chairman of our executive committee, will retire from our board of directors. From his unrelenting focus on shareholder returns, to his broad view of world issues, to his commitment to corporate citizenship, Bob has had an incredibly positive influence on our company. We wish him well.

FMC Annual Report                                Message to Shareholders 3

OUTLOOK

We are confident that we have significant earnings leverage between now and the turn of the century.

     - Our acquisitions are on track and will contribute significant earnings.

     - We have made major chemical investments, totaling more than $300 million, in our hydrogen peroxide, soda ash and lithium businesses. Short term, all three markets are facing cyclical but significant price deterioration since capacity additions have outpaced market demand. However, two of these investments -- soda ash and lithium -- use state-of-the-art, proprietary technology that gives us a competitive long-term advantage in the marketplace.

     - We have two herbicides being introduced in 1997 and 1998. These products combined should sell between $250 million and $300 million at good gross margins by the turn of the century.

     - Our machinery and equipment businesses are now focused in areas where we are the market and technology leader. And with our acquisition of Frigoscandia Equipment, we have the critical mass to strengthen our leadership position in the food machinery market.

Most important, we have 22,000 employees around the world whose skills and dedication have produced our past successes and will help ensure our future growth. We have never worked with a group of people in whom we have more confidence in placing our trust -- and yours -- to accomplish our objectives and achieve our goals.



/s/ Robert N. Burt                         /s/ Larry D. Brady
Robert N. Burt                             Larry D. Brady
Chairman of the Board and                  President
Chief Executive Officer
February 28, 1997




4     Message to Shareholders

INDUSTRY SEGMENT DATA



(In millions)                                                 Year ended December 31
                                                 ------------------------------------------------
                                                   1996      1995      1994      1993      1992
-------------------------------------------------------------------------------------------------
Sales
Performance Chemicals                            $1,251.8  $1,176.5  $1,060.5  $  973.5  $  912.3
Industrial Chemicals                              1,041.3     976.8     866.8     866.7     925.9
Machinery and Equipment                           1,684.9   1,351.0     972.7     870.9     876.7
Defense Systems                                   1,018.8     968.2   1,080.5     950.2   1,111.8
Eliminations                                        (27.4)    (21.7)    (30.6)    (32.4)    (23.6)
-------------------------------------------------------------------------------------------------
Total                                            $4,969.4  $4,450.8  $3,949.9  $3,628.9  $3,803.1
=================================================================================================

Income from continuing operations
  before income taxes(1)
Performance Chemicals                            $  159.2  $  163.7  $  154.2  $  139.4  $  132.4
Industrial Chemicals                                181.8     153.1     115.2      52.2      82.0
Machinery and Equipment                              75.9      49.4      31.6       5.5      32.2
Defense Systems                                      98.7     104.7     114.0     153.7     171.7
-------------------------------------------------------------------------------------------------
Operating profit from continuing operations         515.6     470.9     415.0     350.8     418.3
Restructuring and other charges(2)                     --    (150.0)       --    (122.5)       --
Gain on sale of FMC Wyoming stock(2)                   --      99.7        --        --        --
Net interest expense                                (93.0)    (74.6)    (57.1)    (62.1)    (82.9)
Corporate                                           (91.3)    (99.0)   (105.9)   (117.0)   (102.4)
Other income and (expense), net                      (8.7)      6.2       9.7      31.3      13.8
-------------------------------------------------------------------------------------------------
Total                                            $  322.6  $  253.2  $  261.7  $   80.5  $  246.8
=================================================================================================

                                                                     December 31
                                                 ------------------------------------------------
                                                   1996      1995      1994      1993      1992

-------------------------------------------------------------------------------------------------
Identifiable assets
Performance Chemicals                            $1,366.7  $1,040.9  $  870.1  $  806.8  $  757.2
Industrial Chemicals                              1,185.3   1,106.6     932.4     873.0     934.4
Machinery and Equipment                           1,596.0   1,221.8     669.4     564.8     514.6
Defense Systems                                     649.9     561.8     499.3     265.9     281.7
-------------------------------------------------------------------------------------------------
Subtotal                                          4,797.9   3,931.1   2,971.2   2,510.5   2,487.9
Corporate and other                                 191.9     215.4     258.9     260.3     227.0
-------------------------------------------------------------------------------------------------
FMC continuing operations                         4,989.8   4,146.5   3,230.1   2,770.8   2,714.9
Net assets of discontinued operation(3)                --      86.0      41.9        --      55.2
-------------------------------------------------------------------------------------------------
Total                                            $4,989.8  $4,232.5  $3,272.0  $2,770.8  $2,770.1
=================================================================================================

FMC has modified its presentation of segment results, effective January 1, 1996, to better align presentation with management's evaluation of segment performance. Accordingly, business segment results are presented net of minority interest, reflecting only FMC's share of earnings. The corporate line primarily includes staff expenses, and other income and expense consists of all other corporate items, including LIFO inventory adjustments and certain other amounts previously allocated to business segments. Segment results for 1995-1992 have been restated to be consistent with the presentation for 1996. As described in
Note 3 to the consolidated financial statements, the operations constituting FMC's Precious Metals segment have been reclassified as a discontinued operation and results of prior years have been restated for comparative purposes.

(1) Results for all segments are net of minority interests in 1996, 1995 and 1994, of $56.9 million, $58.7 million and $61.3 million, respectively, the majority of which, $47.2 million, $53.6 million and $59.7 million, pertains to Defense Systems. Minority interests in 1993 and 1992 were not significant.

(2) Restructuring and other charges in 1995 are described in Note 3 to the consolidated financial statements and are related to Industrial Chemicals ($77.5 million), Performance Chemicals ($45.0 million), Machinery and Equipment ($15.5 million) and Defense Systems ($12.0 million). Restructuring and other charges in 1993 are related to Machinery and Equipment ($66.0 million), Industrial Chemicals ($29.7 million), Performance Chemicals ($3.2 million), and Corporate ($23.6 million). Gain on sale of FMC Wyoming stock (Note 2 to the consolidated financial statements) is attributable to the Industrial Chemicals segment.

(3) Net assets of discontinued operation are comprised of the net assets of FMC's Precious Metals segment. At December 31, 1993, the discontinued operation had net liabilities of $4.8 million, primarily as a result of asset write-downs recognized in conjunction with a 1993 restructuring program.

FMC Annual Report                                Industry Segment Data 5

PRODUCTS AND MARKETS

PERFORMANCE CHEMICALS     MARKETS SERVED

AGRICULTURAL PRODUCTS

Produces crop             Food and fiber
protection and pest       growers, pest
control chemicals         control markets.
for worldwide
markets. More than
50 percent of sales
derived outside the
United States.













FOOD INGREDIENTS

Leading worldwide         Food processing
producer of               industry, personal
carrageenan and           care products.
Avicel cellulose
gel. Market leader
in fat replacement
products for food,
and specialist in
providing texture,
structure and
stability for food
systems.

PHARMACEUTICAL

World's leading           Global
producer of Avicel        pharmaceutical
binders and               industry.
Ac-di-Sol
disintegrants, as
well as other
specialty excipients
used in
pharmaceutical
production.




LITHIUM

World's largest           Pharmaceuticals,
producer of               batteries, air
lithium-based             conditioning, rubber
products.                 and plastic, primary
                          aluminum and
                          aluminum alloys,
                          ceramics and glass,
                          lubricating greases,
                          swimming pool
                          sanitation,
                          textiles, concrete
                          construction.

PROCESS ADDITIVES

World's largest           Plastics, hydraulic
producer of               fluids, lubricant
phosphate ester           additives,
flame retardants.         industrial water
Leading supplier of       treatment and
specialty water           desalination.
treatment chemicals.






BIOPRODUCTS

Largest worldwide         Life science
producer of agarose.      research; DNA and
Leading supplier of       protein analysis.
proprietary products
for life science
markets.






INDUSTRIAL CHEMICALS

ALKALI CHEMICALS

World's largest           Glass-making,
producer of natural       chemicals,
soda ash and market       detergents, food
leader in North           products, animal
America. Downstream       feed additives,
products include          mining, air/water
sodium bicarbonate,       treatment, pulp and
sodium cyanide,           paper.
sodium
sesquicarbonate,
caustic soda.




ACTIVE OXIDANTS

Major worldwide           Polymers, electronic
producer of               circuit boards,
persulfates,              process equipment
peracetic acid and        sanitizers,
specialty                 industrial biocides.
peroxygens.

HYDROGEN PEROXIDE

Major worldwide           Pulp and paper,
producer of hydrogen      textiles,
peroxide.                 environmental
                          clean-up, mining,
                          detergents,
                          electronics.





PHOSPHORUS CHEMICALS

Major worldwide           Detergents, cleaning
supplier and leading      compounds, metal
North American            treatment, food
producer of               products, textiles,
phosphorus and its        pesticide
derivatives,              intermediates,
phosphates and            additives,
phosphoric acid.          pharmaceuticals,
                          water treatment.








FORET

Major European            Detergents, pulp and
chemical producer.        paper, textiles,
Products include          chemicals, tanning,
hydrogen peroxide,        animal feed, mining,
perborates,               rubber,
phosphates,               pharmaceuticals,
silicates, zeolites,      ceramics, paint,
sulfur derivatives.       food, photography,
Leading share in          agriculture, water
Spanish peroxygen         treatment.
and phosphate
markets.

FMC COMPETITIVE ADVANTAGE    GROWTH AND SUPERB EXECUTION    OUTLOOK



Solid business               Sulfentrazone                  Growing markets for
presence around the          herbicide registered           pesticides in
world. Direct                for use as Authority           developing
distribution in key          (U.S.), Boral                  countries. Growing
markets. Strong              (Brazil), Capaz                portfolio of pest
insecticide                  (Argentina,                    control products and
portfolio.                   Paraguay). Continued           herbicides, with
Introduction of a            investment in R&D.             substantial market
new class of                 Successfully                   share gains.
herbicides.                  introduced Command             Bringing to market
Productive R&D               3ME                            new herbicides for
effort, generating           (microencapsulation)           use in U.S. and
high profitability.          herbicide. New plant           international
Leader in                    in Suzhou, China, on           markets.
applications                 line. Completed
technology. Solid            supply agreement
product stewardship          with DuPont to
programs.                    market new soybean
                             herbicides.




Superior                     Developing new                 Solid position as
applications                 product applications           industry leader.
knowledge and                to meet customer               Tightening focus on
product performance.         needs, especially in           effective,
Excellent customer           water gel, dairy and           market-driven
service capability           meat applications.             applications
around the world.            International sales            development.
                             now account for more           Pursuing geographic
                             than 50 percent of             diversification in
                             total worldwide                sourcing raw
                             revenues.                      material.




Proprietary                  Broadening                     Continued global
technology, brand            participation in               market penetration,
recognition and              growing Asian                  driven by
global market                pharmaceutical                 pharmaceutical
presence. Strong             market. Launched new           company growth and
formulation support          vitamin products,              greater use of
capabilities.                chewable tablet                prescription drugs
                             excipient.                     as a result of
                             Leveraging superior            managed healthcare
                             applications                   programs.
                             knowledge and
                             technology with key
                             customers worldwide.



Diverse,                     Development of new,            Well-funded R&D
high-value-added             low-cost lithium               effort spurring
products. Strong             reserve in South               growth in specialty
manufacturing                America on schedule,           markets, such as
capabilities. New,           using new                      batteries,
proprietary                  technology,                    pharmaceuticals and
extraction                   providing 75-plus              polymers.
technology.                  years of reserves.







Global manufacturing         Introduced new flame           Competitive markets.
and technical sales          retardant for the              Profit growth
capabilities.                plastics market.               continuing, with new
Diverse products.            Continuing R&D                 products,
Applications                 investments in flame           applications, and
know-how.                    retardants, fire               ongoing cost
                             resistant fluids and           improvement efforts.
                             water treatment
                             chemicals. Continued
                             process improvements
                             driven by
                             technology.



Advanced                     Introduced new                 Increasing demand
applications                 application-specific           for DNA and
technology.                  products for                   protein-related
Excellent product            conducting DNA                 analysis in research
quality. Proprietary         sequencing and                 and diagnostics.
technology.                  protein analysis.
Worldwide brand              Continuing R&D
recognition.                 investments.
                             Improved market
                             position in DNA
                             sequencing.





Proprietary solution         Continuing focus on            Market weakness in
mining technology.           new proprietary                1997. Worldwide
Excellent capacity           mining technology,             capacity utilization
share.                       improving costs.               remains high. Export
Industry-leading,            Capital-efficient              growth expected to
low-cost position.           capacity expansion             rise. Continuing
Excellent                    performing well.               cost improvement and
distribution and             Growth in export               industry leadership.
transportation               sales. Introduced
systems.                     new products for
                             cleaning compounds,
                             feed additives, acid
                             waste
                             neutralization.



Strong North                 Continuing focus on            Continued growth in
American market              cost improvement,              environmentally
position. Unique             growth in export               favorable
cost advantage at            sales and product              applications.
manufacturing site.          registrations.




Highly                       Increased production           Strong long-term
cost-effective               capacity at Bayport,           growth, driven by
manufacturing and            Texas, plant.                  pulp and paper
distribution. High           Introduced new                 manufacturers'
level of service,            high-purity peroxide           conversion to
reliability, product         for semiconductor              environmentally
quality and safety.          industry.                      friendly hydrogen
Major capacity                                              peroxide.
share. Downstream
share of specialty
market niches.



World's lowest-cost          Growing diversity of           Low-cost
elemental phosphorus         product uses.                  manufacturing and
production.                  Introduced new                 improved product mix
Significant U.S.             high-performance               will drive steady
capacity share.              product for cleaning           growth.
Lowest-cost U.S.             compounds industry.
production of sodium         Elemental phosphorus
tripolyphosphate -           supply agreements
our largest                  driving volume
downstream product,          growth.
used in automatic
dish detergents.
High level of
service and reliable
delivery.



Excellent cost               New hydrogen                   Continued cost
positions. Strong            peroxide plant in              improvements.
manufacturing and            Delfzijl,                      European and
distribution                 Netherlands,                   Mediterranean
capabilities.                operational. Strong            economies and
Growing export               export growth.                 increased exports
business.                                                   driving future
                                                            growth.

PRODUCTS AND MARKETS

MACHINERY
& EQUIPMENT               MARKETS SERVED

ENERGY AND
TRANSPORTATION EQUIPMENT

Oil and gas wellhead      Oil and gas
completion                drilling,
equipment;                production,
engineering,              refining,
procurement,              transportation and
construction and          power generation
equipment for subsea      companies.
exploration;
metering products
and systems; loading
systems; marine
terminals and
floating production
systems;
pressure-relief
valves.








Airline equipment,        Airlines, airports,
automated material        industrial
handling systems.         manufacturing,
                          mining, warehouses,
                          newsprint,
                          publishing,
                          chemicals,
                          utilities.







FOOD MACHINERY

Major worldwide food      Food processors and
processing supplier.      canners; fruit and
Global leader in          vegetable growers;
thermal processing        restaurants and fast
technology. Leading       food industry.
market positions in
freezing systems,
sterilizers, citrus
and tomato
processing,
vegetable
harvesting, and in
processing, handling
and conveying
systems for fast
food frozen meal
production.

DEFENSE SYSTEMS
UNITED DEFENSE, L.P.

GROUND SYSTEMS

Develops hardware         U.S. Army, Marine
and software for          Corps and National
integration into the      Guard; allied
manufacture of            governments.
tracked vehicles for
U.S. armed forces
and allied
governments. Sole
source on many major
programs.











ARMAMENT SYSTEMS

Leads development         U.S. Navy, Army,
team for artillery        Marine Corps; allied
weapon systems for        governments.
the U.S. Army,
designs and builds
guns and launching
systems and provides
support services for
the U.S. Navy and
international
customers.






INTERNATIONAL

Markets,                  U.S. allies.
manufactures and          Cooperative
oversees joint            agreements with
ventures for              major international
military products         companies.
outside the United
States.

STEEL PRODUCTS

Produces steel and        Military,
nickel alloy ingots,      transportation,
castings, forgings        heavy equipment,
and military track.       industrial and oil
                          field.

FMC COMPETITIVE ADVANTAGE    GROWTH AND SUPERB EXECUTION    OUTLOOK




Only company to              Excellent                      Strong global
provide complete             performance and                growth. Continuing
package of products          integration of                 to exploit synergies
and services in              recent acquisitions.           from recent
subsea/floating              Ongoing                        acquisitions.
production and               technological
deepwater                    achievements,
technology. Double           including HOST,
the number of subsea         FMC's customized
contract awards vs.          subsea system.
the competition.             Continuing to set
Strategic alliances          standards in
with key energy              innovation,
customers.                   adaptability,
                             precision and
                             safety. Working with
                             Shell on Mensa
                             project, the deepest
                             subsea well in the
                             world. Member of
                             alliance awarded
                             Terra Nova project
                             from Petro-Canada.

Market leader in             Strong growth in               New products and
ground support               cargo loaders and              international market
equipment for the            aircraft deicers.              penetration driving
air transport                Introduced new                 future growth.
industry and in              modular deicer.
passenger boarding           Positioned for
bridges worldwide.           future growth
Sole source                  through leadership
alliances with               in automated,
several key                  laser-guided vehicle
airlines.                    systems.
Proprietary
automated guided
vehicle technology.



Integrated provider          Acquisition of                 Excellent strategic
of equipment for             Frigoscandia                   position in all
every phase of the           provides leading               phases of food
food harvesting,             presence in key                harvesting,
preparation and              freezer,                       preparation and
preservation                 refrigerator, potato           preservation. New
process. Strong core         processing and                 ability to
customer positions           portioning system              cross-sell product
and critical mass in         markets. Sandei                lines to customers.
all geographic               acquisition creates            Significant global
regions.                     global leadership in           growth potential.
                             tomato harvesting.
                             Successful launch of
                             new, multi-crop
                             detachable harvester
                             line.







Focused on cost              Upgrades of Bradley            Absence of new major
reduction, advanced          Fighting Vehicle,              programs by U.S. and
system integration           M88 recovery vehicle           allies likely to
capabilities and             and Paladin fueling            limit future growth,
applications                 current growth.                partially offset by
technology. Combat           Continuing to                  growth in
Simulation and               enhance technology             electronics
Integration                  across product                 spending. Cost
laboratory is                lines.                         control continuing.
high-technology
resource. Proven
products and
manufacturing
capabilities.
Superior cost
efficiencies,
broader product
lines, larger
installed base of
equipment worldwide.



Advanced systems             Prime contractor for           Focus on engineering
applications                 Crusader, a                    and technology
technology. Strong           technically superior           development for
manufacturing                field artillery                future U.S.
capabilities. Proven         system.                        Navy/Army armament
products.                    Privatization of               systems.
                             Louisville,
                             Kentucky, Naval
                             Ordnance station
                             expanding service
                             business and
                             providing new
                             product lines.
                             Pursuing
                             international
                             opportunities.



Strong product line,         Joint venture                  Continued aggressive
flexibility and              operational in Saudi           pursuit of
creativity.                  Arabia.                        international
                             Co-production                  opportunities.
                             agreement in South             Intense competition
                             Korea. Production in           likely to continue.
                             Turkey continuing.



Development and              Growth of                      Declining U.S. Army
commercialization of         performance alloy              demand. Increasing
engineering                  and components                 sales of track
materials,                   business. Increasing           internationally.
competitive                  sales of track to              Growing vehicle
manufacturing and            allied governments.            upgrade business.
vehicle upgrade                                             Increased growth in
capabilities.                                               high-performance
                                                            materials for
                                                            commercial
                                                            businesses.

performance
chemicals

IN PERFORMANCE CHEMICALS, OUR STRATEGIC FOCUS IS ON RESEARCH AND
DEVELOPMENT. WE'RE SEEKING GREATER PRODUCT DIFFERENTIATION AND SERVICES FOR OUR CUSTOMERS, AS WELL AS NEW PRODUCT INTRODUCTIONS ESSENTIAL TO OUR CONTINUED SUCCESS.

     Performance Chemicals sales of $1.3 billion increased 6 percent from 1995, while profits were down slightly this year, reflecting higher raw material costs in the food ingredients and pharmaceutical businesses, and higher costs related to the launch of Authority herbicide in North America.

     In 1997, we see overall improvement in Performance Chemicals with the introduction of our new Authority herbicide, along with continued improvement in our specialty chemicals businesses. The improvement in specialty chemicals is based on implementing a new food ingredients product strategy, new products and global expansion in pharmaceuticals, and continued manufacturing improvements at our process additives business.

[PHOTO CAPTION]
WEEDING IT OUT Sulfentrazone, the first of our two new herbicides, made its debut in 1996 in Brazil as Boral, used in soybeans and sugarcane to control the growth of weeds, particularly the difficult-to-control nutsedge.

AGRICULTURAL PRODUCTS
THE KEY FACTOR FOR SUCCESS IN THE AGRICULTURAL PRODUCTS INDUSTRY IS DEVELOPING NEW PRODUCTS THAT ARE MORE EFFECTIVE AND LESS EXPENSIVE THAN EXISTING PRODUCTS. BASED ON THAT FACT, OUR STRATEGY FOR OUR AGRICULTURAL PRODUCTS BUSINESS IS STRAIGHTFORWARD: FIRST, INVEST IN RESEARCH TO DEVELOP NEW, PROPRIETARY PRODUCTS; AND SECOND, SELL THE PRODUCTS GLOBALLY.

1996 HIGHLIGHTS Sales of our agricultural products increased in 1996 with label and market expansions, but earnings were lower due to spending and plant start-up costs related to the introduction of Authority herbicide in North America.

INTRODUCING NEW HERBICIDES In 1996, we rolled out the first of two new herbicides slated for the market during the next two years. In September, we produced the first shipment of sulfentrazone for Brazilian markets, where the product is being sold as Boral. As this pre-emergent herbicide is launched in the United States in 1997, it is being marketed as Authority. Key crops are soybeans, sugarcane and tobacco. Due to initial difficulties and delays in the complex start-up process at our new herbicide plant, current production volumes are lower than we expected for 1997.

Carfentrazone-ethyl, our second new herbicide, will be introduced in Europe in 1997 and in the United States in 1999. Carfentrazone is a post-emergent herbicide that will be sold under a family of names, including Affinity. Key crops are cereals, including wheat, corn and rice. Its unique mode of action also will make carfentrazone an important tool in the industry's management of weed resistance to chemicals.

[PHOTO CAPTION]
A VOTRE SANTE The grape producers of the French Beaujolais region are producing higher yields with FMC's Talstar insecticide.

[PHOTO CAPTION]
FIBER CONTENT The success of Talstar insecticide in Spain and other cotton-producing countries continues to strengthen our share in the global cotton pyrethroid market.

[PHOTO CAPTION]
JOINT EFFORTS Producing insecticides for citrus, rice, cotton, vegetable and soybean crops in China, our new joint-venture plant in Suzhou is expanding our presence throughout China.

FMC Annual Report                                Performance Chemicals 11

GROWING GLOBAL MARKETS The Asia-Pacific market continues its rapid growth, with sales up 26 percent from 1995. We opened a new formulation plant in Suzhou, China, in mid-1996, and our joint ventures in Indonesia, China and Pakistan are doing well. Our insecticide business is benefiting from our direct sales organizations in selected areas of Latin America, Europe and Asia.

CONTINUING TO EMPHASIZE RESEARCH AND DEVELOPMENT Current spending is at 12 percent of sales - higher than industry averages. While most of our efforts are focused on our two new herbicides, we also are investing in promising insecticide and herbicide pipeline products. Since 1992, we have expanded our labels by 30 percent, adding more than 1,000 new uses for existing products.

OUTLOOK Today, FMC's agricultural products business is largely an insecticide business. By the year 2000, our product mix should be closer to 60/40 percent insecticides to herbicides. Future annual sales of our two new herbicides are expected to be about $150 million each - driving the change in our product mix and nearly doubling our sales and profits in this business. Our new herbicides will complement our existing product lines to create new strength in distribution channels and customer service, promising greater profitability from an already strong base.

[PHOTO CAPTION]
CLOSED LOOP FMC is a leader in applications technology, pioneering the closed-system container for insecticides that is now the industry standard.

[PHOTO CAPTION]
A FIGHTING CHANCE Working with several prominent drug companies, FMC has created complex organolithium reagents used in the new protease inhibitors. These drugs are proving to be effective in fighting the spread of the Human Immunodeficiency Virus, which leads to AIDS.

12     Performance Chemicals

SPECIALTY CHEMICALS
THE SUCCESS OF OUR SPECIALTY CHEMICALS BUSINESSES REFLECTS OUR EXTENSIVE KNOWLEDGE OF CUSTOMER APPLICATIONS AND OUR ABILITY TO FIND NEW, PROPRIETARY SOLUTIONS TO CUSTOMERS' NEEDS. WE HAVE DEVELOPED SECURE, LOW-COST SOURCES OF KEY PRODUCTS. WE COMPETE INCREASINGLY ACROSS THE WORLD, DRIVEN IN LARGE PART BY OUR CUSTOMERS' GLOBAL AMBITIONS AND BY THE GROWTH OF NEW LOCAL CUSTOMERS IN PLACES LIKE ASIA.

1996 HIGHLIGHTS Sales of specialty chemicals improved in 1996 based on increased global demand and new applications development, but earnings declined due to increased raw material and manufacturing costs, and ongoing competitive pressures in the flame retardants and water treatment businesses.

DEVELOPING A NEW LITHIUM RESOURCE For the past two years, we have focused on developing a new lithium resource in Argentina using new, proprietary extraction technology. When our plant is completed in 1997, FMC should have the lowest manufacturing costs in the industry and more than 75 years of lithium reserves. In 1996, we completed a butyllithium expansion at our joint venture in Japan, and we plan to expand our facility in the United Kingdom. Strong growth markets for lithium include use in air conditioning systems and rechargeable lithium ion batteries. We also expect growth in the market for lithium-based intermediates used in the synthesis of new drugs, including the new class of AIDS-related protease inhibitors introduced in 1996.

ADDRESSING COMPETITIVE PRESSURES IN THE FOOD INGREDIENTS BUSINESS To address the raw material costs and supply pressures of the past two years, we are expanding our sourcing of warm-water seaweed used to produce carrageenan. We have developed new technology to produce proprietary carrageenan products that allow us to compete successfully in more cost-competitive market segments. Also, an improved regulatory climate in Europe should allow increased use of microcrystalline cellulose-based applications in food.

[PHOTO CAPTION]
RISING TO THE TOP Throughout Europe, as at Maitre Paul bakers in the Netherlands, FMC's carrageenan is used to bind and stabilize ingredients and create the appropriate texture and "mouth-feel". Our researchers work closely with customers to develop new applications for our food ingredients products.

14     Performance Chemicals

SUPPORTING PHARMACEUTICAL CUSTOMERS Our ongoing technical support and formulations expertise allow us to provide our customers with customized products to meet their formulation and development needs. In 1996, we launched new vitamin products, expanded international markets - particularly the high-potential Asian and Latin American regions - and continued to invest in research and development to ensure future growth.

IMPROVING OUR PROCESS ADDITIVES BUSINESSES Process and technology improvements at manufacturing operations led to improved performance in 1996. Recent new product introductions include Reofos RDP (resorcinol diphenyl phosphate), a flame retardant used in high-end engineering thermoplastics. The challenge we face is a highly competitive global market for both flame retardant and water treatment products.

[PHOTO CAPTION]
STAY COOL Making plastics for electrical and electronic components, GE Plastics in the Netherlands is working with our newly introduced product, Reofos RDP (resorcinol diphenyl phosphate), a flame retardant designed for use in producing engineering thermoplastics.

FMC Annual Report                                Performance Chemicals 15

OUTLOOK The speed and strength of a recovery in our food ingredients business will have a major impact on 1997 results. We see improving raw materials costs based on our geographically diverse resources. We are sharpening our focus on effective, market-driven applications development. We are controlling costs. We developed new proprietary carrageenan to compete successfully against semi-refined materials. Our process additives business is improving, driven by lower-cost, better-quality manufacturing. Our technical expertise in pharmaceutical ingredients gives us a competitive advantage. And we should establish the industry's low-cost position in lithium chloride, which promises continued strong future growth.

PERFORMANCE CHEMICALS
MANAGEMENT'S DISCUSSION AND ANALYSIS

1996 COMPARED WITH 1995
Performance Chemicals sales of $1.3 billion increased 6 percent from sales of $1.2 billion in 1995 as worldwide growth continued in these businesses. Operating profits declined, however, to $159 million in 1996 from a record $164 million in the prior year, primarily as the result of higher raw material costs in food ingredients and pharmaceuticals and higher expenses related to the pending launch of a new herbicide.

Sales increased in 1996 for most insecticides, herbicides and agricultural intermediates, as well as in most geographic regions, with the largest gains in Asia-Pacific and Brazil. Sales improved to a lesser extent in the North American, European and Middle Eastern markets. Operating profits declined slightly from the record 1995 performance, primarily due to higher selling and marketing expenses related to the scheduled North American introduction in 1997 of Authority herbicide, as well as increased spending on herbicide research and development projects.

Sales of water additives and flame retardant products declined in 1996 due principally to the weak European economy. Operating profits improved, however, as a result of favorable manufacturing performance, lower selling and distribution costs, and reduced general and administrative expenditures.

Food ingredients sales improved from 1995, although margins declined primarily as the result of the higher cost of Philippine-harvested seaweed. Lower selling and administrative costs, resulting from personnel reductions and improved cost controls, partially offset lower sales margins.

Sales of pharmaceutical products increased from the prior year, but operating profits declined slightly due to increased pulp costs and a higher investment in advertising, selling and research costs to support the introduction of several new products.

Sales and operating profits of lithium products increased in 1996, primarily as a result of continued worldwide sales growth of products used in specialty applications. Profits from the increased sales were partially reduced by increased spending on research and development projects to support the specialty performance products and by spending related to the Argentine production facility.

[PHOTO CAPTION]
BINDING RELATIONSHIPS FMC's pharmaceutical business entered the Chinese market in 1996 with sales of Avicel microcrystalline cellulose to Bristol-Myers Squibb's plant in Shanghai. Avicel acts to bind a pharmaceutical's active ingredients.



16     Performance Chemicals

1995 COMPARED WITH 1994
Performance Chemicals 1995 sales of $1.2 billion increased 11 percent from sales of $1.1 billion in 1994, reflecting the continued worldwide growth in these businesses. Operating profits in 1995 improved to $164 million from $154 million in 1994 as a result of increased volume and pricing and a favorable mix of products, partially offset by unfavorable raw material prices, higher distribution and marketing costs, and record expenditures for research and development.

Gains across a range of products worldwide accounted for the increase in sales of insecticides, herbicides and agricultural intermediates. Operating profits also improved in 1995, but not in proportion to the increase in sales. Profit margins were lower as a result of increased expenditures for research and development and higher marketing expenses associated with preparing for new herbicide introductions.

Sales of water additives and flame retardant products improved in 1995. Nearly all of this improvement was achieved in the flame retardant line, primarily from price increases and volume gains. Operating profits from these products declined in 1995, however, due to operating difficulties at the company's phosphate ester plant and price competition in the Middle East desalination market.

Food ingredient and pharmaceutical sales increased in 1995 primarily as the result of price increases for most products and increased pharmaceutical sales in Europe. Operating profits were lower, however, due to higher prices of key raw materials and increased marketing and research and development costs associated with the launch of five new pharmaceutical products.

Lithium product sales increased in 1995 from higher volumes of products used in specialty applications, offset to some extent by declines in sales of basic products. Operating profits also increased due to favorable sales volumes and pricing, offset partially by increased spending on research and development.

OUTLOOK FOR PERFORMANCE CHEMICALS
The strategic focus of the Performance Chemicals business is on the development and marketing of specialty products for new applications. These investments are expected to positively affect the business in 1997 and over the longer term.

Authority was successfully registered with the EPA in early 1997. Continuing difficulties in the start-up process at the new herbicide facility in Baltimore make it unlikely that volumes will meet expected demand for this product in 1997. Sales increases in agricultural products from 1996 should result from new applications for existing products and continued sales growth in global markets.

Increased sales of new products should benefit the U.K.-based flame retardant business in 1997, but overall revenues are likely to be negatively affected by the currently strong British pound. Relatively flat prices and higher raw material costs may lower sales margins in these products, despite lower fixed costs resulting from a recent cost containment program. Volume and operating profits in the water additives business are expected to increase from growth in the U.S., Mexican and Asian markets.

The outlook for food ingredients in 1997 remains positive. New process technology and new product applications are expected to provide considerable cost savings and opportunities for increased sales. These factors, combined with continued growth in international markets, should result in significant improvement from 1996 results.

The pharmaceutical industry has forecast to maintain its strong annual growth, although consolidations within the industry could result in pricing pressures in the generic and dietary supplement segments. FMC's focus in 1997 will be on the commercialization and introduction of additional high-potential products developed in 1996.

Specialty lithium applications should see continued growth in 1997 due to increasing demand for specialty reagents, polymer initiators and lithium batteries. The December 1996 decline in the market price of lithium carbonate was driven by increased foreign competition and will have an adverse impact on FMC's upstream business. FMC's new lithium production plant in Argentina, scheduled to begin commercial deliveries in the first half of 1997, should enhance the operating profitability of the lithium business over the longer term by providing a low-cost source for both lithium carbonate and lithium chloride. Due to start-up costs, however, the new plant will have a minimal impact on 1997 earnings.

FMC Annual Report                                Performance Chemicals 17
industrial chemicals

IN INDUSTRIAL CHEMICALS, WE CONTINUE TO FOCUS ON OPERATING IMPROVEMENTS THAT GIVE US A SIGNIFICANT COST ADVANTAGE IN OUR CORE BUSINESSES.

     Industrial Chemicals sales of $1 billion increased 7 percent in 1996, and profits (net of minority interest) also increased, primarily reflecting improved soda ash pricing and volumes, and a gain on the sale of our minority interest in a Japanese hydrogen peroxide venture.

     Long term, our improved cost positions and competitive advantages in soda ash, phosphorus and hydrogen peroxide will benefit returns of Industrial Chemicals businesses.

[PHOTO CAPTION]
BOTTLED UP Proprietary solution mining technology gives FMC the lowest-cost position in soda ash. Bottle makers, like Ball Foster in Indiana, rely on our product in the glass-making process.

[PHOTO CAPTION]
DOOR-TO-DOOR SERVICE At Rhone-Poulenc in Louisiana, FMC's highly trained technicians unload hydrogen peroxide from one of the company's dedicated fleet of trucks. Rhone-Poulenc uses the environmentally compatible product to make agricultural chemical intermediates.

1996 HIGHLIGHTS
Demand for industrial chemicals generally is driven by overall economic activity, as well as the dynamics of important end-use markets, including solid detergents, pulp and paper, and glass. Our businesses essentially are capital-intensive, and our strategy is to maintain our low-cost positions, employ capital-effective capacity and protect market niches.

GROWING MARKETS FOR SODA ASH Using our proprietary mining technology, our new, low-cost capacity started up in the second quarter of 1996 - ahead of schedule and under budget - adding 700,000 tons, or 25 percent, to our total capacity. We will use this new capacity to meet the continued growth in exports and new domestic applications. We also are introducing new specialty soda ash products for the detergent industry and developing the next generation of soda ash processing technology.

ADDING HYDROGEN PEROXIDE CAPACITY Our expansion in Bayport, Texas, is complete and adds a capital-efficient 140 million pounds, or 45 percent, to our total North American production capability. The Delfzijl plant in the Netherlands completed its first full year of operation and continues to run efficiently, benefiting from low-cost energy, available raw materials and an advantageous geographic location. However, weak demand resulting from the downturn in the pulp and paper industry and increased industry capacity depressed earnings in 1996.

MAINTAINING STRENGTH IN PHOSPHORUS We are maintaining our strong market position, building off our low-cost elemental phosphorus. We continue to drive down costs through new technology at our phosphorus plant in Pocatello, Idaho, and further repositioning of other plant operations. The automatic dishwashing and industrial detergents markets in North America are essentially stable and, in Europe, the use of phosphates in solid home laundry and dishwashing detergents also has stabilized.

[PHOTO CAPTION]
COLOR-CODED Samples of production pigments are compared with standard samples at Bayer Corporation in South Carolina. Bayer uses FMC's polyphosphoric acid to produce a line of special paint pigments for the automotive and plastics industry.


FMC Annual Report                                Industrial Chemicals 19

OUTLOOK In SODA ASH, we see significant long-term volume growth for FMC, driven by increased exports and new U.S. customers, the continued overseas shutdown of our competitors' uneconomic synthetic soda ash plants, and the cost benefits of our recent mine water expansion. However, market weakness, driven by declining prices of caustic soda - a substitute for certain uses of soda ash when caustic soda prices are low
- and resulting industry overcapacity, will limit earnings growth in 1997.

Long-term demand for HYDROGEN PEROXIDE should grow in Western Europe, driven by pulp and paper recycling markets, and by increased demand as raw material for other chemicals and environmental applications. In North America, our cost position will improve as we fill out our expansion in Bayport, Texas. However, the cyclical downturn that began in 1996 in the pulp and paper industry will reduce earnings in 1997. Our PERSULFATES business will benefit from steady growth in polymers and circuit board end-use markets worldwide.

In PHOSPHORUS CHEMICALS, we expect earnings growth on both sides of the Atlantic, driven by stable volume, improved costs, elemental phosphorus price increases, continued product mix upgrades and strong demand for phosphorus-based herbicides.

[PHOTO CAPTION]
FLEX CIRCUIT Minnesota-based Sheldahl, Inc. uses FMC's sodium persulfate to prepare flexible printed circuit boards manufactured for industries worldwide.

[PHOTO CAPTION]
THE MARK OF QUALITY Customers like Spain-based Porcelanosa, one of Europe's leading ceramic producers, use FMC Foret's sodium metasilicate and sodium tripolyphosphate to manufacture its ceramic tiles. Foret is a leading European producer of industrial chemicals.

20     Industrial Chemicals

INDUSTRIAL CHEMICALS
MANAGEMENT'S DISCUSSION AND ANALYSIS

1996 COMPARED WITH 1995
Industrial Chemicals sales of $1 billion increased 7 percent, and operating profits (net of minority interest) of $182 million increased 19 percent in 1996, primarily reflecting improved pricing and a gain on the sale of the company's minority interest in a Japanese hydrogen peroxide venture. Earnings comparisons were negatively affected by the full-year minority interest expense in 1996 following the July 1995 sale of a 20 percent interest in FMC's soda ash business.

Sales of alkali chemicals increased from 1995 levels primarily as a result of higher prices and volumes for soda ash and sodium cyanide. Strong soda ash volumes reflected increased export sales and the impact of new product applications. Operating profit gains from higher soda ash volumes and prices and a non-recurring gain on a property sale were partially offset by an increase in minority interest expense related to the soda ash joint venture.

Sales of peroxygen products were higher in 1996, primarily due to increased sales by FMC's Mexican peroxygen operation. However, lower sales of hydrogen peroxide to the North American pulp and paper market reduced operating earnings compared with the prior year. During 1996, the unit benefited from a $24 million gain ($6.5 million after tax) on the sale of FMC's 27 percent investment in Tokai Denka Kogyo, a Japanese hydrogen peroxide joint venture.

Phosphorus chemical sales and operating profits improved significantly in 1996 as a result of higher pricing and volume for most products, partially offset by reduced export sales.

Sales of FMC Foret were higher than 1995 levels due to significant improvement in Spanish and export pricing, partially offset by reduced sales volume within the Spanish market. The higher selling prices, combined with lower raw material costs, more than offset the reduced Spanish sales volume, resulting in improved operating profits.

1995 COMPARED WITH 1994
Industrial Chemicals 1995 sales of $977 million increased 13 percent from $867 million in 1994, and operating profits of $153 million were up 33 percent, reflecting improved pricing, higher capacity utilization across key product lines and the benefits of cost improvements throughout manufacturing operations.

Alkali chemicals recorded an increase in sales from the prior year. Increased volumes for all product lines, particularly soda ash and sodium cyanide, as well as price increases for soda ash, were the primary drivers of improved sales and profitability. Export sales increased 22 percent, particularly to Latin American and Asian markets. Sales increases, combined with cost improvement efforts, resulted in a significant improvement in operating profit. In July 1995, FMC sold a 20 percent interest in its soda ash business to Nippon Sheet Glass Co. Ltd. and Sumitomo Corporation for $150 million. The non-taxable gain of approximately $100 million on this transaction is not reflected in 1995 segment earnings.

Sales of peroxygen products increased from 1994, and operating earnings increased as well. Volume improvements in most products accounted for the increases.

Sales of phosphorus chemicals increased in 1995, but operating profits declined. The sales increase occurred despite a loss of export business in Mexico. Profits were adversely affected by raw material price increases and manufacturing issues in the 1995 fourth quarter.

FMC Foret reported a significant improvement in sales in 1995, and profits increased correspondingly. Pricing improvements in most product lines and favorable volumes were the primary drivers.

OUTLOOK FOR INDUSTRIAL CHEMICALS
In recent years, FMC has added significant capacity in soda ash and hydrogen peroxide, which positions these businesses to benefit from expected long-term increases in market demand.

In 1997, the alkali chemical business anticipates continued sales growth in all of its products, although price erosion in soda ash, the largest volume product, is expected to reduce margins. U.S. demand for soda ash is predicted to remain flat, with growth expected in Asian and Latin American markets.

Sales of hydrogen peroxide will continue to be affected in 1997 by the weakness in the pulp and paper industry, which is expected to continue through at least the first half of the year. Capacity additions coming on stream in 1997 will result in reduced industry capacity utilization and falling prices.

Based partly on the continued use of phosphates in automatic dishwashing detergents, the phosphorus business forecasts full capacity utilization in 1997. Profits should increase due to improved product mix and pricing gains.

Strengthening demand for FMC Foret's primary products plus additional volume from the company's new Delfzijl hydrogen peroxide facility are expected to offset the negative impact of competitive pricing in the sodium sulfate and hydrogen peroxide markets.

FMC Annual Report                                Industrial Chemicals 21

ENERGY & TRANSPORTATION EQUIPMENT
IN THE ENERGY INDUSTRY, OUR CUSTOMERS - LARGE OIL AND GAS COMPANIES - ARE DOWNSIZING AND CONSOLIDATING. THEY ARE ALSO EXPLORING AND PRODUCING IN EVER-MORE REMOTE AREAS OF THE WORLD - PRODUCTION THAT REQUIRES STATE-OF-THE-ART, DEEP-SEA TECHNOLOGY. TO MEET MARKETPLACE REQUIREMENTS, WE HAVE FOCUSED ON INTERNAL DEVELOPMENT, ACQUISITIONS AND ALLIANCES TO BUILD ON AND LEVERAGE OUR TECHNOLOGY, OUR CUSTOMER RELATIONSHIPS AND OUR GLOBAL INFRASTRUCTURE. SIMILARLY, IN OUR TRANSPORTATION EQUIPMENT BUSINESS, WE HAVE FOCUSED ON INTERNAL DEVELOPMENT AND ACQUISITIONS TO CREATE SOLE-SOURCE ALLIANCES WITH KEY CUSTOMERS.

1996 HIGHLIGHTS Energy and transportation equipment sales and earnings increased in 1996 with the addition of newly acquired businesses, stronger markets, continued gains in the subsea market and improved margins.

CEMENTING ALLIANCES IN OUR ENERGY BUSINESS FMC continued to benefit from strategic alliances we formed in 1995 with Shell Oil and Statoil, Norway's state oil company. In 1996, we worked closely with Shell to provide subsea completion equipment for its Gulf of Mexico Mensa project, the world's deepest installation at 5,300 feet below sea level. Installation is slated for mid-1997. FMC also provided subsea completion systems and surface wellhead systems for other Shell projects.

In 1996, we introduced the revolutionary Hinge-Over Subsea Template, or HOST, for Statoil, for use in oil fields in the North Sea. The building-block subsea system offers the flexibility of customization with the cost savings of standardization. Since the product's introduction in June, we've had more than 35 major orders for the system. Our work with Mobil led to our appointment as subsea systems supplier for Mobil's developments off the coast of West Africa. Through our participation in the Grand Banks Alliance, FMC also will provide subsea and floating production equipment for Petro-Canada's Terra Nova oil field, located offshore Newfoundland in Canada.

[PHOTO CAPTION]
MEASURING UP Our Smith Meter operation, a world leader in metering products and systems that measure the flow of oil and gas, built the largest system to date for a floating storage unit for Norway-based Norsk Hydro.

[PHOTO CAPTION]
GOING DEEP In alliance with Shell Offshore, FMC is providing subsea equipment for the Mensa project in the Gulf of Mexico, which will extract gas reserves from a world-record depth of 5,300 feet below sea level. Our leading-edge equipment is being installed in mid-1997.

22     Machinery & Equipment
machinery and equipment

IN MACHINERY AND EQUIPMENT, WE'VE ADDED VALUE THROUGH ACQUISITIONS IN OUR EFFORT TO BROADEN OUR ENERGY EQUIPMENT, FOOD MACHINERY AND TRANSPORTATION EQUIPMENT BUSINESSES. WE NOW OFFER EVEN STRONGER PRODUCTS, TECHNOLOGIES AND SERVICES TO MEET THE GLOBAL NEEDS OF OUR CUSTOMERS.

     Machinery and Equipment sales of $1.7 billion increased 25 percent, and profits also increased in 1996 as a result of acquisitions and strengthening market conditions in the energy equipment, food machinery and airline equipment businesses.

     We expect continued improvement in these businesses in 1997 as our acquisitions in energy and food machinery and our enhanced position with key customers in energy and airline equipment markets continue to add to sales and profits.

TAPPING SYNERGIES In their first full year as part of FMC, the Moorco businesses boosted sales for our energy equipment business, and we are benefiting from the synergies that resulted from the acquisition. In 1996, we shifted more than half of Crosby Valve's manufacturing from Wrentham, Massachusetts, to FMC's lower-cost facility in Stephenville, Texas, and we're realizing additional cost efficiencies throughout the businesses.

BUILDING PARTNERSHIPS IN AIRLINE EQUIPMENT In our transportation equipment business, our customers - major U.S. and international airlines - are consolidating and aligning to achieve greater efficiencies, lower costs and worldwide coverage. Through acquisitions and internal development, we have established a package of products that includes cargo loaders, deicers and passenger boarding bridges. We also have established sole-source alliances with Federal Express, British Airways, United Airlines, Iberia and other key airlines.

OUTLOOK Through dedicated internal development and acquisition efforts in recent years, FMC remains the only supplier that can offer global customers a package of integrated capabilities for the oil field, especially in subsea, deepwater and floating production technologies. These superior capabilities have allowed us to build long-term, sole-source alliances with key customers, which, in turn, has increased our market share, enabled ongoing technology development and increased our profit margins. Because of the long-term nature of these alliances, we expect sales and profits to remain strong in 1997 and beyond.

[PHOTO CAPTION]
ON THE MOVE From Phoenix to Chicago to London to Tokyo, United Airlines relies on key supplier FMC to provide Commander cargo loaders, as well as passenger boarding bridges and deicers, to move cargo and passengers safely and efficiently.

[PHOTO CAPTION]
A PERFECT BLEND FMC's Waugh Controls is providing equipment and services for the integrated lube oil blending facilities at Mobil Oil Nigeria's Apapa Complex.

[PHOTO CAPTION]
DEEP FREEZE With the 1996 acquisition of Sweden-based Frigoscandia Equipment, FMC's food machinery business is now the world's leading producer of industrial food freezers, such as this GYRoCOMPACT spiral freezer.


24     Machinery & Equipment

FOOD MACHINERY
IN THE FOOD PROCESSING INDUSTRY, OUR CUSTOMERS ARE GROWING LARGER TO IMPROVE THEIR COMPETITIVE POSITIONS AND GLOBALIZING TO SEIZE OPPORTUNITIES IN DEVELOPING REGIONS. TO RESPOND TO THIS CHANGING INDUSTRY, WE'VE COMPLETED KEY ACQUISITIONS THAT BROADEN OUR TECHNOLOGY AND APPLICATIONS BASE, HEIGHTEN OUR GLOBAL PRESENCE AND OPERATING SCALE, AND SERVE AS A PLATFORM FOR FUTURE GROWTH.

1996 HIGHLIGHTS Food machinery sales were higher in 1996, reflecting generally strong markets and the addition of newly acquired businesses, including a full year of sales from the 1995 FranRica acquisition, as well as contributions by the 1996 Frigoscandia acquisition.

GROWING THROUGH STRATEGIC ACQUISITIONS Following the acquisition of the FranRica tomato processing and aseptic packaging business in the last half of 1995, our food machinery business continued its quest for targeted growth in 1996. In April, we acquired Italian-based Sandei SRL, manufacturer of the world's leading small-scale tomato harvester designed for European farms. With FMC's already strong position in large-scale harvesters for the U.S. market, we're now the global leader in tomato harvesters.

In June, we acquired Swedish-based Frigoscandia Equipment, a leader in industrial freezers, fryers and ovens for food processing customers throughout the world. With half of the world's industrial freezers, Frigoscandia has captured three times the market share of its nearest competitor. FMC now participates in the rapidly growing convenience food equipment segment with Frigoscandia's Stein division, a leading producer of fryers, ovens, and battering and breading equipment, and a key supplier to the fast-food industry.

This acquisition provides FMC with enhanced capabilities: a broader array of food processing equipment and systems, a higher level of sales and service coverage, and more advanced food processing technologies.

[PHOTO CAPTION]
FRESH AND JUICY As one of the world's largest juice processing companies, Sucocitrico Cutrale Ltda. operates plants in Brazil and Florida. Here in Auburndale, Florida, FMC citrus extractors help Cutrale process up to 30 million 90-pound boxes of fruit per year. FMC extractors process 75 percent of the world's supply of orange juice.

[PHOTO CAPTION]
RIPE OPPORTUNITIES With the addition of Sandei's smaller tomato harvester used in European fields, FMC is now the world leader in tomato harvesters.

26     Machinery & Equipment

[PHOTO CAPTION]
IN PROCESS Our FranRica operation, market leader in California's tomato processing equipment market with its complete processing systems, also is moving into the citrus processing field with aseptic filling technology, an economical choice for customers.

POSITIONING OURSELVES IN THE GLOBAL MARKETPLACE The Frigoscandia acquisition extends our global reach. With sales and service in place around the world, our food machinery business is better positioned to capitalize on the trend toward globalization in the food processing industry. In the Asia-Pacific region, our fastest-growing market, we doubled sales in 1996 and expect continued strong growth in 1997.

OUTLOOK Today, FMC is one of the largest global suppliers of food processing equipment. As a larger but more focused operation, our food machinery business is a more complete provider of technological solutions to core customers in global markets and an operation capable of sustaining long-term profit growth.

FMC Annual Report                                Machinery & Equipment 27

MACHINERY AND EQUIPMENT
MANAGEMENT'S DISCUSSION AND ANALYSIS

1996 COMPARED WITH 1995
Machinery and Equipment segment sales of $1.7 billion increased 25 percent from 1995, and operating profits of $76 million in 1996 were 54 percent higher than the prior year. Increased sales resulted from acquisitions and strengthening market conditions in the energy, food machinery and transportation equipment businesses. Improved market conditions and continuing cost improvements contributed to the increased profitability.

Sales and operating profits of energy equipment were significantly higher than in 1995 as the result of increased sales in most product lines. Higher subsea equipment volume reflects sales to two major oil companies and performance under the contract with Statoil, Norway's state oil company. Partially offsetting these increases were lower sales related to projects completed or nearing completion during the year. SOFEC sales and profits in 1996 declined from 1995 levels as new projects did not fully replace those completed during the year. Sales and profits of energy equipment benefited from the inclusion of full-year results for businesses acquired in the June 1995 purchase of Moorco International Inc. and from growth in sales of loading systems to the liquefied natural gas market.

Airline equipment sales and profits increased significantly in 1996, reflecting a strong deicer season, increased shipments of Commander 15 main deck loaders, and improved sales of Jetway boarding bridges. Sales of material handling systems declined slightly in 1996, but operating profits improved due to higher international sales and margins for water treatment equipment. The company's strategic divestiture of the automotive service equipment business early in 1996 resulted in an overall decrease in sales of transportation equipment for the year. Sales of the food machinery businesses increased significantly in 1996, primarily as the result of the inclusion of FranRica for a full year and the acquisitions of Sandei in April 1996 and Frigoscandia Equipment on June 30, 1996. Sales of citrus equipment and food processing systems also improved. Operating profits declined slightly from 1995, however, as a result of incremental costs related to the acquisitions.

1995 COMPARED WITH 1994
Sales of FMC's Machinery and Equipment segment increased to $1.4 billion in 1995 from $973 million in 1994, and operating profits were up 56 percent to $49 million. These results reflect the performance of a number of newly acquired businesses, market share gains in oil field systems and ongoing cost improvements.

A significant increase in sales of energy equipment in 1995 resulted from full-year sales of businesses acquired in 1994 and the inclusion of sales of Moorco International Inc. since June 30, 1995. In addition to the increased sales resulting from the acquired businesses, significant gains occurred in petroleum equipment and systems, primarily from continued growth in subsea business in the North Sea. SOFEC also realized sales gains arising from additional volume in the floating production and storage and offloading vessel markets. Operating profits of energy equipment businesses increased slightly from 1994, reflecting increasing price competition in certain markets and the amortization of costs related to acquisitions.

Transportation equipment operations benefited from the inclusion of full-year results of Jetway Systems, acquired in May 1994, as well as increased shipments of the Commander 30 main deck loader. Operating profits for transportation equipment improved from 1994 primarily due to increased sales volumes.

Sales of food processing systems, packaging and material handling equipment, and agricultural machinery decreased in 1995 due to the divestiture of certain product lines in 1994. Operating profits of the food machinery businesses improved from 1994 primarily as a result of favorable mix and manufacturing cost savings.

OUTLOOK FOR MACHINERY AND EQUIPMENT
The order backlog for Machinery and Equipment was $923 million at December 31, 1996, compared with $545 million at the end of the prior year. A large portion of this higher backlog is based on an increase in net orders from Statoil and from the order backlog of Frigoscandia, which is included for the first time.

The Machinery and Equipment businesses expect the general economic and industry trends of 1996 to continue into 1997 for most of its product lines. Improvement in the oil field services industry is expected to continue as oil companies restructure and increase spending on outsourcing formerly internally provided services. The successful formation of alliances to improve efficiency and raise profitability for both contractors and customers is expected to benefit future performance. FMC's energy equipment business is a partner in several of these alliances and is pursuing further alliance opportunities.

The loading systems business also should grow in 1997 due to worldwide growth in liquefied natural gas receiving and export terminals. The market for transportation equipment is expected to remain strong due to a positive outlook for the airline industry in 1997. The food machinery operations see a continuation of their 1996 successes, as well as benefits from a full year of Frigoscandia operations.

28     Machinery & Equipment

DEFENSE SYSTEMS

IN DEFENSE SYSTEMS, OUR STRATEGIC FOCUS IS ON CONSOLIDATING OUR BUSINESS AND MAINTAINING PROFITS.

     Defense Systems sales of $1 billion increased 5 percent, and profits (net of minority interest) decreased in 1996.

     U.S. defense spending is at a 45-year low. Over the next several years, we expect a stagnant or slowly declining market. To preserve our future sales and profitability, our Defense Systems business continues to effect cost efficiencies, enhance our technological capabilities, work on promising programs and pursue international business opportunities.

[PHOTO CAPTION]
NEXT-GENERATION BATTLEFIELD Work continues on our contract to develop the Bradley A3, a fighting vehicle that introduces state-of-the-art computer systems for pivotal command-and-control, lethality, survivability, mobility and sustainability.

DEFENSE SYSTEMS
GIVEN THE DECLINES IN SPENDING ON DEFENSE EQUIPMENT AND RESEARCH AND DEVELOPMENT, WE HAVE CONSOLIDATED AND DOWNSIZED UNITED DEFENSE, L.P., OUR JOINT VENTURE WITH HARSCO THAT WE MANAGE. OUR MORE COST-COMPETITIVE POSITION HAS ALLOWED US TO CREATE OPPORTUNITIES AND PENETRATE NEW, PROFITABLE MARKETS THROUGH RE-MANUFACTURING, UPGRADES, PRIVATIZATION AND TECHNOLOGY.

1996 HIGHLIGHTS

UPGRADING OPPORTUNITIES We are pursuing opportunities for re-manufacturing and upgrading existing systems. By upgrading earlier models of the Bradley Fighting Vehicle, in October 1996 we introduced the latest state-of-the-art A3 configuration and fire support vehicle with high-tech electronics and software. In 1996, we also rolled out the Hercules, a rebuilt and upgraded tank recovery vehicle. And we're upgrading the M113 armored personnel carrier and the M45 naval gun system.

PROCEEDING WITH PROMISING PROGRAMS United Defense is participating in several promising programs. The Bradley family of vehicles continues as the workhorse of the U.S. Army. The Crusader, the howitzer and resupply vehicle of the future, could become a $15 billion program for the Army.

ENHANCING TECHNOLOGY For the future, technology will be the driver of new business opportunities, and we're participating in several government-funded research projects that will keep us at the forefront. We're working on a range of technologies, including composite armored vehicles, survivability systems, electric drive, electromagnetic guns and information processing.

PURSUING GLOBAL MARKETS Our international business is growing. We are delivering armored personnel carriers to Thailand and Kuwait and artillery systems to Austria; we're working with Samsung on a variety of vehicles in Korea; we're providing logistics support and will be rebuilding armored personnel carriers in Saudi Arabia through our joint venture, FMC Arabia; and our Turkish joint-venture company continues to build infantry fighting vehicles. The Armored Gun System offers potential sales to international customers.

OUTLOOK Our Defense Systems business will continue to anticipate changing market needs. To maintain profits, we'll continue to reduce costs, perform on current contracts and seek new opportunities. Our recent consolidation efforts and our tradition of leading-edge technology will position us as a capable, cost-efficient supplier for the limited defense programs into the next century.

[PHOTO CAPTION]
PRIVATE ISSUE In 1996, in concert with Hughes Missiles Systems, United Defense assumed operations of the naval repair and rebuild center that the U.S. Navy had operated in Louisville, Kentucky.

[PHOTO CAPTION]
ON A CRUSADE The engineering expertise and technology demonstrators we are producing today should give us an edge in winning full-scale production contracts for the Crusader at the turn of the century.

30     Defense Systems

DEFENSE SYSTEMS
MANAGEMENT'S DISCUSSION AND ANALYSIS

1996 COMPARED WITH 1995
Defense Systems sales of $1 billion in 1996 increased 5 percent from sales of $968 million in 1995. Operating profits, after deducting minority interest, declined to $99 million from $105 million in the prior year. Operating profits in 1995 included a gain of $12 million from the expected resolution of a legal dispute with a subcontractor, while 1996 earnings included a $7 million gain from the final determination of the related award. In March 1996, a fire destroyed the warehouse at FNSS, FMC's Turkish joint venture for the production of armored vehicles for the Turkish government. While FNSS returned to full production by year-end 1996, the lower level of production reduced royalty payments to UDLP. Dividend income from FNSS in 1996 was in line with prior-year performance.

Armament systems recorded net sales and profit gains in 1996 as the result of the shipment of 20 launcher modules, a shipment of a major component for the Seawolf submarine, higher revenue on the Crusader contract, and delivery of 328 vertical canisters for launching systems, compared with 159 in 1995. Partially offsetting these gains were reductions in naval gun sales and higher administrative and research costs.

Sales and profits were lower in 1996 for the ground systems division, largely resulting from changes in sales mix. Vehicle deliveries for the Bradley multi-year contract and the M9 vehicle program for the Marine Corps were completed in 1995, and howitzer shipments to Korea were reduced. The termination of the Armored Gun System program by the U.S. Army and reduced shipments of other armored vehicles contributed to decreased sales in 1996. Partially offsetting these reductions were revenues from the start-up of a tank recovery program early in the year and additional revenue from Bradley upgrades and development contracts and Bradley AO/A2 production.

The Paladin operation achieved full-rate production in August 1996 and delivered 85 more vehicles than in 1995. A total of 302 M109A6 howitzers have been delivered to date under the multi-year contract awarded in April 1993 for 713 vehicles, including the exercised option for 83 additional vehicles. The increased volume resulted in improved operating profits.

1995 COMPARED WITH 1994
Sales of the Defense Systems segment declined to $968 million in 1995 from $1.1 billion in 1994, and operating profits, after deducting minority interest, declined to $105 million from $114 million in 1994. The sales and related operating profit declines resulted primarily from lower volumes of Bradley Fighting Vehicles and naval weapon systems, partially offset by $84 million of increased revenue from the Crusader development contract and increases of $53 million in deliveries of Paladin self-propelled howitzers.

OUTLOOK FOR DEFENSE SYSTEMS
The order backlog of the Defense Systems segment increased to $1.6 billion at December 31, 1996, from $1.5 billion at the end of 1995. The backlog increase resulted primarily from additional options awarded for tank recovery vehicles and Bradley upgrade contracts, plus new orders for a variety of vehicles to be produced during 1997 and 1998. Funding for Paladin production also increased the 1996 backlog. Partially offsetting these new orders is a decline due to timing of Crusader funding.

Production and financial performance of FMC's Turkish joint venture are expected to fully recover in 1997 following the 1996 fire. FMC expects dividends from FNSS to be considerably lower in 1997 due to the disruption caused by the fire. Some risk for this business continues due to ongoing economic and political uncertainties that may affect the FNSS customer base.

Future U.S. government defense funding is expected to decline further and, combined with defense industry consolidations, will intensify competition for available defense funds. This competition will result in further pressure on margins as the operations work to satisfy customer needs. FMC will pursue continued initiatives aimed at improving cost performance in 1998 and beyond.

FMC Annual Report                                Defense Systems 31

GENERAL
MANAGEMENT'S DISCUSSION AND ANALYSIS

MANAGEMENT'S DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH THE COMPANY'S CONSOLIDATED FINANCIAL STATEMENTS AND ACCOMPANYING NOTES, SEGMENT DATA AND OTHER SUPPLEMENTAL INFORMATION. ADDITIONAL BACKGROUND INFORMATION ON THE COMPANY'S OPERATIONS IS PROVIDED IN THE SEGMENT DISCUSSIONS ON PAGES 10 THROUGH 31.

1996 COMPARED WITH 1995
Sales from continuing operations in 1996 were $5 billion, an increase of 12 percent from $4.5 billion in 1995. Sales both in and outside of the United States increased by a like percentage from the 1995 sales levels.

     Income from continuing operations increased to $218.1 million in 1996 from $214.0 million before special income and expense items in 1995 (restructuring and other charges of $81 million after tax, a $100 million non-taxable gain on the sale of FMC Wyoming stock and a $15.5 million write-off of acquired in-process research and development costs). Earnings from continuing operations were $5.73 per share compared with $5.68 per share in 1995 before special income and expense items. Net income per share in 1996, including discontinued operations and special income and expense items, was $5.54 compared with $5.72 in 1995.

     The net loss of $7.4 million from discontinued operations in 1996 resulted primarily from an increase in general and product liability reserves for previously divested operations, partially offset by a net gain from the sale of FMC's 80 percent interest in FMC Gold Company on July 31, 1996 (Note 3 to the consolidated financial statements).

1995 COMPARED WITH 1994
Sales in 1995 were $4.5 billion, an increase of 13 percent from 1994. Sales in the United States increased 11 percent during the year, while sales outside the United States increased 14 percent from 1994.

     Before special income and expense items, consolidated income from continuing operations in 1995 of $214.0 million, or $5.68 per share, increased 20 percent. Including these items, income from continuing operations totaled $217.5 million, or $5.77 per share.

     Net income, including special charges and discontinued operations, increased 24 percent to $215.6 million from $173.4 million in 1994. Earnings per share increased to $5.72 from $4.66.

INDUSTRY SEGMENTS
Results on a segment basis for the five years ended December 31, 1996 are presented on page 5. Segment operating profits exclude certain elements of revenue and expense as described in Note 1 to the consolidated financial statements. Management's Discussion and Analysis of segment operating performance appears on these pages following the operating highlights for each segment: Performance Chemicals on pages 16 and 17; Industrial Chemicals on page 21; Machinery and Equipment on page 28; and Defense Systems on page 31.

OTHER INFORMATION
TAXES
The effective tax rate in 1996 was 32 percent, which includes taxes provided on the sale of the company's investment in Tokai Denka Kogyo (Notes 1 and 9 to the consolidated financial statements). The effective tax rate, excluding this event, was 29 percent. For 1995, the effective tax rate was 14 percent. The company's 1995 effective tax rate, excluding the impact of restructuring and other charges (Note 3 to the consolidated financial statements) and the non-taxable gain on the sale of FMC Wyoming stock (Note 2 to the consolidated financial statements), was 29 percent. In 1994, the effective tax rate was 33 percent. The effective tax rates in 1996, 1995 and 1994 were lower than the U.S. statutory rate primarily as a result of depletion, foreign sales corporation benefits and income from foreign operations taxed at rates lower than the U.S. statutory rate.

RESTRUCTURING AND OTHER CHARGES
FMC recorded restructuring and other charges of $35 million ($20 million after tax) in the third quarter of 1995 covering asset writedowns and related exit liabilities for the expected shift in 1997 of its lithium-based production from North Carolina to its new lower-cost, higher quality mineral resource in Argentina. Other charges of $17 million ($10 million after tax) related primarily to asset impairments. In addition, the company increased its environmental reserves by $82.5 million, or $51 million after tax, as part of its ongoing assessment of sites with known environmental issues. See Notes 3 and 14 to the consolidated financial statements for further discussions of the restructuring and environmental reserves.

ENVIRONMENTAL
FMC, like other industrial manufacturers, is involved with a variety of environmental matters in the ordinary course of conducting its business that are subject to federal, state and local environmental laws. FMC feels strongly about its responsibility to protect the environment, public health and employee safety. This includes cooperating with other parties to resolve issues created by past and present handling of wastes. When issues arise, including notices from the Environmental Protection Agency, or other government agencies, identifying FMC as a Potentially Responsible Party, the company uses multifunctional advisory teams comprising environmental, legal, financial and communications management to ensure that the company's actions are consistent with its responsibilities to the environment and public health, as well as to employees and shareholders.

     Additional information regarding the company's environmental accounting policies and potential environmental liability (including additional amounts recorded in 1995) is included in Note 1 and Note 14, respectively, to the company's consolidated financial statements. Information regarding environmental obligations associated with the company's discontinued operations is included in Note 3 to the consolidated financial statements. Estimates of 1997 environmental spending are included under Liquidity and Capital Resources.

32     Management's Discussion and Analysis

LIQUIDITY AND CAPITAL RESOURCES
Total cash and cash equivalents at December 31, 1996 and 1995 were $74.8 million and $70.9 million, respectively. At December 31, 1996, the company had total borrowings of $1.8 billion, up from $1.4 billion at December 31, 1995. The increase in debt reflects cash required for capital expenditures and acquisitions, as well as working capital requirements related to increased sales. Advances under uncommitted facilities of $360 million, up from $201 million at December 31, 1995, senior debentures of $100 million issued in July 1996, and commercial paper borrowings represent the primary sources of the additional debt. Commercial paper with an aggregate maturity value of $391 million was outstanding at December 31, 1996, compared with $275 million in 1995.

     The company also has $750 million in committed credit facilities consisting of a $300 million, 364-day non-amortizing revolving credit agreement due in December 1997, and a $450 million, five-year non-amortizing revolving credit agreement due in December 2001. At December 31, 1996, no amounts were outstanding under these credit facilities. See Note 8 to the consolidated financial statements for a further discussion of debt.

     In 1995, the company filed a universal shelf registration under which $500 million of debt and/or equity securities may be publicly offered. In July 1996, the company issued $100 million of 7.75% senior debentures for net proceeds of $98.2 million. In January 1997, the company registered $400 million of medium-term debt securities under the 1995 universal shelf registration. On January 29, 1997 the company issued $45 million of medium-term notes due February 2007, for net proceeds of $44.7 million, which were used to retire short-term borrowings.

     Cash generated from operations in 1997 and available credit facilities are expected to be sufficient to meet operating needs, fund capital expenditures and acquisitions, and meet debt service requirements for the year. Expected cash requirements for 1997 include approximately $300 million to $400 million for planned capital expenditures and acquisitions, including approximately $34 million for capital projects related to environmental control facilities. Projected 1997 spending also includes approximately $50 million for environmental compliance at current operating sites, plus approximately $30 million of remediation spending and $15 million for study costs at current operating, previously operated and other sites.

     Total working capital of $172 million at December 31, 1996 increased by $163 million compared with 1995. The increase is primarily due to higher trade receivables and inventories as a result of increased sales volumes and acquisitions, partially offset by higher short-term debt levels. Working capital decreased to $9 million at December 31, 1995 from $125 million at December 31, 1994, primarily as a result of higher short-term debt levels, which more than offset increased current assets.

     An increase in other non-current assets from $145 million at December 31, 1995 to $204 million at December 31, 1996 resulted primarily from the capitalization of certain manufacturing start-up costs and certain costs related to the development of internal-use software in 1996 and 1995. See Note 1 to the consolidated financial statements.

DIVIDENDS
No dividends were paid in 1996, 1995 and 1994, and no dividends are expected to be paid in 1997.

FMC Annual Report                 Management's Discussion and Analysis 33

CONSOLIDATED STATEMENTS OF INCOME

(In millions, except per share data)                   Year ended December 31
                                                   ----------------------------
                                                         1996      1995      1994
----------------------------------------------------------------------------------
Revenue
Sales                                                 $4,969.4  $4,450.8  $3,949.9
Other revenue                                            111.2      56.9      39.4
----------------------------------------------------------------------------------
Total revenue                                          5,080.6   4,507.7   3,989.3
----------------------------------------------------------------------------------
Costs and expenses
Cost of sales                                          3,726.0   3,267.3   2,874.0
Selling, general and administrative expenses             692.7     631.3     568.4
Research and development                                 189.4     187.8     166.8
Restructuring and other charges (Note 3)                    --     134.5        --
----------------------------------------------------------------------------------
Total costs and expenses                               4,608.1   4,220.9   3,609.2
----------------------------------------------------------------------------------
Income from continuing operations before minority
  interests, net interest expense, gain on sale of
  FMC Wyoming stock and income taxes                     472.5     286.8     380.1
----------------------------------------------------------------------------------
Minority interests                                        56.9      58.7      61.3
Interest income                                           10.1       9.4       7.0
Interest expense                                         103.1      84.0      64.1
Gain on sale of FMC Wyoming stock (Note 2)                  --      99.7        --
----------------------------------------------------------------------------------
Income from continuing operations before income taxes    322.6     253.2     261.7
Provision for income taxes (Note 9)                      104.5      35.7      85.5
----------------------------------------------------------------------------------
Income from continuing operations                        218.1     217.5     176.2
Discontinued operations, net of income taxes (Note 3)     (7.4)     (1.9)     (2.8)
----------------------------------------------------------------------------------
Net income                                            $  210.7  $  215.6  $  173.4
==================================================================================
Earnings (loss) per common share (Note 1)
Continuing operations                                 $   5.73  $   5.77  $   4.73
Discontinued operations (Note 3)                         (0.19)    (0.05)    (0.07)
----------------------------------------------------------------------------------
Net income                                            $   5.54  $   5.72  $   4.66
==================================================================================

See notes to consolidated financial statements.


34     Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS

(In millions, except share and per share data)         December 31
                                                    ------------------
                                                      1996      1995
----------------------------------------------------------------------
Assets
Current assets
Cash and cash equivalents                           $   74.8  $   70.9
Trade receivables, net of allowances of $10.9 in
  1996 and $11.3 in 1995                             1,001.9     832.9
Inventories (Note 4)                                   835.3     600.2
Other current assets                                   194.3     178.3
Deferred income taxes (Note 9)                          86.8      98.5
----------------------------------------------------------------------
Total current assets                                 2,193.1   1,780.8
Investments                                             59.4      98.4
Net assets of discontinued operation (Note 3)             --      86.0
Property, plant and equipment, net (Note 7)          1,959.3   1,705.7
Goodwill and intangible assets (Note 2)                498.8     345.6
Other assets                                           204.0     144.9
Deferred income taxes (Note 9)                          75.2      71.1
----------------------------------------------------------------------
Total assets                                        $4,989.8  $4,232.5
======================================================================
Liabilities and Stockholders' Equity
Current liabilities
Short-term debt (Note 8)                            $  555.6  $  420.8
Accounts payable, trade and other                      886.0     835.6
Accrued payroll                                        140.6     109.4
Other current liabilities                              359.9     302.4
Current portion of long-term debt (Note 8)              10.4      29.8
Current portion of accrued pension and other
  postretirement benefits (Notes 12 and 13)             17.9      36.4
Income taxes payable (Note 9)                           51.0      37.7
----------------------------------------------------------------------
Total current liabilities                            2,021.4   1,772.1
Long-term debt, less current portion (Note 8)        1,268.4     974.4
Accrued pension and other postretirement benefits,
 less current portion (Notes 12 and 13)                276.5     284.6
Reserve for discontinued operations (Note 3)           191.4     168.3
Other liabilities                                      236.9     261.2
Minority interests in consolidated companies           139.4     118.4
Commitments and contingent liabilities
  (Notes 14 and 15)
----------------------------------------------------------------------
Stockholders' equity (Note 11)
Preferred stock, no par value, authorized
  5,000,000 shares; no shares issued in 1996 or 1995      --        --
Common stock, $0.10 par value, authorized 60,000,000
  shares; issued 37,480,854 shares in 1996 and
  37,024,187 shares in 1995                              3.7       3.7
Capital in excess of par value of capital stock        120.1      99.7
Retained earnings                                      806.8     596.1
Foreign currency translation adjustment (Note 5)       (65.5)    (36.8)
Treasury stock, common, at cost; 300,427 shares in
1996 and 300,447 shares in 1995                         (9.3)     (9.2)
----------------------------------------------------------------------
Total stockholders' equity                             855.8     653.5
----------------------------------------------------------------------
Total liabilities and stockholders' equity          $4,989.8  $4,232.5
======================================================================


See notes to consolidated financial statements.

FMC Annual Report                 Consolidated Financial Statements 35

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions)                                                                    Year ended December 31
                                                                              ---------------------------
                                                                                1996      1995      1994
---------------------------------------------------------------------------------------------------------
Reconciliation from income from continuing operations to cash provided (required) by operating activities of continuing operations
Income from continuing operations                                             $ 218.1   $ 217.5   $ 176.2
Adjustments to reconcile income from continuing operations to cash provided
     (required) by operating activities of continuing operations:
     Restructuring and other charges (Note 3)                                      --     134.5        --
     Gain on sale of FMC Wyoming stock (Note 2)                                    --     (99.7)       --
     Depreciation and amortization                                              254.2     227.0     213.4
     Deferred income taxes                                                       52.0      (3.7)     30.3
     Minority interests                                                          56.9      58.7      61.3
     Other                                                                       (4.8)     (2.9)     (4.8)
Changes in operating assets and liabilities:
     Trade receivables                                                         (167.9)   (186.8)    (62.9)
     Inventories                                                               (234.3)   (208.8)    (44.4)
     Other current assets and other assets                                     (248.5)   (343.0)    (28.9)
     Accounts payable, accrued payroll, other current liabilities and
       other liabilities                                                        129.7     199.9      94.1
     Income taxes payable                                                        (3.3)    (15.2)    (31.4)
     Restructuring reserve                                                      (14.7)    (48.5)    (72.2)
     Accrued pension and other postretirement benefits, net                     (34.2)     (9.9)    (13.5)
---------------------------------------------------------------------------------------------------------
Cash provided (required) by operating activities of continuing operations         3.2     (80.9)    317.2
---------------------------------------------------------------------------------------------------------
Cash provided (required) by discontinued operations                              77.8     (62.0)    (69.6)
---------------------------------------------------------------------------------------------------------
Cash provided (required) by investing activities:
     Capital spending                                                          (533.0)   (525.0)   (297.9)
     Disposal of property, plant and equipment                                   61.1      29.5      18.7
     Decrease (increase) in investments                                          35.4      49.5     (55.8)
---------------------------------------------------------------------------------------------------------
Cash required by investing activities                                          (436.5)   (446.0)   (335.0)
---------------------------------------------------------------------------------------------------------
Cash provided (required) by financing activities:
     Net increase (decrease) in short-term debt                                 127.0      79.5      (1.9)
     Net proceeds from issuance of commercial paper                              94.7     272.3        --
     Net increase under credit facilities                                        84.2      89.0     161.0
     Increase in other long-term debt                                           112.4      18.5     142.6
     Repayment of other long-term debt                                          (37.5)    (49.4)   (130.0)
     Proceeds from sale of FMC Wyoming stock (Note 2)                              --     171.8        --
     Distributions to minority partners                                         (44.9)    (37.8)    (70.0)
     Issuance of capital stock, net                                              20.3       9.2      10.5
---------------------------------------------------------------------------------------------------------
Cash provided by financing activities                                           356.2     553.1     112.2
---------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash and cash equivalents                      3.2       8.5      (4.0)
---------------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents                                  3.9     (27.3)     20.8
---------------------------------------------------------------------------------------------------------
Cash and cash equivalents, beginning of year                                     70.9      98.2      77.4
---------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                                        $  74.8   $  70.9   $  98.2
=========================================================================================================

Supplemental cash flow information:

The company considers investments in all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. Cash flows from hedging contracts are reported in the statements of cash flows in the same categories as the cash flows from the transactions being hedged. Income taxes paid, net of refunds, were $47.1 million, $29.4 million and $63.1 million for 1996, 1995 and 1994, respectively. Interest payments, excluding amounts capitalized (Note 1), for 1996, 1995 and 1994 were $94.9 million, $76.3 million and $68.3 million, respectively.

See notes to consolidated financial statements.

36     Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(In millions)                                Common     Capital                  Foreign
                                       stock, $0.10   in excess   Retained      currency   Treasury
                                          par value      of par   earnings   translation      stock
---------------------------------------------------------------------------------------------------
Balance December 31, 1993                      $3.6      $ 79.6     $207.1       $(64.7)     $(8.7)
Net income                                                           173.4
Stock options exercised (Note 10)               0.1        10.8
Purchase of treasury shares                                                                   (0.4)
Translation adjustment (Note 5)                                                    15.8
---------------------------------------------------------------------------------------------------
Balance December 31, 1994                       3.7        90.4      380.5        (48.9)      (9.1)
Net income                                                           215.6
Stock options exercised (Note 10)                           9.3
Purchase of treasury shares                                                                   (0.1)
Translation adjustment (Note 5)                                                    12.1
---------------------------------------------------------------------------------------------------
Balance December 31, 1995                       3.7        99.7      596.1        (36.8)      (9.2)
Net income                                                           210.7
Stock options exercised (Note 10)                          20.4
Purchase of treasury shares                                                                   (0.1)
Translation adjustment (Note 5)                                                   (28.7)
---------------------------------------------------------------------------------------------------
Balance December 31, 1996                      $3.7      $120.1     $806.8       $(65.5)     $(9.3)
===================================================================================================

See notes to consolidated financial statements.


FMC Annual Report                      Consolidated Financial Statements 37

GEOGRAPHIC SEGMENT INFORMATION


Sales                                                Year ended December 31
------------------------------------------------------------------------------
(In millions)                                       1996      1995      1994
------------------------------------------------------------------------------
Third party sales (from origination of sale)
------------------------------------------------------------------------------
United States                                     $3,523.7  $3,211.0  $3,023.9
Latin America and Canada                             203.8     179.8     159.6
Europe                                             1,084.9     947.3     693.5
Asia, Africa & others                                157.0     112.7      72.9
------------------------------------------------------------------------------
                                                   4,969.4   4,450.8   3,949.9
------------------------------------------------------------------------------
Intersegment sales
------------------------------------------------------------------------------
United States                                        193.7     151.2     111.5
Latin America and Canada                              12.6      10.1      10.9
Europe                                               113.3      92.2      92.3
Asia, Africa & others                                 27.3      22.1      11.4
Eliminations                                        (346.9)   (275.6)   (226.1)
------------------------------------------------------------------------------
Total sales                                       $4,969.4  $4,450.8  $3,949.9
==============================================================================
Income from continuing operations before
  income taxes                                       Year ended December 31
------------------------------------------------------------------------------
(In millions)                                       1996      1995      1994
------------------------------------------------------------------------------
United States                                       $364.6    $323.9    $300.8
Latin America and Canada                              19.7      21.3      13.7
Europe                                               119.1     121.5      99.1
Asia, Africa & others                                 12.2       4.2       1.4
------------------------------------------------------------------------------
Operating profit from continuing operations          515.6     470.9     415.0
Restructuring and other charges (Note 3)                --    (150.0)       --
Gain on sale of FMC Wyoming stock (Note 2)              --      99.7        --
Net interest expense                                 (93.0)    (74.6)    (57.1)
Corporate and other                                  (91.3)    (99.0)   (105.9)
Other income and (expense), net                       (8.7)      6.2       9.7
------------------------------------------------------------------------------
Total                                               $322.6    $253.2    $261.7
==============================================================================
Identifiable assets                                        December 31
------------------------------------------------------------------------------
(In millions)                                       1996      1995      1994
------------------------------------------------------------------------------
United States                                     $3,189.9  $2,735.7  $2,074.2
Latin America and Canada                             329.9     208.1     156.2
Europe                                             1,153.0     900.2     676.0
Asia, Africa and others                              125.1      87.1      64.8
------------------------------------------------------------------------------
Subtotal                                           4,797.9   3,931.1   2,971.2
Corporate and other                                  191.9     215.4     258.9
------------------------------------------------------------------------------
Continuing operations                              4,989.8   4,146.5   3,230.1
Net assets of discontinued operation                    --      86.0      41.9
------------------------------------------------------------------------------
Total                                             $4,989.8  $4,232.5  $3,272.0
==============================================================================
U.S. Export Sales to Unaffiliated Customers by
Destination of Sale                                  Year ended December 31
------------------------------------------------------------------------------
(In millions)                                       1996      1995      1994
------------------------------------------------------------------------------
Latin America and Canada                            $271.1    $211.8    $192.7
Europe                                               108.8     100.2     115.7
Asia, Africa and others                              564.7     588.2     668.6
------------------------------------------------------------------------------
Total                                               $944.6    $900.2    $977.0
==============================================================================


38     Consolidated Financial Statements

OTHER SUPPLEMENTAL INFORMATION


QUARTERLY FINANCIAL INFORMATION (UNAUDITED)
---------------------------------------------------------------------------------------------------------------------------
(In millions, except per share and common stock data)        1996                                    1995
---------------------------------------------------------------------------------------------------------------------------
                                               1st       2nd       3rd       4th       1st       2nd       3rd       4th
                                               Qtr.      Qtr.      Qtr.      Qtr.      Qtr.      Qtr.      Qtr.      Qtr.
---------------------------------------------------------------------------------------------------------------------------
Sales                                        $1,094.3  $1,250.7  $1,261.6  $1,362.8  $1,006.6  $1,118.6  $1,141.2  $1,184.4
Income (loss) from continuing operations
  before minority interests, net interest
  expense, gain on sale of FMC Wyoming
  stock and income taxes                     $  126.1  $  114.0  $  120.8  $  111.6  $  112.8  $  138.7  $  (33.8) $   69.1
Income (loss) from discontinued operations,
  net of income taxes                        $   (1.6) $   (1.1) $   (4.7) $     --  $   (3.4) $   (1.3) $   (0.5) $    3.3
---------------------------------------------------------------------------------------------------------------------------
Net income                                   $   55.2  $   56.3  $   54.6  $   44.6  $   52.4  $   77.7  $   57.1  $   28.4
Net income per share                         $   1.45  $   1.48  $   1.44  $   1.17  $   1.40  $   2.06  $   1.51  $   0.75
---------------------------------------------------------------------------------------------------------------------------
Common stock prices:
  High                                       $ 76 1/4  $ 76      $ 67 7/8  $ 77 3/4  $ 60 5/8  $ 67 1/4  $ 79 1/2  $ 75 3/8
  Low                                        $ 67 1/4  $ 62 1/4  $ 62 3/4  $ 64 1/2  $ 57 3/8  $ 59      $ 67      $ 67 1/4
===========================================================================================================================

Quarterly earnings per common share may differ from full-year amounts due to changes in the number of shares outstanding during the year.

OTHER INDUSTRY SEGMENT INFORMATION

----------------------------------------------------------------------------------------------------------------
                                                               Depreciation                  Research and
                            Capital expenditures             and amortization          development expenditures
----------------------------------------------------------------------------------------------------------------
                           Year ended December 31         Year ended December 31        Year ended December 31
----------------------------------------------------------------------------------------------------------------
(In millions)             1996      1995      1994      1996      1995       1994      1996      1995      1994
----------------------------------------------------------------------------------------------------------------
Performance Chemicals    $219.0    $143.3    $ 65.7    $ 59.3    $ 59.4     $ 55.5    $113.1    $109.2    $ 94.3
Industrial Chemicals      167.5     205.1     128.6      91.6      75.2       71.3      20.4      16.2      16.2
Machinery and Equipment    87.5     132.2      76.3      57.9      45.6       34.2      41.5      49.0      29.6
Defense Systems            20.9      24.2      18.2      30.8      31.4       33.9      12.9      12.4      16.3
Corporate                  38.1      20.2       9.1      14.6      15.4       18.5       1.5       1.0      10.4
----------------------------------------------------------------------------------------------------------------
Total                    $533.0    $525.0    $297.9    $254.2    $227.0      $213.4   $189.4    $187.8    $166.8
================================================================================================================

Descriptions of the company's industry segments are on pages 10 through 31 of this annual report. Sales, income from continuing operations before income taxes and identifiable assets by industry segment are on page 5.

Research and development expenditures in 1995 for the Machinery and Equipment segment include a $15.5 million write-off of acquired in-process research and development related to the Moorco International Inc. acquisition (Note 2).

Sales to various agencies of the U.S. government aggregated $851.2 million, $706.5 million and $618.3 million in 1996, 1995 and 1994, respectively. These sales were made primarily by the Defense Systems segment.

ORDER BACKLOG (UNAUDITED)             Year ended December 31
---------------------------------------------------------------
(In millions)                        1996      1995      1994
---------------------------------------------------------------
Machinery and Equipment            $  923.0  $  545.0  $  480.0
Defense Systems                     1,565.1   1,495.0   1,412.3
---------------------------------------------------------------
Total                              $2,488.1  $2,040.0  $1,892.3
===============================================================

Backlogs are not reported for Industrial Chemicals or Performance Chemicals due to the nature of these businesses.

FMC Annual Report                 Consolidated Financial Statements 39

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

     Restatements and reclassifications. As described further in Note 3, during 1996 the company divested its interest in FMC Gold Company. In connection with the divestiture, the operations constituting the Precious Metals segment have been accounted for as a discontinued operation, and all prior period financial statements and disclosures presented herein have been restated for comparative purposes.

     Certain prior period balances have been reclassified to conform with the current period's presentation.

     Investments. Investments in companies in which ownership interests are 50 percent or less and FMC exercises significant influence over operating and financial policies are accounted for using the equity method after eliminating the effects of any material intercompany transactions. All other investments are carried at their fair values or at cost if appropriate.

     During the fourth quarter of 1996, FMC sold its 27 percent interest in Tokai Denka Kogyo, a Japanese hydrogen peroxide venture, resulting in a gain of $24 million ($6.5 million after tax).

     Dividends received from affiliates were $3.7 million in 1996 ($5.3 million in 1995 and $9.4 million in 1994). Dividends included in other revenue from other investments were $28.3 million, $21.7 million and $13.0 million in 1996, 1995 and 1994, respectively.

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

     Inventory costs include those directly attributable to products prior to sale, as well as all manufacturing overhead.

     Revenue recognition for contracts-in-progress. Sales are recorded under most production contracts as deliveries are made. Sales under cost reimbursement contracts for research, engineering, prototypes, repair and maintenance, and certain production contracts are recorded as costs are incurred and include estimated fees in the proportion that costs incurred to date bear to total estimated costs. The fees under certain government contracts may be increased or decreased in accordance with cost or performance incentive provisions. Such awards or penalties are recognized at the time the amounts can be reasonably determined. Losses are provided for contracts-in-progress in the period in which such losses become probable.

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

     The company periodically evaluates the recoverability of property, plant and equipment net book values, particularly in the case of a change in business circumstances or other triggering events, based on expectations of future undiscounted cash flows for the asset or group of assets. The company believes that no material impairment of long-lived assets existed at December 31, 1996 or 1995.

     Capitalized interest. Interest costs of $15.5 million ($10.2 million in 1995 and $2.7 million in 1994) associated with the construction of certain capital assets have been capitalized as part of the cost of those assets and are being amortized over their estimated useful lives.

40     Notes to Consolidated Financial Statements

     Deferred costs. Pre-operating and start-up costs directly related to and incurred in the start-up phase of major new manufacturing facilities are deferred and amortized over a five-year period. The company also capitalizes certain costs related to the development of software for internal use. Such costs are amortized over periods not exceeding the expected life of software technology (three to seven years). Recoverability of deferred costs is assessed on an ongoing basis and writedowns to net realizable value are recorded as necessary. The deferred start-up costs and capitalized software costs are components of other assets, which also includes anticipated environmental recoveries, bond discounts and other deferred charges.

     Goodwill and intangible assets. Goodwill and identifiable intangible assets (such as trademarks) are amortized on a straight-line basis over their estimated useful or legal lives, not exceeding 40 years. At each balance sheet date, the company evaluates the recoverability of goodwill based on expectations of future undiscounted cash flows for each operation having a significant goodwill balance. Based on its analysis, the company believes that no material impairment of recorded goodwill existed at December 31, 1996 or 1995.

     Accounts payable. Amounts advanced by customers as deposits on orders not yet billed and progress payments on contracts-in-progress are recorded as accounts payable ($344.1 million at December 31, 1996 and $254.5 million at December 31, 1995).

     Income taxes. Current income taxes are provided on income reported for financial statement purposes adjusted for transactions that do not enter into the computation of income taxes payable. Deferred tax liabilities and assets are recognized for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Income taxes are not provided for the equity in undistributed earnings of foreign subsidiaries or affiliates when it is management's intention that such earnings will remain invested in those companies. Taxes are provided in the year the dividend payment is received or when the decision is made to repatriate the earnings.

     Foreign currency translation. Assets and liabilities of most foreign operations are translated at exchange rates in effect at year-end, and income statements are translated at the average monthly exchange rates prevailing during the year. These translation gains and losses are accumulated in a separate component of stockholders' equity until the foreign entity is sold or liquidated. For operations in highly inflationary countries and where the local currency is not the functional currency, inventories, property, plant and equipment, and other noncurrent assets are converted to U.S. dollars at historical exchange rates, and all gains or losses from conversion to U.S. dollars are included in net income.

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

     Earnings per common share. Earnings per common share are computed by dividing net income by the weighted average number of shares of common stock outstanding during the year (38,058,000 in 1996, 37,721,000 in 1995 and 37,195,000 in 1994).

     Segment information. Segment operating profit from continuing operations is defined as total revenue less operating expenses. The following items have been excluded in computing segment operating profit: general corporate income and expense, non-operating interest income and expense, income taxes, significant gains or losses on abnormal retirements of assets, restructuring and other charges, the 1995 gain on the sale of FMC Wyoming stock (Note 2), LIFO inventory adjustments and other income and expense items. Identifiable assets by industry segment are those assets that are used by or attributable to segment operations. Corporate assets are principally cash and cash equivalents, LIFO reserves, deferred income tax benefits and property and equipment.

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

     Estimated obligations to remediate sites that involve the Environmental Protection Agency ("EPA"), or equivalent government agencies, are generally accrued no later than when a Record of Decision, or equivalent, is issued, or upon completion of a Remedial Investigation/Feasibility Study ("RI/FS") that is accepted by FMC and the appropriate government agency or agencies. Estimates are reviewed quarterly by the company's Environment, Health, Safety and Toxicology organization, as well as financial and legal management and, if necessary, adjusted as additional information becomes available. The estimates can change substantially as additional information becomes available regarding the nature or extent of site contamination, required remediation methods, and other actions by or against governmental agencies or private parties.

FMC Annual Report            Notes to Consolidated Financial Statements 41

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

     In calculating and evaluating the adequacy of its environmental reserves, the company has taken into account the joint and several liability imposed by the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") and the analogous state laws on all PRPs and has considered the identity and financial condition of each of the other PRPs at each site to the extent possible. The company has also considered the identity and financial condition of other third parties from whom recovery is anticipated, as well as the status of the company's claims against such parties. In general, the company is aware of a degree of uncertainty in disputes regarding the financial contribution by certain named PRPs, which is common to most multiparty sites. Although the company is unable to forecast the ultimate contributions of PRPs and other third parties with absolute certainty, the degree of uncertainty with respect to each party is taken into account when determining the environmental reserve by adjusting the reserve to reflect the facts and circumstances on a site-by-site basis. The company believes that recorded recoveries related to PRPs are realizable in all material respects. Recoveries, excluding those relating to discontinued operations, are recorded in other assets and those relating to discontinued operations are recorded in the reserve for discontinued operations.

     Accounting standards adopted. The company adopted Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," on January 1, 1996. The adoption of this standard, which establishes criteria for recognizing, measuring and disclosing impairments of long-lived assets, did not have a material impact on the company's consolidated financial position or results of operations at the date of adoption or during 1996.

     The company adopted SFAS No. 123, "Accounting for Stock-Based Compensation," on January 1, 1996. As permitted under SFAS No. 123, the company is continuing its current accounting for employee stock-based compensation plans in accordance with Accounting Principles Board Opinion No. 25, and has provided disclosures required by SFAS No. 123 in
Note 10.


NOTE 2 BUSINESS COMBINATIONS

Acquisitions. In June 1996, FMC acquired all of the common shares of Frigoscandia Equipment Holding AB ("Frigoscandia"), a wholly owned subsidiary of ASG AB, for approximately $165 million plus acquisition costs and debt assumed. Frigoscandia is a leading worldwide manufacturer of industrial freezers, ovens, fryers and other equipment for the food processing industry. Frigoscandia's operations are included in the company's Machinery and Equipment segment.

     In conjunction with the acquisition of Frigoscandia, goodwill and other intangible assets of $164.4 million were recorded during 1996.

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

     On September 20, 1995, the company acquired the assets of FR Manufacturing Corporation, a wholly owned subsidiary of Bridge Atlantic Corporation, for $15.7 million in cash. The acquired business is a full-line, global supplier of tomato processing equipment and aseptic systems sold under the FranRica trade name. The operations are included in the company's Machinery and Equipment segment.

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

     The company also completed a number of other smaller acquisitions and joint ventures during the years ended December 31, 1996, 1995 and 1994.

     The purchase prices for all the aforementioned acquisitions were satisfied from cash flow from operations and short-term and long-term financing. The company's 1996 acquisitions did not have a material pro forma impact on the company's consolidated results of operations.

42     Notes to Consolidated Financial Statements

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


NOTE 3 DISCONTINUED OPERATIONS AND RESTRUCTURING

Discontinued operations. On July 15, 1996, FMC's management approved a plan to dispose of shares of FMC Gold Company through a secondary offering of substantially all of FMC's interest following a reincorporation of FMC Gold Company in Canada. In connection with the approval of the plan of disposal, beginning in the second quarter of 1996, the operations constituting the Precious Metals segment have been accounted for as a discontinued operation. Prior period consolidated financial statements presented herein have been restated for comparative purposes.

     The reincorporation and an offering of a 72 percent interest in FMC Gold Company, which was held by FMC, were completed on July 31, 1996. An option on the part of the underwriters to purchase the remaining 8 percent interest held by FMC was executed on August 9, 1996. A small number of shares not covered by the underwriting agreement were also sold at the market. FMC received gross cash proceeds, including a dividend of $0.02 per share, of $108.4 million, plus rights to receive the second installment under installment receipts totaling $107.5 million due July 31, 1997. During August 1996, FMC collected $3.4 million of those rights and sold the balance of $104.1 million to Bank of Nova Scotia for $98.9 million in cash. Cash proceeds were used to repay intercompany loans, accrued interest and other amounts owing to FMC Gold Company totaling $79.2 million at July 31, 1996. Transaction and other related costs aggregating $23.3 million, including certain taxes on behalf of FMC Gold Company's minority shareholders, were paid from proceeds or accrued pending payment.

     The sale is subject to recourse (not to exceed Cdn$42.7 million) to the extent the final installment payments of Cdn$2.50 per share are not paid to Bank of Nova Scotia by the purchasers thereof. Such installment obligations are secured by stock of Meridian Gold Inc.

     After deducting transaction costs and FMC's investment in FMC Gold Company and establishing reserves for sale-related liabilities, FMC recorded a pretax gain of $9.4 million on the disposal of FMC Gold Company. A net tax benefit of $10.3 million on the gain includes the reversal of previously recorded valuation allowances, which are no longer required, related to certain deferred tax assets arising from the Precious Metals business.

     Sales of the Precious Metals segment for the seven-month period ended July 31, 1996 and the years ended December 31, 1995 and 1994 were $41.3 million, $59.0 million and $60.9 million, respectively.

     In the third quarter of 1996, the company also recorded a discontinued operations charge of $39.0 million ($23.4 million after tax) to increase reserves related to operations discontinued by the company between 1976 and 1984. These additional reserves resulted primarily from an increase in the company's most recent actuarially-determined estimate of product liability and in other potential claims principally related to the discontinued Construction Equipment and Chlor-Alkali businesses.

     The company's results of discontinued operations for the year ended December 31, 1996 are comprised of the following, in millions:

-----------------------------------------------------------
(Loss) from operations of Precious Metals
  segment through July 31, 1996 (net of income
  tax benefit of $1.8)                              $ (3.7)
Gain on disposal of FMC Gold Company
  (net of income tax benefit of $10.3)                19.7
Provision for liabilities related to previously
  discontinued operations (net of income tax
  benefit of $15.6)                                  (23.4)
-----------------------------------------------------------
Discontinued operations, net of income taxes        $ (7.4)
===========================================================

     Disposal of all assets related to discontinued operations has been completed in accordance with plans adopted within one year of the measurement dates. In addition to the 1996 sale of FMC Gold Company, residual liabilities relate to operations discontinued between 1976 and 1984--primarily Film, Fiber, Power Transmission and the Construction Equipment businesses. Most residual liabilities are of a long-term nature and will be settled over a number of years. Liabilities remaining with FMC total approximately $191 million at December 31, 1996 ($168 million at December 31, 1995) and are comprised of: $47 million (net of approximately $70 million in anticipated third party recoveries) for environmental remediation and study obligations, most of which relate to former chemical plant sites; $68 million for product liability and other potential claims principally related to the discontinued Construction Equipment group; $72 million for retiree benefits provided to employees of former chemical businesses and the Construction Equipment group; and $4 million related to the sale of FMC Gold Company.

FMC Annual Report            Notes to Consolidated Financial Statements 43

The company uses actuarial methods, to the extent practicable, to monitor the adequacy of product liability and retiree benefit reserves on an ongoing basis. The environmental liabilities are subject to the environmental accounting and review practices described in Notes 1 and
14. While the amounts required to settle the company's liabilities for discontinued operations could ultimately differ materially from the estimates used as a basis for recording these liabilities, management believes that changes in estimates or required expenditures for any individual cost component will not have a material adverse impact on the company's liquidity or financial condition in any single year and that, in any event, such costs will be satisfied over many years. Spending in 1996, 1995 and 1994, respectively, included $9 million, $11 million and $15 million for environmental, net of recoveries; $8 million, $5 million and $14 million for product liability; and $3 million, $6 million and $6 million for retiree benefits.

     Restructuring and other charges. FMC recorded pretax restructuring and other charges of $35 million ($20 million after tax, or $0.53 per share) in the third quarter of 1995 covering asset writedowns and related exit liabilities for the expected shift in 1997 of lithium-based production from North Carolina to a new lower-cost, higher-quality mineral resource in Argentina. Charges of $17 million ($10 million after tax, or $0.27 per share) related primarily to asset impairments, and the company recorded $82.5 million ($50.7 million after tax, or $1.34 per share) of additional environmental reserves (Note 14). In addition, FMC wrote off $15.5 million ($0.41 per share) of acquired in-process research and development costs with no associated tax benefit (Note 2), which was charged to research and development expense. Except for environmental reserves (Note 14), remaining accruals related to restructuring and other charges are not significant at December 31, 1996.


NOTE 4 INVENTORIES

Inventories are recorded at the lower of cost or market value. The current replacement cost of inventories exceeded their recorded values by approximately $310.7 million at December 31, 1996 and $300.1 million at December 31, 1995. Inventories at December 31, 1996 included approximately $388.3 million ($218.8 million at December 31, 1995) of inventoried costs relating to contracts-in-progress.

     During 1996 and 1995, there were no reductions in LIFO inventories that were carried at lower than prevailing costs. LIFO inventory reductions increased pretax income from continuing operations by $3.7 million in 1994.


NOTE 5 FOREIGN CURRENCY

Net income for 1996, 1995 and 1994 included aggregate foreign currency gains of $2.3 million and $0.2 million and losses of $11.1 million, respectively. European currencies were mixed against the U.S. dollar in 1996. The Japanese yen and Mexican peso continued their 1995 weakening trend during 1996. The primary component of the 1994 loss of $11.1 million relates to the devaluation of the Mexican peso.

     The 1996 decrease in the foreign currency translation adjustment component of stockholders' equity was largely due to the sale of the company's minority interest in a Japanese hydrogen peroxide venture (Note 1) as well as smaller amounts related to European currency movements against the U.S. dollar. The 1995 and 1994 increases were primarily attributable to a weaker U.S. dollar in relation to European currencies, particularly the Spanish peseta.

     The following table presents the foreign currency adjustments to key balance sheet categories and the offsetting adjustment to the foreign currency translation adjustment or to income. Interest earned on foreign cash and cash equivalents and debt service costs is classified as interest income and interest expense, respectively, and is not included in the amounts shown below. In addition, foreign currency impacts on cash and cash equivalents and debt in hyperinflationary economies are netted against interest income and expense and are not shown in the amounts below.


                                           Gains (Losses)
-----------------------------------------------------------
(In millions)                     1996      1995     1994
-----------------------------------------------------------
-----------------------------------------------------------
Cash and cash equivalents        $  3.2    $ 8.5    $ (4.0)
Debt                               (7.3)    (3.1)     (5.9)
Other working capital               1.7      2.1       4.0
Property, plant & equipment, net   (1.3)    15.1      12.7
Investments                       (17.8)    (3.6)      4.4
Other                              (4.9)    (6.7)     (6.5)
-----------------------------------------------------------
                                 $(26.4)   $12.3    $  4.7
===========================================================
Foreign currency
  translation adjustment         $(28.7)   $12.1     $ 15.8
Gain (loss) in income               2.3      0.2      (11.1)
-----------------------------------------------------------
                                 $(26.4)   $12.3     $  4.7
===========================================================

44     Notes to Consolidated Financial Statements

NOTE 6 FINANCIAL INSTRUMENTS

Fair value disclosures. The carrying amounts of cash and cash equivalents, trade receivables, other current assets, accounts payable and amounts included in investments and accruals meeting the definition of a financial instrument approximate fair value. The carrying value and related estimated fair values for the company's remaining financial instruments are as follows:


--------------------------------------------------------
                                    December 31, 1996
--------------------------------------------------------
                                   Carrying   Estimated
(In millions)                       Amount    Fair Value
--------------------------------------------------------
Assets
--------------------------------------------------------
Foreign exchange forward contracts $     --   $    8.0
Interest rate swap agreement       $     --   $     --
--------------------------------------------------------
Liabilities
--------------------------------------------------------
Total debt                         $1,834.4   $1,841.1
========================================================

     Fair values of debt have been determined through a combination of management estimates and information obtained from independent third parties using market data, such as bid/ask spreads, available on the last business day of the year. Fair values relating to derivative financial instruments reflect the estimated amounts that the company would receive or pay to terminate the contracts at the reporting date based on quoted market prices of comparable contracts as of December 31, 1996.

     Derivative financial instruments. The company uses derivative financial instruments selectively to offset exposure to market risks arising from changes in foreign exchange rates and interest rates. Derivative financial instruments currently utilized by the company primarily include foreign currency forward contracts.

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

     The company has entered into an interest rate swap agreement under which the company pays fixed-rate British pound amounts in exchange for floating-rate British pound amounts. This swap agreement reduces the company's risk to higher British pound interest rates on sterling-denominated debt.

     In addition, as of December 31, 1996 and 1995, the company had approximately $411 million and $318 million, respectively, of outstanding foreign exchange forward contracts in which foreign currencies (primarily Belgium franc, British pound, Norwegian krone and Spanish peseta in 1996 and Belgium franc, British pound and Singapore dollar in 1995) were purchased, and approximately $496 million and $459 million, respectively, of outstanding foreign exchange forward contracts and foreign currency swap contracts in which foreign currencies (primarily British pound, Japanese yen, Spanish peseta and Swedish krona in 1996 and Canadian dollar, German mark, French franc, and Japanese yen in 1995) were sold.

     Cross-currency contracts at December 31, 1996 and 1995 were not significant. Such contracts provide for the exchange of certain European currencies.

     Foreign exchange contracts mature at the anticipated cash requirement date of the hedged transaction, generally within one year, except for the sale of $11 million of Japanese yen with various maturities through 2003.

     At December 31, 1996, the majority of outstanding hedges relate to receivables, payables and intercompany transactions. Unrealized gains and losses on hedges of anticipated transactions are included in net income.


NOTE 7 PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consists of the following:

-----------------------------------------------------
                                        December 31
-----------------------------------------------------
(In millions)                        1996      1995
-----------------------------------------------------
Land and land improvements         $  199.6  $  225.2
Buildings                             575.0     563.2
Machinery and equipment             3,154.9   2,841.1
Construction in progress              354.7     299.9
-----------------------------------------------------
Total cost                          4,284.2   3,929.4
Accumulated depreciation            2,324.9   2,223.7
-----------------------------------------------------
Net property, plant and equipment  $1,959.3  $1,705.7
=====================================================

     Depreciation expense was $234.0 million, $211.5 million and $205.2 million in 1996, 1995 and 1994, respectively.

FMC Annual Report            Notes to Consolidated Financial Statements 45

NOTE 8 DEBT

Long-term debt. Long-term debt consists of the following:

---------------------------------------------------------------
                                                  December 31
---------------------------------------------------------------
(In millions)                                 1996       1995
---------------------------------------------------------------
Revolving credit facility, effective rate
  (1996--6.2%; 1995--6.5%)(1)               $     --   $   95.0
Commercial paper, effective rate
  (1996--5.5%; 1995--5.9%)(2)                  390.6      155.0
Uncommitted facilities, effective rate
  (1996--5.6%)(2)                               59.4         --
Notes payable to banks, various rates,
  due 1997 to 2042                              28.4       49.6
Pollution control and industrial
  revenue bonds, 3.7% to 7.1%,
  due 1997 to 2024                             175.7      178.9
Senior debt, 8-3/4%, due 1999,
  less unamortized discount (1996--$0.4;
  1995--$0.5), effective rate 8.8%             249.6      249.5
Senior debt, 6-3/8%, due 2003,
  less unamortized discount (1996--$0.7;
  1995--$0.9), effective rate 6.4%             199.3      199.1
Senior debt, 7-3/4%, due 2011,
  less unamortized discount (1996--$1.0),
  effective rate 7.8%                           99.0         --
Exchangeable senior subordinated
  debentures, 6-3/4%, due 2005                  75.0       75.0
Other                                            1.8        2.1
---------------------------------------------------------------
Total                                        1,278.8    1,004.2
Less current portion                            10.4       29.8
---------------------------------------------------------------
Long-term portion                           $1,268.4   $  974.4
===============================================================


(1) The effective rate for the revolving credit facility is based on average balances outstanding during the year and includes facility fees.

(2) The effective rates for commercial paper and uncommitted facilities are based on average balances outstanding during the year.

     In December 1996, the company entered into a $450 million, five-year non-amortizing revolving credit agreement and a $300 million, 364-day non-amortizing revolving credit agreement. These agreements provide the company with $750 million in committed credit facilities, an increase of $250 million from the previously existing credit facilities. At December 31, 1996, no amounts were outstanding under these credit facilities. Among other restrictions, the credit agreements contain covenants relating to liens, consolidated net worth and cash flow coverage (as defined in the agreements). The company is in compliance with all financial debt covenants.

     Committed credit available under the revolving credit facilities provides management with the ability to refinance a portion of its debt on a long-term basis and, as it is management's intent to do so, $390.6 million in outstanding commercial paper, which is supported by the committed facilities, has been classified as long-term debt at December 31, 1996. In addition, $59.4 million of borrowings under short-term uncommitted facilities has been classified as long-term debt at December 31, 1996.

     In July 1996, the company issued $100 million of 7.75% Senior Debentures due 2011 pursuant to a $500 million universal shelf registration statement filed in 1995. The net proceeds from the issuance totaled $98.2 million and were used to reduce variable rate short-term debt. In addition, in January 1997, the company registered $400 million of medium-term debt securities under the 1995 universal shelf registration statement. On January 29, 1997 the company issued $45 million of 7.32% notes due February 2007. Proceeds of $44.7 million were used to retire short-term borrowings.

     The exchangeable senior subordinated debentures bearing interest at 6 3/4% and maturing in 2005 are exchangeable at any time into Meridian Gold Inc. common stock at an exchange price of $15 1/8 per share, subject to adjustment. The company may, at its option, pay an amount equal to the market price of Meridian Gold Inc. common stock in lieu of delivery of the shares. However, the market price at December 31, 1996 was substantially below $15 1/8 per share. The debentures are subordinated in right of payment to all existing and future senior indebtedness of the company. The debentures are redeemable at the option of FMC at prices decreasing from 103 3/8% of face amount on January 16, 1995, to par on January 16, 2000.

     Aggregate maturities and sinking fund requirements over the next five years are (in millions): 1997-$10.4, 1998-$15.8, 1999-$264.1,
2000-$0.8, 2001-$452.6, and thereafter-$535.1. The 2001 maturities include commercial paper redemptions of $390.6 million.

     Short-term debt and compensating balance agreements. At December 31, 1996, components of short-term debt were advances under uncommitted facilities and foreign short-term borrowings.

     In November 1995, the company commenced a short-term commercial paper program, providing for the issuance of up to $500 million in aggregate maturity value of commercial paper at any given time. Two-day to 30-day commercial paper with an aggregate maturity value of $390.6 million was outstanding at December 31, 1996. As described above, the outstanding balance at December 31, 1996 was classified as long-term debt. At December 31, 1995, $155 million and $120 million of outstanding commercial paper were classified as long-term debt and short-term debt, respectively.

46     Notes to Consolidated Financial Statements

     Advances under uncommitted facilities were $360 million and $201 million in 1996 and 1995, respectively. As described above, $59 million of the outstanding balance at December 31, 1996 was classified as long-term debt.

     FMC maintains informal credit arrangements in many foreign countries. Foreign lines of credit, which include overdraft facilities, typically do not require the maintenance of compensating balances, as credit extension is not guaranteed but is subject to the availability of funds. Outstanding foreign short-term borrowings totaled $255 million and $100 million at December 31, 1996 and 1995, respectively. The weighted average interest rates on outstanding foreign short-term borrowings at December 31, 1996 and 1995 were 9.7% and 12.1%, respectively. The average interest rates have been adjusted for currency devaluation associated with borrowing in hyperinflationary countries.


NOTE 9 INCOME TAXES

Domestic and foreign components of income from continuing operations before income taxes are shown below:

--------------------------------------------
                     Year ended December 31
--------------------------------------------
(In millions)      1996      1995      1994
--------------------------------------------
Domestic          $187.2    $143.5    $182.5
Foreign            135.4     109.7      79.2
--------------------------------------------
Total             $322.6    $253.2    $261.7
============================================

The provision for income taxes attributable to continuing operations consists of:

----------------------------------------------
                      Year ended December 31
----------------------------------------------
(In millions)        1996      1995      1994
----------------------------------------------
Current:
  Federal           $ 19.4    $ 23.9    $ 31.3
  Foreign             28.6      14.4      21.6
  State and local      4.5       1.1       2.3
----------------------------------------------
Total current         52.5      39.4      55.2
Deferred              52.0      (3.7)     30.3
----------------------------------------------
Total income taxes  $104.5    $ 35.7    $ 85.5
==============================================

Total income tax provisions (benefits) for the years ended December 31 were allocated as follows:

---------------------------------------------------------------------
(In millions)                                         1996      1995
---------------------------------------------------------------------
Continuing operations                                $104.5    $ 35.7
Discontinued operations                               (27.7)     (4.4)
Items charged directly to stockholders' equity         (7.8)     (3.7)
---------------------------------------------------------------------
Income tax expense                                   $ 69.0    $ 27.6
=====================================================================

Significant components of the deferred income tax provision (benefit) attributable to income from continuing operations before income taxes are as follows:

---------------------------------------------------------------------
(In millions)                                         1996      1995
---------------------------------------------------------------------
Deferred tax (exclusive of the
  valuation allowance)                               $ 57.3    $ (7.4)
Increase  (decrease) in the valuation
  allowance for deferred tax assets                    (5.3)      3.7
---------------------------------------------------------------------
Deferred income tax expense (benefit)                $ 52.0    $ (3.7)
=====================================================================

Significant components of the company's deferred tax assets and liabilities as of December 31 are as follows:

---------------------------------------------------------------------
(In millions)                                         1996      1995
---------------------------------------------------------------------
Accrued pension and other postretirement
  benefits                                           $103.6    $109.9
Reserves for discontinued operations
  and restructuring                                    98.6     105.4
Other reserves                                        110.6     107.2
Net operating loss carryforwards                       22.7      33.0
Alternative minimum tax credit carryforwards           46.0      51.0
Other                                                  14.0      15.9
---------------------------------------------------------------------
Deferred tax assets                                   395.5     422.4
Valuation allowance                                   (13.3)    (42.8)
---------------------------------------------------------------------
Deferred tax assets, net of valuation allowance      $382.2    $379.6
---------------------------------------------------------------------
Property, plant and equipment                        $214.2    $204.4
Other                                                   6.0       5.6
---------------------------------------------------------------------
Deferred tax liabilities                             $220.2    $210.0
=====================================================================
Net deferred tax assets                              $162.0    $169.6
=====================================================================

FMC Annual Report            Notes to Consolidated Financial Statements 47

     As of December 31, 1996, the company has prepaid $46.0 million of alternative minimum tax. These prepayments represent credits that are available in future years to offset regular taxes to the extent regular taxes exceed alternative minimum tax.

     In conjunction with the sale of FMC Gold Company during 1996, the Company reversed $24.2 million of valuation allowance related to certain deferred tax assets arising from the Precious Metals business.

     The effective income tax rate applicable to income from continuing operations before income taxes is less than the statutory U.S. federal income tax rate due to the factors listed in the following table:


----------------------------------------------------------------
(Percent of income from continuing
operations before income taxes)          Year ended December 31
----------------------------------------------------------------
                                            1996 1995 1994
----------------------------------------------------------------
Statutory U.S. tax rate                      35%  35%  35%
----------------------------------------------------------------
Net increase (decrease):
Foreign sales corporation income not
  subject to U.S. tax                        (2)  (2)  (3)
Percentage depletion                         (4)  (5)  (5)
State and local income taxes, less
  federal income tax benefit                  3    1    4
Foreign earnings subject to different
  tax rates                                  (1)  (2)  (1)
Tax on intercompany dividends
  and deemed dividends for
  tax purposes                                2    2    3
Sale of a minority interest
  in FMC Wyoming not taxed                   --  (15)  --
Additional taxes on sale
  of investment                               3   --   --
Equity in earnings of affiliates
  not taxed                                  (3)  (2)  (2)
Change in valuation allowance                (1)  --   (1)
Other                                        --    2    3
----------------------------------------------------------------
Total decrease                               (3) (21)  (2)
----------------------------------------------------------------
Effective tax rate                           32%  14%  33%
================================================================


     The effective tax rate of 32 percent in 1996 includes taxes provided on the sale of the company's investment in Tokai Denka Kogyo (Note 1). The effective tax rate excluding this event was 29 percent. The effective tax rate for 1995 of 14 percent includes the impact of restructuring and other charges (Note 3) and the nontaxable gain on the sale of FMC Wyoming stock (Note 2). The effective rate excluding these events was 29 percent.

     FMC's federal income tax returns for years through 1989 have been examined by the Internal Revenue Service and have been settled. Management believes that adequate provision for income taxes has been made for the open years 1990 and after. U.S. income taxes have not been provided for the equity in undistributed earnings of foreign consolidated subsidiaries ($430.4 million and $367.2 million at December 31, 1996 and 1995, respectively) or unconsolidated subsidiaries and affiliates ($19.9 million and $49.5 million at December 31, 1996 and 1995, respectively). Restrictions on the distribution of these earnings are not significant. Foreign earnings taxable to the company as dividends were $45.5 million, $24.3 million and $66.2 million in 1996, 1995 and 1994, respectively.


NOTE 10 INCENTIVE COMPENSATION PLANS

The 1995 Management Incentive Plan (the Incentive Plan) and the 1995 Stock Option Plan (the Option Plan), approved by the stockholders on April 21, 1995, provide certain incentives and awards to key employees. The plans are administered by the Compensation and Organization Committee of the Board of Directors (the Committee) which, subject to the provisions of the plans, reviews and approves financial targets, times and conditions for payment.

     The Incentive Plan provides for the grant of multi-year incentive awards payable partly in cash and partly in stock.

     The Option Plan (and its predecessor plans) provide for regular grants of stock options which may be incentive and/or nonqualified stock options. The exercise price for options is not less than the fair market value of the stock at the date of grant. Options are exercisable at the time designated by the Committee in the option (four years for grants prior to 1995 and three years for grants during 1995 and 1996). Incentive options expire not later than 10 years from the grant date. Nonqualified options expire not later than 15 years from the grant date (10 years for grants prior to 1990), although the Committee may extend the expiration date of any nonqualified stock option upon such terms and conditions as the Committee shall determine.

     Under the plans adopted in 1995, 3 million shares became available for awards and options granted in 1995 and later years. These shares are in addition to the shares available from the predecessor plans. Cancellation (through expiration, forfeiture or otherwise) of outstanding awards and options granted after 1989 increases the shares available for future awards or grants. At December 31, 1996, 2,543,950 shares were available for future use under these plans.

     The company has adopted the disclosure-only provisions of SFAS No. 123 "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized for the Option Plan. Had compensation cost for the Option Plan been determined based on the fair value at the grant date for awards in 1996 and 1995 consistent with the provisions of SFAS No. 123, the

48     Notes to Consolidated Financial Statements
resulting reduction in the company's net income and earnings per share for the years ended December 31, 1996 and 1995 would not have been significant.

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1996 and 1995, respectively: dividend yield of 0% for both years; expected volatility of 17.8% and 22.5%; risk-free interest rates of 6% and 6.9%; and expected lives of 5 years for both grants.

     The following summary shows stock option activity for the three years ended December 31, 1996:

-------------------------------------------------------
                             Number of        Weighted-
                                Shares          Average
(Number of shares         Optioned But   Exercise Price
in thousands)            Not Exercised        per Share
-------------------------------------------------------
December 31, 1993
(777 shares exercisable)         2,466           $32.41
Granted                            852           $46.25
Exercised                         (341)          $23.16
Forfeited                          (89)          $44.54
-------------------------------------------------------
December 31, 1994
(1,141 shares exercisable)       2,888           $37.21
Granted                            372           $58.71
Exercised                         (210)          $25.62
Forfeited                          (66)          $47.07
-------------------------------------------------------
December 31, 1995
(1,092 shares exercisable)       2,984           $40.49
Granted                            520           $70.93
Exercised                         (457)          $27.67
Forfeited                         (121)          $51.73
-------------------------------------------------------
December 31, 1996
(1,200 shares exercisable)       2,926           $47.44
=======================================================

The weighted-average fair value of stock options granted during the years ended December 31, 1996 and 1995, calculated using the Black-Scholes option-pricing model, was $21.51 and $21.00, respectively.

     The following tables summarize information about fixed-priced stock options outstanding at December 31, 1996:

--------------------------------------------------------------------
                                    Options Outstanding
--------------------------------------------------------------------
                                          Weighted-        Weighted-
                          Number            Average          Average
Range of          Outstanding at          Remaining         Exercise
Exercise       December 31, 1996   Contractual Life            Price
Prices            (in thousands)         (in years)        per Share
--------------------------------------------------------------------
$17.63-$31.13                764                6.4           $29.05
$45.00-$46.38              1,338               11.5           $46.15
$59.63-$65.00                334               13.1           $59.81
$71.13-$79.00                490                9.2           $71.26
--------------------------------------------------------------------
Total                      2,926                9.9           $47.44
====================================================================

----------------------------------------------------------------
(Number of shares
in thousands)                Options Exercisable
----------------------------------------------------------------
                               Number
Range of               Exercisable at           Weighted-Average
Exercise Prices     December 31, 1996   Exercise Price per Share
----------------------------------------------------------------
$17.63-$31.13                     764                     $29.05
$46.38                            436                     $46.38
----------------------------------------------------------------
Total                           1,200                     $35.36
----------------------------------------------------------------

     On January 2, 1997 an additional 208,150 shares became exercisable at prices of $45.00 and $46.25 with expiration dates of February 18, 2008 and March 31, 2009.

     Under a plan adopted in 1995, discretionary awards of restricted stock may be made to selected employees. The awards vest over a period designated by the Committee, with payment conditional based on continued employment. Compensation cost is recognized over the vesting period based on the market value of the stock on the date of the award. Compensation cost recognized in 1996 was approximately $1.6 million.

     Under the FMC Deferred Stock Plan for Nonemployee Directors, a portion of the annual retainer for these directors was deferred and paid in the form of shares of the company's common stock upon retirement or other termination of their directorships. At December 31, 1996, stock units representing an aggregate of 17,045 shares of stock were credited to the nonemployee directors' accounts. Effective January 1, 1997, the Board approved a comprehensive

FMC Annual Report            Notes to Consolidated Financial Statements 49
compensation plan to terminate the retirement plan for directors and increase the proportion of director compensation paid in common stock of the company. Each current director has been given the opportunity to receive the benefits provided for in the old plan limited to service tenure through April 30, 1997, or convert those benefits into stock units payable in shares of common stock of the company upon retirement from the Board based on the fair market value of the common stock at the end of 1996.


NOTE 11 STOCKHOLDERS' EQUITY

The following is a summary of FMC's capital stock activity over the past three years:


------------------------------------------------
                              Common    Treasury
(In thousands)                 stock       stock
------------------------------------------------
Balance December 31, 1993     36,473         292
Stock options exercised          341
Stock repurchases                              6
------------------------------------------------
Balance December 31, 1994     36,814         298
Stock options exercised          210           2
------------------------------------------------
Balance December 31, 1995     37,024         300
Stock options exercised          457          (2)
Stock repurchases                              2
------------------------------------------------
Balance December 31, 1996     37,481         300
================================================


     At December 31, 1996, 5,568,900 shares of unissued FMC common stock were reserved for stock options and awards.

     Covenants of the revolving credit facility agreement (Note 8) contain minimum net worth and other requirements.

     No dividends are expected to be paid on the company's common stock in 1997.

     On February 22, 1986, the Board of Directors of the company declared a dividend distribution to each recordholder of common stock as of March 7, 1986, of one Preferred Share Purchase Right for each share of common stock outstanding on that date. Each right entitles the holder to purchase, under certain circumstances related to a change in control of the company, one one-hundredth of a share of Junior Participating Preferred Stock, Series A, without par value, at a price of $300 per share (subject to adjustment), subject to the terms and conditions of a Rights Agreement dated February 22, 1986 as amended through February 9, 1996. The rights expire on March 7, 2006, unless redeemed by the company at an earlier date. The redemption price of $.05 per right is subject to adjustment to reflect stock splits, stock dividends or similar transactions. The company has reserved 400,000 shares of Junior Participating Preferred Stock for possible issuance under the agreement.


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

     As a result of acquisitions (described in Note 2), the 1996 and 1995 net pension cost and plan funded amounts include salaried and hourly retirement plans of Frigoscandia (1996 only), Moorco
International Inc. and Jetway Systems.

     The following table summarizes the assumptions used and the components of the domestic net pension cost (benefit):


------------------------------------------------------------
                                      Year ended December 31
------------------------------------------------------------
Assumptions:                           1996    1995    1994
------------------------------------------------------------
Weighted average discount rate          8.0%    8.0%    8.0%
Rates of increase in future
  compensation levels                   5.0%    5.0%    5.0%
Weighted average expected
  long-term asset return                9.4%    9.3%    9.3%
------------------------------------------------------------
Components (in millions):
------------------------------------------------------------
Service cost of benefits earned     $  27.1 $  25.0  $ 25.5
Interest cost on projected benefit
  obligation                           67.0    60.2    55.5
Actual return on plan assets--
  investment (gains) losses          (134.8) (210.5)    2.6
Net amortization and deferral:
  Net transition asset
    amortization                      (23.7)  (23.7)  (23.7)
  Prior service cost
    amortization                        4.9     5.0     5.2
  Net loss (gain) amortization          0.9     3.1    (2.3)
  Net asset gain (loss)
    deferred                           60.8   143.1   (72.8)
------------------------------------------------------------
Net pension cost (benefit)          $   2.2 $   2.2  $(10.0)
============================================================

50     Notes to Consolidated Financial Statements

     Net pension cost (benefit) for 1996, 1995 and 1994 includes charges of $1.6 million, $4.7 million and $2.4 million, respectively, related to a restructuring program initiated by FMC in 1993.

     The funded status of the plans and accrued pension benefits recognized in the company's consolidated financial statements as of December 31 are as follows:

----------------------------------------------------------
 (In millions)                             1996     1995
----------------------------------------------------------
Actuarial present value of benefits for
  service rendered to date:
  Accumulated benefit obligation based
    on salaries to date, including vested
    benefits of $730.5 in 1996 and
    $663.8 in 1995                      $ (776.6) $(708.3)
  Additional benefits based on
    estimated future salary levels        (131.6)  (117.6)
----------------------------------------------------------
Projected benefit obligation              (908.2)  (825.9)
Plan assets at fair value(1)             1,027.5    920.4
----------------------------------------------------------
Projected benefit obligation
  less than plan assets                    119.3     94.5
Unrecognized net (gain)                   (127.8)   (94.5)
Unrecognized prior service cost             22.8     20.7
Unrecognized net transition asset         (102.3)  (126.0)
----------------------------------------------------------
Accrued pension benefits                $  (88.0) $(105.3)
==========================================================

(1)  Primarily equities, bonds and participating annuities.

     The financial impact of compliance with SFAS No. 87 for non-U.S. pension plans is not materially different from the locally reported pension expense. The cost of providing those pension benefits for foreign employees was $9.5 million in 1996, $8.6 million in 1995 and $6.3 million in 1994.

     Employees' Thrift and Stock Purchase Plans. The FMC Employees' Thrift and Stock Purchase Plan is a qualified salary-reduction plan under Section 401(k) of the Internal Revenue Code in which all salaried and non-union hourly employees of the company may participate by contributing a portion of their compensation. The company matches contributions up to specified percentages of each employee's compensation depending on profits and fund elections. In addition, the company also matched the contributions in the UDLP Salaried Employees' Plan, the UDLP York Plan and the Moorco International Savings Plan, which have provisions similar to the FMC plan. Charges against income for FMC's matching contributions, net of forfeitures, were $22.5 million in 1996, $20.3 million in 1995 and $18.8 million in 1994.


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

     During 1996, the company's medical contributions for certain hourly employees were capped. The change, effective January 1, 1996, reduced the company's benefit obligation by $9.0 million, amortizable over the remaining years of service to full eligibility. As a result, postretirement expense in 1996 was reduced by $2.0 million.

     The effect of 1996, 1995 and 1994 business combinations on the company's net periodic postretirement benefit or cost and on accrued postretirement benefits was not significant.

     For measurement purposes, the assumed rate of future increases in per capita cost of health care benefits was 10 percent in 1996 and 1995, decreasing gradually to 6 percent by the year 2001 and assumed to remain at that level thereafter. The health care cost trend rate assumption has a significant effect on amounts recorded. Increasing the health care cost trend rates by one percentage point would increase the accumulated postretirement benefit obligation by approximately $5.4 million and would increase annual service and interest costs by $0.6 million.

FMC Annual Report            Notes to Consolidated Financial Statements 51

The following table summarizes the assumptions used and the components of net periodic postretirement benefit cost (income):

-------------------------------------------------------------
                                     Year ended December 31
-------------------------------------------------------------
Assumptions:                        1996       1995     1994
-------------------------------------------------------------
Weighted average discount rate       8.0%       8.0%     8.0%
Weighted average expected
  long-term asset return             9.0%       9.0%     9.0%
-------------------------------------------------------------
Components (in millions):
-------------------------------------------------------------
Service cost of benefits earned    $ 3.5     $  4.2    $ 4.2
Interest cost on accumulated
  postretirement benefit
  obligation                        13.4       13.5     13.3
Actual return on plan assets--
  investment (gain) loss            (4.9)      (4.5)     0.4
Net amortization and deferral:
  Plan amendment amortization       (8.7)     (15.2)    (7.7)
  Net loss (gain) amortization       0.1       (0.6)    (0.6)
  Net asset gain (loss) deferred     2.0        2.1     (2.5)
-------------------------------------------------------------
Net periodic postretirement
  benefit cost (income)            $ 5.4     $ (0.5)   $ 7.1
=============================================================

     The accrued postretirement benefits recognized in the company's consolidated financial statements and the funded status of the plan as of December 31 are as follows:


-----------------------------------------------------------
(In millions)                              1996      1995
-----------------------------------------------------------
Accumulated postretirement
    benefit obligation (APBO):
  Retirees                               $(110.8)  $ (98.4)
  Fully eligible active participants       (18.0)    (24.0)
  Other active participants                (49.3)    (59.1)
-----------------------------------------------------------
APBO                                      (178.1)   (181.5)
Plan assets at fair value(1)                38.6      32.2
-----------------------------------------------------------
APBO obligation in excess of plan assets  (139.5)   (149.3)
Unamortized plan amendments                (58.7)    (58.0)
Unrecognized net gain                       (8.2)     (8.4)
-----------------------------------------------------------
Accrued postretirement benefits          $(206.4)  $(215.7)
===========================================================

(1)  Primarily equities and fixed income securities

     As part of restructuring and downsizing, the company recognized a one-time curtailment gain of $7.6 million in 1995 which is included in plan amendment amortization ($7.0 million) and in net gain amortization ($0.6 million).


NOTE 14 ENVIRONMENTAL

FMC is subject to various federal, state and local environmental laws and regulations that govern emissions of air pollutants, discharges of water pollutants, and the manufacture, storage, handling and disposal of hazardous substances, hazardous wastes and other toxic materials. The most significant environmental liabilities of the company consist of obligations relating to the remediation and/or study of sites at which the company is alleged to have disposed of hazardous substances. In particular, the company is subject to liabilities arising under CERCLA and similar state laws that impose responsibility on persons who arranged for the disposal of hazardous substances and on current and previous owners and operators of a facility for the cleanup of hazardous substances released from the facility into the environment. In addition, the company is subject to liabilities under the corrective action provisions of the Resource, Conservation and Recovery Act ("RCRA") and analogous state laws that require owners and operators of facilities that treat, store or dispose of hazardous waste to clean up releases of hazardous waste constituents into the environment associated with past or present practices. The company has been named a PRP at 33 sites on the government's National Priority List. In addition, the company also has received notice from the EPA or other regulatory agencies that the company may be a PRP, or PRP equivalent, at other sites, including 39 sites at which the company has determined that it has a reasonably possible environmental liability. The company, in cooperation with appropriate government agencies, is currently participating in, or has participated in, RI/FS or their equivalent at most of the identified sites, with the status of each investigation varying from site to site. At certain sites, RI/FS have just begun, providing limited information, if any, relating to cost estimates, timing, or the involvement of other PRPs; whereas, at other sites, the studies are complete, remedial action plans have been chosen, or Records of Decision have been issued.

     At December 31, 1996 and 1995, reserves were provided for potential environmental obligations which management considers probable and for which a reasonable estimate of the obligation could be made. Accordingly, reserves of $264 million and $302 million, before recoveries, have been provided at December 31, 1996 and 1995, respectively, of which $117 million and $132 million are included in the reserve for discontinued operations at December 31, 1996 and 1995, respectively. The company's total environmental reserves include approximately $242 million and $270 million for remediation activities and $22 million and $32 million for remedial investigation/feasibility study costs at December 31, 1996 and 1995, respectively. In addition, the company has estimated reasonably possible environmental loss contingencies may exceed amounts accrued by as much as $150 million at December 31, 1996.

     An environmental inspection was conducted in July 1993 at FMC's Phosphorus Chemicals Division plant in Pocatello, Idaho. In August 1994, the United States EPA (Region 10) (the "EPA") formally notified FMC of a number of alleged violations of the RCRA and related environmental regulations governing

52     Notes to Consolidated Financial Statements
the management of hazardous waste generated by the plant, including the operations of hazardous waste storage and treatment units without interim status, the failure to submit timely closure plans, the failure to implement an adequate groundwater monitoring program and to comply with related reporting requirements and the existence of several other improper treatment and disposal practices. Although there are no legal proceedings pending at this time, FMC has been advised that the matter has been referred to the United States Department of Justice for an evaluation of whether to file a civil enforcement action. If such a civil action is filed, the government is likely to demand both injunctive relief and civil penalties. FMC is seeking to settle this matter in advance of litigation. Management believes that the ultimate resolution of this matter will not likely have a material adverse effect on FMC's liquidity, results of operations or financial condition.

     In a separate matter, the EPA issued a draft risk assessment on August 17, 1995 for the Eastern Michaud Flats Superfund site, which includes FMC's Pocatello phosphorus facility, identifying potential risks from contamination potentially associated with FMC. Release of the Risk Assessment allowed FMC to complete a draft of the Remedial Investigation documenting the nature and extent of contamination from the site. The company submitted its draft Remedial Investigation to the EPA on September 28, 1995. The EPA is expected to issue remediation requirements in the latter half of 1997. FMC added $58 million in the third quarter of 1995 to its existing reserves of approximately $22 million for future environmental remediation costs at the Eastern Michaud Flats site. In addition, $25 million was provided during the third quarter of 1995 related to other sites where additional information became available which indicated the need for increased accruals.

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

     To ensure FMC is held responsible only for its equitable share of site remediation costs, FMC has initiated, and will continue to initiate, legal proceedings for contributions from other PRPs, and for a determination of coverage against its comprehensive general liability insurance carriers. The Supreme Court of California has determined that FMC's clean-up costs are insured damages under its liability insurance policies, subject to a determination of the application of certain policy exclusions and conditions. Approximately $115 million of recoveries ($45 million as other assets and $70 million as an offset to the reserve for discontinued operations) and approximately $140 million of recoveries ($56 million as other assets and $84 million as an offset to the reserve for discontinued operations), have been recorded as probable realization on claims against insurance companies and other third parties at December 31, 1996 and 1995, respectively. The majority of recorded assets related to recoveries from PRPs are associated with existing contractual arrangements with U.S. government agencies.

     Regarding current operating sites, the company spent approximately $22 million, $17 million and $17 million for the years 1996, 1995 and 1994, respectively, on capital projects relating to environmental control facilities, and expects to spend additional capital of approximately $34 million and $27 million in 1997 and 1998, respectively. Additionally, in 1996, 1995, and 1994, FMC spent approximately $60 million, $53 million and $54 million, respectively, for environmental compliance costs.

     Regarding current operating, previously operated (including discontinued operations) and other sites for the years 1996, 1995 and 1994, FMC charged approximately $22 million, $14 million and $18 million, respectively, against established reserves for remediation spending, and charged approximately $12 million, $12 million and $13 million, respectively, against reserves for spending on RI/FS. Recoveries from third parties of approximately $13 million, $5 million and $5 million, respectively, were received in 1996, 1995 and 1994. FMC anticipates that the expenditures for current operating, previously operated and other sites will continue to be significant for the foreseeable future.


NOTE 15 COMMITMENTS AND CONTINGENT LIABILITIES

FMC leases office space, plants and facilities, and various types of manufacturing, data processing and transportation equipment. Capital leases are not significant. Total rent expense under operating leases amounted to $58.5 million, $63.0 million and $62.3 million in 1996, 1995 and 1994, respectively. Minimum future rentals under noncancellable leases aggregated approximately $315 million as of December 31, 1996 and are estimated to be payable as follows: $51 million in 1997, $44 million in 1998, $38 million in 1999, $32 million in 2000, $30 million in 2001 and $120 million thereafter. The real estate leases generally provide for payment of property taxes, insurance and repairs by FMC.

     Effective January 1, 1994, FMC and Harsco Corporation ("Harsco") combined certain assets and liabilities of FMC's Defense Systems Group and Harsco's BMY Combat Systems Division. The combined company, United Defense, L.P. ("UDLP"), operates as a limited partnership, with FMC as the managing general partner with a 60 percent equity interest and Harsco as the limited partner holding a 40 percent equity interest.

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

FMC Annual Report            Notes to Consolidated Financial Statements 53

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders, FMC Corporation:

We have audited the accompanying consolidated balance sheets of FMC Corporation and consolidated subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, cash flows and changes in stockholders' equity for each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. With respect to information as of December 31, 1996 and 1995, and for each of the years in the three-year period ended December 31, 1996, we did not audit the financial statements of United Defense, L.P., which statements reflect total assets constituting 13% in 1996 and 1995 and total revenues constituting 21%, 22% and 27%, in 1996, 1995 and 1994, respectively, of the related consolidated totals. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for United Defense, L.P., is based solely on the report of the other auditors.

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

     In our opinion, based upon our audits and the report of the other auditors, the accompanying consolidated financial statements referred to above present fairly, in all material respects, the financial position of FMC Corporation and consolidated subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996 in conformity with generally accepted accounting principles.


/s/ KPMG Peat Marwick LLP

KPMG Peat Marwick LLP
Chicago, Illinois
January 17, 1997

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


/s/ Michael J. Callahan            /s/ Ronald D. Mambu

Michael J. Callahan                Ronald D. Mambu
Executive Vice President           Vice President
and Chief Financial Officer        and Controller

Chicago, Illinois
January 17, 1997

54     Reports on Financial Statements

DIRECTORS AND OFFICERS

BOARD OF DIRECTORS

Robert N. Burt  1,5
Chairman of the Board and
Chief Executive Officer

Larry D. Brady  4
President

B. A. Bridgewater, Jr.  1,2,5
Chairman of the Board,
President and Chief Executive Officer,
Brown Group, Inc.

Patricia A. Buffler  3,4
Dean, Professor of Epidemiology,
School of Public Health,
University of California, Berkeley

Albert J. Costello  2
Chairman, President and
Chief Executive Officer,
W.R. Grace & Co.

Paul L. Davies, Jr.  1,2
President,
Lakeside Corporation, a private real estate investment company

Jean A.Francois-Poncet  4
Member of the French Senate

Pehr G. Gyllenhammar  3
Senior Advisor,
Lazard Freres & Co., Inc.,
former Managing Director and
Chief Executive Officer,
AB Volvo

Robert H. Malott  1,5
Chairman of the Executive Committee;
Retired Chairman of the Board and
Chief Executive Officer, FMC Corporation

Edward C. Meyer  1,4,5
Chairman,
GRC International, Inc.,
former Chief of Staff,
United States Army

William F. Reilly  2,3
Chairman and Chief Executive Officer,
K-III Communications Corporation

James R. Thompson  4,5
Former Governor of Illinois;
Chairman, Chairman of the Executive Committee, and Partner Law Firm of Winston & Strawn

Clayton Yeutter  3,4
Of Counsel, Hogan & Hartson,
former U.S. Trade Representative,
and former Secretary,
U.S. Department of Agriculture

-------------------------------------------------

1 Executive Committee
2 Compensation and Organization Committee
3 Audit Committee
4 Public Policy Committee
5 Nominating and Board Procedures Committee


OFFICERS

Robert N. Burt  *
Chairman of the Board and
Chief Executive Officer

Larry D. Brady  *
President

William F. Beck  *
Executive Vice President

Michael J. Callahan  *
Executive Vice President and
Chief Financial Officer

William J. Kirby  *
Senior Vice President

J. Paul McGrath *
Senior Vice President and General Counsel

Alfredo Bernad
Vice President;
President, FMC Europe

Patricia D. Brozowski
Vice President
Communications

Charles H. Cannon, Jr.*
Vice President;
General Manager
Food Machinery Group

Robert L. Day
Corporate Secretary and Assistant General Counsel

Robert J. Fields
Vice President
Environment, Health, Safety
and Toxicology

W. Reginald Hall  *
Vice President;
General Manager
Specialty Chemicals Group

Robert I. Harries  *
Vice President;
General Manager
Chemical Products Group

Patrick J. Head  *
Vice President

Henry Kahn  *
Vice President and
Treasurer

Ronald D. Mambu    *
Vice President and
Controller

James A. McClung    *
Vice President
Worldwide Marketing

Michael W. Murray
Vice President
Human Resources

Joseph H. Netherland  *
Vice President;
General Manager
Energy and Transportation
Equipment Group

Thomas W. Rabaut  *
Vice President;
President and
Chief Executive Officer
United Defense, L.P.

Harold S. Russell
Vice President
Government Affairs

William H. Schumann*
Vice President;
General Manager
Agricultural Products Group

Peter E. Weber
Vice President;
President
FMC Latin America/
Middle East/Africa

William J. Wheeler  *
Vice President
Chemical Development


*Executive Officer

FMC Annual Report                                               55

TEN-YEAR FINANCIAL SUMMARY
(In millions, except share, per share, employee and stockholder data)

                                                              1996     1995      1994
----------------------------------------------------------------------------------------
SUMMARY OF EARNINGS
----------------------------------------------------------------------------------------
Total revenue                                               $5,080.6  4,507.7   3,989.3
----------------------------------------------------------------------------------------
Restructuring and other charges(1)                          $     --    150.0        --
----------------------------------------------------------------------------------------
Total costs and expenses(1)                                 $4,608.1  4,220.9   3,609.2
----------------------------------------------------------------------------------------
Income from continuing operations before interest, minority
  interest, gain on sale of FMC Wyoming stock and taxes(1)  $  472.5    286.8     380.1
----------------------------------------------------------------------------------------
Gain on sale of FMC Wyoming stock (2)                       $     --     99.7        --
----------------------------------------------------------------------------------------
Income from continuing operations before income taxes(1)(2) $  322.6    253.2     261.7
Provision (benefit) for income taxes                           104.5     35.7      85.5
----------------------------------------------------------------------------------------
Income from continuing operations(3)                           218.1    217.5     176.2
Discontinued operations, net of taxes                           (7.4)    (1.9)     (2.8)
----------------------------------------------------------------------------------------
Income before extraordinary items and cumulative
  effect of change in accounting principle(3)                  210.7    215.6     173.4
Extraordinary items, net of taxes                                 --       --        --
Cumulative effect of change in accounting principle,
  net of taxes                                                    --       --        --
----------------------------------------------------------------------------------------
Net income (loss)(3)                                        $  210.7    215.6     173.4
----------------------------------------------------------------------------------------
Total dividends                                             $     --       --        --
----------------------------------------------------------------------------------------
SHARE DATA
Average number of shares used in earnings per share
  computations (thousands)                                    38,058   37,721    37,195
Earnings (loss) per share:
  Continuing operations(3)                                  $   5.73     5.77      4.73
  Discontinued operations                                      (0.19)   (0.05)    (0.07)
  Extraordinary items                                             --       --        --
  Cumulative effect of change in accounting principle             --       --        --
----------------------------------------------------------------------------------------
Net income (loss)(3)                                        $   5.54     5.72      4.66
----------------------------------------------------------------------------------------
After-tax income per share from continuing operations
  before special income and expense items(4)                $   5.73     5.68      4.73
----------------------------------------------------------------------------------------
FINANCIAL POSITION AT YEAR-END
Total assets                                                $4,989.8  4,232.5   3,272.0
Long-term debt (less current portion)                       $1,268.4    974.4     901.2
Stockholders' equity (deficit)                              $  855.8    653.5     416.5
OTHER DATA
Income from continuing operations as a return on investment     11.8%    15.4      17.5
Capital expenditures                                        $  533.0    525.0     297.9
Provision for depreciation                                  $  234.0    211.5     205.2
Employees at year-end                                         22,048   21,961    21,159
Stockholders of record at year-end                            11,339   11,844    12,438
----------------------------------------------------------------------------------------

(1) Includes pretax restructuring and other charges of $134.5 million in 1995 and $122.5 million in 1993, and a write-off of acquired in-process research and development of $15.5 million in 1995.

(2) Includes a nontaxable gain on the sale of FMC Wyoming stock of $99.7 million in 1995.

(3) Includes after-tax restructuring and other charges, a write-off of acquired in-process research and development and a gain on the sale of FMC Wyoming stock of $3.5 million, net, after tax in 1995 ($0.09 per share); and restructuring and other charges of $(73.5) million after tax in 1993 ($(1.99) per share).

(4) Supplemental financial information. Should not be considered in isolation nor as an alternative for net income determined in accordance with generally accepted accounting principles, or as the sole measure of the company's profitability. Excludes after-tax restructuring and other charges, a write-off of acquired in-process research and development and a gain on the sale of FMC Wyoming stock of $3.5 million, net, after tax in 1995 ($0.09 per share); and restructuring and other charges of $(73.5) million after tax in 1993 ($(1.99) per share).

56     Ten Year Financial Summary

                                                              1993      1992      1991        1990      1989      1988      1987
                                                           -----------------------------------------------------------------------
SUMMARY OF EARNINGS
----------------------------------------------------------------------------------------------------------------------------------
Total revenue                                                3,663.2   3,832.9   3,769.1     3,581.7   3,257.1   3,152.2   3,035.1
----------------------------------------------------------------------------------------------------------------------------------
Restructuring and other charges(1)                             122.5        --        --          --        --        --        --
----------------------------------------------------------------------------------------------------------------------------------
Total costs and expenses(1)                                  3,520.2   3,503.0   3,427.3     3,315.7   2,989.9   2,896.1   2,791.7
----------------------------------------------------------------------------------------------------------------------------------
Income from continuing operations before interest, minority
  interest, gain on sale of FMC Wyoming stock and taxes(1)     143.0     329.9     341.8       266.0     267.2     256.1     243.4
----------------------------------------------------------------------------------------------------------------------------------
Gain on sale of FMC Wyoming stock (2)                             --        --        --          --        --        --        --
----------------------------------------------------------------------------------------------------------------------------------
Income from continuing operations before income taxes(1)(2)     80.5     246.8     229.0       136.2     122.4     102.0     149.8
Provision (benefit) for income taxes                            (3.0)     78.2      73.1        33.7      33.6      34.9      (0.8)
----------------------------------------------------------------------------------------------------------------------------------
Income from continuing operations(3)                            83.5     168.6     155.9       102.5      88.8      67.1     150.6
Discontinued operations, net of taxes                          (42.5)    (49.2)     17.2        52.8      68.0      62.1      40.6
----------------------------------------------------------------------------------------------------------------------------------
Income before extraordinary items and cumulative
  effect of change in accounting principle(3)                   41.0     119.4     173.1       155.3     156.8     129.2     191.2
Extraordinary items, net of taxes                               (4.7)    (11.4)     (9.2)         --     (20.4)       --     (10.7)
Cumulative effect of change in accounting principle,
  net of taxes                                                    --    (183.7)       --          --        --        --        --
----------------------------------------------------------------------------------------------------------------------------------
Net income (loss)(3)                                            36.3     (75.7)    163.9       155.3     136.4     129.2     180.5
----------------------------------------------------------------------------------------------------------------------------------
Total dividends                                                   --        --        --          --        --        --        --
----------------------------------------------------------------------------------------------------------------------------------
SHARE DATA
Average number of shares used in earnings per share
  computations (thousands)                                    36,943    36,796    36,267      36,075    36,006    35,860    42,108
Earnings (loss) per share:
  Continuing operations(3)                                      2.26      4.58      4.30        2.84      2.46      1.87      3.58
  Discontinued operations                                      (1.15)    (1.34)     0.47        1.46      1.89      1.73      0.96
  Extraordinary items                                          (0.13)    (0.31)    (0.25)         --     (0.56)       --     (0.25)
  Cumulative effect of change in accounting principle             --     (4.99)       --          --        --        --        --
----------------------------------------------------------------------------------------------------------------------------------
Net income (loss)(3)                                            0.98     (2.06)     4.52        4.30      3.79      3.60      4.29
----------------------------------------------------------------------------------------------------------------------------------
After-tax income per share from continuing operations
  before special income and expense items(4)                    4.25      4.58      4.30        2.84      2.46      1.87      3.58
----------------------------------------------------------------------------------------------------------------------------------
FINANCIAL POSITION AT YEAR-END
Total assets                                                 2,770.8   2,770.1   2,697.1    2,885.3    2,783.7   2,721.5   2,576.3
Long-term debt (less current portion)                          749.8     843.4     928.6    1,158.6    1,325.6   1,468.0   1,380.2
Stockholders' equity (deficit)                                 216.9     219.0     309.8      149.6      (70.6)   (223.6)   (343.2)
OTHER DATA
Income from continuing operations as a return on investment     11.7      18.7      17.1       14.1       14.0      13.7      13.8
Capital expenditures                                           225.9     295.4     196.5      304.5      257.2     166.3     151.9
Provision for depreciation                                     196.7     206.4     195.3      191.0      181.9     184.7     187.7
Employees at year-end                                         20,458    21,655    22,677     23,382     23,822    24,070    24,526
Stockholders of record at year-end                            13,180    14,487    14,959     17,451     18,151    19,155    20,231
----------------------------------------------------------------------------------------------------------------------------------

FMC Annual Report                           Ten Year Financial Summary 57

MAJOR OPERATING UNITS

PERFORMANCE CHEMICALS

Agricultural Products

Specialty Chemicals
Food Ingredients
Lithium
Pharmaceutical
Process Additives
BioProducts

INDUSTRIAL CHEMICALS

Chemical Products
Active Oxidants
Alkali Chemicals
FMC Foret, S.A.
Peroxygen Chemicals
Phosphorus Chemicals

MACHINERY AND EQUIPMENT

Energy and Transportation Equipment
Crosby Valve
Energy Transportation and Measurement
Petroleum Equipment and Systems
Smith Meter
SOFEC
Thermal Products
Airport Products and Systems
Material Handling Systems

Food Machinery
Agricultural Machinery
Citrus Systems
Food Processing Systems
Food Systems and Handling
Freezer

DEFENSE SYSTEMS

United Defense, L.P.
Armament Systems
Ground Systems
International
Steel Products




EXECUTIVE OFFICES

FMC Corporation
200 E. Randolph Drive
Chicago, Illinois 60601
Internet:  www.fmc.com


SUBSIDIARIES AND AFFILIATES IN OTHER NATIONS

Argentina
FMC Argentina, S.A.
Minera Del Altiplano, S.A.

Australia
FMC (Australia), Ltd.
Frigoscandia Equipment Pty. Ltd.

Austria
FMC Chemikalien
  Handelsgesellschaft m.b.H.

Bangladesh
FMC International A.G.

Barbados
Moorco Foreign Sales Corp.
UD United Defense International Sales Corporation

Belgium
FMC Europe N.V.

Bermuda
UDLP Components, Limited

Brazil
CBV Industria Mecanica, S.A.
Crosby Valve & Gage Participacoes Ltda.
FMC do Brasil, Ltda.
Frigoscandia Equipment Ltda.
Jetway Systems Equipamentos
  Aeroportuarios Ltda.

Canada
FMC of Canada, Ltd.
FMC Offshore Canada Inc.
Crosby Valve Ltd.

Chile
FMC Corporation, Inc. Chile Limitada
Minera FMC Limitada

China
FMC Asia Pacific Inc.
FMC Hong Kong Limited
Fu Mei-Shi Crop Care Company, Ltd.
Huzou FMC Chemical Company, Ltd.

Colombia
FMC Latino America, S.A.

Czech Republic
FMC Czechiasro

Denmark
FMC A/S
Frigoscandia Equipment A/S

Egypt
FMC International, A.G.

France
FMC Europe, S.A.
FMC Food Machinery
FMC France S.A.
FMC Overseas, S.A.
Frigoscandia Equipment S.A.

Gabon
FMC Gabon, S.A.R.L.

Germany
FMC G.m.b.H.
Frigoscandia Equipment G.m.b.H.
Jetway G.m.b.H.
F.A. Sening G.m.b.H.
Smith Meter G.m.b.H.

Greece
FMC Hellas, EPE
FMC International, A.G.

Guatemala
FMC Guatemala, S.A.

Hong Kong
FMC Asia Pacific, Inc.
FMC Hong Kong Ltd.
Friendship Minerals and Chemicals, Ltd.

India
FMC Sanmar Limited
FMC Asia Pacific, Inc.

Indonesia
FMC Hong Kong Limited
P.T. Bina Guna Kimia Indonesia
P.T. FMC Santana Petroleum
     Equipment Indonesia

Ireland
FMC International, A.G.

Italy
FMC Food Machinery Italy, S.p.A.
FMC Packaging Machinery, S.p.A.
Frigoscandia Equipment S.r.l.
Sandei S.r.l.

Japan
Asia Lithium Corporation
FMC Asia Pacific, Inc.
Honjo-FMC Energy Systems, Inc.
L.H. Company, Ltd.
Frigoscandia, K.K.

Kenya
FMC International, A.G.

Korea
FMC Korea Limited
UDLP International, Inc.

Malaysia
FMC Wellhead Equipment, Bhd.
FMC Petroleum Equipment (Malaysia) Sdn.
     Bhd.
UDLP International, Inc.

Mexico
Electro Quimica Mexicana, S.A. de C.V.
E.M.D., S.A. de C.V.
EPN Arval S.A. de C.V.
Fabricacion, Maquinaria y Ceras,
  S.A. de C.V.
FMC Agroquimica de Mexico
  S. de R.L. de C.V.
FMC Ingrediantes Alimenticios

Netherlands
FMC Fluid Control (Nederland) B.V.
FMC Industrial Chemicals (Netherlands), B.V.

Norway
Kongsberg Offshore, A/S

Oman
FMC ETEG & Partners LLC

Pakistan
FMC International, S.A.
FMC United (Private) Ltd.

Panama
FMC Latino America S.A.

Philippines
FMC International, S.A.
Marine Colloids (Philippines) Inc.

Poland
FMC Corporation Poland

Russia
A/O FMC Overseas
A/O FMC Siberia Petroleum Equipment

Saudi Arabia
FMC Arabia

Singapore
Crosby Valve Pte. Ltd.
FMC Singapore Pte. Ltd.
FMC Southeast Asia Pte., Ltd.
Frigoscandia Equipment Pte. Ltd

Slovak Republic
FMC Slovakia S.R.D

South Africa
FMC (South Africa)(Proprietary) Ltd.

Spain
FMC Airline Equipment Europe, S.A.
FMC Spain, S.A.
FMC Foret, S.A.
Forel S.L.
Forsean, S.A.
Frigoscandia Equipment Iberica S.A.
Peroxidos Organicos, S.A.
Sibelco Espanola, S.A.
Valentin Herraiz, S.A.

Sweden
Frigoscandia Equipment Holding AB
Frigoscandia Equipment AB
Frigoscandia Equipment International AB
Frigoscandia Equipment Norden AB
Frigoscandia Freezer AB
Potato Processing Machinery AB

Switzerland
FMC International, A.G.

Taiwan
UDLP International, Inc.

Thailand
FMC Thailand Ltd.
Thai Peroxide Company, Ltd.

Turkey
FMC-Nurol Savunma Sanayii A.S.

Ukraine
FMC Kiev
FMC International, A.G.

United Arab Emirates
FMC International, S.A. (Dubai)

United Kingdom
FMC Corporation (UK), Ltd.
Frigoscandia Equipment Ltd.
Lewis Freezing Systems Ltd.
Potato Processing Machinery Ltd.
SOFEC, Ltd. (UK)

Uruguay
Lanfor Investment, S.A.

Venezuela
Tripoliven, C.A.
FMC Wellhead de Venezuela, S.A.

Virgin Islands
FMC International Sales Corporation

STOCKHOLDER DATA

ANNUAL MEETING
OF STOCKHOLDERS
FMC's annual meeting of
stockholders will be held at
2 p.m. on Friday, April 18,
1997, at 200 E. Randolph
Drive, Chicago.

Notice of the meeting, together
with proxy material, will be mailed
approximately 40 days prior to the
meeting to stockholders of record
as of February 27, 1997.

TRANSFER AGENT AND REGISTRAR
OF STOCK
Harris Trust and Savings Bank
P.O. Box 755
Chicago, Illinois 60690
Questions concerning FMC
common stock should be sent
to the above address.

STOCK EXCHANGE LISTING
New York Stock Exchange
Pacific Stock Exchange
Chicago Stock Exchange

STOCK EXCHANGE SYMBOL
FMC

FORM 10-K
A copy of the company's
annual report to the Securities
and Exchange Commission
on Form 10-K for 1996 is
available upon written
request to:

FMC Corporation
Communications Department
200 E. Randolph Drive
Chicago, Illinois 60601

However, most information
required under Parts II and
III of Form 10-K has been
incorporated by reference to
the annual report to
stockholders or the proxy
statement.

FMC was incorporated in
Delaware in 1928.

Italicized brand names used throughout this report are trademarks of FMC Corporation or its subsidiaries. (C) 1997 FMC Corporation.

FMC Annual Report                                                    59

FMC


FMC Corporation
200 East Randolph Drive
Chicago, Illinois  60601