Form 10-K, Exhibit 13
period 1997-12-31
FMC CORP
filed 1998-03-18
CIK 37785

                                                                      Exhibit 13
[LOGO OF FMC]

1997 Annual Report

Shareholder Value

People

Superb Execution

Growth

                             [PHOTOS APPEAR HERE]

[LOGO OF FMC]

                             As one of the world's

                             leading producers

                             of chemicals and machinery

                             for industry and agriculture,

                             FMC participates on a worldwide

                             basis in three broad markets:

                             Machinery and Equipment,

                             Industrial Chemicals and

                             Performance Chemicals.

                             FMC operates 104 manufacturing

                             facilities and mines in 26 countries.


                             About the cover: From Argentina to Maine, from Norway to Wyoming, FMC employees around the world are developing new products and technologies, improving production processes, providing solutions to customers, and serving the communities in which we operate. Together, we're charting a successful course into the 21st Century.

Financial Summary

(In millions, except per share, common stock price, employee and stockholder data)                1997                      1996
--------------------------------------------------------------------------------------------------------------------------------
Sales
In the United States                                                                  $        1,818.3            $      1,754.7
Outside the United States, including exports                                                   2,440.7                   2,196.0
--------------------------------------------------------------------------------------------------------------------------------
Total sales                                                                           $        4,259.0            $      3,950.7
================================================================================================================================
Income (loss) (after tax)
Income (loss) from continuing operations before
     cumulative effect of change in accounting principle                              $          (24.5)           $        162.8
--------------------------------------------------------------------------------------------------------------------------------
Income from continuing operations before asset
     impairments, restructuring and other charges and
     cumulative effect of change in accounting principle(1)                           $          156.4            $        162.8
--------------------------------------------------------------------------------------------------------------------------------
Earnings (loss) per share from continuing operations before
     cumulative effect of change in accounting principle:
       Basic                                                                          $          (0.67)           $         4.40
       Diluted                                                                        $          (0.67)           $         4.28
--------------------------------------------------------------------------------------------------------------------------------
Earnings per share from continuing operations before
     asset impairments, restructuring and other charges
     and cumulative effect of change in accounting principle:(1)
       Basic                                                                          $           4.25            $         4.40
       Diluted                                                                        $           4.13            $         4.28
================================================================================================================================
FINANCIAL AND OTHER DATA
Common stock price range                                                              $  90 5/8-59 5/8           $ 77 3/4-62 1/4
--------------------------------------------------------------------------------------------------------------------------------
Capital expenditures excluding acquisitions                                           $          316.7            $        485.1
--------------------------------------------------------------------------------------------------------------------------------
Research and development expense                                                      $          174.0            $        176.5
--------------------------------------------------------------------------------------------------------------------------------
At December 31  Working capital                                                       $          251.1            $        172.0
                Operating working capital(2)                                          $          410.4            $        627.4
                Number of employees                                                             16,805                    16,731
                Number of stockholders                                                          10,523                    11,339
--------------------------------------------------------------------------------------------------------------------------------


As described further in Notes 1 and 3 to the consolidated financial statements, FMC's Defense Systems segment has been reclassified as a discontinued operation and results of prior years have been restated for comparative purposes.

(1) Supplemental financial information. Income from continuing operations before asset impairments, restructuring and other charges and cumulative effect of change in accounting principle, and earnings per share from continuing operations before asset impairments, restructuring and other charges and cumulative effect of change in accounting principle, should not be considered in isolation nor as an alternative for income from continuing operations or earnings per share determined in accordance with generally accepted accounting principles, nor as the sole measure of the company's profitability.

(2) Operating working capital includes trade receivables (net), inventories, other current assets, accounts payable, accrued payroll, other current liabilities, and the current portion of accrued pension and other postretirement benefits.

Message to Shareholders

[Photo of Robert N. Burt]

ROBERT N. BURT

In early 1997, FMC Chairman and CEO Bob Burt visited Brazil, where the company's new sulfentrazone herbicide was first sold commercially under the tradename Boral.


In 1997, we saw our investments and confidence in our machinery and equipment businesses pay off with record profits. This superior performance, however, was not enough to overcome difficult market conditions throughout our chemical businesses, as well as start-up problems with our new herbicide plant. As a result, operating earnings per share were down 3 percent from 1996, and our stock under-performed the market.

  Sales from continuing operations were $4.3 billion, up 8 percent from $4 billion in 1996. After-tax income from continuing operations, before the charges detailed below, was $156 million, or $4.13 per share on a diluted basis, compared with $163 million, or $4.28 per share, in 1996. In the 1997 fourth quarter, we announced charges of $310 million before income taxes, or $208 million after income taxes, for asset impairments and restructuring and other costs, as well as environmental reserves related to discontinued operations.

  Although earnings were disappointing, our traditional emphasis on cash flow produced $350 million (before financing activities) from continuing operations. We reduced operating working capital, exceeding our $100 million target. And we sold our defense business to The Carlyle Group, which resulted in an after-tax gain of $180 million and after-tax cash flow of approximately $375 million for our 60 percent share of the business. Given reduced capital expenditure needs and the uneconomically high price of acquisitions, our cash flow exceeded our forecast needs. Therefore, we announced a $500 million, three-year stock buyback program, and purchased 2.7 million shares in 1997 for $209 million.

  Our major strategic initiative in 1997 was the sale of our defense business. Our decision to exit defense was influenced by the outlook for profitability for the next several years, as well as the significant budget pressures that we believe will lead to further declines in defense budgets after the turn of the century. The stagnant or declining profits in our defense business have significantly affected our profit growth, as shown in the table below:

(In millions)                                1997      1993     Annual Growth
-----------------------------------------------------------------------------
Operating profit (excluding defense)         $ 314     $ 105     32 percent
Operating profit (with defense)              $ 390*    $ 265     10 percent

*Estimated

[Photo of Larry D. Brady]

Larry D. Brady

In Japan, FMC President Larry Brady visited a Fresh'n Squeeze orange juice display at a local grocery store. FMC equipment processes 75 percent of the world's orange juice.

In the future, we expect a similar pattern of significantly greater growth without defense. This should translate into growth in our price/earnings ratio at the same time our stock repurchase program reduces and eventually eliminates the dilution from the lack of defense earnings.

  Although 1997 was disappointing, that's water under the bridge. We are moving on and concentrating on plans to improve earnings and enter the new century with strong momentum.

  In 1998 our highest priority is a significant increase in profits, which translates into 25-plus percent growth in earnings per share. At the same time, we will continue to focus on improving our working capital efficiency. Where market conditions have deteriorated, we will aggressively reduce expenses, as we've already done in both our industrial chemicals and agricultural products businesses. We will not neglect the need to invest in areas critical to our long-term success, including research and development, strategic acquisitions and, most important, training and development for our employees.

  The review of operations reports on the strategies, key events and outlook for our businesses and highlights representative FMC employees who are helping us achieve our goals.

Management changes. In 1997 we were pleased to welcome Ted Mooney to our board of directors. As chairman and chief executive officer of Nalco Chemical Company, Ted brings well-honed management and related industry experience to help chart our future path.

  We're sorry to report that Pehr Gyllenhammar has resigned from our board due to increased time commitments in Europe. Pehr brought us broad-ranging experience in international business and finance, and we'll miss his wise counsel.

  We're also pleased to announce several management changes. We brought Bill Wheeler home to Philadelphia from Tokyo to help direct our development and shared services efforts in the chemicals businesses. Reg Hall moved to Asia to take Bill's place in heading our efforts in Asia-Pacific--no small challenge given recent events. Replacing Reg as head of our specialty chemicals businesses is recently elected FMC Vice President Bill Walter, who brings to his new assignment 24 years of experience with FMC operations. We elected Gene McCluskey, whose expertise on tax issues is an invaluable asset, as vice president--tax. And given the importance of information technology to our future success, we elected Craig Watson as FMC vice president and chief information officer.

  In 1997 we also bid farewell to FMC Corporate Secretary and Associate General Counsel Bob Day. Bob took early retirement after 25 years of guiding us through corporate governance issues, providing us with sound legal advice and safeguarding our ethical values.

Building on core values. Inherent in the success of any company is what some call ethics, others call corporate responsibility, and we call core values. At FMC, core values are the heart of our company. These values center on valuing the diversity and skills of our employees and providing for their development; protecting the environment and the health and safety of our employees; and improving the communities in which we operate. We value our relationships with our customers. We take an analytical approach to decision-making. And we work to continuously improve everything we do while maintaining the highest ethical standards.

  As in the past, we believe our future success in creating superior shareholder value is built on these values. No report to shareholders is complete without reinforcing our commitment to maintaining these values.

Outlook. Our overriding priority in 1998 is producing strong operating earnings that exceed the financial expectations of our investors and increase our stock price.

  Although market conditions in some of our chemicals businesses still will be unfavorable, we expect to achieve significant growth from crop protection chemicals, which should snap back from low pest infestations in 1997 and from improved operations at our Authority herbicide plant. We also expect continued strength in our machinery businesses after a record-breaking 1997 performance.

  Over the past five years, we've established a strong trend of growth in operating earnings from our continuing businesses. We will continue to run our businesses well--both in terms of productivity and controlling costs. We will maintain our financial discipline, while continuing to look for growth opportunities. We believe double-digit growth in earnings per share through the turn of the century will favorably affect our stock price. These accomplishments will be due to the efforts of terrific FMC employees who bring their enthusiasm, commitment and know-how to work every day.


/s/ Robert N. Burt                                /s/ Larry D. Brady

Robert N. Burt                                    Larry D. Brady
Chairman of the Board and                         President
Chief Executive Officer

February 25, 1998

Industry Segment Data

(In millions)                                                         Year ended December 31
                                                     -------------------------------------------------------
                                                          1997         1996       1995       1994       1993
------------------------------------------------------------------------------------------------------------
SALES
Machinery and Equipment                               $2,030.9     $1,684.9   $1,351.0   $  972.7   $  870.9
Industrial Chemicals                                   1,012.0      1,041.3      976.8      866.8      866.7
Performance Chemicals                                  1,242.2      1,251.8    1,176.5    1,060.5      973.5
Eliminations                                             (26.1)       (27.3)     (21.7)     (30.6)     (32.3)
------------------------------------------------------------------------------------------------------------
Total                                                 $4,259.0     $3,950.7   $3,482.6   $2,869.4   $2,678.8
============================================================================================================
Income (loss) from continuing operations
  before income taxes and cumulative
  effect of change in accounting principle(1)
Machinery and Equipment                               $  140.4     $   75.9   $   49.4   $   31.6   $    5.5
Industrial Chemicals                                     135.7        181.8      153.1      115.2       52.2
Performance Chemicals                                    112.3        159.2      163.7      154.2      139.4
------------------------------------------------------------------------------------------------------------
Segment operating profit                                 388.4        416.9      366.2      301.0      197.1
Corporate                                                (86.2)       (91.3)     (99.0)    (105.9)    (117.0)
Other income and expense, net                             11.8          3.2       12.2       15.3       24.6
------------------------------------------------------------------------------------------------------------
Operating profit before asset impairments,
  restructuring and other charges, gain on sale
  of FMC Wyoming stock and net interest expense          314.0        328.8      279.4      210.4      104.7
Asset impairments(2)                                    (224.0)          --      (26.4)        --       (8.1)
Restructuring and other charges(3)                       (40.9)          --     (123.6)        --     (114.4)
Gain on sale of FMC Wyoming stock(4)                        --           --       99.7         --         --
Net interest expense                                    (108.8)       (93.0)     (76.4)     (59.5)     (62.1)
------------------------------------------------------------------------------------------------------------
Total                                                 $  (59.7)    $  235.8   $  152.7   $  150.9   $  (79.9)
============================================================================================================

                                                                            December 31
                                                      ------------------------------------------------------
                                                          1997         1996       1995       1994       1993
------------------------------------------------------------------------------------------------------------
IDENTIFIABLE ASSETS
Machinery and Equipment                               $1,496.0     $1,599.0   $1,221.8   $  669.4   $  564.8
Industrial Chemicals                                   1,028.9      1,185.3    1,106.6      932.4      873.0
Performance Chemicals                                  1,408.0      1,366.7    1,040.9      870.1      806.8
------------------------------------------------------------------------------------------------------------
Subtotal                                               3,932.9      4,151.0    3,369.3    2,471.9    2,244.6
Corporate and other                                      180.2        202.9      199.4      279.9      242.2
------------------------------------------------------------------------------------------------------------
FMC continuing operations                              4,113.1      4,353.9    3,568.7    2,751.8    2,486.8
Net assets of discontinued operations(5)                    --        113.5      183.1      105.3       45.3
------------------------------------------------------------------------------------------------------------
Total                                                 $4,113.1     $4,467.4   $3,751.8   $2,857.1   $2,532.1
============================================================================================================

Business segment results are presented net of minority interest, reflecting only FMC's share of earnings. The corporate line primarily includes staff expenses, and other income and expense consists of all other corporate items, including LIFO inventory adjustments. As described in Notes 1 and 3 to the consolidated financial statements, the operations constituting FMC's Defense Systems and Precious Metals segments have been reclassified as discontinued operations and results of prior years have been restated for comparative purposes.

(1) Results for all segments are net of minority interests in 1997, 1996, 1995 and 1994 of $8.9 million, $9.7 million, $5.1 million and $1.6 million, respectively, the majority of which pertain to Industrial Chemicals. Minority interests in 1993 were not significant.

(2) Asset impairments in 1997 (Note 4 to the consolidated financial statements) are related to Machinery and Equipment ($27.0 million), Industrial Chemicals ($126.0 million) and Performance Chemicals ($71.0 million). Asset impairments in 1995 are related to Industrial Chemicals ($3.0 million) and Performance Chemicals ($23.4 million). Asset impairments in 1993 are related to Machinery and Equipment ($7.6 million) and Industrial Chemicals ($0.5 million).

(3) Restructuring and other charges in 1997 (Note 4 to the consolidated financial statements) are related to Machinery and Equipment ($27.9 million) and Performance Chemicals ($13.0 million). Restructuring and other charges in 1995 are related to Machinery and Equipment ($15.5 million), Industrial Chemicals ($74.5 million), Performance Chemicals ($21.6 million) and Corporate ($12.0 million). Restructuring and other charges in 1993 are related to Machinery and Equipment ($58.4 million), Industrial Chemicals ($29.2 million), Performance Chemicals ($3.2 million), and Corporate ($23.6 million).

(4) Gain on sale of FMC Wyoming stock (Note 2 to the consolidated financial statements) is attributable to Industrial Chemicals.

(5) Net assets of discontinued operations comprise the net assets of FMC's Defense Systems and Precious Metals segments.

Products & Markets
--------------------------------------------------------------------------------

MACHINERY & EQUIPMENT                       Markets Served
                                            --------------

Energy & Transportation
-----------------------

Oil and gas wellhead completion equipment; Oil and gas drilling, production, engineering, procurement, construction and refining, transportation and power equipment for subsea exploration; metering generation companies.
products and systems; loading systems;
marine terminals and floating production systems; pressure-relief valves.

Airline equipment, automated material       Airlines, airports, industrial
handling systems.                           manufacturing, mining, warehouses,
                                            newsprint, publishing, chemicals,
                                            utilities.


FMC FoodTech
------------

Global full-line food technology provider,  Fruit and vegetable growers, food
including harvesting, preparing,            and juice processors and canners.
processing, packaging, and preserving       Beef, poultry, seafood, potato, and
systems. Market-leading position in         snack food markets. Restaurants and
thermal processing, sterilizing, cooking,   fast-food industry.
frying and freezing systems, citrus and
tomato processing, vegetable harvesting, and processing, handling and conveying systems.


PERFORMANCE CHEMICALS                        Markets Served
                                             --------------

Agricultural Products
---------------------

Produces crop protection and pest control   Food and fiber growers, pest control
chemicals for worldwide markets. More       markets.
than 50 percent of sales derived outside the United States.

Food Ingredients
----------------

Leading worldwide producer of carrageenan   Food processing industry, personal
and Avicel cellulose gel. Market leader     care products.
in applications technologies specializing in fat replacement, texture, structure and stability for food systems.

Pharmaceutical
--------------

World's leading producer of Avicel          Global pharmaceutical and
binders and Ac-Di-Sol disintegrants, as     nutritional supplement industries.
well as other specialty excipients used
in pharmaceutical and vitamin manufacture.

Products & Markets
----------------------------------------------------------------------------------------------------------------------------------
MACHINERY & EQUIPMENT

FMC Competitive Advantage                 Growth and Superb Execution                 Outlook
-------------------------                 ---------------------------                 -------

Energy & Transportation
-----------------------

Provides a complete package of products   Excellent performance and integration       Strong global growth based on leadership in
and services in subsea/floating           of recent acquisitions. Ongoing             deepwater technology. Continuing to exploit
production and deepwater technology.      technological achievements, including       synergies and technologies from recent
Strategic alliances with key energy       HOST, FMC's customized subsea system.       acquisitions and internal development.
customers.                                Continuing to set standards in innovation,
                                          adaptability, precision and safety.
                                          Member of alliance awarded Terra Nova
                                          project from Petro-Canada.

Market leader in ground support           Strong growth in cargo loaders and          New products, alliances and international
equipment for the air transport           aircraft deicers. Positioned for future     market penetration driving future growth.
industry and in passenger boarding        growth through leadership in automated,     Monitoring Southeast Asian economies.
bridges worldwide. Sole source            laser-guided vehicle systems.
alliances with several key
airlines. Only supplier to provide air
conditioning, auxiliary power and
drinking water from the jet bridge.

FMC FoodTech
------------

Integrated provider of systems and        Excellent performance and integration        Continued positive performance. Applications
equipment, covering almost every phase    of recent acquisitions. Leveraged            focus on food safety. Solid growth potential
of the food harvesting, preparation,      synergies among business units. New          in the developing Latin American markets.
processing and preservation enterprise.   product introductions focusing on            Monitoring Southeast Asian economies.
Global sales and service. Partnerships    customer needs and benefits include
with key food processors.                 the DSI W-624 Plus portioner, Special
                                          Delivery and Express Limited conveyors,
                                          and SPS (steam pasteurization system).

PERFORMANCE CHEMICALS

FMC Competitive Advantage                 Growth and Superb Execution                  Outlook
-------------------------                 ---------------------------                  -------

Agricultural Products
---------------------

Solid business presence around the        Sulfentrazone herbicide registered for       New registrations and expanding sales
world. Direct distribution in key         use as Authority Broadleaf (U.S.), Boral     in U.S. and international markets. Growing
markets. Strong insecticide and growing   (Brazil), Capaz (Argentina, Paraguay).       portfolio of herbicides and pest control
herbicide portfolio. Introduction of a    Continued investment in R&D. Successfully    products. Improved cost position.
new class of herbicides. Productive R&D   introduced Command 3ME (microencapsulation)
effort, generating high profitability.    herbicide. Carfentrazone-ethyl herbicide
Leader in applications technology.        registered for use in Europe as Affinity,
Solid product stewardship programs.       Lexus Class, Platform, Aurora and Spotlight.
                                          U.S. registrations expected in 1998.

Food Ingredients
----------------

Excellent product quality. Superior       Developing new product applications          Solid position as industry leader.
applications knowledge and product        to meet customer needs, especially in        Improved earnings through market-driven
performance capability. Global            dairy, convenience foods and meat            applications and lower costs. Increased
customer service and manufacturing.       applications. International sales now        sales to Europe. Monitoring Southeast
                                          account for more than 50 percent of          Asian economies.
                                          total worldwide revenues.

Pharmaceutical
--------------

Proprietary technology, brand             Launched new binder products and             Continued global market penetration,
recognition and global market presence.   suspension aids. Leveraging superior         driven by pharmaceutical company growth
Strong formulation support. Global        applications knowledge and technology        and greater use of prescription drugs as
service capabilities.                     with key customers worldwide.                a result of managed healthcare programs.

Products & Markets
--------------------------------------------------------------------------------

PERFORMANCE CHEMICALS (cont.)           Markets Served
                                        --------------

Lithium
-------

World's largest producer of             Pharmaceuticals, primary and secondary
lithium-based products.                 batteries, air conditioning, rubber
                                        and plastic, primary aluminum and
                                        aluminum alloys, ceramics and glass,
                                        lubricating greases, swimming pool
                                        sanitation, textiles, concrete
                                        applications.

Process Additives
-----------------

World's largest producer of             Plastics, hydraulic fluids,
phosphate ester flame retardants.       lubricant additives, industrial
Leading supplier of specialty water     water treatment and desalination.
treatment chemicals.

BioProducts
-----------

Largest worldwide producer of           Life science research, including
agarose. Leading supplier of            DNA sequencing, mutation detection
proprietary DNA and protein products    and protein analysis.
for life science markets.


INDUSTRIAL CHEMICALS                    Markets Served
                                        --------------

Alkali Chemicals
----------------

World's largest producer of natural     Glass-making, chemicals, detergents,
soda ash and market leader in North     food products, animal feed additives,
America. Downstream products include    mining, air/water treatment, pulp and
sodium bicarbonate, sodium cyanide,     paper.
sodium sesquicarbonate, caustic soda.


Active Oxidants
---------------

Major worldwide producer of             Polymers, electronic circuit boards,
persulfates, peracetic acid and         process equipment sanitizers,
specialty peroxygens.                   industrial biocides.

Hydrogen Peroxide
-----------------

Major worldwide producer of hydrogen    Pulp and paper, textiles,
peroxide.                               environmental clean-up, mining,
                                        detergents, electronics.

Phosphorus Chemicals
--------------------

Major worldwide supplier and leading    Detergents, cleaning compounds,
North American producer of phosphorus   metal treatment, food products,
and its derivatives, phosphates and     textiles, pesticide intermediates,
phosphoric acid.                        additives, pharmaceuticals, water
                                        treatment.


Foret
-----

Major European chemical                 Detergents, pulp and paper, textiles,
producer. Products include              chemicals, tanning, animal feed,
hydrogen peroxide, perborates,          mining, rubber, pharmaceuticals,
phosphates, silicates, zeolites,        ceramics, paint, food, photography,
sulfur derivatives.  Leading            agriculture, water treatment.
share in Spanish peroxygen and
phosphate markets.

Products & Markets
---------------------------------------------------------------------------------------------------------------------------------
PERFORMANCE CHEMICALS (cont.)

FMC Competitive Advantage                 Growth and Superb Execution                    Outlook
-------------------------                 ---------------------------                    -------

Lithium
-------

Diverse, high-value-added products.       Technology and market leader in                R&D effort spurring growth in
Strong manufacturing capabilities. New,   downstream specialty markets. Investment       specialty markets, such as batteries,
proprietary extraction technology.        in capacity additions to meet growing          pharmaceuticals and polymers. New
                                          demand for butyllithium, specialty reagents    competitor causing price pressure for
                                          and rechargeable battery applications.         commodity products.
                                          Lithium resource in Argentina coming on
                                          stream. Low-cost position in lithium
                                          chloride.

Process Additives
-----------------

Global manufacturing and technical        Introduced Belgard EV2030, an enhanced         Competitive markets continue. Focus
sales capabilities. Diverse products.     maleate polymer technology, to the             on new products, applications, and
Applications know-how.                    thermal desalination market. Bellacide         ongoing cost improvements.
                                          375 biocide was registered and introduced
                                          to the U.S. cooling water market. Two new
                                          lubricant additives were introduced to
                                          the fluids market: Durad 310M and Durad 90.
                                          Continuing R&D investments. Continued
                                          process improvements driven by technology.

BioProducts
-----------

Advanced applications technology.         Introduced new application-specific            Increasing demand for DNA and
Excellent product quality. Proprietary    products for conducting DNA sequencing,        protein-related analysis in research and
technology. Worldwide brand recognition.  mutation detection and protein analysis.       diagnostics. Life science funding remains
                                          Continuing R&D investments. Improved           strong in private and public sectors.
                                          market position in DNA sequencing.

INDUSTRIAL CHEMICALS

FMC Competitive Advantage                 Growth and Superb Execution                    Outlook
-------------------------                 ---------------------------                    -------

Alkali Chemicals
----------------


Proprietary, low-cost solution mining     Continuing focus on new proprietary            Volumes will increase in 1998 to
technology. Significant share of          mining technology, improving costs.            continue fill-out of earlier expansion.
worldwide capacity. Excellent             Fill-out of most recent expansion is on        Overall pricing will remain steady.
distribution and transportation systems.  track. Increased market penetration            Monitoring Southeast Asian economies.
                                          from new products in cleaning compounds,
                                          feed additives, and acid waste
                                          neutralization.

Active Oxidants
---------------

Strong North American market position.    Continuing focus on cost improvement           Continued growth in global markets
Unique operational and cost advantage     through process control and proprietary        and product applications.
at manufacturing site.                    process technology. Growth is expected
                                          in all market segments. New product
                                          applications.

Hydrogen Peroxide
-----------------

Highly cost-effective manufacturing       Continued focus on cost reduction.             Seeing more demand in pulp and paper
and distribution. High level of service,  Improved cost position through capital-        and some industry improvement in Europe.
reliability, product quality and safety.  efficient technology, reduction of             Continue to face over-capacity issues
Major capacity share. Downstream share    high-cost capacity, and restructuring of       until 1999 or 2000. Focus is on cost
of specialty market niches.               the business. Improved market position         improvement.
                                          in industrial segments.

Phosphorus Chemicals
--------------------

World's lowest-cost elemental phosphorus  Growing diversity of product uses.             Volumes remain high; however, imports
production. Significant U.S. capacity     Introduced new high-performance product        influenced by a stronger U.S. dollar may
share. Lowest-cost U.S. production of     for cleaning compounds industry. Optimized     pressure prices.
sodium tripolyphosphate--our largest      product mix.
downstream product--used in automatic
dish detergents. High level of service
and reliable delivery.

Foret
-----

Excellent cost positions. Strong          Continuing focus on strong market              Continued solid performance based on
manufacturing and distribution            positions and growth.                          costs, exports and competitive advantages
capabilities. Growing export business.                                                   of product portfolio.

MACHINERY AND EQUIPMENT

Machinery and Equipment sales for 1997 were up 21 percent to $2 billion. Profits rose 85 percent to $140 million.

In 1997, FMC employees ROBERT "BUBBA" HARDEE and CORTEZ BURKHART led a successful installation of three HOST platforms at Mobil's Zafiro Field in Equatorial Guinea, West Africa. The satisfied customer has summoned Hardee and Burkhart to return to install another HOST in 1998.

UNDERWATER WONDERLAND. FMC subsea trees and HOST platforms form the foundation for oil production at Mobil Oil's Zafiro Field project in Equatorial Guinea, West Africa.

                                       *

THE PRESSURE'S OFF. FMC's Crosby pressure-relief valves, manufactured here at Market Harborough, England, deliver critical protection against high-pressure situations in oil production.

PER MORTEN of FMC Kongsberg Offshore in Norway leads a team of engineers in designing deep-water systems for major oil producers like Statoil and Mobil. Morten and his team use the full range of FMC's subsea resources to "knit systems together" for customers.

                                       *

MOVING ON. FMC Jetway Systems passenger boarding bridges, such as the one here at Ronald Reagan Washington National Airport, provide air conditioning, electricity and drinking water to the aircraft.

NO MOVING PARTS. Our new coriolis mass flowmeter applies the properties of physics to provide extremely precise measurements of the flow of gas and oil in pipelines.

                           [SIX PHOTOS APPEAR HERE]

                             MACHINERY & EQUIPMENT

ENERGY AND TRANSPORTATION EQUIPMENT. We continued to solidify our position as a complete supplier of equipment and services for oil and gas customers-- especially in the offshore arena. FMC's integrated capabilities in wellhead, subsea, floating production and metering systems--built through internal development and acquisition in recent years--have allowed FMC to develop strong, profitable alliances with key energy customers around the world. In the transportation field, we're also positioned as an integrated supplier--offering a full package of ground support and bridge products to airport and airline customers.

In 1997, energy and transportation equipment sales and earnings were up significantly, driven by our market leadership in subsea systems. Strong demand by oil companies in exploration and production, high capital spending in the airline industry and improved margins also contributed to increased results.

OUR ENERGY BUSINESS, with industry-leading technology, continued to dominate in deep-water applications. In 1997, we installed the subsea manifold and two subsea trees for the Shell Mensa project in the Gulf of Mexico-at 5,300 feet below sea level, the deepest project off the coast of the United States. We'll install a third tree in 1998. We also installed the world's deepest floating production and storage systems for Petrobras Barracuda offshore Brazil in 2,798 feet of water.

In 1997, we received an order to supply subsea trees and tools for Brazil's Petrobras Roncador project, which will become the world's deepest installation at 8,250 feet below sea level. Exxon awarded us the contract to supply subsea trees and controls for the Diana project at 4,295 feet of water in the Gulf of Mexico. We'll deliver equipment for both projects over the next few years. In addition, we installed a hinge-over-subsea-template and subsea trees at Mobil's Zafiro project offshore West Africa.

Our interest in forging multi-year, preferred-provider alliances with strategic customers continued across product lines. Long-time Norwegian customers Statoil and Norske Hydro are committing 100 percent of their petroleum measurement business to FMC for five years. In a new, five-year alliance with Mobil Lubricants, we're providing the combined capabilities of our loading and transfer systems, Smith meters, and Waugh blending and control systems for Mobil's integrated lube blending plants.

OUR AIRPORT PRODUCTS AND SYSTEMS BUSINESS performed well as the airline industry continued to invest in FMC support equipment, including cargo loaders, deicers and passenger boarding bridges. We continued to pursue sole-source alliances, and entered into multi-year agreements to provide ground support equipment to Federal Express and UPS.

STRONG PERFORMANCE SHOULD CONTINUE for FMC's energy and transportation businesses. While our energy customers continue to actively explore and produce, we remain well positioned as a supplier capable of serving their complete oilfield needs with the latest technology. With our formal alliance commitments, improved pricing and efficient plants, we expect profit growth to exceed sales growth. In the airport products and systems arena, our total-capabilities approach, leading-edge technology and alliance partnerships also should result in ongoing strong performance.

                             MACHINERY & EQUIPMENT

TITLE CHANGE. FMC FoodTech made its debut in 1997 to better reflect food processing expertise in the global market.

FMC Citrus Systems' Mike Suter worked with employees of FMC Brazil to automate juice extractors at Citrosuco Paulista S.A., one of the world's largest juice processors. The upgrade dramatically increased the customer's extraction efficiency.

                                       *

SAFE AND SOUND. At Ameriqual Foods in Indiana, FMC FoodTech equipment sterilizes combat rations for the U.S. Army and non-refrigerated products for major food companies.

SOME LIKE IT HOT. Perdigao, Brazil's second largest producer of processed chicken, used FMC Stein and Frigoscandia cooking, frying and freezing technology to launch more than 30 new products in 1997.

                                       *

HERE'S THE BEEF. At Wis-Pak Foods Inc. of Milwaukee, Wisconsin, FMC's Frigoscandia Flat Products Freezer processes more than 500,000 hamburger patties a day.

A small team of engineers, led by Ramesh Gunawardena, is responsible for much of Stein's recent success in cooking and frying applications. Gunawardena and his team develop new technologies, like the THERMoFIN fryer, which safely fries foods coated with delicate seasonings.

                           [SIX PHOTOS APPEAR HERE]

                             MACHINERY & EQUIPMENT

FMC FoodTech. Following a series of recent acquisitions of strategic businesses, we've built our food processing business into a multi-capabilities supplier with expanded global markets. In 1997, we adopted the name FMC FoodTech--an evolution from the original Food Machinery Group--to reflect our shifting product and market orientation toward systems and processing technology.

Sales and profits were up sharply in 1997. Contributing to performance was a strong year for citrus machinery, margin improvement for food processing systems, and a full year of strong operating results for Frigoscandia Equipment, the Swedish-based marketer of industrial freezers that we acquired in 1996.

The addition of Frigoscandia freezing equipment and Stein fryers, ovens, and batter and breading equipment further broadens FMC's food processing capabilities and expands our presence in key markets around the world. Throughout 1997, we concentrated on integrating these new businesses with FMC's existing operations to take advantage of marketplace synergies and provide complete solutions to customer needs.

Citrus systems, the world leader in citrus processing equipment, met heightened demand for industry capacity in 1997 by enhancing our products' efficiency to boost customers' throughput and yield. Our ongoing development work also centers on continually improving the quality of citrus juices. Our food processing systems business had success with sterilization and fruit processing lines in Europe and North and South America.

Food systems and handling also benefited from several strong key markets, particularly in poultry, the meat of choice around the world because it is low-fat and low-cost. Our business is a specialist in providing complete poultry processing lines, and late in the year, we concluded a sale to Perdue Chicken that encompassed the battering, breading, frying and cooking capabilities of Stein, the freezing component of Frigoscandia Equipment and the conveying systems of our food handling business. A new product we introduced in the last half of 1997, our DSI 624 water jet cutter, uses an advanced robotic system and high-pressure water jets to cut poultry with greater speed and efficiency than any product on the market. We're taking orders on the product now and expect to see sales gains in 1998.

In December, FMC FoodTech signed a global sales and service agreement with food giant Unilever. FMC will be considered a preferred supplier for the variety of products this customer requires, and conducting business will be easier. We anticipate negotiating more of this type of preferred-partner arrangement in the future.

We expect FMC FoodTech will turn in another positive performance in 1998. A number of key markets remain strong, and FMC FoodTech is armed with a fuller, more diversified portfolio of capabilities to meet the needs of food processing customers worldwide. We continue to consider acquiring appropriate businesses worldwide to close the remaining gaps in our diversified product lines.

                             [PHOTO APPEARS HERE]

SUBSEA SUPERSTAR. An FMC development team graphically displays a complete subsea oilfield project. FMC combined its petroleum equipment, floating production systems and advanced metering technologies to become a leading supplier of subsea systems.

Technology Watch

FMC technology leads the industry. Building on our longstanding expertise in subsea systems, we're engineering equipment to perform at the extreme pressures and temperatures of the deepest subsea installations. As we design even deeper systems in the coming years, our customized products will become more sensitive to challenging environments. Through recent technology acquisitions, FMC is now the leader in highly accurate, electronic flowmeter equipment that measures the flow of oil and gas. Our airport products and systems, also, are at the forefront of the trend to move services such as air conditioning, electricity and potable water from ground support vehicles to the passenger boarding bridge.

At FMC FoodTech, our new name reflects our commitment to technology. In 1997, we worked closely with our customers to introduce a range of new products to help them operate more safely and effectively. In response to the beef industry's concerns about food safety and product contamination, Frigoscandia Equipment introduced a new Steam Pasteurization System that minimizes the risk of beef contamination from E. Coli bacteria or other harmful microorganisms. FMC FoodTech's food processing systems also addressed food safety issues with FranRica's commercialization of a system to process tomato and fruit particulates and LogTec automated sterilization modeling tools and controls. As food safety continues to emerge as a pressing issue throughout the world, FMC offers solid expertise in solving problems.

Machinery and Equipment--Management's Discussion and Analysis

1997 COMPARED WITH 1996

Machinery and Equipment segment sales of $2.0 billion increased 21 percent from sales of $1.7 billion in 1996, and operating profits of $140.4 million in 1997 were 85 percent higher than the prior year. These gains were achieved across a broad range of products, primarily as a result of improved market conditions and continuing cost reductions. FMC's FoodTech (formerly the food machinery group) operations also benefited from the inclusion of a full year of operating results of Frigoscandia Equipment, acquired on June 30, 1996.

Sales of energy equipment were significantly higher in 1997, reflecting strong demand from oil companies in exploration and production, including Shell Oil Co., and higher subsea equipment sales under a contract with Statoil, Norway's state-owned oil company. FMC's recent internal development investments and acquisitions in deep water technologies have resulted in profitable alliances with major oil customers throughout the world. The company's market leadership position in the expanding subsea market, coupled with strong cost control activities, improved 1997's margins and operating profits.

Sales of airport products and systems were also significantly higher in 1997 as a result of a period of strong airline investment. Increased sales of ground support and automated material handling equipment and higher shipments under several Jetway passenger boarding bridge projects also positively affected operating profits.

FMC FoodTech's performance improved significantly in 1997, primarily from the inclusion of full-year results for the operations of Frigoscandia Equipment. Increased sales and profits of citrus machinery in 1997 also contributed to the improved operating results of FMC FoodTech. Profits of the food processing equipment business benefited from a healthy poultry market, as well as the strength of FMC's sterilization and fruit processing lines.

1996 COMPARED WITH 1995

Machinery and Equipment segment sales of $1.7 billion increased 25 percent from 1995, and operating profits of $75.9 million in 1996 were 54 percent higher than the prior year. Increased sales resulted from acquisitions and strengthening market conditions in the energy, food machinery and transportation equipment businesses. Improved market conditions and continuing cost improvement contributed to the increased profitability.

Sales and operating profits of energy equipment were significantly higher than in 1995 as the result of increased sales in most product lines. Higher subsea equipment volume reflected sales to two major oil companies and performance under the contract with Statoil. Partially offsetting these increases were lower sales related to projects completed or nearing completion (on a percentage-of-completion basis) during the year. Sales and profits of energy equipment benefited from the inclusion of full-year results for businesses acquired in the June 1995 purchase of Moorco International Inc. and from growth in sales of loading systems to the liquefied natural gas market.

Airline equipment sales and profits increased significantly in 1996, reflecting a strong deicer season, increased shipments of Commander 15 main deck loaders, and improved sales of Jetway boarding bridges. Sales of material handling systems declined slightly in 1996, but operating profits improved due to higher international sales and margins for water treatment and screening equipment. The company's strategic divestiture of the Automotive Service Equipment Division early in 1996 resulted in an overall decrease in sales of transportation equipment for the year.

FMC FoodTech sales increased significantly in 1996, primarily as the result of the inclusion of FranRica for a full year and the acquisitions of Sandei in April 1996 and Frigoscandia Equipment on June 30, 1996. Sales of citrus equipment and food processing systems also improved. Operating profits declined slightly from 1995, however, as a result of incremental costs related to the acquisitions.

OUTLOOK FOR MACHINERY AND EQUIPMENT

The order backlog for Machinery and Equipment was $988.8 million at December 31, 1997, compared with $923.0 million at the end of the prior year. This increase of $65.8 million reflects the improved market conditions in 1997 for energy equipment.

Continued growth in the subsea business of energy equipment is expected in 1998, but delays could occur in some programs, partially due to the economic issues in Southeast Asia. The company continues to enter into strategic alliances with customers, many of which are of a long-term nature. The transportation equipment business expects sustained growth in 1998 with a strong market in airport products and systems and continued demand for material handling systems products. The company anticipates that the citrus equipment business will remain strong in early 1998, but possible economic problems in the Brazilian market may negatively affect the latter part of the year. FMC FoodTech expects to record another strong year in 1998, although backlog is down from the prior year. Performance for all machinery and equipment operations will be negatively affected in 1998 if anticipated business in Southeast Asia does not materialize.

INDUSTRIAL CHEMICALS

Industrial Chemicals sales of $1 billion were slightly below the previous year. Profits of $136 million were down 25 percent, or 46 million dollars from 1996, a year that included a $24 million gain from the sale of our minority interest in a Japanese hydrogen peroxide venture.

In Barcelona, FMC Foret's Miguel Naya suggested modifying the metasilicate plant steam system to better clean process pipes. Naya's idea saved time and improved safety conditions for plant operators.

A GREEN SOLUTION. As an environmentally sound solution, FMC's hydrogen peroxide eliminates odor-causing compounds in this water treatment system at the Encina Wastewater Authority in California.

DISTRIBUTION PARTNERS. FMC's phosphoric acid, used in chemical and food processing, arrives at the new Van Waters & Rogers distribution facility in Illinois. This distributor sells a variety of FMC chemicals to customers in North America.

                                       *

ACTIVE AGENT. Sodium perborate, produced by FMC Foret, provides the bleaching power for these powdered laundry detergents manufactured in Turkey.

In his role as union president at FMC's phosphorus-producing facility in Lawrence, Kansas, Cheldon Coleman shares a common goal with FMC management:
Deliver an accident-free workplace. Coleman has worked to meet that goal, conducting day-long safety programs for more than 200 employees at the plant.

                                       *

INTO THE LIGHT. FMC's natural soda ash is a key raw ingredient in the high-quality fluorescent tubing made by Philips Lighting company in Kentucky.

GROWTH-ORIENTED. At its feed-formulating operation in Arkansas, ConAgra uses FMC's feed-grade sodium bicarbonate for poultry feed that promotes growth.

                          [SEVEN PHOTOS APPEARS HERE]

                             INDUSTRIAL CHEMICALS

Industrial Chemicals. Our ongoing strategy is to effect cost improvements to maintain our low-cost positions across global product lines, encompassing phosphorus, soda ash, hydrogen peroxide and persulfates.

Demand is strong for phosphorus products, and our phosphorus chemicals operations in North America and at FMC Foret in Europe performed well in 1997. Volumes were higher, operating performance improved, and costs were lower. In 1997, we introduced Polyclear, a soluble phosphate product that offers cost-effective performance in liquid industrial and institutional cleaners. Our research into new, higher-performing phosphate products is ongoing, and we offer a growing portfolio of products for food applications, including special blends for the meat industry.

Our newly added soda ash capacity operated for a full year in 1997, and we sold record volumes, offset by lower prices. We had success with AbsorptaPlus, a highly absorptive soda ash for powdered detergents, and with S-Carb, a purified sodium sesquicarbonate product used as an animal feed buffer.

Excess industry capacity and resulting price declines made 1997 a disappointing year for our hydrogen peroxide business. In response to these tough conditions, we focused on cost reductions throughout the business and retired some capacity within our multi-plant supply network. New, proprietary process technology has significantly reduced plant costs at our operation in Mexico and will contribute to cost reductions at our Bayport, Texas, facility, where the new system was installed on-time and on-budget in 1996. By year-end 1997, we began to see stronger pulp and paper demand and some industry improvement in Europe.

Our active oxidants business performed well in 1997. The demand for persulfates remains steady in two major market segments, polymer and printed circuit board manufacturing. We are leveraging technology and cost advantages to provide a reliable global supply. Also, newly registered applications are driving demand for peracetic acid.

For the future, demand remains strong for phosphorus. But pricing pressures will continue given increases in capacity worldwide and competition from imports based on the strength of the U.S. dollar. We'll continue to fill out our capacity expansion for soda ash as we see continued growth in demand, moderated somewhat by the Asian economic situation. The hydrogen peroxide industry continues to face over-capacity issues, and we don't expect relief until 1999 or 2000. We'll continue to concentrate on cost improvements across all our businesses.

                             [PHOTO APPEARS HERE]

STICK-TO-IT-TIVENESS. Rohm and Haas, the Philadelphia-based specialty chemicals manufacturer, tests the bonding properties of adhesives manufactured using FMC persulfates.

Technology Watch

Advances that our industrial chemicals businesses have introduced in processing and systems in recent years are providing FMC a competitive edge in efficiency and cost. The solution-mining technology and capacity expansion put in place at our Green River, Wyoming, soda ash site from 1995 to 1996 are allowing us to retrieve previously unrecoverable deposits of trona ore, process record volumes and slash production costs. We're currently the lowest-cost producer in the industry.

Similarly, the new, proprietary process installed with our capacity expansion for hydrogen peroxide in Bayport, Texas, in 1996 is resulting in more cost-efficient production. The system will also give us the flexibility to add significant capacity in future years at a low investment cost.

Meanwhile, the installation of an SAP-based integrated business system across our chemical businesses is allowing all of these operations to meet the growing needs of our customers more effectively. Tracking purchasing, order entry, scheduling, shipping, inventory and account information, the system provides for faster, more accurate retrieval of information and more thorough customer service. This computer system installation was one of the largest and more complex projects under way in the chemical industry.

Industrial Chemicals--Management's Discussion and Analysis


1997 COMPARED WITH 1996

Industrial Chemicals sales of $1.0 billion declined slightly from 1996, as improved phosphorus sales essentially offset declines in sales of soda ash and peroxygen products. Operating profits (net of minority interest) of $135.7 million in 1997 declined significantly from $181.8 million in the prior year, which included a $24.1 million gain from the sale of FMC's minority interest in Tokai Denka Kogyo ("TDK"), a Japanese hydrogen peroxide joint venture. Continued price erosion in hydrogen peroxide due to a weak pulp market and industry overcapacity resulting from recent hydrogen peroxide plant expansions have also contributed to the profit decline.

Soda ash sales volume increased in 1997, primarily due to the continuing fill-out of expanded capacity, but declines in prices partially offset the volume gains. Lower volumes and prices for caustic soda and sodium cyanide also contributed to lower operating profits.

Sales volumes for peroxygen products, which include hydrogen peroxide, persulfates and peracetic acid, improved in 1997, but declines in hydrogen peroxide prices resulted in a net reduction in sales from the prior year. Operating profits decreased substantially from the 1996 level as the result of the price declines and the absence of the gain from the 1996 sale of the company's minority interest in TDK.

Phosphorus chemical sales were slightly higher in 1997 due to improved domestic sales, partially offset by lower exports. Operating profits were also slightly stronger than the prior year as a result of the higher sales volume and better operating performance. During the fourth quarter of 1997, the company recorded an asset impairment charge of $120.0 million against the division's property, plant and equipment based on recently increased environmental capital cost estimates and the impact of increasing international competition.

Spain-based FMC Foret reported increased sales volumes and pricing improvements in most product lines. However, sales and operating profits declined in the U.S. dollar financial statements primarily as a result of the strong U.S. dollar.


1996 COMPARED WITH 1995

Industrial Chemicals sales of $1.0 billion increased 7 percent, and operating profits (net of minority interest) of $181.8 million increased 19 percent in 1996, primarily reflecting improved pricing and a gain on the sale of the company's interest in TDK. Earnings comparisons were negatively affected by the full year minority interest expense in 1996 following the July 1995 sale of a 20 percent interest in FMC's soda ash business.

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

Sales of peroxygen products were higher in 1996, largely due to increased sales by FMC's Mexican peroxygen operation. However, lower sales of hydrogen peroxide to the North American pulp and paper market reduced operating earnings compared to the prior year. During 1996, the unit benefited from a $24.1 million gain ($6.5 million after tax) on the sale of FMC's 27 percent investment in TDK.

Phosphorus chemical sales and operating profits improved significantly in 1996 as a result of higher pricing and volume for most products, partially offset by reduced export sales.

Sales by FMC Foret were higher than 1995 levels due to a significant improvement in Spanish and export pricing, partially offset by reduced sales volume within the Spanish market. The higher selling prices, combined with lower raw material costs, more than offset the reduced Spanish sales volume, resulting in improved operating profits.


OUTLOOK FOR INDUSTRIAL CHEMICALS

In 1998, soda ash volumes are expected to remain approximately even with 1997, largely due to the economic situation in Southeast Asia. Domestic prices are expected to approximate prior-year levels in response to strong competition. Sodium cyanide product sales will continue to be negatively affected by declining gold production and expanded industry capacity.

Although the pulp market is expected to recover in 1998, the Company anticipates that underutilization of industry capacity will limit favorable hydrogen peroxide price movements in the near term.

In recent years, FMC has added significant capacity in both soda ash and hydrogen peroxide, which positions these businesses to benefit from expected long-term increases in worldwide demand.

Phosphorus chemical sales volumes are expected to rise in 1998, although competitive pricing pressures could limit increases in total sales. The 1997 asset impairment charge will result in significantly reduced depreciation charges in 1998 and future years, which will favorably affect earnings.

FMC Foret expects its strong performance to continue in 1998, with increasing demand for phosphate and peroxygen products and pricing improvements in certain other products.

PERFORMANCE CHEMICALS


Performance Chemicals sales for 1997 were $1.2 billion, approximately even with 1996 sales. Profits dipped 29 percent to $112 million.

WEED IT OUT. Sulfentrazone, successfully introduced in the United States in 1997 as Authority Broadleaf, is one of FMC's new-generation herbicides used on soybeans.

Rod Winter works closely with his customers in the fertile farmlands of northwest Illinois to find solutions to crop safety and agronomic problems. In 1997, Winter's approach generated strong sales of FMC Command herbicide and Furadan and Pounce insecticides.

FIELDS OF GOLD. Protecting Poland's wheat crop from devastating weeds is the job of FMC's new herbicide, carfentrazone-ethyl. The product is marketed in Poland as Affinity and Aurora Super.

VINE RIPE. Tomatoes from the field reach this packaging house in Culiacan, Mexico, ready for export, thanks to the protection supplied by FMC Furadan and Pounce pesticides.

GROWING INDEPENDENCE. FMC's highly effective Furadan insecticide is helping Indonesia sustain self sufficiency in rice production.

For nearly five years, Callista Chukwunenye worked with the EPA to register FMC's new herbicide, sulfentrazone, for sale in the United States. In February 1997, Chukwunenye traveled to Washington to personally collect the EPA-approved registration.

                           [SIX PHOTOS APPEARS HERE]

                             PERFORMANCE CHEMICALS


Agricultural Products. FMC's agricultural products business remains focused on internal development--to research new solutions to effectively protect the world's crops and bring our newly developed products to market as quickly as possible. Historically, this business has been a global one, and we continue to penetrate important markets around the world.

1997 was a disappointing year for our agricultural products business. Sales were slightly lower, reflecting low pest pressure in key markets and declines in Asian markets. Profits declined significantly, with continuing difficulties in starting up production of our new herbicide, sulfentrazone.

Sulfentrazone was launched, as planned, as Authority Broadleaf herbicide in the United States in 1997. But problems in bringing the new plant in Baltimore on stream limited volumes significantly. We expect the operational issues to be resolved early in 1998, and in the process we'll double production capacity. In Brazil, where sulfentrazone was introduced as Boral in late 1996, we gained strength in sugar cane markets.

Our second new herbicide, carfentrazone-ethyl, was introduced in Europe in 1997 as Affinity, Lexus Class and Platform for use on cereal crops. We're expecting strong sales in 1998. We also launched this product on wheat in Pakistan and will proceed with a larger-scale introduction in 1998. The product is on a fast track for registration for wheat and corn in the United States in 1998.

Around the world, decreased demand, weather problems and currency issues cut into sales and depressed profits in 1997. In North America, sales to cotton growers diminished because insects didn't present a significant problem, and a wet spring led to late planting of the crop. We did expand sales of a variety of insecticide products on corn crops and the new microencapsulated formulation of Command herbicide on soybeans. In Central America, demand was down as farmers planted fewer crops following heavy rains. Weakening European currencies, a deteriorating economic situation in Ukraine and floods in Poland hurt our position in Europe. Also, the financial crisis in Southeast Asia had a slight impact on our business in that region.

Our best performance was in South America, where sales and profits were strong. Despite a difficult fourth quarter with currency stabilization efforts in Brazil, FMC took the lead in that country's cotton market and also gained strength in sugar cane in Brazil and rice markets in Argentina, Bolivia, Brazil and Uruguay.

We expect to see a significant upturn in our agricultural products business in 1998. With the resolution of our sulfentrazone production problems early in the year, we should successfully expand our sales in the United States and elsewhere in the world. The herbicide component of our product portfolio should be significant. By the years 2001 and 2002, sales of both sulfentrazone and carfentrazone-ethyl will be major contributors to our business. And with significant cost-cutting measures in early 1998, FMC's agricultural products business is on track for improved results.

PERFORMANCE CHEMICALS


"Apply FMC technologies to regional formulation needs," George Ayling directed his technical team of food ingredients specialists in Latin America. That approach helped strengthen FMC's food ingredients presence in the region. And in 1997, the team surpassed expectations with increased sales of Avicel microcrystalline cellulose and Novagel cellulose gel.

IT'S IN THE GENES. FMC's MetaPhor agarose gel and GelStar nucleic acid stain allow researchers to analyze high-resolution images of DNA fragments. FMC's BioProducts business supplies essential genetic-detection tools to researchers worldwide.

DRINKING IT UP. FMC's Flocon 260 prevents iron from damaging the filter membranes of this water softening plant, allowing Miramar, Florida, to produce
4.5 million gallons of drinking water each day.

HAVE A HEART. FMC lithium metal forms the heart of pacemaker batteries produced by Wilson Greatbatch Ltd. FMC's versatile product has a range of powerful applications, from AIDS-combating drugs to power sources for the International Space Station.

TAKING OUT THE FAT. San-Ei Gen F.F.I., Inc., the largest food ingredients manufacturer in Japan, uses FMC's Novagel cellulose gel as a fat replacer for dairy and bakery foods.

Puerto Rico, which produces $8 billion of the world's pharmaceuticals, is a major portion of Erin O'Brien's sales territory. Her drive and commitment has enabled FMC's pharmaceutical business to sustain greater than 95 percent market share in that territory-despite aggressive competition.

NUTRITIONALLY FIT. Nutritional supplements, such as these manufactured by General Nutrition Products, are prepared with FMC excipients, Accelerate, Endurance MCC and Endurance Plus.

                          [SEVEN PHOTOS APPEARS HERE]

PERFORMANCE CHEMICALS

Specialty Chemicals. Our specialty chemicals businesses--pharmaceutical, food ingredients, lithium, process additives--are focused on growing already strong market positions by developing targeted, value-added products for our customers, as well as managing costs internally.

In 1997, sales were even, and profits improved. Sales of new products and cost improvements in food ingredients and pharmaceuticals more than offset operating difficulties and weak pricing in our lithium business and the impact of unfavorable currency trends for our United Kingdom-based process additives business.

PHARMACEUTICAL PRODUCTS registered another year of robust performance with strong market demand. We expanded our product offerings by signing agreements to distribute two binders that complement our original Avicel microcrystalline cellulose product line: Super-Tab spray-dried lactose monohydrate, engineered for direct-compression tableting, and Ceolus microcrystalline cellulose, a highly compressible binder used to produce smaller, easier-to-swallow tablets. We also expanded globally with successful, direct sales of Avicel microcrystalline cellulose and Ac-Di-Sol super-disintegrant in China and Australia.

EARNINGS FOR OUR FOOD INGREDIENTS BUSINESS improved substantially following several years of high raw material costs and supply pressures. To produce carrageenan, a food stabilizer, we expanded the sourcing of seaweed, our raw material, and introduced new, lower-cost process technologies for several specific food applications.

RESULTS FOR LITHIUM were depressed slightly given substantially lower prices for lithium carbonate. In Argentina, the new lithium carbonate plant came onstream in the last half of 1997, to be followed by lithium chloride production in 1998. This new, proprietary extraction technology will help us achieve a cost-competitive position in carbonate and the low-cost position in lithium chloride. In 1997, we continued to focus on our value-added products and saw ongoing strong demand for our specialty products, led by the pharmaceutical and battery markets.

OUR PROCESS ADDITIVES BUSINESS, producer of flame retardants, fluids and water additives, continued to face highly competitive markets worldwide. As the world leader in water treatment polymer technology to arrest scale build-up in thermal desalination processes, we introduced our enhanced product, Belgard EV2030, developed for Middle East customers. In the United States, we launched Bellacide 375, a new biocide that controls microorganisms in cooling towers. In flame retardants and fluids, we launched two new lubricant additives, Durad 310M and Durad 90.

CONTINUED INNOVATION, as well as the focus of managed care providers on overall health care spending, will stimulate strong demand from our pharmaceutical customers. But the increasing price pressure on our customers from managed care providers will likely squeeze margins. We expect our food ingredients business will see improved earnings in 1998 with the continued success of new products, lower raw material costs and reduced spending. Competitive markets will continue in our process additives lines. But we also expect profit growth from new applications, continued cost improvements and new products based on proprietary technology for the flame retardants and fluids markets. In the lithium business, the market for value-added products for use in batteries and pharmaceuticals remains strong, though we'll continue to face stiff price competition in commodity products.

                             [PHOTO APPEARS HERE]

A MODEL CONCEPT. Molecular models of insect enzymes reveal important clues in the discovery of new insecticides. FMC scientists use the information to determine the efficiency and safety of promising compounds.

TECHNOLOGY WATCH

With the introduction of next-generation products the key to our success in the 21st Century, R&D spending for agricultural products is at 12 percent of sales-- higher than the industry average. Our focus is on low-dose products and environmentally friendly compounds in both insecticides and herbicides. FMC also is recognized as a technology leader in our specialty chemicals businesses. With diverse products and applications, we're known for working closely with our customers to develop highly tailored solutions to their needs. In the pharmaceutical area, we made progress in 1997 with our advanced drug delivery technologies that allow customers to load more active ingredients into the tablet and improve drug-release action. We'll continue testing in these areas in 1998. In lithium, our R&D effort is zeroing in on specialty markets, such as batteries, pharmaceuticals and polymers. We continue to make research and development investments in flame retardants, fire-resistant fluids and water treatment chemicals. And our new, lower-cost process technology for carrageenan production will be rolled out over the next few years on existing and new applications.

PERFORMANCE CHEMICALS-MANAGEMENT'S DISCUSSION AND ANALYSIS

1997 COMPARED WITH 1996

Performance Chemicals sales of $1.2 billion remained approximately even with 1996. Operating profits declined significantly, however, to $112.3 million in 1997 from $159.2 million in the prior year, primarily as the result of lower sales and prices of some insecticide products, as well as continued start-up problems associated with the introduction of the new Authority herbicide.

Sales of most insecticides and agricultural intermediates declined in 1997 as the result of weaker sales in Southeast Asia, lower pest infestations in some markets, and competitive pressure surrounding some product lines. Operating profits declined significantly as a result of these factors and production start-up problems associated with the introduction of Authority, a new herbicide being produced at the company's plant in Baltimore, Maryland. During the fourth quarter of 1997, the division recorded a $10.0 million restructuring charge to cover workforce reductions across the business, as well as an asset impairment of $9.0 million related to the partial reengineering and debottlenecking of the Authority plant.

Sales of U.K.-based water additives and flame retardant products were approximately even with 1996, while operating profits were slightly lower due to significant foreign currency impacts. The division recorded a $46.0 million impairment charge in the fourth quarter of 1997, largely resulting from competitive and foreign exchange factors.

PERFORMANCE CHEMICALS - MANAGEMENT'S DISCUSSION AND ANALYSIS CONT'D

Food ingredients sales volumes improved from 1996, but total sales in dollars remained level, largely due to the effects of weaker European currencies. Operating profits improved, however, as a result of operating efficiencies, lower raw material costs and reductions in selling and administrative costs.

Sales of pharmaceutical products improved in 1997, primarily due to increased volumes. Operating profits improved slightly, primarily due to strong sales volumes and a partial recovery from the 1996 increase in raw material costs.

Lithium products operating profits declined from 1996 as a result of a new competitor's impact on the pricing of lithium carbonate. The company successfully began producing lithium carbonate at its new Argentine facility in 1997, and shut down its aging North Carolina mine and mill in early 1998.

1996 COMPARED WITH 1995

Performance Chemicals sales of $1.3 billion increased 6 percent from sales of $1.2 billion in 1995 as worldwide growth continued in these businesses. Operating profits declined, however, to $159.2 million in 1996 from a record $163.7 million in the prior year, primarily as the result of higher raw material costs in food ingredients and pharmaceuticals and higher expenses relating to the pending launch of Authority.

Sales increased in 1996 for most insecticides, herbicides and agricultural intermediates, as well as in most geographic regions, with the largest gains in the Asia-Pacific regions and Brazil. Operating profits declined slightly from the record 1995 performance, primarily due to higher selling and marketing expenses related to the scheduled North American introduction in 1997 of Authority herbicide, as well as increased spending on herbicide research and development projects.

Sales of water additives and flame retardant products declined in 1996 due principally to the weak European economy. Operating profits improved, however, as a result of favorable manufacturing performance, lower selling and distribution costs, and reduced general and administrative expenses.

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

Sales and operating profits of lithium products increased in 1996, primarily as a result of continued worldwide sales growth of products used in specialty applications. Profits from the increased sales were partially reduced by increased spending on research and development projects to support the specialty performance products and by costs related to the new Argentine production facility.

OUTLOOK FOR PERFORMANCE CHEMICALS

The strategic focus of the Performance Chemicals business continues to be on developing and marketing specialty products for new applications, while the operational objectives include bringing FMC's newer investments to a state of full performance.

Sales of insecticides, herbicides and agricultural intermediates in 1998 may continue to be affected by the economic issues in Southeast Asia. Management expects the operating issues at the Baltimore facility to be resolved in early 1998, which will result in the doubling of production capacity in the coming year. The agricultural chemicals operations also are expected to significantly reduce operating costs in 1998 as a result of workforce reductions and cost management efforts.

The process additives business expects its base to expand in 1998 through the offering of several new products in the flame retardant product line. The business will also have reduced costs in 1998 as the result of the asset impairment charge recorded in 1997. Potential negative factors for 1998 include the possibility of higher raw material costs, the continued strength of the British pound and increased business risk in Southeast Asia.

The outlook for food ingredients in 1998 remains positive. New process technology is expected to provide continued cost savings. This factor, combined with growth of the company's key product lines, should result in significant improvement from 1997 results.

The forecast for the pharmaceutical industry is for continued strong growth in 1998, although customer price pressures, particularly in the binders and disintegrants lines, may dampen revenue growth for components used in prescription products. FMC's strategy is to maintain a strong market position in these products by providing superior quality products and services, while focusing on cost management. Further growth depends on introducing value-added products.

Pricing pressures and competitive conditions in the lithium carbonate market are expected to remain intense in 1998. Specialty lithium applications should continue to grow in 1998 due to increasing demand for pharmaceutical reagents, polymer initiators, rechargeable battery materials and butyllithium. In response to this expected demand, capacity expansions for specialty lithium products will be initiated at several production facilities worldwide and investments will continue to be made in research and development.

GENERAL--MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's Discussion and Analysis should be read in conjunction with the company's consolidated financial statements and accompanying notes, segment data and other supplemental information. Additional background information on the company's operations is provided in the segment discussions on pages 5 through 25.

1997 COMPARED WITH 1996

Sales from continuing operations of $4.3 billion in 1997 were up 8 percent from $4.0 billion in 1996. Sales in the United States increased 4 percent during the year, while sales outside the United States increased 11 percent from 1996.

After-tax income from continuing operations in 1997, before asset impairments of $154.0 million and restructuring and other charges of $26.9 million (Note 4 to the consolidated financial statements) and the cumulative effect of a change in accounting principle (Note 1 to the consolidated financial statements), was $156.4 million, compared with $162.8 million in 1996. Earnings from continuing operations in 1997, before asset impairments, restructuring and other charges and the cumulative effect of a change in accounting principle, were $4.13 per share on a diluted basis versus $4.28 per share in 1996. Net income per share, including discontinued operations in 1997 and 1996, and asset impairments, restructuring and other charges, and the cumulative effect of a change in accounting principle in 1997, decreased to $4.41 on a diluted basis in 1997 from $5.54 in 1996.

Net income from discontinued operations (Note 3 to the consolidated financial statements) in 1997 of $191.4 million includes an after-tax gain on the sale of FMC's Defense Systems operations of $179.7 million and after-tax income from operations of the Defense Systems segment through August 25, 1997 of $38.7 million, partially offset by an after-tax increase in environmental reserves for previously divested operations of $27.0 million.

1996 COMPARED WITH 1995

Sales from continuing operations in 1996 were $4.0 billion, an increase of 13 percent from $3.5 billion in 1995. Sales in the United States increased 13 percent during the year, while sales outside the United States increased 14 percent from 1995.

Net income in 1996 was $210.7 million, compared with $215.6 million in 1995. After-tax income from continuing operations increased to $162.8 million in 1996 from $151.2 million, before asset impairments and restructuring and other charges of $80.7 million, a $99.7 million non-taxable gain on the sale of FMC Wyoming stock (Note 2 to the consolidated financial statements) and a $15.5 million write-off of acquired in-process research and development costs, in 1995. Earnings per share were $5.54 on a diluted basis in 1996, compared with $5.72 in 1995. Earnings per share from continuing operations on a diluted basis were $4.28 in 1996 compared with $4.01, before asset impairments and restructuring and other charges, a non-taxable gain on the sale of FMC Wyoming stock and a write-off of acquired in-process research and development costs, in 1995.

Net income of $47.9 million from discontinued operations in 1996 consisted primarily of after-tax income from operations of the Defense Systems segment and a net gain from the sale of FMC's 80 percent interest in FMC Gold Company on July 31, 1996, partially offset by an increase in general and product liability reserves for previously divested operations.

INDUSTRY SEGMENTS

Results on a segment basis for the five years ended December 31, 1997 are presented on page 5. Segment operating profits exclude certain elements of revenue and expense as described in Note 1 to the consolidated financial statements. Management's Discussion and Analysis of segment operating performance appears on these pages following the operating highlights for each segment: Machinery and Equipment on page 15; Industrial Chemicals on page 19; and Performance Chemicals on pages 24 and 25.

OTHER INFORMATION

TAXES

Although FMC's domestic earnings (losses) are generally subject to tax expense (benefit) at the statutory rate of 35 percent, many factors can alter the company's consolidated tax expense (or tax benefit) rate. These factors include non-deductible or non-benefitable transactions related to goodwill or other items, differing foreign tax rates, state tax increments, and other permanent differences. The effective tax benefit rate in 1997 was 59 percent, which includes the impact of asset impairments and restructuring and other charges (Note 4 to the consolidated financial statements). The effective rate excluding these charges was 24 percent. The effective tax rate of 31 percent in 1996 includes taxes provided on the sale of the company's investment in Tokai Denka Kogyo (Note 1 to the consolidated financial statements). The effective tax rate excluding this event was 26 percent. The effective tax benefit rate of 1 percent for 1995 includes the impact of asset impairments, restructuring and other charges and a write-off of acquired in-process research and development costs (Note 4 to the consolidated financial statements) and the tax-free gain on the sale of a minority interest in FMC's soda ash business (Note 2 to the consolidated financial statements). The 1995 effective rate excluding these events was 25 percent. Depletion and foreign sales corporation benefits, as well as income from foreign operations taxed at rates lower than the U.S. statutory rate, also contributed to the different effective rates in 1997, 1996 and 1995.

ASSET IMPAIRMENTS, RESTRUCTURING AND OTHER CHARGES

FMC recorded pretax charges of $264.9 million ($180.9 million after tax) in the fourth quarter of 1997, primarily related to asset impairments and restructuring activities. Of this amount, $224.0 million ($154.0 million after tax) related to asset impairments, primarily in the phosphorus chemicals and process additives businesses, and $40.9 million ($26.9 million after tax) was provided primarily to cover smaller restructuring activities in several other businesses. See Note 4 to the consolidated financial statements for further discussion of the asset impairments and restructuring charges. In addition, the company increased its environmental reserves related to discontinued operations by $45.0 million ($27.0 million after tax), as more fully described in Note 3 to the consolidated financial statements.

FMC recorded restructuring and other charges of $35.0 million ($20.0 million after tax) in the third quarter of 1995 covering asset impairments and related exit liabilities for the shift of lithium-based production from North Carolina to a new lower-cost, higher quality mineral resource in Argentina. Other charges of $17.0 million ($10.0 million after tax) related primarily to asset impairments. In addition, the company increased its environmental reserves by $82.5 million, or $50.7 million after tax, as part of its ongoing assessment of sites with known environmental issues. See Notes 4 and 15 to the consolidated financial statements for further discussions of the restructuring and environmental reserves.

ACCOUNTING STANDARDS ADOPTED IN 1997

During 1997, the company adopted the provisions of Statement of Financial Accounting Standards No. 128, "Earnings per Share"; the Emerging Issues Task Force consensus on Issue No. 97-13, "Accounting for Costs Incurred in Connection with a Consulting Contract or an Internal Project That Combines Business Process Reengineering and Information Technology Transformation"; AICPA Statement of Position 96-1, "Environmental Remediation Liabilities"; and the Securities and Exchange Commission's requirements for additional disclosures regarding derivative financial instruments. These changes are described in further detail in Note 1 to the consolidated financial statements.

ENVIRONMENTAL

FMC, like other industrial manufacturers, is involved with a variety of environmental matters in the ordinary course of conducting its business that are subject to federal, state and local environmental laws. FMC feels strongly about its responsibility to protect the environment, public health and employee safety. This includes cooperating with other parties to resolve issues created by past and present handling of wastes. When issues arise, including notices from the Environmental Protection Agency, or other government agencies, identifying FMC as a Potentially Responsible Party, FMC's Environment, Health, Safety and Toxicology staff assess and manage the issues. When necessary, the company utilizes multifunctional advisory teams composed of environmental, legal, financial and communications management to ensure that the company's actions are consistent with its responsibilities to the environment and public health, as well as to employees and shareholders.

Additional information regarding the company's environmental accounting policies and potential environmental liability is included in Notes 1 and 15, respectively, to the company's consolidated financial statements. Information regarding environmental obligations associated with the company's discontinued operations (including additional amounts recorded in 1997) is included in Note 3 to the consolidated financial statements. Estimates of 1998 environmental spending are included under Liquidity and Capital Resources below.

LIQUIDITY AND CAPITAL RESOURCES

Total cash and cash equivalents at December 31, 1997 and 1996 were $62.7 million and $74.8 million, respectively. At December 31, 1997, the company had total borrowings of $1.3 billion, down from $1.8 billion at December 31, 1996. Advances under uncommitted credit facilities decreased $239.6 million and commercial paper borrowings decreased $235.6 million (net of discount) from 1996 to 1997. The decrease in debt results from cash generated by operations, as well as the use of cash received from the sale of the company's Defense Systems business.

The company also has $750.0 million in committed credit facilities consisting of a $300.0 million, 364-day non-amortizing revolving credit agreement due in December 1998, and a $450.0 million, five-year non-amortizing revolving credit agreement due in December 2001. At December 31, 1997, no amounts were outstanding under these credit facilities. See Note 9 to the consolidated financial statements for further discussion of the company's debt facilities.

In 1995, the company filed a universal shelf registration statement under which $500.0 million of debt and/or equity securities may be publicly offered. As discussed further in Note 9 to the consolidated financial statements, the company issued $100.0 million of 7.75 percent senior debentures for net proceeds of $98.2 million in 1996 and issued $70.0 million of medium-term notes during 1997 for net proceeds of $69.6 million. The net proceeds of the 1996 and 1997 debt issues under the shelf registration statement were used to retire short-term debt.

Capital spending (including property, plant and equipment from acquisitions) of $316.7 million for the twelve months ended December 31, 1997 decreased $195.4 million versus 1996. The decrease is primarily driven by lower capital spending in the company's chemical businesses and the absence of acquisition spending in 1997. During 1996, FMC completed expansions of the Green River, Wyoming soda ash facility and the Bayport, Texas hydrogen peroxide plant and substantially completed construction of a plant in Baltimore, Maryland to manufacture a new family of herbicides. Development of a new lithium resource in Argentina and modifications to the herbicide plant continued throughout 1997. In addition, in June 1996, FMC acquired Frigoscandia Equipment Holding AB for approximately $165 million plus acquisition costs and debt assumed. The company continues to evaluate potential acquisitions on an ongoing basis.

On August 28, 1997, the Board of Directors authorized a $500.0 million, open-market stock repurchase program for FMC common stock through the end of 1999. During 1997, the company repurchased a total of 2.7 million shares of its common stock at a cost of $209.0 million, including shares repurchased under the $500.0 million stock repurchase program as well as shares repurchased throughout the first half of 1997 under a smaller, previously announced program. The company plans to continue purchasing shares of its common stock on the open market from time to time, depending on market conditions, and expects to repurchase approximately $150 million of the company's common stock during both 1998 and 1999.

As discussed in Note 3 to the company's consolidated financial statements, the company sold its defense operations to The Carlyle Group on October 6, 1997 (the closing date). As a result of the transaction, all 1997 and prior year financial disclosures have been restated to present FMC's Defense Systems segment as a discontinued operation. On the closing date, the company received its share of the net proceeds (to be adjusted based on certain closing balance sheet items as of the closing date) from the sale, which included $460.0 million in cash (approximately $375 million in cash after tax). FMC used the proceeds to reduce its outstanding debt and to fund its stock repurchase program.

Cash generated from operations in 1998 and available credit facilities are expected to be sufficient to meet operating needs, fund capital expenditures and potential acquisitions, and meet debt service requirements for the year. Expected cash requirements for 1998 include approximately $275 million to $350 million for planned capital expenditures, including approximately $50 million for capital projects related to environmental control facilities. Projected 1998 spending also includes approximately $60 million for environmental compliance at current operating sites, plus approximately $20 million of remediation spending and $20 million for environmental study costs at current operating, previously operated and other sites.

Total working capital of $251.1 million at December 31, 1997 increased by $79.1 million compared with 1996, as a decrease in short-term debt of $369.2 million more than offset a decrease in current assets and an increase in accounts payable. Operating working capital, excluding cash and cash equivalents, short-term debt and income tax balances, decreased $217.0 million to $410.4 million at December 31, 1997 from $627.4 million at December 31, 1996. The majority of the decrease is due to a combination of sustainable and temporary decreases in trade receivables and increases in accounts payable as a result of the company's overall effort to reduce working capital. Working capital increased to $172.0 million at December 31, 1996 from $66.2 million at December 31, 1995, primarily due to higher trade receivables and inventories as a result of increased sales volumes and acquisitions, partially offset by higher short-term debt levels.

An increase in other non-current assets from $155.2 million at December 31, 1996 to $174.1 million at December 31, 1997 included the capitalization of manufacturing start-up costs and certain costs related to the development of internal-use software in 1997. See Note 1 to the consolidated financial statements.

The company's ratios of earnings to fixed charges were 0.6x and 2.7x for the years ended December 31, 1997 and 1996, respectively. The decrease in the ratio in 1997 is primarily the result of lower 1997 earnings, including asset impairments and restructuring and other charges, as well as an increase in interest expense in 1997.

The company's foreign currency translation adjustment increased from $65.5 million at December 31, 1996 to $135.7 million at December 31, 1997, primarily as a result of the weakening of the Spanish peseta, Belgian franc and Norwegian krone against the U.S. dollar.

DIVIDENDS

No dividends were paid in 1997, 1996 and 1995, and no dividends are expected to be paid in 1998.

DERIVATIVE FINANCIAL INSTRUMENTS

FMC's primary financial market risks include fluctuations in interest rates and currency exchange rates. The company manages these risks by using derivative financial instruments in accordance with established policies and procedures. FMC does not use derivative financial instruments for trading purposes.

When FMC sells or purchases products or services outside the United States, transactions are frequently denominated in currencies other than U.S. dollars. At December 31, 1997, the foreign currencies to which the company had the most significant exchange rate exposure were the Spanish peseta, Swedish krona, Japanese yen, Italian lira, British pound, German mark, Belgian franc, Norwegian krone and Irish punt. Exposure to variability in currency exchange rates is mitigated, when possible, through the use of natural hedges, whereby purchases and sales in the same foreign currency and with similar maturity dates offset one another. Additionally, FMC initiates hedging activities by entering into foreign exchange forward contracts with third parties when the use of natural hedges is not possible. The maturity dates of the currency exchange agreements which provide hedge coverage are consistent with those of the underlying purchase or sales commitments.

To monitor its currency exchange rate risks, the company uses sensitivity analysis, which measures the impact on earnings of a 10 percent devaluation of the foreign currencies to which it has exposure. Based on its sensitivity analysis at December 31, 1997, fluctuations in currency exchange rates in the near term would not materially affect FMC's consolidated operating results, financial position or cash flows. FMC's management believes that its hedging activities have been effective in reducing its limited risks related to currency exchange rate fluctuations.

FMC utilizes interest rate swaps to manage its exposure to fluctuations in earnings due to changes in interest rates. The company's interest rate swap portfolio is an integral part of its risk management strategy and as such, all swaps are linked to an underlying debt obligation. At December 31, 1997, the company had in place one interest rate swap denominated in British pounds with a notional amount of 30.0 million ($49.3 million at December 31, 1997) which matures in May 1998. The swap settles monthly, and the receive and pay rates are British pounds Libor and 6.885 percent, respectively.

For more information on derivative financial instruments, see Notes 1 and 7 to the consolidated financial statements.

YEAR 2000 COMPLIANCE

FMC management has established a companywide initiative to examine the implications of the Year 2000 on the company's computing systems and related technologies, and to assess the potential need for changes. The company has identified areas of potential business impact, and appropriate modifications to its computing systems are underway. Management believes this will be accomplished in a timely manner. The company is also communicating with suppliers and customers to coordinate Year 2000 conversion. Although final cost estimates have yet to be determined, management does not currently believe that the costs related to the company's compliance with the Year 2000 issue will have a material adverse effect on the company's financial position, results of operations or cash flows. However, in the event that the company or any of the company's significant suppliers or customers experience disruptions due to the Year 2000 issue, the company's operations could be adversely affected.

Consolidated Statements of Income

(In millions, except per share data)                                                             Year ended December 31
                                                                                          -----------------------------------
                                                                                               1997          1996        1995
-----------------------------------------------------------------------------------------------------------------------------
REVENUE
Sales                                                                                     $ 4,259.0     $ 3,950.7   $ 3,482.6
Other revenue                                                                                  53.6          79.6        35.5
-----------------------------------------------------------------------------------------------------------------------------
Total revenue                                                                               4,312.6       4,030.3     3,518.1
-----------------------------------------------------------------------------------------------------------------------------
COSTS AND EXPENSES
Cost of sales                                                                               3,190.4       2,929.4     2,540.5
Selling, general and administrative expenses                                                  625.3         586.0       533.2
Research and development                                                                      174.0         176.5       175.4
Asset impairments (Note 4)                                                                    224.0            --        26.4
Restructuring and other charges (Note 4)                                                       40.9            --       108.1
-----------------------------------------------------------------------------------------------------------------------------
Total costs and expenses                                                                    4,254.6       3,691.9     3,383.6
-----------------------------------------------------------------------------------------------------------------------------
Income from continuing operations before minority interests, net interest expense, gain on sale of FMC Wyoming stock, income
  taxes and cumulative effect of change in accounting principle                                58.0         338.4       134.5
-----------------------------------------------------------------------------------------------------------------------------
Minority interests                                                                              8.9           9.6         5.1
Interest income                                                                                 9.5          10.0         7.6
Interest expense                                                                              118.3         103.0        84.0
Gain on sale of FMC Wyoming stock (Note 2)                                                       --            --        99.7
-----------------------------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations before income taxes
  and cumulative effect of change in accounting principle                                     (59.7)        235.8       152.7
Provision for (benefit from) income taxes (Note 10)                                           (35.2)         73.0        (2.0)
-----------------------------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations before cumulative
  effect of change in accounting principle                                                    (24.5)        162.8       154.7
Discontinued operations, net of income taxes (Note 3)                                         191.4          47.9        60.9
-----------------------------------------------------------------------------------------------------------------------------
Income before cumulative effect of change in accounting principle                             166.9         210.7       215.6
Cumulative effect of change in accounting principle, net of income taxes (Note 1)              (4.5)           --          --
-----------------------------------------------------------------------------------------------------------------------------
Net income                                                                                $   162.4     $   210.7   $   215.6
=============================================================================================================================
BASIC EARNINGS (LOSS) PER COMMON SHARE (NOTE 1)
Continuing operations                                                                     $   (0.67)    $    4.40   $    4.23
Discontinued operations (Note 3)                                                               5.20          1.29        1.66
Cumulative effect of change in accounting principle (Note 1)                                  (0.12)           --          --
-----------------------------------------------------------------------------------------------------------------------------
                                                                                          $    4.41     $    5.69   $    5.89
=============================================================================================================================
DILUTED EARNINGS (LOSS) PER COMMON SHARE (NOTE 1)
Continuing operations                                                                     $   (0.67)    $    4.28   $    4.10
Discontinued operations (Note 3)                                                               5.20          1.26        1.62
Cumulative effect of change in accounting principle (Note 1)                                  (0.12)           --          --
-----------------------------------------------------------------------------------------------------------------------------
                                                                                          $    4.41     $    5.54   $    5.72
=============================================================================================================================


The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Balance Sheets

(In millions, except share and per share data)                                                           December 31
                                                                                                    -------------------
                                                                                                        1997       1996
-----------------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
Cash and cash equivalents                                                                           $   62.7   $   74.8
Trade receivables, net of allowances of $10.4 in 1997 and $10.8 in 1996                                834.2      913.7
Inventories (Note 5)                                                                                   524.1      497.3
Other current assets                                                                                   210.4      190.2
Deferred income taxes (Note 10)                                                                         84.2       86.8
-----------------------------------------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                                                                 1,715.6    1,762.8
Investments                                                                                             35.9       54.5
Net assets of discontinued operation (Note 3)                                                             --      113.5
Property, plant and equipment, net (Note 8)                                                          1,679.3    1,834.5
Goodwill and intangible assets (Note 2)                                                                420.4      471.7
Other assets                                                                                           174.1      155.2
Deferred income taxes (Note 10)                                                                         87.8       75.2
-----------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                                                        $4,113.1   $4,467.4
=======================================================================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Short-term debt (Note 9)                                                                            $  186.4   $  555.6
Accounts payable, trade and other                                                                      663.5      538.7
Accrued payroll                                                                                        115.5      101.1
Other current liabilities                                                                              362.3      321.8
Current portion of long-term debt (Note 9)                                                              14.0       10.4
Current portion of accrued pension and other postretirement benefits (Notes 13 and 14)                  17.0       12.2
Income taxes payable (Note 10)                                                                         105.8       51.0
-----------------------------------------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                                                            1,464.5    1,590.8
Long-term debt, less current portion (Note 9)                                                        1,140.2    1,268.4
Accrued pension and other postretirement benefits, less current portion  (Notes 13 and 14)             246.5      266.6
Reserve for discontinued operations (Note 3)                                                           231.3      191.4
Other liabilities                                                                                      212.0      236.9
Minority interests in consolidated companies                                                            58.0       57.5
Commitments and contingent liabilities (Notes 15 and 16)
-----------------------------------------------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY (NOTE 12)
Preferred stock, no par value, authorized 5,000,000 shares; no shares issued in 1997 or 1996              --         --
Common stock, $0.10 par value, authorized 60,000,000 shares;
     issued 37,875,549 shares in 1997 and 37,480,854 shares in 1996                                      3.8        3.7
Capital in excess of par value of common stock                                                         141.0      120.1
Retained earnings                                                                                      969.2      806.8
Foreign currency translation adjustment (Note 6)                                                      (135.7)     (65.5)
Treasury stock, common, at cost; 2,951,573 shares in 1997 and 300,427 shares in 1996                  (217.7)      (9.3)
-----------------------------------------------------------------------------------------------------------------------
TOTAL STOCKHOLDERS' EQUITY                                                                             760.6      855.8
-----------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                                          $4,113.1   $4,467.4
=======================================================================================================================

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Cash Flows


(In millions)                                                                                     Year ended December 31
                                                                                              ------------------------------
                                                                                                  1997       1996       1995
----------------------------------------------------------------------------------------------------------------------------
RECONCILIATION FROM INCOME (LOSS) FROM CONTINUING OPERATIONS
BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE TO CASH
PROVIDED (REQUIRED) BY OPERATING ACTIVITIES OF CONTINUING OPERATIONS
Income (loss) from continuing operations before cumulative
     effect of change in accounting principle                                                 $  (24.5)   $ 162.8    $ 154.7
Adjustments to reconcile income (loss) from continuing operations before cumulative effect of change in accounting principle to cash provided
     (required) by operating activities of continuing operations:
     Asset impairments (Note 4)                                                                  224.0         --       26.4
     Restructuring and other charges (Note 4)                                                     40.9         --      108.1
     Gain on sale of FMC Wyoming stock (Note 2)                                                     --         --      (99.7)
     Depreciation and amortization                                                               238.4      223.4      194.0
     Deferred income taxes                                                                       (15.8)      52.0       (3.7)
     Minority interests                                                                            8.9        9.6        5.1
     Other                                                                                       (21.2)      (6.4)      (7.4)
Changes in operating assets and liabilities:
     Trade receivables                                                                            73.1     (180.7)    (171.0)
     Inventories                                                                                 (39.9)     (96.7)    (151.4)
     Other current assets and other assets                                                       (37.8)    (287.3)    (304.3)
     Accounts payable, accrued payroll, other current liabilities and other
      liabilities                                                                                111.3       92.4      144.9
     Income taxes payable                                                                         56.8       (3.3)     (15.2)
     Restructuring reserve                                                                       (13.7)     (14.7)     (48.5)
     Accrued pension and other postretirement benefits, net                                      (12.5)     (28.1)       0.1
----------------------------------------------------------------------------------------------------------------------------
CASH PROVIDED (REQUIRED) BY OPERATING ACTIVITIES OF CONTINUING OPERATIONS                        588.0      (77.0)    (167.9)
----------------------------------------------------------------------------------------------------------------------------
CASH PROVIDED (REQUIRED) BY DISCONTINUED OPERATIONS                                              353.9      116.7      (32.9)
----------------------------------------------------------------------------------------------------------------------------
Cash provided (required) by investing activities:
     Capital spending                                                                           (316.7)    (512.1)    (500.0)
     Disposal of property, plant and equipment                                                    57.1       43.7       25.4
     Decrease in investments                                                                      21.2       35.2       48.7
----------------------------------------------------------------------------------------------------------------------------
CASH REQUIRED BY INVESTING ACTIVITIES                                                           (238.4)    (433.2)    (425.9)
----------------------------------------------------------------------------------------------------------------------------
Cash provided (required) by financing activities:
     Net increase (decrease) in short-term debt                                                 (368.3)     127.0       79.5
     Net proceeds from issuance of (repayments of) commercial paper                             (252.3)      94.7      272.3
     Net increase under credit facilities                                                         60.6       84.2       89.0
     Increase in other long-term debt                                                             69.7      112.4       18.5
     Repayment of other long-term debt                                                           (18.9)     (37.5)     (49.4)
     Proceeds from sale of FMC Wyoming stock (Note 2)                                               --         --      171.8
     Distributions to minority partners                                                           (8.0)      (6.9)        --
     Repurchases of common stock (Note 12)                                                      (209.0)      (0.1)      (0.1)
     Issuances of common stock                                                                    21.6       20.4        9.3
----------------------------------------------------------------------------------------------------------------------------
CASH PROVIDED (REQUIRED) BY FINANCING ACTIVITIES                                                (704.6)     394.2      590.9
----------------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash and cash equivalents                                     (11.0)       3.2        8.5
----------------------------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                                 (12.1)       3.9      (27.3)
----------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, beginning of year                                                      74.8       70.9       98.2
----------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF YEAR                                                        $   62.7    $  74.8    $  70.9
============================================================================================================================

Supplemental cash flow information:

The company considers investments in all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. Cash flows from hedging contracts are reported in the statements of cash flows in the same categories as the cash flows from the transactions being hedged. Income taxes paid (including taxes paid related to Defense Systems operations), net of refunds, were $46.0 million, $47.1 million and $29.4 million for 1997, 1996 and 1995, respectively. Interest payments, excluding amounts capitalized (Note 1), for 1997, 1996 and 1995 were $112.0 million, $94.9 million and $76.3 million, respectively.

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Changes in Stockholders' Equity

(In millions, except par value)                 Common         Capital                        Foreign
                                          stock, $0.10       in excess      Retained         currency      Treasury
                                             par value          of par      earnings      translation         stock
-------------------------------------------------------------------------------------------------------------------
BALANCE DECEMBER 31, 1994                   $      3.7       $    90.4     $   380.5        $   (48.9)    $    (9.1)
Net income                                                                     215.6
Stock options exercised (Note 11)                                  9.3
Purchases of treasury shares (Note 12)                                                                         (0.1)
Translation adjustment (Note 6)                                                                  12.1
-------------------------------------------------------------------------------------------------------------------
BALANCE DECEMBER 31, 1995                          3.7            99.7         596.1            (36.8)         (9.2)
Net income                                                                     210.7
Stock options exercised (Note 11)                                 20.4
Purchases of treasury shares (Note 12)                                                                         (0.1)
Translation adjustment (Note 6)                                                                 (28.7)
-------------------------------------------------------------------------------------------------------------------
BALANCE DECEMBER 31, 1996                          3.7           120.1         806.8            (65.5)         (9.3)
Net income                                                                     162.4
Stock options exercised (Note 11)                  0.1            20.3
Purchases of treasury shares (Note 12)                                                                       (209.0)
Shares reissued                                                    0.6                                          0.6
Translation adjustment (Note 6)                                                                 (70.2)
-------------------------------------------------------------------------------------------------------------------
BALANCE DECEMBER 31, 1997                   $      3.8       $   141.0     $   969.2        $  (135.7)    $  (217.7)
===================================================================================================================

The accompanying notes are an integral part of the consolidated financial statements.

GEOGRAPHIC SEGMENT INFORMATION

SALES                                                                                      Year ended December 31
--------------------------------------------------------------------------------------------------------------------------
(In millions)                                                                        1997            1996             1995
--------------------------------------------------------------------------------------------------------------------------
Third party sales (by origin of sale)
--------------------------------------------------------------------------------------------------------------------------
United States                                                                   $ 2,553.3      $  2,504.8        $ 2,242.8
Latin America and Canada                                                            285.9           203.8            179.8
Europe                                                                            1,232.2         1,084.9            947.3
Asia, Africa & others                                                               187.6           157.2            112.7
--------------------------------------------------------------------------------------------------------------------------
Total sales                                                                       4,259.0         3,950.7          3,482.6
--------------------------------------------------------------------------------------------------------------------------
Intersegment sales (by origin of sale)
--------------------------------------------------------------------------------------------------------------------------
United States                                                                       276.1           193.7            151.5
Latin America and Canada                                                             22.6            12.6             10.1
Europe                                                                              126.4           113.3             92.2
Asia, Africa & others                                                                33.3            27.3             22.1
Eliminations                                                                       (458.4)         (346.9)          (275.9)
--------------------------------------------------------------------------------------------------------------------------
Total sales                                                                     $ 4,259.0      $  3,950.7        $ 3,482.6
==========================================================================================================================
INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME TAXES AND
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE                                         Year ended December 31
--------------------------------------------------------------------------------------------------------------------------
(In millions)                                                                        1997            1996             1995
--------------------------------------------------------------------------------------------------------------------------
United States                                                                   $   202.2      $    265.9        $   219.2
Latin America and Canada                                                             36.5            19.7             21.3
Europe                                                                              137.0           119.1            121.5
Asia, Africa & others                                                                12.7            12.2              4.2
--------------------------------------------------------------------------------------------------------------------------
Operating profit from continuing operations                                         388.4           416.9            366.2
Asset impairments (Note 4)                                                         (224.0)             --            (26.4)
Restructuring and other charges (Note 4)                                            (40.9)             --           (123.6)
Gain on sale of FMC Wyoming stock (Note 2)                                             --              --             99.7
Net interest expense                                                               (108.8)          (93.0)           (76.4)
Corporate and other                                                                 (86.2)          (91.3)           (99.0)
Other income and expense, net                                                        11.8             3.2             12.2
--------------------------------------------------------------------------------------------------------------------------
Total                                                                           $   (59.7)     $    235.8        $   152.7
==========================================================================================================================
IDENTIFIABLE ASSETS                                                                              December 31
--------------------------------------------------------------------------------------------------------------------------
(In millions)                                                                        1997            1996             1995
--------------------------------------------------------------------------------------------------------------------------
United States                                                                   $ 2,455.3      $  2,540.1        $ 2,173.8
Latin America and Canada                                                            392.4           329.9            208.2
Europe                                                                              980.3         1,155.9            900.2
Asia, Africa & others                                                               104.9           125.1             87.1
--------------------------------------------------------------------------------------------------------------------------
Subtotal                                                                          3,932.9         4,151.0          3,369.3
Corporate and other                                                                 180.2           202.9            199.4
--------------------------------------------------------------------------------------------------------------------------
Continuing operations                                                             4,113.1         4,353.9          3,568.7
Net assets of discontinued operations                                                  --           113.5            183.1
--------------------------------------------------------------------------------------------------------------------------
Total                                                                           $ 4,113.1      $  4,467.4        $ 3,751.8
==========================================================================================================================
U.S. EXPORT SALES TO UNAFFILIATED CUSTOMERS BY
DESTINATION OF SALE                                                                         Year ended December 31
--------------------------------------------------------------------------------------------------------------------------
(In millions)                                                                        1997            1996             1995
--------------------------------------------------------------------------------------------------------------------------
Latin America and Canada                                                        $   245.7      $    267.8        $   210.9
Europe                                                                              113.1            88.6             94.5
Asia, Africa & others                                                               376.2           393.7            378.3
--------------------------------------------------------------------------------------------------------------------------
Total                                                                           $   735.0      $    750.1        $   683.7
==========================================================================================================================

OTHER SUPPLEMENTAL INFORMATION

Quarterly financial information (unaudited)

------------------------------------------------------------------------------------------------------------------------
(In millions, except per share and common stock data)                                 1997
------------------------------------------------------------------------------------------------------------------------
                                                                 1st           2nd             3rd            4th
                                                                 Qtr.          Qtr.            Qtr            Qtr
------------------------------------------------------------------------------------------------------------------------
Sales                                                          $ 992.9       $1,134.3        $1,059.4       $1,072.4
Income (loss) from continuing operations
   before minority interests, net interest
   expense, income taxes and cumulative
   effect of change in accounting principle                    $  60.3       $  111.1        $  103.2       $ (216.6)
Income from discontinued operations,
   net of income taxes                                         $  18.8       $   12.1        $    7.8       $  152.7
Income (loss) before cumulative effect
   of change in accounting principle                           $  40.0       $   72.7        $   62.9       $   (8.7)
Net income (loss)                                              $  40.0       $   72.7        $   62.9       $  (13.2)
-----------------------------------------------------------------------------------------------------------------------
Basic net income (loss) per common share:
  Income (loss) before cumulative effect
   of change in accounting principle                           $  1.07       $   1.95        $   1.69       $  (0.24)
  Cumulative effect of change in
   accounting principle                                             --             --              --          (0.13)
------------------------------------------------------------------------------------------------------------------------
                                                               $  1.07       $   1.95        $   1.69       $  (0.37)
------------------------------------------------------------------------------------------------------------------------
Diluted net income (loss) per common share:
  Income (loss) before cumulative effect
   of change in accounting principle                           $  1.05       $   1.90        $   1.63       $  (0.24)
  Cumulative effect of change in
   accounting principle                                             --             --              --          (0.13)
------------------------------------------------------------------------------------------------------------------------
                                                               $  1.05       $   1.90        $   1.63       $  (0.37)
------------------------------------------------------------------------------------------------------------------------
Common stock prices:
  High                                                         $    72 1/8   $     79 1/16   $     90 5/8   $     89 1/2
  Low                                                          $    61 1/4   $     59 5/8    $     78 5/8   $     64 1/4
========================================================================================================================

------------------------------------------------------------------------------------------------------------------------
(In millions, except per share and common stock data)                                 1996
------------------------------------------------------------------------------------------------------------------------
                                                                  1st          2nd             3rd           4th
                                                                  Qtr.         Qtr.            Qtr.          Qtr.
------------------------------------------------------------------------------------------------------------------------
Sales                                                          $  861.2      $   973.7       $1,023.8       $1,092.0
Income (loss) from continuing operations
   before minority interests, net interest
   expense, income taxes and cumulative
   effect of change in accounting principle                    $   69.4       $   88.9       $   98.9       $   81.2
Income from discontinued operations,
   net of income taxes                                         $   21.8       $    9.5       $    3.1       $   13.5
Income (loss) before cumulative effect
   of change in accounting principle                           $   55.2       $   56.3       $   54.6       $   44.6
Net income (loss)                                              $   55.2       $   56.3       $   54.6       $   44.6
------------------------------------------------------------------------------------------------------------------------
Basic net income (loss) per common share:
  Income (loss) before cumulative effect
   of change in accounting principle                           $   1.50       $   1.52       $   1.47       $   1.20
  Cumulative effect of change in
   accounting principle                                              --             --             --             --
------------------------------------------------------------------------------------------------------------------------
                                                               $   1.50       $   1.52       $   1.47       $   1.20
------------------------------------------------------------------------------------------------------------------------
Diluted net income (loss) per common share:
  Income (loss) before cumulative effect
   of change in accounting principle                           $   1.45       $   1.48       $   1.44       $   1.17
  Cumulative effect of change in
   accounting principle                                              --             --            --              --
------------------------------------------------------------------------------------------------------------------------
                                                               $   1.45       $   1.48       $   1.44       $   1.17
------------------------------------------------------------------------------------------------------------------------
Common stock prices:
  High                                                         $     76 1/4   $     76       $     67 7/8   $     77 3/4
  Low                                                          $     67 1/4   $     62 1/4   $     62 3/4   $     64 1/2
========================================================================================================================

Significant transactions that affect quarterly results in 1997 and 1996 are described in Notes 1, 2, 3 and 4 to the consolidated financial statements.

Quarterly earnings per common share may differ from full-year amounts due to changes in the number of shares outstanding during the year.

OTHER INDUSTRY SEGMENT INFORMATION

-------------------------------------------------------------------------------------------------------------------------
                                                                     Depreciation                   Research and
                                    Capital expenditures            and amortization              development expense
-------------------------------------------------------------------------------------------------------------------------
                                   Year ended December 31          Year ended December 31        Year ended December 31
-------------------------------------------------------------------------------------------------------------------------
(In millions)                      1997     1996      1995         1997      1996      1995      1997      1996      1995
-------------------------------------------------------------------------------------------------------------------------
Machinery and Equipment         $  65.1    $ 87.5     $132.2     $ 64.8    $ 57.9    $ 45.6    $ 46.7    $ 41.5    $ 49.0
Industrial Chemicals              112.6     167.5      205.1       92.6      91.6      75.2      18.2      20.4      16.2
Performance Chemicals             129.2     219.0      143.3       67.8      59.3      59.4     109.1     113.1     109.2
Corporate                           9.8      38.1       19.4       13.2      14.6      13.8        --       1.5       1.0
-------------------------------------------------------------------------------------------------------------------------
Total                            $316.7    $512.1     $500.0     $238.4    $223.4    $194.0    $174.0    $176.5    $175.4
=========================================================================================================================

Descriptions of the company's industry segments are on pages 10 through 25 of this annual report. Sales, income (loss) from continuing operations before income taxes and cumulative effect of change in accounting principle, and identifiable assets by industry segment are on page 5.

Research and development expense in 1995 for the Machinery and Equipment segment includes a $15.5 million write-off of acquired in-process research and development costs related to the Moorco International Inc. acquisition (Note 2 to the consolidated financial statements).

Order backlog (unaudited)                                                                              December 31
-------------------------------------------------------------------------------------------------------------------------
(In millions)                                                                                    1997      1996      1995
-------------------------------------------------------------------------------------------------------------------------
Machinery and Equipment                                                                        $988.8    $923.0    $545.0
=========================================================================================================================

Backlogs are not reported for Industrial Chemicals or Performance Chemicals due to the nature of these businesses.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE [1] PRINCIPAL ACCOUNTING POLICIES

NATURE OF OPERATIONS. FMC Corporation ("FMC" or "the company") is a diversified producer of chemicals, machinery and other products for industry and agriculture. Further descriptions of FMC's products, its principal markets and the relative significance of its operations are included in this annual report in Products and Markets on pages 6 through 9 and in the Industry Segment Data on page 5.

     RESTATEMENTS AND RECLASSIFICATIONS. As described further in Note 3, during 1997 the company divested its defense operations, including its interest in the United Defense, L.P. partnership. As a result of the divestiture, the operations constituting the Defense Systems segment have been accounted for as a discontinued operation, and all prior-period financial statements and disclosures presented herein have been restated for comparative purposes.

     Certain prior-period balances have been reclassified to conform with the current period's presentation.

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

     CONSOLIDATION. The consolidated financial statements include the accounts of FMC and all significant majority-owned subsidiaries and joint ventures except those excluded because control is restricted or temporary in nature. All material intercompany accounts and transactions are eliminated in consolidation.

     INVESTMENTS. Investments in companies in which ownership interests are 50 percent or less and in which FMC exercises significant influence over operating and financial policies are accounted for using the equity method after eliminating the effects of any material intercompany transactions. All other investments are carried at their fair values, or at cost, if appropriate.

     During the fourth quarter of 1996, FMC sold its 27 percent interest in Tokai Denka Kogyo, a Japanese hydrogen peroxide joint venture, resulting in a gain of $24.1 million ($6.5 million after tax).

     INVENTORIES. Inventories are stated at the lower of cost or market value. Cost is determined on the last-in, first-out ("LIFO") basis for all domestic inventories, except certain inventories relating to contracts which are stated at the actual production cost incurred to date, reduced by amounts identified with recognized revenue. The first-in, first-out ("FIFO") method is used to determine the cost for all other inventories.

     Inventory costs include those directly attributable to products prior to sale, including all manufacturing overhead but excluding costs to distribute.

     REVENUE RECOGNITION FOR CONTRACTS-IN-PROGRESS. Sales are recorded for most production contracts as deliveries are made. A smaller portion of production contracts use the percentage-of-completion method. Losses are provided for contracts-in-progress in the period in which such losses become probable.

     PROPERTY, PLANT AND EQUIPMENT. Property, plant and equipment, including capitalized interest, is recorded at cost. Depreciation for financial reporting purposes is provided principally on the straight-line basis over the estimated useful lives of the assets (land improvements-20 years, buildings-20 to 50 years, and machinery and equipment-3 to 18 years). Gains and losses are reflected in income upon sale or retirement of assets.

     Expenditures that extend the useful life of property, plant and equipment or increase its productivity are capitalized.

     The company periodically evaluates the recoverability of property, plant and equipment net book values, particularly in the case of a change in business circumstances or other triggering events, based on expected future undiscounted cash flows for the asset or group of assets. As described further in Notes 4 and 8, the company recognized significant impairments of certain long-lived assets during the fourth quarter of 1997. The company believes that no additional material impairment of long-lived assets existed at December 31, 1997.

     CAPITALIZED INTEREST. Interest costs of $6.6 million in 1997 ($15.5 million in 1996 and $10.2 million in 1995) associated with the construction of certain long-lived assets have been capitalized as part of the cost of those assets and are being amortized over their estimated useful lives.

     DEFERRED COSTS AND OTHER ASSETS. Pre-operating and start-up costs directly related to, and incurred in the start-up phase of, major new manufacturing facilities are deferred and amortized over a five-year period. The company also capitalizes certain costs related to software for internal use. Such costs are amortized over periods not exceeding the expected life of software technology (three to seven years). Recoverability of deferred costs is assessed on an ongoing basis and writedowns to net realizable value are recorded as necessary. The deferred start-up costs totaling $46.5 million and $22.2 million and capitalized software costs totaling $58.0 million and $41.7 million at December 31, 1997 and 1996, respectively, are components of other assets, which also include anticipated environmental recoveries (Note 15), bond discounts and other deferred charges.

     GOODWILL AND INTANGIBLE ASSETS. Goodwill and identifiable intangible assets (such as trademarks) are amortized on a straight-line basis over their estimated useful or legal lives, not exceeding 40 years. At each balance sheet date, the company evaluates the recoverability of goodwill based on expected future undiscounted cash flows for each operation having a significant goodwill balance. As described further in Note 4, the company recognized impairments of certain intangible assets, including goodwill and patents, during the fourth quarter of 1997. The company believes that no additional material impairment of recorded goodwill existed at December 31, 1997.

     ACCOUNTS PAYABLE. Amounts advanced by customers as deposits on orders not yet billed, and progress payments on contracts-in-progress, are recorded as accounts payable ($130.6 million at December 31, 1997 and $85.1 million at December 31, 1996).

     INCOME TAXES. Current income taxes are provided on income reported for financial statement purposes adjusted for transactions that do not enter into the computation of income taxes payable. Deferred tax liabilities and assets are recognized for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Income taxes are not provided for the equity in undistributed earnings of foreign subsidiaries or affiliates when it is management's intention that such earnings will remain invested in those companies. Taxes are provided in the year a dividend payment is received or when the decision is made to repatriate the earnings.

     FOREIGN CURRENCY TRANSLATION. Assets and liabilities of most foreign operations are translated at exchange rates in effect at year-end, and income statements are translated at the average monthly exchange rates prevailing during the year. Translation gains and losses are accumulated in a separate component of stockholders' equity until the foreign entity is sold or liquidated. For operations in highly inflationary countries and where the local currency is not the functional currency, inventories, property, plant and equipment, and other noncurrent assets are converted to U.S. dollars at historical exchange rates, and all gains or losses from conversion are included in net income.

     DERIVATIVE FINANCIAL INSTRUMENTS AND FOREIGN CURRENCY TRANSACTIONS. The company uses derivative financial instruments selectively to offset exposure to market risks arising from changes in foreign exchange rates and interest rates. Derivative financial instruments currently utilized by the company primarily include foreign currency forward contracts. Hedges are executed centrally to minimize transaction costs on currency conversions and minimize losses due to adverse changes in foreign currency rates. The company evaluates and monitors consolidated net exposures by currency and maturity, and external derivative financial instruments correlate with that net exposure in all material respects.

     Gains and losses on hedges of existing assets and liabilities are included in the carrying amounts of those assets or liabilities and are ultimately recognized in income when those carrying amounts are converted. Gains and losses related to hedges of firm commitments are also deferred and included in the basis of the transaction when it is completed. Gains and losses on unhedged foreign currency transactions are included in income as part of cost of sales. Gains and losses on derivative financial instruments which protect the company from exposure in a particular currency, but do not currently have a designated underlying transaction, are also included in income as part of cost of sales. If a hedged item matures, or is sold, extinguished, terminated, or is related to an anticipated transaction that is no longer likely to take place, the derivative financial instrument is closed out and the related gain or loss is included in income as part of cost of sales.

     TREASURY STOCK. Shares of common stock repurchased under the company's stock repurchase plans are recorded at cost as treasury stock and result in a reduction of stockholders' equity in the consolidated balance sheet. When the treasury shares are reissued under FMC's stock compensation plans, the company uses a first-in, first-out method for determining cost. The difference between the cost of the shares and the reissuance price is added to or deducted from capital in excess of par value of common stock.

     EARNINGS (LOSSES) PER COMMON SHARE ("EPS"). Basic EPS is computed by dividing net income (loss) by the weighted average number of shares of common stock outstanding during the year. Diluted EPS is computed by dividing net income (loss) by the weighted average number of shares of common stock outstanding during the year plus the weighted average number of additional common shares that would have been outstanding during the year if potentially dilutive common shares had been issued under the company's stock compensation plans. The weighted average numbers of shares outstanding used to calculate the company's annual EPS are as follows:

------------------------------------------------------------------------------
(IN THOUSANDS)                                           1997    1996    1995
------------------------------------------------------------------------------
Basic EPS                                              36,805  37,024  36,615
Diluted EPS                                            36,805  38,058  37,721
------------------------------------------------------------------------------

     The company's loss from continuing operations in 1997 results in an antidilutive effect in the calculation of diluted EPS. Accordingly, the potential common shares that cause the antidilutive effect have been omitted from the calculation of 1997 diluted EPS.

     During January and February 1998, FMC repurchased an additional 311,100 common shares, and will continue to repurchase common shares during 1998 under its stock repurchase plan.

     SEGMENT INFORMATION. Segment operating profit from continuing operations is defined as total revenue less operating expenses. The following items have been excluded in computing segment operating profit: general corporate income and expense, non-operating interest income and expense, income taxes, significant gains or losses on abnormal retirements of assets, restructuring and other charges (Note 4), asset impairments (Note 4), the 1995 gain on the sale of FMC Wyoming stock (Note 2), LIFO inventory adjustments and other income and expense items. Identifiable assets by industry segment are those assets that are used by or attributable to segment operations. Corporate assets are principally cash and cash equivalents, LIFO reserves, deferred income tax benefits and non-operating property and equipment.

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

     Estimated obligations to remediate sites that involve the United States Environmental Protection Agency ("EPA"), or equivalent government agencies, are generally accrued no later than when a Record of Decision, or equivalent, is issued, or upon completion of a Remedial Investigation/Feasibility Study ("RI/FS") that is accepted by FMC and the appropriate government agency or agencies. Estimates are reviewed quarterly by the company's Environment, Health, Safety and Toxicology organization, as well as financial and legal management and, if necessary, adjusted as additional information becomes available. The estimates can change substantially as additional information becomes available regarding the nature or extent of site contamination, required remediation methods, and other actions by or against governmental agencies or private parties.

     The company's environmental liabilities for continuing and discontinued operations are principally for costs associated with the remediation and/or study of sites at which the company is alleged to have disposed of hazardous substances. Such costs include, among other items, remedial investigations and feasibility studies, site remediation, costs of operation and maintenance of the remediation plan, fees to outside law firms and consultants for work related to the environmental effort, and future monitoring costs. Estimated site liabilities are determined based upon existing remediation technologies, specific site consultants' engineering studies or by extrapolating experience with environmental issues at comparable sites.

     Provisions for environmental costs are reflected in income, net of probable and reasonably estimable recoveries from named Potentially Responsible Parties ("PRPs") or other third parties. Such provisions incorporate inflation and are not discounted to their present values.

     In calculating and evaluating the adequacy of its environmental reserves, the company has taken into account the joint and several liability imposed by the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") and the analogous state laws on all PRPs and has considered the identity and financial condition of each of the other PRPs at each site to the extent possible. The company has also considered the identity and financial condition of other third parties from whom recovery is anticipated, as well as the status of the company's claims against such parties. In general, the company is aware of a degree of uncertainty in disputes regarding the financial contribution by certain named PRPs, which is common to most multi-party sites. Although the company is unable to forecast the ultimate contributions of PRPs and other third parties with absolute certainty, the degree of uncertainty with respect to each party is taken into account when determining the environmental reserve by adjusting the reserve to reflect the facts and circumstances on a site-by-site basis. The company believes that recorded recoveries related to PRPs are realizable in all material respects. Recoveries, excluding those relating to discontinued operations, are recorded as other assets, and those relating to discontinued operations are recorded in the reserve for discontinued operations.

     ACCOUNTING STANDARDS ADOPTED. The company adopted Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share," for the period ended December 31, 1997. Prior-period EPS data included herein have been restated as required under the new standard. SFAS No. 128 replaces Accounting Principles Board Opinion No. 15 and simplifies the computation of EPS by replacing the presentation of primary EPS with a presentation of basic EPS, which includes no dilution from potential common stock. Diluted EPS, which replaces fully diluted EPS, reflects the dilution from potential common stock that could share in the earnings of the company. The standard requires dual presentation of basic and diluted EPS by entities with complex capital structures, including FMC.

     During 1997, the company adopted the Securities and Exchange Commission's requirements for additional disclosures regarding derivative financial instruments. The required disclosures are included in Derivative financial instruments and foreign currency transactions above, Note 7 and in Management's Discussion and Analysis on page 29.

     In the fourth quarter of 1997, the company adopted the requirements of the Emerging Issues Task Force ("EITF") consensus on Issue No. 97-13, "Accounting for Costs Incurred in Connection with a Consulting Contract or an Internal Project That Combines Business Process Reengineering and Information Technology Transformation." In conjunction with the adoption, the company charged $7.6 million ($4.5 million after tax, or $0.12 per share on a diluted basis) to expense, which was reported as the cumulative effect of a change in accounting principle.

The expense represented the write-off of business process reengineering costs capitalized prior to October 1, 1997. Had the consensus in EITF 97-13 been applied historically by the company, net income in 1997, 1996 and 1995 would have been $166.6 million ($4.53 per share on a diluted basis), $210.0 million ($5.52 per share) and $212.4 million ($5.63 per share), respectively.

     AICPA Statement of Position ("SOP") 96-1, "Environmental Remediation Liabilities," was adopted by the company effective January 1, 1997. SOP 96-1 provides guidance on the recognition, measurement and display and disclosure of environmental remediation liabilities. The adoption of SOP 96-1 did not have a material impact on the company's consolidated financial position, results of operations, or cash flows.

     ACCOUNTING STANDARDS NOT ADOPTED. SFAS No. 130, "Reporting Comprehensive Income," is effective for fiscal years beginning after December 15, 1997, and establishes standards for the reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. The standard requires that all items that must be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. The company is evaluating the statement's provisions to conclude how it will present comprehensive income in its financial statements, and has not yet determined the amounts to be disclosed. FMC will adopt SFAS No. 130 in 1998.

     SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," is effective for financial statements for periods beginning after December 15, 1997. SFAS No. 131 establishes standards for the way that public business enterprises report financial and descriptive information about reportable operating segments in annual financial statements and interim financial reports issued to stockholders. SFAS No. 131 supersedes SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise," but retains the requirement to report information about major customers. The company is evaluating the new statement's provisions to determine the additional disclosures required in its financial statements. FMC will adopt SFAS No. 131 in 1998.

NOTE [2] BUSINESS COMBINATIONS

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

     In June 1995, FMC acquired all of the common shares of Moorco International Inc. ("Moorco") for $28 per share, or approximately $350 million (including acquisition costs and debt assumed). Moorco is the leading worldwide manufacturer of meters for the petroleum industry and a leading manufacturer of valves for the process and power generation industries. Moorco's operations are included in the company's Machinery and Equipment segment. In conjunction with the acquisition of Moorco, goodwill and other intangible assets of $218.4 million were recorded, and $15.5 million of acquired in-process research and development costs were charged to research and development expense during 1995.

     The company also completed a number of other smaller acquisitions and joint ventures during the years ended December 31, 1997, 1996 and 1995.

     The purchase prices for all the aforementioned acquisitions were satisfied from cash flow from operations and short-term and long-term financing. Results of operations of the acquired companies have been included in the company's consolidated statements of income from the respective dates of acquisition. The company's 1997 and 1996 acquisitions did not have a material pro forma impact on the company's consolidated results of operations.

     These acquisitions were accounted for using the purchase method of accounting and, accordingly, the purchase price has been allocated to the assets acquired and liabilities assumed based on the estimated fair values of such assets and liabilities at the date of acquisition. The excess of the purchase price over the fair value of the net tangible assets acquired has been recorded as intangible assets, primarily goodwill, which are amortized over periods ranging from 15 to 40 years.

     JOINT VENTURE. In July 1995, FMC completed a joint venture involving the sale of 20 percent of its soda ash business, FMC Wyoming Corporation, to Sumitomo Corporation and Nippon Sheet Glass Company, Ltd. for $150.0 million, resulting in a nontaxable gain of $99.7 million ($2.64 per share on a diluted basis). The company retains management control of the joint venture. In accordance with the agreement, the company's joint venture partners also contributed approximately $22 million to the joint venture, representing their share of preformation funding of capital projects at FMC Wyoming Corporation's soda ash facilities.

NOTE [3] DISCONTINUED OPERATIONS

The company's results of discontinued operations for the years ended December 31, 1997, 1996 and 1995 comprise the following:

---------------------------------------------------------------
(In millions)                          1997     1996      1995
---------------------------------------------------------------
Gain on sale of Defense Systems
     operations (net of income
     taxes of $138.7)                $179.7   $  --      $  --
Income from operations of
     Defense Systems segment
     through August 25, 1997
     (net of income taxes of
     $25.5 in 1997, $31.6 in 1996
     and $37.8 in 1995)                38.7    55.3       62.8
Gain on disposal of FMC Gold
     Company (including income
     tax benefit of $10.3)               --    19.7         --
Loss from operations of Precious
     Metals segment through
     July 31, 1996 (net of income
     tax benefits of $1.8 in 1996
     and $4.5 in 1995)                   --    (3.7)      (1.9)
Provision for liabilities related
     to previously discontinued
     operations (net of income
     tax benefits of $18.0 in 1997
     and $15.6 in 1996)               (27.0)  (23.4)        --
---------------------------------------------------------------
Discontinued operations,
     net of income taxes             $191.4  $ 47.9     $ 60.9
===============================================================

     SALE OF DEFENSE SYSTEMS OPERATIONS. On August 25, 1997, FMC, Harsco Corporation, Harsco UDLP Corporation (together with Harsco Corporation, "Harsco"), and Iron Horse Acquisition Corp., an affiliate of The Carlyle Group ("Carlyle"), signed a definitive agreement for the sale of United Defense, L.P. ("United Defense" or "UDLP") and certain other assets to Carlyle for approximately $850 million. The transaction closed on October 6, 1997.

     FMC was the managing general partner and 60 percent owner of United Defense, which was formed in 1994 by combining FMC's Defense Systems Group with Harsco's BMY Combat Systems Division. Harsco owned the remaining 40 percent of UDLP. United Defense supplies ground combat and naval weapons systems for the U.S. armed forces and military customers around the world.

     The gross sale proceeds to FMC and Harsco consisted of $800.0 million in cash, to be adjusted based on certain closing balance sheet items as of October 6, 1997, and a $50.0 million note payable to FMC by Carlyle upon finalization of certain international joint-venture agreements. Of the estimated proceeds, FMC received $460.0 million in cash (subject to adjustment) and expects to collect the $50.0 million note, which bears interest at 8 3/4 percent, in 1998.

     In addition to its interest in the UDLP partnership, FMC sold to Carlyle as part of UDLP its wholly owned Corporate Technology Center ("CTC"). FMC also agreed to contract for certain research services with CTC in the future. FMC transferred 92 of its CTC, legal and defense audit staff to UDLP in conjunction with the disposition of UDLP. These staff primarily performed defense-related duties while at FMC.

     After deducting its investment in UDLP of $97.9 million, including FMC's share of UDLP's results of operations during the period from August 25, 1997 (measurement date) through October 6, 1997, and providing for required pension funding of $22.0 million, transaction costs, valuation reserves against certain retained properties, and other costs, FMC recognized a gain of $318.4 million ($179.7 million after tax) during the fourth quarter of 1997. The reported gain is subject to resolution of closing issues in accordance with the sale contract. FMC used the cash received to retire variable rate debt and commercial paper and contribute towards its common stock repurchase program.

     Sales of the Defense Systems segment were $918.9 million for the period from January 1, 1997 through August 25, 1997 and $1,018.8 million and $968.2 million, respectively, for the years ended December 31, 1996 and 1995.

     SALE OF PRECIOUS METALS OPERATIONS. On July 15, 1996, FMC's management approved a plan to dispose of shares of FMC Gold Company through a secondary offering of substantially all of FMC's interest following a reincorporation of FMC Gold Company in Canada under the name Meridian Gold Inc. In connection with the disposal, the Precious Metals segment have been accounted for as a discontinued operation.

     Upon completion of the reincorporation and offering in the third quarter of 1996, FMC received cash proceeds, including a dividend of $0.02 per share, of $210.7 million. Amounts owing to FMC Gold Company totaling $79.2 million at July 31, 1996 and transaction and other related costs aggregating $23.3 million were paid from proceeds or accrued pending payment. FMC recorded a gain of $9.4 million ($19.7 million after tax) on the transaction. A net tax benefit of $10.3 million on the gain included the reversal of previously recorded valuation allowances, which are no longer required, related to certain deferred tax assets arising from the Precious Metals business.

     Sales of the Precious Metals segment were $41.3 million for the seven months ended July 31, 1996 and $59.0 million for the year ended December 31, 1995.

     RESERVE FOR DISCONTINUED OPERATIONS. In the fourth quarter of 1997, FMC provided $45.0 million ($27.0 million after tax) for environmental costs at discontinued operations' sites based on the company's quarterly assessment of future remediation costs.

     In the third quarter of 1996, the company recorded a charge of $39.0 million ($23.4 million after tax) to increase reserves related to operations discontinued by the company between 1976 and 1984. These additional reserves resulted primarily from an increase in the company's actuarially determined estimate of product liability and in other potential claims principally related to the discontinued Construction Equipment and Chlor-Alkali businesses.

     Disposal of all assets related to discontinued operations has been completed in accordance with plans adopted within one year of the measurement dates. In addition to the 1997 sale of the company's Defense Systems operations and the 1996 sale of FMC Gold Company, residual liabilities relate to operations discontinued between 1976 and 1984--primarily the Film, Fiber, Power Transmission and Construction Equipment businesses. Most residual liabilities are of a long-term nature and will be settled over a number of years. Liabilities remaining with FMC total $231.3 million at December 31, 1997 ($191.4 million at December 31, 1996) and comprise: $64.7 million (net of $68.0 million in anticipated third party recoveries) for environmental remediation and study obligations, most of which relate to former chemical plant sites; $58.2 million for product liability and other potential claims principally related to the discontinued Construction Equipment group; $68.1 million for retiree benefits provided to employees of former chemical businesses and the Construction Equipment group; $36.6 million related to the sale of the Defense Systems operations; and $3.7 million related to the sale of FMC Gold Company.

     The company uses actuarial methods, to the extent practicable, to monitor the adequacy of product liability and retiree benefit reserves on an ongoing basis. The environmental liabilities are subject to the environmental accounting and review practices described in Notes 1 and 15. While the amounts required to settle the company's liabilities for discontinued operations could ultimately differ materially from the estimates used as a basis for recording these liabilities, management believes that changes in estimates or required expenditures for any individual cost component will not have a material adverse impact on the company's liquidity or financial condition in any single year and that, in any event, such costs will be satisfied over many years. Spending in 1997, 1996 and 1995, respectively, included $25.9 million, $9.4 million and $12.4 million for environmental obligations, net of recoveries; $10.2 million, $8.2 million and $5.7 million for product liability claims; and $4.5 million, $3.5 million and $5.2 million for retiree benefits.

NOTE [4] ASSET IMPAIRMENTS AND RESTRUCTURING AND OTHER CHARGES

FMC recorded pre-tax charges of $264.9 million ($180.9 million after tax, or $4.92 per share on a diluted basis) in the fourth quarter of 1997. Of this amount, $224.0 million ($154.0 million after tax, or $4.19 per share) related to asset impairments primarily in the phosphorus chemicals and process additives businesses, and $40.9 million ($26.9 million after tax, or $0.73 per share) was provided to cover restructuring and other activities in several businesses. Restructuring and other reserves related to the 1997 charge totaled $29.3 million at December 31, 1997.

     In the phosphorus chemicals business, asset impairments of $120.0 million were based on recently increased environmental capital cost estimates and difficult market conditions resulting from increased international competition. Based on an agreement subject to final negotiation with the U.S. government, the increased capital costs include environmental projects to reduce air emissions and meet waste handling and waste pond treatment requirements at the company's Pocatello, Idaho facility.

     In the United Kingdom-based process additives business, asset impairments of $46.0 million, including the impairment of $19.8 million of goodwill, reflected lower expected future cash flows resulting from increased market competition in the flame retardant and water treatment businesses, as well as the strength of the British pound.

     Additional asset impairments of $58.0 million primarily related to a partial re-engineering of the Authority herbicide plant, the write-off of certain impaired assets at both the lithium facility in North Carolina and at the food ingredients facility in Cork, Ireland, and the write-off of unused patents in the airport products business.

     The fair values of impaired assets were determined using discounted cash flow models and assumptions based on management's estimates.

     Restructuring charges of $26.0 million related primarily to the agricultural products business ($10.0 million), the FMC FoodTech businesses ($7.0 million), and the Crosby industrial valve business ($6.0 million). In conjunction with the restructuring process, the company has severed, or expects to sever, approximately 270 personnel, and has eliminated about 70 unfilled positions. Other charges of $14.9 million consist of various one-time writeoffs and other costs .

     FMC recorded pre-tax asset impairments and restructuring and other charges of $35.0 million ($20.0 million after tax, or $0.53 per share on a diluted basis) in the third quarter of 1995 covering asset impairments and related exit liabilities for the shift of lithium-based production from North Carolina to a new lower-cost, higher-quality mineral resource in Argentina. Additional charges of $17.0 million ($10.0 million after tax, or $0.27 per share) related primarily to asset impairments, and the company recorded $82.5 million ($50.7 million after tax, or $1.34 per share) of additional environmental reserves (Note 15). In addition, FMC wrote off $15.5 million ($0.41 per share) of acquired in-process research and development costs with no associated tax benefit (Note 2), which was charged to research and development expense. Except for environmental reserves (Note 15), remaining accruals related to the 1995 charges are not significant at December 31, 1997.

NOTE [5] INVENTORIES

Inventories are recorded at the lower of cost or market value. The current replacement costs of inventories exceeded their recorded values by approximately $283.8 million at December 31, 1997 and $279.4 million at December 31, 1996. During 1997, 1996 and 1995 there were no reductions in LIFO inventories which were carried at lower than prevailing costs.

NOTE [6] FOREIGN CURRENCY

Net income for 1997, 1996 and 1995 included aggregate foreign currency gains of $0.8 million, $2.3 million and $0.2 million, respectively. The U.S. dollar strengthened significantly against most currencies in 1997 while European currencies were mixed against the U.S. dollar in 1996. The Japanese yen and Mexican peso continued their 1995 weakening trend during 1996.

     The 1997 decrease in the foreign currency translation adjustment component of stockholders' equity was largely due to the weakening of European currencies, particularly the Spanish peseta, against the U.S. dollar. The 1996 decrease was due to the sale of the company's minority interest in a Japanese hydrogen peroxide venture (Note 1) as well as smaller amounts related to European currency movements against the U.S. dollar. The 1995 increase was primarily attributable to a weaker U.S. dollar in relation to European currencies, particularly the Spanish peseta.

     The following table presents the foreign currency adjustments to key balance sheet categories and the offsetting adjustments to the foreign currency translation adjustment component or to income. Interest earned on foreign cash and cash equivalents and debt service costs are classified as interest income and interest expense, respectively, and are not included in the table. In addition, foreign currency impacts on cash and cash equivalents and debt in hyperinflationary economies are netted against interest income and expense and are also not shown in the table.

------------------------------------------------------------------
                                                    Gains (Losses)
------------------------------------------------------------------
(In millions)                              1997      1996     1995
------------------------------------------------------------------
Cash and cash equivalents                $(11.0)   $  3.2    $ 8.5
Debt                                        1.5      (7.3)    (3.1)
Other working capital                     (19.5)      1.7      2.1
Property, plant & equipment, net          (38.5)     (1.3)    15.1
Investments                                (3.0)    (17.8)    (3.6)
Other                                       1.1      (4.9)    (6.7)
------------------------------------------------------------------
                                         $(69.4)   $(26.4)   $12.3
==================================================================
Foreign currency translation
  adjustment                             $(70.2)   $(28.7)   $12.1
Gain in income                              0.8       2.3      0.2
------------------------------------------------------------------
                                         $(69.4)   $(26.4)   $12.3
------------------------------------------------------------------

NOTE [7] FINANCIAL INSTRUMENTS

FAIR VALUE DISCLOSURES. The carrying amounts of cash and cash equivalents, trade receivables, other current assets, accounts payable and amounts included in investments and accruals meeting the definition of a financial instrument approximate fair value. The carrying value and related estimated fair values for the company's remaining financial instruments are as follows:

------------------------------------------------------------------
                                                 December 31, 1997
------------------------------------------------------------------
                                              Carrying   Estimated
(In millions)                                   Amount  Fair Value
------------------------------------------------------------------
Assets
------------------------------------------------------------------
Foreign exchange forward contracts            $     --    $    2.1
Interest rate swap agreement                  $     --    $    0.1
------------------------------------------------------------------
Liabilities
------------------------------------------------------------------
Total debt                                    $1,340.6    $1,354.6
==================================================================

     Fair values of debt have been determined through a combination of management estimates and information obtained from independent third parties using market data, such as bid/ask spreads, available on the last business day of the year. Fair values relating to derivative financial instruments reflect the estimated amounts that the company would receive or pay to terminate the contracts at the reporting date based on quoted market prices of comparable contracts as of December 31, 1997.

     DERIVATIVE FINANCIAL INSTRUMENTS. The company has entered into an interest rate swap agreement under which the company pays fixed-rate British pound amounts in exchange for floating-rate British pound amounts. This swap agreement reduces the company's risk to higher British pound interest rates on sterling-denominated debt.

     In addition, as of December 31, 1997 and 1996, the company had approximately $436.4 million and $410.6 million, respectively, of outstanding foreign exchange forward contracts in which foreign currencies (primarily Spanish peseta, Swedish krona, Japanese yen, Italian lira, British pound and German mark in 1997 and Belgian franc, British pound, Norwegian krone and Spanish peseta in 1996) were purchased, and approximately $485.9 million and $495.5 million, respectively, of outstanding foreign exchange forward contracts in which foreign currencies (primarily Spanish peseta, British pound, Belgian franc, Swedish krona, Norwegian krone and Irish punt in 1997 and British pound, Japanese yen, Spanish peseta and Swedish krona in 1996) were sold.

     Cross-currency contracts at December 31, 1997 and 1996 were not significant. Such contracts provide for the exchange of certain European currencies.

     At December 31, 1997, the majority of outstanding hedges relate to receivables, payables and intercompany transactions.

NOTE [8] PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consists of the following:

-------------------------------------------------------------------
                                                        December 31
-------------------------------------------------------------------
(In millions)                                      1997        1996
-------------------------------------------------------------------
Land and land improvements                     $  189.9    $  173.8
Buildings                                         521.6       469.7
Machinery and equipment                         2,751.5     2,780.3
Construction in progress                          192.2       343.0
-------------------------------------------------------------------
Total cost                                      3,655.2     3,766.8
Accumulated depreciation                        1,975.9     1,932.3
-------------------------------------------------------------------
Net property, plant and equipment              $1,679.3    $1,834.5
===================================================================

     Depreciation expense was $218.3 million, $205.7 million and $182.6 million in 1997, 1996 and 1995, respectively. As discussed further in Note 4, impairment charges recorded in the fourth quarter of 1997 reduced net property, plant and equipment by $169.2 million.

NOTE[9] DEBT

LONG-TERM DEBT. Long-term debt consists of the following:

-------------------------------------------------------------------
                                                        December 31
-------------------------------------------------------------------
(In millions)                                        1997      1996
-------------------------------------------------------------------
Revolving credit facility (effective rate:
     1997--6.7%; 1996--6.2%)/(1)/                $     --  $     --
Commercial paper (effective rate:
     1997--5.7%; 1996--5.5%)/(2)/                   155.0     390.6
Uncommitted credit facilities (effective
     rate: 1997--5.8%; 1996--5.6%)/(2)/             120.0      59.4
Notes payable to banks, various rates,
     due 1998 to 2042                                18.7      28.4
Pollution control and industrial
     revenue bonds, 3.8% to 7.1%,
     due 1998 to 2024                               166.5     175.7
Senior debt, 8 3/4%, due 1999,
     less unamortized discount
     (1997--$0.2; 1996--$0.4),
     effective rate 8.8%                            249.8     249.6
Senior debt, 6 3/8%, due 2003,
     less unamortized discount
     (1997--$0.6; 1996--$0.7),
     effective rate 6.4%                            199.4     199.3
Senior debt, 7 3/4%, due 2011,
     less unamortized discount
     (1997--$1.0; 1996--$1.0),
     effective rate 7.9%                             99.0      99.0
Medium term notes, 7.20% and 7.21%,
     due 2002, less unamortized discount
     (1997--$0.1), effective rate 7.2%               24.9        --
Medium term notes, 7.32%, due 2007,
     less unamortized discount
     (1997--$0.3), effective rate 7.4%               44.7        --
Exchangeable senior subordinated
     debentures, 6 3/4%, due 2005                    75.0      75.0
Other                                                 1.2       1.8
-------------------------------------------------------------------
Total                                             1,154.2   1,278.8
Less current portion                                 14.0      10.4
-------------------------------------------------------------------
Long-term portion                                $1,140.2  $1,268.4
===================================================================

(1) The effective rate for the revolving credit facility is based on average balances outstanding during the year and includes facility fees.

(2) The effective rates for commercial paper and uncommitted facilities are based on average balances outstanding during the year.

     In December 1996, the company entered into a $450.0 million, five-year non-amortizing revolving credit agreement and a $300.0 million, 364-day non-amortizing revolving credit agreement (which was subsequently renewed until December 1998). These agreements provide the company with $750.0 million in committed credit facilities. No amounts were outstanding under these credit facilities as of December 31, 1997 and 1996. Among other restrictions, the credit agreements contain covenants relating to liens, consolidated net worth and cash flow coverage (as defined in the agreements). The company is in compliance with all financial debt covenants.

     Committed credit available under the revolving credit facilities provides management with the ability to refinance a portion of its debt on a long-term basis and, as it is management's intent to do so, $155.0 million and $390.6 million in outstanding commercial paper, which is supported by credit facilities, have been classified as long-term debt at December 31, 1997 and 1996, respectively. In addition, $120.0 million and $59.4 million of borrowings under short-term uncommitted credit facilities have been classified as long-term debt at December 31, 1997 and 1996, respectively.

     In January 1997, the company registered $400.0 million of medium-term debt securities pursuant to a $500.0 million universal shelf registration statement filed in 1995 under which, on January 29, 1997, the company issued $45.0 million of 7.32 percent notes due in 2007. The net proceeds totaled $44.7 million and were used to retire short-term borrowings. Additionally, on May 2, 1997, the company issued $25.0 million of notes due in 2002 at rates of 7.20 percent and
7.21 percent. The net proceeds of $24.9 million were also used to retire short-term debt.

     In July 1996, the company issued $100.0 million of 7.75 percent Senior Debentures due 2011 pursuant to the 1995 universal shelf registration statement. The net proceeds from the issuance totaled $98.2 million and were used to reduce variable rate short-term debt.

     The exchangeable senior subordinated debentures bearing interest at 6 3/4 percent and maturing in 2005 are exchangeable at any time into Meridian Gold Inc. common stock at an exchange price of $15 1/8 per share, subject to adjustment. The company may, at its option, pay an amount equal to the market price of Meridian Gold Inc. common stock in lieu of delivery of the shares. However, the market price at December 31, 1997 was substantially below $15 1/8 per share. The debentures are redeemable at the option of FMC at prices decreasing from 103 3/8 percent of face amount on January 16, 1995, to par on January 16, 2000. The debentures are subordinated in right of payment to all existing and future senior indebtedness of the company.

     Aggregate maturities and sinking fund requirements over the next five years are (in millions): 1998--$14.0, 1999--$264.2, 2000--$0.7, 2001--$277.6, 2002--
$25.8, and thereafter--$571.9. The maturities in the year 2001 include commercial paper redemptions of $155.0 million and $120.0 million of borrowings under short-term uncommitted credit facilities.

     SHORT-TERM DEBT. At December 31, 1997, short-term debt consisted entirely of foreign short-term borrowings. The balance at December 31, 1996 included foreign short-term borrowings and advances under uncommitted credit facilities.

     Outstanding foreign short-term borrowings totaled $186.4 million and $255.4 million at December 31, 1997 and 1996, respectively. The weighted average interest rates on outstanding foreign short-term borrowings at December 31, 1997 and 1996 were 8.4 percent and 9.7 percent, respectively. The average interest rates have been adjusted for currency devaluation associated with borrowing in hyperinflationary countries.

     In November 1995, the company commenced a short-term commercial paper program, providing for the issuance of up to $500.0 million in aggregate maturity value of commercial paper at any given time. Two-day to 30-day commercial paper with an aggregate maturity value of $155.0 million was outstanding at December 31, 1997. As described above, the outstanding balance at December 31, 1997 was classified as long-term debt. At December 31, 1996, $390.6 million of outstanding commercial paper was classified as long-term debt.

     Advances under uncommitted credit facilities were $120.0 million and $359.6 million at December 31, 1997 and 1996, respectively. As described above, $120.0 million of the outstanding balance at December 31, 1997 ($59.4 million at December 31, 1996) was classified as long-term debt.

     COMPENSATING BALANCE AGREEMENTS. FMC maintains informal credit arrangements in many foreign countries. Foreign lines of credit, which include overdraft facilities, typically do not require the maintenance of compensating balances, as credit extension is not guaranteed but is subject to the availability of funds.

NOTE [10] INCOME TAXES

Domestic and foreign components of income (loss) from continuing operations before income taxes and the cumulative effect of a change in accounting principle are shown below:

-----------------------------------------------------------
                                     Year ended December 31
-----------------------------------------------------------
(In millions)                   1997       1996        1995
-----------------------------------------------------------
Domestic                     $(174.2)    $100.4      $ 43.0
Foreign                        114.5      135.4       109.7
-----------------------------------------------------------
Total                        $ (59.7)    $235.8      $152.7
===========================================================

     The provision for (benefit from) income taxes attributable to continuing operations before the cumulative effect of a change in accounting principle consists of:

-----------------------------------------------------------
                                     Year ended December 31
-----------------------------------------------------------
(In millions)                    1997       1996       1995
-----------------------------------------------------------
Current:
  Federal                     $ (33.0)    $ (8.3)    $ (7.6)
  Foreign                        17.3)      28.6       14.4
  State and local                (3.7)       0.7       (5.1)
-----------------------------------------------------------
Total current                   (19.4)      21.0        1.7
Deferred                        (15.8)      52.0       (3.7)
-----------------------------------------------------------
                              $ (35.2)    $ 73.0     $ (2.0)
===========================================================

Total income tax provisions (benefits) for the years ended December 31 were allocated as follows:

-----------------------------------------------------------
(In millions)                        1997     1996     1995
-----------------------------------------------------------
Continuing operations before
  the cumulative effect of
  a change in accounting
  principle                       $ (35.2)  $ 73.0   $ (2.0)
Discontinued operations             146.2      3.8     33.3
Cumulative effect of a change
  in accounting principle            (3.1)       -        -
Items charged directly to
  stockholders' equity               (7.1)    (7.8)    (3.7)
-----------------------------------------------------------
Income tax provision              $ 100.8   $ 69.0   $ 27.6
===========================================================

     Significant components of the deferred income tax provision (benefit) attributable to income (loss) from continuing operations before income taxes and the cumulative effect of a change in accounting principle for the years ended December 31 are as follows:

-----------------------------------------------------------
(In millions)                       1997      1996     1995
-----------------------------------------------------------
Deferred tax (exclusive of the
  valuation allowance)            $(15.4)   $ 57.3   $ (7.4)
(Decrease) increase in
  the valuation allowance
  for deferred tax assets           (0.4)     (5.3)     3.7
-----------------------------------------------------------
Deferred income tax
  provision (benefit)             $(15.8)   $ 52.0   $ (3.7)
===========================================================

     Significant components of the company's deferred tax assets and liabilities as of December 31 are as follows:

-----------------------------------------------------------
(In millions)                                 1997     1996
-----------------------------------------------------------
Reserves for discontinued operations
  and restructuring                         $209.7   $156.7
Accrued pension and other
  postretirement benefits                     92.8    103.6
Other reserves                                61.3     43.2
Net operating loss carryforwards              15.8     22.7
Alternative minimum tax
  credit carryforwards                           -     46.0
Other                                         20.0     16.0
-----------------------------------------------------------
Deferred tax assets                          399.6    388.2
Valuation allowance                          (12.9)   (13.3)
-----------------------------------------------------------
Deferred tax assets, net of
  valuation allowance                       $386.7   $374.9
===========================================================
Property, plant and equipment               $210.3   $204.9
Other                                          4.4      8.0
-----------------------------------------------------------
Deferred tax liabilities                    $214.7   $212.9
===========================================================
Net deferred tax assets                     $172.0   $162.0
===========================================================

     The effective income tax rate applicable to income (loss) from continuing operations before income taxes and the cumulative effect of a change in accounting principle is different from the statutory U.S. federal income tax rate due to the factors listed in the following table:

--------------------------------------------------------------------------------
(Percent of income (loss) from continuing
operations before income taxes and
the cumulative effect of a change
in accounting principle)                                 Year ended December 31
--------------------------------------------------------------------------------
                                                         1997     1996    1995
--------------------------------------------------------------------------------
Statutory U.S. tax rate                                   (35)%     35%     35 %
--------------------------------------------------------------------------------
Net difference:
Foreign sales corporation income not
      subject to U.S. tax                                 (13)      (3)     (3)
Percentage depletion                                      (12)      (5)     (8)
State and local income taxes, less
      federal income tax effect                           (11)       3      (1)
Foreign earnings subject to different
      tax rates                                           (18)      (2)     (4)
Tax on intercompany dividends
      and deemed dividends for
      tax purposes                                          6        2       2
Sale of a minority interest
      in FMC Wyoming not taxed                             --       --     (24)
Nondeductible goodwill                                     16        1       1
Nondeductible expenses                                      5        1       3
Minority interests                                          5        1       2
Additional taxes on sale
      of investment                                        --        4      --
Equity in earnings of affiliates
      not taxed                                            (3)      (2)     (1)
Other                                                       1       (4)     (3)
--------------------------------------------------------------------------------
Total difference                                          (24)      (4)    (36)
--------------------------------------------------------------------------------
Effective tax rate                                        (59)%     31%     (1)%
================================================================================

     The effective tax benefit rate of 59 percent for 1997 includes the impact of restructuring and other charges (Note 4). The effective tax rate excluding these charges was 24 percent. The effective tax rate of 31 percent in 1996 includes taxes provided on the sale of the company's investment in Tokai Denka Kogyo (Note 1). The effective tax rate excluding this event was 26 percent. The effective tax benefit rate of 1 percent for 1995 includes the impact of restructuring and other charges (Note 4) and the nontaxable gain on the sale of FMC Wyoming stock (Note 2). The effective tax rate excluding these events was 25 percent.

     FMC's federal income tax returns for years through 1994 have been examined by the Internal Revenue Service and substantially all issues have been settled. Management believes that adequate provision for income taxes has been made for the open years 1995 and after and for any unsettled issues prior to 1995. U.S. income taxes have not been provided for the equity in undistributed earnings of foreign consolidated subsidiaries ($484.2 million and $440.8 million at December 31, 1997 and 1996, respectively) or unconsolidated subsidiaries and affiliates ($14.8 million and $16.1 million at December 31, 1997 and 1996, respectively). Restrictions on the distribution of these earnings are not significant. Foreign earnings taxable to the company as dividends were $28.1 million, $20.3 million and $9.5 million in 1997, 1996 and 1995, respectively.

NOTE [11] INCENTIVE COMPENSATION PLANS

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

     The Option Plan (and its predecessor plans) provides for regular grants of stock options which may be incentive and/or nonqualified stock options. The exercise price for options is not less than the fair market value of the stock at the date of grant. Options are exercisable at the time designated by the Committee in the option (four years for grants prior to 1995 and three years for grants during 1995 and thereafter). Incentive options expire not later than 10 years from the grant date. Nonqualified options expire not later than 15 years from the grant date (10 years for grants prior to 1990), although the Committee may extend the expiration date of any nonqualified stock option upon such terms and conditions as the Committee shall determine.

     Under the plans adopted in 1995, 3 million shares became available for awards and options granted in 1995 and later years. These shares are in addition to the shares available from the predecessor plans. Cancellation (through expiration, forfeiture or otherwise) of outstanding awards and options granted after 1989 increases the shares available for future awards or grants. At December 31, 1997, 2,081,650 shares were available for future use under these plans.

     The company has adopted the disclosure-only provisions of SFAS No. 123 "Accounting for Stock-Based Compensation". Accordingly, no compensation cost has been recognized for the Option Plan. Had compensation cost for the Option Plan been determined based on the fair value at the grant date for awards in 1997, 1996 and 1995 consistent with the provisions of SFAS

No. 123, the company's net income and diluted earnings per share for the three years ended December 31, 1997 would have been reduced to the pro forma amounts indicated below:

------------------------------------------------------------
(Net income in millions)                1997    1996    1995
------------------------------------------------------------
Net income--as reported               $162.4  $210.7  $215.6
Net income--pro forma                 $157.6  $207.3  $214.5
Diluted earnings per share
  --as reported                       $ 4.41  $ 5.54  $ 5.72
Diluted earnings per share
  --pro forma                         $ 4.28  $ 5.45  $ 5.69
------------------------------------------------------------

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1997, 1996 and 1995, respectively: dividend yield of 0 percent for all years; expected volatility of 17.4 percent, 17.8 percent and 22.5 percent; risk-free interest rates of 6.8 percent, 6.0 percent and 6.9 percent; and expected lives of 5 years for all grants.

     The weighted average fair value per share of stock options granted during the years ended December 31, 1997, 1996 and 1995 calculated using the Black-Scholes option-pricing model was $19.84, $21.51 and $21.00, respectively.

     The following summary shows stock option activity for the three years ended December 31, 1997:

------------------------------------------------------------
                                  Number of        Weighted-
                                     Shares          Average
(Number of shares              Optioned But   Exercise Price
in thousands)                 Not Exercised        per Share
------------------------------------------------------------
December 31, 1994
(1,141 shares exercisable)            2,888           $37.21
Granted                                 372           $58.71
Exercised                              (210)          $25.62
Forfeited                               (66)          $47.07
------------------------------------------------------------
December 31, 1995
(1,092 shares exercisable)            2,984           $40.49
Granted                                 520           $70.93
Exercised                              (457)          $27.67
Forfeited                              (121)          $51.73
------------------------------------------------------------
December 31, 1996
(1,200 shares exercisable)            2,926           $47.44
Granted                                 555           $61.42
Exercised                              (395)          $33.54
Forfeited                              (169)          $63.73
------------------------------------------------------------
December 31, 1997
(1,012 shares exercisable)            2,917           $51.05
============================================================

     The following tables summarize information about fixed-priced stock options outstanding at December 31, 1997:

-------------------------------------------------------------------------------
                              Options Outstanding
-------------------------------------------------------------------------------
                                                        Weighted-     Weighted-
                                       Number             Average       Average
                               Outstanding at           Remaining      Exercise
Range of                    December 31, 1997    Contractual Life         Price
Exercise Prices                (in thousands)          (in years)     per Share
-------------------------------------------------------------------------------
$24.50-$31.13                             516                6.9         $30.42
$45.00-$46.38                           1,169               10.5         $46.20
$59.63-$69.00                             812               10.4         $60.72
$71.13-$86.38                             420                8.2         $71.20
-------------------------------------------------------------------------------
Total                                   2,917                9.5         $51.05
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
                              Options Exercisable
-------------------------------------------------------------------------------
                                                  Number              Weighted-
                                          Exercisable at                Average
Range of                               December 31, 1997         Exercise Price
Exercise Prices                           (in thousands)              per Share
-------------------------------------------------------------------------------
$24.50-$31.13                                        516                 $30.42
$45.00-$46.38                                        496                 $46.12
-------------------------------------------------------------------------------
Total                                              1,012                 $38.12
-------------------------------------------------------------------------------

     On January 2, 1998 an additional 1,016,100 shares became exercisable at prices of $46.25, $59.625 and $79.00 with expiration dates of March 31, 2009 and April 21, 2010.

     Under a plan adopted in 1995, discretionary awards of restricted stock may be made to selected employees. The awards vest over a period designated by the Committee, with payment conditional based on continued employment. Compensation cost is recognized over the vesting period based on the market value of the stock on the date of the award and is adjusted to reflect the market value of FMC stock at each reporting date. Compensation cost recognized in 1997 and 1996 was $1.6 million in each year.

     Under the FMC Deferred Stock Plan for Non-Employee Directors, a portion of the annual retainer for these directors was deferred and paid in the form of shares of the company's common stock upon retirement or other termination of their directorships. Effective January 1, 1997, the Board of Directors approved a comprehensive compensation plan that terminated the retirement plan for directors and increased the proportion of director compensation paid in common stock of the company. Each current director elected to convert the benefits provided for and earned under the old plan into stock units payable in shares of common stock of the company upon retirement from the Board based on the fair market value of the common stock on December 31, 1996. At December 31, 1997, stock units representing an aggregate of 39,847 shares of stock were credited to the nonemployee directors' accounts.

NOTE [12] STOCKHOLDERS' EQUITY

     The following is a summary of FMC's capital stock activity over the past three years:

--------------------------------------------------------
                                      Common    Treasury
(In thousands)                         stock       stock
--------------------------------------------------------
December 31, 1994                     36,814         298
Stock options exercised                  210           2
--------------------------------------------------------
December 31, 1995                     37,024         300
Stock options exercised                  457          (2)
Stock repurchases                         --           2
--------------------------------------------------------
December 31, 1996                     37,481         300
Stock options exercised                  395          --
Stock repurchases                         --       2,667
Shares reissued                           --         (15)
--------------------------------------------------------
December 31, 1997                     37,876       2,952
========================================================

     At December 31, 1997 and 1996, treasury stock consisted of 3.0 million and
0.3 million shares of common stock, respectively. During 1997, 2.7 million shares were acquired under the company's stock repurchase plans at an aggregate cost of $209.0 million. Also in 1997, 15,000 shares of treasury stock were reissued under the restricted stock award plan and the deferred compensation plan for nonemployee directors.

     At December 31, 1997, 5,160,205 shares of unissued FMC common stock were reserved for stock options and awards. Common stock equivalents at December 31, 1997 totaled 968,253 potential shares.

     Covenants of the revolving credit facility agreement (Note 9) contain minimum net worth and other requirements.

     No dividends are expected to be paid on the company's common stock in 1998.

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

NOTE [13] RETIREMENT PLANS

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

     The company's funding policy is to make contributions based on the projected unit credit actuarial cost method and to limit contributions to amounts that are currently deductible for income tax purposes.

     As a result of divestitures described in Note 3, the 1996 and 1995 pension income and the December 31, 1996 plan funded status amounts have been restated to exclude plans no longer sponsored by FMC. The 1997 and 1996 net pension income includes salaried and hourly retirement plans of Frigoscandia Equipment, which was acquired in June 1996.

     The following table summarizes the assumptions used and the components of domestic net pension income:

-------------------------------------------------------------------
                                             Year ended December 31
-------------------------------------------------------------------
Assumptions:                              1997     1996       1995
-------------------------------------------------------------------
Weighted average discount rate             8.0%     8.0%       8.0%
Rate of increase in future
  compensation levels                      5.0%     5.0%       5.0%
Weighted average expected
  long-term asset return                   9.2%     9.2%       9.2%
------------------------------------------------------------------
Components (in millions):
------------------------------------------------------------------
Service cost of benefits earned        $  21.2   $ 17.9    $  16.3
Interest cost on projected
  benefit obligation                      55.8     47.2       42.2
Actual return on plan assets--
  investment gains                      (182.9)   (73.7)    (133.6)
Net amortization and deferral:
  Net transition asset
   amortization                          (22.8)   (22.0)     (22.0)
  Prior service cost
   amortization                            3.1      2.5        2.2
  Net (gain) loss amortization            (2.8)     0.2       (0.4)
  Net asset gain deferred                123.1     27.3       91.8
------------------------------------------------------------------
Net pension (income)                   $  (5.3)  $ (0.6)   $  (3.5)
==================================================================

     The funded status of the plans and accrued pension liability recognized in the company's consolidated financial statements as of December 31 are as follows:

----------------------------------------------------------------
(In millions)                                  1997      1996
----------------------------------------------------------------
Actuarial present value of benefits for
  service rendered to date:
  Accumulated benefit obligation based
    on salaries to date, including vested
    benefits of $613.8 in 1997 and
    $511.3 in 1996                           $(654.5)  $ (544.0)
  Additional benefits based on
    estimated future salary levels            (116.5)     (94.5)
----------------------------------------------------------------
Projected benefit obligation                  (771.0)    (638.5)
Plan assets at fair value/1/                   860.6      643.3
----------------------------------------------------------------
Projected benefit obligation
  less than plan assets                         89.6        4.8
Unrecognized net gain                         (127.7)     (24.2)
Unrecognized prior service cost                 25.1       10.5
Unrecognized net transition asset              (84.1)     (95.0)
----------------------------------------------------------------
Accrued pension liability                    $ (97.1)  $ (103.9)
================================================================

/1/ Primarily equities, bonds and participating annuities.

     In 1997, the company adopted SFAS No. 87, "Employers" Accounting for Pensions," for its pension plan for employees in the United Kingdom. The adoption increased 1997 pension income by $2.0 million. The financial impact of compliance with SFAS No. 87 for other non-U.S. pension plans is not materially different from the locally reported pension expense. The cost of providing those pension benefits for foreign employees was $6.9 million in 1997, $9.5 million in 1996 and $8.6 million in 1995.

     EMPLOYEES' THRIFT AND STOCK PURCHASE PLAN. The FMC Employees' Thrift and Stock Purchase Plan is a qualified salary-reduction plan under Section 401(k) of the Internal Revenue Code in which all salaried and non-union hourly employees of the company may participate by contributing a portion of their compensation. The company matches contributions up to specified percentages of each employee's compensation depending on profits and fund elections. Charges against income for FMC's matching contributions, net of forfeitures, were $16.2 million in 1997, $14.8 million in 1996 and $13.4 million in 1995.

NOTE [14] POSTRETIREMENT HEALTH CARE AND LIFE INSURANCE BENEFITS

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

     As a result of divestitures described in Note 3, the 1996 and 1995 net periodic postretirement benefit cost (income) and the December 31, 1996 accrued postretirement benefit obligation have been restated to exclude plans no longer sponsored by FMC.

     During 1997 and 1996, the company's medical contributions for certain hourly employees were capped. The changes, effective January 1, 1997 and 1996, reduced the company's benefit obligation by $4.7 million and $9.0 million in 1997 and 1996, respectively, amortizable over the remaining years of service to full eligibility. As a result, postretirement benefit cost in 1997 and 1996 was reduced by $1.0 million and $2.0 million, respectively.

     For measurement purposes, the assumed rate of future increases in per capita cost of health care benefits was 7 and 10 percent in 1997 and 1996, respectively, decreasing gradually to 5 percent by the year 2001 and remaining at that level thereafter. The health care cost trend rate assumption has a significant effect on amounts recorded. Increasing the health care cost trend rates by one percentage point would increase the accumulated postretirement benefit obligation by $1.1 million and would increase annual service and interest costs by $0.1 million.

     The following table summarizes the assumptions used and the components of net periodic postretirement benefit cost (income):

----------------------------------------------------------------
                                     Year ended December 31
----------------------------------------------------------------
Assumptions:                        1997    1996     1995
----------------------------------------------------------------
Weighted average discount rate       8.0%    8.0%     8.0%
----------------------------------------------------------------
Components (in millions):
----------------------------------------------------------------
Service cost of benefits earned    $ 2.4   $ 2.4   $  2.8
Interest cost on accumulated
   postretirement benefit
   obligation                        8.3     9.2      9.6
Net amortization and deferral:
   Plan amendment amortization      (8.3)   (7.8)   (12.7)
   Net loss amortization             0.1     0.2       --
----------------------------------------------------------------
Net periodic postretirement
   benefit cost (income)           $ 2.5   $ 4.0   $ (0.3)
================================================================

     The accrued postretirement benefits recognized in the company's consolidated financial statements as of December 31 are as follows:

----------------------------------------------------------------
(In millions)                                1997      1996
----------------------------------------------------------------
Accumulated postretirement
  benefit obligation (APBO):
  Retirees                               $ (64.9)  $ (75.1)
  Fully eligible active participants       (11.5)    (12.5)
  Other active participants                (33.3)    (34.4)
----------------------------------------------------------------
APBO                                      (109.7)   (122.0)
Unamortized plan amendments                (47.4)    (51.3)
Unrecognized net gain                       (9.3)     (1.6)
----------------------------------------------------------------
Accrued postretirement benefits          $(166.4)  $(174.9)
================================================================

NOTE [15] ENVIRONMENTAL

FMC is subject to various federal, state and local environmental laws and regulations that govern emissions of air pollutants, discharges of water pollutants, and the manufacture, storage, handling and disposal of hazardous substances, hazardous wastes and other toxic materials. The most significant environmental liabilities of the company consist of obligations relating to the remediation and/or study of sites at which the company is alleged to have disposed of hazardous substances. In particular, the company is subject to liabilities arising under CERCLA and similar state laws that impose responsibility on persons who arranged for the disposal of hazardous substances and on current and previous owners and operators of a facility for the cleanup of hazardous substances released from the facility into the environment. In addition, the company is subject to liabilities under the corrective action provisions of the Resource Conservation and Recovery Act ("RCRA") and analogous state laws that require owners and operators of facilities that treat, store or dispose of hazardous waste to clean up releases of hazardous waste constituents into the environment associated with past or present practices. The company has been named a PRP at 30 sites on the government's National Priority List. In addition, the company also has received notice from the EPA or other regulatory agencies that the company may be a PRP, or PRP equivalent, at other sites, including 48 sites at which the company has determined that it is reasonably possible that it has an environmental liability. The company, in cooperation with appropriate government agencies, is currently participating in, or has participated in, RI/FS or their equivalent at most of the identified sites, with the status of each investigation varying from site to site. At certain sites, RI/FS have just begun, providing limited information, if any, relating to cost estimates, timing, or the involvement of other PRPs; whereas, at other sites, the studies are complete, remedial action plans have been chosen, or Records of Decision have been issued.

     In the fourth quarter of 1997, FMC provided $45.0 million for environmental costs at discontinued operations. The company has provided reserves for potential environmental obligations which management considers probable and for which a reasonable estimate of the obligation could be made. Accordingly, total reserves of $263.8 million and $264.4 million, respectively, before recoveries, were recorded at December 31, 1997 and 1996, of which $132.7 million and $116.8 million, respectively, are included in the reserve for discontinued operations at December 31, 1997 and 1996. The company's total environmental reserves include $247.4 million and $242.4 million for remediation activities and $16.4 million and $22.0 million for RI/FS costs at December 31, 1997 and 1996, respectively. In addition, the company has estimated that reasonably possible environmental loss contingencies may exceed amounts accrued by as much as $150 million at December 31, 1997.

     An environmental inspection was conducted in July 1993 at FMC's Phosphorus Chemicals Division ("PCD") plant in Pocatello, Idaho. In August 1994, the EPA (Region 10) formally notified FMC of a number of alleged violations of the RCRA and related environmental regulations governing the management of hazardous waste generated by the plant, including the operations of hazardous waste storage and treatment units without interim status, the failure to submit timely closure plans, the failure to comply with related reporting requirements and the existence of several other improper treatment and disposal practices. Although there are no legal proceedings pending at this time, FMC has been advised that the matter has been referred to the United States Department of Justice for an evaluation of whether to file a civil enforcement action. If such a civil action is filed, the government is likely to demand both injunctive relief and civil penalties. FMC has had extensive discussions with the Department of Justice and the EPA concerning substantial proposed environmental projects involving pond closure and remediation, changes to waste handling practices and additional air control in an effort to settle this matter in advance of litigation. As described in Note 4, an expected increase in capital costs for environmental compliance contributed to an impairment in the value of PCD's assets during the fourth quarter of 1997.

     In a separate matter, the EPA issued a draft Risk Assessment on August 17, 1995 for the Eastern Michaud Flats Superfund site, which includes FMC's Pocatello phosphorus facility, identifying potential risks from contamination potentially associated with FMC. Release of the Risk Assessment allowed FMC to complete a draft of the Remedial Investigation documenting the nature and extent of contamination from the site. The company submitted its draft Remedial Investigation to the EPA on September 28, 1995. On April 21, 1997, the EPA issued for public comment its proposed remediation plan for the site. The EPA's preferred remediation alternative is a combination of capping, surface runoff controls and institutional controls for soils, and extraction and recycling for hydraulic control of groundwater. While the company is still reviewing the EPA's proposed plans, FMC believes its reserve at December 31, 1997 of $66.1 million for future environmental costs at the Eastern Michaud Flats site adequately provides for the estimated costs of the proposed Superfund remediation plan for the site.

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

     To ensure FMC is held responsible only for its equitable share of site remediation costs, FMC has initiated, and will continue to initiate, legal proceedings for contributions from other PRPs, and for a determination of coverage against its comprehensive general liability insurance carriers. The Supreme Court of California has determined that FMC's clean-up costs are insured damages under its liability insurance policies, subject to a determination of the application of certain policy exclusions and conditions. Recoveries of $104.9 million ($36.9 million as other assets and $68.0 million as an offset to the reserve for discontinued operations) and $107.2 million ($37.0 million as other assets and $70.2 million as an offset to the reserve for discontinued operations), have been recorded as probable realization on claims against insurance companies and other third parties at December 31, 1997 and 1996, respectively. The majority of recorded assets related to recoveries from PRPs are associated with existing contractual arrangements with U.S. government agencies and amounts due from insurance carriers.

     Regarding current operating sites, the company spent $29.9 million, $21.8 million and $16.6 million for the years 1997, 1996 and 1995, respectively, on capital projects relating to environmental control facilities, and expects to spend additional capital of approximately $53 million and $40 million in 1998 and 1999, respectively. Additionally, in 1997, 1996, and 1995, FMC spent $60.1 million, $54.9 million and $48.2 million, respectively, for environmental compliance costs.

     Regarding current operating, previously operated (including discontinued operations) and other sites for the years 1997, 1996 and 1995, FMC charged $29.0 million, $22.0 million and $13.8 million, respectively, against established reserves for remediation spending, and $18.7 million, $12.0 million and $11.8 million, respectively, against reserves for spending on RI/FS. Recoveries from third parties of $3.3 million, $13.1 million and $4.5 million, respectively, were received in 1997, 1996 and 1995. FMC anticipates that the expenditures for current operating, previously operated and other sites will continue to be significant for the foreseeable future.

NOTE [16] COMMITMENTS AND CONTINGENT LIABILITIES

FMC leases office space, plants and facilities, and various types of manufacturing, data processing and transportation equipment. Capital leases are not significant. Total rent expense under operating leases amounted to $49.9 million, $45.6 million and $50.2 million in 1997, 1996 and 1995, respectively. Minimum future rentals under noncancellable leases aggregated approximately $348 million as of December 31, 1997 and are estimated to be payable as follows: $43 million in 1998, $38 million in 1999, $35 million in 2000, $25 million in 2001, $23 million in 2002 and $184 million thereafter. The real estate leases generally provide for payment of property taxes, insurance and repairs by FMC.

     The company also has certain other contingent liabilities resulting from litigation, claims, performance guarantees, and other commitments incident to the ordinary course of business. Management believes that the probable resolution of such contingencies will not materially affect the financial position, results of operations or cash flows of FMC.

INDEPENDENT AUDITORS' REPORT

KPMG Peat Marwick LLP

The Board of Directors and Stockholders, FMC Corporation:

We have audited the accompanying consolidated balance sheets of FMC Corporation and consolidated subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, cash flows and changes in stockholders' equity for each of the years in the three-year period ended December 31, 1997. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. With respect to information as of December 31, 1996, and for each of the years in the two-year period ended December 31, 1996, we did not audit the net assets of discontinued operations and results of discontinued operations of United Defense, L.P. Those net assets and results of discontinued operations were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for United Defense, L.P., is based solely on the report of the other auditors.

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

     In our opinion, based upon our audits and the report of the other auditors, the accompanying consolidated financial statements referred to above present fairly, in all material respects, the financial position of FMC Corporation and consolidated subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1997 in conformity with generally accepted accounting principles.

/s/ KPMG Peat Marwick LLP

KPMG Peat Marwick LLP
Chicago, Illinois
January 20, 1998


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

     The Audit Committee of the Board of Directors, composed of directors who are not officers or employees of the company, meets regularly with management, with the company's internal auditors, and with its independent auditors to discuss their evaluation of internal accounting controls and the quality of financial reporting. Both the independent auditors and the internal auditors have free access to the Audit Committee to discuss the results of their audits.

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


/s/ Michael J. Callahan                      /s/ Ronald D. Mambu

Michael J. Callahan                          Ronald D. Mambu
Executive Vice President                     Vice President
and Chief Financial Officer                  and Controller

Chicago, Illinois
January 20, 1998

                            DIRECTORS AND OFFICERS

BOARD OF DIRECTORS

Robert N. Burt/1/
Chairman of the Board and
Chief Executive Officer

LARRY D. BRADY/4/
President

B. A. BRIDGEWATER, JR./1/2/5/
Chairman of the Board,
President and Chief Executive Officer,
Brown Group, Inc.

PATRICIA A. BUFFLER/3/4/
Dean, Professor of Epidemiology,
School of Public Health,
University of California, Berkeley

ALBERT J. COSTELLO/2/3/
Chairman, President and
Chief Executive Officer,
W.R. Grace & Co.

PAUL L. DAVIES, JR./1/2/
President, Lakeside Corporation
a private real estate investment company

JEAN A. FRANOIS-PONCET
Member of the French Senate

EDWARD C. MEYER /1/4/5/
Chairman,
GRC International, Inc.,
former Chief of Staff,
United States Army

EDWARD J. MOONEY/3/
Chairman of the Board and
Chief Executive Officer,
Nalco Chemical Company

WILLIAM F. REILLY/1/2/3/
Chairman and Chief Executive Officer,
PRIMEDIA

JAMES R. THOMPSON/4/5/
Former Governor of Illinois;
Chairman, Chairman of the Executive Committee, and Partner; Law Firm of Winston & Strawn

CLAYTON YEUTTER/4/5/
Of Counsel, Hogan & Hartson,
former U.S. Trade Representative,
and former Secretary,
U.S. Department of Agriculture

/1/Executive Committee
/2/Compensation and Organization Committee
/3/Audit Committee
/4/Public Policy Committee
/5/Nominating and Board Procedures Committee

OFFICERS

ROBERT N. BURT *
Chairman of the Board and
Chief Executive Officer

LARRY D. BRADY *
President

WILLIAM F. BECK *
Executive Vice President

MICHAEL J. CALLAHAN *
Executive Vice President and
Chief Financial Officer

WILLIAM J. KIRBY *
Senior Vice President

J. PAUL MCGRATH *
Senior Vice President,
General Counsel and
Corporate Secretary

ALFREDO BERNAD
Vice President;
President, FMC Europe

PATRICIA D. BROZOWSKI
Vice President
Communications

CHARLES H. CANNON, JR.*
Vice President;
General Manager
Food Machinery Group

ROBERT J. FIELDS
Vice President
Environment, Health, Safety
and Toxicology

W. REGINALD HALL
Vice President;
President Asia-Pacific

ROBERT I. HARRIES *
Vice President;
General Manager
Chemical Products Group

HENRY KAHN *
Vice President and
Treasurer

RONALD D. MAMBU *
Vice President and
Controller

JAMES A. MCCLUNG *
Vice President
Worldwide Marketing

MICHAEL W. MURRAY
Vice President
Human Resources

JOSEPH H. NETHERLAND *
Vice President;
General Manager
Energy and Transportation
Equipment Group

HAROLD S. RUSSELL
Vice President
Government Affairs

WILLIAM H. SCHUMANN *
Vice President;
General Manager
Agricultural Products Group

WILLIAM G. WALTER *
Vice President;
General Manager
Specialty Chemicals Group

CRAIG M. WATSON
Vice President and
Chief Information Officer

PETER E. WEBER
Vice President;
President
FMC Latin America/
Middle East/Africa

WILLIAM J. WHEELER *
Vice President
Chemical Development
and Shared Services

*Executive Officer

TEN-YEAR FINANCIAL SUMMARY

(In millions, except per share amounts)                                                   1997                1996           1995
------------------------------------------------------------------------------------------------------------------------------------
SUMMARY OF EARNINGS
------------------------------------------------------------------------------------------------------------------------------------
Total revenue                                                                        $ 4,312.6             4,030.3        3,518.1
------------------------------------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations before minority interests, net interest expense, gain on sale of FMC Wyoming stock, income taxes, extraordinary items and cumulative effect of change in
 accounting principle/1/                                                             $    58.0               338.4          134.5
------------------------------------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations before special income and expense items/4/, net interest expense, income taxes, extraordinary
 items and cumulative effect of change in accounting principle/5/                    $   314.0               328.8          279.4
------------------------------------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations before income taxes, extraordinary
 items and cumulative effect of change in accounting principle/1//2/                 $   (59.7)              235.8          152.7
Provision (benefit) for income taxes                                                     (35.2)               73.0           (2.0)
                                                                                     -----------------------------------------------
Income (loss) from continuing operations before extraordinary
 items and cumulative effect of change in accounting principle/3/                        (24.5)              162.8          154.7
Discontinued operations, net of income taxes                                             191.4                47.9           60.9
Extraordinary items, net of income taxes                                                     -                   -              -
Cumulative effect of change in accounting principle, net of income taxes                  (4.5)                  -              -
                                                                                     -----------------------------------------------
Net income (loss)/3/                                                                 $   162.4               210.7          215.6
------------------------------------------------------------------------------------------------------------------------------------
Asset impairments and restructuring and other charges/1/                             $   264.9                   -          150.0
------------------------------------------------------------------------------------------------------------------------------------
Gain on sale of FMC Wyoming stock/2/                                                 $       -                   -           99.7
------------------------------------------------------------------------------------------------------------------------------------
Total dividends                                                                      $       -                   -              -
------------------------------------------------------------------------------------------------------------------------------------
SHARE DATA
Average number of shares used in earnings per share computations (thousands):
 Basic                                                                                  36,805              37,024         36,615
 Diluted                                                                                36,805              38,058         37,721
------------------------------------------------------------------------------------------------------------------------------------
Basic earnings (loss) per share:
 Continuing operations/3/                                                            $   (0.67)               4.40           4.23
 Discontinued operations                                                                  5.20                1.29           1.66
 Extraordinary items                                                                         -                   -              -
 Cumulative effect of change in accounting principle                                     (0.12)                  -              -
                                                                                     -----------------------------------------------
 Net income (loss)/3/                                                                $    4.41                5.69           5.89
------------------------------------------------------------------------------------------------------------------------------------
Diluted earnings (loss) per share:
 Continuing operations/3/                                                            $   (0.67)               4.28           4.10
 Discontinued operations                                                                  5.20                1.26           1.62
 Extraordinary items                                                                         -                   -              -
 Cumulative effect of change in accounting principle                                     (0.12)                  -              -
                                                                                     -----------------------------------------------
 Net income (loss)/3/                                                                $    4.41                5.54           5.72
------------------------------------------------------------------------------------------------------------------------------------
After-tax income per share from continuing operations before special income and expense items/4//5/
  Basic                                                                              $    4.25                4.40           4.13
  Diluted                                                                            $    4.13                4.28           4.01
------------------------------------------------------------------------------------------------------------------------------------
FINANCIAL POSITION AT YEAR-END
Total assets                                                                         $ 4,113.1             4,467.4        3,751.8
Long-term debt (less current portion)                                                $ 1,140.2             1,268.4          974.4
Stockholders' equity (deficit)                                                       $   760.6               855.8          653.5
OTHER DATA
Capital expenditures                                                                 $   316.7               512.1          500.0
Provision for depreciation                                                           $   218.3               205.7          182.6
------------------------------------------------------------------------------------------------------------------------------------

/1/ Includes pretax asset impairments of $224.0 million in 1997, $26.4 million in 1995 and $8.1 million in 1993, pretax restructuring and other charges of $40.9 million in 1997, $108.1 million in 1995 and $114.4 million in 1993, and a write-off of acquired in-process research and development of $15.5 million in 1995.

/2/ Includes a nontaxable gain on the sale of FMC Wyoming stock of $99.7 million in 1995.

/3/ Includes asset impairments and restructuring and other charges of $(180.9) million after tax in 1997 ($(4.92) per share-basic and diluted); after-tax restructuring and other charges, a write-off of acquired in-process research and development and a gain on the sale of FMC Wyoming stock of $3.5 million, net, after tax in 1995 ($0.10 per share-basic and $0.09 per share-diluted); and restructuring and other charges of $(73.5) million after tax in 1993 ($(2.04) per share-basic and diluted).

      1994        1993        1992        1991        1990        1989     1988
--------------------------------------------------------------------------------
   2,898.3     2,700.2     2,712.2     2,593.4     2,513.5     2,356.1  2,206.5
--------------------------------------------------------------------------------



     212.0       (17.3)      143.0       172.7       166.5       216.0    193.2
--------------------------------------------------------------------------------


     210.4       104.7       142.8       171.2       164.9       214.6    191.8
--------------------------------------------------------------------------------

     150.9       (79.9)       59.9        63.8        36.9        70.6     38.7
      41.6       (62.8)        9.4         9.4        (4.3)       13.6     11.7
--------------------------------------------------------------------------------

     109.3       (17.1)       50.5        54.4        41.2        57.0     27.0
      64.1        58.1        68.9       118.7       114.1        99.8    102.2
         -        (4.7)      (11.4)       (9.2)          -       (20.4)       -
         -           -      (183.7)          -           -           -        -
--------------------------------------------------------------------------------
     173.4        36.3       (75.7)      163.9       155.3       136.4    129.2
--------------------------------------------------------------------------------
         -       122.5           -           -           -           -        -
--------------------------------------------------------------------------------
         -           -           -           -           -           -        -
--------------------------------------------------------------------------------
         -           -           -           -           -           -        -
--------------------------------------------------------------------------------


    36,369      35,976      35,595      35,024      34,739      34,407   34,142
    37,195      35,976      36,796      36,267      36,075      36,006   35,860
--------------------------------------------------------------------------------

      3.01       (0.48)       1.42        1.55        1.19        1.66     0.79
      1.76        1.62        1.94        3.39        3.28        2.90     2.99
         -       (0.13)      (0.32)      (0.26)          -       (0.59)       -
         -           -       (5.16)          -           -           -        -
--------------------------------------------------------------------------------
      4.77        1.01       (2.12)       4.68        4.47        3.97     3.78
--------------------------------------------------------------------------------

      2.94       (0.48)       1.37        1.50        1.14        1.58     0.75
      1.72        1.62        1.87        3.27        3.16        2.77     2.85
         -       (0.13)      (0.31)      (0.25)          -       (0.56)       -
         -           -       (4.99)          -           -           -        -
--------------------------------------------------------------------------------
      4.66        1.01       (2.06)       4.52        4.30        3.79     3.60
--------------------------------------------------------------------------------


      3.01        1.56        1.42        1.55        1.19        1.66     0.79
      2.94        1.53        1.37        1.50        1.14        1.58     0.75
--------------------------------------------------------------------------------

   2,857.1     2,532.1     2,565.3     2,393.6     2,484.8     2,421.3  2,392.8
     901.2       749.8       843.4       928.6     1,158.6     1,325.6  1,468.0
     416.6       216.9       219.0       309.8       149.6       (70.6)  (223.6)

     279.7       206.7       274.9       171.4       266.1       221.1    134.0
     173.8       172.8       179.9       166.7       159.8       147.1    147.4
--------------------------------------------------------------------------------

/4/ Excludes asset impairments and restructuring and other charges of $(264.9) million, or $(180.9) million after tax in 1997 ($(4.92) per share-basic and $(4.77) per share-pro forma diluted); restructuring and other charges, a write-off of acquired in-process research and development and a gain on the sale of FMC Wyoming stock of $50.3 million, or $3.5 million, net, after tax in 1995 ($0.10 per share-basic and $0.09 per share-diluted); and restructuring and other charges of $(122.5) million, or $(73.5) million after tax in 1993 ($(2.04) per share-basic and $(1.99) per share-pro forma diluted).

/5/ Supplemental financial information. Should not be considered in isolation nor as an alternative for income from continuing operations or net income determined in accordance with generally accepted accounting principles, nor as the sole measure of the company's profitability.

MAJOR OPERATING UNITS                                  SUBSIDIARIES AND AFFILIATES IN OTHER NATIONS


Performance Chemicals                                  Angola
                                                       FMC Subsea Services, Inc.
Agricultural Products                                  Argentina
                                                       FMC Argentina, S.A.
Specialty Chemicals                                    Minera Del Altiplano, S.A.
Food Ingredients                                       Australia
Lithium                                                FMC (Australia), Ltd.
Pharmaceutical                                         Frigoscandia Equipment Pty. Ltd.
Process Additives                                      Austria
BioProducts                                            FMC Chemikalien
                                                            Handelsgesellschaft m.b.H.
                                                       Bangladesh
Industrial Chemicals                                   FMC International A.G.
                                                       Barbados
Chemical Products                                      FMC International Sales Corporation
Active Oxidants                                        Moorco Foreign Sales Corporation
Alkali Chemicals                                       Belgium
FMC Foret, S.A.                                        FMC Europe N.V.
Peroxygen Chemicals                                    Brazil
Phosphorus Chemicals                                   CBV Industria Mecanica, S.A.
                                                       Crosby Valve & Gage Participacoes Ltda.
                                                       FMC do Brasil, Ltda.
Machinery and Equipment                                Jetway Systems Equipamentos
                                                            Aeroportuarios Ltda.
Energy and Transportation                              Canada
  Equipment                                            FMC of Canada, Ltd.
Crosby Valve                                           FMC Offshore Canada Inc.
Energy Transportation                                  Chile
  and Measurement                                      FMC Corporation, Inc. Chile Limitada
Petroleum Equipment                                    Neogel, S.A.
  and Systems                                          China
Smith Meter                                            FMC Asia Pacific Inc.
SOFEC                                                  FMC Hong Kong Limited
Airport Products and Systems                           Suzhou Fu Mei-Shi Crop Care
Material Handling Systems                                   Company, Ltd.
                                                       Huzou FMC Chemical Company, Ltd.
FMC FoodTech                                           Colombia
Agricultural Machinery                                 FMC Latino America, S.A.
Citrus Systems                                         Czech Republic
Food Processing Systems                                F&N Agro Ceska Republica, S.r.o.
Food Systems and Handling                              Denmark
Frigoscandia Freezer                                   FMC A/S
                                                       Frigoscandia Equipment A/S
                                                       Egypt
                                                       FMC International, A.G.
                                                       Equatorial Guinea
                                                       FMC Subsea Services, Inc.
                                                       France
                                                       FMC Europe, S.A.
                                                       FMC Food Machinery
                                                       FMC France S.A.
                                                       FMC Overseas, S.A.
                                                       Frigoscandia Equipment S.A.
                                                       Gabon
                                                       FMC Gabon, S.A.R.L.
EXECUTIVE OFFICES                                      Germany
                                                       FMC G.m.b.H.
FMC Corporation                                        Frigoscandia Equipment G.m.b.H.
200 E. Randolph Drive                                  Jetway G.m.b.H.
Chicago, Illinois 60601                                F.A. Sening G.m.b.H.
Internet:  www.fmc.com                                 Smith Meter G.m.b.H.
                                                       Greece
                                                       FMC Hellas, EPE
                                                       FMC International, A.G.
                                                       Guatemala
                                                       FMC Guatemala, S.A.
                                                       Hong Kong
                                                       FMC Asia Pacific, Inc.
                                                       FMC Hong Kong Ltd.
                                                       Friendship Minerals and Chemicals, Ltd.
                                                       India
                                                       FMC Sanmar Limited
                                                       FMC Asia Pacific, Inc.
                                                       Frigoscandia Equipment AB
                                                       Indonesia
                                                       FMC Hong Kong Limited
                                                       P.T. Bina Guna Kimia Indonesia
                                                       P.T. FMC Santana Petroleum
                                                            Equipment Indonesia
                                                       Ireland
                                                       FMC International, A.G.
                                                       Italy
                                                       FMC Italy, S.p.A.
                                                       Japan
                                                       Asia Lithium Corporation
                                                       FMC Asia Pacific, Inc.
                                                       FMC K.K.
                                                       Honjo-FMC Energy Systems, Inc.
                                                       L.H. Company, Ltd.
                                                       Jordan
                                                       FMC International, A.G.
                                                       Kenya
                                                       FMC International, A.G.
                                                       Korea
                                                       FMC Korea Limited
                                                       Malaysia
                                                       FMC Wellhead Equipment, Bhd.
                                                       FMC Petroleum Equipment (Malaysia)
                                                            Sdn. Bhd.
                                                       Jetway Systems Asia, Inc.
                                                       Mexico
                                                       Electro Quimica Mexicana, S.A. de C.V.
                                                       E.M.D., S.A. de C.V.
                                                       Fabricacion, Maquinaria y Ceras,
                                                        ES.A. de C.V.
                                                       FMC Agroquimica de Mexico
                                                        ES. de R.L. de C.V.
                                                       FMC Equipo Petrolero, S.A. de C.V.
                                                       FMC Ingredientes Alimenticios
                                                       Netherlands
                                                       FMC Fluid Control (Nederland) B.V.
                                                       FMC Industrial Chemicals
                                                            (Netherlands), B.V.
                                                       Norway
                                                       Kongsberg Offshore, A/S
                                                       Oman
                                                       FMC ETEG & Partners LLC
                                                       Pakistan
                                                       FMC International, S.A.
                                                       FMC United (Private) Ltd.
                                                       Panama
                                                       FMC Latino America S.A.
                                                       Philippines
                                                       FMC International, S.A.
                                                       Marine Colloids (Philippines) Inc.
                                                       Poland
                                                       FMC Corporation Poland
                                                       Puerto Rico
                                                       FMC-KOS International
                                                       FMC International, A.G.
                                                       Russia
                                                       A/O FMC Overseas
                                                       A/O FMC Siberia Petroleum Equipment
                                                       Singapore
                                                       Crosby Valve Pte. Ltd.
                                                       FMC Singapore Pte. Ltd.
                                                       FMC Southeast Asia Pte., Ltd.
                                                       Frigoscandia Equipment Pte. Ltd
                                                       Slovakia
                                                       F&N Agro Slovensko, S.R.O.
                                                       South Africa
                                                       FMC (South Africa)(Proprietary) Ltd.
                                                       Spain
                                                       FMC Airline Equipment Europe, S.A.
                                                       FMC Foret, S.A.
                                                       Forel, S.L.
                                                       Foreneto, S.L.
                                                       Forsean, S.A.
                                                       Frigoscandia Equipment Iberica, S.A.
                                                       Peroxidos Organicos, S.A.
                                                       Sibelco Espanola, S.A.
                                                       Valentin Herraiz, S.A.
                                                       Sweden
                                                       Frigoscandia Equipment Holding AB
                                                       Frigoscandia Equipment AB
                                                       Frigoscandia Equipment International AB
                                                       Frigoscandia Equipment Norden AB
                                                       Frigoscandia Freezer AB
                                                       Potato Processing Machinery AB
                                                       Switzerland
                                                       FMC International, A.G.
                                                       Kongsberg Offshore G.m.b.H.
                                                       Thailand
                                                       FMC Thailand Ltd.
                                                       Thai Peroxide Company, Ltd.
                                                       Ukraine
                                                       FMC Kiev
                                                       FMC International, A.G.
                                                       United Arab Emirates
                                                       FMC International, S.A. (Dubai)
                                                       United Kingdom
                                                       FMC Corporation (UK), Ltd.
                                                       Frigoscandia Equipment Ltd.
                                                       Lewis Freezing Systems Ltd.
                                                       Potato Processing Machinery Ltd.
                                                       SOFEC, Ltd.
                                                       Uruguay
                                                       Lanfor Investment, S.A.
                                                       Venezuela
                                                       Tripoliven, C.A.
                                                       FMC Wellhead de Venezuela, S.A.
                                                       Virgin Islands
                                                       FMC International Sales Corporation

Stockholder Data

Annual Meeting of Stockholders
------------------------------
FMC's annual meeting of stockholders will be held at 2 p.m. on Friday, April 24, 1998, at 200 E. Randolph Drive, Chicago.

Notice of the meeting, together with proxy material, will be mailed approximately 40 days prior to the meeting to stockholders of record as of March 6, 1998.

Transfer Agent and Registrar of Stock
-------------------------------------
Harris Trust and Savings Bank
P.O. Box 755, Chicago, Illinois 60690
Questions concerning FMC common stock
should be sent to the above address.

Stock Exchange Listing
----------------------
New York Stock Exchange
Pacific Stock Exchange
Chicago Stock Exchange

Stock Exchange Symbol
----------------------
FMC

Form 10-K
---------
A copy of the company's annual report to the Securities and Exchange Commission on
Form 10-K for 1997 is available upon written request to:

FMC Corporation
Communications Department
200 E. Randolph Drive
Chicago, Illinois 60601

However, most information required under
Parts II and III of Form 10-K has been
incorporated by reference to the annual
report to stockholders or the proxy
statement.

FMC was incorporated in Delaware in 1928.

FMC

FMC Corporation
200 East Randolph Drive
Chicago, Illinois  60601