Form 10-K, Exhibit 13
period 1998-12-31
FMC CORP
filed 1999-03-25
CIK 37785

                                                                      EXHIBIT 13


                         Attract, develop and retain
                           more than our fair share
                             of the best people.

                         Achieve a 15 percent return
                            on investment by 2001.

                           Grow earnings per share
                             10 percent per year.

                           Meet or exceed earnings
                                expectations.

                               Actively manage
                                the portfolio.

                          Aggressively pursue growth
                          in high-return businesses.

                                                  1998      annual report

                                                                FMC

FMC Profile

As one of the world's leading producers
of chemicals and machinery for industry and agriculture, FMC participates on a worldwide basis in five broad markets: Energy Systems, Food and Transportation Systems,
Agricultural Products, Specialty Chemicals, and Industrial Chemicals. FMC operates
107 manufacturing facilities and
mines in 25 countries.

------------------------------------------------------------------------------------------------------------------------------------
Financial Summary
------------------------------------------------------------------------------------------------------------------------------------
(In millions, except per share, common stock, return on investment, employee and stockholder data)     1998               1997
------------------------------------------------------------------------------------------------------------------------------------
Sales
In the United States                                                                                 $       1,909.1  $    1,823.7
Outside the United States, including exports                                                                 2,469.3       2,435.3
---------------------------------------------------------------------------------------------        ---------------  --------------
 Total sales                                                                                         $       4,378.4  $    4,259.0
---------------------------------------------------------------------------------------------        ---------------  --------------
Income (loss) (after tax)
Income (loss) from continuing operations before
 cumulative effect of changes in accounting principles                                               $         185.3  $      (24.5)
---------------------------------------------------------------------------------------------        ---------------  -------------
Income from continuing operations before asset
 impairments, restructuring and other charges and
 cumulative effect of changes in accounting principles(1)                                            $         185.3  $      156.4
---------------------------------------------------------------------------------------------        ---------------  -------------
Earnings (loss) per share from continuing operations before
 cumulative effect of changes in accounting principles:
   Basic                                                                                             $          5.45  $      (0.67)
   Diluted                                                                                           $          5.30  $      (0.67)
---------------------------------------------------------------------------------------------        ---------------  --------------
Earnings per share from continuing operations before
 asset impairments, restructuring and other charges
 and cumulative effect of changes in accounting principles:(1)
   Basic                                                                                             $          5.45  $       4.25
   Diluted                                                                                           $          5.30  $       4.13
---------------------------------------------------------------------------------------------        ---------------  --------------
Financial and other data
Common stock price range                                                                             $82 3/16-48 1/4  $90 5/8-59 5/8
---------------------------------------------------------------------------------------------        ---------------  --------------
Return on investment based on income from continuing operations (adjusted)(1)(2)                                12.1%          9.6%
---------------------------------------------------------------------------------------------        ---------------  --------------
Capital expenditures excluding acquisitions                                                          $         265.9  $      316.7
---------------------------------------------------------------------------------------------        ---------------  --------------
Research and development expense                                                                     $         157.7  $      174.0
---------------------------------------------------------------------------------------------        ---------------  --------------
At December 31  Working capital                                                                      $         269.8  $      251.1
                Operating working capital(3)                                                         $         304.2  $      410.4
                Number of employees                                                                           16,216        16,805
                Number of stockholders of record                                                              10,036        10,523
------------------------------------------------------------------------------------------------------------------------------------

(1) Supplemental financial information. Income from continuing operations before asset impairments, restructuring and other charges and cumulative effect of changes in accounting principles; and earnings per share or return on investment from continuing operations before asset impairments, restructuring and other charges and cumulative effect of changes in accounting principles should not be considered in isolation nor as an alternative for income from continuing operations, net income, earnings per share or return on investment determined in accordance with generally accepted accounting principles, nor as the sole measure of the company's profitability.

(2) Return on investment is calculated as income from continuing operations before asset impairments, restructuring and other charges and cumulative effect of changes in accounting principles plus after-tax interest expense on debt as a percentage of total average debt (includes short-term and total long-term debt) and equity, as follows, in millions: ($185.3 + $75.0)/$2,156.2 in 1998 and ($156.4 + $73.7)/$2,395.7 in 1997.

(3) Operating working capital includes trade receivables (net), inventories, other current assets, accounts payable, accrued payroll, other current liabilities, and the current portion of accrued pension and other postretirement benefits.

--------------------------------------------------------------------------------
                                                               FMC Corporation 1

[PICTURE OF ROBERT N. BURT APPEARS HERE]


[GRAPH OF HISTORICAL SALES GROWTH APPEARS HERE]


MESSAGE TO SHAREHOLDERS

As the result of a major long-term planning process, FMC has committed to achieving six major corporate goals. They are:

     . attracting, developing and retaining more than our fair share of the best people
     .  achieving a 15 percent return on investment by 2001
     .  growing earnings per share 10 percent annually
     .  meeting or exceeding earnings expectations
     .  actively managing our portfolio of businesses
     .  aggressively pursuing growth investments in high-return businesses

I'm pleased to report that our 1998 results showed progress in all these areas

 . People--Our employees--and their ability to operate in today's complex business environment--are the foundation of our business success. We're sharpening our recruiting efforts and working to retain the best and the brightest. We're focused on nurturing employees' talents and expanding their horizons. We're placing more emphasis on leadership training and coaching and counseling through programs that over the past two years have involved more than 1100 managers worldwide. We have 31 networks comprising people of color and women, as well as 29 diversity councils that are helping us create a supportive work environment that respects different viewpoints, new ideas and people with diverse backgrounds.

 . Increased returns--Return on investment increased to 12.1 percent from 9.6 percent in 1997.

 . Actively manage our portfolio--We divested the Crosby Valve operation (at a small profit) when studies showed it did not have synergies with other FMC operations and did not have the scale to grow the base business into a significant contributor to overall results. On the acquisition side, we purchased the leading wellhead company in Brazil.

 . EPS growth--Earnings per share before special charges in 1998 rose 28 percent
  --admittedly from a disappointing 1997. Since 1993, earnings per share from continuing operations have grown 28 percent.

 . Earnings expectations--We met or exceeded Wall Street analysts' expectations for each quarter in 1998. And we're confident that continuing to achieve such results--not only in 1999 but over a multi-year time frame--will help boost FMC's stock price from its current depressed levels.

 . Growth investments--Most of our current businesses reflect long-term commitments to internal development that have helped us develop excellent businesses. As you'll read later in this report, our success stories include agricultural products, petroleum equipment, soda ash, pharmaceutical, and airline ground support equipment. We will continue to invest in our businesses to improve competitive positions and to pursue potential new businesses.

2  FMC Annual Report

     Sales from continuing operations in 1998 were $4.4 billion, up from $4.3 billion in 1997. After-tax income from continuing operations was $185.3 million, or $5.30 per share on a diluted basis, compared with $156.4 million, or $4.13 per share, before impairment and restructuring charges in 1997.

     Our two machinery groups had uniformly outstanding performances, as did our agricultural specialty and food ingredients businesses. Major accomplishments included the emergence of FMC Energy Systems as the leader in subsea production systems, with a resulting strong backlog, and an agreement between DuPont and our Agricultural Products business on marketing our recently developed sulfentrazone herbicide in the U.S. soybean market. However, our stock price failed to respond and is our biggest disappointment. And it is of little comfort that some of our counterparts in the chemical and petroleum equipment industries were down more than we were.

     Our message to you, our shareholders, is that based on our updated strategy, we understand what we need to do to increase shareholder value by achieving both return on investment and earnings growth. Our challenge in 1999 and beyond is to ensure we have the operating strategies and systems, and the people and products in place to drive performance in businesses we want to be in and achieve the targets we've set.

MANAGEMENT CHANGES

At our 1999 annual meeting, two of our skilled counselors and good friends leave FMC's board of directors. Jean Francois-Poncet has expanded our horizons since 1982 with his worldly view of business and politics. Since 1983, General Edward
C. Meyer has served FMC--as he did his country before that--with distinction and with honor. Thank you both for your wise professional and personal counsel.

     In March, we announced the retirement of Bill Beck, whose strategic insights and leadership served us well for 35 years. Thank you, Bill, for your many contributions and personal support. Succeeding Bill as executive vice president is Joe Netherland, whose enthusiasm, team-building skills and no-nonsense approach to results will complement the talents of our management team.

     Bill Schumann returns to Chicago as vice president, corporate development, with responsibilities also encompassing treasury and investor relations. His prior experience gives him strong credentials for his new role. Succeeding Bill as FMC vice president and general manager of Agricultural Products is Kim Foster, whose management skills and 20 years of FMC experience will help him address the challenges and opportunities within Ag Products. Stephanie Kushner has been named vice president and treasurer, bringing strong international finance and treasury experience to her new position.


[PICTURE OF LARRY D. BRADY APPEARS HERE]

[GRAPH APPEARS HERE]

                                                              FMC Corporation  3

[PIE CHART APPEARS HERE]


OUTLOOK

Our 1999 outlook assumes a general slowdown of the U.S. and European economies. We believe Asia is roughly at the trough of its economic downturn, but unlikely to see improvements before 2000. Brazil presents a new problem as its currency fluctuates. Given that most of our business is dollar-denominated or export-driven, Brazil's problems shouldn't keep us from achieving our 10 percent earnings per share growth goal in 1999. We also will complete our $500 million share buyback program this year.

     We have two new herbicides, each with sales potential between $125 million and $150 million by 2001 to 2002. We see continued potential growth in oil field subsea systems, even with a slowdown in exploration and production spending by oil companies. With its existing backlog, our Brazilian acquisition, CBV, will add significant profits in 1999 and beyond, even with the devaluation of Brazil's currency. We see continued growth in FMC FoodTech's food processing equipment businesses. The acquisitions and capital investments that we've made between 1992 and 1997 are delivering improving returns. And we believe the industrial chemicals market is approaching a rebound --probably not in 1999, but within the next two years. Previous recoveries have yielded a trough to peak improvement of $50 million to $100 million of pre-tax profit.

     In summary, we're confident that we know how to increase shareholder value. We will continue to manage our business portfolio, and we will meet or exceed earnings expectations. We will continue to value the diversity and skills of our employees, be involved with the communities in which we operate and provide our customers with high-quality products and services. Our confidence is based on outstanding employees who will find ways to help us achieve our financial goals while fostering the core values that are at the heart of our company.

/s/ Robert N. Burt

Robert N. Burt
Chairman of the Board and
Chief Executive Officer


/s/ Larry D. Brady

Larry D. Brady
President

February 12, 1999

4 FMC Annual Report

We Know the Way...

Understanding our transformation over the past five years is key to analyzing the future at FMC. We have developed and demonstrated the ability to grow our businesses. The business platforms we've created provide the base for investing in high-return businesses and improving total returns. Our future capital requirements are less, giving us additional leverage to improve our returns and greater resources for attractive acquisitions or share buybacks. The following examples illustrate that we know the way to translate opportunities into business success and give us confidence that we can turn our current performance into profitable and attractive share price growth.

                                                              FMC Corporation  5

                            [PICTURE APPEARS HERE]

Staying Afloat

As part of the Grand Banks alliance, FMC Energy Systems provides subsea and floating production equipment for Petro-Canada's Terra Nova oil field, located offshore Newfoundland in Canada.

6 FMC Annual Report

[PICTURE APPEARS HERE]

             PROVIDING TOMORROW'S TECHNOLOGY FOR TODAY'S OIL FIELD

Our most visible transformation is in the oil field--at our Energy Systems business. Armed with the success of a major product introduction in subsea wellheads in the late `80s and early `90s, our oil field business embarked on an aggressive acquisition campaign, adding products that are essential to the success of our major customers, which are multinational and state-owned oil companies. Four oil field acquisitions--Kongsberg Offshore in Norway, SOFEC's floating production and storage systems, National Oil Well's fluid control business, and Smith Meter--positioned FMC as the key supplier to the deep-water oil fields and added a profitable revenue base equal in size to our original business.

In exploration and production equipment, we hold number one or number two market positions in markets that have annual sales of about $2.3 billion. Our energy transportation and measurement systems are focused on downstream markets-- totaling between $900 million to $1 billion in annual sales--where our major products also hold number one or number two positions.

  Two factors drive the energy business--total exploration, production and infrastructure expenditures, as well as technology. Exploration and production spending is clearly driven by oil prices, and given current oil prices, we're seeing a continuing slowdown. Some analysts believe deep-water markets will be less exposed--which helps FMC since our backlog projects in the Gulf of Mexico, offshore Newfoundland, Brazil and offshore West Africa are primarily deep-water projects. In the area of deep-water development, FMC supplied equipment to Petrobras, helping to set the world subsea depth record for the Roncador project in 6,080 feet of water offshore Brazil, completed on January 25, 1999.

  FMC also has the leading position in subsea production technology. Technology also drives the transportation and measurement area, and we've invested in two technologies of the future--coriolus--an advanced flow meter that delivers precise mass measurement of gases--and ultrasonic metering.

  We also are at the forefront of the oil company trend to establish alliances with preferred suppliers. These alliances and other major contracts have positioned us well in the four major regions of offshore exploration and production activity around the world. Major projects include: in the Gulf of Mexico with Shell, Unocal and Oryx; offshore Brazil, where our acquisition of CBV well-positions us with Petrobras; in the North Sea, where FMC's Kongsberg Offshore has 100 percent of the business from Statoil; and offshore West Africa, where we're working with Mobil and have a new contract with Elf Aquitaine.

  Our focus for the future is to achieve growth through investments in technology that increase sales and increase margins. This may be difficult in the near term as oil prices and exploration and production budgets dropped significantly in late 1998 and early 1999. During this down cycle, we will aggressively manage our balance sheet and cost position. And we will continue to nurture our growth platforms through investments in technology and acquisitions that extend our existing business base and help us continue to maintain adequate returns on capital.

                                                               FMC Corporation 7

[PICTURE APPEARS HERE]

                    TARGETING TECHNOLOGY TO FEED THE WORLD

FMC FoodTech might be our most classic restructuring effort. In 1993, this collection of food equipment businesses lost money. Since then, we've sold five of our nine product lines and acquired two high-technology companies that dramatically improved our critical mass and our customer access, as well as our technological reputation and expertise. The result is a business that has doubled in sales and improved annual profits by nearly $50 million over the five-year period.

Today, FMC FoodTech is one of the top 10 suppliers of food processing systems in the world, with strong technology and market positions. We are bigger in fewer segments with more differentiated technology and with more opportunities for closer relationships with customers.

  Frigoscandia Equipment is the clear leader and most technically advanced competitor in the processed food freezer market, holding 50 percent of the world's installed base of freezers for the frozen food and fast food industries.

  We have strengthened our position in sterilizing systems by dramatically improving our technology base and improving how we work and how we satisfy our customers. Adding LogTech predictive modeling software helps customers significantly increase quality and yield while addressing food safety issues.

  We hold an outstanding position in citrus systems and continue to invest in the business. One area of growth reflects greater investments by Brazilian processors in the Florida citrus industry. We've had an excellent three-decade partnership with our Brazilian customers, and we expect to continue to serve these customers in both Florida and Brazil. FranRica provides another area of growth in bulk aseptic storage of not-from-concentrate juice.

  The North American market for processed poultry continues to grow. With our leading position in fryers, ovens, battering and breading equipment, we also are increasing the availability of more fully integrated systems that leverage our other technologies and products.

  We have solid positions on which to build. Our FMC FoodTech name better describes who we are and where we're going. Our customers think of us more as a global partner. And we have leadership positions that we can build on for future growth.

Moving People and Products

Ten years ago, we had a single product line within Airport Products and Systems- -airline cargo loaders, which lost money for several years. Since then, we've grown revenue to more than $300 million from less than $50 million. Our unit volume today is at least five times larger than our next largest competitor in each of our three major product lines of airline cargo loaders, deicers and Jetway passenger boarding bridges.

  We have built a business that is the clear market leader in its major product lines by making acquisitions, creating alliances with key customers, continuing our ambitious internal development program and emphasizing global expansion. Favorable conditions in the airline industry also have helped us. Given our leading positions, we expect to continue to benefit from this trend or maintain our performance if there is a downturn.


8 FMC Annual Report

                            [PICTURES APPEAR HERE]

In Control

To improve food safety, Iceland Seafood in Norfolk, VA, and other major seafood, meat and poultry processors rely on precise controls technology provided by FMC FoodTech's Stein equipment.

High Flyer

With expansion into the European market, sales of FMC's revamped pushback tractor are taking off. The vehicle is used to push aircraft to and from terminal gates.


                                                               FMC Corporation 9

[PICTURE APPEARS HERE]

               PROVIDING INNOVATIVE PRODUCTS FOR A GROWING WORLD

Our Agricultural Products business has been our highest economic-value-added group over the last five years--cumulatively contributing the greatest after-tax profit over our cost of capital. The strategy of Ag Products since the early `80s has been to grow by focusing exclusively on internal research and development. We demonstrated an ability to turn research dollars into profitable commercial pesticides, making Agricultural Products a solid contributor to FMC and a successful mid-sized player in the global crop protection market.

On balance, we're an insecticide company with a growing, exciting herbicide portfolio. By the year 2000, on the strength of our new herbicides, we will have a broader product mix that will strengthen our market positions in cotton, corn and rice.

  Today's transformation in agriculture--including biotechnology and the withdrawal of older chemistries--presents opportunities for our business. The impact of biotechnology is a key issue today, and we have a two-part strategy. We already are using biotechnology in our research and development process. And we're creating alliances that will link our products to companies that are leveraging their biotechnology initiatives in the marketplace--such as our sulfentrazone agreement with DuPont. Biotechnology is important, but it represents only a small percentage of the crop protection market. Synthetic chemicals are the backbone of our industry, and we'll continue to focus on insecticides where resistance develops faster and where biotechnology may be less effective.

  Our two new herbicides, each with sales potential between $125 million and $150 million by 2001 to 2002, are having great success in the field. Our agreement with DuPont grants exclusive use of sulfentrazone on U.S. soybeans. We retain the rights in all other global markets, including soybeans in Brazil.

  Our second new herbicide, carfentrazone-ethyl, is registered in the United States, in the major European cereal markets and in other countries around the world. The herbicide controls weeds at low rates on cereals, corn and rice. And we've selected DuPont as our distributor in Europe given the synergies we share on crop and geographic segments, as well as in specific chemistries.

  As we face the next five years, FMC Agricultural Products will continue to provide flexible, cost-effective solutions for our global customers. We will develop new chemistries by leveraging our current technologies. We'll pursue alliances to increase the value of our products. We have a strong business that's growing stronger.


10 FMC Annual Report

                            [PICTURE APPEARS HERE]

Taking Aim

FMC protects corn for farmers worldwide with a broad-based portfolio of products, such as the newly U.S. registered AIM herbicide and an arsenal of insecticides.




                                                              FMC Corporation 11

[PICTURE APPEARS HERE]

                     DEVELOPING PRODUCTS AND PARTNERSHIPS


Our pharmaceutical and food ingredients businesses compete based on innovative applications development, superior customer service and low-cost raw materials and processes.

Within pharmaceuticals, our focus is on functional excipients--specifically binders and disintegrants based on microcrystalline cellulose technology. That technology helps deliver active ingredients by binding ingredients together or speeding tablet disintegration. We provide superior customer service, leading applications development and consistent quality with global capabilities, including a worldwide sales and distribution network. Our strategy is to focus on the innovators in drug development--which account for 80 percent or more of all new drug discoveries--and get our products formulated early as part of the drug development cycle.

  We face several challenges in this business. We must maintain our superior market position. To do that, we intend to invest three times more than our nearest competitor in sales, marketing, distribution and research and development. And we will continue to add production capability to meet growing market demand. Our second challenge is to broaden our involvement to include other excipients, other fillers, binders and coatings. And finally, we must fully develop and market our new EnTec drug delivery technology, which was introduced in mid-1998.

  Our pharmaceutical business is attractive, with good growth potential that we will use as a platform to increase our participation and product offerings in the growing pharmaceutical industry.

Transforming Business Through Technology

Our food ingredients business is a leading worldwide supplier of carrageenan and Avicel cellulose gel technologies, providing fat replacement, texture, structure and stability for food systems. This business recently went through a significant turnaround--testimony to our ability to transform businesses through technology.

  Significantly improving process technology has helped us lower costs while increasing the purity of our product and maintaining the way our products work in customer applications. These improvements also will allow us to commercialize several new generations of carrageenan currently in the pipeline. We have re-oriented our product development efforts and sped up commercializing new applications, resulting in a 20 percent increase in new product sales in each of the last two years. We also have developed new seaweed sources throughout Asia and Africa, resulting in significantly lower raw material costs. And we have reduced administrative overhead by 20 percent over the last two years.

  We are earning in excess of our cost of capital, and we're confident we can continue this successful performance.

12 FMC Annual Report

[PICTURE APPEARS HERE]


Binding Relationship

For its Pepcid tablet line in Wilson, NC, Merck relies on FMC's Avicel to bind active ingredients.

                                                              FMC Corporation 13

[PICTURES APPEAR HERE]

Tempered Glass

FMC is the world's largest producer of natural soda ash, a key raw ingredient in the production of glass, including the fiber glass insulation manufactured by Certain Teed in Kansas City, Kansas.


Moroccan Leather

Based in Barcelona, Spain, FMC Foret's diverse geographical markets include North Africa, where customer Agouzzal Tanning Group uses our sodium sulfide to process hides at Tanneries Mohammedia in Morocco.



14 FMC Annual Report

[PICTURE APPEARS HERE]

                          PROVIDING MARKET LEADERSHIP

Soda ash is a key part of our Industrial Chemicals business. Within the industry, we are the technology leader, as evidenced by our proprietary positions in trona mining and soda ash processing. We're the leader in dry trona mining, including the use of longwall technology. Our proprietary solution mining technology gives us a 30 percent cash cost advantage over dry mining. We're the only producer of highly absorptive soda ash, which provides distinct advantages to the detergent industry. Most importantly, we are the low-cost producer.

Demand for soda ash dropped in 1998, particularly in Asia and more recently in Latin America. While we expect a recovery to 1997 levels in the next two years, the U.S. industry is currently capitalizing on its low-cost natural soda ash via ANSAC, a U.S. export organization, to gain share against higher-cost synthetic alternatives. With domestic soda ash demand remaining strong, the U.S. industry operating rates should increase to percentages in the low 90s from the high 80s over the next three years. FMC's utilization should mirror the industry rates as we expect to at least maintain our leading market share position. In this environment, we will continue our focus on cost improvement and capital efficiency.

Solving the Needs of Our Global Customers

At Fmc Foret, our European-based chemical business, we faced a different kind of challenge in the early `90s. Spain's entry into the Common Market seriously changed the nature of our competition. From protected boundaries and local competitors, competition increased as protective barriers fell. Yet the Foret management team drove the cost structure to the point of achieving competitive advantage versus its new international competitors. The result has been a fourfold improvement in profits in the last five years. The outlook remains good due to our low costs and strong market positions. FMC Foret should continue reporting returns well above our cost of capital.

FMC is well-positioned for the future. We can significantly improve our return on investment. We have demonstrated our capability to grow. We have demonstrated the improved quality of our business platforms. We have demonstrated market leadership of our major products. We believe these improvements--and a talented group of dedicated employees--will help us deliver superior shareholder value.

                                                              FMC Corporation 15

-------------------------------------------------------------------------------------------------------
Industry Segment Data
-------------------------------------------------------------------------------------------------------
(In millions)                                                      Year ended December 31
                                                     1998        1997      1996       1995       1994
-------------------------------------------------------------------------------------------------------
Sales
Energy Systems                                     $1,320.9   $1,144.3   $  949.0   $  769.1   $  460.1
Food and Transportation Systems                       868.2      889.5      738.8      585.4      515.3
Agricultural Products                                 647.8      637.6      650.2      589.6      517.2
Specialty Chemicals                                   598.2      604.8      602.0      587.7      544.0
Industrial Chemicals                                  974.4    1,012.0    1,041.3      976.8      866.8
Eliminations                                          (31.1)     (29.2)     (30.6)     (26.0)     (34.0)
-------------------------------------------------------------------------------------------------------
Total                                              $4,378.4   $4,259.0   $3,950.7   $3,482.6   $2,869.4
-------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations
  before income taxes and cumulative
  effect of changes in accounting principles
Energy Systems                                     $   95.2   $   76.5   $   33.9   $   16.1   $   13.8
Food and Transportation Systems                        72.8       63.9       42.0       33.3       17.8
Agricultural Products                                  76.3       35.1       93.7       96.4       78.6
Specialty Chemicals                                    77.9       77.2       65.5       67.3       75.6
Industrial Chemicals                                  117.5      135.7      181.8      153.1      115.2
-------------------------------------------------------------------------------------------------------
Segment operating profit (1)                          439.7      388.4      416.9      366.2      301.0
Corporate                                             (85.1)     (86.2)     (91.3)     (99.0)    (105.9)
Other income and expense, net                           3.2       11.8        3.2       12.2       15.3
-------------------------------------------------------------------------------------------------------
Operating profit before asset impairments,
  restructuring and other charges, gain on sale
  of FMC Wyoming stock and net interest expense       357.8      314.0      328.8      279.4      210.4
Asset impairments (2)                                    --     (224.0)        --      (26.4)        --
Restructuring and other charges (3)                      --      (40.9)        --     (123.6)        --
Gain on sale of FMC Wyoming stock (4)                    --         --         --       99.7         --
Net interest expense                                 (108.3)    (108.8)     (93.0)     (76.4)     (59.5)
-------------------------------------------------------------------------------------------------------
Total                                              $  249.5   $  (59.7)  $  235.8   $  152.7   $  150.9
-------------------------------------------------------------------------------------------------------

As described in Note 1 to the consolidated financial statements, the company is reporting results based on five business segments effective December 31, 1998, and all prior periods have been restated on a comparable basis.

Business segment results are presented net of minority interests, reflecting only FMC's share of earnings. The corporate line primarily includes staff expenses, and other income and expense consists of all other corporate items, including LIFO inventory adjustments and pension income or expense.

(1) Results for all segments are net of minority interests in 1998, 1997, 1996, 1995 and 1994 of $6.2 million, $8.9 million, $9.6 million, $5.1 million and $1.6 million, respectively, the majority of which pertain to Industrial Chemicals.
(2) Asset impairments in 1997 (Note 4 to the consolidated financial statements) are related to Energy Systems ($18.0 million), Food and Transportation Systems ($9.0 million), Agricultural Products ($9.0 million), Specialty Chemicals ($62.0 million) and Industrial Chemicals ($126.0 million). Asset impairments in 1995 are related to Specialty Chemicals ($23.4 million) and Industrial Chemicals ($3.0 million).
(3) Restructuring and other charges in 1997 (Note 4 to the consolidated financial statements) are related to Energy Systems ($17.9 million), Food and Transportation Systems ($10.0 million) and Agricultural Products ($13.0 million). Restructuring and other charges in 1995 are related to Energy Systems ($15.5 million), Specialty Chemicals ($21.6 million), Industrial Chemicals ($74.5 million) and Corporate ($12.0 million).
(4) Gain on sale of FMC Wyoming stock (comprising the sale of 20 percent of FMC's soda ash business to minority partners) is attributable to Industrial Chemicals.

16 FMC Annual Report

--------------------------------------------------------------------------------------------
Industry Segment Data (continued)
--------------------------------------------------------------------------------------------
(In millions)                                                   December 31
                                               1998     1997       1996     1995      1994
--------------------------------------------------------------------------------------------
Operating Capital Employed (1)
Energy Systems                              $  471.4  $  550.6  $  649.5  $  572.2  $  203.5
Food and Transportation Systems                384.4     429.3     495.4     279.0     214.4
Agricultural Products                          567.3     503.9     546.8     380.8     280.3
Specialty Chemicals                            638.8     642.8     630.4     473.4     455.1
Industrial Chemicals                           740.8     731.7     920.1     840.4     741.8
--------------------------------------------------------------------------------------------
Total operating capital employed             2,802.7   2,858.3   3,242.2   2,545.8   1,895.1
Segment liabilities                          1,125.0   1,087.0     917.2     808.8     611.7
Corporate and other assets                     238.7     167.8     194.5     214.1     245.0
--------------------------------------------------------------------------------------------
Assets of continuing operations              4,166.4   4,113.1   4,353.9   3,568.7   2,751.8
Net assets of discontinued operations (3)          --        --     113.5     183.1     105.3
--------------------------------------------------------------------------------------------
Total assets                                $4,166.4  $4,113.1  $4,467.4  $3,751.8  $2,857.1
--------------------------------------------------------------------------------------------
Segment Assets (2)
Energy Systems                              $  848.1  $  829.0  $  874.2  $  792.9  $  329.5
Food and Transportation Systems                618.7     654.2     709.4     394.7     336.3
Agricultural Products                          702.3     697.0     646.7     478.1     372.9
Specialty Chemicals                            722.8     723.6     714.7     566.9     527.0
Industrial Chemicals                         1,035.8   1,041.5   1,214.4   1,122.0     941.1
--------------------------------------------------------------------------------------------
Total segment assets                         3,927.7   3,945.3   4,159.4   3,354.6   2,506.8
Corporate and other assets                     238.7     167.8     194.5     214.1     245.0
--------------------------------------------------------------------------------------------
Assets of continuing operations              4,166.4   4,113.1   4,353.9   3,568.7   2,751.8
Net assets of discontinued operations (3)         --        --     113.5     183.1     105.3
--------------------------------------------------------------------------------------------
Total assets                                $4,166.4  $4,113.1  $4,467.4  $3,751.8  $2,857.1
--------------------------------------------------------------------------------------------

(1) Company management views operating capital employed, which consists of net assets reported by the company's operations (and excludes corporate items such as cash equivalents, debt, pension liabilities, income taxes and LIFO reserves), as its primary measure of segment capital.

(2) Segment assets are assets recorded and reported by the segments, and are equal to segment operating capital employed plus segment liabilities (Note 1 to the consolidated financial statements).

(3) Net assets of discontinued operations comprise the net assets of FMC's Defense Systems and Precious Metals operations (Note 3 to the consolidated financial statements).

                                                            FMC Corporation  17

                              Products & Markets

                            [PICTURE APPEARS HERE]

--------------------------------------------------------------------------------
Energy Systems                         Markets Served
--------------------------------------------------------------------------------
FMC ENERGY SYSTEMS supplies oil        Oil and gas exploration, production,
and gas exploration and production     refining and transportation. Power
equipment for land and offshore        generation and mining.
applications; engineering,
procurement and construction of
subsea oil fields; fluid control
and metering products and systems;
loading systems; marine terminals
and floating production systems;
conveying and processing systems.

                            [PICTURE APPEARS HERE]
--------------------------------------------------------------------------------
Food & Transportation Systems          Markets Served
--------------------------------------------------------------------------------
FMC FOODTECH is a global provider      Meat, seafood and poultry processors.
of integrated systems and equipment    Fruit and vegetable processors.
for every phase of food harvesting,    Convenience food processors,
preparation, processing and            including potato and snack food,
preservation. Leader in citrus,        soups, sauces and ready meals.
poultry, tomato and vegetable
systems.

AIRLINE PRODUCTS AND SERVICES          Airlines, airports, industrial
include loaders, push-back tractors,   manufacturing, mining, warehouses,
deicers and Jetway passenger bridges;  newsprint, publishing, chemicals,
automated material handling systems.   utilities.

                            [PICTURE APPEARS HERE]
--------------------------------------------------------------------------------
Agricultural Products                  Markets Served
--------------------------------------------------------------------------------
AGRICULTURAL PRODUCTS provides crop    Food and fiber growers, pest control
protection and pest control products   markets.
for worldwide markets. More than 50
percent of sales derived outside the
United States.
-------------------------------------------------------------------------------

18 FMC Annual Report

-----------------------------------------------------------------------------------------------------------------------------------
Competitive Advantage                        Market Opportunities                         Outlook
-----------------------------------------------------------------------------------------------------------------------------------
FMC Energy Systems provides a broad range    Continuing opportunities to build market     Strong subsea position and cost reduction
of products and services in subsea/floating  position and long-term customer alliances by initiatives should help generate solid
production, measurement and deep-water       leveraging subsea technologies and systems   performance.
technology. The business is well positioned  and integrating recent acquisitions,
in the four major regions of offshore        including CBV Industria Mecanica in Brazil.
exploration.

-----------------------------------------------------------------------------------------------------------------------------------
Competitive Advantage                        Market Opportunities                         Outlook
-----------------------------------------------------------------------------------------------------------------------------------
One of the top 10 suppliers of food          Increased demands for food safety allow      Continued strong performance expected in
processing systems in the world, with        FMC FoodTech to leverage its strong          1999.
strong technology and global support         technology, including its LogTech
capability. Market-leading positions in      predictive modeling software to help
thermal processing, sterilizing, cooking     customers significantly increase quality
frying and freezing systems. Partnerships    and yield. Other areas of growth include
with major food processors.                  poultry processing, bulk aseptic processing
                                             of not-from-concentrate juice, and high-
                                             speed optical sorting and inspection
                                             systems.

Market leader in ground support equipment    Strong growth in pre-conditioned air units   Strong positions and cost improvements
for the air transport industry and in        to airlines and airport authorities.         should help maintain profitability.
passenger boarding bridges worldwide.        Passenger boarding bridges and the
Strong and active product development        Commander loader--the world's top-selling
approach. Sole source alliances with         family of aircraft cargo loaders--will
several key airlines.                        continue to take a leading position in the
                                             marketplace. Positioned for future growth
                                             in automated, laser-guided vehicle systems.

-----------------------------------------------------------------------------------------------------------------------------------
Competitive Advantage                        Market Opportunities                         Outlook
-----------------------------------------------------------------------------------------------------------------------------------
Solid business presence around the world.    Long-term agreement to supply sulfentrazone  New herbicide sales and continuing cost
Direct distribution in key markets. Strong   herbicide to DuPont for sales to U.S.        improvements are key to strong
insecticide and growing herbicide product    soybean markets takes effect in 1999. New    performance.
portfolio. Productive R&D effort,            herbicide carfentrazone-ethyl, registered
generating high profitability. Solid         for use in the major European cereal
product stewardship programs.                markets and in other countries around the
                                             world, is now registered for use on corn
                                             in the U.S. under the tradename Aim.
                                             Leading position in pyrethroid chemistry
                                             worldwide. Continued investment in R&D.

-----------------------------------------------------------------------------------------------------------------------------------

                                                              FMC Corporation 19

                              Products & Markets

                            [PICTURE APPEARS HERE]

-----------------------------------------------------------------------------------------------------------------------------------
Specialty Chemicals                                                   Markets Served
-----------------------------------------------------------------------------------------------------------------------------------
FOOD INGREDIENTS produces carrageenan-based technologies              Food processing, personal care products. Global pharmaceuti-
for texture, structure and stability for food systems.                cal and nutritional supplement industries. Life science
PHARMACEUTICAL is the world's leading producer of binders             research.
and disintegrants, Avicel microcrystalline cellulose and
Ac-Di-Sol croscarmellose sodium, as well as other specialty
excipients. BIOPRODUCTS is the leading supplier of proprietary
DNA and protein products for life science markets.

LITHIUM is one of the world's leading producers of                    Pharmaceuticals, batteries, air conditioning, rubber and
lithium-based products.                                               plastic, aluminum, ceramics and glass, lubricating greases.

PROCESS ADDITIVES is the world's largest producer of                  Plastics, hydraulic fluids, lubricant additives, industrial
phosphate ester flame retardants. Leading supplier                    water treatment and desalination.
of specialty water treatment chemicals.

                                             [PICTURE APPEARS HERE]

----------------------------------------------------------------------------------------------------------------------------------
Industrial Chemicals                                                  Markets Served
----------------------------------------------------------------------------------------------------------------------------------

ALKALI CHEMICALS is the world's largest producer of                   Glass-making, chemicals, detergents, food products, animal
natural soda ash and the market leader in North America.              feed additives, mining, air/water treatment, pulp and paper.
Downstream products include sodium bicarbonate, sodium
cyanide, sodium sesquicarbonate, caustic soda.

Major worldwide producer of HYDROGEN PEROXIDE, persulfate,            Pulp and paper, textiles, mining, detergents, electronics,
peracetic acid and other specialty peroxygen products.                polymers, sanitizers and industrial biocides.

PHOSPHORUS CHEMICALS is a major worldwide supplier                    Detergents, cleaning compounds, metal treatment, food
and leading North American producer of phosphorus and                 products and other industrial applications.
its derivatives, phosphates and phosphoric acid.

FORET is a major European chemical producer. Products                 Detergents, pulp and paper, textiles, chemicals, tanning,
include hydrogen peroxide, perborates, phosphates, silicates,         pharmaceuticals, ceramics, food and agriculture.
zeolites, sulfur derivatives.
----------------------------------------------------------------------------------------------------------------------------------

20 FMC Annual Report

---------------------------------------------------------------------------------------------------------------------------------
  Competitive Advantage                      Market Opportunities                         Outlook
---------------------------------------------------------------------------------------------------------------------------------
  Worldwide brand recognition and            Commercializing new food ingredient          Good performances of food and
  strong market positions. Superior          products for dairy, convenience foods        pharmaceutical businesses should
  product quality, research, applications    and meat applications. New opportunities     continue. Life science funding
  technology, formulation support, global    for Avicel cellulose gel technology in       remains strong.
  customer service and manufacturing         nutritional food systems. EnTec
  capabilities.                              technologies providing enhanced
                                             dissolution, higher drug loadings
                                             and taste-masking in pharmaceutical
                                             drug delivery systems. Products for
                                             conducting DNA sequencing, mutation
                                             detection and protein analysis.

  Leading market position in diverse,        Continued focus on downstream speciality     Growth continues in downstream
  high-value-added products. Strong          markets. Expanded manufacturing in U.K.      specialty markets.
  manufacturing capabilities.                to meet growing demand for butyllithium;
                                             resumed operations at reconstructed
                                             specialty reagents facility in North
                                             Carolina, and expanded capacity for
                                             rechargeable battery applications.

  Global manufacturing and technical         Continuing R&D investments and new           Focus on new products and
  sales capabilities, diverse products,      application developments. New technology     applications and ongoing cost
  and applications know-how.                 driving improved process performance.        improvements.

---------------------------------------------------------------------------------------------------------------------------------
  Competitive Advantage                      Market Opportunities                         Outlook
---------------------------------------------------------------------------------------------------------------------------------

  Mining and production technology           Solution mining expansion fully integrated   Continuing focus on improving
  leader, including proprietary, low-        and operating at significant cash cost       production efficiencies and cost
  cost solution mining technology.           savings over dry mining. New products in     position.
  Excellent distribution and                 cleaning compounds, feed additives, and
  transportation systems.                    acid waste neutralization.

  Capacity share leader with multi-          Sales volume increases tied to market        Continued focus on cost improvement
  plant network. New process technology      growth. Improved cost position through       and pricing.
  has lowered costs. Sole producer in        capital-efficient technology.
  Mexico. Strong specialty market
  positions.

  Lowest-cost U.S. producer of Sodium        Growing diversity of product uses.           Focus on pricing and production
  tripolyphosphate--our largest              Introduced new high-performance product      efficiencies.
  downstream product--used in automatic      for cleaning compounds industry. Improved
  dish detergents.                           product mix.

  Strong market positions. Excellent         Continuing focus on current market           Continued good performance based
  cost positions. Strong manufacturing       positions. Export growth.                    on costs and competitive advantages
  and distribution capabilities. Growing                                                  of the product portfolio.
  export business.
---------------------------------------------------------------------------------------------------------------------------------

                                                              FMC Corporation 21

                     Management's Discussion and Analysis

Statement under the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995: The Annual Report contains "forward-looking statements", which represent management's best judgment as of the date hereof based on information currently available. Actual results for the company may differ materially from those contained in the forward-looking statements. Additional information concerning factors that may cause results to materially differ from those in the forward-looking statements is contained in the company's periodic reports filed under the Securities and Exchange Act of 1934, as amended, including the Form 10-K dated as of December 31, 1998. The company undertakes no obligation to update or revise these forward-looking statements to reflect new events or uncertainties.


General
-------

1998 COMPARED WITH 1997

In 1998, sales were $4.4 billion, up from $4.3 billion in 1997. Sales in the United States increased 5 percent during the year, while sales outside the United States increased 1 percent from 1997.

     After-tax income from continuing operations before asset impairments, restructuring and other charges (in 1997) and the cumulative effect of changes in accounting principles (in 1998 and 1997) was $185.3 million, or $5.30 per share on a diluted basis, in 1998 compared with $156.4 million, or $4.13 per share, in 1997.

     Net loss from discontinued operations (Note 3 to the consolidated financial statements) was $42.7 million in 1998, or $1.22 per share on a diluted basis. In 1998, the company recorded a $70.0 million pre-tax charge to increase environmental reserves related to discontinued operations (Notes 3 and 14 to the consolidated financial statements). Net income from discontinued operations in 1997, primarily related to the sale of the company's defense operations, was $191.4 million, or $5.20 per share.

     The company adopted AICPA Statement of Position ("SOP") No. 98-5, "Reporting on the Costs of Start-up Activities", effective January 1, 1998. In conjunction with the adoption, the company charged $46.5 million ($36.1 million after tax, or $1.03 per share on a diluted basis) of previously capitalized start-up costs to expense. This charge was recorded as the cumulative effect of a change in accounting principle.

     Net income for 1998 was $106.5 million, or $3.05 per share on a diluted basis, compared to $162.4 million, or $4.41 per share, in 1997.

1997 COMPARED WITH 1996

Sales from continuing operations of $4.3 billion in 1997 were up 8 percent from $4.0 billion in 1996. Sales in the United States increased 5 percent during the year, while sales outside the United States increased 10 percent from 1996.

     After-tax income from continuing operations in 1997, before asset impairments of $154.0 million and restructuring and other charges of $26.9 million (Note 4 to the consolidated financial statements) and the cumulative effect of a change in accounting principle (Note 1 to the consolidated financial statements), was $156.4 million ($4.13 per share on a diluted basis) compared with $162.8 million ($4.28 per share) in 1996. Net income per share decreased to $4.41 on a diluted basis in 1997 from $5.54 in 1996.

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

Industry Segments
-----------------

Results on a segment basis for the five years ended December 31, 1998 are presented on pages 16 and 17. As described in Note 1 to the consolidated financial statements, the company is reporting results based on five segments effective December 31, 1998, and all prior periods have been restated. Segment operating profits exclude certain elements of revenue and expense as described in Note 1. Management's Discussion and Analysis of segment operating performance appears on pages 23-26.

22 FMC Annual Report

Energy Systems
--------------

1998 COMPARED WITH 1997

Energy Systems 1998 sales of $1,320.9 million were up 15 percent from prior-year sales of $1,144.3 million, and operating profits of $95.2 million were up 24 percent from $76.5 million (before asset impairments, restructuring and other charges) in 1997.

     Demand in the subsea business remained strong, with higher sales to Shell, Statoil and Elf Aquitaine, among others. The results also reflect the acquisition of CBV, the leading wellhead manufacturer in Brazil, in August 1998. Energy Systems earnings were also favorably affected by cost saving efforts implemented during the year, including the elimination of approximately 250 positions.

     During 1998, the company continued to solidify its premier position in subsea systems, receiving a $230 million order for the Terra Nova project on the Grand Banks of Newfoundland and a $200 million order for the Elf Girassol project, offshore Angola. Also during 1998, the company sold Crosby Valve to a subsidiary of Tyco International Ltd. and realized an immaterial gain on the disposition.

1997 COMPARED WITH 1996

Energy Systems 1997 sales of $1,144.3 million increased from sales of $949.0 million in 1996, and 1997 operating profits (before asset impairments, restructuring and other charges) of $76.5 million were up $42.6 million from $33.9 million in the prior year.

     The increased sales reflected strong demand from oil companies in exploration and production, including Shell, and higher subsea equipment sales under a contract with Statoil, Norway's state-owned oil company. The company's market leadership position in the expanding subsea market, coupled with strong cost control activities, improved 1997's margins and operating profits before asset impairments, restructuring and other charges.

     During the fourth quarter of 1997, the company recorded a charge of $18.0 million for the write-off of certain impaired assets, and restructuring and other charges of $17.9 million for work force reductions at Crosby Valve and various one-time write-offs and other costs.

Outlook for 1999

The order backlog for Energy Systems was $877.9 million at December 31, 1998, compared with $749.6 million at the end of 1997 and $1,053.5 million at September 30, 1998. The increase in backlog at December 31, 1998, from the prior year is due to the orders received for the Terra Nova and Elf Girassol projects, large orders from Shell and Statoil and the acquisition of CBV. The decrease in backlog versus the third quarter primarily reflects uncertainty in the oil industry as a result of low oil prices. Although Energy Systems results may be negatively affected by prolonged low oil prices, the company's strong position as a subsea equipment supplier to the major oil companies and the company's long-term strategic alliances with customers make it less sensitive to short-term oil price fluctuations. In addition, the company is responding to a reduced energy and petroleum market by implementing additional cost reductions in 1999.

                            [PICTURE APPEARS HERE]

LESS IS MORE FMC Energy Systems' lightweight, compact manifold systems enable customers to save weight, space and, in turn, lower costs on offshore developments.

                            [PICTURE APPEARS HERE]

WE KNOW THE DRILL FMC Energy Systems produces a complete range of drilling and completion equipment for surface applications, including an industry-leading thru-bore wellhead system.

Food & Transportation Systems
-----------------------------

1998 COMPARED WITH 1997

Food and Transportation Systems 1998 sales of $868.2 million decreased from $889.5 million in 1997, and 1998 operating profits of $72.8 million increased from $63.9 million (before asset impairments, restructuring and other charges) in the prior year.

     FMC FoodTech's sales were down from the prior year, as a result of the weak business climate in Asia and the divestiture of a minor product line, partly offset by increased food processing sales. Operating profits were up compared with 1997, reflecting stronger after-market performance and the benefits of cost reduction activities implemented in 1998.

     Sales and operating profits were up in airport products, as increased sales of Jetway Systems and ground support equipment more than offset lower deicer sales that resulted from a mild winter in 1997.

                                                              FMC Corporation 23

Management's Discussion and Analysis

1997 COMPARED WITH 1996

Food and Transportation Systems sales increased $150.7 million to $889.5 million in 1997 from $738.8 million in 1996, and operating profits (before asset impairments, restructuring and other charges) increased $21.9 million to $63.9 million in 1997 from $42.0 million in the prior year.

     FMC FoodTech's sales and operating profits before asset impairments, restructuring and other charges improved significantly in 1997, primarily from the inclusion of full-year results for the operations of Frigoscandia Equipment, which FMC acquired in June 1996. Increased sales and profits of citrus machinery in 1997 also contributed to the improved operating results of FMC FoodTech. Profits of the food processing equipment business benefited from a healthy poultry market, as well as the strength of FMC's sterilization and fruit processing lines.

     Sales of airport products and systems were significantly higher in 1997 as a result of a period of strong airline investment. Increased sales of ground support and automated material handling equipment and higher Jetway passenger boarding bridge shipments also positively affected operating profits.

     In the fourth quarter of 1997, the company recorded $10.0 million of restructuring and other charges primarily related to work force reductions in the FMC FoodTech businesses, and asset impairments of $9.0 million primarily related to unused patents at FMC's airport products businesses.

Outlook for 1999

The order backlog for Food and Transportation Systems was $256.0 million at December 31, 1998 compared with $239.2 million at the end of the prior year and $282.5 million at September 30, 1998. The increase in backlog at December 31, 1998 from 1997 was driven by increases in most businesses. The decline in year-end backlog from September 1998 is due to a downturn in the airline industry, which could affect sales orders for ground support equipment and passenger bridges in the near term. The company expects FMC FoodTech to have continued earnings improvements resulting from cost reduction initiatives and a strengthening after-market environment, despite continued weakness in the Asian business climate.

                            [PICTURE APPEARS HERE]

COLD AS STEEL Frigoscandia Freezer's patented self-stacking spiral belt is the industry standard.

                            [PICTURE APPEARS HERE]

UNDER OUR WINGS FMC FoodTech supplies the food industry with total food processing solutions, including cutting, coating and cooking equipment connected by FMC conveyors.

Agricultural Products
---------------------

1998 COMPARED WITH 1997

Sales for Agricultural Products of $647.8 million in 1998 were up from $637.6 million in 1997, and operating profits increased to $76.3 million from $35.1 million (before asset impairments, restructuring and other charges) in the prior year.

     Sales were up due to improved performance in herbicide markets. The significant increase in operating profits was largely a result of cost reductions implemented during 1998. In 1997, operating profits were negatively affected by difficulties encountered in the start-up process at the company's Baltimore, Maryland, sulfentrazone plant.

1997 COMPARED WITH 1996

Agricultural Products sales of $637.6 million in 1997 declined slightly from sales of $650.2 million in the prior year. Operating profits (before asset impairments, restructuring and other charges) of $35.1 million in 1997, however, were down significantly from $93.7 million in 1996.

     Sales of most insecticides and agricultural intermediates declined in 1997 as a result of weaker sales in Southeast Asia, lower pest infestations in some markets, and competitive pressure surrounding some product lines. Operating profits declined significantly as a result of these factors and production start-up problems associated with the manufacturing of Authority herbicide at the Baltimore, Maryland, plant.

     During the fourth quarter of 1997, the business recorded $13.0 million of restructuring and other charges primarily to cover work force reductions across the business, and an asset impairment of $9.0 million for the Authority plant in Baltimore, Maryland.

Outlook for 1999

During 1998, the company entered into an agreement with DuPont whereby DuPont will have exclusive use of sulfentrazone, which is marketed as Authority herbicide and Canopy XL herbicide, in the U.S. soybean markets. This long-term supply agreement, under which DuPont and the company agree to specify price and volume requirements, takes effect for the 1999 growing season. In addition, during the year the company's new herbicide, Aim, was registered by the Environmental Protection Agency for use on corn in the United States.

     Sales growth in herbicides should continue as the production rates for sulfentrazone at FMC's Baltimore facility continue to increase.

24 FMC Annual Report

In addition, recent registrations of carfentrazone-ethyl will support continued global growth in sales of this post-emergent herbicide. Global economic uncertainty, most recently centered in Brazil, and low crop prices may result in modest global market growth and increased competitive pressures. The company expects a continued focus on cost reductions in 1999.

                            [PICTURE APPEARS HERE]

BUG OFF Use of biotechnology in our research and discovery process continues to pay dividends with new uses and opportunities in pest control.

                            [PICTURE APPEARS HERE]

WE MAKE IT BETTER Our focus on manufacturing excellence means continuously improving processes to assure cost efficiencies and control, quality and safety.

Specialty Chemicals
-------------------

1998 COMPARED WITH 1997

Specialty Chemicals 1998 sales were $598.2 million, down slightly from 1997 sales of $604.8 million. Operating profits of $77.9 million were up from $77.2 million (before asset impairments) in 1997.

     U.K.-based sales of water additives and flame retardant products were up slightly from the prior year. Operating profits in 1998 increased from 1997 as cost reductions more than offset negative foreign currency effects.

     Food ingredients sales were up from the prior year, driven by sales of new products. Operating profits increased on higher sales and the continued reduction of manufacturing and administrative costs.

     Lithium sales and operating profits were down from the prior year as a result of lower lithium carbonate and lithium hydroxide prices and higher operating costs associated with the start-up of the Argentine production facility.

1997 COMPARED WITH 1996

Specialty Chemicals sales of $604.8 million in 1997 were up slightly from sales of $602.0 million in 1996. Operating profits (before asset impairments) increased 18 percent to $77.2 million in 1997 from $65.5 million in 1996.

     Sales of U.K.-based water additives and flame retardant products were approximately even with 1996, while operating profits before asset impairments were slightly lower due to significant foreign currency effects.

     Food ingredients sales volumes improved from 1996, but total sales in dollars remained level largely due to the effects of weaker European currencies. Operating profits before asset impairments improved as a result of operating efficiencies, lower raw material costs and reductions in selling and administrative costs.

     Sales of pharmaceutical products improved in 1997, primarily due to increased volumes. Operating profits improved slightly, primarily due to strong sales volumes and a partial recovery from a 1996 increase in raw material costs.

     Lithium products operating profits before asset impairments declined from 1996 as a result of a new competitor's impact on the pricing of lithium carbonate. The company began producing lithium carbonate at its new Argentine facility in 1997, and shut down its aging North Carolina mine and mill in early 1998.

     In the fourth quarter of 1997, the company recorded asset impairment charges of $46.0 million related to competitive factors in FMC's process additives businesses, and $16.0 million related to the write-down of certain impaired assets at the lithium facility in North Carolina and at the food ingredients facility in Cork, Ireland.

Outlook for 1999

The impact of continued cost reductions, more favorable exchange rates and projected increased sales volumes should lead to a continuation of profit improvement in FMC's process additives business.

     The food ingredients business is expected to improve slightly in 1999 on higher volume and improved productivity. Higher raw material costs and uncertain economic conditions in Asia and Latin America will be partially offset by increased pricing.

     In 1999, strong competitive pressure is expected to continue in the lithium carbonate market and as a result, the company is evaluating various strategic alternatives for the commodity part of the lithium business. The 1998 start-up of FMC's expanded butyllithium facility in the U.K. and the specialty organics facility in the U.S. will position the company to capitalize on growth opportunities in the downstream portions of the lithium business.

                            [PICTURE APPEARS HERE]

DISCOVERY ZONE A leading producer of lithium chemicals, FMC also is a leader in research of lithium reagents for use in manufacturing pharmaceuticals.




                            [PICTURE APPEARS HERE]

WONDER WEED FMC harvests and processes seaweed around the globe to extract carrageenan, a naturally occurring carbohydrate used to add texture to many processed foods.

Industrial Chemicals
--------------------

1998 COMPARED WITH 1997

Industrial Chemicals sales in 1998 were $974.4 million compared with $1,012.0 million in 1997, and operating profits (net of minority interests) were $117.5 million compared to $135.7 million (before asset impairments) in the prior year.

     Sales and operating profits of alkali products decreased from last year, reflecting lower domestic and export prices, decreased export volumes of soda ash to Asia and lower sodium cyanide sales due to reduced gold mining activity. Cost reductions implemented in the third and fourth quarters of 1998 at the company's Green River,Wyoming, facility partially offset the impact of unfavorable market conditions.

                                                              FMC Corporation 25

Management's Discussion and Analysis

     Hydrogen peroxide sales and operating profits were down from 1997, as lower prices more than offset increased volumes and reduced costs. The company shut down an older production line at its Bayport, Texas, facility in August 1998, and a competitor also shut down a portion of its production facilities. The combined effect of these actions reduced excess U.S. production capacity by approximately 45 percent. FMC expects to meet current demand levels from its remaining production facilities.

     Phosphorus sales decreased in 1998 from the prior year due to reduced volumes. Operating profits were essentially even with 1997, as the impact of lower sales was offset by reduced depreciation resulting from an asset impairment charge recorded in the fourth quarter of 1997.

     Sales from Spain-based FMC Foret increased in 1998 as higher sales volumes more than offset the impact of selling price pressures in the last half of 1998 and the negative translation impact of the U.S. dollar against the Spanish peseta. Operating profits were lower in 1998 as the impact of higher sales volumes was offset by reduced margins in the last quarter and by the effect of foreign currency translation.

1997 COMPARED WITH 1996

Industrial Chemicals sales of $1,012.0 million in 1997 declined slightly from $1,041.3 million in 1996, and operating profits (before asset impairments and net of minority interests) of $135.7 million in 1997 were down significantly from $181.8 million in the prior year.

     Soda ash volume increased in 1997, primarily due to the continuing fill-out of expanded capacity, but declines in prices partially offset the volume gains. Lower operating profits were also a result of reduced volumes and prices for caustic soda and sodium cyanide.

     Sales volumes for peroxygen products, which include hydrogen peroxide, persulfates and peracetic acid, improved in 1997. However, declines in hydrogen peroxide prices, resulting from a weak pulp market and industry overcapacity due to recent hydrogen peroxide plant expansions, resulted in a net reduction in sales from the prior year. Operating profits before asset impairments decreased substantially from the 1996 level as the result of the price declines and the absence of a $24.1 million gain from the 1996 sale of the company's minority interest in Tokai Denka Kogyo, a Japanese hydrogen peroxide joint venture.

     Phosphorus chemical sales were slightly higher in 1997 due to improved domestic sales, partially offset by lower exports. Operating profits before asset impairments were also slightly stronger than the prior year as a result of the higher sales volume and better operating performance.

     Spain-based FMC Foret reported increased sales volumes and pricing improvements in most product lines. However, sales and operating profits declined in the U.S. dollar financial statements primarily as a result of the strong U.S. dollar.

     In the fourth quarter of 1997, the company recorded an asset impairment charge of $126.0 million primarily against the phosphorus division's property, plant and equipment based on recently increased environmental capital cost estimates and the impact of increasing international competition.

Outlook for 1999

In 1999, soda ash volume may be negatively affected by the economic situations in Asia and Latin America. The lower demand and weak currencies in these markets could result in an increase in competitive pricing pressure. Cost reductions implemented in 1998, however, are expected to mitigate some of the potential decline in earnings. In addition, in January 1999, FMC signed a letter of intent to purchase TG Soda Ash Inc. ("TgSA"). TgSA, a subsidiary of Elf Atochem, has mining and production facilities adjacent to FMC's soda ash operations in Green River, Wyoming. The combination is subject to government approvals and final negotiations.

     Hydrogen peroxide results are expected to be comparable with 1998 as price increases implemented late in the year should begin to improve year-over-year comparisons in the second half of 1999. In addition, ongoing cost reductions are expected to offset reduced volumes.

     Phosphorus chemical sales and volumes are expected to be even with 1998.

     FMC Foret expects increased competitive pressure to continue to affect prices in 1999; however, the business expects cost control efforts to minimize the impact on earnings.

                            [PICTURE APPEARS HERE]

JOB ONE Staff in our quality control labs ensure that FMC's finished products consistently meet high standards and help customers achieve superior performance.

26 FMC Annual Report

                            [PICTURE APPEARS HERE]

INSIDE JOB These containers for FMC's phosphorus pentasulfide are specially designed to deliver the mixture directly into the customer's process, keeping both workers and the product safe.

                            [PICTURE APPEARS HERE]

DISTINCT DIFFERENCE FMC is the only North American producer of persulfates, used to make plastics and polymers. Recently expanded capacity gives FMC improved production flexibility and product quality.

Other Information
-----------------

Taxes

Although FMC's domestic earnings (losses) are generally subject to tax expense (benefit) at the statutory rate of 35 percent, many factors can alter the company's consolidated tax expense (or tax benefit) rate. These factors include non-deductible or non-benefitable transactions related to goodwill or other items, differing foreign tax rates, state tax increments, and other permanent differences. The effective tax rate of 26 percent in 1998, before the cumulative effect of a change in accounting principle, includes depletion and foreign sales corporation benefits, as well as income from foreign operations taxed at rates lower than the U.S. statutory rate. The effective tax benefit rate in 1997, before the cumulative effect of a change in accounting principle, was 59 percent, which includes the impact of asset impairments and restructuring and other charges (Note 4 to the consolidated financial statements). The 1997 effective tax rate was 24 percent excluding these charges. The effective tax rate of 31 percent in 1996 includes taxes provided on the sale of the company's investment in Tokai Denka Kogyo (Note 2 to the consolidated financial statements). The 1996 effective tax rate excluding this event was 26 percent.

Accounting Changes

Accounting standards adopted by the company during 1998 are described in further detail in Note 1 to the consolidated financial statements.

     Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities", is effective for financial statements for fiscal years beginning after June 15, 1999, but may be adopted in earlier periods. The company is evaluating the new standard's provisions and has not yet determined the date on which it will adopt the standard or what the effect of SFAS No. 133 will be on the earnings and the financial position of the company.

     Under generally accepted accounting principles, the company is required to periodically evaluate the useful lives of its plants and equipment. As a result of a current study, in the first quarter of 1999, the company expects to extend the depreciable lives of certain equipment used in its chemical operations to 15 years from an average of 11 years. This change will better reflect the current service lives of its assets and provide a better matching of revenues and expenses. The effect of this change in estimate is expected to increase pre-tax profits by approximately $28 million in 1999.

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

Environmental Obligations

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

     In the fourth quarter of 1998, FMC recorded a $70.0 million ($42.7 million after tax) environmental charge related to several discontinued operations. The majority of the charge relates to an agreement in principle that FMC has reached with the U.S. Environmental Protection Agency and the U.S. Department of Justice regarding settlement of past costs and future clean-up work at the discontinued fiber manufacturing site in Front Royal, Virginia.

                                                              FMC Corporation 27

Management's Discussion and Analysis


                            [PICTURE APPEARS HERE]

RISING TO THE OCCASION In a climate of low energy prices, FMC Energy Systems is expanding its industry-leading efforts to develop new cost-saving technologies to help customers maintain profits.

     In 1997, the company increased its environmental reserves related to discontinued operations by $45.0 million ($27.0 million after tax). These provisions are more fully described in Note 3 to the consolidated financial statements.

     Additional information regarding the company's environmental accounting policies and potential environmental liability is included in Notes 1 and 14, respectively, to the company's consolidated financial statements. Information regarding environmental obligations associated with the company's discontinued operations is included in Note 3 to the consolidated financial statements. Estimates of 1999 environmental spending are included under Liquidity and Capital Resources below.

Liquidity and Capital Resources

Total cash and cash equivalents at December 31, 1998 and 1997 were $61.7 million and $62.7 million, respectively. At December 31, 1998, the company had total borrowings of $1.5 billion, up from $1.3 billion at December 31, 1997. Advances under uncommitted credit facilities decreased $52.0 million and commercial paper borrowings decreased $5.1 million (net of discount) from 1997 to 1998.

     The company also has $800.0 million in committed credit facilities consisting of a $350.0 million, 364-day non-amortizing revolving credit agreement due in December 1999 and a $450.0 million, five-year non-amortizing revolving credit agreement due in December 2001. At December 31, 1998, no amounts were outstanding under these credit facilities.

     In 1995, the company filed a universal shelf registration statement under which $500.0 million of debt and/or equity securities may be publicly offered. The company issued $70.0 million of medium-term notes during 1997 for net proceeds of $69.6 million and $170.0 million of medium-term notes during 1998 for net proceeds of $169.0 million.

     In August 1998, the company filed a universal shelf registration statement under which $500.0 million of debt and/or equity securities may be offered. This registration statement incorporates $160.0 million of unused capacity from the company's 1995 shelf registration statement. The company issued $120.0 million of medium-term notes in 1998 for net proceeds of $119.6 million. The net proceeds of the 1998 and 1997 debt issues under the shelf registration statements were used to retire other borrowings. See Note 9 to the consolidated financial statements for further discussion of the company's debt facilities.

     Capital spending (including property, plant and equipment from acquisitions) of $277.7 million for the 12 months ended December 31, 1998 decreased $39.0 million versus 1997. The decrease was primarily driven by lower capital spending in the company's chemical businesses. Capital expenditures in 1997 included spending for the development of a new lithium production facility in Argentina and modifications to a Baltimore, Maryland, plant constructed to manufacture a new family of herbicides. Both projects were substantially completed in 1997.

     As discussed in Note 2 to the consolidated financial statements, in August 1998, the company acquired a controlling interest in CBV Industria Mecanica
S.A. ("CBV"). The acquisition price was funded by short-term and long-term borrowings. Also in 1998, the company sold Crosby Valve to a subsidiary of Tyco International Ltd. for cash and preferred stock, resulting in an immaterial gain. The company continues to evaluate potential acquisitions, divestitures and joint ventures on an ongoing basis.

     On August 28, 1997, the Board of Directors authorized a $500.0 million, open-market stock repurchase program for FMC common stock through the end of 1999. During 1998, the company repurchased a total of 2.4 million shares at a cost of $150.0 million under this program and an additional 0.1 million shares at a cost of $6.7 million which it contributed to a benefit plan trust. During 1997, the company repurchased a total of 2.7 million shares of its common stock at a cost of $209.0 million. The repurchased shares are recorded as treasury stock at cost in the company's consolidated balance sheet. Depending on market conditions, the company plans to continue purchasing shares of its common stock on the open market from time to time, and expects to repurchase approximately $135 million of the company's common stock during 1999.

     As discussed in Note 3 to the company's consolidated financial statements, the company sold its defense operations to The Carlyle Group on October 6, 1997. On that date, the company received its share of the net proceeds from the sale, which included $460.0 million in cash (approximately $375 million in cash after tax) and a $50.0 million note receivable from The Carlyle Group. In 1998, FMC collected the note receivable, net of an immaterial cash settlement to reflect final closing balance sheet adjustments. FMC used the proceeds from the sale to reduce its outstanding debt and to fund its stock repurchase program.

28 FMC Annual Report

                            [PICTURE APPEARS HERE]

WHITE GLOVE TEST A pristine environment is required to manufacture and test the ultra-pure, electronics-grade hydrogen peroxide used to clean microprocessors and memory chips.

                            [PICTURE APPEARS HERE]

WEEDING IT OUT Marketed as Boral in Brazil, FCM's sulfentrazone continues to provide excellent control of weeds that harm soybean crops.

Cash generated from operations in 1999 and available credit facilities are expected to be sufficient to meet operating needs, fund capital expenditures and potential acquisitions, and meet debt service requirements for the year. Expected cash requirements for 1999 include approximately $275 million to $300 million for planned capital expenditures, including approximately $60 million for capital projects related to environmental control facilities. Projected 1999 spending also includes approximately $50 million for environmental compliance at current operating sites, plus approximately $40 million of remediation spending and $20 million for environmental study costs at current operating, previously operated and other sites.

     Total working capital of $269.8 million at December 31, 1998 increased by $18.7 million compared with 1997, as a decrease in other current assets and an increase in accounts payable were more than offset by an increase in deferred income taxes and a decrease in taxes payable related to a tax payment made in 1998 for the company's previously divested Defense Systems operations. Operating working capital, which excludes cash and cash equivalents, short-term debt and income tax balances, decreased $106.2 million to $304.2 million at December 31, 1998 from $410.4 million at December 31, 1997. The majority of the reduction is due to a decrease in other current assets due to the collection of the note receivable from The Carlyle Group and the company's overall effort to reduce working capital.

     The increase in investments from $35.9 million at December 31, 1997 to $186.5 million at December 31, 1998 primarily represents the receipt of Tyco International Ltd. preferred stock as partial proceeds from the company's sale of Crosby Valve, as well as common stock received from the sale of a product line.

     The company adopted SOP No. 98-5 effective January 1, 1998, as discussed in
Note 1 to the consolidated financial statements. In conjunction with the adoption, the company charged $46.5 million ($36.1 million after tax) of previously capitalized start-up costs (recorded as other assets) to expense.

     The company has various investments in Brazil, including CBV, Agricultural Products and FMC FoodTech operations, and exports agricultural and other products to customers in Brazil. As noted in "Derivative Financial Instruments" below, the company believes any losses from the decline in value of the company's real-denominated investments during the early 1999 devaluation of the Brazilian real have been mitigated by derivative contracts; however, certain other events, such as potential deterioration of FMC's sales, margins and receivables in Brazil, may occur during 1999 and may affect the company's results of operations.

     The company's ratios of earnings to fixed charges were 2.7x and 0.6x for the years ended December 31, 1998 and 1997, respectively. The increase in the ratio from 1997 is primarily the result of higher 1998 earnings, compared with 1997 earnings which were affected by asset impairments, restructuring and other charges.

Dividends

No dividends were paid in 1998, 1997 and 1996, and no dividends are expected to be paid in 1999.

Derivative Financial Instruments and Market Risks

FMC's primary financial market risks include fluctuations in interest rates and currency exchange rates. The company manages these risks by using derivative financial instruments in accordance with established policies and procedures. FMC does not use derivative financial instruments for trading purposes.

     When FMC sells or purchases products or services outside the United States, transactions are frequently denominated in currencies other than U.S. dollars. At December 31, 1998, the foreign currencies to which the company had the most significant exchange rate exposure were the Brazilian real, Norwegian krone, British pound, Spanish peseta and German mark. Exposure to variability in currency exchange rates is mitigated, when possible, through the use of natural hedges, whereby purchases and sales in the same foreign currency and with similar maturity dates offset one another. Additionally, FMC initiates hedging activities by entering into foreign exchange forward contracts with third parties when the use of natural hedges is not possible. The maturity dates of the currency exchange agreements which provide hedge coverage are consistent with those of the underlying purchase or sales commitments.

     To monitor its currency exchange rate risks, the company uses a sensitivity analysis, which measures the impact on earnings of a 10 percent devaluation of the foreign currencies to which it has exposure. Based on its sensitivity analysis at December 31, 1998, excluding forward contracts entered into to sell Brazilian reais, fluctuations in currency exchange rates


                                                              FMC Corporation 29

Management's Discussion and Analysis

                            [PICTURE APPEARS HERE]

GLOBAL IS LOCAL With laboratories in Europe, Asia, and the United States, FMC's Food Ingredients business is poised to work with customers worldwide on applications technologies for fat-replacement and to provide texture, structure and stability to processed foods.

in the near term would not materially affect FMC's consolidated operating results, financial position or cash flows. During September 1998, the company entered into $65.0 million of forward contracts which mature in March 1999, to offset risks associated with the real-denominated portions of FMC's Brazilian investments. Subsequent to December 31, 1998, the Brazilian real experienced a devaluation. The company believes any losses from the decline in value of the company's real-denominated investments during the 1999 devaluation have been mitigated by the forward contracts. FMC's management believes that its hedging activities have been effective in reducing its risks related to currency exchange rate fluctuations.

     FMC utilizes interest rate swaps to manage its exposure to fluctuations in earnings due to changes in interest rates. The company's interest rate swap portfolio is an integral part of its risk management strategy and as such, all swaps are linked to an underlying debt obligation. At December 31, 1998, the company had in place one interest rate swap denominated in British pounds with a notional amount of (Pounds)25.0 million ($41.5 million at December 31, 1998) which matures in May 2000. The swap settles monthly, and the receive and pay rates are British pounds Libor and 6.9 percent, respectively.

     For more information on derivative financial instruments, see Notes 1 and 7 to the consolidated financial statements.

Impact of the Year 2000 Issue

The following discussion should be read in conjunction with the description of FMC's program for addressing potential Year 2000 ("Y2K") issues included in the company's quarterly report on Form 10-Q for the period ended September 30, 1998 ("Form 10-Q"). Any new or updated information contained herein supercedes the information contained in the Form 10-Q.

     The Y2K issue refers to the risk that systems, products and equipment using date-sensitive software or computer chips with two digit date fields will recognize a date using "00" as the year 1900 rather than the year 2000. This could result in systems failures, miscalculations and business interruptions that could have a materially adverse impact on the company.

     The company closely tracks progress against Y2K compliance plans throughout its businesses. A vital part of the company's compliance program is a detailed corporate audit process designed to ensure sound Y2K planning and effective execution at the business unit level.

     Of the systems the company has identified as critical, 10 percent are business application technology ("IT") systems, such as desktop PCs and telecommunications systems, and 90 percent are manufacturing and facilities systems, such as embedded technologies, process controls and programmable logic devices.

     The majority of the company's IT business applications are already Y2K-compliant, and the remainder will be before December 31, 1999. The company outsources most of its critical computing operations, including its network operations, to professional outsource service providers. The company has confirmed or is confirming that each of its outsourcers is either already Y2K-compliant or has a detailed program in place to achieve compliance within an acceptable time frame. Where appropriate, the company has participated in joint planning and coordination to ensure timely outsourcer compliance or to migrate FMC's processing to compliant platforms.

     With respect to its manufacturing and facilities systems, at December 31, 1998 approximately one-third of the company's projects, including all of the projects of two divisions, had been substantially completed. The remaining two-thirds of the company's projects, consisting of over 4,000 individual projects, were in progress at December 31, 1998, with approximately two-thirds of those projects in preparation for renovation and the remaining one-third already undergoing renovation, testing, or deployment. The company expects the majority of the remaining systems to be Y2K-compliant by June 30, 1999.

     The company expects that some funds budgeted for operating projects will be spent on Y2K compliance, and some previously planned non-critical projects may be deferred to future years. In addition, the company has accelerated certain system changes in its IT, manufacturing, and facility systems that might otherwise have been made at a later date in order to address Y2K issues. Through the end of 1998, the company has spent approximately $10 million on Y2K compliance, of which approximately half has been expensed and half capitalized. The company expects to incur approximately $7 million to $11 million in expense in 1999, and to capitalize approximately $4 million to $5 million of additional costs. FMC has not completed its estimates related to post-1999 spending.

30 FMC Annual Report

     The company is monitoring the compliance status of its priority suppliers and is developing contingency plans to enable critical operations to continue if significant Y2K issues persist into the Year 2000. The company's business divisions have either substantially completed or will complete these plans by March 31, 1999. In addition, each division is considering the need to increase inventories of key supplies and products through the fourth quarter of 1999 to minimize potential shortfalls that might result from suppliers' inability to provide products and services as a result of Y2K non-compliance.

     The costs of Y2K compliance and the dates by which the company plans to complete the Y2K modifications are based on management's best estimates, which were derived utilizing numerous assumptions of future events, including the continued availability of certain resources, third party modification plans, the company's ability to implement compliance in certain critical areas such as process safety, availability of Y2K-compliant replacement equipment from suppliers and other factors. However, there can be no guarantee that these estimates will be achieved, and actual results could differ materially from those plans. Specific factors that might cause such material differences include, but are not limited to, the availability and cost of personnel trained in this area, the ability to locate and correct all relevant computer codes, the availability and lead-time requirements for certain compliant equipment, and similar uncertainties.

     The severity of problems to be confronted by the company for partial or complete non-compliance of its own systems or those of its key suppliers, customers, or business partners will depend on a variety of factors that are currently unknown. Such problems, either individually (as in the case of a major utility outage) or in combination (for example, if several critical suppliers and backup sources fail to operate, or if infrastructure systems such as rail, road, or port systems fail) may have a materially adverse impact on the company's results of operations and financial condition.

Conversion to the Euro

On January 1, 1999, 11 European Union member states adopted the euro as their common national currency. From that date until January 1, 2002 (the transition period) either the euro or a participating country's present currency will be accepted as legal tender. Beginning on January 1, 2002, euro-denominated bills and coins will be issued, and by July 1, 2002, only euro currency will be used.

     FMC management continues to address the strategic, financial, legal and systems issues related to the various phases of transition. While the company does not believe the ultimate costs of conversion will be material to its earnings, cash flow or financial position, every effort is being made to address customer and business needs on a timely basis and anticipate and prevent any complications during the transition period.

                            [PICTURE APPEARS HERE]

JUST OUR TYPE For human genome research, scientists worldwide rely on reagents supplied by FMC's BioProducts business, based in Rockland, Maine.

                                                              FMC Corporation 31

Consolidated Statements of Income

---------------------------------------------------------------------------------------------------------------------
(In millions, except per share data)                                                 Year ended December 31
                                                                               1998            1997         1996
---------------------------------------------------------------------------------------------------------------------
Sales                                                                       $4,378.4       $4,259.0       $3,950.7
---------------------------------------------------------------------------------------------------------------------
Costs and expenses
Cost of sales                                                                3,244.0        3,136.8        2,849.8
Selling, general and administrative expenses                                   612.7          625.3          586.0
Research and development                                                       157.7          174.0          176.5
Asset impairments (Note 4)                                                        --          224.0             --
Restructuring and other charges (Note 4)                                          --           40.9             --
---------------------------------------------------------------------------------------------------------------------
Total costs and expenses                                                     4,014.4        4,201.0        3,612.3
---------------------------------------------------------------------------------------------------------------------
Income from continuing operations before minority interests, net interest expense, income taxes and cumulative effect
  of changes in accounting principles                                          364.0           58.0          338.4
---------------------------------------------------------------------------------------------------------------------
Minority interests                                                               6.2            8.9            9.6
Interest income                                                                 12.0            9.5           10.0
Interest expense                                                               120.3          118.3          103.0
---------------------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations before income taxes
  and cumulative effect of changes in accounting principles                    249.5          (59.7)         235.8
Provision for (benefit from) income taxes (Note 10)                             64.2          (35.2)          73.0
---------------------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations before cumulative
  effect of changes in accounting principles                                   185.3          (24.5)         162.8
Discontinued operations, net of income taxes (Note 3)                          (42.7)         191.4           47.9
---------------------------------------------------------------------------------------------------------------------
Income before cumulative effect of changes in accounting principles            142.6          166.9          210.7
Cumulative effect of changes in accounting principles, net
  of income taxes (Note 1)                                                     (36.1)          (4.5)            --
---------------------------------------------------------------------------------------------------------------------
Net income                                                                  $  106.5       $  162.4       $  210.7
---------------------------------------------------------------------------------------------------------------------
Basic earnings (loss) per common share (Note 1)
Continuing operations                                                       $   5.45       $  (0.67)      $   4.40
Discontinued operations (Note 3)                                               (1.26)          5.20           1.29
Cumulative effect of changes in accounting principles (Note 1)                 (1.06)         (0.12)            --
---------------------------------------------------------------------------------------------------------------------
                                                                            $   3.13       $   4.41       $   5.69
---------------------------------------------------------------------------------------------------------------------
Diluted earnings (loss) per common share (Note 1)
Continuing operations                                                       $   5.30       $  (0.67)       $  4.28
Discontinued operations (Note 3)                                               (1.22)          5.20           1.26
Cumulative effect of changes in accounting principles (Note 1)                 (1.03)         (0.12)            --
---------------------------------------------------------------------------------------------------------------------
                                                                            $   3.05       $   4.41       $   5.54
---------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.

32 FMC Annual Report

Consolidated Balance Sheets

-------------------------------------------------------------------------------------------------------------
(In millions, except share and par value data)                                               December 31
-------------------------------------------------------------------------------------------------------------
                                                                                       1998              1997
-------------------------------------------------------------------------------------------------------------
Assets
Current assets
Cash and cash equivalents                                                             $   61.7       $   62.7
Trade receivables, net of allowances of $11.9 in 1998 and $10.4 in 1997                  840.6          834.2
Inventories (Note 5)                                                                     517.7          524.1
Other current assets                                                                     136.4          210.4
Deferred income taxes (Note 10)                                                          125.3           84.2
-------------------------------------------------------------------------------------------------------------
Total current assets                                                                   1,681.7        1,715.6
Investments                                                                              186.5           35.9
Property, plant and equipment, net (Note 8)                                            1,727.5        1,679.3
Goodwill and intangible assets                                                           399.1          420.4
Other assets                                                                             118.9          174.1
Deferred income taxes (Note 10)                                                           52.7           87.8
-------------------------------------------------------------------------------------------------------------
Total assets                                                                          $4,166.4       $4,113.1
-------------------------------------------------------------------------------------------------------------
Liabilities and stockholders' equity
Current liabilities
Short-term debt (Note 9)                                                              $  150.6       $  186.4
Accounts payable, trade and other                                                        685.8          663.5
Accrued payroll                                                                          109.3          115.5
Other current liabilities                                                                383.3          362.3
Current portion of long-term debt (Note 9)                                                 4.7           14.0
Current portion of accrued pensions and other postretirement benefits (Note 13)           12.1           17.0
Income taxes payable (Note 10)                                                            66.1          105.8
-------------------------------------------------------------------------------------------------------------
Total current liabilities                                                              1,411.9        1,464.5
Long-term debt, less current portion (Note 9)                                          1,326.4        1,140.2
Accrued pensions and other postretirement benefits, less
 current portion (Note 13)                                                               228.1          246.5
Reserve for discontinued operations (Note 3)                                             237.4          231.3
Other liabilities                                                                        159.7          212.0
Minority interests in consolidated companies                                              73.5           58.0
Commitments and contingent liabilities (Notes 14 and 15)
-------------------------------------------------------------------------------------------------------------
Stockholders' equity (Note 12)
Preferred stock, no par value, authorized 5,000,000 shares;
 no shares issued in 1998 or 1997                                                           --             --
Common stock, $0.10 par value, authorized 130,000,000
 shares in 1998 and 60,000,000 shares in 1997;
 issued 38,188,586 shares in 1998 and 37,875,549 shares in 1997                            3.8            3.8
Capital in excess of par value of common stock                                           158.4          141.0
Retained earnings                                                                      1,075.7          969.2
Accumulated other comprehensive loss                                                    (134.1)        (135.7)
Treasury stock, common, at cost; 5,485,947 shares in 1998 and 2,951,573
 shares in 1997                                                                         (374.4)        (217.7)
-------------------------------------------------------------------------------------------------------------
Total stockholders' equity                                                               729.4          760.6
-------------------------------------------------------------------------------------------------------------
Total liabilities and stockholders' equity                                            $4,166.4       $4,113.1
-------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.

                                                              FMC Corporation 33

------------------------------------------------------------------------------------------------------------------------------------
Consolidated Statements of Cash Flows
------------------------------------------------------------------------------------------------------------------------------------
(In millions)
                                                                                                   Year ended December 31
                                                                                        1998             1997            1996
------------------------------------------------------------------------------------------------------------------------------------
Reconciliation from income (loss) from continuing operations before cumulative effect of changes in accounting principles to cash provided (required) by operating activities of continuing operations
Income (loss) from continuing operations before cumulative
 effect of changes in accounting principles                                            $ 185.3          $ (24.5)         $ 162.8
Adjustments to reconcile income (loss) from continuing operations before cumulative effect of changes in accounting principles to cash provided
 (required) by operating activities of continuing operations:
 Depreciation and amortization                                                           206.6            238.4            223.4
 Asset impairments (Note 4)                                                                 --            224.0               --
 Restructuring and other charges (Note 4)                                                   --             40.9               --
 Deferred income taxes                                                                    27.4            (15.8)            52.0
 Minority interests                                                                        6.2              8.9              9.6
 Other                                                                                   (13.3)           (21.2)            (6.4)
Changes in operating assets and liabilities:
 Trade receivables, net                                                                   (9.6)            73.1           (180.7)
 Inventories                                                                               8.2            (39.9)           (96.7)
 Other current assets and other assets                                                    77.4            (37.8)          (287.3)
 Accounts payable, accrued payroll, other current liabilities and other liabilities       (6.5)            97.6             77.7
 Income taxes payable                                                                    (22.1)            56.8             (3.3)
 Accrued pension and other postretirement benefits, net                                  (17.1)           (12.5)           (28.1)
-------------------------------------------------------------------------------------  ------------ ----------------  --------------
Cash provided (required) by operating activities of continuing operations                442.5            588.0            (77.0)
-------------------------------------------------------------------------------------  ------------ ----------------  --------------
Cash provided (required) by discontinued operations (Note 3)                             (61.6)           353.9            116.7
-------------------------------------------------------------------------------------  ------------ ----------------  --------------
Cash provided (required) by investing activities:
 Capital expenditures                                                                   (277.7)          (316.7)          (512.1)
 Disposal of property, plant and equipment                                                72.9             57.1             43.7
 (Increase) decrease in investments                                                     (159.2)            21.2             35.2
-------------------------------------------------------------------------------------  ------------ ----------------  --------------
Cash required by investing activities                                                   (364.0)          (238.4)          (433.2)
-------------------------------------------------------------------------------------  ------------ ----------------  --------------
Cash provided (required) by financing activities:
 Net increase (decrease) in short-term debt                                              (34.2)          (368.3)           127.0
 Net proceeds from issuance of (repayment of) commercial paper                           (10.1)          (252.3)            94.7
 Net increase (decrease) under credit facilities                                         (69.9)            60.6             84.2
 Increase in other long-term debt                                                        288.6             69.7            112.4
 Repayment of other long-term debt                                                       (37.3)           (18.9)           (37.5)
 Distributions to minority partners                                                       (5.3)            (8.0)            (6.9)
 Repurchases of common stock (Note 12)                                                  (156.7)          (209.0)            (0.1)
 Issuances of common stock                                                                17.4             21.6             20.4
-------------------------------------------------------------------------------------  ------------ ----------------  --------------
Cash provided (required) by financing activities                                          (7.5)          (704.6)           394.2
-------------------------------------------------------------------------------------  ------------ ----------------  --------------
Effect of exchange rate changes on cash and cash equivalents                             (10.4)           (11.0)             3.2
-------------------------------------------------------------------------------------  ------------ ----------------  --------------
Increase (decrease) in cash and cash equivalents                                          (1.0)           (12.1)             3.9
-------------------------------------------------------------------------------------  ------------ ----------------  --------------
Cash and cash equivalents, beginning of year                                              62.7             74.8             70.9
-------------------------------------------------------------------------------------  ------------ ----------------  --------------
Cash and cash equivalents, end of year                                                 $  61.7          $  62.7          $  74.8
-------------------------------------------------------------------------------------  ------------ ----------------  --------------

Supplemental cash flow information: Income taxes paid (including taxes paid related to Defense Systems operations), net of refunds, were $65.4 million, $46.0 million and $47.1 million for 1998, 1997 and 1996, respectively. Interest payments, excluding amounts capitalized (Note 1), for 1998, 1997 and 1996 were $115.6 million, $112.0 million and $94.9 million, respectively.

The accompanying notes are an integral part of the consolidated financial statements.

34 FMC Annual Report

------------------------------------------------------------------------------------------------------------------------------------
Consolidated Statements of Changes in Stockholders' Equity
------------------------------------------------------------------------------------------------------------------------------------
(In millions, except par value)
                                                                                       Accumulated
                                                   Common     Capital                        other
                                             stock, $0.10   in excess    Retained    comprehensive    Treasury     Comprehensive
                                                par value      of par    earnings     income (loss)      stock            income
------------------------------------------------------------------------------------------------------------------------------------
Balance December 31, 1995                            $3.7      $ 99.7    $  596.1          $ (36.8)    $  (9.2)        $210.7

Net income                                                                  210.7
Stock options exercised (Note 11)                                20.4
Purchases of treasury shares (Note 12)                                                                    (0.1)
Foreign currency translation adjustment
  (Note 6)                                                                                   (28.7)                     (28.7)
------------------------------------------------------------------------------------------------------------------------------------
Balance December 31, 1996                             3.7       120.1       806.8            (65.5)       (9.3)        $182.0
                                                                                                                       ------
Net income                                                                  162.4                                      $162.4
Stock options exercised (Note 11)                     0.1        20.3
Purchases of treasury shares (Note 12)                                                                  (209.0)
Shares reissued                                                   0.6                                      0.6
Foreign currency translation adjustment
  (Note 6)                                                                                   (70.2)                     (70.2)
------------------------------------------------------------------------------------------------------------------------------------
Balance December 31, 1997                             3.8       141.0       969.2           (135.7)     (217.7)        $ 92.2
                                                                                                                       ------
Net income                                                                  106.5                                      $106.5
Stock options and awards exercised (Note 11)                     17.4
Purchases of treasury shares (Note 12)                                                                  (156.7)
Foreign currency translation adjustment
  (Note 6)                                                                                     1.6                        1.6
------------------------------------------------------------------------------------------------------------------------------------
Balance December 31, 1998                            $3.8      $158.4    $1,075.7          $(134.1)    $(374.4)        $108.1
------------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.

                                                              FMC Corporation 35

--------------------------------------------------------------------------------
Geographic Segment Information
--------------------------------------------------------------------------------

Sales                                                Year ended December 31

(In millions)                                      1998       1997       1996
--------------------------------------------------------------------------------
Third party sales (by location of customer)
--------------------------------------------------------------------------------
United States                                    $1,909.1    $1,823.7   $1,731.0
All other countries                               2,469.3     2,435.3    2,219.7
--------------------------------------------------------------------------------
Total sales                                      $4,378.4    $4,259.0   $3,950.7
--------------------------------------------------------------------------------

Long-lived assets                                                 December 31

(In millions)                                                    1998       1997
--------------------------------------------------------------------------------
United States                                                $1,431.9   $1,263.5
All other countries                                             601.0      625.8
--------------------------------------------------------------------------------
Total long-lived assets                                      $2,032.9   $1,889.3
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
Other Industry Segment Information
--------------------------------------------------------------------------------

                                                               Depreciation                   Research and
                               Capital expenditures          and amortization              development expense
-------------------------------------------------------------------------------------------------------------------
                               Year ended December 31        Year ended December 31        Year ended December 31

(In millions)                  1998      1997     1996     1998       1997       1996     1998      1997      1996
-------------------------------------------------------------------------------------------------------------------
Energy Systems                $ 42.2    $ 35.4   $ 30.9   $ 35.6    $ 36.4     $ 32.6    $ 24.7    $ 20.0    $ 17.4
Food and Transportation
  Systems                       28.9      29.7     56.6     26.6      28.4       25.3      26.0      26.7      24.1
Agricultural Products           37.4      44.5     76.4     26.6      28.5       21.7      60.2      73.9      78.3
Specialty Chemicals             60.5      84.7    142.6     34.9      39.3       37.6      28.0      35.2      34.8
Industrial Chemicals           102.3     112.6    167.5     73.5      92.6       91.6      18.6      18.2      20.4
Corporate                        6.4       9.8     38.1      9.4      13.2       14.6       0.2        --       1.5
-------------------------------------------------------------------------------------------------------------------
Total                         $277.7    $316.7   $512.1   $206.6    $238.4     $223.4    $157.7    $174.0    $176.5
-------------------------------------------------------------------------------------------------------------------

Descriptions of the company's industry segments are on pages 18 through 21 of this annual report. Sales, income (loss) from continuing operations before income taxes and cumulative effect of changes in accounting principles, assets and operating capital employed by industry segment are on pages 16 and 17.
--------------------------------------------------------------------------------

Order backlog (unaudited)                                    December 31
--------------------------------------------------------------------------------
(In millions)                                          1998      1997     1996
--------------------------------------------------------------------------------
Energy Systems                                        $877.9    $749.6   $657.1
Food and Transportation Systems                       $256.0    $239.2   $265.9
--------------------------------------------------------------------------------

Backlogs are not reported for Agricultural Products, Specialty Chemicals or Industrial Chemicals due to the nature of these businesses.

--------------------------------------------------------------------------------

36  FMC Annual Report

--------------------------------------------------------------------------------
Other Supplemental Information
--------------------------------------------------------------------------------
Quarterly financial information (unaudited)

(In millions, except per share and common stock data)                 1998                                 1997
---------------------------------------------------------------------------------------------------------------------------------
                                                       1st       2nd      3rd       4th       1st      2nd       3rd       4th
                                                       Qtr.      Qtr.     Qtr.      Qtr.      Qtr.     Qtr.      Qtr.      Qtr.
---------------------------------------------------------------------------------------------------------------------------------
Sales                                               $1,022.4  $1,129.4  $1,110.7  $1,115.9  $  992.9  $1,134.3  $1,059.4 $1,072.4
Income (loss) from continuing operations
 before minority interests, net interest
 expense, income taxes and cumulative
 effect of changes in accounting
 principles                                         $   61.7  $  120.3  $  105.8  $   76.2  $   60.3  $  111.1  $  103.2 $ (216.6)
Income (loss) from continuing operations
 before cumulative effect of changes in
 accounting principles                              $   26.8  $   67.6  $   55.4  $   35.5  $   21.2  $   60.6   $  55.1 $ (161.4)
Income (loss) from discontinued
 operations, net of income taxes                          --        --        --     (42.7)     18.8      12.1       7.8    152.7
---------------------------------------------------------------------------------------------------------------------------------
Income (loss) before cumulative effect
 of changes in accounting principles                $   26.8  $   67.6  $   55.4  $   (7.2) $   40.0  $   72.7   $  62.9 $   (8.7)
Cumulative effect of changes
 in accounting principles                              (36.1)       --        --        --        --        --        --     (4.5)
---------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                   $   (9.3) $   67.6  $   55.4  $   (7.2) $   40.0  $   72.7   $  62.9 $  (13.2)
---------------------------------------------------------------------------------------------------------------------------------
Basic net income (loss) per common share:
 Income (loss) before cumulative effect
   of changes in accounting principles              $   0.77  $   1.95  $   1.64  $  (0.22) $   1.07  $   1.95   $  1.69 $  (0.24)
 Cumulative effect of changes in
   accounting principles                               (1.04)       --        --        --        --        --        --    (0.13)
---------------------------------------------------------------------------------------------------------------------------------
                                                    $  (0.27) $   1.95  $   1.64  $  (0.22) $   1.07  $   1.95   $  1.69 $  (0.37)
---------------------------------------------------------------------------------------------------------------------------------
Diluted net income (loss) per common share:
 Income (loss) before cumulative effect
   of changes in accounting principles              $   0.75  $   1.89  $   1.60  $  (0.21) $   1.05  $   1.90   $  1.63 $  (0.24)
 Cumulative effect of changes in
   accounting principles                               (1.01)       --        --        --        --        --        --    (0.13)
---------------------------------------------------------------------------------------------------------------------------------
                                                    $  (0.26) $   1.89  $   1.60  $  (0.21) $   1.05  $   1.90   $  1.63 $  (0.37)
---------------------------------------------------------------------------------------------------------------------------------
Common stock prices:
 High                                               $ 78 5/8  $82 3/16  $69 7/16  $ 60 1/2  $ 72 1/8  $79 1/16   $90 5/8 $ 89 1/2
 Low                                                $ 62 1/4  $ 66 1/2  $50 9/16  $ 48 1/4  $ 61 1/4  $ 59 5/8   $78 5/8 $ 64 1/4
---------------------------------------------------------------------------------------------------------------------------------

Significant transactions that affected quarterly results in 1998 and 1997 are described in Notes 1, 2, 3 and 4 to the consolidated financial statements.

Quarterly earnings per common share may differ from full-year amounts due to changes in the number of shares outstanding during the year.
--------------------------------------------------------------------------------

                                                             FMC Corporation  37

Notes to Consolidated Financial Statements

Note 1 Principal Accounting Policies

Nature of operations. FMC Corporation ("FMC" or "the company") is a diversified producer of chemicals, machinery and other products for industry and agriculture. Further descriptions of FMC's products, its principal markets and the relative significance of its operations are included in this annual report in Products and Markets on pages 18 through 21 and in the Industry Segment Data on pages 16 and 17.

Reclassifications. Certain prior period amounts have been reclassified to conform with the current period's presentation.

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

Consolidation. The consolidated financial statements include the accounts of FMC and all significant majority-owned subsidiaries and ventures except those excluded because control is restricted or temporary in nature. All material intercompany accounts and transactions are eliminated in consolidation.

Investments. Investments in companies in which FMC's ownership interest is 50 percent or less and in which FMC exercises significant influence over operating and financial policies, and majority-owned investments in which FMC's control is restricted or temporary in nature are accounted for using the equity method after eliminating the effects of any material intercompany transactions. All other investments are carried at their fair values or at cost, as appropriate.

Cash equivalents. The company considers investments in all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

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

Inventory costs include those costs directly attributable to products prior to sale, including all manufacturing overhead but excluding costs to distribute.

Property, plant and equipment. Property, plant and equipment, including capitalized interest, is recorded at cost. Depreciation for financial reporting purposes is provided principally on the straight-line basis over the estimated useful lives of the assets (land improvements--20 years, buildings--20 to 50 years, and machinery and equipment--3 to 18 years). Gains and losses are reflected in income upon sale or retirement of assets. Expenditures that extend the useful lives of property, plant and equipment or increase productivity are capitalized.

Under generally accepted accounting principles the company is required to periodically evaluate the useful lives of its plants and equipment. As a result of a current study, the company expects to extend the depreciable lives of certain assets in the first quarter of 1999. The new lives will be within the ranges disclosed above.

The company periodically evaluates the recoverability of property, plant and equipment net book values, particularly in the case of a change in business circumstances or other triggering events, based on expected future undiscounted cash flows for the asset or group of assets. As described further in Note 4, the company recognized significant impairments of certain long-lived assets during the fourth quarter of 1997. The company believes that no material impairment of long-lived assets exists at December 31, 1998.

Capitalized interest. Interest costs of $4.4 million in 1998 ($6.6 million in 1997 and $15.5 million in 1996) associated with the construction of certain long-lived assets have been capitalized as part of the cost of those assets and are being amortized over the assets' estimated useful lives.

Deferred costs and other assets. Effective January 1, 1998, pre-operating, organizational and start-up costs directly related to, and incurred in the start-up phase of, major new manufacturing facilities are expensed as incurred. (See Accounting standards adopted below.) Deferred start-up costs totaling $46.5 million were a component of other assets at December 31, 1997 and were charged to expense on January 1, 1998 as the cumulative effect of a change in accounting principle.

The company capitalizes certain costs related to the development of software for internal use. Such costs are amortized over periods not exceeding the expected life of software technology (three to seven years). Recoverability of deferred software costs is assessed on an ongoing basis and writedowns to net realizable value are recorded as necessary. Capitalized software costs totaling $58.5 million and $58.0 million at December 31, 1998 and 1997, respectively, are components of other assets, which also include anticipated environmental recoveries (Note 14), bond discounts and other deferred charges.

Goodwill and intangible assets. Goodwill and identifiable intangible assets (such as trademarks) are amortized on a straight-line basis over their estimated useful or legal lives, not exceeding 40 years. At each balance sheet date, the company evaluates the recoverability of goodwill based on expected future undiscounted cash flows for each operation having a significant goodwill balance. The company believes that no goodwill or intangible assets are materially impaired at December 31, 1998.

Accounts payable. Amounts advanced by customers as deposits on orders not yet billed and progress payments on contracts-in-progress are recorded as accounts payable ($175.7 million at December 31, 1998 and $130.6 million at December 31,
1997).

Revenue recognition for contracts-in-progress. Sales are recorded for most production contracts as deliveries are made. A smaller portion of production contracts use the percentage-of-completion method. Losses are provided for contracts-in-progress in the period in which such losses become probable.

Income taxes. Current income taxes are provided on income reported for financial statement purposes adjusted for transactions that do not enter into the computation of income taxes payable. Deferred tax liabilities and assets are recognized for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Income taxes are not provided for the equity in undistributed earnings of foreign subsidiaries or affiliates when it is management's intention that such earnings will remain invested in those companies. Taxes are provided in the year the decision is made to repatriate the earnings.

38 FMC Annual Report

Foreign currency translation. Assets and liabilities of most foreign operations are translated at exchange rates in effect at year-end, and their income statements are translated at the average monthly exchange rates prevailing during the year. Translation gains and losses are accumulated in a separate component of stockholders' equity until the foreign entity is sold or liquidated. For operations in highly inflationary countries and where the local currency is not the functional currency, inventories, property, plant and equipment, and other noncurrent assets are converted to U.S. dollars at historical exchange rates, and all gains or losses from conversion are included in net income.

Derivative financial instruments and foreign currency transactions. The company uses derivative financial instruments selectively to offset exposure to market risks arising from changes in foreign exchange rates and interest rates. Derivative financial instruments currently utilized by the company primarily include foreign currency forward contracts. Contracts are executed centrally to minimize transaction costs on currency conversions and minimize losses due to adverse changes in foreign currency markets. The company evaluates and monitors consolidated net exposures by currency and maturity, and external derivative financial instruments correlate with that net exposure in all material respects.

Gains and losses on hedges of existing assets and liabilities are included in the carrying amounts of those assets or liabilities and are ultimately recognized in income when those carrying amounts are converted. Gains and losses related to hedges of firm commitments are also deferred and included in the basis of the transaction when it is completed. Gains and losses on unhedged foreign currency transactions are included in income as part of cost of sales. Gains and losses on derivative financial instruments which protect the company from exposure in a particular currency, but do not currently have a designated underlying transaction, are also included in income as part of cost of sales. If a hedged item matures, is sold, extinguished, or terminated, or is related to an anticipated transaction that is no longer likely to take place, the derivative financial instrument is closed out and the related gain or loss is included in income as part of cost of sales.

Cash flows from hedging contracts are reported in the statements of cash flows in the same categories as the cash flows from the transactions being hedged.

Treasury stock. Shares of common stock repurchased under the company's stock repurchase plans are recorded at cost as treasury stock and result in a reduction of stockholders' equity in the consolidated balance sheet. When the treasury shares are reissued under FMC's stock compensation plans, the company uses a FIFO method for determining cost. The difference between the cost of the shares and the reissuance price is added to or deducted from capital in excess of par value of common stock.

Earnings (loss) per common share ("EPS"). Basic EPS is computed by dividing net income (loss) by the weighted average number of shares of common stock outstanding during the year. Diluted EPS is computed by dividing net income
(loss) by the weighted average number of shares of common stock outstanding during the year plus the weighted average number of additional common shares that would have been outstanding during the year if potentially dilutive common shares had been issued under the company's stock compensation plans. The weighted average numbers of shares outstanding used to calculate the company's annual EPS are as follows:

-------------------------------------------------------------------------------
(In thousands)             1998              1997                1996
--------------------------------------------------------------------------------
Basic EPS                 34,007            36,805              37,024
Diluted EPS               34,939            36,805              38,058
--------------------------------------------------------------------------------

The company's loss from continuing operations in 1997 results in an antidilutive effect in the calculation of diluted EPS. Accordingly, the potential common shares that cause the antidilutive effect have been omitted from the calculation of 1997 diluted EPS.

During January 1999, FMC repurchased an additional 136,900 common shares, and will continue to repurchase common shares during 1999 under its stock repurchase plan.

Segment information. Effective December 31, 1998, FMC adopted Statement of Financial Accounting Standards ("SFAS") No. 131, "Disclosures about Segments of an Enterprise and Related Information", with respect to segment reporting. As a result, FMC has changed the number and composition of its segments. The prior periods have been restated and are presented on a comparable basis. Certain disclosures, especially those related to geographic segments, have also been revised in accordance with SFAS No. 131 for all periods presented.

The company's determination of its reportable segments on the basis of its strategic business units and the commonalities among the products and services within each segment, corresponds to the manner in which the company's management reviews and evaluates operating performance. The company has combined certain similar operating segments that meet applicable criteria established under SFAS No. 131. Energy Systems supplies drilling, engineering, metering and subsea products and systems and related services to the oil and gas exploration industry. Food and Transportation Systems businesses provide automated processing and handling equipment to consumer-based industries. Agricultural Products produces crop protection and pest control chemicals for worldwide markets. Specialty Chemicals develops and manufactures highly-specialized chemical products used in food, pharmaceutical and personal care products. Industrial Chemicals provides commodity-based chemicals produced in large quantities to industrial consumers. Industry segment data is included on pages 16 and 17.

Segment operating profit is defined as total revenue less operating expenses. The following items have been excluded in computing segment operating profit: corporate staff expense, interest income and expense associated with corporate debt facilities and investments, income taxes, significant gains or losses on abnormal retirements of assets, restructuring and other charges (Note 4), asset impairments (Note 4), the 1995 gain on the sale of FMC Wyoming stock (Note 2), LIFO inventory adjustments and other income and expense items.

Segment assets and liabilities are those assets and liabilities that are recorded and reported by segment operations. Segment operating capital employed represents segment assets less segment liabilities. Segment assets exclude corporate and other assets, which are principally cash equivalents, LIFO reserves, deferred income tax benefits, eliminations of intercompany receivables and property and equipment not attributable to a specific segment. Segment liabilities exclude substantially all debt, income taxes, pension and other postretirement benefit liabilities, restructuring reserves, intercompany eliminations and reserves for discontinued operations.

Geographic segment sales represent sales by location of the company's customers. Geographic segment long-lived assets include investments, net property, plant and equipment, and other non-current assets. Geographic segment data is included on page 36.

                                                              FMC Corporation 39

Notes to Consolidated Financial Statements

Environmental obligations. The company provides for environmental-related obligations when they are probable and amounts can be reasonably estimated. Where the available information is sufficient to estimate the amount of liability, that estimate has been used; where the information is only sufficient to establish a range of probable liability and no point within the range is more likely than any other, the lower end of the range has been used.

Estimated obligations to remediate sites that involve the United States Environmental Protection Agency ("EPA"), or similar government agencies, are generally accrued no later than when a Record of Decision, or equivalent, is issued, or upon completion of a Remedial Investigation/Feasibility Study ("RI/FS") that is accepted by FMC and the appropriate government agency or agencies. Estimates are reviewed quarterly by the company's Environment, Health, Safety and Toxicology organization, as well as by financial and legal management and, if necessary, adjusted as additional information becomes available. The estimates can change substantially as additional information becomes available regarding the nature or extent of site contamination, required remediation methods, and other actions by or against governmental agencies or private parties.

The company's environmental liabilities for continuing and discontinued operations are principally for costs associated with the remediation and/or study of sites at which the company is alleged to have disposed of hazardous substances. Such costs include, among other items, RI/FS, site remediation, costs of operation and maintenance of the remediation plan, fees to outside law firms and consultants for work related to the environmental effort, and future monitoring costs. Estimated site liabilities are determined based upon existing remediation technologies, specific site consultants' engineering studies or by extrapolating experience with environmental issues at comparable sites.

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

Accounting standards adopted. The company adopted AICPA Statement of Position ("SOP") No. 98-5, "Reporting on the Costs of Start-Up Activities", effective January 1, 1998. SOP No. 98-5 requires that costs of start-up activities, including organizational costs, be expensed as incurred. In conjunction with the adoption, the company charged $46.5 million ($36.1 million after tax, or $1.03 per share on a diluted basis) to expense, which was reported as the cumulative effect of a change in accounting principle. The expense represented the write-off of costs related to the start-up of manufacturing at the Salar del Hombre Muerto lithium facility in Argentina, the Baltimore, Maryland, sulfentrazone facility, and the Bayport, Texas, hydrogen peroxide plant expansion.

During the quarter ended March 31, 1998, the company adopted SFAS No. 130, "Reporting Comprehensive Income". SFAS No. 130 establishes standards for the reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. Comprehensive income includes all changes in stockholders' equity during the period except those resulting from investments by owners and distributions to owners.

The company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", for the period ended December 31, 1998. (See Segment information above.)

Effective December 31, 1998, the company adopted SFAS No. 132, "Employers' Disclosures About Pensions and Other Postretirement Benefits". SFAS No. 132 revises employers' disclosures about pensions and other postretirement benefit plans. The required disclosures are included in Note 13.

In the fourth quarter of 1997, the company adopted the requirements of the Emerging Issues Task Force consensus on Issue No. 97-13 ("EITF 97-13"), "Accounting for Costs Incurred in Connection with a Consulting Contract or an Internal Project That Combines Business Process Reengineering and Information Technology Transformation". In conjunction with the adoption, the company charged $7.6 million ($4.5 million after tax, or $0.12 per share on a diluted basis) to expense, which was reported as the cumulative effect of a change in accounting principle. The expense represented the write-off of business process reengineering costs capitalized prior to October 1, 1997. Had the consensus in EITF 97-13 been applied historically by the company, net income in 1997 and 1996 would have been $166.6 million ($4.53 per share on a diluted basis) and $210.0 million ($5.52 per share), respectively.

Accounting standard not adopted. SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", is effective for financial statements for fiscal years beginning after June 15, 1999, but may be adopted in earlier periods. SFAS No. 133 will require the company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative will either be offset against the change in fair value of the hedged item through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be recognized in earnings immediately. The company is evaluating the new standard's provisions and has not yet determined the date on which it will adopt the standard or what the effect of SFAS No. 133 will be on the earnings and the financial position of the company.

40 FMC Annual Report

Note 2 Business Combinations and Divestitures

Acquisitions. In August 1998, the company acquired a majority of the common stock of CBV Industria Mecanica S.A. ("CBV"), the leading wellhead manufacturer in Brazil. With the acquisition and its previous minority equity position, the company owns 90 percent of CBV's voting shares. The company also acquired a minority position in CBV's preferred shares, and issued a tender offer on December 29, 1998, for the remaining preferred shares, the majority of which were tendered in January 1999. CBV's operations are included in the company's Energy Systems segment.

In June 1996, FMC acquired all of the common shares of Frigoscandia Equipment Holding AB ("Frigoscandia"), a wholly owned subsidiary of ASG AB, for approximately $165 million plus acquisition costs and debt assumed. Frigoscandia is a leading worldwide manufacturer of industrial freezers, ovens, fryers and other equipment for the food processing industry. Frigoscandia's operations are included in the company's Food and Transportation Systems segment. In conjunction with the acquisition of Frigoscandia, goodwill and other intangible assets of $164.4 million were recorded during 1996.

The company also completed a number of smaller acquisitions and joint ventures during the years ended December 31, 1998, 1997 and 1996.

These acquisitions were accounted for using the purchase method of accounting and, accordingly, the purchase prices have been allocated to the assets acquired and liabilities assumed based on the estimated fair values of such assets and liabilities at the date of acquisition. The excess of the purchase prices over the fair values of the net tangible assets acquired has been recorded as intangible assets, primarily goodwill, which are amortized over periods ranging from 15 to 40 years.

The purchase prices for all the aforementioned acquisitions were satisfied from cash flows from operations and short-term and long-term financing. Results of operations of the acquired companies have been included in the company's consolidated statements of income from the respective dates of acquisition.

Dispositions. In July 1998, the company completed the sale of Crosby Valve to a subsidiary of Tyco International Ltd. for cash and Tyco International Ltd. ("Tyco") preferred stock. The preferred stock is guaranteed by Tyco and can be put to either the issuing subsidiary or Tyco three years after issuance. FMC realized an immaterial gain on the sale. Crosby Valve was included in the Energy Systems segment.

The company sold its Defense Systems operations in 1997 and FMC Gold Company in 1996 (Note 3).The company also completed a number of smaller divestitures during the years ended December 31, 1998, 1997 and 1996.

Joint ventures and investments. Since July 1995, Sumitomo Corporation and Nippon Sheet Glass Company, Ltd. have owned 20 percent of the common stock of FMC Wyoming Corporation, FMC's soda ash business. The company retains 80 percent of the common stock, and management control, of FMC Wyoming Corporation.

During the fourth quarter of 1996, FMC sold its 27 percent interest in Tokai Denka Kogyo, a Japanese hydrogen peroxide joint venture, resulting in a gain of $24.1 million ($6.5 million after tax).

Note 3 Discontinued operations

The company's results of discontinued operations for the years ended December 31, 1998, 1997 and 1996 comprise the following:

--------------------------------------------------------------------------
(In millions)                                1998       1997      1996
--------------------------------------------------------------------------
Provision for liabilities related
 to previously discontinued
 operations (net of income
 tax benefits of $27.3 in
 1998, $18.0 in 1997 and
 $15.6 in 1996)                              $(42.7)    $(27.0)   $(23.4)

Gain on sale of Defense Systems
 operations (net of income
 taxes of $138.7)                                --      179.7        --

Income from operations of
 Defense Systems segment
 through August 25, 1997
 (net of income taxes of
 $25.5 in 1997 and $31.6
 in 1996)                                        --       38.7      55.3

Gain on disposal of FMC Gold
 Company (including income
 tax benefit of $10.3)                           --         --      19.7

Loss from operations of Precious
 Metals segment through
 July 31, 1996 (net of income
 tax benefit of $1.9)                            --         --      (3.7)
--------------------------------------------------------------------------
Discontinued operations,
 net of income taxes                         $(42.7)    $191.4    $ 47.9
==========================================================================

Sale of Defense Systems operations. On October 6, 1997, FMC, Harsco Corporation and Harsco UDLP Corporation (together with Harsco Corporation, "Harsco") sold United Defense, L.P. ("United Defense" or "UDLP") and certain other assets to an affiliate of The Carlyle Group ("Carlyle") for $850.0 million. FMC was the managing general partner and 60 percent owner of United Defense, and Harsco owned the remaining 40 percent. United Defense supplies ground combat and naval weapons to the U.S. and military customers around the world.

The gross sale proceeds to FMC and Harsco consisted of $800.0 million cash and a $50.0 million, 8.75 percent note receivable to FMC from Carlyle. Of the estimated proceeds, FMC received $460.0 million in cash (subject to adjustment based on certain closing balance sheet items) and recognized a gain on the transaction of $318.4 million ($179.7 million after tax) during the fourth quarter of 1997. During the third quarter of 1998, all parties to the transaction reached an agreement on closing balance sheet adjustments, and FMC collected the note receivable net of an immaterial cash settlement to reflect those adjustments. The final settlement did not result in any adjustment to FMC's previously recorded gain. FMC used cash proceeds from the sale to retire variable rate debt and commercial paper and contribute toward its common stock repurchase program.

Sales of the Defense Systems segment were $918.9 million for the period from January 1, 1997 through August 25, 1997 and $1,018.8 million for the year ended December 31, 1996.

Sale of Precious Metals operations. In July 1996, FMC commenced a secondary offering of substantially all of FMC's interest in FMC Gold Company following a reincorporation of FMC Gold Company in Canada under the name Meridian Gold Inc.

                                                              FMC Corporation 41

Notes to Consolidated Financial Statements

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

Sales of the Precious Metals segment were $41.3 million for the seven months ended July 31, 1996.

Reserve for discontinued operations. In the fourth quarter of 1998, FMC provided $70.0 million ($42.7 million after tax) for environmental costs net of anticipated recoveries of $19.8 million. The majority of the charge relates to an agreement in principle that the company has reached with the EPA and the U.S. Department of Justice regarding settlement of past costs and future clean-up work at the discontinued fiber manufacturing site in Front Royal, Virginia (Note
14).

In the fourth quarter of 1997, FMC provided $45.0 million ($27.0 million after tax) for environmental costs at discontinued operations sites based on the company's quarterly assessment of future remediation costs.

In the third quarter of 1996, the company recorded a charge of $39.0 million ($23.4 million after tax) to increase reserves related to operations discontinued by the company between 1976 and 1984. These additional reserves resulted primarily from an increase in the company's actuarially-determined estimate of product liability and in other potential claims principally related to the discontinued Construction Equipment and Chlor-Alkali businesses.

Disposal of assets related to discontinued operations has been completed in accordance with plans adopted within one year of the measurement dates. In addition to the 1997 sale of the company's Defense Systems operations and the 1996 sale of FMC Gold Company, residual liabilities relate to operations discontinued between 1976 and 1984--primarily the Film, Fiber, Chlor-Alkali, Power Transmission and Construction Equipment businesses. Most residual liabilities are of a long-term nature and will be settled over a number of years. Liabilities remaining with FMC total $237.4 million at December 31, 1998 ($231.3 million at December 31, 1997) and comprise $112.7 million (net of $85.4 million in anticipated third party recoveries) for environmental remediation and study obligations, most of which relate to former chemical plant sites; $54.0 million for product liability and other potential claims principally related to the discontinued Construction Equipment business; $61.8 million for retiree benefits provided to employees of former chemical businesses and the Construction Equipment business; and $8.9 million related to the sale of the Defense Systems operations.

The company uses actuarial methods, to the extent practicable, to monitor the adequacy of product liability and retiree benefit reserves on an ongoing basis. The environmental liabilities are subject to the environmental accounting and review practices described in Notes 1 and 14. While the amounts required to settle the company's liabilities for discontinued operations could ultimately differ materially from the estimates used as a basis for recording these liabilities, management believes that changes in estimates or required expenditures for any individual cost component will not have a material adverse impact on the company's liquidity or financial condition in any single year and that, in any event, such costs will be satisfied over many years. Spending in 1998, 1997 and 1996, respectively, included $22.0 million, $25.9 million and $9.4 million for environmental obligations, net of recoveries; $20.1 million, $10.2 million and $8.2 million for product liability and other claims; and $6.3 million, $4.5 million and $3.5 million for retiree benefits. Additionally, $15.5 million of assets related to UDLP were charged against previously-established reserves in 1998.

Note 4 Asset Impairments and
Restructuring and Other Charges

FMC recorded pretax charges of $264.9 million ($180.9 million after tax, or $4.92 per share on a diluted basis) in the fourth quarter of 1997. Of this amount, $224.0 million ($154.0 million after tax, or $4.19 per share) related to asset impairments primarily in the phosphorus chemicals and process additives businesses, and $40.9 million ($26.9 million after tax, or $0.73 per share) was provided to cover restructuring and other activities in several businesses. Restructuring and other reserves related to the 1997 charge totaled $12.3 million and $29.3 million at December 31, 1998 and 1997, respectively. Restructuring spending in 1998, 1997 and 1996 was $41.1 million, $13.7 million and $14.7 million, respectively.

In the phosphorus chemicals business, asset impairments of $120.0 million were based on recently increased environmental capital cost estimates and difficult market conditions resulting from increased international competition. The increased capital costs include environmental projects to reduce air emissions and meet waste handling and waste pond treatment requirements at the company's Pocatello, Idaho, facility (Note 14).

In the United Kingdom-based process additives business, asset impairments of $46.0 million, including the impairment of $19.8 million of goodwill, reflected lower expected future cash flows resulting from increased market competition in the flame retardant and water treatment businesses, as well as the strength of the British pound.

Additional asset impairments of $58.0 million primarily related to a partial re-engineering of the Authority herbicide plant, certain assets at both the lithium facility in North Carolina and the food ingredients facility in Cork, Ireland, and unused patents in the airport products business.

The fair values of impaired assets were determined using discounted cash flow models and assumptions based on management's estimates.

Restructuring charges in 1997 of $26.0 million related primarily to the Agricultural Products business ($10.0 million), the FMC FoodTech businesses ($7.0 million), and the Crosby industrial valve business ($6.0 million). Other charges of $14.9 million consisted of various one-time write-offs and other restructuring costs.

Note 5 Inventories

Inventories are recorded at the lower of cost or market value. The current replacement costs of inventories exceeded their recorded values by $283.0 million at December 31, 1998 and $283.8 million at December 31, 1997. During 1998, 1997 and 1996 there were no reductions in LIFO inventories which were carried at lower than prevailing costs.

42 FMC Annual Report

Note 6 Foreign Currency

Net income for 1998, 1997 and 1996 included an aggregate foreign currency loss of $7.7 million and gains of $0.8 million and $2.3 million, respectively. European currencies were fairly stable against the U.S. dollar in 1998 while the Canadian dollar and Mexican peso weakened. Certain Southeast Asian currencies stabilized somewhat although others continue to be extremely volatile. The Japanese yen reversed the trend of the last few years and strengthened. Subsequent to December 31, 1998, the Brazilian real experienced a devaluation. The U.S. dollar strengthened significantly against most currencies in 1997 while European currencies were mixed against the U.S. dollar in 1996. The Japanese yen and Mexican peso weakened during 1996.

The following table presents the foreign currency adjustments to key balance sheet categories and the offsetting adjustments to accumulated other comprehensive income or to income. Interest earned on foreign cash and cash equivalents and debt service costs are classified as interest income and interest expense, respectively, and are not included in the table. In addition, foreign currency impacts on cash and cash equivalents and debt in hyperinflationary economies are netted against interest income and expense and are also not shown in the table.

------------------------------------------------------------------------
                                                Gains (Losses)
------------------------------------------------------------------------
(In millions)                            1998        1997      1996
------------------------------------------------------------------------
Cash and cash equivalents              $(10.4)     $(11.0)    $  3.2
Other working capital                    (1.5)      (19.5)       1.7
Property, plant & equipment, net          2.5       (38.5)      (1.3)
Investments                              (2.4)       (3.0)     (17.8)
Debt                                      1.6         1.5       (7.3)
Other                                     4.1         1.1       (4.9)
------------------------------------------------------------------------
                                       $ (6.1)     $(69.4)    $(26.4)
========================================================================
Accumulated other
  comprehensive income (loss)          $  1.6      $(70.2)    $(28.7)
Gain (loss) in income                    (7.7)        0.8        2.3
------------------------------------------------------------------------
                                       $ (6.1)     $(69.4)    $(26.4)
========================================================================

Note 7 Financial Instruments

Fair value disclosures. The carrying amounts of cash and cash equivalents, trade receivables, other current assets, accounts payable and amounts included in investments and accruals meeting the definition of a financial instrument approximate fair value. The carrying values and related estimated fair values for the company's remaining financial instruments are as follows:

-------------------------------------------------------------------
                                              December 31, 1998
-------------------------------------------------------------------
                                          Carrying       Estimated
(In millions)                              Value        Fair Value
-------------------------------------------------------------------
Liabilities
-------------------------------------------------------------------
Interest rate swap agreement              $   --        $    0.8
Foreign exchange forward contracts        $    3.9      $   18.3
Total debt                                $1,481.7      $1,473.5
===================================================================

Fair values of debt have been determined through a combination of management estimates and information obtained from independent third parties using market data, such as bid/ask spreads, available on the last business day of the year. Fair values relating to derivative financial instruments reflect the estimated amounts that the company would receive or pay to terminate the contracts at the reporting date based on quoted market prices of comparable contracts as of December 31, 1998.

Derivative financial instruments. The company has entered into an interest rate swap agreement under which the company pays fixed-rate British pound amounts in exchange for floating-rate British pound amounts. This swap agreement reduces the company's risk to higher British pound interest rates on sterling-denominated debt.

In addition, as of December 31, 1998 and 1997, the company had $610.8 million and $436.4 million, respectively, of outstanding foreign exchange forward contracts in which foreign currencies (primarily Norwegian krone, Belgian franc, British pound and Spanish peseta in 1998 and Spanish peseta, Swedish krona, Japanese yen, Italian lira, British pound and German mark in 1997) were purchased, and approximately $886.8 million and $485.9 million, respectively, of outstanding foreign exchange forward contracts in which foreign currencies (primarily Norwegian krone, Swedish krona, Belgian franc, Japanese yen and Brazilian real in 1998 and Spanish peseta, British pound, Belgian franc, Swedish krona, Norwegian krone and Irish punt in 1997) were sold.

Cross-currency contracts at December 31, 1998 and 1997 were not significant. Such contracts provide for the exchange of certain European currencies.

At December 31, 1998, the majority of outstanding instruments relate to receivables, payables and intercompany transactions and are accounted for as hedges.

In addition, during September 1998, the company entered into $65.0 million of forward contracts to offset various risks associated with the potential devaluation of the Brazilian real. The contracts mature in the first quarter of 1999.

Standby letters of credit and financial guarantees. In the ordinary course of business with customers, vendors and others, the company is contingently liable for performance under letters of credit and other financial guarantees totaling approximately $182 million at December 31, 1998. Management does not believe it is practicable to estimate the fair value of these financial instruments and does not expect any material losses from their resolution since performance is not likely to be required.

                                                              FMC Corporation 43

Notes to Consolidated Financial Statements

Note 8 Property, Plant and Equipment

Property, plant and equipment consists of the following:

--------------------------------------------------------------------
                                          December 31
(In millions)                           1998       1997
--------------------------------------------------------------------
Land and land improvements            $  181.6    $  189.9
Buildings                                526.7       521.6
Machinery and equipment                2,968.7     2,751.5
Construction in progress                 147.7       192.2
--------------------------------------------------------------------
Total cost                             3,824.7     3,655.2

Accumulated depreciation               2,097.2     1,975.9
--------------------------------------------------------------------
Net property, plant and equipment     $1,727.5    $1,679.3
====================================================================

Depreciation expense was $189.0 million, $218.3 million and $205.7 million in 1998, 1997 and 1996, respectively.

Note 9 Debt
Long-term debt. Long-term debt consists of the following:

--------------------------------------------------------------------------
                                                        December 31
(In millions)                                        1998         1997
--------------------------------------------------------------------------
Revolving credit facility (effective rate:
 1998--10.0%; 1997--6.7%)(1)                       $    --       $    --

Commercial paper (effective rate:
 1998--5.8%; 1997--5.7%)(2)                           149.9         155.0

Uncommitted credit facilities (effective
 rate: 1998--5.8%; 1997--5.8%)(2)                      50.1         120.0

Notes payable to banks, various rates                   --           18.7

Pollution control and industrial
 revenue bonds, 3.2% to 7.1%,
 due 1999 to 2024                                     159.3         166.5

Senior debt, 8.75%, due 1999,
 less unamortized discount
 (1998--$0.0; 1997--$0.2),
 effective rate 8.8%                                  250.0         249.8
Senior debt, 6.375%, due 2003,
 less unamortized discount
 (1998--$0.5; 1997--$0.6),
 effective rate 6.4%                                  199.5         199.4
Senior debt, 7.75%, due 2011,
 less unamortized discount
 (1998--$0.9; 1997--$1.0),
 effective rate 7.9%                                   99.1          99.0
Medium term notes, 6.6% to 7.32%,
 due 2002 to 2008, less unamortized
 discounts (1998--$1.4, 1997--$0.4),
 effective rates 6.6% to 7.4%                         358.6          69.6
Exchangeable senior subordinated
 debentures, 6.75%, due 2005                           64.1          75.0
Other                                                   0.5           1.2
--------------------------------------------------------------------------
Total                                               1,331.1       1,154.2
Less current portion                                    4.7          14.0
--------------------------------------------------------------------------
Long-term portion                                  $1,326.4      $1,140.2
===============================================================================

(1) The effective rate for the revolving credit facility is based on average balances outstanding during the year and includes facility fees.

(2) The effective rates for commercial paper and uncommitted facilities are based on average balances outstanding during the year.

     In December 1996, the company entered into a $450.0 million, five-year non-amortizing revolving credit agreement due December 2001, and in December 1998, the company entered into a $350.0 million, 364-day non-amortizing revolving credit agreement due December 1999. These agreements provide the company with $800.0 million in committed credit facilities, an increase of $50.0 million from the credit facilities existing at December 31, 1997. No amounts were outstanding under these credit facilities as of December 31, 1998 and 1997. Among other restrictions, the credit agreements contain covenants relating to liens, consolidated net worth and cash flow coverage (as defined in the agreements). The company is in compliance with all financial debt covenants.

     Committed credit available under the revolving credit facilities provides management with the ability to refinance a portion of its debt on a long-term basis. As it is management's intent to do so, $149.9 million and $155.0 million in outstanding commercial paper, which is supported by credit facilities, have been classified as long-term debt at December 31, 1998 and 1997, respectively. In addition, $250.0 million of senior debt has been classified as long-term debt at December 31, 1998, and $50.1 million and $120.0 million of borrowings under short-term uncommitted credit facilities have been classified as long-term debt at December 31, 1998 and 1997, respectively.

     In January 1997, the company registered $400.0 million of medium-term debt securities pursuant to a $500.0 million universal shelf registration filed in 1995. During 1997, the company issued $70.0 million of medium-term notes at rates ranging from 7.2 percent to 7.32 percent. The net proceeds of $69.6 million were used to retire short-term borrowings. During 1998, the company issued $170.0 million of medium-term notes at rates ranging from 6.75 percent to
7.0 percent. The net proceeds of $169.0 million were used to retire other borrowings.

     On August 3, 1998, a new universal shelf registration statement became effective, under which $500.0 million of debt and/or equity securities may be offered. This registration statement incorporates $160.0 million of unused capacity from the company's 1995 shelf registration statement. On November 19, 1998, the company issued $100.0 million of 7.125 percent medium-term notes due on November 25, 2002, and on November 30, 1998, the company issued $20.0 million of 6.6 percent medium-term notes due March 30, 2001. The company used the net proceeds of $119.6 million to retire other borrowings.

     The exchangeable senior subordinated debentures bearing interest at 6.75 percent and maturing in 2005 are exchangeable at any time into Meridian Gold Inc. common stock at an exchange price of $15.125 per share, subject to adjustment. The company may, at its option, pay an amount equal to the market price of Meridian Gold Inc. common stock in lieu of delivery of the shares. However, the market price at December 31, 1998 was substantially below $15.125 per share. The debentures are subordinated in right of payment to all existing and future senior indebtedness of the company. The debentures are redeemable at the option of FMC at prices decreasing from 103.375 percent of face amount on January 16, 1995, to par on January 16, 2000. The company redeems small amounts of these debentures from time to time.

     Aggregate maturities and sinking fund requirements over the next five years are (in millions): 1999-$4.7, 2000-$0.8, 2001-$472.6, 2002-$125.4, 2003-$201.4,
and thereafter-$526.2. The maturities in the year 2001 include commercial paper redemptions of $149.9 million, senior debt redemptions of $250.0 million and $50.1 million of borrowings under

44 FMC Annual Report
short-term uncommitted credit facilities. The company currently has the ability and intent to refinance these obligations on a long-term basis.

     Short-term debt. At December 31, 1998, components of short-term debt were domestic and foreign borrowings. At December 31, 1997, short-term debt consisted entirely of foreign borrowings.

     Outstanding foreign short-term borrowings totaled $132.7 million and $186.4 million at December 31, 1998 and 1997, respectively. The weighted average interest rates on outstanding foreign short-term borrowings at December 31, 1998 and 1997 were 10.1 percent and 8.4 percent, respectively. The average interest rates have been adjusted for currency devaluation associated with borrowing in hyperinflationary countries.

     In November 1995, the company commenced a short-term commercial paper program, providing for the issuance of up to $500.0 million in aggregate maturity value of commercial paper at any given time. Four-day commercial paper of $149.9 million was outstanding at December 31, 1998. As described above, the outstanding balance at December 31, 1998 was classified as long-term debt. At December 31, 1997, $155.0 million of outstanding commercial paper was classified as long-term debt.

     Advances under uncommitted credit facilities were $68.0 million and $120.0 million at December 31, 1998 and 1997, respectively. As described above, $50.1 million of the outstanding balance at December 31, 1998 ($120.0 million at December 31, 1997) was classified as long-term debt.

     Compensating balance agreements. FMC maintains informal credit arrangements in many foreign countries. Foreign lines of credit, which include overdraft facilities, typically do not require the maintenance of compensating balances, as credit extension is not guaranteed but is subject to the availability of funds.

NOTE 10 INCOME TAXES

Domestic and foreign components of income (loss) from continuing operations before income taxes and the cumulative effect of changes in accounting principles are shown below:

--------------------------------------------------------------------------------
                                          Year ended December 31
(In millions)              1998                     1997                 1996
--------------------------------------------------------------------------------
Domestic                  $127.9                   $(174.2)              $100.4
Foreign                    121.6                     114.5                135.4
--------------------------------------------------------------------------------
Total                     $249.5                   $ (59.7)              $235.8
================================================================================

     The provision for (benefit from) income taxes attributable to income (loss) from continuing operations before the cumulative effect of changes in accounting principles consists of:

--------------------------------------------------------------------------------
                                         Year ended December 31
(In millions)              1998                     1997                 1996
--------------------------------------------------------------------------------
Current:
 Federal                 $ 17.1                   $ (33.0)                $ (8.3)
 Foreign                   15.6                      17.3                   28.6
 State and local            4.1                      (3.7)                   0.7
--------------------------------------------------------------------------------
Total current              36.8                     (19.4)                  21.0
Deferred                   27.4                     (15.8)                  52.0
--------------------------------------------------------------------------------
Total                    $ 64.2                   $ (35.2)                $ 73.0
================================================================================

     Total income tax provisions (benefits) for the years ended December 31 were allocated as follows:

---------------------------------------------------------------------------------------------
(In millions)                            1998                    1997                   1996
---------------------------------------------------------------------------------------------
Continuing operations before
 the cumulative effect of
 changes in accounting
 principles                              $ 64.2                $ (35.2)               $ 73.0
Discontinued operations                   (27.3)                 146.2                   3.8
Cumulative effect of changes
 in accounting principles                 (10.4)                  (3.1)                   --
Items charged directly to
 stockholders' equity                      (3.0)                  (7.1)                 (7.8)
----------------------------------------------------------------------------------------------
Income tax provision                     $ 23.5                 $100.8                $ 69.0
===============================================================================================

     Significant components of the deferred income tax provision (benefit) attributable to income (loss) from continuing operations before income taxes and the cumulative effect of changes in accounting principles for the years ended December 31 are as follows:

----------------------------------------------------------------------------------------------
In millions)                              1998                   1997                   1996
----------------------------------------------------------------------------------------------
Deferred tax (exclusive of the
 valuation allowance)                     $21.5                  $(10.9)                $ 57.1
Increase (decrease) in the
 valuation  allowance for
 deferred tax assets                        5.9                    (4.9)                  (5.1)
-----------------------------------------------------------------------------------------------
Deferred income tax
 provision (benefit)                      $27.4                  $(15.8)                $ 52.0
===============================================================================================

     Significant components of the company's deferred tax assets and liabilities as of December 31 are as follows:

------------------------------------------------------------------------------------
(In millions)                                         1998                     1997
------------------------------------------------------------------------------------
Reserves for discontinued operations
 and restructuring                                  $226.8                   $209.7
Accrued pension and other
 postretirement benefits                              86.8                     92.8
Other reserves                                        59.3                     61.3
Net operating loss carryforwards                      47.3                     52.3
Alternative minimum tax
 credit carryforwards                                 19.6                     --
Other                                                 14.2                     20.0
------------------------------------------------------------------------------------
Deferred tax assets                                  454.0                    436.1
Valuation allowance                                  (55.3)                   (49.4)
------------------------------------------------------------------------------------
Deferred tax assets, net of
 valuation allowance                                $398.7                   $386.7
====================================================================================
Property, plant and equipment                       $215.6                   $210.3
Other                                                  5.1                      4.4
------------------------------------------------------------------------------------
Deferred tax liabilities                            $220.7                   $214.7
------------------------------------------------------------------------------------
Net deferred tax assets                             $178.0                   $172.0
====================================================================================

                                                              FMC Corporation 45

Notes To Consolidated Financial Statements

     The effective income tax rate applicable to income (loss) from continuing operations before income taxes and the cumulative effect of changes in accounting principles is different from the statutory U.S. federal income tax rate due to the factors listed in the following table:
-------------------------------------------------------------------------------
(Percent of income (loss) from continuing operations before income taxes and the cumulative effect of changes in accounting principles)

                                                                Year ended December 31
                                                               1998       1997       1996
-------------------------------------------------------------------------------------------
Statutory U.S. tax rate                                         35 %       (35)%     35 %
-------------------------------------------------------------------------------------------
Net difference:
Foreign sales corporation income
 subject to different tax rates                                 (3)        (13)      (3)
Percentage depletion                                            (3)        (12)      (5)
State and local income taxes, less
 federal income tax benefit                                      2         (11)       3
Foreign earnings subject to different
 tax rates                                                     (12)        (10)      (1)
Tax on intercompany dividends and
 deemed dividends for tax purposes                               2           6        2
Nondeductible goodwill                                           1          16        1
Nondeductible expenses                                           3           5        1
Minority interests                                               1           5        1
Additional taxes on sale of investment                          --          --        4
Equity in earnings of affiliates not taxed                      (1)         (3)      (2)
Change in valuation allowance                                    2          (8)      (2)
Other                                                           (1)          1       (3)
-------------------------------------------------------------------------------------------
Total difference                                                (9)        (24)      (4)
-------------------------------------------------------------------------------------------
Effective tax rate                                              26%        (59)%     31%
===========================================================================================

     The effective tax benefit rate of 59 percent for 1997 includes the impact of asset impairments, restructuring and other charges (Note 4). The 1997 effective tax rate excluding these charges was 24 percent. The effective tax rate of 31 percent in 1996 includes taxes provided on the sale of the company's investment in Tokai Denka Kogyo (Note 2). The 1996 effective tax rate excluding this event was 26 percent.

     FMC's federal income tax returns for years through 1994 have been examined by the Internal Revenue Service and substantially all issues have been settled. Management believes that adequate provision for income taxes has been made for the open years 1995 and after and for any unsettled issues prior to 1995. U.S. income taxes have not been provided for the equity in undistributed earnings of foreign consolidated subsidiaries ($576.8 million and $484.2 million at December 31, 1998 and 1997, respectively) or unconsolidated subsidiaries and affiliates ($17.6 million and $14.8 million at December 31, 1998 and 1997, respectively). Restrictions on the distribution of these earnings are not significant. Foreign earnings taxable to the company as dividends were $21.7 million, $28.1 million and $20.3 million in 1998, 1997 and 1996, respectively.

NOTE 11 INCENTIVE COMPENSATION PLANS

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

     The Incentive Plan provides for the grant of multi-year incentive awards payable partly in cash and partly in common stock.

     The Option Plan (and its predecessor plans) provides for regular grants of common stock options which may be incentive and/or nonqualified stock options. The exercise price for options is not less than the fair market value of the stock at the date of grant. Options are exercisable at the time designated by the Committee in the option (four years for grants prior to 1995 and three years for grants during 1995 and thereafter). Incentive options expire not later than 10 years from the grant date. Nonqualified options expire not later than 15 years from the grant date (10 years for grants prior to 1990), although the Committee may extend the expiration date of any nonqualified stock option upon such terms and conditions as the Committee shall determine.

     Under the plans adopted in 1995, 3 million shares became available for awards and options granted in 1995 and later years. These shares are in addition to the shares available from the predecessor plans. Cancellation (through expiration, forfeiture or otherwise) of outstanding awards and options granted after 1989 increases the shares available for future awards or grants. At December 31, 1998, 1,415,854 shares were available for future use under these plans.

     The company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation". Accordingly, no compensation cost has been recognized for the Option Plan. Had compensation cost for the Option Plan been determined based on the fair value at the grant date for awards in 1998, 1997 and 1996 consistent with the provisions of SFAS No. 123, the company's net income and diluted earnings per share for the three years ended December 31, 1998 would have been reduced to the pro forma amounts indicated below:

------------------------------------------------------------------------------------
Net income in millions                1998              1997                1996
------------------------------------------------------------------------------------
Net income--as reported              $106.5            $162.4              $210.7
Net income--pro forma                $101.7            $157.6              $207.3
Diluted earnings per share
--as reported                        $ 3.05            $ 4.41              $ 5.54
Diluted earnings per share
--pro forma                          $ 2.91            $ 4.28              $ 5.45
------------------------------------------------------------------------------------

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1998, 1997 and 1996, respectively: zero dividend yield for all years; expected volatility of 19.7 percent, 17.4 percent and 17.8 percent; risk-free interest rates of 5.5 percent, 6.8 percent and 6.0 percent; and expected lives of 5 years for all grants.

46 FMC Annual Report

     The weighted average fair value per share of stock options granted during the years ended December 31, 1998, 1997 and 1996, calculated using the Black-Scholes option-pricing model, was $21.09, $19.84 and $21.51, respectively.

     The following summary shows stock option activity for the three years ended December 31, 1998:

-----------------------------------------------------------------------------
                                   Number of                        Weighted-
                                   Shares                           Average
(Number of shares                  Optioned But                     Exercise Price
in thousands)                      Not Exercised                    per Share
-----------------------------------------------------------------------------
December 31, 1995
(1,092 shares exercisable)         2,984                            $40.49
Granted                              520                            $70.93
Exercised                           (457)                           $27.67
Forfeited                           (121)                           $51.73
-----------------------------------------------------------------------------
December 31, 1996
(1,200 shares exercisable)         2,926                            $47.44
Granted                              555                            $61.42
Exercised                           (395)                           $33.54
Forfeited                           (169)                           $63.73
-----------------------------------------------------------------------------
December 31, 1997
(1,012 shares exercisable)         2,917                            $51.05
Granted                              558                            $69.92
Exercised                           (261)                           $41.87
Forfeited                            (60)                           $67.07
-----------------------------------------------------------------------------
December 31, 1998
(1,734 shares exercisable)         3,154                            $54.84
=============================================================================

     The following tables summarize information about fixed-priced stock options outstanding at December 31, 1998:

-------------------------------------------------------------------------------------------------
                          Options Outstanding
-------------------------------------------------------------------------------------------------
                                                        Weighted-                 Weighted-
                          Number                        Average                   Average
                          Outstanding at                Remaining                 Exercise
Range of                  December 31, 1998             Contractual Life          Price
Exercise Prices           (in thousands)                (in years)                per Share
-------------------------------------------------------------------------------------------------
$29.50-$31.13               431                         6.4                       $30.91
$45.00-$46.38             1,025                         9.5                       $46.20
$57.75-$65.50               756                         9.4                       $60.70
$69.00-$82.50               942                         8.3                       $70.49
-------------------------------------------------------------------------------------------------
Total                     3,154                         8.7                       $54.84
-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------
                           Options Exercisable
-------------------------------------------------------------------------------------------------
                                      Number                                    Weighted-
                              Exercisable at                                     Average
Range of                   December 31, 1998                              Exercise Price
Exercise Prices                (in thousands)                                  per Share
-------------------------------------------------------------------------------------------------
$29.50-$31.13                      431                                          $30.91
$45.00-$46.38                    1,025                                          $46.20
$59.63-$79.00                      278                                          $59.69
-------------------------------------------------------------------------------------------------
Total                            1,734                                          $44.56
-------------------------------------------------------------------------------------------------

     On January 2, 1999, an additional 410,100 shares became exercisable at prices ranging from $62.75 to $71.13 with an expiration date of March 8, 2006.

     Under a plan adopted in 1995, discretionary awards of restricted stock may be made to selected employees. The awards vest over a period designated by the Committee, with payment conditional upon continued employment. Compensation cost is recognized over the vesting period based on the market value of the stock on the date of the award.

     Under the FMC Deferred Stock Plan for Non-Employee Directors, a portion of the annual retainer for these directors was deferred and paid in the form of shares of the company's common stock upon retirement or other termination of their directorships. Effective January 1, 1997, the Board of Directors approved a comprehensive compensation plan that terminated the retirement plan for directors and increased the proportion of director compensation paid in common stock of the company. Each current director elected to convert the benefits provided for and earned under the old plan into stock units payable in shares of common stock of the company upon retirement from the Board based on the fair market value of the common stock on December 31, 1996. At December 31, 1998, stock units representing an aggregate of 42,887 shares of stock were credited to the non-employee directors' accounts.

NOTE 12 STOCKHOLDERS' EQUITY

The following is a summary of FMC's capital stock activity over the past three years:

----------------------------------------------------------------------------------
(Number of shares                  Common                           Treasury
in thousands)                      stock                            stock
----------------------------------------------------------------------------------
December 31, 1995                  37,024                              300
Stock options exercised               457                               (2)
Stock repurchases                      --                                2
----------------------------------------------------------------------------------
December 31, 1996                  37,481                              300
Stock options exercised               395                               --
Stock repurchases                      --                            2,667
Stock reissued                         --                              (15)
----------------------------------------------------------------------------------
December 31, 1997                  37,876                            2,952
Stock options exercised               261                               --
Stock awards                           52                               --
Stock repurchases                      --                            2,534
----------------------------------------------------------------------------------
December 31, 1998                  38,189                            5,486
==================================================================================

     During 1998 and 1997, approximately 2.4 million and 2.7 million shares, respectively, were acquired under the company's stock repurchase plans at an aggregate cost of $150.0 million and $209.0 million, respectively. Also in 1998, 116,467 shares of common stock were repurchased at a cost of $6.7 million and contributed to a trust for an employee benefit program. In 1997, 15,000 shares of treasury stock were reissued under the restricted stock award plan and the deferred compensation plan for non-employee directors.

     At December 31, 1998, 4,848,137 shares of unissued FMC common stock were reserved for stock options and awards. Common stock equivalents at December 31, 1998 totaled 803,261 potential shares.

     At December 31, 1998 and 1997, accumulated other comprehensive loss consisted of cumulative foreign currency translation losses.

                                                              FMC Corporation 47

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     Covenants of the revolving credit facility agreement (Note 9) contain minimum net worth and other requirements. No dividends are expected to be paid on the company's common stock in 1999.

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

NOTE 13 PENSIONS AND POSTRETIREMENT HEALTH CARE AND LIFE INSURANCE BENEFITS

     The funded status of the company's pension and postretirement health care and life insurance benefit plans and the associated liabilities recognized in the company's consolidated financial statements as of December 31 are as follows:

------------------------------------------------------------------------------------------------
                                                   Pensions               Other benefits
(In millions)                                 1998         1997         1998          1997
------------------------------------------------------------------------------------------------
Accumulated benefit obligation:
Plans with unfunded accumulated
benefit obligation                           $ 714.2      $  21.8      $    --      $     --
------------------------------------------------------------------------------------------------
Change in benefit obligation:
Benefit obligation at January 1              $ 771.0      $ 638.5      $ 109.7      $  121.9
  Service cost                                  26.4         21.2          2.5           2.4
  Interest cost                                 66.7         55.8          8.4           8.3
  Actuarial loss (gain)                        239.2         15.7         15.9         (14.0)
  Amendments                                    11.8         17.0         (8.4)          0.2
  Acquisitions and divestitures                 (2.2)        (4.1)          --          (0.6)
  Curtailments and settlements                  (1.9)          --         (0.3)           --
  Plan conversion                                 --         68.3           --            --
  Plan participants' contributions               1.9          1.4          3.0           2.4
  Benefits paid                                (42.9)       (42.8)       (11.3)        (10.9)
------------------------------------------------------------------------------------------------
Benefit obligation at December 31            1,070.0        771.0        119.5         109.7
------------------------------------------------------------------------------------------------
Change in fair value of plan assets:
Fair value of plan assets at January 1         860.6        643.3           --            --
  Actual return on plan assets                 133.8        184.8           --            --
  Acquisitions and divestitures                 (2.4)       (28.9)          --            --
  Plan conversion                                 --         80.1           --            --
  Curtailments and settlements                  (3.1)          --           --            --
  Company contributions                          8.6         22.7          8.3           8.5
  Plan participants' contributions               1.9          1.4          3.0           2.4
  Benefits paid                                (42.9)       (42.8)       (11.3)        (10.9)
------------------------------------------------------------------------------------------------
Fair value of plan assets at
  December 31                                  956.5        860.6           --            --
------------------------------------------------------------------------------------------------
Funded status of the plan (liability)         (113.5)        89.6       (119.5)       (109.7)
Unrecognized actuarial loss (gain)              72.0       (127.7)         7.6          (9.3)
Unrecognized prior service cost                 22.2         25.1        (47.6)        (47.4)
Unrecognized transition asset                  (61.4)       (84.1)          --            --
------------------------------------------------------------------------------------------------
Accrued liability for benefit costs
  at December 31                            $  (80.7)     $ (97.1)     $(159.5)     $ (166.4)
================================================================================================
Prepaid benefit cost                        $   46.6      $  25.7      $    --      $     --
Accrued benefit liability                     (127.3)      (122.8)      (159.5)       (166.4)
------------------------------------------------------------------------------------------------
Net liability recognized in the
  balance sheet at December 31              $  (80.7)     $ (97.1)     $(159.5)     $ (166.4)
================================================================================================

48 FMC Annual Report

The following table summarizes the assumptions used and the components of net annual benefit cost (income) for the years ended December 31:

---------------------------------------------------------------------------------------------------------------------------------
                                                                         Pensions                         Other benefits
                                                               1998        1997        1996          1998      1997       1996
---------------------------------------------------------------------------------------------------------------------------------
Assumptions as of December 31:
Discount rate                                                 6.75%       8.00%        8.00%         6.75%     8.00%      8.00%
Expected return on assets                                     9.20%       9.20%        9.20%           --        --         --
Rate of compensation increase                                 5.00%       5.00%        5.00%           --        --         --
---------------------------------------------------------------------------------------------------------------------------------
Components of net annual benefit cost (in millions):
  Service cost                                            $   26.4     $  21.2      $  17.9       $   2.5   $   2.4    $   2.4
  Interest cost                                               66.7        55.8         47.2           8.4       8.3        9.2
  Expected return on plan assets                             (76.9)      (59.8)       (46.4)           --        --         --
  Amortization of transition asset                           (22.8)      (22.8)       (22.0)           --        --         --
  Amortization of prior service cost                           4.2         3.1          2.5          (8.3)     (8.3)      (7.8)
  Recognized net actuarial (gain) loss                        (5.6)       (2.8)         0.2          (0.9)      0.1        0.2
---------------------------------------------------------------------------------------------------------------------------------
Net annual benefit cost (income)                          $   (8.0)    $  (5.3)     $  (0.6)      $   1.7   $   2.5    $   4.0
=================================================================================================================================

     For measurement purposes, a 7.0 percent annual rate increase in the per capita cost of covered health care benefits was assumed for 1998 and 1997. The rate was assumed to decrease gradually to 5.0 percent for 2001 and remain at that level thereafter.

     Effective January 1, 1998, the company changed to the 1983 Group Mortality Table, which is used to calculate the benefit obligations. In addition, the discount rate was changed from 8.00 percent to 6.75 percent effective December 31, 1998. These changes increased the projected benefit obligation by approximately $239 million at December 31, 1998.

     In 1997, the company adopted SFAS No. 87, "Employers Accounting for Pensions", for its pension plan for employees in the United Kingdom. The adoption increased 1997 pension income by $2.0 million. The financial impact of compliance with SFAS No. 87 for other non-U.S. pension plans is not materially different from the locally reported pension expense. The cost of providing pension benefits for foreign employees was $5.2 million in 1998, $6.9 million in 1997 and $9.5 million in 1996.

     Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. A one-percentage point change in the assumed health care cost trend rates would have the following effects:

--------------------------------------------------------------------------------
                                       1 Percentage               1 Percentage
(in millions)                          Point Increase            Point Decrease
--------------------------------------------------------------------------------
Effect on total of service and
  interest cost components               $ 0.1                      $(0.1)
Effect on postretirement
  benefit obligation                     $ 1.6                      $(1.3)
--------------------------------------------------------------------------------

     Employees' Thrift and Stock Purchase Plan. The FMC Employees' Thrift and Stock Purchase Plan is a qualified salary-reduction plan under Section 401(k) of the Internal Revenue Code in which all salaried and non-union hourly employees of the company may participate by contributing a portion of their compensation. The company matches contributions up to specified percentages of each employee's compensation depending on profits and fund elections. Charges against income for FMC's matching contributions, net of forfeitures, were $16.7 million in 1998, $16.2 million in 1997 and $14.8 million in 1996.

NOTE 14 ENVIRONMENTAL OBLIGATIONS

FMC is subject to various federal, state and local environmental laws and regulations that govern emissions of air pollutants, discharges of water pollutants, and the manufacture, storage, handling and disposal of hazardous substances, hazardous wastes and other toxic materials. The most significant environmental liabilities of the company consist of obligations relating to the remediation and/or study of sites at which the company is alleged to have disposed of hazardous substances. In particular, the company is subject to liabilities arising under CERCLA and similar state laws that impose responsibility on persons who arranged for the disposal of hazardous substances and on current and previous owners and operators of a facility for the cleanup of hazardous substances, released from the facility, into the environment. In addition, the company is subject to liabilities under the corrective action provisions of the Resource Conservation and Recovery Act ("RCRA") and analogous state laws that require owners and operators of facilities that treat, store or dispose of hazardous waste to clean up releases of hazardous waste constituents into the environment associated with past or present practices. The company has been named a PRP at 29 sites on the government's National Priority List. In addition, the company also has received notice from the EPA or other regulatory agencies that the company may be a PRP, or PRP equivalent, at other sites, including 42 sites at which the company has determined that it is reasonably possible that it has an environmental liability. The company, in cooperation with appropriate government agencies, is currently participating in, or has participated in, RI/FS or their equivalent at most of the identified sites, with the status of each investigation varying from site to site. At certain sites, RI/FS have just begun, providing limited information, if any, relating to cost estimates, timing, or the involvement of other PRPs; whereas, at other sites, the studies are complete, remedial action plans have been chosen, or Records of Decision have been issued.

                                                              FMC Corporation 49

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     The company has provided reserves for potential environmental obligations which management considers probable and for which a reasonable estimate of the obligation could be made. Accordingly, total reserves of $294.0 million and $263.8 million, respectively, before recoveries, were recorded at December 31, 1998 and 1997, of which $198.1 million and $132.7 million, respectively, are included in the reserve for discontinued operations at December 31, 1998 and 1997. In the fourth quarter of 1998, FMC provided $70.0 million for environmental costs of discontinued operations (Note 3). The company's total environmental reserves include $280.6 million and $247.4 million for remediation activities and $13.4 million and $16.4 million for RI/FS costs at December 31, 1998 and 1997, respectively. In addition, the company has estimated that reasonably possible environmental loss contingencies may exceed amounts accrued by as much as $90.0 million at December 31, 1998.

     FMC has signed a Consent Decree with the EPA (Region 10) and the United States Department of Justice ("DOJ") to settle outstanding alleged violations of the RCRA at FMC's Phosphorus Chemicals ("PCD") plant in Pocatello, Idaho. The RCRA Consent Decree was lodged in the United States District Court for the District of Idaho on October 16, 1998, and the public comment period closed on December 18, 1998. Public comments were received and the DOJ and the EPA must respond to the public comments before the RCRA Consent Decree can be entered by the Court. The RCRA Consent Decree provides for injunctive relief covering remediation expense for closure of existing ponds, estimated at $50 million, and approximately $43 million of capital costs for waste treatment and other compliance projects; these amounts will be expended over approximately four years. FMC also will spend approximately $65 million over the next four years to conduct a number of supplemental environmental projects. These projects include approximately $63 million in capital costs for air quality improvements, and an additional $2 million for health studies with the Shoshone-Bannock Tribes, since the plant is located on tribal land. FMC has also paid a penalty of $11.8 million. As described in Note 4, an expected increase in capital costs for environmental compliance contributed to an impairment in the value of PCD's assets during the fourth quarter of 1997.

     In addition, FMC has signed a second Consent Decree with the EPA, which has yet to be lodged in court. On June 6, 1998, the EPA issued a Record of Decision ("ROD") which addresses previously-closed ponds on the FMC portion of the Eastern Michaud Flats Superfund site, which includes FMC's PCD Pocatello, Idaho, facility. The remedy the EPA selected in the ROD is a combination of capping, surface runoff controls and institutional controls for soils, with a contingency for extraction and recycling for hydraulic control of groundwater. FMC believes its reserves for current and future environmental costs adequately provide for the estimated costs of the Superfund remediation plan for the site and the expenses previously described related to the October 16, 1998 RCRA Consent Decree.

     In a separate matter, FMC has reached an agreement in principle with the EPA and the DOJ regarding settlement of past costs and future clean-up work at the discontinued fiber manufacturing site in Front Royal, Virginia. The parties are currently negotiating the specific terms of the agreement in principle and the final Consent Decree. The anticipated costs associated with this agreement in principle are the largest component of the fourth quarter 1998 environmental charge to discontinued operations of $70.0 million, net of contractual recoveries (Note 3).

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

     To ensure FMC is held responsible only for its equitable share of site remediation costs, FMC has initiated, and will continue to initiate, legal proceedings for contributions from other PRPs, and for a determination of coverage against its comprehensive general liability insurance carriers. The Supreme Court of California has determined that FMC's clean-up costs are insured damages under its liability insurance policies, subject to a determination of the application of certain policy exclusions and conditions. Recoveries of $107.6 million ($22.2 million related to continuing operations as other assets and $85.4 million as an offset to the reserve for discontinued operations) and $104.9 million ($36.9 million related to continuing operations as other assets and $68.0 million as an offset to the reserve for discontinued operations), have been recorded as probable realization on claims against insurance companies and other third parties at December 31, 1998 and 1997, respectively. The increase in recoveries in 1998 relates primarily to contractual recoveries from U.S. government agencies associated with the Front Royal, Virginia, site. The majority of recorded assets related to recoveries from PRPs are associated with existing contractual arrangements with U.S government agencies and amounts due from insurance carriers.

     Regarding current operating sites, the company spent $33.0 million, $29.9 million and $21.8 million for the years 1998, 1997 and 1996, respectively, on capital projects relating to environmental control facilities, and expects to spend additional capital of approximately $60 million and $59 million in 1999 and 2000, respectively. Additionally, in 1998, 1997, and 1996, FMC spent $56.0 million, $60.1 million and $54.9 million, respectively, for environmental compliance costs.

     Regarding current operating, previously operated (including discontinued operations) and other sites for the years 1998, 1997 and 1996, FMC charged $17.8 million, $29.0 million and $22.0 million, respectively, against established reserves for remediation spending, and $35.0 million, $18.7 million and $12.0 million, respectively, against reserves for spending on RI/FS. Recoveries from third parties of $4.4 million, $3.3 million and $13.1 million, respectively, were received in 1998, 1997 and 1996. FMC anticipates that the expenditures for current operating, previously operated and other sites will continue to be significant for the foreseeable future.

50 FMC Annual Report

NOTE 15 COMMITMENTS AND CONTINGENT LIABILITIES

     On April 14, 1998, a jury returned a verdict against the company in the amount of $125.0 million in conjunction with a federal False Claims Act action, in which Mr. Henry Boisvert filed and ultimately took to trial allegations that the company had filed false claims for payment in connection with its contract to provide Bradley Fighting Vehicles to the Army between 1981 and 1996. Under law, portions of the jury verdict were subject to doubling or trebling. On December 24, 1998, the U.S. District Court for the Northern District of California entered judgment for Mr. Boisvert in the amount of approximately $87 million. This was approximately $300 million less than the maximum judgment possible under the jury verdict. The reduction resulted from several rulings by the District Court in favor of the company in the post-trial motions. Cross-appeals to the U.S. Court of Appeals for the Ninth Circuit are now pending. Both sides are asserting arguments on appeal, and a number of those arguments, if successful, would alter or eliminate the amount of the existing judgment. Any legal proceeding is subject to inherent uncertainty, and it is not possible to predict how the appellate court will rule. Therefore, it is the position of the company's management based on a review, including a review by outside counsel, that it is not possible to estimate the amount of a probable loss, if any, to the company that might result from some adverse aspects of the judgment in this action ultimately standing against the company. Accordingly, no provision for this matter has been made in the company's consolidated financial statements.

     FMC leases office space, plants and facilities, and various types of manufacturing, data processing and transportation equipment. Capital leases are not significant. Total rent expense under operating leases amounted to $63.9 million, $61.4 million and $55.7 million in 1998, 1997 and 1996, respectively. Minimum future rentals under noncancellable leases aggregated approximately $323 million as of December 31, 1998 and are estimated to be payable as follows: $48 million in 1999, $43 million in 2000, $31 million in 2001, $28 million in 2002, $28 million in 2003 and $145 million thereafter. The real estate leases generally provide for payment of property taxes, insurance and repairs by FMC.

     The company also has certain other contingent liabilities resulting from litigation, claims, performance guarantees, and other commitments incident to the ordinary course of business. Management believes that the probable resolution of such contingencies will not materially affect the financial position, results of operations or cash flows of FMC.

                                                              FMC Corporation 51

INDEPENDENT AUDITORS' REPORT

[LOGO OF KPMG APPEARS HERE]

The Board of Directors and Stockholders, FMC Corporation:

We have audited the accompanying consolidated balance sheets of FMC Corporation and consolidated subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, cash flows and changes in stockholders' equity for each of the years in the three-year period ended December 31, 1998. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. With respect to information for the year ended December 31, 1996, we did not audit the results of discontinued operations of United Defense, L.P. Those results of discontinued operations were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for United Defense, L.P., is based solely on the report of the other auditors.

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

     In our opinion, based upon our audits and the report of the other auditors, the accompanying consolidated financial statements referred to above present fairly, in all material respects, the financial position of FMC Corporation and consolidated subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1998 in conformity with generally accepted accounting principles.

                                        /s/ KPMG LLP


                                        KPMG LLP
                                        Chicago, Illinois
                                        January 20, 1999


MANAGEMENT'S REPORT ON FINANCIAL STATEMENTS

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

Chicago, Illinois
January 20, 1999

52 FMC Annual Report

DIRECTORS AND OFFICERS


BOARD OF DIRECTORS

ROBERT N. BURT/1/
Chairman of the Board and
Chief Executive Officer

LARRY D. BRADY/4/
President

B. A. BRIDGEWATER, JR./1/,/2/,/5/
Chairman of the Board,
President and Chief Executive
Officer,
Brown Group, Inc.

PATRICIA A. BUFFLER/3/,/4/
Dean, Professor of Epidemiology,
School of Public Health,
University of California, Berkeley

ALBERT J. COSTELLO/2/,/3/
Retired Chairman, President
and Chief Executive Officer,
W.R. Grace & Co.

PAUL L. DAVIES, JR./1/,/2/
President, Lakeside Corporation
a private real estate investment company

JEAN A. FRANCOIS-PONCET/4/
Member of the French Senate

EDWARD C. MEYER/1/,/4/,/5/
Chairman,
GRC International, Inc.,
former Chief of Staff,
United States Army

EDWARD J. MOONEY/2/,/3/
Chairman of the Board and
Chief Executive Officer,
Nalco Chemical Company

WILLIAM F. REILLY /1/,/2/,/3/
Chairman and Chief Executive Officer,
PRIMEDIA

JAMES R. THOMPSON/4/,/5/
Former Governor of Illinois;
Chairman, Chairman of the Executive Committee, and Partner; Law Firm of Winston & Strawn

CLAYTON YEUTTER /4/,/5/
Of Counsel, Hogan & Hartson,
former U.S. Trade Representative,
and former Secretary,
U.S. Department of Agriculture

/1/ Executive Committee
/2/ Compensation and Organization Committee
/3/ Audit Committee
/4/ Public Policy Committee
/5/ Nominating and Board Procedures Committee


OFFICERS

ROBERT N. BURT *
Chairman of the Board and
Chief Executive Officer

LARRY D. BRADY *
President

MICHAEL J. CALLAHAN *
Executive Vice President and
Chief Financial Officer

JOSEPH H. NETHERLAND *
Executive Vice President;
General Manager
FMC Energy Systems

WILLIAM J. KIRBY *
Senior Vice President

J. PAUL MCGRATH *
Senior Vice President,
General Counsel and
Corporate Secretary

ALFREDO BERNAD
Vice President;
President, FMC Europe/
Middle East/Africa

PATRICIA D. BROZOWSKI
Vice President
Communications

CHARLES H. CANNON, JR.*
Vice President;
General Manager
FMC FoodTech

ROBERT J. FIELDS
Vice President
Environment, Health, Safety
and Toxicology

W. KIM FOSTER*
Vice President;
General Manager
Agricultural Products Group

W. REGINALD HALL
Vice President;
President Asia-Pacific

ROBERT I. HARRIES *
Vice President;
General Manager
Chemical Products Group

STEPHANIE K. KUSHNER *
Vice President and
Treasurer

RONALD D. MAMBU *
Vice President and
Controller

JAMES A. MCCLUNG *
Vice President
Worldwide Marketing

EUGENE M. MCCLUSKEY *
Vice President
Tax

MICHAEL W. MURRAY
Vice President
Human Resources

HAROLD S. RUSSELL
Vice President
Government Affairs

WILLIAM H. SCHUMANN *
Vice President
Corporate Development

WILLIAM G. WALTER *
Vice President;
General Manager
Specialty Chemicals Group

CRAIG M. WATSON
Vice President and
Chief Information Officer

PETER E. WEBER
Vice President;
President
FMC Latin America

WILLIAM J. WHEELER *
Vice President
Chemical Development
and Shared Services

*Executive Officer


STOCKHOLDER DATA

ANNUAL MEETING OF STOCKHOLDERS
FMC's annual meeting of stockholders will be held at 2 p.m. on Friday, April 23, 1999, at 200 E. Randolph Drive, Chicago.

Notice of the meeting, together with proxy materials, will be mailed approximately 40 days prior to the meeting to stockholders of record as of February 26, 1999.

TRANSFER AGENT AND REGISTRAR OF STOCK
Harris Trust and Savings Bank
P.O. Box 755, Chicago, Illinois 60690
Questions concerning FMC common stock should be sent to the above address, or call (888) 786-2500.

STOCK EXCHANGE LISTING
New York Stock Exchange
Pacific Stock Exchange
Chicago Stock Exchange

STOCK EXCHANGE SYMBOL
FMC

FORM 10-K
A copy of the company's annual report to the Securities and Exchange Commission on Form 10-K for 1998 is available upon written request to:

FMC Corporation
Communications Department
200 E. Randolph Drive
Chicago, Illinois 60601

However, most information required under Parts II and III of Form 10-K has been incorporated by reference to the annual report to stockholders or the proxy statement.

FMC was incorporated in Delaware in 1928.

                                                              FMC Corporation 53

------------------------------------------------------------------------------------------------------------------------------------
TEN-YEAR FINANCIAL SUMMARY
------------------------------------------------------------------------------------------------------------------------------------
(In millions, except share data and per share amounts)                1998                    1997                      1996
------------------------------------------------------------------------------------------------------------------------------------
Summary of earnings
------------------------------------------------------------------------------------------------------------------------------------
Sales                                                                $4,378.4                4,259.0                   3,950.7
------------------------------------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations before net
  interest expense, minority interests, gain on sale of FMC
  Wyoming stock, income taxes, extraordinary items and
  cumulative effect of changes in accounting principles/(1)/         $  364.0                   58.0                     338.4
------------------------------------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations before special income and expense items/(4)/, net interest expense, income taxes, extraordinary items and cumulative effect of changes in
  accounting principles/(5)/                                         $  357.8                  314.0                     328.8
------------------------------------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations before income taxes, extraordinary items and cumulative effect of changes in
 accounting principles/(1)(2)/                                       $  249.5                  (59.7)                    235.8
Provision (benefit) for income taxes                                     64.2                  (35.2)                     73.0
------------------------------------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations before extraordinary
 items and cumulative effect of changes in accounting principles/(3)/   185.3                  (24.5)                    162.8
Discontinued operations, net of income taxes                            (42.7)                 191.4                      47.9
Extraordinary items, net of income taxes                                   --                     --                        --
Cumulative effect of changes in accounting principles, net of
 income taxes                                                           (36.1)                  (4.5)                       --
------------------------------------------------------------------------------------------------------------------------------------
Net income (loss)/(3)/                                               $  106.5                  162.4                     210.7
------------------------------------------------------------------------------------------------------------------------------------
Asset impairments and restructuring and other charges/(1)/           $     --                  264.9                        --
------------------------------------------------------------------------------------------------------------------------------------
Gain on sale of FMC Wyoming stock/(2)/                               $     --                     --                        --
------------------------------------------------------------------------------------------------------------------------------------
Total dividends                                                      $     --                     --                        --
------------------------------------------------------------------------------------------------------------------------------------
SHARE DATA
Average number of shares used in earnings per share computations
(thousands):
   Basic                                                               34,007                 36,805                    37,024
   Diluted                                                             34,939                 36,805                    38,058
------------------------------------------------------------------------------------------------------------------------------------
Basic earnings (loss) per share:
 Continuing operations/(3)/                                          $   5.45                  (0.67)                     4.40
 Discontinued operations                                                (1.26)                  5.20                      1.29
 Extraordinary items                                                       --                     --                        --
 Cumulative effect of changes in accounting principles                  (1.06)                 (0.12)                       --
------------------------------------------------------------------------------------------------------------------------------------
                                                                     $   3.13                   4.41                      5.69
------------------------------------------------------------------------------------------------------------------------------------
Diluted earnings (loss) per share:
 Continuing operations/(3)/                                          $   5.30                  (0.67)                     4.28
 Discontinued operations                                                (1.22)                  5.20                      1.26
 Extraordinary items                                                       --                     --                        --
 Cumulative effect of changes in accounting principles                  (1.03)                 (0.12)                       --
------------------------------------------------------------------------------------------------------------------------------------
                                                                     $   3.05                   4.41                      5.54
------------------------------------------------------------------------------------------------------------------------------------
After-tax income per share from continuing operations before special income and expense items/(4)(5)/
   Basic                                                             $   5.45                   4.25                      4.40
   Diluted                                                           $   5.30                   4.13                      4.28
------------------------------------------------------------------------------------------------------------------------------------
FINANCIAL POSITION AT YEAR-END
Total assets                                                         $4,166.4                4,113.1                   4,467.4
Long-term debt (less current portion)                                $1,326.4                1,140.2                   1,268.4
Stockholders' equity (deficit)                                       $  729.4                  760.6                     855.8
OTHER DATA
Capital expenditures                                                 $  277.7                  316.7                     512.1
Provision for depreciation                                           $  189.0                  218.3                     205.7
------------------------------------------------------------------------------------------------------------------------------------

(1) Includes pretax asset impairments of $224.0 million in 1997, $26.4 million in 1995 and $8.1 million in 1993, pretax restructuring and other charges of $40.9 million in 1997, $108.1 million in 1995 and $114.4 million in 1993, and a write-off of acquired in-process research and development of $15.5 million in 1995 .

(2) Includes a nontaxable gain on the sale of 20 percent of FMC Wyoming stock of $99.7 million in 1995.

(3) Includes asset impairments and restructuring and other charges of $(180.9) million after tax in 1997 ($(4.92) per share-basic and diluted); restructuring and other charges, a write-off of acquired in-process research and development and a gain on the sale of FMC Wyoming stock of $3.5 million, net, after tax in 1995 ($0.10 per share-basic and $0.09 per share-diluted); and restructuring and other charges of $(73.5) million after tax in 1993 ($(2.04) per share-basic and diluted).
--------------------------------------------------------------------------------

54 FMC Annual Report

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
     1995           1994           1993           1992           1991           1990           1989
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
   3,482.6        2,869.4        2,678.8        2,692.1        2,568.6        2,463.5        2,319.2
------------------------------------------------------------------------------------------------------------------------------------



     134.5          221.0          (17.3)         143.0          172.7          166.5          216.0
------------------------------------------------------------------------------------------------------------------------------------



     279.4          210.4          104.7          142.8          171.2          164.9          214.6
------------------------------------------------------------------------------------------------------------------------------------


     152.7          150.9          (79.9)          59.9           63.8           36.9           70.6
      (2.0)          41.6          (62.8)           9.4            9.4           (4.3)          13.6
------------------------------------------------------------------------------------------------------------------------------------

     154.7          109.3          (17.1)          50.5           54.4           41.2           57.0
      60.9           64.1           58.1           68.9          118.7          114.1           99.8
        --             --           (4.7)         (11.4)          (9.2)            --          (20.4)

        --             --             --         (183.7)            --             --             --
------------------------------------------------------------------------------------------------------------------------------------
     215.6          173.4           36.3          (75.7)         163.9          155.3          136.4
------------------------------------------------------------------------------------------------------------------------------------
     150.0             --          122.5             --             --             --             --
------------------------------------------------------------------------------------------------------------------------------------
      99.7             --             --             --             --             --             --
------------------------------------------------------------------------------------------------------------------------------------
        --             --             --             --             --             --             --
------------------------------------------------------------------------------------------------------------------------------------



    36,615         36,369         35,976         35,595         35,024         34,739         34,407
    37,721         37,195         35,976         36,796         36,267         36,075         36,006
------------------------------------------------------------------------------------------------------------------------------------

      4.23           3.01          (0.48)          1.42           1.55           1.19           1.66
      1.66           1.76           1.62           1.94           3.39           3.28           2.90
        --             --          (0.13)         (0.32)         (0.26)            --          (0.59)
        --             --             --          (5.16)            --             --             --
------------------------------------------------------------------------------------------------------------------------------------
      5.89           4.77           1.01           2.12           4.68           4.47           3.97
------------------------------------------------------------------------------------------------------------------------------------

      4.10           2.94          (0.48)          1.37           1.50           1.14           1.58
      1.62           1.72           1.62           1.87           3.27           3.16           2.77
        --             --          (0.13)         (0.31)         (0.25)            --          (0.56)
        --             --             --          (4.99)            --             --             --
------------------------------------------------------------------------------------------------------------------------------------
      5.72           4.66           1.01           2.06           4.52           4.30           3.79
------------------------------------------------------------------------------------------------------------------------------------


      4.13           3.01           1.56           1.42           1.55           1.19            1.66
      4.01           2.94           1.53           1.37           1.50           1.14            1.58
------------------------------------------------------------------------------------------------------------------------------------

   3,751.8        2,857.1        2,532.1        2,565.3        2,393.6        2,484.8         2,421.3
     974.4          901.2          749.8          843.4          928.6        1,158.6         1,325.6
     653.5          416.6          216.9          219.0          309.8          149.6           (70.6)

     500.0          279.7          206.7          274.9          171.4          266.1           221.1
     182.6          173.8          172.8          179.9          166.7          159.8           147.1
------------------------------------------------------------------------------------------------------------------------------------

(4) Excludes asset impairments and restructuring and other charges of ($264.9) million, or $(180.9) million after tax in 1997 ($(4.92) per share-basic and $(4.77) per share-pro forma diluted); restructuring and other charges, a write-off of acquired in-process research and development and a gain on the sale of FMC Wyoming stock of $50.3 million, or $3.5 million, net, after tax in 1995 ($0.10 per share-basic and $0.09 per share-diluted); and restructuring and other charges of $(122.5) million, or $(73.5) million after tax in 1993 ($(2.04) per share-basic and $(1.99) per share-pro forma diluted).

(5) Supplemental financial information. Should not be considered in isolation nor as an alternative for income from continuing operations or net income determined in accordance with generally accepted accounting principles, nor as the sole measure of the company's profitability.

--------------------------------------------------------------------------------
                                                              FMC Corporation 55

MAJOR OPERATING UNITS

Energy Systems
  Energy Transportation and Measurement
  Petroleum Equipment and Systems

Food and Transportation Systems
  Airport Products and Systems
  FMC FoodTech
  Citrus Systems
  Food Processing Systems
  Food Systems and Handling
  Frigoscandia Freezer

Agricultural Products

Specialty Chemicals
  Food Ingredients
  Lithium
  Pharmaceutical
  Process Additives
  BioProducts

Industrial Chemicals
  Active Oxidants
  Alkali Chemicals
  FMC Foret, S.A.
  Hydrogen Peroxide
  Phosphorus Chemicals

EXECUTIVE OFFICES

FMC Corporation
200 E. Randolph Drive
Chicago, Illinois 60601
Internet:  www.fmc.com

SUBSIDIARIES AND AFFILIATES IN OTHER NATIONS

ANGOLA
FMC International, AG

ARGENTINA
FMC Argentina, S.A.
Minera Del Altiplano, S.A.

AUSTRALIA
FMC (Australia), Ltd.

AUSTRIA
FMC Chemikalien Handelsgesellschaft G.m.b.H.

BANGLADESH
FMC International AG

BARBADOS
FMC International Sales Corporation

BELGIUM
FMC Europe N.V.

BRAZIL
CBV Industria Mecanica, S.A.
FMC do Brasil Industria e Commercio Ltda.
Jetway Systems Equipamentos Aeroportuarios Ltda.

CANADA
FMC of Canada, Limited
FMC Offshore Canada Company

CHILE
FMC Corporation, Inc. Chile Limitada
Neogel, S.A.

CHINA
FMC Asia Pacific Inc.
FMC Hong Kong Limited
Suzhou Fu Mei-Shi Crop Care Company, Ltd.

COLOMBIA
FMC Latino America, S.A.

CZECH REPUBLIC
F&N Agro Ceska Republica, S.r.o.

DENMARK
FMC A/S

EGYPT
FMC International, AG

EQUATORIAL GUINEA
FMC Subsea Services, Inc.

FRANCE
FMC Europe, S.A.
FMC Food Machinery
FMC France S.A.
FMC Overseas, S.A.
Frigoscandia Equipment S.A.

GABON
FMC Gabon, S.A.R.L.

GERMANY
FMC G.m.b.H.
Frigoscandia Equipment G.m.b.H.
Jetway G.m.b.H.
F.A. Sening G.m.b.H.
Smith Meter G.m.b.H.

GREECE
FMC Hellas, EPE
FMC International, AG

GUATEMALA
FMC Guatemala, S.A.

HONG KONG
FMC Asia Pacific, Inc.
FMC Hong Kong Ltd.

INDIA
FMC Sanmar Limited
FMC Asia Pacific, Inc.

INDONESIA
FMC Hong Kong Limited
P.T. Bina Guna Kimia Indonesia
P.T. FMC Santana Petroleum Equipment Indonesia

IRELAND
FMC International, AG

ITALY
FMC Italia, S.p.A.

JAPAN
Asia Lithium Corporation
FMC K.K.
Honjo-FMC Energy Systems, Inc.
L.H. Company, Ltd.

JORDAN
FMC International, AG

KENYA
FMC International, AG

KOREA
FMC Korea Limited

MALAYSIA
FMC Wellhead Equipment, Sdn. Bhd.
FMC Petroleum Equipment (Malaysia) Sdn. Bhd.
Jetway Systems Asia, Inc.

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

OMAN
FMC ETEG & Partners LLC

PAKISTAN
FMC International, S.A.
FMC United (Private) Ltd.

PANAMA
FMC Latino America S.A.

PHILIPPINES
FMC International, S.A.
Marine Colloids (Philippines) Inc.

POLAND
F&R Agro S.P.Z.O.O.
FMC Corporation Poland

PUERTO RICO
FMC Kongsberg International AG
FMC International, AG

SINGAPORE
FMC Singapore Pte. Ltd.
FMC Southeast Asia Pte., Ltd.

SLOVAKIA
F&N Agro Slovensko, S.R.O.

SOUTH AFRICA
FMC (South Africa)(Proprietary) Ltd.

SPAIN
FMC Airline Equipment Europe, S.A.
FMC Foret, S.A.
Forel, S.L.
Forenato, S.L.
Forsean, S.A.
Frigoscandia Equipment Iberica, S.A.
Peroxidos Organicos, S.A.
Sibelco Espanola, S.A.
Valentin Herraiz, S.A.

SWEDEN
Frigoscandia Equipment Holding AB
Frigoscandia Equipment AB
Frigoscandia Equipment International AB
Frigoscandia Equipment Norden AB
Frigoscandia Freezer AB
Potato Processing Machinery AB

SWITZERLAND
FMC International, AG
FMC Kongsberg International AG

THAILAND
FMC (Thailand) Ltd.
Thai Peroxide Company, Ltd.

UKRAINE
FMC Kiev

UNITED ARAB EMIRATES
FMC International, S.A. (Dubai)

UNITED KINGDOM
FMC Corporation (UK), Ltd.
SOFEC, Ltd.

URUGUAY
Lanfor Investment, S.A.

VENEZUELA
Tripoliven, C.A.
FMC Wellhead de Venezuela, S.A.


 Italicized brand names used throughout this report are the trademarks of FMC
          Corporation or its subsidiaries. (C) 1999 FMC Corporation.


56 FMC Annual Report

                            [ARTWORK APPEARS HERE]

                            [PICTURE APPEARS HERE]

                                EMC Corporation
                            200 East Randolph Drive
                            Chicago, Illinois 60601