Form 10-K405, Exhibit 13
period 1999-12-31
FMC CORP
filed 2000-03-30
CIK 37785

ANNUAL REPORT FOR THE YEAR 1999


                   In 1999, we exceeded our goal of growing

                     income per share ten percent per year

                     and made progress toward our target

                   of fifteen percent return on investment

                               by the year 2001


                             [CHART APPEARS HERE]

FMC Profile

As one of the world's leading producers of chemicals and machinery for industry and agriculture, FMC participates on a worldwide basis in five broad markets:
Energy Systems, Food and Transportation Systems, Agricultural Products, Specialty Chemicals, and Industrial Chemicals. FMC operates 97 manufacturing facilities and mines in 26 countries.

About the Cover

Return on investment is calculated as after-tax income from continuing operations (before asset impairments and restructuring and other charges and gains on sales of businesses) plus after-tax interest expense on debt as a percentage of total average debt and equity.

Income per share is based on after-tax income from continuing operations excluding gains on sales of businesses ($1.47 per share) in 1999, and asset impairments and restructuring and other charges in 1999 and 1997 of $(0.83) and $(4.77) per share, respectively. All per share amounts are on a diluted basis and represent supplemental financial information which should not be considered in isolation nor as an alternative for earnings per share determined in accordance with generally accepted accounting principles.

FINANCIAL SUMMARY

------------------------------------------------------------------------------------------------------------------------------------
(In millions, except per share, common stock, return on investment, employee and stockholder data)      1999                  1998
-----------------------------------------------------------------------------------------------------------------------------------
Sales
In the United States                                                                       $          1,780.2    $         1,909.1
Outside the United States, including exports                                                          2,330.4              2,469.3
-----------------------------------------------------------------------------------------------------------------------------------
Total sales                                                                                $          4,110.6    $         4,378.4
-----------------------------------------------------------------------------------------------------------------------------------
Income (after tax)
-----------------------------------------------------------------------------------------------------------------------------------
Income from continuing operations before
 cumulative effect of change in accounting principle                                       $            216.0    $           185.3
-----------------------------------------------------------------------------------------------------------------------------------
Income from continuing operations before gains on sales
 of businesses, asset impairments, restructuring and other charges
 and cumulative effect of change in accounting principle/(1)/                              $            195.1    $           185.3
-----------------------------------------------------------------------------------------------------------------------------------
Earnings per share from continuing operations before
 cumulative effect of change in accounting principle:
    Basic                                                                                  $             6.86    $            5.45
    Diluted                                                                                $             6.67    $            5.30
-----------------------------------------------------------------------------------------------------------------------------------
Income per share from continuing operations before gains on sales of businesses, asset impairments, restructuring and other charges and cumulative effect of change in accounting principle:/(1)/
    Basic                                                                                  $             6.19    $            5.45
    Diluted                                                                                $             6.03    $            5.30
-----------------------------------------------------------------------------------------------------------------------------------
Financial and other data
-----------------------------------------------------------------------------------------------------------------------------------
Common stock price range                                                                   $ 74 5/16 - 39 5/8    $ 82 3/16 - 48 1/4
-----------------------------------------------------------------------------------------------------------------------------------
Return on investment based on income from continuing operations (adjusted)/(1)/(2)/                      12.5%                12.1%
-----------------------------------------------------------------------------------------------------------------------------------
Capital expenditures excluding acquisitions                                                $            236.3    $           265.9
-----------------------------------------------------------------------------------------------------------------------------------
Research and development expense                                                           $            152.4    $           157.7
-----------------------------------------------------------------------------------------------------------------------------------
At December 31  Operating working capital/(3)/                                             $            255.2    $           304.2
                Number of employees                                                                    15,609               16,216
                Number of stockholders of record                                                        9,549               10,036
-----------------------------------------------------------------------------------------------------------------------------------

(1) Supplemental financial information. Income from continuing operations before gains on sales of businesses, asset impairments, restructuring and other charges and cumulative effect of change in accounting principle; and income per share or return on investment from continuing operations before gains on sales of businesses, asset impairments, restructuring and other charges and cumulative effect of change in accounting principle should not be considered in isolation nor as an alternative for income from continuing operations, net income, earnings per share or return on investment determined in accordance with generally accepted accounting principles, nor as the sole measure of the company's profitability.

(2) Return on investment is calculated as income from continuing operations before gains on sales of businesses, asset impairments, restructuring and other charges and cumulative effect of change in accounting principle plus after-tax interest expense on debt as a percentage of total average debt (includes short-term and total long-term debt) and equity, as follows, in millions: ($195.1 + $71.4)/$2,124.1 in 1999 and ($185.3 + $75.0)/$2,156.2
     in 1998.

(3) Operating working capital includes trade receivables (net), inventories, other current assets, accounts payable, accrued payroll, other current liabilities, and the current portion of accrued pension and postretirement benefits. The calculation excludes the impact of the company's $144.0 million sale of receivables in 1999. See page 28 for more information about operating working capital in the Liquidity and Capital Resources section of Management's Discussion and Analysis.

2

MESSAGE TO SHAREHOLDERS


[PICTURE OF ROBERT N. BURT APPEARS HERE]

Earnings for FMC's continuing operations hit a record high since our 1986 recapitalization. The momentum of the fourth quarter indicates that the improved markets worldwide will drive earnings in 2000 and beyond.

     Our numbers document our success in 1999 and illustrate our progress against the targets we outlined in 1998.

     We achieved--and exceeded--our goal of growing earnings per share 10 percent per year and made progress toward our target of 15 percent return on investment by 2001. After-tax income per share from continuing operations, excluding one-time items, was $6.03--an increase of 14 percent from $5.30 in 1998 and 46 percent from $4.13 in 1997. Sales for the full year were $4.1 billion compared with $4.4 billion in 1998. FMC's return on investment increased to 12.5 percent from 12.1 percent in 1998.

     We made aggressive, strategic acquisitions in 1999. We bought the Norway-based Pronova alginate business and combined it with our complementary pharmaceutical and food ingredients business to create FMC BioPolymer. To expand our soda ash business, we bought our Wyoming neighbor, Tg Soda Ash, from Elf Atochem. In addition, we made six smaller investments that were attractive extensions of our machinery and chemicals businesses. Our total investment in acquisitions and joint ventures was nearly $300 million, excluding an incentive payment that could be as much as $100 million to Elf Atochem for the soda ash business in four years. This month we also acquired Northfield Freezing Systems Group, which manufactures freezing systems for industrial food processing.

     We found solutions for our problem areas. We announced a phosphorus joint venture with Solutia Inc that will create significant synergies and help that business improve returns and compete more effectively in the marketplace. We expect the joint venture to be cleared by the FTC in the first quarter of 2000. We strengthened the competitive position of our lithium business by continuing to improve operations overall and by negotiating a contract with SQM (Sociedad Quimica y Minera de Chile S.A.) to supply us with lithium carbonate. Returns from our hydrogen peroxide division were above the cost of capital through a combination of reduced costs and improved market dynamics. Finally, we sold our bioproducts and lower-margin process additives businesses.

                                FMC Corporation

3

     Overall, our businesses performed well in 1999. We continued to cut costs and improve efficiencies throughout our operations while heightening attention to both quality and safety. Earnings for Industrial Chemicals rose significantly as hydrogen peroxide prices and volumes increased. Soda ash also increased on higher volumes, reflecting the Tg Soda Ash acquisition and increased productivity overall. Agricultural Products reported lower sales and earnings, which were affected primarily by unusually low pest pressure in North America. However, sales of insecticides to Asia were strong, and sales to Latin America were strengthening, signaling continued improvement in 2000. Sales for Specialty Chemicals declined due to the divestitures of the process additives and bioproducts businesses, partially offset by good results from FMC BioPolymer.

     Countering industry trends, our energy systems business reported a strong year and achieved record profits. Most oil service companies saw 1999 profits drop 50 percent or more from 1998 levels. Our results reflect a lower cost structure and our dominance in the sophisticated technology used in deep-water oil and gas projects.

     While FMC FoodTech reported increased profits based on improved margins and lower costs, our airport products business saw profit declines from record levels in 1998.

     We continue to build our leadership team. We welcome two new members to our board of directors. Asbjorn Larsen brings us 25 years of experience with Norway-based Saga Petroleum ASA, where he served for two decades as president and chief executive officer. Enrique J. Sosa joined FMC's board after serving as president of BP Amoco Chemicals, executive vice president of Amoco, and senior vice president of Dow Chemical Company's chemical sector. Their knowledge and experience in the oil field and chemical industries will help guide the future direction of our businesses.

     In mid-1999 we made a smooth transition to Joe Netherland's leadership as president of FMC and also as a member of our board of directors. Long a respected member of our senior leadership team, Joe brings enthusiasm, experience and no-nonsense pragmatism to his new position. I'm pleased to be working more closely with him. Joe succeeds Larry Brady, who contributed significantly to FMC during his career. We wish Larry a successful future.

     Three other senior executives retired. Mike Callahan, whose wisdom and experience strengthened our financial reputation in the marketplace, retired in December. Replacing Mike as senior vice president and chief financial officer is Bill Schumann--who has served FMC as treasurer, executive director of corporate development and general manager of the Agricultural Products Group. We're fortunate to have someone of Bill's caliber, experience and skills as part of our management team.

                      HISTORICAL EARNINGS GROWTH
                      CONTINUING OPERATIONS

                      excludes one-time gains and losses

                             [GRAPH APPEARS HERE]

                      nineteen ninety nine annual report

4

     Hal Russell retired as head of our Washington, D.C. office. Hal's knowledge and political savvy helped build diverse coalitions and address public policy issues important to FMC. We have a strong successor in Jerry Prout, newly appointed vice president of government affairs. Jerry has a wealth of public affairs experience, broad knowledge of FMC and industry issues, and a solid record of success in Washington, D.C.

     Bill Wheeler, vice president of shared services, retired after a 31-year career that has literally taken him around the globe for FMC. He has been a stalwart in our chemical businesses and pioneered a role, as head of our Asia/Pacific region, in developing business in that region.

     We promoted Peter Kinnear to FMC vice president. Peter continues as general manager of Petroleum Equipment and Systems, where his business and industry experience was a driving force behind our ability to develop our subsea business. His broad knowledge of the oil field will help guide our future growth efforts.

     Congratulations to our new officers and thanks to our retirees for jobs well done.

HISTORICAL CHART OF ROI

excludes one-time gains and losses

[CHART APPEARS HERE]

     The excellent year we just completed bodes well for our future prospects. We're committed to sustain the back-to-back profit momentum of 1998 and 1999. Specifically, we're committed to growing earnings at least 10 percent per year and achieving a return on investment of 15 percent by 2001.

     Agricultural Products is poised to rebound from unusually low pest pressures in 1999 in all four of our major North American markets. We expect a continued recovery in Industrial Chemicals, reflecting higher volumes, synergies and cost savings. Food and Transportation Systems should see improved results, reflecting improved market conditions and product mix. Our Specialty Chemicals business is well positioned for growth, particularly given the potential of FMC BioPolymer. And with higher crude prices, oil companies are restoring exploration and production spending, which should continue to drive growth in our Energy Systems business.

     We will generate strong cash flow, allowing us to pursue profitable growth opportunities. We also expect that our operating earnings will continue to grow. A major objective is to translate our success into a higher stock price.

     Equally important is continuing to make FMC better--defined as employees being energized by their jobs, customers being well served with quality products and sophisticated technology, and our plant communities viewing FMC as a responsible corporate citizen.


/s/ Robert N. Burt

Robert N. Burt
Chairman of the Board and
Chief Executive Officer

February 11, 2000

                                FMC Corporation

The story of FMC chronicles the spirit of inquisitiveness and insight, innovation and invention--from our early days in targeted food machinery lines to our presence today as a global competitor offering an array of products and services in machinery and chemicals. This is a story about a company that changed the lives of millions of people--and in the process, earned market shares and leadership positions and profits. This is a story about people looking for new opportunities and new chances to grow--people who have courage, who take risks and who are smart enough, strategic enough and bold enough to keep this company moving forward, rising to the challenges of tomorrow.

And this is a story about how FMC will continue to spark growth and provide solutions that will continue to change people's lives around the world.

6

Providing Tomorrow's Technology for Today's Oil Field

   In the energy equipment arena, our focus on invention demanded dedicated research and development in subsea technology in the 1980s and added acquisitions of technology leaders in the 1990s. Today, the range of our capabilities and the fast-track nature of our technological developments make
   FMC the undisputed market leader in providing integrated energy systems.

The oil and gas industries continue to consolidate, which we believe will lead to further outsourcing by the major oil companies and a more limited number of vendors who can provide a package of related products and services--particularly for deep-water projects. To broaden our capabilities, in 1999 we formed with the Mitsui group a joint-venture company, MODEC International LLC, to provide tension leg platform and floating production system technologies to the offshore Gulf of Mexico, West Africa and Brazil markets.

     As technologies become more sophisticated, deep-water basins are more available to oil companies. Of the recent large discoveries, 74 percent have been offshore, with increasing activity in the Gulf of Mexico, West Africa and offshore Brazil. FMC is a key player in this market, with a significant portion of our energy systems sales in offshore projects. Heightened use of advanced technologies is continuing to help lower costs--which bodes well for still more deep-water projects.

     We continue to develop our technology to maintain our leadership in subsea markets, spending more on research and development than at any time in our history. Our Kongsberg, Norway, team continues to introduce products for the subsea market, including the new SmartField control system that allows an exchange of huge amounts of data from the well on the sea floor.

     Early in 1999 we helped set--once again--a new world-record for a subsea installation. Petrobras, Brazil's state-owned oil company, used FMC systems for a well in 6,080 feet of water in the Roncador field, offshore Brazil. To maintain our lead, we currently are developing subsea completion systems for 10,000 feet of water. We also have programs underway to put subsea processing and other production-related activities on the ocean floor.

     To expand our gas metering business and to complement our industry-leading liquids measurement business, we also acquired the flow measurement systems of Perry Engineering Company. With this acquisition, FMC offers a full range of advanced gas metering products, including ultrasonic, orifice and coriolis technologies. Also, we acquired Mid-America Engineers to complement our blending systems for the petroleum and chemical industries.

                                FMC Corporation

EXPERT CONTROL

FMC Kongsberg Subsea is providing French oil company Elf Aquitaine with an advanced, guidelineless, remote-controlled subsea production system to operate at 4,400 feet below sea level off the coast of Angola. FMC engineered the entire system--including subsea trees, HOST 2500 manifolds and expert control systems-- specifically for this deep-water project. Installation begins in the spring of 2000.

                            [PICTURE APPEARS HERE]

                            [PICTURE APPEARS HERE]


LET'S GET COOKING

FMC FoodTech engineers have developed the largest oven in any USDA application-- the GYRoCOMPACT oven that can cook more than 10,000 pounds per hour. Computerized controls maintain precise humidity levels and other operating parameters, allowing the cooked product to retain flavor and high yield.

Offering Solutions to Feed the World Safely

     Throughout the century, FMC has brought the spirit of invention and breakthrough developments to the food processing industry.
        Today, FMC FoodTech has rounded out its product portfolio and transformed itself into a global food industry supplier and technology leader. We provide the equipment and expertise wherever food is processed, portioned, squeezed, cooked, sterilized, fried, packaged and frozen.


Customers and consumers alike are demanding convenience--and more important--increased food safety. We have a history of adding products and services to become a solutions provider to our customers, with food safety at the forefront of new opportunities. Frigoscandia Equipment, for instance, was the pioneer of fluidization technology that quick-freezes foods to allow for gentle handling and food safety. One of our new cooking technologies, Stein VaporJet--geared toward convenience food makers and fast food restaurants--depends on high humidity to cook poultry and other meats faster. Faster processing produces higher product yields and safer-to-eat foods. Our proprietary software and robotics technology come into play with our DSI waterjet portioning systems, a hygienically sound method of cutting poultry, seafood and other foods during processing.

  Our broad technology base means that we can offer customers a range of options and fully integrated systems. For the future, we'll be examining new technologies and new equipment to improve food processing and ensure safe foods.

Extending Technology for a Travelling World

Our transportation business has built clear market leadership in its major product lines by making acquisitions, creating alliances with key customers, continuing our ambitious internal development program and emphasizing global expansion.

  Flying is easier today thanks to a host of FMC products that are standard equipment for modern airports and airlines. From helping passengers board aircraft to loading cargo to deicing planes, FMC airport products and systems are in the forefront of technology that ensures comfort and safety for passengers and convenience with cargo at airports around the world.

  We have more exciting projects on the horizon. We are competing to build a new generation of cargo loaders for the U.S. Air Force. We acquired the rights to manufacture towbarless tractors, which increase flexibility and speed in moving aircraft away from the gates. We also are testing passenger boarding bridges for new commuter jets. These projects and more should help improve growth potential and earnings in the future.


                      nineteen ninety nine annual report

10

Providing Innovative Products for a Growing World



To help feed the world's people,
    FMC's Agricultural Products business has delivered on diligent internal research and development efforts for the past 50 years.



Our history of product development has resulted in a strong portfolio of insecticides and recent notable successes in discovering new herbicides--with another promising herbicide in the product pipeline. We've been successful in building our specialty--or non-crop--business, including termiticides and lawn and garden products, and we see this business increasing significantly over the next two to three years. Across the board, we continue to develop opportunities for our products in market segments and crop uses throughout the world.

  FMC has the ability to respond to evolving and changing environments with flexibility, agility and efficiency. We have been an effective global marketer, and we continue to build on our history of progressive strategic partnerships. Our efforts focus on lower application rates, more environmentally compatible products, alternatives to insect-resistant products and products that can be adapted to developing countries.

  With today's focus on biotechnology, we are one of the first agricultural products companies to dedicate a majority of our discovery efforts to identify compounds with a specific biological function on agricultural pests. This approach is a step-change--a revolutionary approach to discovering new crop protection chemicals. We're learning more about the genetics of major economic pests--allowing us to more effectively uncover important biological sites to target our chemistry. As with the pharmaceutical industry, we expect to discover new breakthrough classes of products from these research and development strategies.

  As part of this process, in late 1999 we announced a partnership with Devgen, a Brussels-based drug and drug-target discovery company, to discover pesticides. With Devgen's genomics and screening technology, we are able to rapidly identify pesticide target sites. We can then develop tests to screen hundreds of thousands of compounds in a short period of time--dramatically increasing the probability of successfully bringing products to the marketplace. And by targeting a biological function from the pest we want to control, we'll target our applications and ensure that we develop products that are safer for the environment and for humans.

                                FMC Corporation

                            [PICTURE APPEARS HERE]


TARGETING BIOTECHNOLOGY

FMC is taking a new, state-of-the-art biotech approach to our agricultural products discovery efforts. We're focusing on the genetic make-up of insects to identify target sites and develop pesticides to act on those sites. To advance this work, in 1999 we entered into a partnership with Brussels-based Devgen, a new company that works to identify optimal targets for drug delivery. Devgen's expertise will allow us to test a greater number and higher quality of biochemical target sites for pesticide discovery.


                      nineteen ninety nine annual report

                            [PICTURES APPEAR HERE]

EURO-MADE (inset)

FMC Foret, our European chemicals business, also boasts advanced processing technology for a range of chemical products. Here, sodium perborate and sodium tripolyphosphate are ready for shipment from Huelva, Spain, to a customer in the Middle East.

LEADING THE INDUSTRY

FMC is a major supplier of soda ash to Cardinal Glass, a Wisconsin-based flat glass manufacturing company. Our advanced mining and processing technologies give us cost advantages that result in competitive pricing for our customers.


                                FMC Corporation

Pioneering Technology in Chemicals

 In the chemical products business, our spirit of invention lies in harnessing natural resources and processing those resources safely and cost-effectively.
    In alkali chemicals, we built our reputation as a technology leader by pioneering innovations in mining and processing ore into natural soda ash, leveraging our investments and minimizing costs. Today, our technological strength gives us a competitive edge in the marketplace.



In the late 1970s, we introduced the technique of longwall mining to the soda ash industry. In the mid-1990s, we led the industry with another mining innovation: solution mining. This proprietary technology recycles previously unusable trona ore and produces soda ash in an even more cost-effective and environmentally friendly manner, securing our position as the lowest-cost producer in the business. We continue to refine the process to enhance the quality of our product. Our 1999 acquisition of Tg Soda Ash will increase volumes and create mining and processing opportunities as we combine our adjacent operations--and skilled, innovative employees--in Wyoming.

  FMC claims the lowest-delivered cost for hydrogen peroxide because of efficient process technology and a broader network of plants. For example, our ability to purify hydrogen peroxide makes us a leader in supplying the electronics industry. Advanced technology and low costs also give FMC Foret, our European chemicals business, a strong competitive advantage.

  Within phosphorus chemicals, we are forming a 50-50 joint venture between FMC and Solutia Inc. The new company--Astaris LLC--will combine the strengths of both companies to streamline production, develop new technical capabilities--and continue to reduce costs.

  FMC also is building a purified phosphoric acid unit in Idaho in partnership with Nu West Industries. This world-class facility will be designed to produce 80,000 tons of purified phosphoric acid annually, using technology from the FMC Foret phosphate operations in Huelva, Spain. FMC's technology and phosphate ore position, together with Nu West's phosphoric acid manufacturing capabilities, will result in a reliable raw material supply that will have the lowest cost in the industry. This new investment will become part of Astaris when the joint venture begins operation.

  For the future, we're exploring new market opportunities in important areas such as food safety. Our peracetic acid, which already is used as a biocide to kill bacteria in medical applications and in paper manufacturing, has applications as a disinfectant in food processing. FMC chemical and machinery operations are sharing expertise on these food-safety initiatives.


                      nineteen ninety nine annual report

14

Developing Products and Partnerships for Your Health


  Since the early 1960s, FMC has built a reputation as the world's technology leader in food texture, structure and stabilization, and in providing solutions to the pharmaceutical industry's tablet binding needs. Today, FMC BioPolymer continues to grow, combining the strengths and potential of our original pharmaceutical and food ingredients businesses with Pronova BioPolymer, a
            Norway-based alginate business we acquired in mid-1999.



Alginates, like a number of FMC BioPolymer products, are derived from seaweed. We share similar markets, customers, product technologies and manufacturing processes. We'll leverage these similarities, and also expect to add new technologies and product lines through ongoing acquisitions and alliances.

  We developed new products and expanded applications in 1999. In the food sector, our heat-stable Avicel and carrageenan products are replacing gelatin in fruit preparations such as bakery fillings and fruit-at-the-bottom yogurt. We've recently developed a low-moisture Avicel for use in snack bars, power bars and diet preparations. Still in development is an Avicel/carrageenan mix that will perform in many low-pH foods, including yogurt and fruit beverages--appealing to the continuing interest in healthy eating.

  On the pharmaceutical side, our technological advances are helping our customers speed the tablet production process, add more controlled-release dosages to smaller-sized capsules, and market chewable vitamins and medications for children and elderly consumers who might have difficulty swallowing traditional tablets.

  Late in 1999, FMC launched LustreClear, an entirely new technology that blends carrageenan with Avicel for the first time to create a new coating for an easier-to-swallow--and more cost-effective--tablet, again geared toward the pediatric and geriatric markets.

  As people continue to try to reduce their fat intake, our food ingredients business will continue to pursue applications in fat reduction. We expect to explore opportunities to work with a partner to produce better-tasting, low-fat preparations. And we'll look at the quality and safety of foods--examining how to preserve the potency of nutrients in processed foods, and how edible coatings might protect foods from contamination.

  Our pharmaceutical experts expect to see increased interest in our new EnTec drug delivery technologies. Our four new technologies work to enhance solubility, control release of active ingredients, mask the taste of unpleasant-tasting drugs, and create soft, chewy formulations for those tablets taken without water. Our lithium business has been instrumental in developing custom products and active ingredients for drugs to treat depression and control AIDS. An increasing number of new compounds currently in the pipelines of pharmaceutical companies worldwide are produced using organolithium chemistry.


                                FMC Corporation

                            [PICTURE APPEARS HERE]

ACTIVE INGREDIENT

FMC's newly acquired business, Norway-based Pronova
BioPolymer, produces the sodium alginate that is used as the active ingredient in Reckitt & Coleman's popular anti-reflux medicine, Gaviscon, manufactured in Hull, England. Gaviscon is available in both liquid and tablet forms, and was the most frequently supplied branded medicine in the United Kingdom in 1999.


                      nineteen ninety nine annual report

BUSINESS SEGMENT DATA

-----------------------------------------------------------------------------------------------------------------------------------
(In millions)                                                                         Year ended December 31
                                                                           1999        1998        1997        1996        1995
-----------------------------------------------------------------------------------------------------------------------------------
Sales
Energy Systems                                                         $1,129.4    $1,320.9    $1,144.3    $  949.0    $  769.1
Food and Transportation Systems                                           826.3       868.2       889.5       738.8       585.4
Agricultural Products                                                     632.4       647.8       637.6       650.2       589.6
Specialty Chemicals                                                       564.5       598.2       604.8       602.0       587.7
Industrial Chemicals                                                      978.4       974.4     1,012.0     1,041.3       976.8
Eliminations                                                              (20.4)      (31.1)      (29.2)      (30.6)      (26.0)
-----------------------------------------------------------------------------------------------------------------------------------
Total                                                                  $4,110.6    $4,378.4    $4,259.0    $3,950.7    $3,482.6
-----------------------------------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations
  before income taxes and cumulative
  effect of changes in accounting principles
Energy Systems                                                         $   97.1    $   95.2    $   76.5    $   33.9    $   16.1
Food and Transportation Systems                                            64.2        72.8        63.9        42.0        33.3
Agricultural Products                                                      64.3        76.3        35.1        93.7        96.4
Specialty Chemicals                                                        73.5        77.9        77.2        65.5        67.3
Industrial Chemicals                                                      144.4       117.5       135.7       181.8       153.1
-----------------------------------------------------------------------------------------------------------------------------------
Segment operating profit/(1)/                                             443.5       439.7       388.4       416.9       366.2
Corporate                                                                 (76.6)      (85.1)      (86.2)      (91.3)      (99.0)
Other income and expense, net                                               2.4         3.2        11.8         3.2        12.2
-----------------------------------------------------------------------------------------------------------------------------------
Operating profit before gains on sales of businesses,
  asset impairments, restructuring and other
  charges, gain on sale of FMC Wyoming stock
  and net interest expense                                                369.3       357.8       314.0       328.8       279.4
Gains on sales of businesses/(2)/                                          55.5          --          --          --          --
Asset impairments/(3)/                                                    (29.1)         --      (224.0)         --       (26.4)
Restructuring and other charges/(4)/                                      (14.7)         --       (40.9)         --      (123.6)
Gain on sale of FMC Wyoming stock/(5)/                                       --          --          --          --        99.7
Net interest expense                                                     (106.7)     (108.3)     (108.8)      (93.0)      (76.4)
-----------------------------------------------------------------------------------------------------------------------------------
Total                                                                   $ 274.3    $  249.5      $(59.7)   $  235.8    $  152.7
-----------------------------------------------------------------------------------------------------------------------------------

Business segment results are presented net of minority interests, reflecting only FMC's share of earnings. The corporate line primarily includes staff expenses, and other income and expense consists of all other corporate items, including LIFO inventory adjustments and pension income or expense.

(1) Results for all segments are net of minority interests in 1999, 1998, 1997, 1996 and 1995 of $5.1 million, $6.2 million, $8.9 million, $9.6 million and $5.1 million, respectively, the majority of which pertain to Industrial Chemicals.

(2) Gains on sales of businesses in 1999 (Note 2 to the consolidated financial statements) relate to the process additives ($35.4 million) and bioproducts ($20.1 million) operations, both of which are attributable to Specialty Chemicals.

(3) Asset impairments in 1999 (Note 4 to the consolidated financial statements) are related to Specialty Chemicals ($20.7 million) and Industrial Chemicals ($8.4 million). Asset impairments in 1997 are related to Energy Systems ($18.0 million), Food and Transportation Systems ($9.0 million), Agricultural Products ($9.0 million), Specialty Chemicals ($62.0 million) and Industrial Chemicals ($126.0 million). Asset impairments in 1995 are related to Specialty Chemicals ($23.4 million) and Industrial Chemicals ($3.0 million).

(4) Restructuring and other charges in 1999 (Note 4 to the consolidated financial statements) are related to Energy Systems ($1.5 million), Food and Transportation Systems ($7.1 million), Agricultural Products ($2.2 million), Specialty Chemicals ($1.3 million), Industrial Chemicals ($0.6 million) and Corporate ($2.0 million). Restructuring and other charges in 1997 are related to Energy Systems ($17.9 million), Food and Transportation Systems ($10.0 million) and Agricultural Products ($13.0 million). Restructuring and other charges in 1995 are related to Energy Systems ($15.5 million), Specialty Chemicals ($21.6 million), Industrial Chemicals ($74.5 million) and Corporate ($12.0 million).

(5) The gain on sale of FMC Wyoming stock (comprising the sale of 20 percent of FMC's soda ash business to minority partners) is attributable to Industrial Chemicals.

BUSINESS SEGMENT DATA continued

---------------------------------------------------------------------------------------------------------------------------

(In millions)                                                                              December 31
                                                                       1999       1998        1997        1996        1995
---------------------------------------------------------------------------------------------------------------------------
Operating Capital Employed/(1)/
Energy Systems                                                      $  439.3   $  471.4    $  550.6    $  649.5    $  572.2
Food and Transportation Systems                                        370.4      384.4       429.3       495.4       279.0
Agricultural Products                                                  552.0      567.3       503.9       546.8       380.8
Specialty Chemicals                                                    652.9      638.8       642.8       630.4       473.4
Industrial Chemicals                                                   818.0      740.8       731.7       920.1       840.4
---------------------------------------------------------------------------------------------------------------------------
Total operating capital employed                                     2,832.6    2,802.7     2,858.3     3,242.2     2,545.8
Segment liabilities included in total operating
  capital employed                                                   1,070.7    1,125.0     1,087.0       917.2       808.8
Corporate and other assets                                              92.5      238.7       167.8       194.5       214.1
---------------------------------------------------------------------------------------------------------------------------
Assets of continuing operations                                      3,995.8    4,166.4     4,113.1     4,353.9     3,568.7
Net assets of discontinued operations/(3)/                                --         --          --       113.5       183.1
---------------------------------------------------------------------------------------------------------------------------
Total assets                                                        $3,995.8   $4,166.4    $4,113.1    $4,467.4    $3,751.8
---------------------------------------------------------------------------------------------------------------------------

Segment Assets/(2)/
Energy Systems                                                      $  749.4   $  848.1    $  829.0    $  874.2    $  792.9
Food and Transportation Systems                                        571.7      618.7       654.2       709.4       394.7
Agricultural Products                                                  735.1      702.3       697.0       646.7       478.1
Specialty Chemicals                                                    732.6      722.8       723.6       714.7       566.9
Industrial Chemicals                                                 1,114.5    1,035.8     1,041.5     1,214.4     1,122.0
---------------------------------------------------------------------------------------------------------------------------
Total segment assets                                                 3,903.3    3,927.7     3,945.3     4,159.4     3,354.6
Corporate and other assets                                              92.5      238.7       167.8       194.5       214.1
---------------------------------------------------------------------------------------------------------------------------
Assets of continuing operations                                      3,995.8    4,166.4     4,113.1     4,353.9     3,568.7
Net assets of discontinued operations/(3)/                                --         --          --       113.5       183.1
---------------------------------------------------------------------------------------------------------------------------
Total assets                                                        $3,995.8   $4,166.4    $4,113.1    $4,467.4    $3,751.8
---------------------------------------------------------------------------------------------------------------------------

(1) Company management views operating capital employed, which consists of assets, net of liabilities, reported by the company's operations (and excludes corporate items such as cash equivalents, debt, pension liabilities, income taxes and LIFO reserves), as its primary measure of segment capital.

(2) Segment assets are assets recorded and reported by the segments, and are equal to segment operating capital employed plus segment liabilities (Note 1 to the consolidated financial statements).

(3) Net assets of discontinued operations comprise the net assets of FMC's Defense Systems and Precious Metals operations (Note 3 to the consolidated financial statements).

PRODUCTS & MARKETS


[PICTURE APPEARS HERE]
-------------------------------------------------------------------------------------------
Energy Systems                             Markets Served
-------------------------------------------------------------------------------------------
FMC Energy Systems supplies                Oil and gas exploration, production,
oil and gas exploration and                refining and transportation. Power
production equipment for land              generation and mining.
and offshore applications;
engineering, procurement and
construction of subsea oil fields;
fluid control and metering products
and systems; loading systems; marine
terminals and floating production
systems; and conveying and
processing systems.

[PICTURE APPEARS HERE]
-------------------------------------------------------------------------------------------
Food & Transportation Systems              Markets Served
-------------------------------------------------------------------------------------------
FMC FoodTech is a global provider of       Meat, seafood and poultry processors.
integrated systems and equipment for       Fruit and vegetable processors.
every phase of food harvesting,            Convenience food processors, including
preparation, processing and preservation.  potato and snack food, soups,
Leader in citrus, poultry, tomato and      sauces and ready meals.
vegetable processing systems.

Airport Products and Systems is a          Global airlines, airports and material
global supplier of Jetway passenger        handling and services companies within
boarding bridges, aircraft loaders,        the aviation industry. Industrial manufacturing,
deicers, push-back tractors, 400hz         mining, warehouses, newsprint, publishing,
inverters, pre-conditioned air and         chemicals and utilities.
automated material handling systems.

[PICTURE APPEARS HERE]
-------------------------------------------------------------------------------------------
Agricultural Products                      Markets Served
-------------------------------------------------------------------------------------------
Agricultural Products provides crop        Food and fiber growers and pest control
protection and pest control products       markets.
for worldwide markets. More than 50
percent of sales derived outside the
United States.

-------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
Competitive Advantage             Market Opportunities                       Outlook
--------------------------------------------------------------------------------------------------------------------
FMC Energy Systems combines       Continuing opportunities to                Strong subsea position and
the industry's broadest range     build market position and                  cost reduction initiatives
of products, services and         long-term customer alliances               should help generate solid
engineering expertise to          by leveraging subsea technologies          performance.
deliver integrated systems for    and systems and integrating recent
subsea/floating production,       acquisitions. Added capabilities
measurement and deep-water        in flow measurement systems expand
applications. The business is     opportunities in the gas metering
well positioned in the four       market.
major regions of offshore
exploration.

--------------------------------------------------------------------------------------------------------------------
Competitive Advantage             Market Opportunities                       Outlook
--------------------------------------------------------------------------------------------------------------------
One of the top 10 suppliers of    Consumer demand for convenience--          Continued profitable growth.
food processing systems in the    such as packaged ready meals--and          Acquisitions of complementary
world, with strong technology     industry supply chain consolidation        technologies strengthen overall
and global support capability.    drive higher-value opportunities           market position and improve
Market-leading positions in       for FMC FoodTech. Increased involvement    competitive advantage.
thermal processing, sterilizing,  with global customers interested in
cooking, frying and freezing      food safety and service.
systems. Partnerships with
major food processors.

Airport Products and Systems      Strong growth in towbarless                The Commander Loader, the world's
provides a broad range of         tractors and pre-conditioned air           top-selling family of aircraft
aviation products with            units for the aviation industry.           cargo loaders, and Jetway, the global
worldwide brand recognition       Positioned for future growth in            market leader of aviation passenger
and market leadership positions.  the military loader market,                boarding bridges, will continue to
Strong and active product         aviation services and automated            strengthen leading positions. Continued
development approach. Global      laser-guided vehicle systems.              focus on cost improvement.
marketing, management and
services network.

--------------------------------------------------------------------------------------------------------------------
Competitive Advantage             Market Opportunities                       Outlook
--------------------------------------------------------------------------------------------------------------------
Solid business presence           Long-term agreement to supply              New herbicide sales and
around the world. Direct          sulfentrazone herbicide to DuPont          continuing cost improvements
distribution in key markets.      for sales in U.S. soybean market           are key to strong performance.
Leading global position in        took effect in 1999. Success of            R&D collaboration with Devgen
pyrethroid chemistry.             new herbicide carfentrazone-ethyl,         in Belgium to expand discovery
Attractive portfolio of           registered for use in major                opportunities.
chemistries that complements      European cereal markets and other
other products and provides       countries worldwide, as well as in
opportunities for new and         U.S. corn markets. Growing
established formulation label     termiticide, turf and horticultural
expansion and volume growth.      market segments worldwide. Product
Strong insecticide and            formulation, sales and distribution
growing herbicide product         joint venture with Rallis in India.
portfolio. Product R&D effort,
generating high profitability.
Solid product stewardship
programs.
--------------------------------------------------------------------------------------------------------------------

PRODUCTS & MARKETS

[PICTURE APPEARS HERE]
------------------------------------------------------------------------------------------
Specialty Chemicals                       Markets Served
------------------------------------------------------------------------------------------
FMC BioPolymer is the world's leading     Global food, pharmaceutical and specialty
producer of alginate, carrageenan and     industries.
microcrystalline cellulose.

Lithium is one of the world's leading     Pharmaceutical, agricultural chemical
producers of lithium-based products.      synthesis, synthetic rubber and plastics,
Recognized as the technology leader       batteries, air conditioning and refrigeration,
in specialty organolithium chemicals      construction, pool and spa, lubricating greases,
and related technologies.                 and ceramics and glass.

[PICTURE APPEARS HERE]
------------------------------------------------------------------------------------------
Industrial Chemicals                      Markets Served
------------------------------------------------------------------------------------------
Alkali Chemicals is the world's           Glass-making, chemicals, detergents, food
largest producer of natural soda ash      products, animal feed additives, mining,
and the market leader in North America.   air/water treatment and pulp and paper.
Downstream products include sodium
bicarbonate, sodium cyanide, sodium
sesquicarbonate, caustic soda.

FMC is a worldwide producer of Hydrogen   Electronics, cosmetics, food, water
Peroxide with manufacturing sites in the  treatment, textiles, pulp and paper.
U.S., Canada, Mexico, Spain, the
Netherlands and Thailand. Region leader
in North America.

     Also the world's leading supplier       Polymers, electronics, pool and spa,
of persulfate products and a major        hair care, industrial water treatment,
producer of peracetic acid and other      paper, pharmaceuticals and Industrial &
oxidants.                                 Institutional sanitizers.

Phosphorus Chemicals is a major           Detergents, cleaning compounds, water
worldwide supplier and leading North      treatment, food products and other
American producer of phosphorus and its   industrial applications.
derivatives, phosphates and phosphoric
acid.

Foret is a major European chemical        Detergents, pulp and paper, textiles,
producer. Products include hydrogen       chemicals, tanning, pharmaceuticals,
peroxide, perborates, phosphates,         ceramics, food and agriculture.
silicates, zeolites, and sulfur
derivatives.
------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------------------
Competitive Advantage             Market Opportunities                       Outlook
--------------------------------------------------------------------------------------------------------------------
Worldwide brand recognition       New opportunities for                      Good performances should
and strong market positions.      alginate technology in food,               continue across food,
Superior product quality,         pharmaceutical and specialty               pharmaceutical and specialty
research, applications            applications. Commercializing new          businesses.
technology, formulation           food ingredient products for dairy,
support, global customer          convenience foods and meat
service and manufacturing         applications. Developed and
capabilities.                     introduced LustreClear--a new
                                  technology in pharmaceutical
                                  coating systems.

Leading market position in        Growing demand for advanced                Improved cost position in
diverse specialty products.       organolithium reagents in                  upstream products. Attractive
Global manufacturing and          pharmaceutical and agricultural            growth in key downstream
distribution capabilities.        chemical synthesis.                        specialty markets.
Strong R&D and manufacturing      Commercializing proprietary
organizations.                    polymer initiators for
                                  synthetic rubber, plastics and
                                  coatings markets. Introduced
                                  new products for lithium ion
                                  batteries used in laptop
                                  computers, personal digital
                                  assistants (PDAs), cell phones
                                  and handheld devices.
                                  Introducing new product line for
                                  the construction industry.


--------------------------------------------------------------------------------------------------------------------
Competitive Advantage             Market Opportunities                       Outlook
--------------------------------------------------------------------------------------------------------------------

Mining and production             Revitalized sales growth                   Continuing focus on
technology leader, including      as overseas economies recover.             improving production
proprietary, low-cost solution    Continued growth tied to                   efficiencies, cost position
mining technology. Multiple       improvement in overseas GDP                and realizing synergies
production facilities result      per capita. New products in                from Tg Soda Ash
in increased flexibility and      cleaning compounds, feed                   acquisition. Capitalizing on
reliability. Enhanced             additives, and acid waste                  volume growth due to
competitive position as a         neutralization.                            recovering overseas
result of the 1999 acquisition                                               economies.
of Tg Soda Ash.

Process technology and plant      Broad-based demand growth.                 Increased market pricing
locations key to low-cost                                                    and growth with market.
supply network. Defendable                                                   Commitment to continued
specialty market positions.                                                  capital efficiency and cost
Sole producer in Mexico.                                                     improvement.
Maintains lowest cost/capital
expansion options as market
demand warrants.

     Capacity share leader,             Sales volume tied                         Continued focus on cost
cost competitive plant            to market growth and new                   improvement; growth via
locations and process             applications.                              new products and applications.
technology.

Lowest-cost U.S. producer of      Growing diversity of product               Focus on pricing and
sodium tripolyphosphate--our      uses. Introduced new food                  production efficiencies.
largest downstream product--      phosphates for the beverage                Expect Astaris joint
used in automatic dishwasher      and meat segments.                         venture to compete more
detergents.                                                                  effectively in global markets.

Strong market positions.          Continuing focus on current                Continued good performance
Excellent cost positions.         market positions. Export                   based on costs and competitive
Strong manufacturing and          growth.                                    advantages of the product
distributions capabilities.                                                  portfolio.
Growing export business.
--------------------------------------------------------------------------------------------------------------------

                                                              FMC Corporation 21

MANAGEMENT'S DISCUSSION AND ANALYSIS


Disclosure of Foward-Looking Statements

Statement under the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995: The company and its representatives may from time to time make written or oral statements that are "forward-looking" and provide other than historical information, including statements contained in the Annual Report, in the company's other filings with the Securities and Exchange Commission or in reports to its stockholders.

     Whenever possible, FMC Corporation ("FMC" or the "company") has identified these forward-looking statements by such words or phrases as "will likely result", "is confident that", "expected", "should", "could", "will continue to", "believes", "anticipates", "predicts", "forecasts", "estimates", "projects" or similar expressions identifying "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management's current views and assumptions regarding future events, future business conditions and the outlook for the company based on currently available information. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, these statements. The company wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made.

     In connection with the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995, the company is hereby identifying important factors that could affect the company's financial performance and could cause the company's actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods in any current statements.

     Among the factors that could have an impact on the company's ability to achieve its operating results and growth plan goals are:

 .Significant price competition, particularly among competitors in the company's chemical businesses;

 .The impact of unforeseen economic and political changes in the international markets where the company competes, including currency exchange rates, war, civil unrest, inflation rates, recessions, trade restrictions, foreign ownership restrictions and economic embargoes imposed by the United States or any of the foreign countries in which FMC does business, and other external factors over which the company has no control;

 .The impact of significant changes in interest rates or taxation rates;

 .Increases in ingredient or raw material prices compared with historical levels, or shortages of ingredients or raw materials;

 .Inherent risks in the marketplace associated with new product introductions and technologies, particularly in agricultural and specialty chemicals;

 .Changes in capital spending by customers in the petroleum exploration and airline industries;

 .Risks associated with developing new manufacturing processes, particularly with respect to complex chemical products;

 .The ability of the company to integrate possible future acquisitions or joint ventures into its existing operations;

 .The impact of freight transportation delays beyond the control of the company;

 .The effect of previously undetected compliance issues related to the arrival of the year 2000;

 .Risks associated with joint venture, partnership or limited endeavors in which the company may be responsible at least in part for the acts or omissions of its partners;

 .Conditions affecting domestic and international capital markets;

 .Risks derived from unforeseen developments in industries served by the company, such as extreme weather patterns or low insect infestations in the agricultural sector, political or economic changes in the energy industries, and other external factors over which the company has no control;

 .Risks associated with litigation, including the possibility that current reserves and estimated loss contingencies relating to the company's ongoing litigation may prove inadequate;

 .Environmental liabilities that may arise in the future that exceed current reserves and estimated loss contingencies; and

 .Increased competition in the hiring and retention of employees.

     The company cautions that the foregoing list of important factors may not be all-inclusive, and it specifically declines to undertake any obligation to publicly revise any forward-looking statements that have been made to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

     With respect to forward-looking statements set forth in the notes to consolidated financial statements, including those relating to environmental obligations, contingent liabilities and legal proceedings, as well as the Company's 1999 Annual Report on Form 10-K, some of the factors that could affect the ultimate disposition of those contingencies are changes in applicable laws, the development of facts in individual cases, settlement opportunities and the actions of plaintiffs, judges and juries.


                            [PICTURE APPEARS HERE]

SERVICE DELUXE

To focus on customer needs, mobilize installations, and test and service equipment, FMC's Energy Systems business operates the world's largest offshore base in Bergen, Norway.

                            [PICTURE APPEARS HERE]

FAST FOOD

Stein's VaporJet depends on high humidity to cook poultry and other meats faster--producing higher yields and safer-to-eat foods.

GENERAL

1999 compared with 1998
Sales of $4.1 billion for 1999 were down from $4.4 billion in 1998. Sales outside the United States, including exports, represented 57 percent of the company's total sales, consistent with 1998. U.S. sales and non-U.S. sales decreased by 7 percent and 6 percent, respectively.

     After-tax income from continuing operations before asset impairments, restructuring and other charges, and gains on sales of businesses (in 1999) and the cumulative effect of a change in accounting principle (in 1998) was $195.1 million, or $6.03 per share on a diluted basis, in 1999 compared with $185.3 million, or $5.30 per share, in 1998.

     Average shares outstanding used in the years' diluted earnings per share calculations decreased to 32.4 million in 1999 from 34.9 million in 1998 due to the company's share repurchase program.

     Income from continuing operations, including one-time items, was $216.0 million, or $6.67 per share on a diluted basis, in 1999 compared with $185.3 million, or $5.30 per share, in 1998.

     Net loss from discontinued operations (Note 3 to the consolidated financial statements) was $3.4 million in 1999 compared with $42.7 million in 1998, or $0.10 and $1.22 per share on a diluted basis in 1999 and 1998, respectively. In 1999, gains on the sale of real estate used by the company's discontinued defense systems operations were offset by charges recorded primarily for environmental remediation and changes in actuarial estimates of general liability and workers' compensation liabilities. In 1998, the company recorded a $70.0 million pre-tax charge to increase environmental reserves related to discontinued operations (Notes 3 and 14 to the consolidated financial statements).

     Net income for 1999 was $212.6 million, or $6.57 per share on a diluted basis, compared with $106.5 million, or $3.05 per share on a diluted basis for 1998. The company adopted AICPA Statement of Position ("SOP") No. 98-5, "Reporting on the Costs of Start-Up Activities," effective January 1, 1998. In conjunction with the adoption, the company charged $46.5 million ($36.1 million after tax, or $1.03 per share on a diluted basis) of previously capitalized start-up costs to expense. This charge was recorded in 1998 as the cumulative effect of a change in accounting principle.

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

     Net loss from discontinued operations (Note 3 to the consolidated financial statements) was $42.7 million in 1998, or $1.22 per share on a diluted basis. In 1998, the company recorded a $70.0 million pre-tax charge to increase environmental reserves associated with discontinued operations (Notes 3 and 14 to the consolidated financial statements). Net income from discontinued operations in 1997, primarily related to the sale of the company's defense operations, was $191.4 million, or $5.20 per share.

     Net income for 1998 was $106.5 million, or $3.05 per share on a diluted basis, compared to $162.4 million, or $4.41 per share, in 1997. In 1998, the company adopted SOP No. 98-5 (discussed above and in Note 1 to the consolidated financial statements). In conjunction with this adoption, a charge of $46.5 million ($36.1 million after tax, or $1.03 per share on a diluted basis) was recorded in 1998 as the cumulative effect of a change in accounting principle. In 1997, the company wrote off business process reengineering costs of $7.6 million ($4.5 million after tax, or $0.12 per share) in conjunction with the requirements of a consensus of the Financial Accounting Standards Board's Emerging Issues Task Force.

BUSINESS SEGMENTS

Results on a segment basis for the five years ended December 31, 1999 are presented on page 16. As described in Note 1 to the consolidated financial statements, effective for the year ended December 31, 1998, the company adopted Statement of Financial Accounting Standards ("SFAS") No. 131, "Disclosures about Segments of an Enterprise and Related Information." Under the provisions of the standard, the company began reporting results based on five segments. Segment data for the periods prior to 1998 have been restated and are presented on a comparable basis.

     Segment operating profits exclude certain income and expense items as described in Note 1 to the consolidated financial statements.


                            [PICTURE APPEARS HERE]

WEEDS, BE GONE

FMC created carfentrazone-ethyl, the fastest-acting herbicide for controlling Europe's prolific galium weed. In 1999, we expanded registrations directed at European wheat and barley fields to include other crops, including potatoes.

                            [PICTURE APPEARS HERE]

MEDICAL MILESTONES

Our lithium business has developed specialty organolithium products used in the manufacture of new prescription drugs--including those used in treating depression and controlling AIDS.

ENERGY SYSTEMS

1999 compared with 1998
Energy Systems 1999 sales of $1,129.4 million decreased from 1998 sales of $1,320.9 million, while operating profits increased to $97.1 million (before restructuring and other charges), from $95.2 million in 1998. Backlog at December 31, 1999 and 1998 was $593.4 million and $877.9 million, respectively.

     Lower sales reflected reduced customer exploration and production spending for 1999 due to price and market uncertainty. Uncertainty surrounding both oil prices and oil company mergers resulted in delays in subsea projects, reflected in reduced backlog in 1999 compared with 1998, and a depressed market for land-based wellheads. Partly offsetting these declines were higher deliveries arising from the Elf Girassol Angola and Terra Nova Canada projects, and higher sales to several of the company's energy systems alliance partners, such as Shell and Exxon.

     Operating profits increased as a result of improved margins, standardization and cost reductions when compared with 1998.

     Shipments of marine loading arms in the fourth quarter of 1999 resulted in increased sales and profits when compared with the same period in 1998.

1998 compared with 1997
Energy Systems 1998 sales of $1,320.9 million were up 15 percent from prior-year sales of $1,144.3 million, and operating profits of $95.2 million were up 24 percent from $76.5 million (before asset impairments and restructuring and other charges) in 1997.

     Demand in the subsea business remained strong with higher sales to Shell, Statoil and Elf Aquitaine, among others. The results also reflect the August 1998 acquisition of CBV, the leading wellhead manufacturer in Brazil. Energy Systems earnings also were favorably affected by cost-saving efforts implemented during the year, including the elimination of approximately 250 positions.

     During 1998, the company continued to solidify its premier position in subsea systems, receiving a $230 million order for the Terra Nova project on the Grand Banks of Newfoundland and a $200 million order for the Elf Girassol project, offshore Angola. Also during 1998, the company sold Crosby Valve to a subsidiary of Tyco International Ltd., realizing an immaterial gain on the disposition.

Outlook for 2000
Industry surveys indicate higher exploration and production budgets for oil companies. However, the timing of project orders remains uncertain as customers continue to respond cautiously to the effects of recent oil price increases and oil company mergers. Until the market improves, competitive pressures are expected to remain intense. Management is confident that the company can retain its leadership position in the energy markets that it serves.

FOOD & TRANSPORTATION SYSTEMS

1999 compared with 1998
Food and Transportation Systems sales declined to $826.3 million from $868.2 million in 1998. Operating profits were $64.2 million (before restructuring and other charges), down from $72.8 million in 1998. Backlog of $247.2 million at December 31, 1999 was relatively flat compared with $256.0 million at December 31, 1998. Lower sales and operating profits for the segment primarily reflect a decrease in airport products and systems, down from record levels in 1998.

     The decline in airport products and systems sales from 1998 was a result of lower domestic sales of loaders purchased for equipment replacement programs by airlines and reduced purchases of ground support equipment by cargo companies. These reductions were partially offset by increased demand from European airports and airlines. Reduced profitability in 1999 was the result of lower sales volumes, particularly for loaders, and lower margins for Jetway projects.

     FMC FoodTech's sales were slightly lower as a result of lower freezer sales and the 1998 divestiture of a minor product line. Higher margins arising from higher after-market sales, lower costs and a more favorable product mix for FMC FoodTech in 1999 contributed to its increased profitability.

1998 compared with 1997
Food and Transportation Systems 1998 sales of $868.2 million decreased from $889.5 million in 1997, and 1998 operating profits of $72.8 million increased from $63.9 million (before asset impairments and restructuring and other charges) in the prior year.

     FMC FoodTech's 1998 sales were down from the prior year as a result of the weak business climate in Asia and the divestiture of a minor product line, but were partially offset by increased food processing sales. Operating profits were up compared with 1997, reflecting stronger after-market performance and the benefits of cost reduction activities. Sales and operating profits were up in airport products and systems, as increased sales of Jetway Systems and ground support equipment more than offset lower deicer sales that resulted from a mild winter in 1997.


                            [PICTURE APPEARS HERE]

GOING DEEP

In 1998 we acquired our licensee CBV, Brazil's leading wellhead producer, to add deep-water capabilities and strengthen our presence offshore Brazil. This wellhead is headed for Petrobras, Brazil's state-owned oil company and a key CBV customer.

                            [PICTURE APPEARS HERE]

WHERE'S THE BEEF?

FMC's Frigoscandia Equipment engineers designed the Steam Pasteurization System. This USDA-approved equipment uses thermally controlled steam chambers to kill surface bacteria--including E coli, salmonella and listeria--on beef ready for processing.

Outlook for 2000
Stable business conditions are expected to prevail for FMC FoodTech's operations as food processors are expected to continue to seek opportunities to invest in improved technologies that lower their costs. The acquisition of Northfield Freezing Systems Group from York International in early 2000 builds on FMC's existing position by increasing the company's range of high-quality specialized freezing solutions for industrial food processing. FMC expects its worldwide market position for freezing equipment to increase in both scale and level of service.

     Management expects strong performance from Jetway Systems, reflecting the high volume of orders for domestic projects to be executed in 2000. Overall growth of transportation systems depends in part on the growth rate of the airline industry, which can be affected by labor issues and fluctuations in fuel prices.

AGRICULTURAL PRODUCTS

1999 compared with 1998
Sales of Agricultural Products were $632.4 million, down from $647.8 million in 1998. Operating profits were $64.3 million (before restructuring and other charges) compared with $76.3 million in 1998. Lower sales and earnings in 1999 resulted from unusually low pest infestation levels in U.S. cotton and corn markets and from difficult economic conditions in Latin America. Partially offsetting these factors were the continued benefits from cost-reduction initiatives and increased profitability from sulfentrazone.

1998 compared with 1997
Sales for Agricultural Products of $647.8 million in 1998 were up from $637.6 million in 1997, and operating profits increased to $76.3 million from $35.1 million (before asset impairments and restructuring and other charges) in the prior year. Sales were up due to improved performance in herbicide markets. The significant increase in operating profits was largely a result of cost reductions implemented during 1998. In 1997, operating profits were negatively affected by difficulties encountered in the start-up process at the company's Baltimore, Maryland, sulfentrazone plant.

Outlook for 2000
The company anticipates a strong rebound in Agricultural Products in 2000 as pest infestations are anticipated to return to normal levels in North America. Increased herbicide sales and economic recovery in Brazilian and Asian markets are expected to provide opportunity for growth in this segment.

SPECIALTY CHEMICALS

1999 compared with 1998
Specialty Chemicals sales of $564.5 million in 1999 decreased from $598.2 million in 1998, and operating profits of $73.5 million (before gains on sales of businesses and charges for asset impairments and restructuring and other charges) in 1999 decreased $4.4 million from $77.9 million in 1998.

     Increased sales and operating profits of FMC BioPolymer in 1999 (which includes the Pronova Biopolymer alginate business acquired from Norsk Hydro in the second quarter, as well as FMC's former pharmaceutical and food ingredients businesses) were more than offset by reductions caused by the sale of the process additives and bioproducts businesses in the third quarter.

     Higher sales of food ingredients to Asia and Europe in 1999 increased revenues and profits for FMC BioPolymer. The increase in profitability was partially offset by higher manufacturing costs in 1999 in the pharmaceutical portion of the business.

     Although lithium sales declined slightly in 1999 when compared with 1998, the company enhanced its strategic position by executing a long-term sourcing agreement with Sociedad Quimica y Minera de Chile S.A. ("SQM"), a South American manufacturer of lithium carbonate. Costs related to idling production in FMC's lithium carbonate facility in Argentina partially offset the benefits of the SQM sourcing agreement in 1999 earnings.

1998 compared with 1997
Specialty Chemicals 1998 sales were $598.2 million, down slightly from 1997 sales of $604.8 million. Operating profits of $77.9 million were up from $77.2 million (before asset impairments) in 1997.

     Food ingredient sales were up from the prior year, driven by sales of new products. Operating profits increased on higher sales and the continued reduction of manufacturing and administrative costs.

     Lithium sales and operating profits were down from the prior year as a result of lower lithium carbonate and lithium hydroxide prices and higher operating costs associated with the start-up of the Argentine production facilities.

     U.K.-based sales of water additives and flame retardant products were up slightly from the prior year. Operating profits in 1998 increased over 1997 as cost reductions more than offset negative foreign currency effects.

Outlook for 2000
Strategic acquisitions and divesting non-core businesses have positioned this segment for growth. A full year's sales from Pronova Biopolymer, acquired in mid-1999, and continued realization of synergies are expected to drive growth for FMC BioPolymer over the next year. In addition, growing demand for the company's specialty lithium applications is expected to continue throughout 2000. The value of certain productive assets for lithium will continue to be assessed in light of both the recent strategic moves to outsource lithium carbonate and other potential changes in the industry structure required to increase profitability in this market.

                            [PICTURE APPEARS HERE]

SNOW BLOWER

The AirFirst deicer uses forced air to blow snow and ice off the surface of an aircraft. This approach reduces the use of the traditional deicing fluid, as well as operational time and impact on the environment.

MANAGEMENT'S DISCUSSION AND ANALYSIS

INDUSTRIAL CHEMICALS

1999 compared with 1998
Industrial Chemicals sales of $978.4 million in 1999 were up from $974.4 million in 1998. Operating profits of $144.4 million (net of minority interests and before asset impairments and restructuring and other charges) increased significantly from $117.5 million in 1998. Industrial Chemicals earnings favorability was driven largely by the impact of the company's acquisition of Tg Soda Ash and continued significant cost reductions (including the favorable impact of a change in the estimated useful lives of assets), partially offset by expenses for Y2K-related compliance and higher pension costs.

     Phosphorus results in 1999 included decreases in sales and profitability when compared with 1998, reflecting lower volumes and increased distribution costs partially offset by higher average prices.

     Higher sales volumes and profits for soda ash reflect the positive impact of the company's acquisition of Tg Soda Ash in 1999, although the improvements were partially offset by reduced domestic and export prices.

     Sales from Spain-based FMC Foret were lower in 1999 compared with 1998 as a result of competitive pressures on selling prices and the translation impact of the weakened Spanish peseta against the U.S. dollar. Operating profits were higher in 1999, reflecting lower raw material prices and improved efficiencies, which more than offset the unfavorable effects of currency translation.

     Hydrogen peroxide sales and operating earnings increased on higher prices and volumes, reflecting improvements in the pulp industry. Lower costs also contributed to increased profitability.

1998 compared with 1997
Industrial Chemicals sales in 1998 were $974.4 million compared with $1,012.0 million in 1997, and operating profits (net of minority interests) were $117.5 compared to $135.7 million (before asset impairments) in the prior year.

     Sales and operating profits of alkali products in 1998 decreased from the previous year, reflecting lower domestic and export prices, decreased export volumes of soda ash to Asia and lower sodium cyanide sales due to reduced gold mining activity. Cost reductions implemented in the third and fourth quarters of 1998 at the company's Green River, Wyoming facility partially offset the impact of unfavorable market conditions.

     Hydrogen peroxide sales and operating profits in 1998 were down from 1997, as lower prices more than offset increased volumes and reduced costs. The company shut down an older production line at its Bayport, Texas facility in August 1998, and a competitor also shut down a portion of its production facilities. The combined effect of these actions reduced excess U.S. production capacity by approximately 45 percent. FMC expects to meet current demand levels from its remaining production facilities.

     Phosphorus sales decreased in 1998 from the prior year due to reduced volumes. Operating profits were essentially even with 1997, as lower sales were offset by reduced depreciation resulting from an asset impairment charge recorded in 1997.

     Sales from Spain-based FMC Foret increased in 1998 as higher sales volumes more than offset the effects of selling price pressures in the last half of 1998 and the negative translation impact of the Spanish peseta against the U.S. dollar. Operating profits were lower in 1998 as the impact of higher sales volumes was offset by reduced margins in the fourth quarter and by the effect of foreign currency translation.

Outlook for 2000
Soda ash results are expected to continue to improve in 2000, reflecting a full year of contributions from Tg Soda Ash and the result of cost-saving initiatives. Average soda ash pricing is expected to be down slightly in 2000, reflecting decreased prices in Asia intended to protect Asian volume, while pricing of hydrogen peroxide in 2000 is expected to exceed 1999 levels. A phosphorus joint venture with Solutia Inc, to be named Astaris LLC, was announced in 1999 and is subject to a governmental approval process that is expected to be completed in the first quarter of 2000. Upon formation of the joint venture, FMC expects to benefit from significant synergies through plant rationalizations and other restructuring activities.


                             [PHOTO APPEARS HERE]

FIRED UP

Fire ants, among the most destructive insects to invade the United States, destroy grain and vegetable crops and bite people with stings that burn like fire. FMC's pioneering work in synthetic pyrethroids led to the discovery of bifenthrin, which acts to eradicate these pests' nests in huge mounds of earth. Massey Services, a pest control expert, uses FMC's Talstar insecticide to fight the ants at a residence in Florida.

OTHER INFORMATION

Corporate Expenses, Net Interest Expense and Pension-Related Costs

Corporate expenses of $76.6 million (before restructuring and other charges) in 1999 decreased $8.5 million from the prior year reflecting ongoing cost reduction efforts. Compared with 1997, the company's 1998 corporate expenses declined slightly. The company expects 2000 results to benefit from further cost-control measures.

     Net interest expense for 1999 and 1998 was $106.7 million and $108.3 million, respectively, reflecting lower average rates in 1999. Net interest expense in 1998 was substantially flat compared with 1997.

     Pension and other postemployment benefit expenses increased $19.4 million in 1999 primarily due to a lower discount rate used to value the company's liabilities and due to increased costs related to certain non-qualified plans. For 2000, an increase in the discount rate is expected to result in a reduction in expenses related to pension and other postemployment benefits; however, this change is not expected to affect the company's cash flow.

     Under generally accepted accounting principles, the company is required to periodically evaluate the useful lives of its plants and equipment. In the first quarter of 1999, the company extended the depreciable lives of certain equipment used in its chemical and machinery operations to 15 years from an average of 11 to 12 years. This change better reflects the current service lives of its assets. The effect of this change increased pre-tax profits by $24.2 million in 1999. Asset lives used for tax purposes were not affected by this change.

Taxes

Although FMC's domestic earnings (losses) are generally subject to tax expense (benefit) at the statutory rate of 35 percent, many factors alter the company's consolidated tax rate. These factors include non-deductible or non-benefitable transactions related to goodwill or other items, differing foreign tax rates, state tax increments, depletion, foreign sales corporation benefits, and other permanent differences. The company's effective tax rate of 21.2 percent in 1999 also includes the beneficial impact of the non-taxable portion of a gain on the sale of FMC's process additives business (Note 2 to the consolidated financial statements).

     The effective tax rate in 1999, excluding special income and expense items, was 25.7 percent, consistent with the effective tax rate in 1998 of 25.7 percent before the cumulative effect of a change in accounting principle. The effective tax benefit rate in 1997, before the cumulative effect of a change in accounting principle, was 59.0 percent, which includes the impact of asset impairments and restructuring and other charges (Note 4 to the consolidated financial statements), a portion of which were not benefited for tax purposes. The 1997 effective tax rate was 23.8 percent excluding these charges.

Accounting Changes

SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", is effective (as amended) for financial statements for fiscal years beginning after June 15, 2000, but may be adopted in earlier periods. SFAS No. 133 will require the company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative will either be offset against the change in fair value of the hedged item through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be recognized in earnings immediately. The company is evaluating the new standard's provisions and has not yet determined what the effect of SFAS No. 133 will be on the earnings and financial position of the company. The company intends to adopt the standard on January 1, 2001.

Discontinued Operations

The company recorded losses from discontinued operations of $3.4 million and $42.7 million (net of tax) in 1999 and 1998, respectively, and a gain of $191.4 million (net of tax) in 1997.

     The loss from discontinued operations in 1999 included gains of $53.7 million ($32.8 million after tax) from the sale of property in California that was formerly used by the company's divested defense business. FMC also recorded charges of $59.4 million ($36.2 million after tax) for environmental remediation and changes in actuarial estimates of general liability and workers' compensation liabilities associated with discontinued businesses.

     Results of discontinued operations for 1998 consisted of a $70.0 million ($42.7 million after tax) charge for environmental costs (net of anticipated recoveries of $19.8 million), the majority of which related to clean-up work at the discontinued fiber manufacturing site in Front Royal, Virginia (Notes 3 and 14 to the consolidated financial statements).

     In 1997, results of discontinued operations included gains from the sale of the defense business of $318.4 million ($179.7 million after tax), income from operations of the discontinued defense segment of $64.2 ($38.7 million after tax) and a $45.0 million ($27.0 million after tax) charge for environmental costs related to various discontinued operations (Note 3 to the consolidated financial statements).

                            [PICTURE APPEARS HERE]

SOUND ANALYSIS

FMC's resourceful developmental work has resulted in a new analytical approach to measuring the chemical components of persulfate products. Incorporating a new analytical method into the process supports product and process safety and delivers more efficient production.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Asset Impairments and Restructuring and Other Charges

In the third quarter of 1999, FMC recorded asset impairments of $29.1 million ($17.8 million after tax), and restructuring and other one-time charges of $14.7 million ($9.0 million after tax). Asset impairments of $20.7 million were required to write off the remaining net book values of two U.S. lithium facilities, which management determined would not be feasible to use as currently configured. Additionally, an impairment charge of $8.4 million was required to write off the remaining net book value of a small caustic soda facility in Green River, Wyoming. Restructuring and other one-time charges of $14.7 million resulted primarily from strategic decisions to divest or restructure a number of businesses and support departments, including certain food machinery, agricultural products, and energy systems operations and certain corporate and shared services support departments.

     FMC recorded pretax charges of $264.9 million ($180.9 million after tax) in 1997. Of this amount, $224.0 million ($154.0 million after tax) related to asset impairments, primarily in the phosphorus chemicals and process additives businesses, and $40.9 million ($26.9 million after tax) primarily covered smaller restructuring activities in several other businesses.

     See Note 4 to the consolidated financial statements for further discussion of the asset impairments and restructuring charges.

Environmental Obligations

FMC, like other industrial manufacturers, is involved with a variety of environmental matters in the ordinary course of conducting its business and is subject to federal, state and local environmental laws. FMC feels strongly that the company has a responsibility to protect the environment, public health and employee safety.

     This includes cooperating with other parties to resolve issues created by past and present handling of wastes. When issues arise, including notices from the Environmental Protection Agency or other government agencies identifying FMC as a Potentially Responsible Party, FMC's environmental remediation management assesses and manages the issues. When necessary, the company uses multifunctional teams composed of environmental, legal, financial and communications management to ensure that the company's actions are consistent with its responsibilities to the environment and public health, as well as to its employees and shareholders.

     In the fourth quarter of 1999, the company provided additional environmental reserves related to discontinued operations totaling $25.9 million ($15.8 million after tax). This provision and provisions made in 1998 and 1997 are more fully described in Note 3 to the consolidated financial statements.

     Additional information regarding the company's environmental accounting policies and potential environmental liability is included in Notes 1 and 14, respectively, to the company's consolidated financial statements. Information regarding environmental obligations associated with the company's discontinued operations is included in Note 3 to the consolidated financial statements. Estimates of 2000 environmental spending are included below in Liquidity and Capital Resources.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents at December 31, 1999 and December 31, 1998 were $64.0 million and $61.7 million, respectively. The company had total borrowings of $1.3 billion and $1.5 billion as of December 31, 1999 and 1998, respectively. Operating working capital, which excludes cash and cash equivalents, short-term and the current portion of long-term debt, income tax balances and the impact of the company's 1999 sale of accounts receivable, decreased $49.0 million to $255.2 million at December 31, 1999, from $304.2 million at December 31, 1998, as follows:

(In millions)
                                                                                December 31              Effect of Change
                                                                           1999                1998          in Component
---------------------------------------------------------------------------------------------------------------------------
Components of operating working capital:

   Trade receivables (net)/(1)/                                         $   779.4           $ 840.6               $ (61.2)
   Inventories                                                              457.7             517.7                 (60.0)
   Other current assets                                                     172.6             136.4                  36.2
   Accounts payable, trade and other                                       (665.5)           (685.8)                 20.3
   Accrued payroll                                                         (106.9)           (109.3)                  2.4
   Other current liabilities                                               (371.6)           (383.3)                 11.7
   Current portion of accrued pensions and other
     postretirement benefits                                                (10.5)            (12.1)                  1.6
---------------------------------------------------------------------------------------------------------------------------
                                                                        $   255.2           $ 304.2               $ (49.0)
---------------------------------------------------------------------------------------------------------------------------


(1) For purposes of this calculation, the balance has been adjusted by $144.0 million at December 31, 1999 to exclude the impact of the company's sale of receivables.

                            [PICTURE APPEARS HERE]

HOW SWEET IT IS

Sulfentrazone, one of two new herbicides FMC has brought to market in the last few years, is a big force for FMC in Latin America, where it is used on sugarcane and soybean crops. Our product, known as Boral and Capaz in Latin America, is performing well on this sugarcane field near Guadalajara, Mexico.

     Cash provided from operating activities of $558.2 million for the year ended December 31, 1999 increased from $430.0 million in 1998 primarily as a result of the sale of accounts receivable in the fourth quarter of 1999 and a reduction in inventories and other accounts receivable during the year. The company also received $49.1 million related to settlement of insurance coverage issues regarding environmental claims.

     Sales of receivables, which the company initiated in the fourth quarter of 1999, reduced accounts receivable by $144.0 million at December 31, 1999. Net discounts recognized on receivables sales during 1999 totaling $1.9 million are included in selling, general and administrative expenses in the consolidated statement of income for the year ended December 31, 1999. Proceeds received by the company from the sales of receivables were used to repay short-term debt. Sales of receivables were without recourse and were executed through a wholly owned subsidiary. The agreement for the sale of accounts receivable provides for continuation of the program on a revolving basis for a three-year period.

     Cash required by investing activities of $255.2 million in 1999 decreased from the 1998 requirement of $351.5 million. During the year ended December 31, 1999, the company received $199.3 million from sales of its process additives and bioproducts businesses, which partly offset funding required for the company's acquisitions of Pronova Biopolymer AS and Tg Soda Ash, Inc. (Note 2 to the consolidated financial statements).

     In addition to the acquisitions and divestitures described above (Note 2 to the consolidated financial statements), the company completed a number of smaller transactions in 1999 and continues to evaluate potential acquisitions, divestitures and joint ventures on an ongoing basis.

     Capital spending (excluding acquisitions) of $236.3 million for the year ended December 31,1999 is lower when compared with 1998, reflecting the completion of significant capital projects. This reduction was partially offset by increased spending related to environmental compliance at current operating sites.

     During 1999, the company entered into an agreement for the sale and leaseback of $29.1 million of certain equipment. The net proceeds received in connection with this transaction were $52.1 million. A non-amortizing deferred credit of $23.4 million was recorded in conjunction with the transaction and is included in other long-term liabilities at December 31, 1999 (Note 8 to the consolidated financial statements).

     Cash required by financing activities in 1999 of $340.2 million significantly increased from $7.5 million in 1998, largely because of significant net long-term debt repayments during 1999. For the year ended December 31, 1999, the company increased its commercial paper borrowings by $40.9 million (net of discount); increased borrowings under uncommitted U.S. credit facilities by $39.7 million; and received proceeds from issuing $35.0 million of medium-term notes under the universal shelf registration described below. These funds were used primarily to retire higher-cost senior debt and to purchase FMC common stock under the company's open-market stock repurchase program.

     The company has $800.0 million in committed credit facilities, consisting of a $350.0 million, 364-day non-amortizing revolving credit agreement due in July 2000 and a $450.0 million, five-year non-amortizing revolving credit agreement due in December 2001. As of December 31, 1999, the company had no borrowings under the revolving credit agreements and had commercial paper borrowings (supported by committed credit facilities) of $190.8 million and borrowings under uncommitted U.S. credit facilities of $89.8 million.

     On August 3, 1998, a new universal shelf registration statement became effective, under which $500.0 million of debt and/or equity securities may be offered. This registration statement incorporated $160.0 million of unused capacity from the company's 1995 shelf registration statement. During 1997, the company issued $70.0 million of medium-term notes at rates ranging from 7.2 percent to 7.32 percent. The net proceeds of $69.7 million were used to retire short-term borrowings. During 1998, the company issued $290.0 million of medium-term notes at rates ranging from 6.6 percent to 7.125 percent. The net proceeds of $288.6 million were used to retire other borrowings and repurchase FMC common stock. During 1999, the company issued $35.0 million of medium-term notes at rates ranging from 6.38 percent to 6.53 percent. The net proceeds of $34.9 million were used to retire other borrowings and repurchase FMC common stock. Unused capacity of $345.0 million remains available under the 1998 shelf registration at December 31, 1999.

     In 1999, the company borrowed $50.0 million at 6.45 percent interest maturing in 2032 from the proceeds of Power County, Idaho's Solid Waste Industrial Development Revenue Bonds. Undrawn proceeds of $21.1 million at December 31, 1999 will be used to fund phosphorus capital projects related to solid waste disposal (Note 14 to the consolidated financial statements).

                            [PICTURE APPEARS HERE]

ADVANCED METERING

We're enhancing our capabilities to the gas-producing industry with our 1999 acquisition of the flow measurement systems of Perry Equipment Company, a producer of gas orifice metering equipment.

                            [PICTURE APPEARS HERE]

THE MAIN INGREDIENT

We are expanding applications for our seaweed-derived products carrageenan and Avicel micro-crystalline cellulose, used as food and pharmaceutical ingredients. Recently, we developed Avicel as a gelatin replacement and as a low-moisture ingredient for use in snack products.

MANAGEMENT'S DISCUSSION AND ANALYSIS

     During 1999, the company completed the common stock open-market repurchase program originally authorized by the Board of Directors on August 28, 1997. Purchases for 1999 totaled 2.5 million shares at a cost of $137.5 million. A total of 7.7 million shares were repurchased during fiscal years 1997 through 1999 at a cost of approximately $503 million.

     On August 27, 1999, the Board of Directors authorized an additional $50 million of open market repurchases of FMC common stock, which the company had not commenced at December 31, 1999. Depending on market conditions, the company may purchase additional shares of its common stock on the open market from time to time; however, the company has not determined when or if it will make significant repurchases under this authorization.

     The company expects to meet operating needs, fund capital expenditures and potential acquisitions, and meet debt service requirements for 2000 through cash generated from operations and available credit facilities. FMC expects its cash requirements for 2000 to include approximately $230 million for planned capital expenditures, including approximately $85 million for capital projects related to environmental control facilities. Projected 2000 spending also includes approximately $60 million for environmental compliance at current operating sites, which is an operating expense of the company, plus approximately $60 million of remediation spending and $8 million for environmental study costs at current operating, previously operated and other sites, which has been accrued in prior periods.

     The company's foreign currency translation adjustment in accumulated other comprehensive loss increased from $134.1 million at December 31, 1998 to $196.0 million at December 31, 1999, primarily as a result of the negative translation impact of the Spanish peseta against the U.S. dollar.

     The company's ratios of earnings to fixed charges were 3.1x and 2.8x for the years ended December 31, 1999 and 1998, respectively. The increase in the ratio from 1998 is primarily the result of higher 1999 earnings, as gains on the sales of businesses and lower selling, general and administrative expenses more than offset the effect of lower sales, asset impairments and restructuring and other charges on 1999 earnings.

DIVIDENDS

No dividends were paid in 1999, 1998 and 1997, and no dividends are expected to be paid in 2000.

DERIVATIVE FINANCIAL INSTRUMENTS AND MARKET RISKS

FMC's primary financial market risks include fluctuations in interest rates and currency exchange rates. The company manages these risks by using derivative financial instruments in accordance with established policies and procedures. FMC does not use derivative financial instruments for trading purposes. At December 31, 1999, the company's derivative holdings consisted primarily of foreign currency forward contracts.

     When FMC sells or purchases products or services outside the United States, transactions are frequently denominated in currencies other than U.S. dollars. Exposure to variability in currency exchange rates is mitigated, when possible, through the use of natural hedges, whereby purchases and sales in the same foreign currency and with similar maturity dates offset one another. Additionally, FMC initiates hedging activities by entering into foreign exchange forward contracts with third parties when unable to use natural hedges. The maturity dates of the currency exchange agreements that provide hedge coverage are consistent with those of the underlying purchase or sales commitments.

     To monitor its currency exchange rate risks, the company uses a sensitivity analysis, which measures the impact on earnings of a 10 percent devaluation of the foreign currencies to which it has exposure. Based on its sensitivity analysis at December 31, 1999, such a fluctuation in currency exchange rates in the near term would not materially affect FMC's consolidated operating results, financial position or cash flows. FMC's management believes that its hedging activities have been effective in reducing its risks related to currency exchange rate fluctuations.

     During September 1998, the company entered into $65.0 million of forward contracts to offset risks associated with the real-denominated portions of FMC's Brazilian investments. During the first quarter of 1999, the Brazilian real devalued. Losses from the decline in value of the company's real-denominated investments during the 1999 devaluation, as well as 1999 economic losses related to the Brazilian economic crisis, were offset by gains on these forward contracts.

     For more information on derivative financial instruments, see Notes 1 and 7 to the consolidated financial statements.

                            [PICTURE APPEARS HERE]

COMBINING CAPABILITIES

From longwall mining, shown here, to solution mining to the acquisition of Tg Soda Ash, FMC has leveraged its investments and reduced costs to secure our position as the lowest-cost producer of soda ash.

IMPACT OF THE YEAR 2000

Systems-related failures, miscalculations or business interruptions associated with entry into the year 2000 (the "Y2K" issue), either from within the company or from the surrounding environment, had the potential to have a materially adverse effect on the company.

     FMC devoted substantial resources to planning and executing a strategy aimed at identifying non-compliant systems and programs, fixing problems, testing solutions and developing contingency plans. In addition to the company's critical systems, the systems of key suppliers, customers and business partners were included in the scope of the project.

     At the time of entry to the year 2000, the company executed a centralized incident reporting and follow-up system to monitor company site conditions at its locations around the world. There were no instances of non-compliance that had a material financial impact on the company. FMC has not yet identified any Y2K issues relating to items having economic, health, safety or environmental implications. The company believes all of its critical systems are Y2K compliant, but there is no guarantee that the company has discovered all possible failure points. Specific factors contributing to any remaining uncertainty include the failure to identify all susceptible systems, non-ready third parties whose systems and operations impact the company and other similar uncertainties. While the company intends to continue to monitor its business for Y2K compliance-related issues, management believes that the resolution of such issues, if any, will not materially affect the financial position, results of operations or cash flows of FMC.

     In order to address Y2K issues, the company made systems modifications and/or accelerated certain system changes in its IT, manufacturing, and facility systems that might otherwise have been made at a later date. From inception of the Y2K program through December 31, 1999, the company spent approximately $19 million on Y2K compliance, of which approximately $16 million was expensed and $3 million was capitalized. Amounts expensed and capitalized for the year ended December 31, 1999, were $12 million and $2 million, respectively. FMC does not expect remaining costs to be significant.

CONVERSION TO THE EURO

On January 1, 1999, 11 European Union member states adopted the euro as their common national currency. From that date until January 1, 2002 (the transition period), either the euro or a participating country's present currency will be accepted as legal tender. Beginning on January 1, 2002, euro-denominated bills and coins will be issued, and by July 1, 2002, only euro currency will be used.

     FMC management continues to address the strategic, financial, legal and systems issues related to the various phases of transition. The company is addressing customer and business needs on a timely basis and attempting to anticipate and prevent complications related to the conversion. Throughout the transition period, minor costs related primarily to information systems will continue to be incurred. The company does not believe the ultimate costs of conversion will be material to its earnings, cash flow or financial position.

                            [PICTURE APPEARS HERE]

GRAND SCALE

FMC's facility in Bayport, Texas--the largest hydrogen peroxide manufacturing facility in the world--incorporates, new, low-cost technology that delivers greater operating and expansion efficiencies.

Consolidated Statements of Income

-----------------------------------------------------------------------------------------------------------------------------
(In millions, except per share data)                                                            Year ended December 31
                                                                                            1999         1998         1997
-----------------------------------------------------------------------------------------------------------------------------
Sales                                                                                   $4,110.6     $4,378.4     $4,259.0
-----------------------------------------------------------------------------------------------------------------------------
Costs and expenses
Cost of sales                                                                            3,008.4      3,244.0      3,136.8
Selling, general and administrative expenses                                               575.4        612.7        625.3
Research and development                                                                   152.4        157.7        174.0
(Gains) on sales of businesses (Note 2)                                                    (55.5)          --           --
Asset impairments (Note 4)                                                                  29.1           --        224.0
Restructuring and other charges (Note 4)                                                    14.7           --         40.9
-----------------------------------------------------------------------------------------------------------------------------
Total costs and expenses                                                                 3,724.5      4,014.4      4,201.0
-----------------------------------------------------------------------------------------------------------------------------
Income from continuing operations before minority interests, interest income, interest expense, income taxes and cumulative
  effect of changes in accounting principles                                               386.1        364.0         58.0
Minority interests                                                                           5.1          6.2          8.9
Interest income                                                                             10.4         12.0          9.5
Interest expense                                                                           117.1        120.3        118.3
-----------------------------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations before income taxes
  and cumulative effect of changes in accounting principles                                274.3        249.5        (59.7)
Provision for (benefit from) income taxes (Note 10)                                         58.3         64.2        (35.2)
-----------------------------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations before cumulative
  effect of changes in accounting principles                                               216.0        185.3        (24.5)
Discontinued operations, net of income taxes (Note 3)                                       (3.4)       (42.7)       191.4
-----------------------------------------------------------------------------------------------------------------------------
Income before cumulative effect of changes in accounting principles                        212.6        142.6        166.9
Cumulative effect of changes in accounting principles, net of income taxes (Note 1)           --        (36.1)        (4.5)
-----------------------------------------------------------------------------------------------------------------------------
Net income                                                                              $  212.6     $  106.5     $  162.4
-----------------------------------------------------------------------------------------------------------------------------
Basic earnings (loss) per common share (Note 1)
Continuing operations                                                                   $   6.86     $   5.45     $  (0.67)
Discontinued operations (Note 3)                                                           (0.11)       (1.26)        5.20
Cumulative effect of changes in accounting principles (Note 1)                                --        (1.06)       (0.12)
-----------------------------------------------------------------------------------------------------------------------------
                                                                                        $   6.75     $   3.13     $   4.41
-----------------------------------------------------------------------------------------------------------------------------
Diluted earnings (loss) per common share (Note 1)
Continuing operations                                                                   $   6.67     $   5.30     $  (0.67)
Discontinued operations (Note 3)                                                           (0.10)       (1.22)        5.20
Cumulative effect of changes in accounting principles (Note 1)                                --        (1.03)       (0.12)
-----------------------------------------------------------------------------------------------------------------------------
                                                                                        $   6.57     $   3.05     $   4.41
-----------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Balance Sheets

------------------------------------------------------------------------------------------------------------------------
(In millions, except share and par value data)                                                         December 31
                                                                                                   1999           1998
------------------------------------------------------------------------------------------------------------------------
Assets
Current assets
Cash and cash equivalents                                                                      $   64.0       $   61.7
Trade receivables, net of allowances of $14.9 in 1999 and $11.9 in 1998                           635.4          840.6
Inventories (Note 5)                                                                              457.7          517.7
Other current assets                                                                              172.6          136.4
Deferred income taxes (Note 10)                                                                    86.8          125.3
------------------------------------------------------------------------------------------------------------------------
Total current assets                                                                            1,416.5        1,681.7
Investments                                                                                       206.8          186.5
Property, plant and equipment, net (Note 8)                                                     1,691.9        1,727.5
Goodwill and intangible assets                                                                    505.7          399.1
Other assets                                                                                       88.8          118.9
Deferred income taxes (Note 10)                                                                    86.1           52.7
------------------------------------------------------------------------------------------------------------------------
Total assets                                                                                   $3,995.8       $4,166.4
------------------------------------------------------------------------------------------------------------------------
Liabilities and stockholders' equity
Current liabilities
Short-term debt (Note 9)                                                                       $  347.5       $  150.6
Accounts payable, trade and other                                                                 665.5          685.8
Accrued payroll                                                                                   106.9          109.3
Other current liabilities                                                                         371.6          383.3
Current portion of long-term debt (Note 9)                                                          0.8            4.7
Current portion of accrued pensions and other postretirement benefits (Note 13)                    10.5           12.1
Income taxes payable (Note 10)                                                                     73.2           66.1
------------------------------------------------------------------------------------------------------------------------
Total current liabilities                                                                       1,576.0        1,411.9
Long-term debt, less current portion (Note 9)                                                     945.1        1,326.4
Accrued pension and other postretirement benefits, less current portion (Note13)                  237.6          228.1
Reserve for discontinued operations and other liabilities (Note 3)                                319.2          305.1
Other liabilities                                                                                 128.1           92.0
Minority interests in consolidated companies                                                       46.2           73.5
Commitments and contingent liabilities (Notes 14 and 15)
------------------------------------------------------------------------------------------------------------------------
Stockholders' equity (Note 12)
Preferred stock, no par value, authorized 5,000,000 shares; no shares issued in 1999 or 1998         --             --
Common stock, $0.10 par value, authorized 130,000,000 shares in 1999 and 1998;
  issued 38,331,817 shares in 1999 and 38,188,586 shares in 1998                                    3.8            3.8
Capital in excess of par value of common stock                                                    165.8          158.4
Retained earnings                                                                               1,288.3        1,075.7
Accumulated other comprehensive loss                                                             (203.5)        (134.1)
Treasury stock, common, at cost; 7,968,230 shares in 1999 and 5,485,947 shares in 1998           (510.8)        (374.4)
------------------------------------------------------------------------------------------------------------------------
Total stockholders' equity                                                                        743.6          729.4
------------------------------------------------------------------------------------------------------------------------
Total liabilities and stockholders' equity                                                     $3,995.8       $4,166.4
------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Cash Flows

----------------------------------------------------------------------------------------------------------------------------
(In millions)                                                                                  Year ended December 31
                                                                                           1999         1998         1997
----------------------------------------------------------------------------------------------------------------------------
Cash provided by operating activities of continuing operations:
Income (loss) from continuing operations before cumulative
  effect of changes in accounting principles                                            $ 216.0      $ 185.3      $ (24.5)
Adjustments to reconcile income (loss) from continuing operations before cumulative effect of changes in accounting principles to cash provided by operating activities of continuing operations:
     Depreciation and amortization                                                        180.7        206.6        238.4
     Gains on sales of businesses (Note 2)                                                (55.5)          --           --
     Asset impairments (Note 4)                                                            29.1           --        224.0
     Restructuring and other charges (Note 4)                                              14.7           --         40.9
     Deferred income taxes                                                                 20.6         27.4        (15.8)
     Minority interests                                                                     5.1          6.2          8.9
     Other                                                                                 (0.3)       (25.8)       (21.2)
Changes in operating assets and liabilities:
  Accounts receivable sold                                                                142.1           --           --
  Trade receivables, net                                                                   39.4         (9.6)        73.1
  Inventories                                                                              57.0          8.2        (39.9)
  Other current assets and other assets                                                    11.5         77.4        (37.8)
  Accounts payable, accrued payroll, other current liabilities and other liabilities      (86.8)        (6.5)        97.6
  Income taxes payable                                                                     (1.7)       (22.1)        56.8
  Accrued pension and other postretirement benefits, net                                  (13.7)       (17.1)       (12.5)
----------------------------------------------------------------------------------------------------------------------------
Cash provided by operating activities of continuing operations                            558.2        430.0        588.0
----------------------------------------------------------------------------------------------------------------------------
Cash provided (required) by discontinued operations (Note 3)                               29.1        (61.6)       353.9
----------------------------------------------------------------------------------------------------------------------------
Cash provided (required) by investing activities:
  Acquisitions and joint ventures                                                        (286.0)          --           --
  Capital expenditures                                                                   (236.3)      (277.7)      (316.7)
  Sale of businesses                                                                      199.3           --           --
  Disposal of property, plant and equipment                                                62.0         72.9         57.1
  (Increase) decrease in investments                                                        5.8       (146.7)        21.2
----------------------------------------------------------------------------------------------------------------------------
Cash required by investing activities                                                    (255.2)      (351.5)      (238.4)
----------------------------------------------------------------------------------------------------------------------------
Cash provided (required) by financing activities:
  Net proceeds from issuance of (repayment of) commercial paper                            23.9        (10.1)      (252.3)
  Net increase (decrease) under uncommitted credit facilities                              39.7        (69.9)        60.6
  Net increase (decrease) in other short-term debt                                        (83.4)       (34.2)      (368.3)
  Increase in long-term debt                                                               84.6        288.6         69.7
  Repayment of long-term debt                                                            (270.1)       (37.3)       (18.9)
  Distributions to minority partners                                                       (5.9)        (5.3)        (8.0)
  Repurchases of common stock, net (Note 12)                                             (136.4)      (156.7)      (209.0)
  Issuances of common stock                                                                 7.4         17.4         21.6
----------------------------------------------------------------------------------------------------------------------------
Cash required by financing activities                                                    (340.2)        (7.5)      (704.6)
----------------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash and cash equivalents                               10.4        (10.4)       (11.0)
----------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents                                            2.3         (1.0)       (12.1)
Cash and cash equivalents, beginning of year                                               61.7         62.7         74.8
----------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                                                  $  64.0      $  61.7      $  62.7
----------------------------------------------------------------------------------------------------------------------------
Supplemental cash flow information: Income taxes paid (including taxes paid related to Defense Systems operations), net of refunds, were $40.8 million, $65.4 million and $46.0 million for 1999, 1998 and 1997, respectively. Interest payments, excluding amounts capitalized (Note 1), for 1999, 1998 and 1997 were $121.0 million, $115.6 million and $112.0 million, respectively.
----------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Changes in Stockholders' Equity

------------------------------------------------------------------------------------------------------------------------------------
(In millions, except par value)                                                                Accumulated
                                                            Common       Capital                 other
                                                         stock, $0.10   in excess   Retained  comprehensive  Treasury  Comprehensive
                                                          par value       of par    earnings  income (loss)   stock    income (loss)
------------------------------------------------------------------------------------------------------------------------------------
Balance December 31, 1996                                    $3.7         $120.1    $  806.8    $  (65.5)    $  (9.3)     $182.0
                                                                                                                          ======
Net income                                                                             162.4                              $162.4
Stock options exercised (Note 11)                             0.1           20.3
Purchases of treasury shares (Note 12)                                                                        (209.0)
Shares reissued                                                              0.6                                 0.6
Foreign currency translation adjustment (Note 6)                                                   (70.2)                  (70.2)
------------------------------------------------------------------------------------------------------------------------------------
Balance December 31, 1997                                     3.8          141.0       969.2      (135.7)     (217.7)     $ 92.2
                                                                                                                          ======
Net income                                                                             106.5                              $106.5
Stock options and awards exercised (Note 11)                                17.4
Purchases of treasury shares (Note 12)                                                                        (150.0)
Purchases of shares for benefit plan trust (Note 12)                                                            (6.7)
Foreign currency translation adjustment (Note 6)                                                     1.6                     1.6
------------------------------------------------------------------------------------------------------------------------------------
Balance December 31, 1998                                     3.8          158.4     1,075.7      (134.1)     (374.4)     $108.1
                                                                                                                          ======
Net income                                                                             212.6                              $212.6
Stock options and awards exercised (Note 11)                                 7.4
Purchases of treasury shares (Note 12)                                                                        (135.9)
Net purchases of shares for benefit plan trust (Note 12)                                                        (0.5)
Foreign currency translation adjustment (Note 6)                                                   (61.9)                  (61.9)
Minimum pension liability adjustment (Note 13)                                                      (7.5)                   (7.5)
------------------------------------------------------------------------------------------------------------------------------------
Balance December 31, 1999                                    $3.8         $165.8    $1,288.3    $ (203.5)    $(510.8)     $143.2
------------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.

GEOGRAPHIC SEGMENT INFORMATION

--------------------------------------------------------------------------------------------------------------
Sales                                                                        Year ended December 31
(In millions)                                                         1999           1998           1997
--------------------------------------------------------------------------------------------------------------
Third party sales (by location of customer)

United States                                                    $1,780.2       $1,909.1       $1,823.7
All other countries                                               2,330.4        2,469.3        2,435.3
--------------------------------------------------------------------------------------------------------------
Total sales                                                      $4,110.6       $4,378.4       $4,259.0
--------------------------------------------------------------------------------------------------------------
Long-lived assets                                                                       December 31
(In millions)                                                                      1999           1998
--------------------------------------------------------------------------------------------------------------
United States                                                                   $1,427.3       $1,431.9
All other countries                                                                560.2          601.0
--------------------------------------------------------------------------------------------------------------
Total long-lived assets                                                         $1,987.5       $2,032.9
--------------------------------------------------------------------------------------------------------------


OTHER BUSINESS SEGMENT INFORMATION

------------------------------------------------------------------------------------------------------------------------------
                                                                          Depreciation                  Research and
                                       Capital expenditures             and amortization            development expense

                                      Year ended December 31         Year ended December 31        Year ended December 31
(In millions)                        1999      1998      1997       1999      1998      1997      1999      1998      1997
------------------------------------------------------------------------------------------------------------------------------
Energy Systems                     $ 14.7    $ 30.4    $ 35.4     $ 30.7    $ 35.6    $ 36.4    $ 25.7    $ 24.7    $ 20.0
Food and Transportation Systems      26.1      28.9      29.7       27.8      26.6      28.4      26.1      26.0      26.7
Agricultural Products                36.6      37.4      44.5       21.0      26.6      28.5      60.9      60.2      73.9
Specialty Chemicals                  40.0      60.5      84.7       33.8      34.9      39.3      21.2      28.0      35.2
Industrial Chemicals                115.5     102.3     112.6       59.5      73.5      92.6      18.5      18.6      18.2
Corporate                             3.4       6.4       9.8        7.9       9.4      13.2        --       0.2        --
------------------------------------------------------------------------------------------------------------------------------
Total                              $236.3    $265.9    $316.7     $180.7    $206.6    $238.4    $152.4    $157.7    $174.0
------------------------------------------------------------------------------------------------------------------------------

Descriptions of the company's business segments are on pages 18 through 21 of this annual report. Sales, income (loss) from continuing operations before income taxes and cumulative effect of changes in accounting principles, assets and operating capital employed by business segment are on pages 16 and 17.
--------------------------------------------------------------------------------
Order backlog (unaudited)                                    December 31
(In millions)                                          1999      1998      1997
--------------------------------------------------------------------------------
Energy Systems                                       $593.4    $877.9    $749.6
Food and Transportation Systems                      $247.2    $256.0    $239.2
--------------------------------------------------------------------------------

Backlog is not reported for Agricultural Products, Specialty Chemicals or Industrial Chemicals due to the nature of these businesses.

OTHER SUPPLEMENTAL INFORMATION


----------------------------------------------------------------------------------------------------------------------------------
Quarterly financial information (unaudited)

(In millions, except per share data and common stock prices)     1999                                         1998
                                                  1st        2nd        3rd         4th        1st       2nd       3rd       4th
                                                  Qtr.       Qtr.       Qtr.        Qtr.       Qtr.      Qtr.      Qtr.      Qtr.
----------------------------------------------------------------------------------------------------------------------------------
Sales                                        $   974.7   $ 1,070.4  $ 1,034.3  $ 1,031.2  $1,022.4  $ 1,129.4  $ 1,110.7  $1,115.9
Income (loss) from continuing operations
  before minority interests, net interest
  expense, income taxes and cumulative
  effect of change in accounting principle   $    69.3   $   120.7  $    98.5  $    97.6  $   61.7  $   120.3  $   105.8  $   76.2
Income (loss) from continuing operations
  before cumulative effect of change in
  accounting principle                       $    30.3   $    68.9  $    64.0  $    52.8  $   26.8  $    67.6  $    55.4  $   35.5
Income (loss) from discontinued
  operations, net of income taxes                   --        18.0         --      (21.4)       --         --         --     (42.7)
----------------------------------------------------------------------------------------------------------------------------------
Income (loss) before cumulative effect
  of change in accounting principle          $    30.3   $    86.9  $    64.0  $    31.4  $   26.8  $    67.6  $    55.4  $   (7.2)
Cumulative effect of change in accounting
  principle                                         --          --         --         --     (36.1)        --         --        --
----------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                            $    30.3   $    86.9  $    64.0  $    31.4  $   (9.3) $    67.6  $    55.4  $   (7.2)
----------------------------------------------------------------------------------------------------------------------------------
Basic net income (loss) per common share:
  Income (loss) before cumulative effect
    of change in accounting principle        $    0.94   $    2.73  $    2.04  $    1.03  $   0.77  $    1.95  $    1.64  $  (0.22)
  Cumulative effect of change in
    accounting principle                            --          --         --         --     (1.04)        --         --        --
----------------------------------------------------------------------------------------------------------------------------------
                                             $    0.94   $    2.73  $    2.04  $    1.03  $  (0.27) $    1.95  $    1.64  $  (0.22)
----------------------------------------------------------------------------------------------------------------------------------
Diluted net income (loss) per common share:
  Income (loss) before cumulative effect
    of change in accounting principle        $    0.92   $    2.65  $    1.98  $    1.00  $   0.75  $    1.89  $    1.60  $  (0.21)
  Cumulative effect of change in
    accounting principle                            --          --         --         --     (1.01)        --         --        --
----------------------------------------------------------------------------------------------------------------------------------
                                             $    0.92   $    2.65  $    1.98  $    1.00  $  (0.26) $    1.89  $    1.60  $  (0.21)
----------------------------------------------------------------------------------------------------------------------------------
Weighted average shares outstanding:
Basic                                             32.3        31.8       31.4       30.5      34.8       34.6       33.8      32.9
Diluted                                           33.0        32.8       32.3       31.3      35.8       35.7       34.7      33.7
----------------------------------------------------------------------------------------------------------------------------------
Common stock prices:
High                                         $ 59 3/16   $ 74 5/16  $  70 1/2  $ 57 5/16  $ 78 5/8  $ 82 3/16  $ 69 7/16  $ 60 1/2
Low                                          $ 48 1/2    $ 49 7/8   $  46 1/2  $ 39 5/8   $ 62 1/4  $ 66 1/2   $ 50 9/16  $ 48 1/4
----------------------------------------------------------------------------------------------------------------------------------

Significant transactions that affected quarterly results in 1999 and 1998 are described in Notes 1, 2, 3 and 4 to the consolidated financial statements.

The sum of quarterly earnings per common share may differ from full-year amounts due to changes in the number of shares outstanding during the year.

Notes to Consolidated Financial Statements

Note 1 Principal Accounting Policies

Nature of operations. FMC Corporation ("FMC" or "the company") is a diversified producer of chemicals, machinery and other products for industry and agriculture. Further descriptions of FMC's products, its principal markets and the relative significance of its operations are included in this annual report in Products and Markets on pages 18 through 21 and in the Business Segment Data on pages 16 and 17.

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

  Consolidation. The consolidated financial statements include the accounts of FMC and all significant majority owned subsidiaries and ventures except those excluded because control is restricted or temporary in nature. All material intercompany accounts and transactions are eliminated in consolidation.

  Investments. Investments in companies in which FMC's ownership interest is 50 percent or less and in which FMC exercises significant influence over operating and financial policies, and majority owned investments in which FMC's control is restricted or temporary in nature, are accounted for using the equity method after eliminating the effects of any material intercompany transactions. All other investments are carried at their fair values or at cost, as appropriate.

  Cash equivalents. The company considers investments in all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

  Accounts receivable. Sales of accounts receivable, which the company initiated in the fourth quarter of 1999, are reflected as a reduction of accounts receivable of $144.0 million on the company's consolidated balance sheet at December 31, 1999. Net discounts recognized on sales of receivables during 1999 totaling $1.9 million are included in selling, general and administrative expenses in the consolidated statement of income for the year ended December 31, 1999. Sales of accounts receivable were without recourse and were executed through a wholly owned subsidiary. The agreement for the sale of accounts receivable provides for continuation of the program on a revolving basis for a three-year period.

  Inventories. Inventories are stated at the lower of cost or market value. Cost is determined on the last-in, first-out ("LIFO") basis for all domestic inventories, except certain inventories relating to contracts-in-progress which are stated at the actual production cost incurred to date, reduced by amounts identified with recognized revenue. The first-in, first-out ("FIFO") method is used to determine the cost for all other inventories.

  Inventory costs include those costs directly attributable to products prior to sale, including all manufacturing overhead but excluding costs to distribute.

  Property, plant and equipment. Property, plant and equipment, including capitalized interest, is recorded at cost. Depreciation for financial reporting purposes is provided principally on the straight-line basis over the estimated useful lives of the assets (land improvements--20 years, buildings--20 to 50 years, and machinery and equipment--three to 18 years). Gains and losses are reflected in income upon sale or retirement of assets. Expenditures that extend the useful lives of property, plant and equipment or increase productivity are capitalized.

  Under generally accepted accounting principles, the company is required to periodically evaluate the useful lives of its plants and equipment. As a result of a study completed in early 1999, the company extended the depreciable lives of certain assets in the first quarter of 1999. The new lives are within the ranges disclosed above. The change in lives increased pretax income by $24.2 million for the year ended December 31, 1999 but did not affect depreciable lives used for tax purposes.

  The company periodically evaluates the recoverability of the net book values of property, plant and equipment, particularly in the case of a change in business circumstances or other triggering event, based on expected future undiscounted cash flows for the asset or group of assets. As described further in Note 4, the company recognized significant impairments of certain long-lived assets during the third quarter of 1999 and the fourth quarter of 1997. The company believes that no material unrecognized impairment of long-lived assets exists at December 31, 1999.

  Capitalized interest. Interest costs of $2.3 million in 1999 ($4.4 million in 1998 and $6.6 million in 1997) associated with the construction of certain long-lived assets have been capitalized as part of the cost of those assets and are being amortized over the assets' estimated useful lives.

  Deferred costs and other assets. Capitalized software costs totaling $48.8 million and $58.5 million at December 31, 1999 and 1998, respectively, are components of other assets, which also include anticipated environmental recoveries (Note 14), bond discounts and other deferred charges.

  Software costs are amortized over expected lives ranging from three to seven years. Recoverability of deferred software costs is assessed on an ongoing basis and write downs to net realizable value are recorded as necessary.

  Goodwill and intangible assets. Goodwill and identifiable intangible assets (such as trademarks) are amortized on a straight-line basis over their estimated useful or legal lives, not exceeding 40 years. At each balance sheet date, the company evaluates the recoverability of goodwill and intangible assets based on expected future undiscounted cash flows for each operation having a significant goodwill balance. The company believes that no goodwill or intangible assets are materially impaired at December 31, 1999.

  Accounts payable. Amounts advanced by customers as deposits on orders not yet billed and progress payments on contracts-in-progress are recorded as accounts payable ($182.4 million at December 31, 1999 and $175.7 million at December 31,
1998).

  Revenue recognition. Product sales are recognized upon transfer of title, which is generally upon shipment. Other revenues are recognized upon completion of contractually required performance or upon customer acceptance, depending upon circumstances. A significant portion of production contracts use the percentage-of-completion method. Losses are provided for contracts-in-progress in the period in which such losses become probable.

  Income taxes. Current income taxes are provided on income reported for financial statement purposes adjusted for transactions that do not enter into the computation of income taxes payable. Deferred tax liabilities and assets are recognized for the expected

Notes to Consolidated Financial Statements


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

  Foreign currency translation. Assets and liabilities of most foreign operations are translated at exchange rates in effect at the balance sheet date, and their income statements are translated at the average monthly exchange rates for the period. For operations in non-highly inflationary countries, translation gains and losses are recorded as a component of accumulated other comprehensive loss in stockholders' equity until the foreign entity is sold or liquidated. For operations in highly inflationary countries and where the local currency is not the functional currency, inventories, property, plant and equipment, and other noncurrent assets are converted to U.S. dollars at historical exchange rates, and all gains or losses from conversion are included in net income. Foreign currency effects on cash and cash equivalents and debt in hyperinflationary economies are included in interest income or expense.

  Derivative financial instruments and foreign currency transactions. The company uses derivative financial instruments selectively to offset exposure to market risks arising from changes in foreign exchange rates and interest rates. Derivative financial instruments currently used by the company primarily include foreign currency forward contracts. Contracts are executed centrally to minimize transaction costs on currency conversions and minimize losses due to adverse changes in foreign currency markets. The company evaluates and monitors consolidated net exposures by currency and maturity, and external derivative financial instruments correlate with that net exposure in all material respects.

  Gains and losses on hedges of existing assets and liabilities are included in the carrying amounts of those assets or liabilities and are ultimately recognized in income when those carrying amounts are converted. Gains and losses related to hedges of firm commitments also are deferred and included in the basis of the transaction when it is completed. Gains and losses on unhedged foreign currency transactions are included in income as part of cost of sales. Gains and losses on derivative financial instruments that protect the company from exposure in a particular currency, but do not currently have a designated underlying transaction, are also included in income as part of cost of sales. If a hedged item matures, is sold, extinguished, or terminated, or is related to an anticipated transaction that is no longer likely to take place, the derivative financial instrument is closed out and the related gain or loss is included in income as part of cost of sales or interest expense as appropriate in relation to the hedged item.

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

  Earnings (loss) per common share ("EPS"). Basic EPS is computed by dividing net income (loss) by the weighted average number of shares of common stock outstanding during the year. Diluted EPS is computed by dividing net income
(loss) by the weighted average number of shares of common stock outstanding during the year plus the weighted average number of additional common shares that would have been outstanding during the year if potentially dilutive common shares had been issued under the company's stock compensation plans. The weighted average numbers of shares outstanding used to calculate the company's annual EPS are as follows:

------------------------------------------------------------
(In thousands)                     1999       1998     1997
------------------------------------------------------------
Basic EPS                          31,516    34,007   36,805
------------------------------------------------------------
Diluted EPS                        32,377    34,939   36,805
------------------------------------------------------------

  The company's loss from continuing operations in 1997 results in an antidilutive effect in the calculation of diluted EPS. Accordingly, the potential common shares that cause the antidilutive effect have been omitted from the calculation of 1997 diluted EPS.

  At December 31, 1999, common shares outstanding plus dilutive potential common shares totaled 31,260,524 shares.

  Segment information. The company's determination of its reportable segments on the basis of its strategic business units and the commonalities among the products and services within each segment corresponds to the manner in which the company's management reviews and evaluates operating performance. The company has combined certain similar operating segments that meet applicable criteria established under Statement of Financial Accounting Standards ("SFAS") No. 131.

  Energy Systems supplies drilling, engineering, metering and subsea products and systems and related services to the oil and gas exploration industry. Food and Transportation Systems businesses provide automated processing and handling equipment to consumer-based industries. Agricultural Products produces crop protection and pest control chemicals for worldwide markets. Specialty Chemicals develops and manufactures highly specialized chemical products used in food, pharmaceutical and personal care products. Industrial Chemicals provides commodity-based chemicals produced in large quantities to industrial consumers. Business segment data are included on pages 16, 17 and 36.

  Segment operating profit is defined as total revenue less operating expenses. The following items have been excluded in computing segment operating profit: corporate staff expense, interest income and expense associated with corporate debt facilities and investments, income taxes, significant gains or losses on abnormal retirements of assets, gains on sales of businesses (Note 2), restructuring and other charges (Note 4), asset impairments (Note 4), a 1995 gain on the sale of FMC Wyoming stock, LIFO inventory adjustments and other income and expense items.

  Segment assets and liabilities are those assets and liabilities that are recorded and reported by segment operations. Segment operating capital employed represents segment assets less segment liabilities. Segment assets exclude corporate and other assets, which are principally cash equivalents, LIFO reserves, deferred income tax benefits, eliminations of intercompany receivables, property and equipment not attributable to a specific segment and credits relating to the sale of receivables and the deferred gain on the sale and leaseback of equipment. Segment liabilities exclude substantially all debt, income taxes, pension and other postretirement benefit liabilities, environmental reserves, restructuring reserves, intercompany eliminations and reserves for discontinued operations.

Notes to Consolidated Financial Statements


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

  Estimated obligations to remediate sites that involve the United States Environmental Protection Agency ("EPA"), or similar government agencies, are generally accrued no later than when a Record of Decision ("ROD"), or equivalent, is issued, or upon completion of a Remedial Investigation/Feasibility Study ("RI/FS") that is accepted by FMC and the appropriate government agency or agencies. Estimates are reviewed quarterly by the company's environmental remediation management, as well as by financial and legal management and, if necessary, adjusted as additional information becomes available. The estimates can change substantially as additional information becomes available regarding the nature or extent of site contamination, required remediation methods, and other actions by or against governmental agencies or private parties.

  The company's environmental liabilities for continuing and discontinued operations are principally for costs associated with the remediation and/or study of sites at which the company is alleged to have disposed of hazardous substances. Such costs include, among other items, RI/FS, site remediation, costs of operation and maintenance of the remediation plan, fees to outside law firms and consultants for work related to the environmental effort, and future monitoring costs. Estimated site liabilities are determined based upon existing remediation laws and technologies, specific site consultants' engineering studies or by extrapolating experience with environmental issues at comparable sites.

  Provisions for environmental costs are reflected in income, net of probable and reasonably estimable recoveries from named Potentially Responsible Parties ("PRPs") or other third parties. Such provisions incorporate inflation and are not discounted to their present values.

  In calculating and evaluating the adequacy of its environmental reserves, the company has taken into account the joint and several liability imposed by the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") and the analogous state laws on all PRPs and has considered the identity and financial condition of each of the other PRPs at each site to the extent possible. The company has also considered the identity and financial condition of other third parties from whom recovery is anticipated, as well as the status of the company's claims against such parties. In general, the company is aware of a degree of uncertainty in disputes regarding the financial contribution by certain named PRPs, which is common to most multi-party sites. Although the company is unable to forecast the ultimate contributions of PRPs and other third parties with absolute certainty, the degree of uncertainty with respect to each party is taken into account when determining the environmental reserve by adjusting the reserve to reflect the facts and circumstances on a site-by-site basis. The company believes that recorded recoveries related to PRPs are realizable in all material respects. Recoveries relating to continuing operations are recorded as other assets at December 31, 1998, and those relating to discontinued operations are recorded in the reserve for discontinued operations and other liabilities at December 31, 1999 and 1998.

  Accounting standards adopted. The company adopted AICPA Statement of Position ("SOP") No. 98-5, "Reporting on the Costs of Start-Up Activities", effective January 1, 1998. SOP No. 98-5 requires that costs of start-up activities, including organizational costs, be expensed as incurred. In conjunction with the adoption, the company charged $46.5 million ($36.1 million after tax, or $1.03 per share on a diluted basis) to expense, which was reported as the cumulative effect of a change in accounting principle. The expense represented the write-off of costs related to the start-up of manufacturing at the Salar del Hombre Muerto lithium facility in Argentina; the Baltimore, Maryland, sulfentrazone facility; and the Bayport, Texas, hydrogen peroxide plant expansion.

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

  In the fourth quarter of 1997, the company adopted the requirements of the Emerging Issues Task Force consensus on Issue No. 97-13 ("EITF 97-13"), "Accounting for Costs Incurred in Connection with a Consulting Contract or an Internal Project That Combines Business Process Reengineering and Information Technology Transformation". In conjunction with the adoption, the company charged $7.6 million ($4.5 million after tax, or $0.12 per share on a diluted basis) to expense, which was reported as the cumulative effect of a change in accounting principle. The expense represented the write-off of business process reengineering costs capitalized prior to October 1, 1997. Had the consensus in EITF 97-13 been applied historically by the company, net income in 1997 would have been $166.6 million ($4.53 per share on a diluted basis).

  Accounting standard not adopted. SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", is effective (as amended) for financial statements for fiscal years beginning after June 15, 2000, but may be adopted in earlier periods. The company is evaluating the new standard's provisions and has not yet determined what the effect of SFAS No. 133 will be on the earnings and the financial position of the company. The company intends to adopt the standard on January 1, 2001.

Note 2 Business Combinations and Divestitures

Acquisitions. On June 30, 1999, FMC acquired the assets of Tg Soda Ash, Inc. ("TgSA") from Elf Atochem North America, Inc. for approximately $51 million in cash and a contingent payment due at year-end 2003. The contingent payment amount, which will be based on the financial performance of the combined soda ash operations between 2001 and 2003, cannot currently be determined but could be as much as $100 million. No goodwill was recorded as a result of this transaction. TgSA's operations are included in the Industrial Chemicals segment.

Notes to Consolidated Financial Statements


  Also on June 30, 1999, the company completed the acquisition of the assets of Pronova Biopolymer AS ("Pronova") from a wholly owned subsidiary of Norsk Hydro for approximately $184 million in cash. The company made an additional payment of $3.3 million in January 2000 as final settlement of the transaction. Pronova, headquartered in Drammen, Norway, is a leading producer of alginates used in the pharmaceutical, food and industrial markets. The company has recorded goodwill (to be amortized over 30 years) and other intangible assets totalling approximately $135.0 million on a preliminary basis related to the acquisition. Pronova's operations are included in the Specialty Chemicals segment.

  In August 1998, the company acquired a majority of the common stock of CBV Industria Mecanica S.A. ("CBV"), the leading wellhead manufacturer in Brazil. With the acquisition, FMC's previous minority equity position and a subsequent tender offer for the remaining outstanding shares of CBV, the company owns 98 percent of CBV's voting shares. CBV's operations are included in the Energy Systems segment.

  The company completed a number of smaller acquisitions and joint ventures during the years ended December 31, 1999, 1998 and 1997.

  All acquisitions were accounted for using the purchase method of accounting and, accordingly, the purchase prices have been allocated to the assets acquired and liabilities assumed based on the estimated fair values of such assets and liabilities at the date of acquisition. The excess of the purchase prices over the fair values of the net tangible assets acquired has been recorded as intangible assets, primarily goodwill, which are amortized over periods ranging from 10 to 40 years.

  The purchase prices for all the aforementioned acquisitions were satisfied from cash flows from operations and short-term and long-term financing. Results of operations of the acquired companies have been included in the company's consolidated statements of income from the respective dates of acquisition.

  Divestitures. On July 9, 1999, the company completed the sale of its bioproducts business to Cambrex Corporation for $38.0 million in cash, resulting in a pre-tax gain of $20.1 million ($12.2 million after tax, or $0.38 per share). The bioproducts business was included in the Specialty Chemicals segment and had 1998 sales of approximately $25 million.

  On July 31, 1999, FMC completed the sale of its process additives business to Great Lakes Chemical Corporation for $161.8 million in cash, resulting in a gain of $35.4 million on both a pre-tax and after-tax basis ($1.09 per share). The process additives business was included in the Specialty Chemicals segment and had 1998 sales of approximately $166 million from its operations in Manchester, England and Nitro, West Virginia.

  In July 1998, the company completed the sale of Crosby Valve to a subsidiary of Tyco International Ltd. for cash and Tyco International Ltd. ("Tyco") preferred stock. The preferred stock is guaranteed by Tyco and can be sold to either the issuing subsidiary or Tyco three years after issuance. Crosby Valve was included in the Energy Systems segment.

  The company sold its Defense Systems operations in 1997 (Note 3). The company also completed a number of smaller divestitures during the years ended December 31, 1999, 1998 and 1997.

  Joint ventures. On April 30, 1999, FMC and Solutia Inc announced an agreement to form a joint venture, which will include the North American and Brazilian phosphorus chemicals operations of both companies. The joint venture, which will be named Astaris LLC, will be a limited liability corporation owned equally by FMC and Solutia Inc. Formation of Astaris LLC is subject to a government approval process, which is expected to be completed in the first quarter of 2000. FMC's portion of the joint venture's results will be included in the company's Industrial Chemicals segment.

  Beginning in July 1995, Sumitomo Corporation and Nippon Sheet Glass Company, Ltd. ("minority owners") owned 20 percent of the common stock of FMC Wyoming Corporation, FMC's soda ash business. Effective July 1, 1999, in conjunction with the acquisition of TgSA, the interests of the minority owners were diluted to 12.5 percent as a result of FMC's disproportionate investment in TgSA and certain future capital projects. FMC retains management control of FMC Wyoming Corporation.

Note 3 Discontinued Operations

The company's results of discontinued operations for the years ended December 31, 1999, 1998 and 1997 comprise the following:

-----------------------------------------------------------------------
(In millions)                                 1999      1998      1997
-----------------------------------------------------------------------
Provision for liabilities related
  to previously discontinued
  operations (net of income
  tax benefits of $23.2 in
  1999, $27.3 in 1998 and
  $18.0 in 1997)                             $(36.2)   $(42.7)   $(27.0)
Gain on sale of Defense Systems
  properties (net of income
  taxes of $20.9)                              32.8        --        --
Gain on sale of Defense Systems
  operations (net of income
  taxes of $138.7)                               --        --     179.7
Income from operations of
  Defense Systems segment
  through August 25, 1997
  (net of income taxes of $25.5)                 --        --      38.7
-----------------------------------------------------------------------
Discontinued operations,
  net of income taxes                        $ (3.4)   $(42.7)   $191.4
-----------------------------------------------------------------------

  In the fourth quarter of 1999, FMC provided $59.4 million ($36.2 million after tax) related to previously discontinued and other operations. Of the total, $25.9 million, net of anticipated recoveries of $8.9 million, was recorded to provide for updated estimates of environmental remediation costs, primarily at the company's former Defense Systems sites. An additional $18.1 million related to increased actuarial estimates of the company's long-term liabilities for general liability and workers' compensation, net of a reduction in estimated asbestos-related liabilities of $9.1 million. Interest charges for post employment benefit obligations were $2.7 million, and the remaining charges related to estimated legal defense, property maintenance and other costs, primarily related to the discontinued Defense Systems business.

  In the fourth quarter of 1998, FMC provided $70.0 million ($42.7 million after tax) for environmental costs net of anticipated recoveries of $19.8 million. The majority of the charge related to an agreement the company reached with the EPA and the U.S. Department of Justice ("DOJ") regarding settlement of past costs and future clean-up work at the discontinued fiber manufacturing site in Front Royal, Virginia (Note 14).

Notes to Consolidated Financial Statements


  In the fourth quarter of 1997, FMC provided $45.0 million ($27.0 million after tax) for environmental costs at a number of sites based on the company's quarterly assessment of future remediation costs.

  Reserve for discontinued operations and other liabilities. With the exception of certain real estate for which FMC has short-term or long-term remediation obligations, disposal of assets related to discontinued operations has been completed in accordance with plans adopted within one year of the measurement dates. In addition to the 1997 sale of the company's Defense Systems operations, residual liabilities relate to operations discontinued between 1976 and 1984-- primarily the Film and Fiber, Chlor-Alkali, Power Transmission and Construction Equipment businesses. Most residual liabilities are of a long-term nature and will be settled over a number of years. Liabilities remaining with FMC total $319.2 million at December 31, 1999 ($305.1 million at December 31, 1998) and comprise $183.9 million (net of $60.2 million in anticipated third party recoveries) for environmental remediation and study obligations, most of which relate to former chemical plant sites; $63.9 million for product liability, asbestos and other potential claims principally related to the discontinued Construction Equipment and Chlor-Alkali businesses; $59.8 million for retiree medical and life insurance benefits provided to employees of former chemical businesses and the Construction Equipment business; and $11.6 million related to the sale of the Defense Systems operations.

  The company uses actuarial methods, to the extent practicable, to monitor the adequacy of product liability and retiree benefit reserves on an ongoing basis. The environmental liabilities are subject to the accounting and review practices described in Notes 1 and 14. While the amounts required to settle the company's liabilities for discontinued operations could ultimately differ materially from the estimates used as a basis for recording these liabilities, management believes that changes in estimates or required expenditures for any individual cost component will not have a material adverse impact on the company's liquidity or financial condition in any single year and that, in any event, such costs will be satisfied over many years. Spending in 1999, 1998 and 1997, respectively, included $64.2 million, $52.8 million and $47.7 million for environmental obligations; $12.2 million, $20.1 million and $10.2 million for product liability and other claims; $4.7 million, $6.3 million and $4.5 million for retiree benefits; and $5.2 million related to net settlements of Defense Systems obligations. Environmental recoveries in 1999, 1998 and 1997 were $56.9 million, $4.4 million and $3.3 million, respectively. In 1998, $15.5 million of assets related to Defense Systems were charged against previously-established reserves.

  Sale of Defense Systems operations. On October 6, 1997, FMC, Harsco Corporation and Harsco UDLP Corporation ("Harsco") sold United Defense, L.P. ("UDLP") and certain other assets comprising FMC's Defense Systems business to an affiliate of The Carlyle Group ("Carlyle") for $850.0 million. FMC was the managing general partner and 60 percent owner of UDLP, and Harsco owned the remaining 40 percent.

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

  During the year ended December 31, 1999, FMC sold several real estate properties formerly used by Defense Systems operations. In the second quarter, FMC received $33.5 million in cash, recognizing a gain of $29.5 million ($18.0 million after tax), and in the fourth quarter, FMC received $31.0 million in cash, recognizing a gain of $24.2 million ($14.8 million after tax), related to property sales.

  Sales of the Defense Systems segment were $918.9 million for the period from January 1, 1997 through August 25, 1997.

Note 4 Asset Impairments and Restructuring and Other Charges

  In the third quarter of 1999, FMC recorded asset impairments of $29.1 million ($17.8 million after tax, or $0.55 per share on a diluted basis), and restructuring and other one-time charges of $14.7 million ($9.0 million after tax, or $0.28 per share).

  Asset impairments of $20.7 million were required to write off the remaining net book values of two U.S. lithium facilities. Both facilities were constructed to run pilot and development quantities for new lithium-based products. During the third quarter of 1999, management determined that it would not be feasible to use the facilities as currently configured.

  Additionally, an impairment charge of $8.4 million was required to write off the remaining net book value of a small caustic soda facility in Green River, Wyoming. Estimated future cash flows related to this facility indicated that an impairment of the full value had occurred.

  Restructuring and other one-time charges of $14.7 million resulted primarily from strategic decisions to divest or restructure a number of businesses and support departments, including certain food machinery, agricultural products, and energy systems operations and certain corporate and shared service support departments. Of the total charge, $2.9 million related to actions, including headcount reductions, required to achieve planned synergies from recently acquired businesses in Specialty Chemicals and Energy Systems. Restructuring spending under all 1999 programs totaled $4.7 million in 1999 and includes severence payments for approximately 225 individuals. The remaining restructuring reserves related to these programs are $10.0 million at December 31, 1999, and are expected to be utilized by the fourth quarter of 2000. The majority of cost savings related to these programs will be realized in 2000 and beyond.

  FMC recorded pretax charges of $264.9 million ($180.9 million after tax, or $4.92 per share on a diluted basis) in the fourth quarter of 1997. Of this amount, $224.0 million ($154.0 million after tax, or $4.19 per share) related to asset impairments primarily in the phosphorus chemicals and process additives businesses, and $40.9 million ($26.9 million after tax, or $0.73 per share) was provided to cover restructuring and other activities in several businesses. Restructuring and other reserves related to the 1997 charge totaled $3.5 million and $12.3 million at December 31, 1999 and 1998, respectively. Restructuring spending in 1999, 1998 and 1997 related to these reserves was $8.8 million, $16.9 million and $6.7 million, respectively.

Notes to Consolidated Financial Statements


  In the phosphorus chemicals business, the 1997 asset impairments of $120.0 million were based on increased environmental capital cost estimates and difficult market conditions resulting from increased international competition. The increased capital costs included environmental projects to reduce air emissions and meet waste handling and waste pond treatment requirements at the company's Pocatello, Idaho, facility (Note 14).

  In the United Kingdom-based process additives business, the 1997 asset impairments of $46.0 million, including the impairment of $19.8 million of goodwill, reflected lower expected future cash flows resulting from increased market competition in the flame retardant and water treatment businesses, as well as the strength of the British pound.

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

  Restructuring and other charges in 1997 of $40.9 million related to the Energy Systems businesses ($17.9 million), the Agricultural Products business ($13.0 million), and the Food and Transportation Systems businesses ($10.0 million).

Note 5 Inventories

Inventories are recorded at the lower of cost or market value. At December 31, 1999, inventories accounted for under the LIFO method totaled $139.9 million. The current replacement costs of inventories exceeded their recorded values by $299.5 million at December 31, 1999 and $292.9 million at December 31, 1998. During 1999, the company reduced certain LIFO inventories that were carried at lower than prevailing costs, resulting in a reduction of LIFO expense of $3.6 million. There were no reductions in LIFO inventories during 1998 or 1997.

Note 6 Foreign Currency

Net income for 1999, 1998 and 1997 included aggregate foreign currency gains/(losses) of $6.0 million, $(7.7) million and $0.8 million, respectively.

  Currency-related gains in 1999 resulted primarily from the rebound of the Brazilian real subsequent to its early 1999 devaluation (Note 7). Weakening European currencies, primarily the Spanish peseta, partially offset the 1999 effects of the stronger Canadian dollar and Japanese yen. European and certain Southeast Asian currencies were fairly stable against the U.S. dollar in 1998 while the Canadian dollar and Mexican peso weakened. Also in 1998, the Japanese yen reversed its previous trend and strengthened. The U.S. dollar strengthened significantly against most currencies in 1997.

  The following table presents the foreign currency adjustments to key balance sheet categories and the offsetting adjustments to accumulated other comprehensive income or to income at December 31:

-------------------------------------------------------------------------
                                                     Gains (Losses)
-------------------------------------------------------------------------
(In millions)                                  1999       1998      1997
-------------------------------------------------------------------------
Cash and cash equivalents                    $ 10.4     $(10.4)    $(11.0)
Other working capital                         (26.2)      (1.5)     (19.5)
Property, plant & equipment, net              (24.5)       2.5      (38.5)
Investments                                     5.4       (2.4)      (3.0)
Debt                                            0.5        1.6        1.5
Other                                         (21.5)       4.1        1.1
-------------------------------------------------------------------------
                                             $(55.9)    $ (6.1)    $(69.4)
-------------------------------------------------------------------------
Other comprehensive income (loss)            $(61.9)    $  1.6     $(70.2)
Gain (loss) in income                           6.0       (7.7)       0.8
-------------------------------------------------------------------------
                                             $(55.9)    $ (6.1)    $(69.4)
-------------------------------------------------------------------------

Note 7 Financial Instruments

Fair value disclosures. The carrying amounts of cash and cash equivalents, trade receivables, other current assets, accounts payable and amounts included in investments and accruals meeting the definition of a financial instrument approximate fair value. The carrying amounts and related estimated fair values for the company's remaining financial instruments are as follows:

-------------------------------------------------------------------------
                                                     December 31, 1999
-------------------------------------------------------------------------
                                                  Carrying     Estimated
(In millions)                                      Amount      Fair Value
-------------------------------------------------------------------------
Liabilities
-------------------------------------------------------------------------
Foreign exchange forward contracts                 $   14.1      $   12.0
Total debt                                         $1,293.4      $1,258.3
-------------------------------------------------------------------------
-------------------------------------------------------------------------
                                                     December 31, 1998
-------------------------------------------------------------------------
                                                  Carrying     Estimated
(In millions)                                      Amount      Fair Value
-------------------------------------------------------------------------
Liabilities
-------------------------------------------------------------------------
Interest rate swap agreement                       $     --      $    0.8
Foreign exchange forward contracts                 $    3.9      $  118.3
Total debt                                         $1,481.7      $1,473.5
-------------------------------------------------------------------------

  Fair values of debt have been determined through a combination of management estimates and information obtained from independent third parties using market data, such as bid/ask spreads, available on the last business day of the year. Fair values relating to derivative financial instruments reflect the estimated amounts that the company would receive or pay to terminate the contracts at the reporting date based on quoted market prices of comparable contracts as of December 31.

  Derivative financial instruments. At December 31, 1999, derivative financial instruments consist primarily of foreign exchange forward contracts. The company entered into these agreements to manage the currency risk associated with purchases and sales denominated in currencies other than the U.S. dollar. Substantially all of the foreign exchange forward contracts relate to receivables, payables and intercompany transactions and are accounted for as hedges.

Notes to Consolidated Financial Statements


  As of December 31, 1999 and 1998, the company held foreign exchange forward contracts with notional amounts of $563.2 million and $610.8 million, respectively, in which foreign currencies (primarily Norwegian krone, British pound and euro in 1999 and Norwegian krone, Belgian franc, British pound and Spanish peseta in 1998) were purchased, and approximately $574.8 million and $886.8 million, respectively, in which foreign currencies (primarily euro, Swedish krona, British pound and Japanese yen in 1999 and Norwegian krone, Swedish krona, Belgian franc, Japanese yen and Brazilian real in 1998) were sold. Notional amounts are used to measure the volume of derivative financial instruments and do not represent potential gain or loss on these agreements.

  During 1998, the company entered into forward contracts with a notional value of $65.0 million to offset various risks associated with the potential devaluation of the Brazilian real. The contracts matured in 1999, subsequent to the devaluation of the real. Losses from the decline in value of the company's real-denominated investments during the 1999 devaluation, as well as 1999 economic losses related to the Brazilian economic crisis, were offset by gains on the forward contracts.

  Standby letters of credit and financial guarantees. In the ordinary course of business with customers, vendors and others, the company is contingently liable for performance under letters of credit and other financial guarantees totaling approximately $138 million at December 31, 1999. Management does not believe it is practicable to estimate the fair value of these financial instruments and does not expect any material losses from their resolution since performance is not likely to be required.

Note 8 Property, Plant and Equipment

Property, plant and equipment consists of the following:

----------------------------------------------------------------------
                                                         December 31
(In millions)                                          1999      1998
----------------------------------------------------------------------
Land and land improvements                           $  200.5 $  181.6
Buildings                                               534.3    526.7
Machinery and equipment                               2,879.4  2,968.7
Construction in progress                                109.8    147.7
----------------------------------------------------------------------
Total cost                                            3,724.0  3,824.7
Accumulated depreciation                              2,032.1  2,097.2
----------------------------------------------------------------------
Net property, plant and equipment                    $1,691.9 $1,727.5
----------------------------------------------------------------------

  Depreciation expense was $162.7 million, $189.0 million and $218.3 million in 1999, 1998 and 1997, respectively.

  In December 1999, the company entered into an agreement for the sale and leaseback of certain equipment. The company has annual purchase options at projected future fair market values under the agreements and may renew the lease annually for up to five years. The leases are classified as operating leases in accordance with SFAS No. 13, "Accounting for Leases". A non-amortizing deferred credit of $23.4 million was recorded in conjunction with the sale transaction and is included in other long-term liabilities at December 31, 1999. Net property, plant and equipment was reduced by $29.1 million as a result of the sale-leaseback, and the company received net cash proceeds of $52.1 million.

Note 9 Debt

Long-term debt. Long-term debt consists of the following:

----------------------------------------------------------------------
                                                         December 31
(In millions)                                          1999      1998
----------------------------------------------------------------------
Revolving credit facility (effective rate:
  1999--n/a; 1998--10.0%)/(1)/                       $     -- $     --
Commercial paper (effective rate:
  1998--5.8%)/(2)/                                         --    149.9
Uncommitted credit facilities (effective
  rate: 1998--5.8%)/(2)/                                   --     50.1
Pollution control and industrial revenue
  bonds, 3.2% to 7.1%, due 2000 to 2032                 204.7    159.3
Senior debt, 6.375%, due 2003, less
  unamortized discount (1999--$0.4;
  1998--$0.5), effective rate 6.4%                      199.6    199.5
Senior debt, 7.75%, due 2011, less
  unamortized discount (1999--$0.9; 1998--$0.9),
  effective rate 7.9%                                    99.1     99.1
Senior debt, 8.75%, due 1999                               --    250.0
Medium-term notes, 6.38% to 7.32%, due
  2002 to 2008, less unamortized discounts
  (1999--$1.5, 1998--$1.4), effective
  rates 6.4% to 7.4%                                    393.5    358.6
Exchangeable senior subordinated debentures,
  6.75%, due 2005                                        48.4     64.1
Other                                                     0.6      0.5
----------------------------------------------------------------------
Total                                                   945.9  1,331.1
Less current portion                                      0.8      4.7
----------------------------------------------------------------------
Long-term portion                                    $  945.1 $1,326.4
----------------------------------------------------------------------

/(1)/ The effective rate for the revolving credit facility is based on average balances outstanding during the year and includes facility fees. During 1999, there were no balances outstanding. Facility fees in 1999 were $0.9 million.

/(2)/ The effective rates for commercial paper and uncommitted facilities are based on average balances outstanding during the year. Outstanding balances related to short-term commercial paper and uncommitted facilities were classified as long-term at December 31, 1998.

  In December 1996, the company entered into a $450.0 million, five-year non-amortizing revolving credit agreement due December 2001. In July 1999, the company renewed a $350.0 million, 364-day non-amortizing revolving credit agreement due July 2000. These agreements provide the company with $800.0 million in committed credit facilities. No amounts were outstanding under these credit facilities as of December 31, 1999 and 1998. Among other restrictions, the credit agreements contain covenants relating to liens, consolidated net worth and cash flow coverage (as defined in the agreements). The company is in compliance with all financial debt covenants.

  Committed credit available under the revolving credit facilities provides management with the ability to refinance a portion of its debt on a long-term basis. At December 31, 1998, $149.9 million in outstanding commercial paper, which is supported by credit facilities, $250.0 million of senior debt due in 1999 and $50.1 million of borrowings under short-term uncommitted credit facilities were classified as long-term debt.

Notes to Consolidated Financial Statements

  On August 3, 1998, a new universal shelf registration statement became effective, under which $500.0 million of debt and/or equity securities may be offered. This registration statement incorporated $160.0 million of unused capacity from the company's 1995 shelf registration statement. During 1997, the company issued $70.0 million of medium-term notes at rates ranging from 7.2 percent to 7.32 percent. The net proceeds of $69.6 million were used to retire short-term borrowings. During 1998, the company issued $290.0 million of medium-term notes at rates ranging from 6.6 percent to 7.125 percent. The net proceeds of $288.6 million were used to retire other borrowings and repurchase FMC common stock. During 1999, the company issued $35.0 million of medium-term notes at rates ranging from 6.38 percent to 6.53 percent. The net proceeds of $34.9 million were used to retire other borrowings and repurchase FMC common stock. Unused capacity of $345.0 million remains available under the 1998 shelf registration at December 31, 1999.

  In 1999, the company borrowed $50.0 million at 6.45 percent interest maturing in 2032 from the proceeds of Power County, Idaho's Solid Waste Industrial Development Revenue Bonds. Undrawn proceeds of $21.1 million are included in investments in the consolidated balance sheet at December 31, 1999 and will be used to fund phosphorus capital projects related to solid waste disposal.

  During 1999, $250.0 million of senior debt matured and was repaid with cash flows from operations and other borrowings.

  The exchangeable senior subordinated debentures bearing interest at 6.75 percent and maturing in 2005 are exchangeable at any time into Meridian Gold Inc. common stock at an exchange price of $15.125 per share, subject to adjustment. The company may, at its option, pay an amount equal to the market price of Meridian Gold Inc. common stock in lieu of delivery of the shares. However, the market price at December 31, 1999 was substantially below $15.125 per share. The debentures are subordinated in right of payment to all existing and future senior indebtedness of the company. The debentures are redeemable at the option of FMC at prices decreasing from 103.375 percent of the face amount on January 16, 1995, to par on January 16, 2000. The company redeemed $15.7 million of these debentures in 1999.

  Aggregate maturities and sinking fund requirements over the next five years are (in millions): 2000-$0.8, 2001-$22.8, 2002-$135.5, 2003-$226.4, 2004-$0.5,
and thereafter-$559.9.

  Short-term debt. At December 31, 1999, short-term debt consisted of commercial paper, borrowings under uncommitted credit facilities and foreign borrowings. At December 31, 1998, components of short-term debt were domestic and foreign borrowings.

  In November 1995, the company commenced a short-term commercial paper program, supported by committed credit facilities, providing for the issuance of up to $500.0 million in aggregate maturity value of commercial paper at any given time. Three-day commercial paper of $190.8 million was outstanding at December 31, 1999. At December 31, 1998, $149.9 million of outstanding commercial paper was classified as long-term debt. Effective interest rates on commercial paper were 5.4 percent and 5.8 percent at December 31,1999 and 1998, respectively.

  Advances under uncommitted credit facilities were $89.8 million and $68.0 million at December 31, 1999 and 1998, respectively. (As described above, $50.1 million of the outstanding balance at December 31, 1998 was classified as long-term debt.) At December 31, 1999 and 1998, effective interest rates on the uncommitted credit facilities were 5.3 percent and 5.7 percent, respectively.

  Outstanding foreign short-term borrowings totaled $66.9 million and $132.7 million at December 31, 1999 and 1998, respectively. The weighted average interest rates on outstanding foreign short-term borrowings at December 31, 1999 and 1998 were 10.7 percent and 10.1 percent, respectively. The average interest rates have been adjusted for currency devaluation associated with borrowing in hyperinflationary countries.

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

Note 10 Income Taxes

Domestic and foreign components of income (loss) from continuing operations before income taxes and the cumulative effect of changes in accounting principles are shown below:

---------------------------------------------------------------------------
                                                   Year Ended December 31
(In millions)                                     1999      1998      1997
---------------------------------------------------------------------------
Domestic                                         $ 37.3    $127.9   $(174.2)
Foreign                                           237.0     121.6     114.5
---------------------------------------------------------------------------
Total                                            $274.3    $249.5   $ (59.7)
---------------------------------------------------------------------------

  The provision for (benefit from) income taxes attributable to income (loss) from continuing operations before the cumulative effect of changes in accounting principles consists of:

---------------------------------------------------------------------------
                                                   Year Ended December 31
(In millions)                                     1999      1998      1997
---------------------------------------------------------------------------
Current:
  Federal                                        $  8.9    $ 17.1   $ (33.0)
  Foreign                                          29.0      15.6      17.3
  State and local                                  (0.2)      4.1      (3.7)
---------------------------------------------------------------------------
Total current                                      37.7      36.8     (19.4)
Deferred                                           20.6      27.4     (15.8)
---------------------------------------------------------------------------
Total                                            $ 58.3    $ 64.2   $ (35.2)
---------------------------------------------------------------------------

  Total income tax provisions (benefits) were allocated as follows:

---------------------------------------------------------------------------
                                                   Year Ended December 31
(In millions)                                     1999      1998      1997
---------------------------------------------------------------------------
Continuing operations before
  the cumulative effect of
  changes in accounting
  principles                                     $ 58.3    $ 64.2   $ (35.2)
Discontinued operations                            (2.3)    (27.3)    146.2
Cumulative effect of changes
  in accounting principles                           --     (10.4)     (3.1)
Items charged directly to
  stockholders' equity                             (1.1)     (3.0)     (7.1)
---------------------------------------------------------------------------
Income tax provision                             $ 54.9    $ 23.5   $ 100.8
---------------------------------------------------------------------------

Notes to Consolidated Financial Statements


  Significant components of the deferred income tax provision (benefit) attributable to income (loss) from continuing operations before income taxes and the cumulative effect of changes in accounting principles are as follows:

--------------------------------------------------------------------------
                                                   Year Ended December 31
(In millions)                                     1999      1998     1997
--------------------------------------------------------------------------
Deferred tax (exclusive of
  the valuation allowance)                       $  8.4    $ 21.5  $ (10.9)
Increase (decrease) in the
  valuation allowance for
  deferred tax assets                              12.2       5.9     (4.9)
---------------------------------------------------------------------------
Deferred income tax provision
  (benefit)                                      $ 20.6    $ 27.4  $ (15.8)
---------------------------------------------------------------------------

  Significant components of the company's deferred tax assets and liabilities are as follows:

--------------------------------------------------------------------------
                                                   Year Ended December 31
(In millions)                                           1999      1998
--------------------------------------------------------------------------
Reserves for discontinued operations
  and restructuring                                    $246.9    $226.8
Accrued pension and other
  postretirement benefits                                85.8      86.8
Other reserves                                           51.4      59.3
Net operating loss carryforwards                         54.8      47.3
Alternative minimum tax
  credit carryforwards                                   25.8      19.6
Other                                                    22.3      14.2
--------------------------------------------------------------------------
Deferred tax assets                                     487.0     454.0
Valuation allowance                                     (67.5)    (55.3)
--------------------------------------------------------------------------
Deferred tax assets, net of
  valuation allowance                                  $419.5    $398.7
--------------------------------------------------------------------------
Property, plant and equipment                          $243.1    $215.6
Other                                                     3.5       5.1
--------------------------------------------------------------------------
Deferred tax liabilities                               $246.6    $220.7
--------------------------------------------------------------------------
Net deferred tax assets                                $172.9    $178.0
--------------------------------------------------------------------------

  The effective income tax rate applicable to income (loss) from continuing operations before income taxes and the cumulative effect of changes in accounting principles is different from the statutory U.S. federal income tax rate due to the factors listed in the following table:

--------------------------------------------------------------------------
(Percent of income (loss) from continuing
operations before income taxes and the
cumulative effect of changes in                    Year Ended December 31
accounting principles)                             1999     1998     1997
--------------------------------------------------------------------------
Statutory U.S. tax rate                             35%      35%     (35)%
--------------------------------------------------------------------------
Net difference:
Foreign sales corporation income
  subject to different tax rates                    (4)      (3)     (13)
Percentage depletion                                (2)      (3)     (12)
State and local income taxes, less
  federal income tax benefit                        --        2      (11)
Foreign earnings subject to different
  tax rates                                        (10)     (12)     (10)
Non-taxable portion of gain on sale
  of business                                       (5)      --       --
Tax on intercompany dividends and
  deemed dividends for tax purposes                  2        2        6
Nondeductible goodwill                               1        1       16
Nondeductible expenses                               1        3        5
Minority interests                                   1        1        5
Equity in earnings of affiliates
  not taxed                                         --       (1)      (3)
Change in valuation allowance                        4        2       (8)
Other                                               (2)      (1)       1
--------------------------------------------------------------------------
Total difference                                   (14)      (9)     (24)
--------------------------------------------------------------------------
Effective tax rate                                  21%      26%     (59)%
--------------------------------------------------------------------------

  The effective tax rate in 1999 of 21 percent includes the impact of the non-taxable portion of the gain on the sale of FMC's process additives business. The 1999 effective tax rate excluding this event was 26 percent.

  The effective tax benefit rate of 59 percent for 1997 includes the impact of asset impairments, restructuring and other charges (Note 4). The 1997 effective tax rate excluding these charges was 24 percent.

  FMC's federal income tax returns for years through 1994 have been examined by the Internal Revenue Service and substantially all issues have been settled. Management believes that adequate provision for income taxes has been made for the open years 1995 and after and for any unsettled issues prior to 1995. U.S. income taxes have not been provided for the equity in undistributed earnings of foreign consolidated subsidiaries ($668.9 million and $576.8 million at December 31, 1999 and 1998, respectively) or foreign unconsolidated subsidiaries and affiliates ($18.8 million and $17.6 million at December 31, 1999 and 1998, respectively). Restrictions on the distribution of these earnings are not significant. Foreign earnings taxable to the company as dividends were $140.2 million, $21.7 million and $28.1 million in 1999, 1998 and 1997, respectively.

Notes to Consolidated Financial Statements


Note 11 Incentive Compensation Plans

The 1995 Management Incentive Plan (the "Incentive Plan") and the 1995 Stock Option Plan (the "Option Plan"), approved by the stockholders on April 21, 1995, provide certain incentives and awards to key employees. The plans are administered by the Compensation and Organization Committee of the Board of Directors (the "Committee") which, subject to the provisions of the plans, reviews and approves financial targets, times and conditions for payment.

  The Incentive Plan provides for the grant of multi-year incentive awards payable partly in cash and partly in common stock.

  The Option Plan (and its predecessor plans) provides for regular grants of common stock options which may be incentive and/or nonqualified stock options. The exercise price for options is not less than the fair market value of the stock at the date of grant. Options are exercisable at the time designated by the Committee in the option (four years for grants prior to 1995 and three years for grants during 1995 and thereafter). Incentive and nonqualified options expire not later than 10 years from the grant date (15 years for grants prior to 1996).

  Under the plans adopted in 1995, three million shares became available for awards and options granted in 1995 and later years. These shares are in addition to the shares available from the predecessor plans. Cancellation (through expiration, forfeiture or otherwise) of outstanding awards and options granted after 1989 increases the shares available for future awards or grants. At December 31, 1999, 1,018,138 shares were available for future use under these plans.

  The company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation". Accordingly, no compensation cost has been recognized for the Option Plan. Had compensation cost for the Option Plan been determined based on the fair value at the grant date for awards in 1999, 1998 and 1997 consistent with the provisions of SFAS No. 123, the company's net income and diluted earnings per share for the three years ended December 31, 1999 would have been reduced to the pro forma amounts indicated below:

-------------------------------------------------------------------------
Net income in millions                            1999      1998    1997
-------------------------------------------------------------------------
Net income--as reported                          $212.6    $106.5  $162.4
Net income--pro forma                            $208.1    $101.7  $157.6
Diluted earnings per share
  --as reported                                  $ 6.57    $ 3.05  $ 4.41
Diluted earnings per share
  --pro forma                                    $ 6.42    $ 2.91  $ 4.28
-------------------------------------------------------------------------

  The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1999, 1998 and 1997, respectively: zero dividend yield for all years; expected volatility of 22.9 percent, 19.7 percent and 17.4 percent; risk-free interest rates of 5.1 percent, 5.5 percent and 6.8 percent; and expected lives of five years for all grants.

  The weighted average fair value of each stock option granted during the years ended December 31, 1999, 1998 and 1997, calculated using the Black-Scholes option-pricing model, was $15.07, $21.09 and $19.84, respectively.

  The following summary shows stock option activity for the three years ended December 31, 1999:

-------------------------------------------------------------------------
                                               Number of        Weighted-
                                                  Shares          Average
(Number of shares                           Optioned But   Exercise Price
in thousands)                              Not Exercised        per Share
-------------------------------------------------------------------------
December 31, 1996
(1,200 shares exercisable)                         2,926           $47.44
Granted                                              555           $61.42
Exercised                                           (395)          $33.54
Forfeited                                           (169)          $63.73
-------------------------------------------------------------------------
December 31, 1997
(1,012 shares exercisable)                         2,917           $51.05
Granted                                              558           $69.92
Exercised                                           (261)          $41.87
Forfeited                                            (60)          $67.07
-------------------------------------------------------------------------
December 31, 1998
(1,734 shares exercisable)                         3,154           $54.84
Granted                                              350           $48.00
Exercised                                           (107)          $41.33
Forfeited                                           (157)          $62.30
-------------------------------------------------------------------------
December 31, 1999
(2,023 shares exercisable)                         3,240           $54.18
-------------------------------------------------------------------------

  The following tables summarize information about fixed-priced stock options outstanding at December 31, 1999:

-------------------------------------------------------------------------
                              Options Outstanding
-------------------------------------------------------------------------
                                                    Weighted-   Weighted-
                                     Number           Average     Average
                             Outstanding at         Remaining    Exercise
Range of                  December 31, 1999  Contractual Life       Price
Exercise Prices              (in thousands)        (in years)   per Share
-------------------------------------------------------------------------
$29.50-$31.13                           389               5.4      $30.88
$45.00-$48.00                         1,276               8.6      $46.64
$57.75-$65.50                           720               8.4      $60.69
$69.00-$82.50                           855               9.2      $70.53
-------------------------------------------------------------------------
 Total                                3,240               7.8      $54.18
-------------------------------------------------------------------------
-------------------------------------------------------------------------
                              Options Exercisable
-------------------------------------------------------------------------
                                                                Weighted-
                                                 Number           Average
                                         Exercisable at          Exercise
Range of                              December 31, 1999             Price
Exercise Prices                          (in thousands)         per Share
-------------------------------------------------------------------------
$29.50-$31.13                                       389            $30.88
$45.00-$46.38                                       971            $46.21
$59.63-$79.00                                       663            $66.47
-------------------------------------------------------------------------
 Total                                            2,023            $49.92
-------------------------------------------------------------------------

Notes to Consolidated Financial Statements

     On January 2, 2000, an additional 473,900 shares became exercisable at prices ranging from $61.25 to $82.50 with an expiration date of March 31, 2007.

     Under a plan adopted in 1995, discretionary awards of restricted stock may be made to selected employees. The awards vest over a period designated by the Committee, with payment conditional upon continued employment. Compensation cost is recognized over the vesting period based on the market value of the stock on the date of the award.

     Under the FMC Deferred Stock Plan for Non-Employee Directors, a portion of the annual retainer for these directors was deferred and paid in the form of shares of the company's common stock upon retirement or other termination of their directorships. Effective January 1, 1997, the Board of Directors approved a comprehensive compensation plan that terminated the retirement plan for directors and increased the proportion of director compensation paid in common stock of the company. Benefits provided for and earned under the old plan were converted into stock units payable in shares of common stock of the company upon retirement from the Board based on the fair market value of the common stock on December 31, 1996. At December 31, 1999, stock units representing an aggregate of 33,855 shares of stock were credited to the non-employee directors' accounts. Also under the compensation plan, non-employee directors may be granted options to purchase shares of stock at the fair market value of the stock at the date of grant. At December 31, 1999, options had been granted for 30,600 shares at prices ranging from $64.36 to $77.31. These grants vest one year from the grant date and expire after ten years. The company recognizes expense for the directors' options over the one-year vesting period of the options.

Note 12 Stockholders' Equity

The following is a summary of FMC's capital stock activity over the past three years:
--------------------------------------------------------------------
(Number of shares                         Common         Treasury
in thousands)                              Stock            Stock
--------------------------------------------------------------------
December 31, 1996                         37,481              300
Stock options                                395               --
Stock repurchases                             --            2,667
Stock reissued                                --              (15)
--------------------------------------------------------------------
December 31, 1997                         37,876            2,952
Stock options and awards                     313               --
Stock for employee benefit trust              --              116
Stock repurchases                             --            2,418
--------------------------------------------------------------------
December 31, 1998                         38,189            5,486
Stock options and awards                     143               --
Stock for employee benefit trust, net         --               12
Stock repurchases                             --            2,470
--------------------------------------------------------------------
 December 31, 1999                        38,332            7,968
--------------------------------------------------------------------

     During 1999, 1998 and 1997, approximately 2.5 million, 2.4 million and 2.7 million shares, respectively, were acquired under the company's stock repurchase plans at an aggregate cost of $135.9 million, $150.0 million and $209.0 million, respectively. Shares of common stock repurchased and contributed to a rabbi trust for an employee benefit program totaled 31,353 in 1999 and 116,467 in 1998 at a cost of $1.6 million and $6.7 million respectively. Of these shares, 19,570 were resold for $1.1 million in 1999 as needed to administer the plan.

     In 1997, 15,000 shares of treasury stock were reissued under the restricted stock award plan and the deferred compensation plan for non-employee directors.

     At December 31, 1999, 4,718,811 shares of unissued FMC common stock were reserved for stock options and awards.

     At December 31, 1999, accumulated other comprehensive loss consisted of cumulative foreign currency translation losses of $196.0 million and a minimum pension liability adjustment of $7.5 million. At December 31, 1998, accumulated other comprehensive loss consisted of cumulative foreign currency translation losses.

     Covenants of the revolving credit facility agreement (Note 9) contain minimum net worth and other requirements.

     No dividends are expected to be paid on the company's common stock in 2000.

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

Notes to Consolidated Financial Statements

Note 13 Pensions and Postretirement Health Care and Life Insurance Benefits

The funded status of the company's pension and postretirement health care and life insurance benefit plans for continuing operations, and the associated liabilities recognized in the company's consolidated financial statements as of December 31 are as follows:

-----------------------------------------------------------------------------------------------------------------------------
                                                                                 Pensions                Other Benefits
(In millions)                                                                1999        1998          1999          1998
-----------------------------------------------------------------------------------------------------------------------------
Accumulated benefit obligation:
Plans with unfunded accumulated benefit obligation                       $   38.7    $   28.5       $    --       $    --
-----------------------------------------------------------------------------------------------------------------------------
Change in benefit obligation:
Benefit obligation at January 1                                          $1,070.0    $  771.0       $ 119.5       $ 109.7
  Service cost                                                               33.2        26.4           2.5           2.5
  Interest cost                                                              68.9        66.7           7.7           8.4
  Actuarial loss (gain)                                                     (98.0)      239.2          (9.3)         15.9
  Amendments                                                                  1.0        11.8          (1.3)         (8.4)
  Acquisitions and divestitures                                                --        (2.2)           --            --
  Curtailments and settlements                                                 --        (1.9)           --          (0.3)
  Plan participants' contributions                                            2.0         1.9           4.4           3.0
  Benefits paid                                                             (47.6)      (42.9)        (14.6)        (11.3)
-----------------------------------------------------------------------------------------------------------------------------
Benefit obligation at December 31                                         1,029.5     1,070.0         108.9         119.5
-----------------------------------------------------------------------------------------------------------------------------
Change in fair value of plan assets:
Fair value of plan assets at January 1                                      956.5       860.6            --            --
  Actual return on plan assets                                               (5.6)      133.8            --            --
  Acquisitions and divestitures                                                --        (2.4)           --            --
  Curtailments and settlements                                                 --        (3.1)           --            --
  Company contributions                                                       4.1         8.6          10.2           8.3
  Plan participants' contributions                                            2.0         1.9           4.4           3.0
  Benefits paid                                                             (47.6)      (42.9)        (14.6)        (11.3)
-----------------------------------------------------------------------------------------------------------------------------
Fair value of plan assets at December 31                                    909.4       956.5            --            --
-----------------------------------------------------------------------------------------------------------------------------
Funded status of the plan (liability)                                      (120.1)     (113.5)       (108.9)       (119.5)
Unrecognized actuarial loss (gain)                                           51.3        72.0          (1.7)          7.6
Unrecognized prior service cost (income)                                     23.6        22.2         (39.7)        (47.6)
Unrecognized transition asset                                               (38.6)      (61.4)           --            --
-----------------------------------------------------------------------------------------------------------------------------
Accrued liability for benefit costs at December 31                       $  (83.8)   $  (80.7)      $(150.3)      $(159.5)
-----------------------------------------------------------------------------------------------------------------------------
Prepaid benefit cost                                                     $    4.9    $   46.6       $    --       $    --
Accrued benefit liability                                                  (102.7)     (127.3)       (150.3)       (159.5)
Intangible asset                                                              6.5          --            --            --
Accumulated other comprehensive income                                        7.5          --            --            --
-----------------------------------------------------------------------------------------------------------------------------
Net liability recognized in the balance sheet at December 31             $  (83.8)   $  (80.7)      $(150.3)      $(159.5)
-----------------------------------------------------------------------------------------------------------------------------

Notes to Consolidated Financial Statements

The following table summarizes the assumptions used and the components of net annual benefit cost (income) for the years ended December 31:

-----------------------------------------------------------------------------------------------------------------------------
                                                                   Pensions                       Other Benefits

(In millions)                                              1999      1998       1997           1999      1998     1997
-----------------------------------------------------------------------------------------------------------------------------
Assumptions as of December 31:
Discount rate                                              7.50%     6.75%      8.00%          7.50%     6.75%    8.00%
Expected return on assets                                  9.25%     9.20%      9.20%            --        --       --
Rate of compensation increase                              5.00%     5.00%      5.00%            --        --       --
-----------------------------------------------------------------------------------------------------------------------------
Components of net annual benefit cost (in millions):
  Service cost                                           $ 33.2    $ 26.4     $ 21.2          $ 2.5     $ 2.5    $ 2.4
  Interest cost                                            68.9      66.7       55.8            7.7       8.4      8.3
  Expected return on plan assets                          (81.3)    (76.9)     (59.8)            --        --       --
  Amortization of transition asset                        (22.8)    (22.8)     (22.8)            --        --       --
  Amortization of prior service cost                        4.6       4.2        3.1           (9.2)     (8.3)    (8.3)
  Recognized net actuarial (gain) loss                      0.5      (5.6)      (2.8)            --      (0.9)     0.1
-----------------------------------------------------------------------------------------------------------------------------
Net annual benefit cost (income)                         $  3.1    $ (8.0)    $ (5.3)         $ 1.0     $ 1.7    $ 2.5
-----------------------------------------------------------------------------------------------------------------------------

     Effective December 31, 1998, the company merged all union hourly pension plans into the FMC Salaried Employees' Retirement Plan (the "Plan"). At the same time, the Plan name was changed to the FMC Employees' Retirement Plan.

     Effective December 31, 1999, the company changed the discount rate from
6.75 percent to 7.50 percent for determining the projected benefit obligations. The change decreased the projected benefit obligations by approximately $103 million at December 31, 1999.

     Effective January 1, 1998, the company changed to the 1983 Group Annuity Mortality Table, which is used to calculate the benefit obligations. In addition, the discount rate was changed from 8.00 percent to 6.75 percent effective December 31, 1998. These changes increased the projected benefit obligation by approximately $239 million at December 31, 1998.

     For measurement purposes, a six- and seven-percent annual rate increase in the per capita cost of health care benefits was assumed for 1999 and 1998, respectively. The rates were assumed to decrease gradually to 5.0 percent for 2001 and remain at that level thereafter.

     Assumed health care cost trend rates have an effect on the amounts reported for the health care plan. A one-percentage point change in the assumed health care cost trend rates would have the following effects:

------------------------------------------------------------------------------
                                   One Percentage           One Percentage
(In millions)                      Point Increase           Point Decrease
------------------------------------------------------------------------------
Effect on total of service and
  interest cost components              $ 0.1                    $(0.1)

Effect on postretirement
  benefit obligation                    $ 1.6                    $(1.3)
------------------------------------------------------------------------------

     The company has adopted SFAS No. 87, "Employers Accounting for Pensions", for its pension plan for employees in the United Kingdom. The financial impact of compliance with SFAS No. 87 for other non-U.S. pension plans is not materially different from the locally reported pension expense. The cost of providing pension benefits for foreign employees was $10.4 million in 1999, $5.2 million in 1998 and $6.9 million in 1997.

     As a result of the sale of the process additives division (Note 3), the FMC United Kingdom pension plan will transfer assets to the buyer's pension plan for those participants who elect to transfer their benefits to the buyer's pension plan. The amount of assets to be transferred and the number of participants will be determined in 2000.

     Employees' Thrift and Stock Purchase Plan. The FMC Employees' Thrift and Stock Purchase Plan is a qualified salary-reduction plan under Section 401(k) of the Internal Revenue Code in which all salaried and non-union hourly employees of the company may participate by contributing a portion of their compensation. The company matches contributions up to specified percentages of each employee's compensation depending on the company's profits and how the employee allocates his or her contributions. Charges against income for FMC's matching contributions, net of forfeitures, were $15.9 million in 1999, $16.7 million in 1998 and $16.2 million in 1997.

Note 14 Environmental Obligations

FMC is subject to various federal, state and local environmental laws and regulations that govern emissions of air pollutants; discharges of water pollutants; and the manufacture, storage, handling and disposal of hazardous substances, hazardous wastes and other toxic materials. Environmental liabilities consist of obligations relating to waste handling and the remediation and/or study of sites at which the company is alleged to have disposed of hazardous substances. The company is also subject to liabilities arising under CERCLA and similar state laws that impose responsibility on persons who arranged for the disposal of hazardous substances, and on current and previous owners and operators of a facility for the cleanup of hazardous substances released from the facility into the environment. In addition, the company is subject to liabilities under the Resource Conservation and Recovery Act ("RCRA") and analogous state laws that require owners and operators of facilities that treat, store or dispose of hazardous waste to follow certain waste management practices and to clean up releases of hazardous waste constituents into the environment associated with past or present practices.

     The company has been named a PRP at 29 sites on the government's National Priority List. In addition, the company also has received notice from the EPA or other regulatory agencies that the company may be a PRP, or PRP equivalent, at other sites, including 35 sites at which the company has determined that it is reasonably possible that it has an environmental liability. The company, in cooperation with appropriate government agencies, is currently participating in, or has participated in, RI/FS or their equivalent at most of the identified sites, with the status of each investigation varying from site to site. At certain sites, RI/FS have just begun, providing limited information, if any, relating to cost estimates,

Notes To Consolidated Financial Statements

timing, or the involvement of other PRPs; whereas, at other sites, the studies are complete, remedial action plans have been chosen, or RODs have been issued.

     The company has provided reserves for potential environmental obligations that management considers probable and for which a reasonable estimate of the obligation could be made. Accordingly, total reserves of $266.8 million and $294.0 million, respectively, before recoveries, were recorded at December 31, 1999 and 1998. The long-term portion of these reserves is included in reserve for discontinued operations and other liabilities on the consolidated balance sheets and amounted to $244.0 million and $265.7 million at December 31, 1999 and 1998, respectively. In the fourth quarters of 1999 and 1998, FMC provided $25.9 million and $70.0 million, respectively, for environmental costs of discontinued operations (Note 3). The company's total environmental reserves include $255.4 million and $280.6 million for remediation activities and $11.4 million and $13.4 million for RI/FS costs at December 31, 1999 and 1998, respectively. In addition, the company has estimated that reasonably possible environmental loss contingencies may exceed amounts accrued by as much as $80 million at December 31, 1999.

     In June 1999, the Federal District Court in Idaho approved a Consent Decree signed by the company, the EPA (Region X) and the DOJ settling outstanding alleged violations of RCRA at the company's Phosphorus Chemicals ("PCD") plant in Pocatello, Idaho. The RCRA Consent Decree provides for injunctive relief covering remediation expense for closure of existing ponds, estimated at $50 million, and in excess of $100 million of capital costs for waste treatment and other compliance projects, including supplemental environmental projects. These amounts will be expended over approximately four years. As described in Note 4, an expected increase in capital costs for environmental compliance contributed to an impairment in the value of PCD's assets during the fourth quarter of 1997. The company provided for the estimated expenses related to the Consent Decree in prior periods.

     In addition, FMC signed a second Consent Decree with the EPA, which was lodged in court on July 21, 1999. The Consent Decree relates to an ROD issued by the EPA in 1998 which addresses previously closed ponds on the FMC portion of the Eastern Michaud Flats Superfund site, including FMC's PCD Pocatello, Idaho, facility. The remedy the EPA selected in the ROD is a combination of capping, surface runoff controls and institutional controls for soils, with a contingency for extraction and recycling for hydraulic control of groundwater. FMC believes its reserves for environmental costs adequately provide for the estimated costs of the Superfund remediation plan for the site and the expenses previously described related to the RCRA Consent Decree.

     On October 21, 1999 the Federal District Court for the Western District of Virginia approved a Consent Decree signed by the company, the EPA (Region III) and the DOJ regarding past response costs and future clean-up work at the discontinued fiber manufacturing site in Front Royal, Virginia. As part of a prior settlement, government agencies are expected to reimburse FMC for approximately one third of the clean-up costs due to the government's role at the site. FMC's $70 million portion of the settlement was provided for in 1998 and prior years, and no additional charge to earnings was recorded in 1999.

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

     The liabilities arising from potential environmental obligations that have not been reserved for at this time may be material to any one quarter's or year's results of operations in the future. Management, however, believes the liability arising from potential environmental obligations is not likely to have a material adverse effect on the company's liquidity or financial condition and may be satisfied over the next 20 years or longer.

     To ensure FMC is held responsible only for its equitable share of site remediation costs, FMC has initiated, and will continue to initiate, legal proceedings for contributions from other PRPs. FMC has recorded recoveries, representing probable realization of claims against insurance companies, U.S. government agencies and other third parties, of $60.2 million at December 31, 1999 (all of which is recorded as an offset to the reserve for discontinued operations and other liabilities). At December 31, 1998, FMC had recorded recoveries of $85.4 million as an offset to the reserve for discontinued operations and other liabilities and $22.2 million related to continuing operations as other assets.

     During 1999, FMC collected cash recoveries totalling $56.9 million, the majority of which represented a settlement with a consortium of FMC's general liability insurance carriers. Recoveries for the years 1998 and 1997 were $4.4 million and $3.3 million, respectively. Also during 1999, the company recognized additional receivables for recoveries of $8.9 million, primarily in conjunction with expected contractual recoveries at discontinued Defense Systems properties (Note 3).

     Regarding current operating sites, the company spent $64.0 million, $33.0 million and $29.9 million for the years 1999, 1998 and 1997, respectively, on capital projects relating to environmental control facilities, and expects to spend additional capital of approximately $85 million and $86 million in 2000 and 2001, respectively. Additionally, in 1999, 1998, and 1997, FMC spent $62.2 million, $56.0 million and $60.1 million, respectively, for environmental compliance costs, which are an operating cost of the company.

     Regarding current operating, previously operated (including discontinued operations) and other sites for the years 1999, 1998 and 1997, FMC charged $20.9 million, $17.8 million and $29.0 million, respectively, against established reserves for remediation spending, and $43.3 million, $35.0 million and $18.7 million, respectively, against reserves for spending on RI/FS. FMC anticipates that the expenditures for current operating, previously operated and other sites will continue to be significant for the foreseeable future.

Notes To Consolidated Financial Statements


Note 15 Commitments and Contingent Liabilities

On April 14, 1998, a jury returned a verdict against the company in the amount of $125.0 million in conjunction with a federal False Claims Act action, in which Mr. Henry Boisvert filed and ultimately took to trial allegations that the company had filed false claims for payment in connection with its contract to provide Bradley Fighting Vehicles to the U.S. Army between 1981 and 1996. Under law, portions of the jury verdict were subject to doubling or trebling. On December 24, 1998, the U.S. District Court for the Northern District of California entered judgment for Mr. Boisvert in the amount of approximately
$87 million. This was approximately $300 million less than the maximum judgment possible under the jury verdict. The reduction resulted from several rulings by the District Court in favor of the company in the post-trial motions. Briefing on cross-appeals by both parties to the U.S. Court of Appeals for the Ninth Circuit has been completed, and it is probable that oral arguments will be heard during 2000. Both sides are asserting arguments on appeal, and a number of the company's arguments, if successful, would alter or eliminate the amount of the existing judgment. Any legal proceeding is subject to inherent uncertainty, and it is not possible to predict how the appellate court will rule. Therefore, the company's management believes based on a review, including a review by outside counsel, that it is not possible to estimate the amount of a probable loss, if any, to the company that might result from some adverse aspects of the judgment ultimately standing against the company. Accordingly, no provision for this matter has been made in the company's consolidated financial statements.

     FMC leases office space, plants and facilities, and various types of manufacturing, data processing and transportation equipment. Leases of real estate generally provide for payment of property taxes, insurance and repairs by FMC. Capital leases are not significant. Rent expense under operating leases amounted to $45.0 million, $44.4 million and $42.5 million in 1999, 1998 and 1997, respectively. Rent expense is net of credits (received for the use of leased transportation assets) of $20.4 million, $19.5 million and $18.9 million in 1999, 1998 and 1997, respectively.

     Minimum future rentals under noncancelable leases aggregated approximately $371.4 million as of December 31, 1999 and are estimated to be payable as follows: $53.2 million in 2000, $48.1 million in 2001, $44.1 million in 2002, $41.3 million in 2003, $41.2 million in 2004 and $143.5 million thereafter. Minimum future rentals for transportation assets included above aggregated approximately $171 million, against which the company expects to continue to receive credits to substantially defray its rental expense.

     The company also has certain other contingent liabilities resulting from litigation, claims, performance guarantees, and other commitments incident to the ordinary course of business. Management believes that the probable resolution of such contingencies will not materially affect the financial position, results of operations or cash flows of FMC.

INDEPENDENT AUDITORS' REPORT

[KPMG LOGO APPEARS HERE]

The Board of Directors and Stockholders, FMC Corporation:

We have audited the accompanying consolidated balance sheets of FMC Corporation and consolidated subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of income, cash flows and changes in stockholders' equity for each of the years in the three-year period ended December 31, 1999. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the accompanying consolidated financial statements referred to above present fairly, in all material respects, the financial position of FMC Corporation and consolidated subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1999 in conformity with generally accepted accounting principles.


/s/ KPMG LLP

KPMG LLP
Chicago, Illinois
January 19, 2000

MANAGEMENT'S REPORT ON FINANCIAL STATEMENTS

The consolidated financial statements and related information have been prepared by management, which is responsible for the integrity and objectivity of that information. Where appropriate, they reflect estimates based on judgments of management. The statements have been prepared in conformity with accounting principles generally accepted in the United States. Financial information included elsewhere in this annual report is consistent with that contained in the consolidated financial statements.

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


/s/ William H. Schumann III                            /s/  Ronald D. Mambu

William H. Schumann III                                Ronald D. Mambu
Senior Vice President                                  Vice President
and Chief Financial Officer                            and Controller

Chicago, Illinois
January 19, 2000

TEN-YEAR FINANCIAL SUMMARY

----------------------------------------------------------------------------------------------------------------------------
(In millions, except share data and per share amounts)                                         1999       1998       1997
----------------------------------------------------------------------------------------------------------------------------
Summary of earnings
Sales                                                                                      $4,110.6    4,378.4    4,259.0
----------------------------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations before net
  interest expense, minority interests, gain on sale of FMC
  Wyoming stock, income taxes, extraordinary items and
  cumulative effect of changes in accounting principles/(1)/                               $  386.1      364.0       58.0
----------------------------------------------------------------------------------------------------------------------------
Income from continuing operations before special income and
  expense items/(4)/, net interest expense, income taxes, extraordinary
  items and cumulative effect of changes in accounting principles/(5)/                     $  369.3      357.8      314.0
----------------------------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations before income taxes, extraordinary
  items and cumulative effect of changes in accounting principles/(1)/(2)/                 $  274.3      249.5      (59.7)
Provision (benefit) for income taxes                                                           58.3       64.2      (35.2)
----------------------------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations before extraordinary
  items and cumulative effect of changes in accounting principles/(3)/                        216.0      185.3      (24.5)
Discontinued operations, net of income taxes                                                   (3.4)     (42.7)     191.4
Extraordinary items, net of income taxes                                                         --         --         --
Cumulative effect of changes in accounting principles, net of income taxes                       --      (36.1)      (4.5)
----------------------------------------------------------------------------------------------------------------------------
Net income (loss)/(3)/                                                                     $  212.6      106.5      162.4
----------------------------------------------------------------------------------------------------------------------------
Special (income) and expense items/(1)/                                                    $  (11.7)        --      264.9
----------------------------------------------------------------------------------------------------------------------------
Gain on sale of FMC Wyoming stock/(2)/                                                     $     --         --         --
----------------------------------------------------------------------------------------------------------------------------
Total dividends                                                                            $     --         --         --
----------------------------------------------------------------------------------------------------------------------------
Share data
Average number of shares used in earnings per share computations (thousands):
  Basic                                                                                      31,516     34,007     36,805
  Diluted                                                                                    32,377     34,939     36,805
----------------------------------------------------------------------------------------------------------------------------
Basic earnings (loss) per share:
 Continuing operations/(3)/                                                                $   6.86       5.45      (0.67)
 Discontinued operations                                                                      (0.11)     (1.26)      5.20
 Extraordinary items                                                                             --         --         --
 Cumulative effect of changes in accounting principles                                           --      (1.06)     (0.12)
----------------------------------------------------------------------------------------------------------------------------
                                                                                           $   6.75       3.13       4.41
----------------------------------------------------------------------------------------------------------------------------
Diluted earnings (loss) per share:
 Continuing operations/(3)/                                                                $   6.67       5.30      (0.67)
 Discontinued operations                                                                      (0.10)     (1.22)      5.20
 Extraordinary items                                                                             --         --         --
 Cumulative effect of changes in accounting principles                                           --      (1.03)     (0.12)
----------------------------------------------------------------------------------------------------------------------------
                                                                                           $   6.57       3.05       4.41
----------------------------------------------------------------------------------------------------------------------------
Other information
After-tax income per share from continuing operations before special income and expense items/(4)/(5)/
  Basic                                                                                    $   6.19       5.45       4.25
  Diluted                                                                                  $   6.03       5.30       4.13
----------------------------------------------------------------------------------------------------------------------------
Financial position at December 31
Total assets                                                                               $3,995.8    4,166.4    4,113.1
Long-term debt (less current portion)                                                      $  945.1    1,326.4    1,140.2
Stockholders' equity                                                                       $  743.6      729.4      760.6
Other data
Capital expenditures                                                                       $  236.3      265.9      316.7
Depreciation expense                                                                       $  162.7      189.0      218.3
Amortization expense                                                                       $   18.0       17.6       20.1
----------------------------------------------------------------------------------------------------------------------------

(1) Includes pretax gains on sales of businesses of $55.5 million in 1999; pretax asset impairments of $29.1 million in 1999, $224.0 million in 1997, $26.4 million in 1995 and $8.1 million in 1993; pretax restructuring and other charges of $14.7 million in 1999, $40.9 million in 1997, $108.1 million in 1995 and $114.4 million in 1993, and a write-off of acquired in-process research and development of $15.5 million in 1995.

(2) Includes a nontaxable gain on the sale of 20 percent of FMC Wyoming stock of $99.7 million in 1995.

(3) Includes gains on sales of businesses of $47.7 million after tax in 1999 ($1.51 per share-basic and $1.47 per share-diluted); asset impairments and restructuring and other charges of $(26.7) million after tax in 1999 (($0.84) per share-basic and ($0.83) per share diluted), asset impairments and restructuring and other charges of $(180.9) million after tax in 1997 ($(4.92) per share-basic and diluted); restructuring and other charges, a write-off of acquired in-process research and development and a gain on the sale of FMC Wyoming stock of $3.5 million, net, (after tax in 1995 ($0.10 per share-basic and $0.09 per share-diluted); and restructuring and other charges of $(73.5) million after tax in 1993 ($(2.04) per share-basic and diluted).

-----------------------------------------------------------------------------------------------------------------
            1996            1995          1994           1993           1992           1991           1990
-----------------------------------------------------------------------------------------------------------------
          3,950.7         3,482.6       2,869.4        2,678.8        2,692.1        2,568.6        2,463.5
-----------------------------------------------------------------------------------------------------------------

            338.4           134.5         212.0          (17.3)         143.0          172.7          166.5
-----------------------------------------------------------------------------------------------------------------

            328.8           179.7         210.4          104.7          142.8          171.2          164.9
-----------------------------------------------------------------------------------------------------------------

            235.8           152.7         150.9          (79.9)          59.9           63.8           36.9
             73.0            (2.0)         41.6          (62.8)           9.4            9.4           (4.3)
-----------------------------------------------------------------------------------------------------------------

            162.8           154.7         109.3          (17.1)          50.5           54.4           41.2
             47.9            60.9          64.1           58.1           68.9          118.7          114.1
               --              --            --           (4.7)         (11.4)          (9.2)            --
               --              --            --             --         (183.7)            --             --
-----------------------------------------------------------------------------------------------------------------
            210.7           215.6         173.4           36.3          (75.7)         163.9          155.3
-----------------------------------------------------------------------------------------------------------------
               --           150.0            --          122.5             --             --             --
-----------------------------------------------------------------------------------------------------------------
               --            99.7            --             --             --             --             --
-----------------------------------------------------------------------------------------------------------------
               --              --            --             --             --             --             --
-----------------------------------------------------------------------------------------------------------------

           37,024          36,615        36,369         35,976         35,595         35,024         34,739
           38,058          37,721        37,195         35,976         36,796         36,267         36,075
-----------------------------------------------------------------------------------------------------------------

             4.40            4.23          3.01          (0.48)          1.42           1.55           1.19
             1.29            1.66          1.76           1.62           1.94           3.39           3.28
               --              --            --          (0.13)         (0.32)         (0.26)            --
               --              --            --             --          (5.16)            --             --
-----------------------------------------------------------------------------------------------------------------
             5.69            5.89          4.77           1.01          (2.12)          4.68           4.47
-----------------------------------------------------------------------------------------------------------------
             4.28            4.10          2.94          (0.48)          1.37           1.50           1.14
             1.26            1.62          1.72           1.62           1.87           3.27           3.16
               --              --            --          (0.13)         (0.31)         (0.25)            --
               --              --            --             --          (4.99)            --             --
-----------------------------------------------------------------------------------------------------------------
             5.54            5.72          4.66           1.01          (2.06)          4.52           4.30
-----------------------------------------------------------------------------------------------------------------

             4.40            4.13          3.01           1.56           1.42           1.55           1.19
             4.28            4.01          2.94           1.53           1.37           1.50           1.14
-----------------------------------------------------------------------------------------------------------------

          4,467.4         3,751.8       2,857.1        2,532.1        2,565.3        2,393.6        2,484.8
          1,268.4           974.4         901.2          749.8          843.4          928.6        1,158.6
            855.8           653.5         416.6          216.9          219.0          309.8          149.6

            485.1           427.8         271.0          204.6          179.6          168.7          263.4
            205.7           182.6         173.8          172.8          179.9          166.7          159.8
             17.7            13.0           6.0            4.3            2.0            1.7            0.8
-----------------------------------------------------------------------------------------------------------------

     (4) Excludes gains on sale of businesses of $55.5 million, or $47.7 after tax in 1999 ($1.51 per share-basic and $1.47 per share-diluted); asset impairments and restructuring and other charges of ($43.8) million, or ($26.7) million after-tax in 1999 (($0.84) per share-basic and ($0.83) per share-diluted), asset impairments and restructuring and other charges of ($264.9) million, or $(180.9) million after tax in 1997 ($(4.92) per share-basic and $(4.77) per share-pro forma diluted); restructuring and other charges, a write-off of acquired in-process research and development and a gain on the sale of FMC Wyoming stock of $50.3 million, or $3.5 million, net, after tax in 1995 ($0.10 per share-basic and $0.09 per share-diluted); and restructuring and other charges of $(122.5) million, or (73.5) million after tax in 1993 ($(2.04) per share-basic and $(1.99) per share-pro forma diluted).

     (5) Supplemental financial information. Should not be considered in isolation nor as an alternative for income from continuing operations, net income or earnings per share determined in accordance with generally accepted accounting principles, nor as the sole measure of the company's profitability.

DIRECTORS AND OFFICERS

BOARD OF DIRECTORS

Robert N. Burt/1/
Chairman of the Board and
Chief Executive Officer

Joseph H. Netherland/4/
President

B. A. Bridgewater, Jr./1,2,5/
Retired Chairman of the Board,
President and Chief Executive Officer,
Brown Group, Inc.

Patricia A. Buffler/3,4/
Dean Emerita, Professor of Epidemiology,
School of Public Health,
University of California, Berkeley

Albert J. Costello/2,5/
Retired Chairman, President
and Chief Executive Officer,
W.R. Grace & Co.

Paul L. Davies, Jr./1,2/
President, Lakeside Corporation,
a private real estate investment company

Asbjorn Larsen/3/
Retired President and
Chief Executive Officer,
Saga Petroleum ASA

Edward J. Mooney/2,3/
Chairman of the Board and
Chief Executive Officer,
Nalco Chemical Company

William F. Reilly/1,2,3/
Founder
PRIMEDIA Inc.

Enrique J. Sosa/3/
Former President,
BP Amoco Chemicals

James R. Thompson/4,5/
Former Governor of Illinois;
Chairman, Chairman of the Executive Committee and Partner, Law Firm of Winston & Strawn

Clayton Yeutter /4,5/
Of Counsel, Hogan & Hartson,
former U.S. Trade Representative,
and former Secretary,
U.S. Department of Agriculture

/1/ Executive Committee
/2/ Compensation and Organization Committee
/3/ Audit Committee
/4/ Public Policy Committee
/5/ Nominating and Board Procedures Committee


OFFICERS

Robert N. Burt *
Chairman of the Board and
Chief Executive Officer

Joseph H. Netherland *
President

Thomas P. Hester *
Senior Vice President,
General Counsel and
Corporate Secretary

William J. Kirby *
Senior Vice President

William H. Schumann III *
Senior Vice President and
Chief Financial Officer

Alfredo Bernad
Vice President;
President, FMC Europe/
Middle East/Africa

Patricia D. Brozowski
Vice President
Communications

Charles H. Cannon, Jr.*
Vice President;
General Manager
FMC FoodTech
Airport Products

W. Kim Foster*
Vice President;
General Manager
Agricultural Products Group

Robert I. Harries *
Vice President;
General Manager
Chemical Products Group

Stephanie K. Kushner *
Vice President and
Treasurer

Peter D. Kinnear *
Vice President;
General Manager
Petroleum Equipment
and Systems

Ronald D. Mambu *
Vice President and
Controller

James A. McClung *
Vice President
Worldwide Marketing

Eugene M. McCluskey
Vice President
Tax

Michael W. Murray
Vice President
Human Resources

Gerald R. Prout
Vice President
Government Affairs

William G. Walter *
Vice President;
General Manager
Specialty Chemicals Group

Craig M. Watson
Vice President and
Chief Information Officer

Peter E. Weber
Vice President;
President
FMC Latin America

*Executive Officer


STOCKHOLDER DATA

Annual Meeting of Stockholders

FMC's annual meeting of stockholders will be held at 2 p.m. on Thursday, April 20, 2000, at 200 E. Randolph Drive, Chicago, Illinois.

Notice of the meeting, together with proxy materials, will be mailed approximately 40 days prior to the meeting to stockholders of record as of February 25, 2000.

Transfer Agent and Registrar of Stock

Harris Trust and Savings Bank
P.O. Box 755, Chicago, Illinois 60690
Questions concerning FMC common stock should be sent to the above address, or call (877) 360-5143.

Stock Exchange Listing

New York Stock Exchange
Pacific Stock Exchange
Chicago Stock Exchange

Stock Exchange Symbol

FMC

Form 10-K

A copy of the company's annual report to the Securities and Exchange Commission on Form 10-K for 1999 is available upon written request to:

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

Agricultural Products

Specialty Chemicals
     FMC BioPolymer
     Lithium

Industrial Chemicals
     Active Oxidants
     Alkali Chemicals
     FMC Foret, S.A.
     Hydrogen Peroxide
     Phosphorus Chemicals


EXECUTIVE OFFICES

FMC Corporation
200 E. Randolph Drive
Chicago, Illinois 60601
Internet: www.fmc.com


SUBSIDIARIES AND AFFILIATES IN OTHER NATIONS

ANGOLA
FMC International, AG

ARGENTINA
FMC Argentina, S.A.
Minera Del Altiplano, S.A.

AUSTRALIA
FMC (Australia), Ltd.
FMC International, AG

AUSTRIA
FMC Chemikalien
 Handelsgesellschaft G.m.b.H.

BANGLADESH
FMC International AG

BARBADOS
FMC International Sales Corporation

BELGIUM
FMC Europe N.V.

BRAZIL
FMC do Brasil Industria e Commercio Ltda.

CANADA
FMC of Canada, Limited
FMC Offshore Canada Company

CHILE
FMC Corporation, Inc.
Chile Limitada
Neogel, S.A.

CHINA
FMC Asia Pacific Inc.
FMC Hong Kong Limited
Suzhou Fu Mei-Shi Crop Care
 Company, Ltd.

COLOMBIA
FMC Latino America, S.A.

CZECH REPUBLIC
F&N Agro Ceska Republica, S.r.o.

DENMARK
FMC A/S

EGYPT
FMC International, AG

EQUATORIAL GUINEA
FMC Subsea Services, Inc.

FRANCE
FMC BioPolymer S.A.
FMC Europe, S.A.
FMC Food Machinery
FMC France S.A.
FMC Overseas, S.A.
Frigoscandia Equipment S.A.

GABON
FMC Gabon, S.A.R.L.

GERMANY
FMC BioPolymer G.m.b.H.
FMC G.m.b.H.
Frigoscandia Equipment G.m.b.H.
Jetway G.m.b.H.
F.A. Sening G.m.b.H.
Smith Meter G.m.b.H.

GREECE
FMC Hellas, EPE
FMC International, AG

GUATEMALA
FMC Guatemala, S.A.

HONG KONG
FMC Agricultural Products International, AG
FMC Asia Pacific, Inc.
FMC Hong Kong Ltd.

INDIA
FMC Sanmar Limited
FMC Asia Pacific, Inc.
FMC Rallis India (Pvt.) Ltd.

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

JORDAN
FMC International, AG

KENYA
FMC International, AG

KOREA
FMC Korea Limited

MALAYSIA
FMC Wellhead Equipment, Sdn. Bhd.
FMC Petroleum Equipment (Malaysia)
 Sdn. Bhd.
Jetway Systems Asia, Inc.

MEXICO
FMC Agroquimica de Mexico
 S. de R.L. de C.V.
Electro Quimica Mexicana, S.A. de C.V.
E.M.D., S.A. de C.V.
Fabricacion, Maquinaria y Ceras,
 S.A. de C.V.
FMC Ingredientes Alimenticios
FMC Productos y Servicios S.A. de C.V.

NETHERLANDS
FMC Fluid Control (Nederland) B.V.
FMC Industrial Chemicals
 (Netherlands), B.V.

NIGERIA
FMC Nigeria Ltd.

NORWAY
FMC BioPolymer A/S
Kongsberg Offshore, A/S

OMAN
FMC ETEG & Partners LLC

PAKISTAN
FMC International, S.A.
FMC United (Private) Ltd.

PANAMA
FMC Latino America S.A.

PHILIPPINES
FMC International, S.A.
Marine Colloids (Philippines) Inc.

POLAND
F&R Agro S.P.Z.O.O.

PUERTO RICO
FMC International, AG

SINGAPORE
FMC Singapore Pte. Ltd.
FMC Southeast Asia Pte., Ltd.

SLOVAKIA
F&N Agro Slovensko, S.R.O.

SOUTH AFRICA
FMC (South Africa)(Proprietary) Ltd.

SPAIN
Commercial e Industrial de Productos Quimicas, S.A.
FMC Airline Equipment Europe, S.A.
FMC Foret, S.A.
Forel, S.L.
Forenato, S.L.
Forsean, S.A.
Frigoscandia Equipment Iberica, S.A.
Peroxidos Organicos, S.A.
Sibelco Espanola, S.A.
Valentin Herraiz, S.A.

SWEDEN
Frigoscandia Equipment Holding AB
Frigoscandia Equipment AB
Frigoscandia Equipment International AB
Frigoscandia Equipment Norden AB
Frigoscandia Freezer AB
Potato Processing Machinery AB

SWITZERLAND
FMC Agricultural Products International, AG
FMC International, AG
FMC Kongsberg International AG

THAILAND
FMC (Thailand) Ltd.
Thai Peroxide Company, Ltd.

TURKEY
FMC A/S

UKRAINE
FMC International, AG

UNITED ARAB EMIRATES
FMC International, S.A. (Dubai)

UNITED KINGDOM
FMC BioPolymer Ltd.
FMC Corporation (UK), Ltd.
SOFEC, Ltd.

VENEZUELA
Tripoliven, C.A.
FMC Wellhead de Venezuela, S.A.

Italicized brand names used throughout this report are the trademarks of FMC Corporation or its subsidiaries. (C) 2000 FMC Corporation.

www.fmc.com


[FMC LOGO APPEARS HERE]


FMC Corporation      200 east randolph drive      chicago, illinois 60601