Form 10-K405, Exhibit 13
period 2000-12-31
FMC CORP
filed 2001-03-29
CIK 37785

Annual Report

                                        /2/
                                      FMC   2000

Profile

As one of the world's leading producers of chemicals and machinery for industry and agriculture, FMC participates on a worldwide basis in five broad markets:
Energy Systems, Food and Transportation Systems, Agricultural Products, Specialty Chemicals, and Industrial Chemicals. FMC operates 90 manufacturing facilities and mines in 25 countries.

About the Cover
For more than 125 years, FMC has provided innovative, quality products and services to our customers and, ultimately, to our customers' customers. Our longevity is built on our ability to operate in and respond to an ever-changing, increasingly competitive marketplace.

At the beginning of this 21st century, we are raising our market focus and responsiveness to the second power. FMC is becoming FMC2. By fourth quarter 2001, we expect to complete a reorganization that will split our existing company into two independent, publicly traded organizations-a chemical company and a machinery company.

These two companies will continue the FMC tradition of providing quality, innovation and outstanding service to their customers while strengthening their own identities, maximizing growth potential and allowing shareholders to realize the value inherent in both businesses.

                                                               Financial Summary

(in millions, except per share, common stock, return on
investment, employee and stockholder data)                                                2000                   1999
------------------------------------------------------------------------------------------------------------------------
Revenue
In the United States                                                                $  1,700.2             $  1,880.5
Outside the United States, including exports                                           2,225.3                2,393.1
Total revenue/(1)/                                                                  $  3,925.5             $  4,273.6
------------------------------------------------------------------------------------------------------------------------
Income (after tax)
Income from continuing operations                                                   $    177.3             $    216.0
Income from continuing operations (excluding special income and expense
   items)/(2)/                                                                      $    212.2             $    195.1
Earnings per share from continuing operations
     Basic                                                                          $     5.83             $     6.86
     Diluted                                                                        $     5.62             $     6.67
Income per share from continuing operations
   (excluding special income and expense items)/(2)/
     Basic                                                                          $     6.97             $     6.19
     Diluted                                                                        $     6.72             $     6.03
------------------------------------------------------------------------------------------------------------------------
Financial and other data
Common stock price range                                                   $76.4375 - $46.6875    $74.3125 - $39.6250
Return on investment based on income from continuing operations
   (excluding special income and expense items)/(2)(3)/                                   14.1%                  12.5%
Capital expenditures                                                                $    240.4             $    236.3
Research and development expenses                                                   $    154.5             $    152.4
At December 31    Operating working capital/(4)/                                    $     57.1             $    111.2
                  Number of employees                                                   14,802                 15,609
                  Number of stockholders of record                                       9,055                  9,549

(1) Revenue in 1999 has been increased as a result of a reclassification made to apply accounting guidance released in 2000 by the Emerging Issues Task Force. The reclassifications, which were related to shipping and handling costs, had no effect on the company's previously reported income or earnings per share. See Note 1 to the company's consolidated financial statements.

(2) Special income and expense items consist of gains on divestitures of businesses (1999) and asset impairments and restructuring and other charges (2000 and 1999). Income from continuing operations excluding special income and expense items, and income per share or return on investment from continuing operations excluding special income and expense items are not measures of financial performance under generally accepted accounting principles and should not be considered in isolation from, or as a substitute for, income from continuing operations, net income, earnings per share or return on investment determined in accordance with generally accepted accounting principles, nor as the sole measure of the company's profitability.

(3) Return on investment is calculated as income from continuing operations excluding special income and expense items, plus after-tax interest expense on debt as a percentage of total average debt (includes short-term and total long-term debt) and equity, as follows, in millions: ($212.2 + $60.9)/$1,943.1 in 2000 and ($195.1 + $71.4)/$2,124.1 in 1999.

(4) Operating working capital includes trade receivables (net), inventories, other current assets, accounts payable, accrued payroll, other current liabilities and the current portion of accrued pension and other postretirement benefits.

Message to Shareholders

[PHOTO]

2000 Revenue and Profit by Segment

Revenue
Total 2000 Revenue $3.9B

[PIE CHART HERE]

Energy Systems            $1.03B
Industrial Chem.          $ 906M
Ag. Products              $ 665M
Spec. Chem.               $ 489M
Food & Trans. Systems     $ 839M


Operating Profit
Total 2000 Operating
Profit $436M

[PIE CHART HERE]

Energy Systems            $  72M
Industrial Chem.          $ 115M
Ag. Products              $  88M
Specialty Chem.           $  92M
Food & Trans. Systems     $  69M

Year 2000 was momentous for FMC. We recorded an all-time high for earnings from continuing operations, and we increased our return on investment. Our stock price increased 25 percent-significantly outperforming market indices and our peer companies. We identified and are implementing an approach to further increase shareholder value through a strategic restructuring that ultimately would split the corporation into two independent, publicly traded companies-a machinery business and a chemicals business.

In summary, year 2000 brought record earnings, superior shareholder value and a plan to further increase that value.

The year's results reflect the hard work of all our employees, allowing us to take additional steps in the strategy we laid out three years ago. After-tax income per share from continuing operations, excluding one-time items, was $6.72-an increase of 11 percent from $6.03 in 1999-despite higher energy costs and foreign exchange losses. Sales for the full year were $3.9 billion compared with $4.3 billion in 1999. FMC's return on investment increased to 14.1 percent from 12.5 percent in 1999.

We positioned our businesses and our shareholders for further value creation by implementing a plan that will split FMC into a chemical company and a machinery company. Our businesses will take a more focused approach to their individual markets, with better speed, customer orientation, innovation and, above all, growth. The restructuring will allow investors to put their funds into more clearly defined industry sectors.

We chose a two-step process. As the first step, we are planning an initial public offering of just under 20 percent of the machinery business by the second quarter of 2001. The new company will be named FMC Technologies, Inc. Subject to market conditions, final board approval and a favorable tax ruling, we intend to make a tax-free distribution of the remaining shares of FMC Technologies, completing the spin-off by the end of 2001. We continue to be on schedule. We filed our IPO registration statement with the Securities and Exchange Commission on February 20.

Overall, our businesses performed well in 2000. Agricultural Products had a strong year based on better market conditions and lower costs following a sub-par 1999. Specialty Chemicals reported earnings growth based on synergies from the Pronova alginate acquisition, lower manufacturing costs and improved lithium profitability. Industrial Chemicals reported lower earnings, reflecting high energy costs and the translation impact of the weak euro.

Food and Transportation Systems reported stronger sales and earnings based on the Northfield acquisition and lower costs. A major accomplishment within this segment was winning the contract to build the Next Generation Small Loader for the U.S. Air Force.

We were disappointed that Energy Systems reported lower sales and earnings due to continuing delays by the major oil companies in awarding subsea projects. However, we're already seeing stepped-up activity in this area. Within the first two months of 2001, we were awarded two new contracts to provide subsea equipment and service. Our technology and existing relationships with major oil companies position us well to benefit over the next several years.

We continue to benefit from strong leadership, and we're pleased that the skills and experience of our FMC management team will transfer into the two new companies. Bill Walter was promoted to executive vice president, with the chemical operations reporting to him, and was elected to the board of directors. These roles position him to be the chief executive officer of the chemicals company. During his more than 25-year career with FMC, Bill has shown strong leadership, gaining extensive international experience, strong financial and commercial skills, and profit-and-loss responsibility in all three chemical groups.

We also welcomed Steve Gates as senior vice president, general counsel and secretary. Steve has become a valued adviser, bringing significant legal and operational experience to FMC from his previous positions as executive vice president and group chief of staff for BP Amoco, London, and more than 20 years with Amoco, most recently as vice president and general counsel.

Congratulations to Bill and Steve.

Congratulations also to Joe Netherland, who is the designated CEO of FMC Technologies. Joe will continue in his current role as FMC president until the reorganization of the company is completed.

Two senior executives retired in year 2000. After almost 40 years with FMC-most recently as senior vice president, administration-William "Jay" Kirby retired in May 2000. Jay's hard work, wise counsel and outstanding commitment to FMC has had a positive impact on the fortunes of our company and on the careers of thousands of FMC employees.

Alfredo Bernad has been head of FMC Foret since 1978, and an FMC vice president and president of FMC Europe since 1994. Alfredo is the model worldwide executive, possessing a keen understanding of economics, manufacturing expertise and customer relationships. His insights and know-how have helped build FMC Foret into a global powerhouse-and enhanced the reputation of FMC around the world.

Historical Earnings Growth-Continuing Operations excludes special income and expense items

[BAR GRAPH HERE]

1993    1.53
1994    2.94
1995    4.01
1996    4.28
1997    4.13
1998    5.30
1999    6.03
2000    6.72

Thank you, Jay and Alfredo, for continuing our tradition of excellence within FMC. We wish you many years of happiness and good fortune.

We expect another year of record earnings per share in 2001. However, we expect first quarter 2001 earnings to be down about 50 percent from first quarter 2000 results. We face a slowing economy and high energy costs-with unprecedented increases in electric power costs in the western United States, which is significantly increasing costs at our Astaris joint-venture phosphorus-producing plant in Pocatello, Idaho. As a result, Astaris has idled two of the operation's four furnaces, which will result in significant negative volume variances at Pocatello, as well as higher costs for purchased phosphorus.

In addition to these phosphorus issues, difficult business conditions will keep our other chemical operations roughly even in first quarter 2001. During the quarter, we also expect lower results in machinery because orders have not yet been placed for energy equipment, and the economic situation is delaying capital expenditure orders in our other machinery businesses. We believe, however, that it's a not a question of if-but when the major oil companies will develop offshore oil and gas fields and place increased orders for subsea equipment.

We expect to make up the first quarter 2001 decline in the next three quarters, aided by an improving economy and increased orders for energy equipment.

FMC is a company I'm proud to work for and proud to head. We've made significant contributions to the way people live-providing safe and more abundant food, enhancing the performance of pharmaceuticals, finding new energy sources, and improving operations and product performance for a wide range of businesses. And FMC is a company that, over the years, has been able to reinvent itself to meet the needs of our customers and to be competitive in the markets in which we operate. We concluded during year 2000 that it was time for a more radical reinvention-separation into two companies. This new approach will allow us to serve our customers better in a more competitive marketplace and provide more value for our shareholders while continuing to create opportunities for employees and being responsible citizens in our communities.

In 2001, we face another challenging and exciting year that will bring momentous change and new opportunities based on our strong market positions. I'm confident our employees are up to meeting these challenges.


/s/ Robert N. Burt

Robert N. Burt
Chairman of the Board and
Chief Executive Officer
February 28, 2001

Historical Chart of ROI
excludes one-time gains and losses

[BAR GRAPH HERE]
1993    11.3%
1994    13.7%
1995    13.0%
1996    10.5%
1997     9.6%
1998    12.1%
1999    12.5%
2000    14.1%

Business Profile

FMC was built on a tradition of providing world-class products and innovative solutions to meet our customers' needs. More than a century later, we are working with customers around the world to design, develop and deploy effective products and services that solve problems and change the way we live. Our leadership positions reflect our record of providing solutions and our commitment to providing outstanding service to each and every customer. We work as partners with our customers because we know that their success is the true measure of our performance.

Machinery
                                      /2/
                                    FMC

one half of the equation

Through dedicated internal development efforts and strategic, global acquisitions and alliances, we have built leading businesses in FMC Energy Systems, FMC FoodTech, and FMC Airport Systems. We are poised for greater growth.

Energy Systems

Providing technology for a world of energy solutions

Since the late 1980s, we have been growing our Energy Systems business aggressively -through focused internal research and development as well as strategic, global acquisitions. As the oil and gas industry began a rapid and sustained consolidation, we set out to become a preeminent supplier-one that could offer a fully integrated package of equipment and services for energy exploration, development, transportation and processing.

[PICTURE APPEARS HERE]

Today, we have built a business that encompasses advanced technologies in subsea exploration and development that take our customers into new, deepwater fields...sophisticated floating production systems...state-of-the-art control systems that deliver key production data...highly sensitive, highly accurate metering systems for measurement, blending and transfer...the industry standard for flowline products and manifold systems...as well as next-generation marine loading and transfer systems.

Today, Energy Systems can point to a demonstrated record of growth, leading positions in key markets and advanced technologies--attributes that position us solidly for the future.

Energy Systems' annual sales continue to top $1 billion. Throughout much of the 1990s, our revenue was growing at an annual rate of 15 percent. Our customers' delay in awarding subsea contracts over the last two years has curbed our sales momentum for the short term. But forecasts indicate that sales of subsea equipment could increase more than 10 percent per year through 2004. Clearly, the demand for energy in our global economy is great, and the energy sector will benefit in the coming years.

In this global arena, we're recognized as a leader. Energy Systems holds number-one or number-two positions in each of our market segments. We're the leader in subsea systems, loading systems, flowline products and production manifold systems.

We continue as a technological innovator. Our R&D expenditures for 2000 were almost double our spending level for 1996. Central to this work is the heightening interest in deepwater energy fields, and we're building on our expertise in this complex arena. Since 1987, when the Energy Systems and customer team set the world record for the deepest well at that time--at 1,350

[PICTURE APPEARS HERE]

Top "Reliability and on-time delivery are our top priorities," says Dennis Schneider, project manager for Shell, here with one of FMC's standard subsea trees destined for Shell's Crosby project. In 2000, FMC Energy Systems renewed its working relationship with Shell to provide subsea systems for the customer's Gulf of Mexico exploration and production activities.

Inset FMC Energy Systems has engineered a unique flow loop to test pump, valve and fitting characteristics for all of its major oil field service companies. The system provides added reliability for key customers such as John Sudderth, global operations manager for Schlumberger.


feet below sea level-we have proven our subsea know-how. Together with our customers, we have continued to set new depth records over the years. Today, we're often operating at depths 6,000 feet below sea level.

Because all our products and services are so complex and customized, we work hand-in-hand with our customers to meet their requirements. As a result, we've forged a number of strategic alliances with key customers in recent years. We have become the supplier of choice and have won multi-year contracts; we in turn deliver advanced technology, dependability and cost savings to our customers. Most recently, we've entered into multi-year agreements with Italy-based Agip, Britain-based BP and Norway-based Norsk Hydro for subsea work. Our alliance partnerships are steady relationships that are guiding us into the future.

Food and Transportation Systems

Applying superior technology to specialized handling and processing systems

The company that became FMC started with the sale of simple agricultural and food machinery lines. Today, with an expansive portfolio of products and services resulting from ongoing R&D efforts and targeted acquisitions, FMC FoodTech has transformed itself into a global supplier to the food industry and a leader in advanced technologies. Concentrating on the convenience food, fruit, vegetable and protein segments, we can provide the equipment and application expertise wherever food is processed, portioned, squeezed, cooked, sterilized, fried, frozen and packaged.


Our strength lies in the powerhouse businesses we have assembled-all with premium products differentiated by technology and service, all with number-one or number-two positions in our niche markets. Citrus Systems, one of our long-time leaders, provides the equipment and service that squeeze more than 75 percent of the world's citrus juice. Our Swedish-based Frigoscandia Equipment operation is the world leader in freezing and chilling equipment, handling one-half of the world's frozen food production. We bolstered that business with our year 2000 acquisition of Northfield Freezing Systems-the number-two company in freezing-to increase our scale and level of service to customers. Another of our long-time businesses, Food Processing Systems, the maker of advanced sterilization systems, claims the top position in its segment and registered a record sales performance in 2000.

FMC FoodTech has become the partner of choice for large food processing customers-a key factor as food makers scale up in a consolidating industry. As we work with these food giants, we're focusing on the industry's critical concern-food safety-and our solutions range from process control technology to cooking and freezing technologies. Across the board, we're offering customers a range of options and fully integrated systems with our broad technology platform, and we're supporting our large base of installed equipment with full aftermarket sales and service.

[PICTURE APPEARS HERE]

Our Airport Systems business also has built itself into an operation of high-performing products with strong market positions. FMC is the world's leading supplier of air cargo loaders and passenger boarding bridges-products we build to our customers' requirements and that continue to improve with advances in new technology.

This business, too, serves an industry that is rapidly consolidating through acquisitions and alliances. As airlines and air freight companies combine, they look to outsource any non-core activities-presenting opportunities for us to provide additional aftermarket service.

[PICTURE APPEARS HERE]

Airport Systems' largest growth opportunity for the coming years is the multi-year U.S. Air Force contract we won in 2000 to produce the Next Generation Small Loader. Now we'll put our decades of expertise in cargo loading technology to work for the military, which needs small, flexible loaders for unloading supplies and provisions at remote bases. This program has expansion potential and may open the door to other military contracts for our airport equipment.

[PICTURE APPEARS HERE]

Top Ephraim Belcher, chairman of Scotland-based Belcher Food Products, Ltd., relies on FMC freezing and cooking equipment to process meat products. "As I grow my business, I buy only the best, working with suppliers who are focused on providing solutions and service."

Inset Airlines, airports and air freight companies depend on FMC Airport Systems to design, manufacture and service technologically advanced ground support equipment and systems, including passenger boarding bridges, cargo loaders, push-back tractors and deicers.

Chemicals                               /2/
                                     FMC
a powerful component

Our capabilities in advanced technologies, customized product development and effective cost control have positioned us as global leaders in Agricultural Products, Specialty Chemicals and Industrial Chemicals. We are focusing on next-generation opportunities.

Agricultural Products

Offering innovative products for a growing world


FMC Agricultural Products has built a solid business base--and we're in a position to grow from there. A strong, diverse portfolio of insecticides accounts for 75 percent of our Agricultural Products sales, and in recent years, we added high-performance herbicides to our product mix. We're strong in the corn, cotton and rice markets, and we have a growing presence in the fruit and vegetable sectors. We're also a leader in termite control.


We're operating at higher capacity, we've driven costs down, and we expect improved earnings. We've announced a new, multi-year agreement to supply bifenthrin to The Scotts Company for use in consumer home and garden pesticides. And we have begun development of another new herbicide to combat broadleaf weeds. Our initial target market will be U.S. corn and wheat fields, and other global applications are likely.

While we've been experiencing tight agricultural markets--with depressed prices for major farm commodities and continuing consolidation in the industry--we're optimistic about the long-term outlook. Around the world, populations are increasing, the standard of living is improving, people want greater choices in food.

[PICTURE]

As one of FMC's first businesses to produce and market outside the United States, Agricultural Products is a seasoned global supplier that is meeting the needs of changing markets worldwide. We're particularly strong in North America and South America, and there are tremendous opportunities for us to grow in large agricultural markets such as Brazil and elsewhere in the world.

Our new discovery efforts in insecticides are also positioning us for growth. In the early 1990s, we became one of the first producers of crop protection chemicals to adopt the "pharmaceutical model" of discovery, zeroing in on an insect's protein or enzyme target site and testing how FMC compounds respond at that site. This mode of discovery has led us to new ventures in biotechnology.

[PICTURE]

Today, we are collaborating with a Belgian partner, Devgen, a drug and drug target discovery company, to identify optimal targets and screen our existing compounds. Ultimately, this new, high-tech discovery approach will yield many more promising compounds in a much faster time frame.

We're bringing the first new target site into high-scale screening this year, and we hope to realize new chemistry within the next two years. We'll focus on those features our customers are asking for: lower dose chemistries, compounds that show less resistance by insects, and products that are effective in protecting crops and are safe for humans and the environment.

[PICTURE]

Top "Bifenthrin is a breakthrough new active ingredient for The Scotts Company, allowing us to develop new products that best meet important consumer needs," says Dr. Mike Kelty, group executive vice president, technology & operations. "For example, new Scotts MaxGuard utilizes bifenthrin to deliver superior, broad-scale insect control to our Southern consumers."

Inset As a producer of irrigated corn in the western High Plains, Roy Graham works to maximize yields using FMC's crop protection products. FMC insecticides-Capture, Pounce, Furadan-as well as newly introduced Aim herbicide, play a critical role in the success of his farming operation.

Specialty Chemicals

Building high-performance products and partnerships

Following a restructuring of operations in 1999--including divestitures of businesses that offered limited potential--FMC Specialty Chemicals is concentrating on our high--performance food ingredients, pharmaceutical products and lithium specialties--product lines that set the stage for future growth.

These businesses are global leaders. FMC BioPolymer is a supplier of carrageenan, alginates and microcrystalline cellulose--ingredients that have high value-added applications in the production of food, pharmaceuticals and other specialty consumer and industrial products. Our food ingredients add stability and enhance texture, and we've developed a special niche market in fat-replacement applications. In pharmaceuticals, our products bind active ingredients together and control the disintegration of those ingredients. Our alginates business, acquired from Pronova in 1999, focuses on heat-stable gels and rounds out our product portfolio. These businesses share important synergies in technology, production and marketing.

[PICTURE]

[PICTURE]

Top In his role as a product developer for Kraft Foods, Dave Kluz focuses on creating innovative food products for people around the world. "I expect suppliers like FMC to provide quality ingredients and in-depth knowledge of applications, process development and food formulations."

Inset Our lithium operation's new, leading-edge kilo lab expands our development and manufacturing capabilities to meet the growing needs of our pharmaceutical and agricultural customers. This facility can manufacture up to 10,000 grams of custom organic and organometallic compounds critical to successful development of novel synthetic chemistry.

[PICTURE]

FMC BioPolymer's top customers are the high-growth leaders in their markets. In turn, we expect strong growth for our products. Our alginates are important components of acid reflux drugs and are finding a new application as fast-acting, wound-healing agents. Our carrageenan and Avicel microcrystalline cellulose food ingredients are strong in the dairy and convenience food segments, and we're pursuing growth opportunities in yogurt lines as well as diet and nutritional foods and beverages. In our pharmaceutical business, we're expanding product uses within our established markets. We're developing proprietary technologies, our EnTec solutions, to expand into drug delivery systems to enhance pharmaceutical features such as solubility, controlled release and taste.

In the Lithium business, we're focusing on the high-tech--and higher-margin-- products, such as lithium cobaltate for lithium ion batteries and organolithium for polymer and synthesis applications. Lithium products for pharmaceuticals, energy and chemical polymers now account for more than 75 percent of this operation's sales and a greater percentage of earnings--and growth rates for these market segments are attractive. There is solid potential for our product to be used in the emerging electric and hybrid electric vehicles. If lithium ion batteries prove to be a technology of choice for these vehicles, demand for specialty lithium could reach dramatic levels in the coming years.

For the future, Specialty Chemicals is focused on high-value markets, aligned with a growing customer base and armed with superb technologies--and well positioned to achieve continued growth.

Industrial Chemicals

Enhancing chemistries for everyday products

FMC's Industrial Chemicals business--made up of our soda ash, phosphate, hydrogen peroxide and active oxidant operations--is dominated by strong, cost-driven positions in these high-volume lines. We serve the leading customers in each of our market segments, including chemical processing, detergents, glass, pulp and paper, and food processing.

[PICTURE]

In April 2000, FMC's phosphorus chemicals business was joined with our partner Solutia Inc. to create the 50-50 phosphorus-producing joint venture, Astaris LLC. This new company, with a 46 percent market share, boasts the leading position in the North American specialty phosphate market. The joint venture is increasingly realizing more operational synergies. When our new purified phosphoric acid plant starts up in late second quarter 2001, we'll reduce feedstock costs substantially.

FMC Foret, our European-based industrial chemicals operation, produces a broad array of products and holds cost-leader positions in phosphates and zeolites for detergent and other applications.

We further strengthened our position as the world's leading producer of natural soda ash with our 1999 acquisition of Tg Soda Ash. Our businesses' adjacent mines and similar processes produced immediate synergies, we've been able to improve operational flexibility, and we've driven costs down. With the acquisition, our scale has increased, and we now have a domestic market share of more than 33 percent. We continue to be the industry leader with advanced technologies, such as our solution mining techniques. Overall, we expect global demand for soda ash to increase 5 percent in 2001 and 2002, with improved pricing domestically and internationally.

We have a strong position in hydrogen peroxide in North America and Europe. Our production facilities on both continents feature state-of-the-art process technology. Demand for hydrogen peroxide grew over the prior year, resulting in an increase in capacity utilization. Pricing continues to improve; however, peroxide remains undervalued.

We also enjoy leading positions in attractive niche markets that contribute significantly to profits. We are the world's dominant producer of persulfates, which are used primarily as polymer initiators. We produce specialty peroxide grades for high-purity electronics applications. And we are strong in sulfur derivatives in Europe, as well as silicates and zeolites for detergents in Spain.

Even with the recent high energy costs and a slowing economy, we expect stronger financial results for our Industrial Chemicals business going forward because of the higher prices we're posting in some chemical lines, as well as the significant synergies and cost controls in place at Astaris.

[PICTURE]

[PICTURE]

Top "High purity soda ash [sodium carbonate] is essential for PQ Corporation's manufacture of sodium silicate glass," says Rob Pickens, plant manager for PQ's production facility at Gurnee, Illinois. "We absolutely rely on FMC to deliver exactly the product we need, when we need it. Our working relationship can only get better as we further automate our ordering and fulfillment procedures."

Inset In Portugal, Reckitt Benckiser manufactures liquid in-wash stain removers for export markets, using special quality hydrogen peroxide produced by FMC Foret in Spain.

Products and Markets


[PICTURE]
---------------------------------------------------------------------------------------
ENERGY SYSTEMS                              Markets Served
---------------------------------------------------------------------------------------
FMC Energy Systems supplies oil             Oil and gas exploration, production,
and gas exploration and production          refining and transportation. Power
equipment for land and and offshore         generation and mining.
applications; engineering, procure-
ment and construction for subsea
oil fields; fluid control and metering
products and systems; loading systems;
marine terminals and floating production
systems; conveying and processing systems.

[PICTURE]
---------------------------------------------------------------------------------------
FOOD & TRANSPORTATION SYSTEMS               Markets Served
---------------------------------------------------------------------------------------
FMC FoodTech is a global provider           Meat, seafood and poultry
of integrated systems and equip-            processors. Fruit and vegetable
ment for every phase of food                processors. Convenience food
harvesting, preparation, processing         processors, including potato and
and preservation. Leader in citrus,         snack food, soups, sauces and
poultry, tomato and vegetable               ready meals.
processing systems.

Airport Systems is a global supplier        Global airlines, airports and material
of Jetway passenger boarding                handling and services companies within
bridges, aircraft loaders, deicers,         the aviation industry. Industrial
push-back tractors, 400 hz inverters,       manufacturing, mining, warehouses,
pre-conditioned air and automated           newsprint, publishing, chemicals
material handling systems.                  and utilities.

[PICTURE]
---------------------------------------------------------------------------------------
AGRICULTURAL PRODUCTS                       Markets Served
---------------------------------------------------------------------------------------
Agricultural Products provides              Food and fiber growers, pest
crop protection and pest control            control markets, and home and
products for worldwide markets.             garden markets. More than 50 per-
                                            cent of sales derived outside the
                                            United States.
---------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
Competitive Advantage                        Market Opportunities                      Outlook
----------------------------------------------------------------------------------------------------------------------------
FMC Energy Systems combines the              Continuing opportunities to build         Continued high oil and gas prices
industry's broadest range of                 market position and long-term             will lead to significant growth in
products, services and engineering           customer alliances by leveraging          subsea programs. FMC Energy
expertise to deliver integrated              subsea technologies and systems.          Systems' strong subsea and deep-
systems for subsea/floating                  New capabilities in light well            water positions and cost reduction
production, measurement and deep-            intervention, smart well technology       initiatives should help generate
water applications. The business is          and offshore liquefied natural gas        solid performance.
well positioned in the four major            loading offer growing
regions of offshore exploration.             opportunities.

----------------------------------------------------------------------------------------------------------------------------
Competitive Advantage                        Market Opportunities                      Outlook
----------------------------------------------------------------------------------------------------------------------------
One of the top 10 suppliers of food          Consumer demand for convenience--         Continued profitable growth.
processing systems in the world,             such as package-ready meals--and          Acquisitions of complementary
with strong technology and global            industry supply chain consolidation       technologies are strengthening
support capability. Market-leading           drive higher-value opportunities          overall market position and
positions in citrus processing,              for FMC FoodTech. Increased               improving competitive advantage.
thermal processing, sterilizing,             involvement with global customers
cooking, frying and freezing                 interested in food safety and
systems. Partnerships with major             service. Large installed equipment
food processors.                             base offers opportunities for after-
                                             market sales and service.

Airport Systems provides a broad             Largest growth opportunity is multi-      The Commander Loader, the world's
range of aviation products with              year, U.S. Air Force contract for         top-selling family of aircraft
worldwide brand recognition and              Next Generation Small Loader.             cargo loaders, and Jetway, the
market leadership positions. Strong          Strong growth in towbarless               global market leader of aviation
and active product development               tractors and pre-conditioned air          passenger bridges, will continue to
approach. Global marketing,                  units for the aviation industry.          strengthen leading positions.
management and services network.             Positioned for future growth in the       Military markets will grow.
                                             military market, aviation services        Continued focus on cost
                                             and automated laser-guided vehicle        improvement.
                                             systems.

----------------------------------------------------------------------------------------------------------------------------
Competitive Advantage                        Market Opportunities                      Outlook
----------------------------------------------------------------------------------------------------------------------------
Solid business presence around the           New, long-term agreement with The         Herbicide sales and continuing cost
world. Direct distribution in key            Scotts Company to supply bifenthrin       improvements are key to strong
markets. Leading global position in          for consumer home and garden              performance. New herbicide product
pyrethroid chemistry. Attractive             markets. Growing termiticide, turf        in development for
portfolio of chemistries that                and horticultural market segments         commercialization within seven
complements other products and               worldwide. Success of new herbicide       years, pending regulatory approval.
provides new and established                 carfentrazone-ethyl, registered for       R&D collaboration with Devgen to
formulation label expansion and              use in major European cereal              expand discovery opportunities in
volume growth. Strong insecticide            markets and other countries               insecticides. Continued label
and growing herbicide product                worldwide, as well as in U.S. corn        expansions.
portfolio. Productive R&D effort             markets.
generating high profitability.
Solid product stewardship programs.
----------------------------------------------------------------------------------------------------------------------------

Products and Markets

[PICTURE]
-----------------------------------------------------------------------------------------------------------
SPECIALTY CHEMICALS                                    Markets Served
-----------------------------------------------------------------------------------------------------------
FMC BioPolymer is the world's leading producer of      Global food, pharmaceutical and specialty
alginates, carrageenan and microcrystalline            industries.
cellulose.

Lithium is one of the world's leading producers        Pharmaceutical, agricultural chemical synthesis,
of lithium-based products. Recognized as the           synthetic rubber and plastics, batteries, air
technology leader in specialty organolithium           conditioning and refrigeration, construction,
chemicals and related technologies.                    pool and spa, lubricating greases, and ceramics
                                                       and glass.

[PICTURE]
-----------------------------------------------------------------------------------------------------------
INDUSTRIAL CHEMICALS                                   Markets Served
-----------------------------------------------------------------------------------------------------------
Alkali Chemicals is the world's largest producer       Glass-making, chemicals, detergents, food
of natural soda ash and the market leader in           products, animal feed additives, mining,
North America. Downstream products include sodium      air/water treatment, and pulp and paper.
bicarbonate, sodium cyanide, sodium
sesquicarbonate, caustic soda.

Hydrogen Peroxide is a worldwide producer, with        Electronics, propulsion, cosmetics, food,
manufacturing sites in the United States, Canada,      chemical treatment, water treatment, textiles,
Mexico, Spain, the Netherlands and Thailand.           environmental, pulp and paper.
Regional leader in North America.

Active Oxidants is the world's leading supplier        Polymers, electronics, pool and spa, hair care,
of persulfate products and a major producer of         industrial water treatment, environmental, paper,
peracetic acid and other specialty oxidants.           pharmaceuticals, and industrial and institutional
                                                       sanitizers.

Astaris LLC, 50 percent owned by FMC, is a major       Detergents, cleaning compounds, water treatment,
worldwide supplier and the leading producer of         food, beverage, nutritional products and other
phosphorus and its derivatives, phosphates and         industrial applications.
phosphoric acid, in the Western Hemisphere.

FMC Foret is a major European chemical producer.       Detergents, pulp and paper, textiles, chemicals,
Products include hydrogen peroxide, perborates,        tanning, pharmaceuticals, ceramics, food and
phosphates, silicates, zeolites, and sulfur            agriculture.
derivatives.
-----------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------
Competitive Advantage                        Market Opportunities                         Outlook
---------------------------------------------------------------------------------------------------------------------------------
Worldwide brand recognition and strong       New opportunities for alginate               In food sector, core growth in dairy,
market positions. Superior product           technology in food, pharmaceutical and       convenience food, meat, poultry and
quality, research, applications              specialty applications. Commercializing      confectionery. Positioned for
technology, formulation support,             new food ingredient products for dairy,      opportunities in growing market focus on
global customer service and                  convenience foods and meat applications.     combining taste, nutrition and
manufacturing capabilities.                  Continued expansion of advanced drug         convenience. In pharmaceutical lines,
                                             delivery systems.                            core growth in coatings, anti-reflux and
                                                                                          nutritional supplements.

Leading market position in diverse           Growing demand for advanced                  Improved cost position in upstream
specialty products. Global manufacturing     organolithium reagents in pharmaceutical     products. Attractive growth in key
and distribution capabilities. Strong        and agricultural chemical synthesis.         downstream specialty markets. Great
R&D and manufacturing organizations.         Commercializing proprietary polymer          potential for lithium ion batteries to
                                             initiators for synthetic rubber,             be used in emerging electric and hybrid
                                             plastics and coatings markets. Growing       electric vehicles.
                                             demand for lithium cobaltate for lithium
                                             ion batteries used in laptop computers,
                                             personal digital assistants, cell phones
                                             and handheld devices. Introducing new
                                             product line for the construction
                                             industry.

---------------------------------------------------------------------------------------------------------------------------------
Competitive Advantage                        Market Opportunities                        Outlook
---------------------------------------------------------------------------------------------------------------------------------

Mining and production technology leader,     Sales growth tied to improvement in         Continuing focus on improving production
including proprietary, low-cost solution     overseas GDP per capita. New products in    efficiencies, leveraging FMC's
mining and longwall mining technology.       cleaning compounds, feed additives, and     leadership position and controlling
Multiple production facilities result in     acid waste neutralization. Strengthened     costs. Growth in overseas markets and in
increased flexibility and reliability.       caustic market offers direct opportunity    targeted domestic opportunities.
                                             for caustic and indirect soda ash growth
                                             for conversion.

Process technology and plant locations       Broad-based demand growth.                  Strengthened pricing and growing
key to low-cost supply network.                                                          markets. Commitment to continued capital
Defendable specialty market positions.                                                   efficiency and cost improvement.
Sole producer in Mexico. Maintains
lowest-cost/capital expansion options as
market demand warrants.

Capacity share leader, cost competitive      Sales volume tied to market growth and      Continued focus on growth via new
plant locations and process technology.      new applications.                           products and applications and cost
                                                                                         improvements.

Largest U.S. producer of sodium              Growing diversity of product uses.          Focus on production efficiencies and
tripolyphosphate, used in automatic          Improved food phosphates for the            controlling energy costs. New plant will
dishwasher detergents. Innovative new        beverage, bakery and meat segments.         produce purified phosphoric acid, a more
detergent builders for industrial and        Wildland fire retardant chemicals.          cost-effective phosphorus source. Strong
institutional applications.                                                              global markets.

Growing diversity of product uses.           Continuing focus on current market          Continued good performance based on
Strong market positions. Excellent cost      positions. Export growth.                   costs and competitive advantages of the
positions. Strong manufacturing and                                                      product portfolio. Production of a new
distribution capabilities. Growing                                                       bleach--per-carbonate--to broaden our
export business.                                                                         range of products for detergent markets.
---------------------------------------------------------------------------------------------------------------------------------

Management's Discussion and Analysis

FORWARD-LOOKING INFORMATION

Statement under the Safe Harbor Provisions of the Private Securities
Litigation Reform Act of 1995: FMC Corporation ("FMC" or the "company") and its representatives may from time to time make written or oral statements that are "forward-looking" and provide other than historical information, including statements contained in the Annual Report, in the company's other filings with the Securities and Exchange Commission or in reports to its stockholders. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any results, levels of activity, performance or achievements expressed or implied by any forward-looking statement. These factors include, among other things, the risk factors listed below.

     In some cases, FMC has identified forward-looking statements by such words or phrases as "will likely result," "is confident that," "expects," "should," "could," "may," "will continue to," "believes," "anticipates," "predicts," "forecasts," "estimates," "projects," "potential," "intends" or similar expressions identifying "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, including the negative of those words and phrases. Such forward-looking statements are based on management's current views and assumptions regarding future events, future business conditions and the outlook for the company based on currently available information. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, these statements. The company wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made.

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

     Among the factors that could have an impact on the company's ability to achieve operating results and growth plan goals are:
 . Significant price competition;
 . The impact of unforeseen economic and political changes in the international markets where the company competes, including currency exchange rates, war, civil unrest, inflation rates, recessions, trade restrictions, foreign ownership restrictions and economic embargoes imposed by the United States or any of the foreign countries in which FMC does business; changes in governmental laws and regulations and the level of enforcement of these laws and regulations; other governmental actions; and other external factors over which the company has no control;
 . The impact of significant changes in interest rates or taxation rates;
 . Increases in ingredient or raw material prices compared with historical levels, or shortages of ingredients or raw materials;
 . Inherent risks in the marketplace  associated with new product  introductions and technologies, particularly in agricultural and specialty chemicals;
 . Changes in capital spending by customers in the petroleum exploration, commercial food processing and airline industries;
 . Risks associated with developing new manufacturing processes;
 . The ability of the company to integrate possible future acquisitions or joint ventures into existing operations;
 . Risks associated with increases in the cost of energy, particularly increases in electric power costs;
 . The impact of freight transportation delays beyond the control of FMC;
 . Risks associated with joint venture, partnership or limited endeavors in which FMC may be responsible at least in part for the acts or omissions of its partners;
 . Conditions affecting domestic and international capital markets;
 . Risks derived from unforeseen developments in industries served by FMC, such as extreme weather patterns or low insect infestations in the agricultural sector, political or economic changes in the energy industries, and other external factors over which FMC has no control;
 . Risks associated with litigation, including the possibility that current reserves relating to FMC's ongoing litigation may prove inadequate;
 . Environmental liabilities that may arise in the future that exceed the company's current reserves; and
 . Increased competition in the hiring and retention of employees.

     The company wishes to caution that the foregoing list of important factors may not be all-inclusive and specifically declines to undertake any obligation to publicly revise any forward-looking statements that have been made to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

     With respect to forward-looking statements set forth in the notes to consolidated financial statements, including those relating to environmental obligations, contingent liabilities and legal proceedings, as well as FMC's 2000 Annual Report on Form 10-K, some of the factors that could affect the ultimate disposition of those contingencies are changes in applicable laws, the development of facts in individual cases, settlement opportunities and the actions of plaintiffs, judges and juries.

22

Management's Discussion and Analysis

CONSOLIDATED RESULTS OF OPERATIONS

2000 COMPARED WITH 1999
In 2000, revenue was $3.9 billion, down from $4.3 billion in 1999. Revenue in the United States decreased 9.6 percent compared with 1999, while revenue outside the United States, including exports, decreased 7.0 percent from 1999. Sales in the United States represented 43 percent of the company's 2000 revenue, slightly less than in 1999.

     Revenue and cost of sales or services for the three-year period ended December 31, 2000 have been adjusted to apply the accounting guidance released in 2000 by the Emerging Issues Task Force ("EITF") related to shipping and handling costs. The EITF's consensus on Issue No. 00-10 ("EITF 00-10") requires the company to report costs associated with shipping and handling, including those costs passed on to customers, as cost of sales or services in the company's consolidated income statements. In conjunction with the adoption, the company reclassified as cost of sales or services certain amounts that had previously been recorded as offsets (reductions) of revenue. The reclassifications, which were limited to the Industrial Chemicals segment, resulted in increases in revenue and cost of sales or services of $169.0 million, $163.0 million and $164.0 million for 2000, 1999 and 1998, respectively. The reclassifications had no effect on previously reported income or earnings per share.

     Lower revenue in 2000 when compared with 1999 was principally attributable to the contribution of FMC's phosphorus operations to a joint venture and to divestitures of other businesses, and was offset in part by revenue from a Specialty Chemicals business acquired in 1999. Beginning April 1, 2000, sales of phosphorus chemicals were recorded by Astaris LLC ("Astaris"), a joint venture owned by FMC and Solutia Inc. ("Solutia"), and are not reflected as revenue in FMC's consolidated financial statements. FMC's interest in Astaris is accounted for under the equity method and its share of Astaris' operating earnings is included in operating profit for the Industrial Chemicals segment. (See Note 3 to the company's consolidated financial statements.)

     After-tax income from continuing operations before asset impairments and restructuring and other charges (in 2000 and 1999) and gains on divestitures of businesses (in 1999) was $212.2 million or $6.72 per share on a diluted basis in 2000 compared with $195.1 million ($6.03 per share on a diluted basis) in 1999.

      Asset impairments and restructuring and other charges recorded by the company amounted to $56.6 million and $43.8 million on a pre-tax basis for the years ended December 31, 2000 and 1999, respectively. (See section entitled "Asset Impairments, and Restructuring and Other Charges," and Note 6 to the company's consolidated financial statements.) During 1999, the company completed the sale of its bioproducts and process additives businesses, resulting in pre-tax gains totaling $55.5 million. (See Note 4 to the company's consolidated financial statements.)

     Average shares outstanding used in the diluted earnings per share calculations were 31.6 million and 32.4 million for 2000 and 1999, respectively.

     Income from continuing operations of $177.3 million ($5.62 per share on a diluted basis) in 2000 was lower when compared with $216.0 million ($6.67 per share on a diluted basis) in 1999, primarily resulting from gains on divestitures of businesses in 1999 and higher restructuring and other charges recorded in 2000.

     Results of discontinued operations (Note 5 to the company's consolidated financial statements) included after-tax losses of $66.7 million ($2.12 per share on a diluted basis) and $3.4 million ($0.10 per share on a diluted basis) in 2000 and 1999, respectively. During 2000, the company recorded an after-tax charge of $65.7 million resulting from settlement of litigation related to FMC's discontinued defense business. See section entitled "Discontinued Operations."

     Net income for 2000 was $110.6 million, or $3.50 per share on a diluted basis, compared with $212.6 million, or $6.57 per share on a diluted basis for 1999.

1999 COMPARED WITH 1998
Revenue of $4.3 billion for 1999 was down from $4.5 billion in 1998. Sales outside the United States, including exports, represented 56 percent of the company's total revenue, consistent with 1998. U.S. sales and non-U.S. sales decreased by 6.1 percent and 5.8 percent, respectively, from 1998.

     After-tax income from continuing operations before asset impairments, restructuring and other charges, and gains on divestitures of businesses (in
1999) and the cumulative effect of a change in accounting principle (in 1998) was $195.1 million ($6.03 per share on a diluted basis) in 1999 compared with $185.3 million ($5.30 per diluted share) in 1998.

     Average shares outstanding used in the diluted earnings per share calculations decreased to 32.4 million in 1999 from 34.9 million in 1998 due to the company's share repurchase program.

     Income from continuing operations, including special income and expense items, was $216.0 million, or $6.67 per share on a diluted basis, in 1999 compared with $185.3 million, or $5.30 per diluted share, in 1998.

     Net loss from discontinued operations (Note 5 to the consolidated financial statements) was $3.4 million in 1999 compared with $42.7 million in 1998, or $0.10 and $1.22 per share on a diluted basis in 1999 and 1998, respectively. In 1999, gains on the sale of real estate used by the company's discontinued Defense Systems operations were offset by charges recorded primarily for environmental remediation and changes in actuarial estimates of general liability and workers' compensation liabilities. In 1998, the company recorded a $70.0 million pre-tax charge to increase environmental reserves related to discontinued operations (Notes 5 and 12 to the company's consolidated financial statements).

     Net income for 1999 was $212.6 million, or $6.57 per share on a diluted basis, compared with $106.5 million, or $3.05 per share on a diluted basis for 1998. The company adopted AICPA Statement of Position No. 98-5, "Reporting on the Costs of Start-Up Activities," effective January 1, 1998. In conjunction with the adoption, the company charged $46.5 million ($36.1 million after tax, or $1.03 per share on a diluted basis) of previously capitalized start-up costs to expense. This charge was recorded in 1998 as the cumulative effect of a change in accounting principle.

OUTLOOK FOR 2001

In October 2000, management announced that it was initiating a strategic reorganization that ultimately is expected to split the company into two independent publicly traded companies-a machinery business and a chemicals business.

     The machinery company will be named FMC Technologies, Inc.
("FTI") and will include FMC's Energy Systems and Food and Transportation Systems businesses. The chemicals company will be comprised of FMC's Specialty Chemicals, Industrial Chemicals and Agricultural Products businesses and will continue to operate as FMC Corporation.

     The company plans an initial public offering of slightly less than 20 percent of the common stock of FTI during the second quarter of 2001 and filed a Form S-1 with the Securities and Exchange
Commission on February 20, 2001. Subject to market conditions, final board approval and a favorable ruling from the Internal Revenue
Service, FMC intends to make a tax-free distribution of the remaining shares of FTI by the end of 2001.

     Management expects that FMC will incur incremental pre-tax costs of $50 million to $60 million during 2001 related to this transaction and the restructuring of certain corporate and business operations, although the ultimate amount could differ significantly from this estimate.

     To meet general credit needs associated in part with the reorganization, FMC obtained an additional $200.0 million of committed credit in February 2001. (See Note 2 to the company's consolidated financial statements.)

BUSINESS SEGMENTS

Results on a segment basis for the five years ended December 31, 2000 are presented in Note 18 to the company's consolidated financial statements.

     Segment operating profits exclude certain income and expense items as described in Note 1 to the consolidated financial statements. Segment operating profits are presented before asset impairments, restructuring and other charges attributable to the company's operations and gains on the divestitures of the process additives and bio-products businesses. Information about how each of these items relates to FMC's businesses at the segment level is disclosed in
Note 18 to the company's consolidated financial statements.

Energy Systems

2000 COMPARED WITH 1999

Energy Systems revenue of $1,037.3 million in 2000 decreased from revenue of $1,129.4 million in 1999, and operating profits of $72.4 million in 2000 decreased from $97.1 million in the prior year. Energy Systems had $425.1 million and $593.4 million of backlog at December 31, 2000 and 1999, respectively.

     Decreased sales and backlog in 2000 reflected continued delays by oil companies in awarding contracts for major subsea projects, partly attributable to the effect of restructuring and merger activity in the industry. An additional factor affecting timing of orders has been a longer than expected wait for oil companies to obtain the required foreign government approvals of certain subsea projects. While revenue from large exploration and production contracts has been slower to materialize following the recent recovery of crude oil and natural gas prices than previously expected, increased sales of fluid control and surface wellhead equipment partially offset this reduction in subsea systems revenue in 2000 when compared with 1999.

     The decline in operating profit in 2000 when compared with 1999 was primarily the result of lower volumes in the subsea and floating production markets and in measurement products and systems. Also affecting profitability was increased spending in 2000 for research and development for enhancing systems for the recovery of subsea crude oil and natural gas and improving financial returns associated with subsea developments. Increased earnings from the fluid control business partially offset this decrease in profitability.

1999 COMPARED WITH 1998

Energy Systems 1999 revenue of $1,129.4 million decreased from 1998 revenue of $1,320.9 million, while operating profits increased to $97.1 million from $95.2 million in 1998. Backlog at December 31, 1999 and 1998 was $593.4 million and $877.9 million, respectively.

     Lower sales reflected reduced customer exploration and production spending for 1999 due to price and market uncertainty. Uncertainty surrounding both oil prices and oil company mergers resulted in delays in subsea projects, reflected in reduced backlog in 1999 compared with 1998, and a depressed market for land-based wellheads. Partly offsetting these declines were increased deliveries arising from the Elf Girassol Angola and Terra Nova Canada projects, and higher sales to several of the company's Energy Systems alliance partners, such as Shell and Statoil.

     Operating profits increased due to improved margins, standardization and cost reductions when compared with 1998.

OUTLOOK FOR 2001

Recent industry surveys indicate that the major oil companies and several large independents are planning substantial increases in their exploration and production budgets in 2001. When compared with 2000, this expansion is expected to be more balanced globally, and this planned increase in exploration and production spending is

24

Management's Discussion and Analysis

expected to provide increased opportunities for FMC. At December 31, 2000, the company had submitted a significant number of bids for deepwater subsea developments. Late in 2000, the company was awarded an order for $13 million in deepwater subsea systems for two offshore Brazil developments. In February 2001, FMC won a contract with BP for the supply of subsea systems and related services in the Gulf of Mexico. The agreement has an estimated initial value of $250 million over a five-year period. Management expects this contract to begin to impact results in late 2001.

     Management regards recent developments, including the increased demand for fluid control equipment, and specifically flow line equipment, as indications of an upturn in exploration and production activity by the oil and gas industry. Pricing, however, is expected to remain competitive. In 2001, management expects continued growth in the fluid control business; however, the measurement products and systems business is not expected to see a similar expansion.

Food and Transportation Systems

2000 COMPARED WITH 1999

Food and Transportation Systems revenue increased in 2000 to $839.5 million from $826.3 million in 1999, while operating profits were $69.0 million in 2000, up from $64.2 million in 1999. Higher revenue from the sale of food processing equipment, combined with the acquisition of Northfield Freezing Systems ("Northfield") early in 2000, were partially offset by lower sales of airline ground support equipment compared to 1999. Operating profit increased for airport systems, although FMC FoodTech's profitability was flat when compared with the prior year.

     When compared with 1999, FMC FoodTech had higher revenue due to the acquisition of Northfield in 2000 and higher sales of food processing equipment. Higher sales volumes of tomato processing equipment to China and increased sales of fruit processing and canning equipment were partially offset by lower sales of agricultural machinery in Europe and the United States. Frigoscandia's revenue was negatively affected by the strength of the U.S. dollar against the euro and lower sales in North America because of industry consolidation in the freezer market. FMC FoodTech's operating profits were flat when compared with the prior year. Lower sales of poultry processing equipment essentially offset increased profitability arising from higher sales of food processing equipment.

     The decline in revenue for airport systems in 2000 was the result of lower volumes for ground support equipment, primarily domestic sales of deicers and loaders and lower volumes for loaders in Europe and the Middle East, partly offset by increased sales of Jetway systems and revenue associated with providing Next Generation Small Loaders ("NGSLs") to the U.S. Air Force under a long-term contract initiated in 2000. Jetway's strong performance, along with cost reductions in 2000 and the additional NGSL business, led to increased operating profitability that was partially offset by the effect of lower volumes and margins on sales of airline ground support equipment, as airlines responded to higher operational costs by restricting capital purchases.

     Backlog for the Food and Transportation Systems segment of $219.2 million at December 31, 2000 was lower than the backlog of $247.2 million at December 31, 1999. This was primarily the result of lower orders for food processing equipment and Jetways during 2000, partially offset by increases related to NGSLs and freezers when compared to 1999.

1999 COMPARED WITH 1998

Food and Transportation Systems revenue declined to $826.3 million from $868.2 million in 1998. Operating profits were $64.2 million, down from $72.8 million in 1998. Backlog of $247.2 million at December 31, 1999 was down slightly compared with $256.0 million at December 31, 1998. Lower revenue and operating profits for the segment primarily reflected a decrease in airport systems, down from record levels in 1998.

     The decline in airport systems revenue from 1998 was a result of lower domestic sales of loaders purchased for equipment replacement programs by airlines and reduced purchases of ground support equipment by cargo companies. These reductions were partially offset by increased demand from European airports and airlines. Reduced profitability in 1999 was the result of lower sales volumes, particularly for loaders, and lower margins for Jetway projects.

     FMC FoodTech's revenue was slightly lower as a result of reduced freezer sales and the 1998 divestiture of a minor product line. Higher margins arising from improved after-market sales, lower costs and a more favorable product mix for FMC FoodTech in 1999 contributed to its increased profitability.

OUTLOOK FOR 2001

The company has begun work on its previously announced, five-year, $135 million contract to provide the U.S. Air Force with NGSLs. This area of business has the potential to generate revenue of $458 million over the next 15 years.

     Although market conditions in the airline industry are not expected to change significantly in 2001, increased operating costs for airlines may negatively impact airlines' purchases of capital assets while more favorable fuel prices could generate opportunities for ground support equipment sales.

     The company expects to maintain or grow its market share and improve after-market services to the food handling and processing equipment industry.

     Florida's citrus crops were subjected to freezing temperatures early in 2001. The projected reduction in citrus yields may negatively impact citrus equipment revenue and profitability.

Agricultural Products

2000 COMPARED WITH 1999

Agricultural Products revenue of $664.7 million for 2000 was up from $632.4 million in 1999 as a result of stronger sales in Latin America and North America, which more than offset lower sales in Asia. North American revenue improved after a return to more normal pest pressures following 1999's unusually low levels. Latin American sales improved due to a rapid recovery from the devaluation of the Brazilian real in 1999, a new distribution agreement for third-party products in Brazil and a stronger Mexican market. Increased revenue in 2000 also reflected higher volumes for herbicides and pyrethroids, partially offset by lower sales of carbamates. Operating profits increased to $87.8 million in 2000 from $64.3 million in 1999 on these increased volumes and lower costs, partially offset by higher research and development spending to develop a new herbicide and to fund FMC's strategic alliance with Devgen, a Belgian biotechnology company, to support the company's insecticide discovery program.

1999 COMPARED WITH 1998

Revenue from Agricultural Products was $632.4 million, down from $647.8 million in 1998. Operating profits were $64.3 million compared with $76.3 million in 1998. Lower revenue and earnings in 1999 resulted from unusually low pest infestation levels in U.S. cotton and corn markets and from difficult economic conditions in Latin America. Partially offsetting these factors were the continued benefits of cost-reduction initiatives and increased profitability from sulfentrazone.

OUTLOOK FOR 2001

Results in 2001 should be approximately the same as in 2000. The burden of developing markets for FMC's new sulfentrazone herbicide in 2001 will shift to FMC as DuPont will not purchase sulfentrazone during the year. Other market opportunities for sulfentrazone plus contractual obligations from DuPont will minimize the year over year impact on sulfentrazone profitability.

Specialty Chemicals

2000 COMPARED WITH 1999

Specialty Chemicals revenue was $488.8 million, down from $564.5 million in 1999, while operating earnings of $92.4 million in 2000 increased from $73.5 million in 1999.

     Lower revenue in 2000 reflected FMC's divestitures of the process additives and bioproducts businesses, both of which occurred in the third quarter of 1999, and the effect of unfavorable foreign currency exchange rates. Partially offsetting this decrease in 2000 was revenue from Pronova Biopolymer AS, an alginate business acquired by FMC in mid-1999. The Pronova Biopolymer operation was combined with certain FMC carrageenan and microcrystaline cellulose businesses and renamed FMC BioPolymer AS ("BioPolymer"). BioPolymer's revenue reflected a strong market for pharmaceutical and food-grade microcrystalline cellulose along with growth in sales to Latin America and Asia, but was partially offset by the impact of foreign currency translation of the euro to the U.S. dollar. BioPolymer's increased profitability was based on lower manufacturing costs in 2000 for carrageenan and realized synergies associated with the acquisition of the alginate products line when compared with 1999. In addition, having a significant portion of costs being sourced in Europe mitigated the impact of foreign currency on the division's profitability.

     Sales of lithium products were up slightly in 2000 while operating profits increased substantially from 1999. Increased revenue reflected higher volumes of butyllithium to the polymer and pharmaceutical markets. These increased volumes were partially offset by lower pricing, primarily the result of weak European currencies. Lithium's improved operating profitability in 2000 when compared with 1999 was a result of higher sales, and the successful implementation of manufacturing cost reduction initiatives.

1999 COMPARED WITH 1998

Specialty Chemicals revenue of $564.5 million in 1999 decreased from $598.2 million in 1998, and operating profits of $73.5 million in 1999 decreased $4.4 million from $77.9 million in 1998.

     Increased revenue and operating profits of FMC BioPolymer in 1999 were more than offset by reductions caused by the divestitures of the process additives and bioproducts businesses in the third quarter of 1999.

     Higher sales of food ingredients to Asia and Europe in 1999 increased revenue and profits for FMC BioPolymer. The increase in profitability was partially offset by higher manufacturing costs in 1999 in the pharmaceutical portion of the business.

     Although lithium revenue declined slightly in 1999 when compared with 1998, the company enhanced its strategic position by executing a long-term sourcing agreement with Sociedad Quimica y Minera de Chile S.A. ("SQM"), a South American manufacturer of lithium carbonate. Costs related to idling production in FMC's lithium carbonate facility in Argentina partially offset the benefits of the SQM sourcing agreement in 1999 earnings.

OUTLOOK FOR 2001

During 2000, the company committed $30 million to upgrade and expand FMC BioPolymer's microcrystalline manufacturing facilities in the United States and Ireland over the next few years. Management expects this additional capacity to enable the company to satisfy a growing market and maintain competitive economic scale as it focuses on growth opportunities for BioPolymer in the food, pharmaceutical and specialty markets.

     For the lithium business, growth is expected to continue in the polymer, pharmaceutical and battery markets. FMC currently sources a majority of its lithium carbonate from SQM and continues to evaluate various strategies to improve results of operations, including the possibility of reducing FMC's reliance on certain components of lithium's existing asset base.

26

Management's Discussion and Analysis

Industrial Chemicals

2000 COMPARED WITH 1999

Industrial Chemicals revenue decreased to $905.6 million in 2000 from $1,141.3 million in 1999, and earnings (net of minority interests) decreased to $114.5 million in 2000 from $144.4 million in 1999.

     Revenue and cost of sales or services for the three-year period ended December 31, 2000 have been adjusted to apply the accounting guidance contained in EITF Issue No. 00-10, which requires revenue and costs related to shipping and handling to be reported on a gross basis. See section entitled "Consolidated Results of Operations" for additional information.

     Lower revenue was primarily the result of the contribution of the phosphorus business to the newly formed Astaris joint venture effective April 1, 2000. After that date, phosphorus revenue was no longer consolidated with FMC's revenue. Phosphorus revenue of $327.0 million through December 31, 1999 is included in 1999 segment revenue, while revenue in 2000 prior to the joint-venture formation amounted to $79.2 million. Subsequent to the first quarter of 2000, FMC's equity share of Astaris earnings was included in segment operating profit for Industrial Chemicals.

     Other factors contributing to reduced revenue were the translation impact of the weaker euro and competitive pressures both at Spain-based FMC Foret and at Astaris. Partially offsetting the decline in revenue were increased sales of hydrogen peroxide, reflecting both volume and price increases compared with 1999, and soda ash, a result of the Tg Soda Ash acquisition in mid-1999.

     Reduced profitability for Industrial Chemicals in 2000 when compared with 1999 was primarily the result of increased energy costs for all businesses, but especially at Astaris, while foreign currency translation losses negatively affected reported operating profitability at Spain-based FMC Foret. Also, segment profits were down due to phosphorus environmental compliance costs retained by FMC for design, implementation and depreciation of capital assets in Pocatello, Idaho in connection with a Consent Decree under the Resource Conservation and Recovery Act ("RCRA").

     Partially offsetting these declines in profitability were higher earnings for soda ash and hydrogen peroxide. Soda ash profitability was up in 2000, reflecting the Tg Soda Ash acquisition and reduced costs despite significant increases in energy prices. Hydrogen peroxide's favorable operating profits were largely the result of a strong pulp and paper market. In addition, FMC's share of Astaris results reflected the cost reduction benefits of the joint venture's rationalization and restructuring programs.

1999 COMPARED WITH 1998

Industrial Chemicals revenue of $1,141.3 million in 1999 was up from $1,138.4 million in 1998. Operating profits (net of minority interests) of $144.4 million increased significantly from $117.5 million in 1998. The favorable earnings comparison was driven largely by the impact of the company's acquisition of Tg Soda Ash and continued significant cost reductions (including the favorable impact of a change in the estimated useful lives of assets), partially offset by expenses for Y2K-related compliance and higher pension costs.

     Phosphorus results in 1999 included decreases in revenue and profitability when compared with 1998, reflecting lower volumes and increased distribution costs partially offset by higher average prices.

     Higher sales volumes and profits for soda ash reflected the positive impact of the company's acquisition of Tg Soda Ash in 1999, although the improvements were partially offset by reduced domestic and export prices.

     Revenue from FMC Foret was lower in 1999 compared with 1998 as a result of competitive pressures on selling prices and the translation impact of the weakened Spanish peseta against the United States dollar. Operating profits were higher in 1999, reflecting lower raw material prices and improved efficiencies, which more than offset the unfavorable effects of currency translation.

     Hydrogen peroxide revenue and operating earnings increased on higher prices and volumes, reflecting improvements in the pulp industry. Lower costs also contributed to increased profitability.

OUTLOOK FOR 2001

Management is focused on mitigating the effect of competitive pressures and unfavorable energy costs on the Industrial Chemicals businesses, especially at Astaris and FMC Foret. At Astaris, a new purified phosphoric acid plant, coming on stream in second quarter of 2001, is expected to result in lower energy-related expenses and favorable business comparisons during the second half of the year. Excluding Astaris, substantially all energy requirements have been hedged for 2001.

     In 2000, a strong pulp and paper market had a positive impact on profitability in the U.S. and in Europe; however, this market is cyclical. While management expects growth in 2001, projections show that this growth will be at a slower rate than in 2000.

     Operating costs, including depreciation, related to FMC's phosphorus Consent Decree environmental compliance projects are expected to increase in 2001, and are expected to be significantly higher in the first half of 2001 than 2000 first-half levels.

OTHER INFORMATION

Corporate Expenses, Net Interest Expense and Pension-Related Costs

Corporate expenses (before restructuring and other charges in 2000 and 1999) of $69.8 million in 2000 reflected a decrease of $6.8 million from 1999. Compared with 1998, corporate expenses in 1999 declined by $8.5 million. The company's cost reduction efforts are responsible for this trend.

     Net interest expense was $95.1 million, $106.7 million and $108.3 million during 2000, 1999 and 1998, respectively. The decrease in 2000 was the result of lower average debt levels when compared with 1999, while lower interest expense in 1999 reflected lower average interest rates when compared with 1998.

     Pension and other postretirement benefit expenses decreased $9.2 million in 2000, primarily due to a higher discount rate used to value the company's liabilities and due to reduced costs related to certain non-qualified plans. For 2001, a decrease in the actuarial assumption regarding the expected rate of compensation increase is expected to result in a reduction in expenses related to pensions, which will partially offset the impact of lower amortization of a deferred pension transition asset. These changes will not affect the company's cash flow.

Taxes

Although FMC's domestic earnings (losses) are generally subject to tax expense (benefit) at the statutory rate of 35 percent, many factors alter the company's consolidated tax rate. These factors include non-deductible or non-benefitable transactions related to goodwill or other items, differing foreign tax rates, state tax increments, depletion, foreign sales corporation benefits, and other permanent differences. The company's effective tax rate of 20.4 percent on income from continuing operations in 2000 also includes the beneficial impact of deductible restructuring charges recorded during the year. (See Note 6 to the company's consolidated financial statements.)

     The effective tax rates in 2000 and 1999, excluding special income and expense items, were 24.0 percent and 25.7 percent, respectively. The decrease in 2000 results primarily from increased depletion benefits, increased equity earnings and a decrease in the deferred tax valuation allowance, partly offset by increased state tax expense.

Accounting Changes

Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, is effective for FMC's financial statements beginning January 1, 2001. SFAS No. 133 will require the company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative will either be offset against the change in fair value of the hedged item through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be recognized in earnings immediately. The company's adoption of SFAS No. 133 on January 1, 2001 will result in the recognition of a loss of $5.6 million after tax in the consolidated income statements, and a gain of $24.7 million to other comprehensive income in the first quarter of 2001, both of which will be accounted for as the cumulative effect of a change in accounting principle.

     In the fourth quarter of 2000, the company adopted the requirements of EITF 00-10, "Accounting for Shipping and Handling Fees and Costs." EITF 00-10 requires the company to report costs associated with shipping and handling, including those costs passed on to customers, as cost of sales or services in the company's consolidated income statements. In conjunction with the adoption, the company reclassified as cost of sales or services certain amounts that had previously been recorded as offsets (reductions) of revenue. The reclassifications, which were limited to the Industrial Chemicals segment, resulted in increases in revenue and cost of sales or services of $169.0 million, $163.0 million and $164.0 million in 2000, 1999 and 1998, respectively. The reclassifications had no effect on previously reported income or earnings per share.

     Under generally accepted accounting principles, the company is required to periodically evaluate the useful lives of its plants and equipment. In the first quarter of 1999, the company extended the depreciable lives of certain equipment used in its chemical and machinery operations to 15 years from an average of 11 to 12 years. This change better reflects the current service lives of the company's assets. The effect of this change was to increase pre-tax profits by approximately $32 million and $24 million in 2000 and 1999, respectively. Asset lives used for tax purposes were not affected by this change.

Discontinued Operations

The company recorded losses from discontinued operations of $66.7 million, $3.4 million and $42.7 million (net of tax) in 2000, 1999 and 1998, respectively.

     During 2000, the company recorded a net loss from discontinued operations of $66.7 million (net of an income tax benefit of $15.0 million), substantially all of which related to settlement of litigation related to FMC's discontinued Defense Systems business. (See Note 17 to the company's consolidated financial statements.) A charge of $1.7 million ($1.0 million after tax) related to postretirement benefits for former employees of discontinued operations was also included in the 2000 loss.

     Results of discontinued operations in 1999 included gains of $53.7 million ($32.8 million after tax) from the sales of properties in California that were formerly used by the company's divested defense business. These gains were more than offset by charges of $59.4 million ($36.2 million after tax) for environmental remediation and changes in actuarial estimates of general liability and workers' compensation liabilities associated with discontinued businesses.

     Losses from discontinued operations for 1998 consisted of a $70.0 million ($42.7 million after tax) charge for environmental costs (net of anticipated recoveries of $19.8 million), the majority of which related to clean-up work at the discontinued fiber manufacturing site in Front Royal, Virginia (Notes 5 and 12 to the company's consolidated financial statements).

Asset Impairments and Restructuring and Other Charges

During the second quarter of 2000, the company recorded asset impairments of $11.6 million ($7.2 million after tax) and restructuring and other charges of $45.0 million ($27.7 million after tax).

     Impairments of $9.0 million were recognized as a result of the formation of a joint venture, Astaris (Note 3 to the company's consolidated financial statements), including the write down of certain phosphorus assets retained by FMC and the planned closure of two phosphorus facilities subsequent to the joint-venture formation. Other impairments included the reduction in value of certain petroleum business equipment in the Energy Systems segment and of certain assets in the Specialty Chemicals segment due to changes in the underlying businesses.

28

Management's Discussion and Analysis

     Restructuring charges of $20.6 million were attributable to the Astaris formation and the concurrent reorganization of FMC's Industrial Chemicals sales, marketing and support organizations; the reduction of office space requirements in FMC's Philadelphia chemical headquarters; and pension expense related to the separation of phosphorus personnel from FMC. Other restructuring charges included $4.5 million for reductions in FMC's agricultural machinery work-force, $2.0 million resulting from the integration of the Northfield Freezing Equipment acquisition and $5.4 million for other smaller restructuring projects. In addition, the company recorded environmental accruals of $12.5 million as a result of increased cost estimates for ongoing remediation of several phosphorus properties.

     In the third quarter of 1999, FMC recorded asset impairments of $29.1 million ($17.7 million after tax), and restructuring and other one-time charges of $14.7 million ($9.0 million after tax). Asset impairments of $20.7 million were required to write off the remaining net book values of two U.S. lithium facilities, which management determined would not be feasible to continue to operate as configured. Additionally, an impairment charge of $8.4 million was required to write off the remaining net book value of a caustic soda facility in Green River, Wyoming. Restructuring and other one-time charges of $14.7 million resulted primarily from strategic decisions to divest or restructure a number of businesses and support departments, including certain food machinery, agricultural products, and energy systems operations and certain corporate and shared services support departments.

     See Note 6 to the consolidated financial statements for further discussion of the asset impairments and restructuring and other charges.

Environmental Obligations

FMC, like other industrial manufacturers, is involved with a variety of environmental matters in the ordinary course of conducting its business and is subject to federal, state and local environmental laws. FMC feels strongly that the company has a responsibility to protect the environment, public health and employee safety. This responsibility includes cooperating with other parties to resolve issues created by past and present handling of wastes.

     When issues arise, including notices from the Environmental Protection Agency or other government agencies identifying FMC as a Potentially Responsible Party, FMC's environmental remediation management assesses and manages the issues. When necessary, the company uses multifunctional teams composed of environmental, legal, financial and communications personnel to ensure that the company's actions are consistent with its responsibilities to the environment and public health, as well as to its employees and shareholders.

     In the second quarter of 2000, the company provided additional environmental reserves totaling $12.5 million ($7.6 million after tax) related to ongoing remediation of several phosphorus manufacturing properties as part of the restructuring and other charges described above. This provision and provisions made in 1999 and 1998 are more fully described in Notes 5 and 12 to the consolidated financial statements.

     Additional information regarding the company's environmental accounting policies and environmental liabilities is included in Notes 1 and 12, respectively, to the company's consolidated financial statements. Information regarding environmental obligations associated with the company's discontinued operations is included in Note 5 to the consolidated financial statements. Estimates of 2001 environmental spending are included in the section entitled "Liquidity and Capital Resources."

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents at December 31, 2000 and December 31, 1999 were $25.1 million and $64.0 million, respectively. The company had total borrowings of $1.0 billion and $1.3 billion as of December 31, 2000 and 1999, respectively.

     Operating working capital, which includes trade receivables (net), inventories, other current assets, accounts payable, accrued payroll, other current liabilities and the current portion of accrued pension and other postretirement benefits, decreased $54.1 million to $57.1 million at December 31, 2000, from $111.2 million at December 31, 1999. Factors contributing to the reduction in operating working capital at year end 2000 when compared with 1999 include the net effect of the contribution of the phosphorus business to the Astaris joint venture in 2000 and the company's $80.0 million obligation resulting from settlement of litigation relating to discontinued operations (included in other current liabilities at December 31, 2000), which the company paid in January 2001. This was partially offset by a reduction in advance payments received from customers for large energy system projects in 2000 when compared with 1999.

     Cash provided from operating activities of $290.5 million for the year ended December 31, 2000 decreased from $558.2 million in 1999 primarily as a result of cash received in 1999 related to the sale of accounts receivable amounting to $142.1 million, and the reduction in advance payments received from customers in 2000.

     During the fourth quarter of 1999, FMC entered into an accounts receivable financing facility under which accounts receivable were sold without recourse through a wholly owned, bankruptcy remote subsidiary, resulting in reductions of accounts receivable of $151.0 million and $144.0 million at December 31, 2000 and 1999, respectively. The company accounts for the sales of receivables in accordance with the requirements of SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities." Net discounts recognized on sales of receivables were included in selling, general and administrative expenses in the consolidated statements of income and amounted to $0.3 million and $1.9 million for the years ended December 31, 2000 and 1999, respectively. The agreement for the sale of accounts receivable provides for continuation of the program on a revolving basis for a three-year period.

     Cash required by investing activities of $34.0 million in 2000 decreased from the 1999 requirement of $255.2 million, reflecting cash received in 2000 from the redemption of Tyco International Ltd. ("Tyco") preferred stock, the receipt of a distribution from Astaris and less acquisition activity during 2000. The company acquired

Northfield Freezing Equipment in 2000 and Tg Soda Ash, Inc. and Pronova Biopolymer AS in 1999. Receipt of $199.3 million from the divestitures of the process additives and bioproducts businesses in 1999 partly offset the funding requirements associated with the company's acquisitions during that year. In addition, the company had other less significant acquisition expenditures in 2000 and 1999. FMC continues to evaluate potential acquisitions, divestitures and joint ventures on an ongoing basis.

     On October 3, 2000, FMC redeemed its investment in Tyco preferred stock in exchange for cash proceeds of $128.7 million including dividends amounting to $1.2 million. FMC received the guaranteed preferred stock from Tyco in conjunction with FMC's divestiture of Crosby Valve in July 1998.

     Effective April 1, 2000, FMC and Solutia contributed their respective phosphorus businesses to form Astaris, a joint venture, as described further in
Note 3 to the company's consolidated financial statements. FMC accounts for its investment in Astaris under the equity method of accounting. Formation of the joint venture resulted in a significant decrease in the balance of consolidated property, plant and equipment and certain other FMC accounts when compared with the balances at December 31, 1999.

     In the third quarter of 2000, FMC received a cash distribution from Astaris of $110.3 million. This amount included $21.5 million in satisfaction of FMC's receivable from the joint venture, resulting from FMC providing its share of operating capital to the joint venture during the interim period between its formation and the procurement of financing from an external source. In connection with the finalization of Astaris' external financing agreement during the third quarter of 2000, FMC and Solutia have independently contractually agreed to provide Astaris with funding in the event the joint venture fails to meet certain financial benchmarks. Subsequent to December 31, 2000, the company received notification that such a contribution will be required in 2001. The company believes that this obligation is not likely to have a significant impact on FMC's earnings, cash flow or financial position.

     Capital spending (excluding acquisitions) of $240.4 million for the year ended December 31, 2000 was relatively flat when compared with 1999. Lower spending on significant capital projects was largely offset by increased spending related to environmental compliance at current operating sites.

     During 2000 and 1999, the company entered into agreements for the sale and leaseback of certain equipment. Net property, plant and equipment was reduced by the equipment's respective carrying value of $13.7 million in 2000 and $29.1 million in 1999. The net cash proceeds received were $22.5 million in 2000 and $52.1 million in 1999. Non-amortizing deferred credits were recorded in conjunction with the sale transactions. These credits totaled $31.8 million and $23.4 million at December 31, 2000 and 1999, respectively, and are included in other liabilities. (See Note 8 to the company's consolidated financial statements.)

     Cash required by financing activities in 2000 of $250.9 million was lower than the 1999 requirement of $340.2 million, primarily because of significant repurchases of the company's common stock during 1999.

     The company has $450.0 million in committed credit under a five-year, non-amortizing revolving credit agreement due in December 2001. The company intends to renew or replace this credit commitment prior to maturity. No amounts were outstanding under this facility at either December 31, 2000 or December 31, 1999. The company elected to not renew an additional unused 364-day committed credit facility for $350.0 million that expired in July 2000.

     To meet general credit needs associated in part with the company's reorganization, FMC obtained an additional $200.0 million of committed credit in February 2001. (See Note 2 to the company's consolidated financial statements).

     In August 1998, a universal shelf registration statement became effective, under which $500.0 million of debt and/or equity securities may be offered. At December 31, 2000, unused capacity of $345.0 million remains available under the 1998 shelf registration.

     For the year ended December 31, 2000, the company reduced long-term debt by $51.7 million (net of discounts on long-term bonds) and short-term debt by $211.6 million (net of discounts on commercial paper and the effect of foreign currency translation on foreign borrowings).

     During 2000, the company retired $42.5 million in senior debt and medium term notes, due in 2002, 2005, 2008 and 2011, with interest rates at 6.75 to
7.75 percent. During 1999, the company retired $250.0 million of currently due senior debt bearing interest at 8.75 percent.

     At December 31, 2000 long-term debt included $39.9 million in exchangeable senior subordinated debentures bearing interest at 6.75 percent, maturing in 2005 and exchangeable at any time into Meridian Gold, Inc. common stock at an exchange price of $15.125 per share, subject to adjustment. (See Note 10 to the consolidated financial statements.) The company redeemed $8.5 million and $15.7 million of these debentures during 2000 and 1999, respectively.

     During 1999, the company completed the common stock open-market repurchase program originally authorized by the Board of Directors on August 28, 1997. Purchases for 1999 totaled 2.5 million shares at a cost of $135.9 million. A total of 7.7 million shares were repurchased during fiscal years 1997 through 1999 at a cost of approximately $503 million.

     On August 27, 1999, the Board of Directors authorized an additional $50 million of open market repurchases of FMC common stock, which the company has not commenced. Depending on market conditions, the company may purchase additional shares of its common stock on the open market from time to time; however, the company has not determined when or if it will make significant repurchases under this authorization.

     The company expects to meet operating needs, fund capital expenditures and potential acquisitions, and meet debt service requirements for 2001 through cash generated from operations, available credit facilities and proceeds from the offering of FTI stock. FMC expects its cash requirements for 2001 to include approximately $273 million for planned capital expenditures, including approximately $120 million for capital projects related to environmental con-

30

Management's Discussion and Analysis

trol facilities. Projected 2001 spending also includes approximately $33 million for environmental compliance at current operating sites, which is an operating expense of the company, plus approximately $35 million of remediation spending and $8 million for environmental study costs at current operating, previously operated and other sites, which has been accrued in prior periods. Included in the company's cash requirements for 2001 are an $80.0 million payment in connection with a legal matter related to the discontinued Defense Systems business (Notes 5 and 17 to the company's consolidated financial statements) and obligations in conjunction with the reorganization of FMC into two publicly traded companies. To meet general credit needs associated in part with the reorganization, FMC obtained an additional $200.0 million of committed credit in February 2001. (See Note 2 to the company's consolidated financial statements.)

     The company's foreign currency translation adjustment in accumulated other comprehensive loss increased from $196.0 million at December 31, 1999 to $265.8 million at December 31, 2000, primarily as a result of the negative translation impact of the euro, British pound, Scandinavian currencies and Japenese yen against the U.S. dollar, partly offset by the strengthening of the Brazilian real.

     The company's ratios of earnings to fixed charges were 2.7x and 3.1x for the years ended December 31, 2000 and 1999, respectively. The ratio of earnings to fixed charges, excluding the effect of asset impairments and restructuring and other charges in both years, and excluding gains from the divestitures of the bioproducts and process additives businesses in 1999, were 3.2x and 2.9x for the years ended December 31, 2000 and 1999, respectively. Lower interest expense in 2000 was primarily responsible for this favorable comparison.

DIVIDENDS

No dividends were paid in 2000, 1999 and 1998, and no cash dividends are expected to be paid in 2001.

DERIVATIVE FINANCIAL INSTRUMENTS AND MARKET RISKS

FMC's primary financial market risks include changes in foreign currency exchange rates, interest rates and commodity prices. In managing its exposure to these risks, the company may use derivative financial instruments in accordance with established policies and procedures. FMC does not use derivative financial instruments for trading purposes. At December 31, 2000, FMC's derivative holdings consisted primarily of foreign currency forward contracts, natural gas forward contracts and crude oil forward contracts.

     When FMC or one of its subsidiaries sells or purchases products or services outside the United States, transactions are frequently denominated in currencies other than the functional currency of that entity. Exposure to variability in currency exchange rates is mitigated, when possible, through the use of natural hedges, whereby purchases and sales in the same foreign currency and with similar maturity dates offset one another. Additionally, FMC initiates hedging activities by entering into foreign exchange forward or options contracts with third parties when natural hedges do not exist. The maturity dates of the currency exchange agreements that provide hedge coverage are consistent with those of the underlying purchase or sales commitments.

     To monitor its currency exchange rate risks, the company uses a sensitivity analysis, which measures the impact on earnings of an immediate 10 percent devaluation of the foreign currencies to which it has exposure. Based on a sensitivity analysis at December 31, 2000, fluctuations in currency exchange rates in the near term would not materially affect FMC's consolidated operating results, financial position or cash flows. FMC's management believes that its hedging activities have been effective in reducing its risks related to currency exchange rate fluctuations.

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

     The company is exposed to changes in interest rates as a result of its financing and cash management activities, which include long-and short-term debt to maintain liquidity and fund its business operations. In managing interest rate risk, the company's strategic policy is to monitor the ratio of its fixed to floating rate debt. The company may, from time to time, utilize interest rate swaps to manage its exposure to changes in interest rates.

     To address its exposure to risks from changes in commodity prices, FMC enters into forward or swap contracts relating to energy purchases used in its manufacturing processes. The gains or losses on these contracts are included as an adjustment to the cost of sales or services when the contracts are settled.

     For more information on derivative financial instruments, see Notes 1 and 16 to the company's consolidated financial statements.

CONVERSION TO THE EURO

On January 1, 1999, 11 European Union member states adopted the euro as their common national currency. During the transition period ending January 1, 2002, either the euro or a participating country's present currency will be accepted as legal tender. Beginning on January 1, 2002, euro-denominated bills and coins will be issued, and by July 1, 2002, the euro will be the only currency that the member states will use.

     FMC management continues to address the strategic, financial, legal and systems issues related to the various phases of transition. The company is evaluating customer and business needs on a timely basis and attempting to anticipate and prevent complications related to the conversion. Throughout the transition period, FMC has incurred and will continue to incur minor costs related primarily to programming changes for its information systems.

Consolidated Statements of Income

(In millions, except per share data)

Year ended December 31                                                                            2000          1999       1998
---------------------------------------------------------------------------------------------------------------------------------
Revenue                                                                                      $   3,925.5    $  4,273.6  $ 4,542.4
---------------------------------------------------------------------------------------------------------------------------------
Costs and expenses
Cost of sales or services                                                                        2,872.0       3,171.4    3,408.0
Selling, general and administrative expenses                                                       522.5         575.4      612.7
Research and development expenses                                                                  154.5         152.4      157.7
Gains on divestitures of businesses (Note 4)                                                           -         (55.5)         -
Asset impairments (Note 6)                                                                          11.6          29.1          -
Restructuring and other charges (Note 6)                                                            45.0          14.7          -
---------------------------------------------------------------------------------------------------------------------------------
Total costs and expenses                                                                         3,605.6       3,887.5    4,178.4
---------------------------------------------------------------------------------------------------------------------------------
Income from continuing operations before minority interests, interest income, interest
  expense, income taxes and cumulative effect of change in accounting principle                    319.9         386.1      364.0
Minority interests                                                                                   4.6           5.1        6.2
Interest income                                                                                      7.0          10.4       12.0
Interest expense                                                                                    99.7         117.1      120.3
---------------------------------------------------------------------------------------------------------------------------------
Income from continuing operations before income taxes
  and cumulative effect of change in accounting principle                                          222.6         274.3      249.5
Provision for income taxes (Note 9)                                                                 45.3          58.3       64.2
---------------------------------------------------------------------------------------------------------------------------------
Income from continuing operations before cumulative effect of change
  in accounting principle                                                                          177.3         216.0      185.3
Discontinued operations, net of income taxes (Note 5)                                             ( 66.7)         (3.4)     (42.7)
---------------------------------------------------------------------------------------------------------------------------------
Income before cumulative effect of change in accounting principle                                  110.6         212.6      142.6
Cumulative effect of change in accounting principle, net of income taxes (Note 1)                      -             -      (36.1)
---------------------------------------------------------------------------------------------------------------------------------
Net income                                                                                   $     110.6    $    212.6  $   106.5
=================================================================================================================================
Basic earnings (loss) per common share (Note 1)
Continuing operations                                                                        $      5.83    $     6.86  $    5.45
Discontinued operations (Note 5)                                                                   (2.20)        (0.11)     (1.26)
Cumulative effect of change in accounting principle (Note 1)                                           -             -      (1.06)
---------------------------------------------------------------------------------------------------------------------------------
                                                                                             $      3.63    $     6.75  $    3.13
=================================================================================================================================
Diluted earnings (loss) per common share (Note 1)
Continuing operations                                                                        $      5.62    $     6.67  $    5.30
Discontinued operations (Note 5)                                                                   (2.12)        (0.10)     (1.22)
Cumulative effect of change in accounting principle (Note 1)                                           -             -      (1.03)
---------------------------------------------------------------------------------------------------------------------------------
                                                                                             $      3.50    $     6.57  $    3.05
---------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.

32

Consolidated Balance Sheets

(In millions, except per share data)

December 31                                                                                               2000            1999
------------------------------------------------------------------------------------------------------------------------------
Assets
Current assets
Cash and cash equivalents                                                                          $      25.1     $      64.0
Trade receivables, net of allowances of $13.4 in 2000 and $14.9 in 1999 (Note 1)                         635.5           635.4
Inventories (Notes 1 and 7)                                                                              426.2           457.7
Other current assets                                                                                     152.4           172.6
Deferred income taxes (Note 9)                                                                            90.6            86.8
------------------------------------------------------------------------------------------------------------------------------
Total current assets                                                                                   1,329.8         1,416.5
Investments                                                                                              103.0           206.8
Property, plant and equipment, net (Note 8)                                                            1,616.1         1,691.9
Goodwill and intangible assets, net                                                                      494.6           505.7
Other assets                                                                                             112.2            88.8
Deferred income taxes (Note 9)                                                                            90.2            86.1
------------------------------------------------------------------------------------------------------------------------------
Total assets                                                                                       $   3,745.9     $   3,995.8
==============================================================================================================================
Liabilities and stockholders' equity
Current liabilities
Short-term debt (Note 10)                                                                          $     153.9     $     347.5
Accounts payable, trade and other                                                                        657.3           665.5
Accrued payroll                                                                                           91.7           106.9
Other current liabilities                                                                                370.5           371.6
Current portion of long-term debt (Note 10)                                                               22.7             0.8
Current portion of accrued pensions and other postretirement benefits (Note 11)                           37.5            10.5
Income taxes payable (Note 9)                                                                             66.3            73.2
------------------------------------------------------------------------------------------------------------------------------
Total current liabilities                                                                              1,399.9         1,576.0
Long-term debt, less current portion (Note 10)                                                           872.1           945.1
Accrued pension and other postretirement benefits, less current portion (Note 11)                        189.8           237.6
Reserve for discontinued operations and other liabilities (Notes 5 and 12)                               291.9           319.2
Other liabilities                                                                                        144.8           128.1
Minority interests in consolidated companies                                                              47.0            46.2
Commitments and contingent liabilities (Notes 12, 16 and 17)
------------------------------------------------------------------------------------------------------------------------------
Stockholders' equity (Notes 13 and 14)
Preferred stock, no par value, authorized 5,000,000 shares; no shares issued in 2000 or 1999                 -               -
Common stock, $0.10 par value, authorized 130,000,000 shares in 2000 and 1999;
  issued 38,622,349 shares in 2000 and 38,331,817 shares in 1999                                           3.9             3.8
Capital in excess of par value of common stock                                                           181.6           165.8
Retained earnings                                                                                      1,398.9         1,288.3
Accumulated other comprehensive loss                                                                    (272.6)         (203.5)
Treasury stock, common, at cost; 7,977,709 shares in 2000 and 7,968,230 shares in 1999                  (511.4)         (510.8)
------------------------------------------------------------------------------------------------------------------------------
Total stockholders' equity                                                                               800.4           743.6
------------------------------------------------------------------------------------------------------------------------------
Total liabilities and stockholders' equity                                                         $   3,745.9     $   3,995.8
==============================================================================================================================

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Cash Flows

(In millions)

Year ended December 31                                                                             2000         1999        1998
---------------------------------------------------------------------------------------------------------------------------------
Cash provided (required) by operating activities of continuing operations:
Income from continuing operations before cumulative
   effect of change in accounting principle                                                    $  177.3     $  216.0    $  185.3
Adjustments to reconcile income from continuing operations before cumulative effect of change in accounting principle to cash provided by operating activities of continuing operations:
     Depreciation and amortization                                                                188.9        190.8       215.5
     Gains on divestitures of businesses (Note 4)                                                     -        (55.5)          -
     Asset impairments (Note 6)                                                                    11.6         29.1           -
     Restructuring and other charges (Note 6)                                                      45.0         14.7           -
     Deferred income taxes (Note 9)                                                                (7.9)        20.6        27.4
     Minority interests                                                                             4.6          5.1         6.2
     Other                                                                                        (13.4)        (0.3)      (25.8)
Changes in operating assets and liabilities, excluding the effect of acquisitions and divestitures of businesses and formation of a joint venture:
     Accounts receivable sold (Note 1)                                                              6.7        142.1           -
     Trade receivables, net                                                                        (7.4)        39.4        (9.6)
     Inventories                                                                                  (16.7)        57.0         8.2
     Other current assets and other assets                                                         33.3          1.4        68.5
     Accounts payable, including advance payments, accrued payroll, other current
        liabilities and other liabilities                                                        (122.1)       (86.8)       (6.5)
     Income taxes payable                                                                           8.1         (1.7)      (22.1)
     Accrued pension and other postretirement benefits, net                                       (17.5)       (13.7)      (17.1)
---------------------------------------------------------------------------------------------------------------------------------
Cash provided by operating activities of continuing operations                                    290.5        558.2       430.0
---------------------------------------------------------------------------------------------------------------------------------
Cash provided (required) by discontinued operations (Note 5)                                      (43.4)        29.1       (61.6)
=================================================================================================================================
Cash provided (required) by investing activities:
   Acquisitions and joint venture investments (Note 3)                                            (47.4)      (286.0)          -
   Capital expenditures                                                                          (240.4)      (236.3)     (277.7)
   Proceeds from divestitures of businesses (Note 4)                                                  -        199.3           -
   Distribution from Astaris (Note 3)                                                              88.8            -           -
   Redemption of Tyco preferred stock (Note 4)                                                    127.5            -           -
   Receipt of Tyco preferred stock (Note 4)                                                           -            -      (121.6)
   Proceeds from disposal of property, plant and equipment and sale-leasebacks                     37.1         62.0        72.9
   (Increase) decrease in investments                                                               0.4          5.8       (25.1)
---------------------------------------------------------------------------------------------------------------------------------
Cash required by investing activities                                                             (34.0)      (255.2)     (351.5)
=================================================================================================================================
Cash provided (required) by financing activities:
   Net proceeds from issuance (repayment) of commercial paper                                    (191.5)        23.9       (10.1)
   Net increase (decrease) under uncommitted credit facilities                                    (37.9)        39.7       (69.9)
   Net increase (decrease) in other short-term debt                                                17.8        (83.4)      (34.2)
   Increase in long-term debt                                                                         -         84.6       288.6
   Repayment of long-term debt                                                                    (51.7)      (270.1)      (37.3)
   Distributions to minority partners                                                              (2.8)        (5.9)       (5.3)
   Repurchases of common stock, net (Note 14)                                                      (0.6)      (136.4)     (156.7)
   Issuances of common stock                                                                       15.8          7.4        17.4
---------------------------------------------------------------------------------------------------------------------------------
Cash required by financing activities                                                            (250.9)      (340.2)       (7.5)
---------------------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash and cash equivalents                                       (1.1)        10.4       (10.4)
=================================================================================================================================
Increase (decrease) in cash and cash equivalents                                                  (38.9)         2.3        (1.0)
Cash and cash equivalents, beginning of year                                                       64.0         61.7        62.7
=================================================================================================================================
Cash and cash equivalents, end of year                                                         $   25.1     $   64.0    $   61.7
=================================================================================================================================

Supplemental cash flow information: Cash paid for interest was $110.4 million, $123.3 million and $116.4 million, and cash paid for income taxes, net of refunds, was $35.1 million, $40.8 million and $65.4 million for 2000, 1999 and 1998, respectively.
--------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.

34

Consolidated Statements of Changes in Stockholders' Equity

(In millions, except par value)

                                                                                          Accumulated
                                                          Common      Capital                other
                                                       stock, $0.10  in excess  Retained  comprehensive   Treasury   Comprehensive
                                                         par value     of par   earnings  income (loss)    stock      income (loss)
-----------------------------------------------------------------------------------------------------------------------------------
Balance December 31, 1997                                   $3.8       $141.0   $  969.2     $(135.7)     $(217.7)      $ 92.2
                                                                                                                        ======
Net income                                                                         106.5                                $106.5
Stock options and awards exercised (Note 13)                             17.4
Purchases of treasury shares (Note 14)                                                                     (150.0)
Purchases of shares for benefit plan trust (Note 14)                                                         (6.7)
Foreign currency translation adjustments (Note 15)                                               1.6                       1.6
-----------------------------------------------------------------------------------------------------------------------------------
Balance December 31, 1998                                    3.8        158.4    1,075.7      (134.1)      (374.4)      $108.1
                                                                                                                        ======
Net income                                                                         212.6                                $212.6
Stock options and awards exercised (Note 13)                              7.4
Purchases of treasury shares (Note 14)                                                                     (135.9)
Net purchases of shares for benefit plan trust (Note 14)                                                     (0.5)
Foreign currency translation adjustments (Note 15)                                             (61.9)                    (61.9)
Minimum pension liability adjustment (Note 11)                                                  (7.5)                     (7.5)
-----------------------------------------------------------------------------------------------------------------------------------
Balance December 31, 1999                                    3.8        165.8    1,288.3      (203.5)      (510.8)      $143.2
                                                                                                                        ======
Net income                                                                         110.6                                $110.6
Stock options and awards exercised (Note 13)                 0.1         15.8
Net purchases of shares for benefit plan trust (Note 14)                                                     (0.6)
Foreign currency translation adjustments (Note 15)                                             (69.8)                    (69.8)
Minimum pension liability adjustment (Note 11)                                                   0.7                       0.7
-----------------------------------------------------------------------------------------------------------------------------------
Balance December 31, 2000                                   $3.9       $181.6   $1,398.9     $(272.6)     $(511.4)      $ 41.5
===================================================================================================================================

The accompanying notes are an integral part of the consolidated financial statements.

Notes to Consolidated Financial Statements

NOTE 1 PRINCIPAL ACCOUNTING POLICIES

Nature of operations. FMC Corporation ("FMC" or "the company") is a diversified producer of chemicals, machinery and other products for industry and agriculture. Further descriptions of FMC's products, its principal markets and the relative significance of its operations are included in this annual report in Products and Markets on pages 16 through 19 and in the Business Segment and Geographic Segment Data in Note 18.
     Use of estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results are likely to differ from those estimates, but management does not believe such differences will materially affect the company's financial position, results of operations or cash flows.
     Consolidation. The consolidated financial statements include the accounts of FMC and all significant majority owned subsidiaries and ventures except those excluded because control is restricted or temporary in nature. All material intercompany accounts and transactions are eliminated in consolidation.
     Investments. Investments in companies in which FMC's ownership interest is 50 percent or less and in which FMC exercises significant influence over operating and financial policies, and majority owned investments in which FMC's control is restricted or temporary in nature, are accounted for using the equity method after eliminating the effects of any material intercompany transactions. All other investments are carried at their fair values or at cost, as appropriate.
     Cash equivalents. The company considers investments in all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.
     Accounts receivable. During the fourth quarter of 1999, FMC entered into an accounts receivable financing facility under which accounts receivable are sold without recourse through a wholly owned subsidiary, resulting in reductions of accounts receivable of $151.0 million and $144.0 million at December 31, 2000 and 1999, respectively. The company accounts for the sales of receivables in accordance with the requirements of Statement of Financial Accounting Standards ("SFAS") No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities." Net discounts recognized on sales of receivables are included in selling, general and administrative expenses in the consolidated statements of income and amounted to $0.3 million and $1.9 million for the years ended December 31, 2000 and 1999, respectively. The agreement for the sale of accounts receivable provides for continuation of the program on a revolving basis for a three-year period.
     Revenue in excess of billings on completed contracts accounted for under the percentage-of-completion method is included in accounts receivable and amounted to $76.3 million at December 31, 2000 and $34.5 million at December 31, 1999.
     Inventories. Inventories are stated at the lower of cost or market value. Inventory costs include those costs directly attributable to products prior to sale, including all manufacturing overhead but excluding costs to distribute. Cost is determined on the last-in, first-out ("LIFO") basis for all domestic inventories, except certain inventories relating to contracts-in-progress which are stated at the actual production cost incurred to date, reduced by amounts identified with recognized revenue. At December 31, 2000, inventories accounted for under the LIFO method totaled $138.6 million. The first-in, first-out ("FIFO") method is used to determine the cost for all other inventories.
     Property, plant and equipment. Property, plant and equipment, including capitalized interest, is recorded at cost. Depreciation for financial reporting purposes is provided principally on the straight-line basis over the estimated useful lives of the assets (land improvements-20 years, buildings-20 to 50 years, and machinery and equipment-three to 18 years). Gains and losses are reflected in income upon sale or retirement of assets. Expenditures that extend the useful lives of property, plant and equipment or increase productivity are capitalized.
     The company reviews the recovery of the net book value of property, plant and equipment for impairment whenever events and circumstances indicate that the net book value of an asset may not be recoverable from the estimated undiscounted future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the net book value, an impairment loss is recognized equal to an amount by which the net book value exceeds the fair value of assets.
     Capitalized interest. Interest costs of $10.1 million in 2000 ($2.3 million in 1999 and $4.4 million in 1998) associated with the construction of certain long-lived assets have been capitalized as part of the cost of those assets and are being amortized over the assets' estimated useful lives.
     Deferred costs and other assets. Unamortized capitalized software costs totaling $46.9 million and $48.8 million at December 31, 2000 and 1999, respectively, are components of other assets, which also include bond discounts and other deferred charges.
     Capitalized software costs are amortized over expected useful lives ranging from three to ten years. Recoverability of deferred software costs is assessed on an ongoing basis and writedowns to net realizable value are recorded as necessary.
     Goodwill and intangible assets. Goodwill and identifiable intangible assets (such as trademarks) are amortized on a straight-line basis over their estimated useful or legal lives, not exceeding 40 years. The company periodically evaluates the recoverability of the net book value of goodwill and intangible assets based on expected future undiscounted cash flows for each operation having a significant goodwill balance. In cases where undiscounted expected future cash flows are less than the net book value, an impairment loss is recognized equal to an amount by which the net book value exceeds the fair value of assets. Goodwill amortization amounted to $15.4 million, $12.9 million and $11.9 million for the years ended December 31, 2000, 1999 and 1998, respectively.
     Accounts payable. Amounts advanced by customers as deposits on orders not yet billed and progress payments on contracts-in-progress are classified with accounts payable ($123.3 million at December 31, 2000 and $182.4 million at December 31, 1999).

36

Notes to Consolidated Financial Statements

     Revenue recognition. Revenue is recognized upon transfer of title, which is generally upon shipment. In the case of larger long-term contracts for the sale and installation of equipment, revenue is recognized under the percentage-of-completion method. The percentage-of-completion method involves recognition of revenue as work progresses on each contract and is calculated under the cost-to-cost method. Any expected losses on contracts in progress are charged to operations in the period the losses become probable.
     Income taxes. Current income taxes are provided on income reported for financial statement purposes adjusted for transactions that do not enter into the computation of income taxes payable. Deferred tax liabilities and assets are recognized for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Income taxes are not provided for the equity in undistributed earnings of foreign subsidiaries or affiliates when it is management's intention that such earnings will remain invested in those companies, but are provided in the year in which the decision is made to repatriate the earnings.
     Foreign currency translation. Assets and liabilities of most foreign operations are translated at exchange rates in effect at the balance sheet date, and the foreign operations' income statements are translated at the monthly exchange rates for the period. For operations in non-highly inflationary countries, translation gains and losses are recorded as a component of accumulated other comprehensive income (loss) in stockholders' equity until the foreign entity is sold or liquidated. For operations in highly inflationary countries and where the local currency is not the functional currency, inventories, property, plant and equipment, and other noncurrent assets are converted to U.S. dollars at historical exchange rates, and all gains or losses from conversion are included in net income. Foreign currency effects on cash and cash equivalents and debt in hyperinflationary economies are included in interest income or expense.
     Derivative financial instruments and foreign currency transactions. The company uses derivative financial instruments selectively to offset exposure to market risks arising from changes in foreign exchange rates, certain commodity prices and interest rates. Derivative financial instruments currently used by the company primarily consist of foreign currency forward contracts and energy-related commodity forward contracts.
     Foreign currency contracts are executed centrally to minimize transaction costs on currency conversions and minimize losses due to adverse changes in foreign currency markets. The company evaluates and monitors consolidated net exposures by currency and maturity, and external derivative financial instruments correlate with that net exposure in all material respects.
     Gains and losses on foreign currency hedges of existing assets and liabilities are included in the carrying amounts of those assets or liabilities and are ultimately recognized in income when those carrying amounts are converted. Gains and losses related to foreign currency hedges of firm commitments also are deferred and included in the basis of the transaction when it is completed. Gains and losses on unhedged foreign currency transactions are included in income as part of cost of sales or services. Gains and losses on derivative financial instruments that protect the company from exposure in a particular currency, but do not currently have a designated underlying transaction, are also included in income as part of cost of sales or services. If a hedged item matures, is sold, extinguished, or terminated, or is related to an anticipated transaction that is no longer likely to take place, the derivative financial instrument related to the hedged item is closed out and the related gain or loss is included in income as part of cost of sales or services or interest expense as appropriate in relation to the hedged item.
     FMC purchases exchange-traded contracts to manage exposure to energy purchases used in the company's manufacturing processes. Gains and losses on these contracts are included as adjustments to cost of sales or services when the contracts are settled.
     Cash flows from hedging contracts are reported in the statements of cash flows in the same categories as the cash flows from the transactions being hedged.
     Treasury stock. Shares of common stock repurchased under the company's stock repurchase plans are recorded at cost as treasury stock and result in a reduction of stockholders' equity in the consolidated balance sheet. When the treasury shares are reissued under FMC's stock compensation plans, the company uses a FIFO method for determining cost. The difference between the cost of the shares and the reissuance price is added to or deducted from capital in excess of par value of common stock.
     Earnings (loss) per common share ("EPS"). Basic EPS has been computed by dividing net income by the weighted average number of shares of common stock outstanding during the year. Diluted EPS has been computed by dividing net income (loss) by the weighted average number of shares of common stock outstanding during the year plus the weighted average number of additional common shares that would have been outstanding during the year if potentially dilutive common shares had been issued under the company's stock compensation plans. The weighted average numbers of shares outstanding used to calculate the company's annual EPS were as follows:

(In thousands)
December 31                        2000         1999         1998
------------------------------------------------------------------
Basic                            30,439       31,516       34,007
Diluted                          31,576       32,377       34,939
------------------------------------------------------------------

     At December 31, 2000, common shares outstanding plus dilutive potential common shares totaled 31,910,352 shares.
     Segment information. The company's determination of its reportable segments on the basis of its strategic business units and the commonalities among the products and services within each segment corresponds to the manner in which the company's management reviews and evaluates operating performance. The company has combined certain similar operating segments that meet applicable criteria established under SFAS No. 131.
     Energy Systems provides subsea drilling and production systems, floating production, surface drilling and production systems for companies involved in the exploration and production of crude oil and natural gas. Food and Transportation Systems provides technologically advanced handling and processing systems to industrial companies. Agricultural Products supplies crop protection and pest control chemicals for worldwide markets. Specialty Chemicals develops and manufactures highly specialized chemical products used in food, pharmaceutical and personal care products. Industrial Chemicals provides commodity-based chemicals produced in large quantities for industrial consumers. Business segment data are included in Note 18.
     Segment operating profit is defined as total revenue less operating expenses. The following items have been excluded in computing segment operating profit: corporate staff expense, interest income and expense associated with corporate debt facilities and investments, income taxes, gains on divestitures of businesses (Note 4), restructuring and other charges (Note 6), asset impairments (Note 6), LIFO inventory adjustments and other income and expense items. Information about how asset impairments and restructuring and other charges relate to FMC's businesses at the segment level is disclosed in Note 18.
     Segment assets and liabilities are those assets and liabilities that are recorded and reported by segment operations. Segment operating capital employed represents segment assets less segment liabilities. Segment assets exclude corporate and other assets, which are principally cash equivalents, LIFO reserves, deferred income tax benefits, eliminations of intercompany receivables, property and equipment not attributable to a specific segment and credits relating to the sale of receivables. Segment liabilities exclude substantially all debt, income taxes, pension and other postretirement benefit liabilities, environmental reserves, restructuring reserves, deferred gains on sale and leaseback of equipment, intercompany eliminations and reserves for discontinued operations.
     Geographic segment revenue represents sales by location of the company's customers. Geographic segment long-lived assets include investments, net property, plant and equipment, and other non-current assets. Geographic segment data is included in Note 18.
     Environmental obligations. The company provides for environmental-related obligations when they are probable and amounts can be reasonably estimated. Where the available information is sufficient to estimate the amount of liability, that estimate has been used; where the information is only sufficient to establish a range of probable liability and no point within the range is more likely than any other, the lower end of the range has been used.
     Estimated obligations to remediate sites that involve oversight by the U.S. Environmental Protection Agency ("EPA"), or similar government agencies, are generally accrued no later than when a Record of Decision ("ROD"), or equivalent, is issued, or upon completion of a Remedial Investigation/Feasibility Study ("RI/FS") that is accepted by FMC and the appropriate government agency or agencies. Estimates are reviewed quarterly by the company's environmental remediation management, as well as by financial and legal management and, if necessary, adjusted as additional information becomes available. The estimates can change substantially as additional information becomes available regarding the nature or extent of site contamination, required remediation methods, and other actions by or against governmental agencies or private parties.
     The company's environmental liabilities for continuing and discontinued operations are principally for costs associated with the remediation and/or study of sites at which the company is alleged to have disposed of hazardous substances. Such costs include, among other items, RI/FS, site remediation, costs of operation and maintenance of the remediation plan, fees to outside law firms and consultants for work related to the environmental effort, and future monitoring costs. Estimated site liabilities are determined based upon existing remediation laws and technologies, specific site consultants' engineering studies or by extrapolating experience with environmental issues at comparable sites.
     Provisions for environmental costs are reflected in income, net of probable and estimable recoveries from named Potentially Responsible Parties ("PRPs") or other third parties. Such provisions incorporate inflation and are not discounted to their present values.
     In calculating and evaluating the adequacy of its environmental reserves, the company has taken into account the joint and several liability imposed by the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") and the analogous state laws on all PRPs and has considered the identity and financial condition of each of the other PRPs at each site to the extent possible. The company has also considered the identity and financial condition of other third parties from whom recovery is anticipated, as well as the status of the company's claims against such parties. In general, the company is aware of a degree of uncertainty in disputes regarding the financial contribution by certain named PRPs, which is common to most multi-party sites. Although the company is unable to forecast the ultimate contributions of PRPs and other third parties with absolute certainty, the degree of uncertainty with respect to each party is taken into account when determining the environmental reserve by adjusting the reserve to reflect the facts and circumstances on a site-by-site basis. The company believes that recorded recoveries related to PRPs are realizable in all material respects. Recoveries are recorded in the reserve for discontinued operations and other liabilities.
     Accounting standards adopted. In the fourth quarter of 2000, the company adopted the requirements of the Securities and Exchange Commission Staff Accounting Bulletin ("SAB") No. 101 regarding recognition, presentation and disclosure of revenue. The adoption of SAB No. 101 did not have a material impact on the company's consolidated financial statements.
     In the fourth quarter of 2000, the company adopted the requirements of the Emerging Issues Task Force consensus on Issue No. 00-10 ("EITF 00-10"), "Accounting for Shipping and Handling Fees and Costs". EITF 00-10 requires the company to report costs associated with shipping and handling, including those costs passed on to customers, as costs of sales or services in the company's consolidated income statements. In conjunction with the adoption, the company reclassified as cost of sales or services certain amounts that had previously been recorded as offsets (reductions) of revenue. In 2000, 1999 and 1998, the reclassifications resulted in increases in revenue and cost of sales or services of $169.0 million, $163.0 million and $164.0 million, respectively. The reclassifications had no effect on previously reported income or earnings per share.

38

Notes to Consolidated Financial Statements

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

NOTE 2 FMC'S PLAN FOR REORGANIZATION

In October 2000, management announced that it was initiating a strategic reorganization that ultimately is expected to split the company into two independent publicly traded companies-a machinery business and a chemicals business.
     The machinery company will be named FMC Technologies, Inc. ("FTI") and will include FMC's Energy Systems and Food and Transportation Systems businesses. The chemicals company will be comprised of FMC's Specialty Chemicals, Industrial Chemicals and Agricultural Products businesses and will continue to operate as FMC Corporation.
     The company plans an initial public offering of slightly less than 20 percent of the common stock of FTI during the second quarter of 2001. Subject to market conditions, final board approval and a favorable ruling from the Internal Revenue Service, FMC intends to make a tax-free distribution of the remaining shares of FTI by the end of 2001.
     To meet general credit needs associated in part with the reorganization, FMC obtained an additional $200.0 million of committed credit in February 2001, maturing at the earlier of 180 days from inception or seven days after the completion of the offering of FTI stock.

NOTE 3 BUSINESS COMBINATIONS AND JOINT VENTURES

Acquisitions. On February 16, 2000, the company acquired York International's Northfield Freezing Systems Group ("Northfield") for $39.8 million in cash and the assumption of certain liabilities. Northfield, headquartered in Northfield, Minnesota, is a manufacturer of freezers and coolers for industrial food processing. The company has recorded goodwill (to be amortized over 40 years) and other intangible assets totaling $41.6 million relating to the acquisition. Results of Northfield's operations are included in the Food and Transportation Systems segment.
     On June 30, 1999, FMC acquired the assets of Tg Soda Ash, Inc. ("TgSA") from Elf Atochem North America, Inc. for approximately $51 million in cash and a contingent payment due at year-end 2003. The contingent payment amount, which will be based on the financial performance of the combined soda ash operations between 2001 and 2003, cannot currently be determined but could be as much as $100 million. No goodwill was recorded as a result of this transaction. TgSA's operations are included in the Industrial Chemicals segment.
     Also on June 30, 1999, the company completed the acquisition of the assets of Pronova Biopolymer AS ("Pronova") from a wholly owned subsidiary of Norsk Hydro for approximately $184 million in cash. The company made an additional payment of $3.3 million in January 2000 as final settlement of the transaction. Pronova, headquartered in Drammen, Norway, is a leading producer of alginates used in the pharmaceutical, food and industrial markets. The company has recorded goodwill (to be amortized over 30 years) and other intangible assets totaling approximately $135.0 million related to the acquisition. Pronova's operations are included in the Specialty Chemicals segment.
     In August 1998, the company acquired a majority of the voting stock of CBV Industria Mecanica S.A. ("CBV"), the leading wellhead manufacturer in Brazil. Following a 1999 tender offer for the remaining outstanding shares of CBV, the company owns 98 percent of the ownership interest in CBV. CBV's operations are included in the Energy Systems segment.
     The company completed a number of smaller acquisitions and joint venture investments during the years ended December 31, 2000, 1999 and 1998.
     All acquisitions were accounted for using the purchase method of accounting and, accordingly, the purchase prices have been allocated to the assets acquired and liabilities assumed based on the estimated fair values of such assets and liabilities at the dates of acquisition. The excess of the purchase prices over the fair values of the net tangible assets acquired has been recorded as intangible assets, primarily goodwill, which is amortized over periods ranging from 10 to 40 years. Had the acquisitions occurred at the beginning of the earliest period presented, the effect on FMC's consolidated financial statements would not have been significantly different than the amounts reported, and accordingly, pro forma financial information has not been provided.

     The purchase prices for all the aforementioned acquisitions were satisfied from cash flows from operations and external financing. Results of operations of the acquired companies have been included in the company's consolidated statements of income from the respective dates of acquisition.

     Joint ventures. Effective April 1, 2000, FMC and Solutia Inc. ("Solutia") formed a joint venture that includes the North American and Brazilian phosphorus chemical operations of both companies. The joint venture, Astaris LLC ("Astaris") is a limited liability company owned equally by FMC and Solutia.

     Astaris is headquartered in St. Louis, Missouri, and operates manufacturing sites contributed to the joint venture by FMC and Solutia.

     Solutia's equity interest in the Fosbrasil joint venture, which is engaged in the production of purified phosphoric acid ("PPA"), was also transferred and became part of Astaris. Astaris has also assumed all FMC/NuWest agreements relating to a PPA facility being built near Soda Springs, Idaho, and will purchase all of the PPA output from that facility as part of those agreements. The phosphate operations of FMC Foret were retained by FMC and were not transferred to the joint venture. Following its formation, Astaris divested certain operations in Lawrence, Kansas, and plant assets located in Augusta, Georgia.

     Effective April 1, 2000, FMC has accounted for its investment in Astaris under the equity method. FMC's share of Astaris' earnings are included in the Industrial Chemicals segment. FMC's sales of phosphorus chemicals were $327.0 million and $341.7 million for the years ended December 31, 1999 and 1998, respectively, and $79.2 million for the three months ended March 31, 2000.

     In the third quarter of 2000, FMC received a cash distribution from Astaris of $110.3 million. This amount included $21.5 million in satisfaction of FMC's receivable from the joint venture, resulting from FMC providing its share of operating capital to the joint venture during the interim period between its formation and the procurement of financing from an external source.

     Assets and liabilities transferred by FMC to the joint venture (including inventory, property, and all other contributed accounts) have been deconsolidated from FMC's balance sheet. FMC's equity investment in Astaris totaled $24.0 million at December 31, 2000.

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

NOTE 4 BUSINESS DIVESTITURES

On July 9, 1999, the company completed the sale of its bioproducts business to Cambrex Corporation for $38.2 million in cash, resulting in a pre-tax gain of $20.1 million ($12.2 million after tax). The bioproducts business was included in the Specialty Chemicals segment and had 1999 revenue of $13.3 million (through the date of divestiture) and 1998 revenue of $22.7 million.

     On July 31, 1999, FMC completed the sale of its process additives business to Great Lakes Chemical Corporation for $161.1 million in cash, resulting in a gain of $35.4 million on both a pre-tax and after-tax basis. The process additives business was included in the Specialty Chemicals segment and had 1999 revenue of $98.5 million (through the date of divestiture) and 1998 revenue of $166.5 million from its operations in Manchester, England and Nitro, West Virginia.

     In July 1998, the company completed the sale of Crosby Valve to a subsidiary of Tyco International Ltd. ("Tyco") for cash and Tyco preferred stock. In October 2000, FMC redeemed its investment in the Tyco preferred stock in exchange for cash proceeds of $128.7 million including dividends amounting to $1.2 million. Crosby Valve was included in the Energy Systems segment until its sale in July 1998.

     The company also completed a number of smaller divestitures during the years ended December 31, 2000, 1999 and 1998.

NOTE 5 DISCONTINUED OPERATIONS

The company's results of discontinued operations comprised the following:

(In millions)

Year ended December 31                   2000       1999         1998
----------------------------------------------------------------------
Provision for liabilities related to
  previously discontinued
  operations (net of income tax
  benefits of $15.0 in 2000;
  $23.2 in 1999 and $27.3 in 1998)   $ (66.7)   $ (36.2)     $ (42.7)
Gain on sale of Defense
  Systems properties (net of
  income taxes of $20.9)                  --       32.8           --
----------------------------------------------------------------------
Discontinued operations,
  net of income taxes                $ (66.7)   $  (3.4)     $ (42.7)
----------------------------------------------------------------------

     During 2000, the company recorded a net loss from discontinued operations of $66.7 million (net of income taxes of $15.0 million). Of this amount, $65.7 million (net of an income tax benefit of $14.3 million) related to settlement of litigation related to FMC's discontinued Defense Systems business, and a charge of $1.7 million ($1.0 million after tax) for interest charges on postretirement benefit obligations.

     In the fourth quarter of 1999, FMC provided $59.4 million ($36.2 million after tax) in response to updated estimates of environmental remediation costs, primarily at the company's former Defense Systems sites, and increased estimates of the company's liabilities for general liability, workers' compensation, postretirement benefit obligations, legal defense, property maintenance and other costs.

     During the year ended December 31, 1999, FMC sold several

40

Notes to Consolidated Financial Statements

real estate properties formerly used by United Defense, L.P., FMC's Defense Systems operations divested by the company in 1997. In the second quarter of 1999, FMC received $33.5 million in cash, recognizing a gain of $29.5 million ($18.0 million after tax), and in the fourth quarter of 1999, FMC received $31.0 million in cash, recognizing a gain of $24.2 million ($14.8 million after tax), related to property sales.

     In the fourth quarter of 1998, FMC provided $70.0 million ($42.7 million after tax) for environmental costs net of anticipated recoveries of $19.8 million. The majority of the charge related to an agreement the company reached with the EPA and the U.S. Department of Justice ("DOJ") regarding settlement of past costs and future clean-up work at the discontinued fiber manufacturing site in Front Royal, Virginia (Note 12).

    Reserve for discontinued operations and other liabilities. With the exception of certain real estate for which FMC has short-term or long-term remediation obligations, disposal of assets related to discontinued operations has been completed in accordance with plans adopted within one year of the measurement dates. In addition to the 1997 sale of the company's Defense Systems operations, residual liabilities relate to operations discontinued between 1976 and 1984--primarily the Film and Fiber, Chlor-Alkali, Power Transmission and Construction Equipment businesses. Most residual liabilities are of a long-term nature and will be settled over a number of years.

     The reserve for discontinued operations and other liabilities consists of obligations for discontinued operations and for the long-term portion of the company's environmental remediation at continuing operations and at other closed sites. See Note 12 for further information regarding the nature of FMC's environmental liabilities . Liabilities totaled $291.9 million and $319.2 million at December 31, 2000 and 1999, respectively. The liability at December 31, 2000 comprised $175.1 million (net of $46.9 million in anticipated third party recoveries) for environmental remediation and study obligations, most of which relate to former chemical plant sites; $52.8 million for product liability and other potential claims principally related to the discontinued Construction Equipment and Chlor-Alkali businesses; $57.0 million for retiree medical and life insurance benefits provided to employees of former chemical businesses and the Construction Equipment business; and $7.0 million related to the sale of the Defense Systems operations.

     The company's obligation related to the settlement of litigation for discontinued operations amounted to $80.0 million and was included in other current liabilities at December 31, 2000. See Note 17.

     The company uses actuarial methods, to the extent practicable, to monitor the adequacy of product liability and postretirement benefit reserves on an ongoing basis. The environmental liabilities are subject to the accounting and review practices described in Notes 1 and 12. While the amounts required to settle the company's liabilities for discontinued operations could ultimately differ materially from the estimates used as a basis for recording these liabilities, management believes that changes in estimates or required expendi-tures for any individual cost component will not have a material adverse impact on the company's liquidity or financial condition in any single year and that, in any event, such costs will be satisfied over many years.

     Spending in 2000, 1999 and 1998, respectively, included $53.5 million, $64.2 million and $52.8 million for environmental obligations; $11.1 million, $12.2 million and $7.9 million for product liability and other claims; $5.5 million, $4.7 million and $6.3 million for retiree benefits; and $4.7 million, $5.2 million and $12.2 million related to net settlements of Defense Systems obligations. Environmental recoveries in 2000, 1999 and 1998 were $14.2 million, $56.9 million and $4.4 million, respectively.

NOTE 6 ASSET IMPAIRMENTS AND RESTRUCTURING AND OTHER CHARGES

Pre-tax asset impairments and restructuring and other charges recorded by the company totaled $56.6 million and $43.8 million, respectively, for the years ended December 31, 2000 and 1999.

     During the second quarter of 2000, the company recorded asset impairments of $11.6 million ($7.2 million after tax) and restructuring and other charges of $45.0 million ($27.7 million after tax). Impairments of $9.0 million were recognized as a result of the formation of a joint venture, Astaris (Note 3), including the writedown of certain phosphorus assets retained by FMC and the accrual of costs related to the planned closure of two phosphorus facilities. Other impairments totaling $2.6 million included the reduction in value of certain petroleum business equipment in the Energy Systems segment and of certain assets in the Specialty Chemicals segment due to changes in the underlying businesses.

     Restructuring charges of $20.6 million were attributable to the formation of Astaris and the concurrent reorganization of FMC's Industrial Chemicals sales, marketing and support organizations; the reduction of office space requirements in FMC's Philadelphia chemical headquarters; and pension expense related to the separation of phosphorus personnel from FMC. Other restructuring charges included $4.5 million for reductions in FMC's agricultural machinery workforce, $2.0 million resulting from the integration of the Northfield Freezing Equipment acquisition and $5.4 million for other smaller restructuring projects. In addition, the company recorded environmental accruals of $12.5 million as a result of increased cost estimates for ongoing remediation of several phosphorus properties.

     Of the approximately 350 employee severances that were expected to occur through the completion of these programs, 281 have occurred at December 31, 2000. Restructuring spending under these programs totaled $21.9 million in 2000.

     In the third quarter of 1999, FMC recorded asset impairments of $29.1 million ($17.7 million after tax) and restructuring and other one-time charges of $14.7 million ($9.0 million after tax).

     Asset impairments of $20.7 million were required to write off the remaining net book values of two U.S. lithium facilities. Both facilities were constructed to run pilot and development quantities for new lithium-based products. During the third quarter of 1999, management determined that it would not be feasible to use the facilities as configured.

     Additionally, an impairment charge of $8.4 million was required to write off the remaining net book value of a caustic soda facility in Green River, Wyoming. Estimated future cash flows related to this facility indicated that an impairment of the full value had occurred.

     Restructuring and other charges of $14.7 million resulted primarily from strategic decisions to divest or restructure a number of businesses and support departments, including certain food machinery, agricultural products, and energy systems operations and certain corporate and shared service support departments. Of the total charge, $2.9 million related to actions, including headcount reductions, required to achieve planned synergies from acquisitions of businesses in Specialty Chemicals and Energy Systems. Restructuring spending under these programs totaled $9.4 million and $4.7 million in 2000 and 1999, respectively.

     Accruals for restructuring actions (excluding environmental-related reserves) totaled $7.8 million at December 31, 2000 of which $7.2 million relates to actions initiated in 2000.

NOTE 7 INVENTORIES

The current replacement costs of inventories exceeded their recorded values by $272.9 million at December 31, 2000 and $299.5 million at December 31, 1999. The company reduced certain LIFO inventories that were carried at lower than prevailing costs, resulting in a reduction of LIFO expense of $2.3 million and $3.6 million in 2000 and 1999, respectively. There was no reduction in LIFO inventories during 1998.

NOTE 8 PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following:

(In millions)
December 31                                     2000           1999
----------------------------------------------------------------------
Land and land improvements                   $ 172.7        $ 200.5
Buildings                                      497.7          534.3
Machinery and equipment                      2,592.9        2,879.4
Construction in progress                       142.9          109.8
----------------------------------------------------------------------
Total cost                                   3,406.2        3,724.0
Accumulated depreciation                     1,790.1        2,032.1
----------------------------------------------------------------------
Net property, plant and equipment        $   1,616.1   $    1,691.9
----------------------------------------------------------------------

     Depreciation expense was $157.5 million, $162.7 million and $189.0 million in 2000, 1999 and 1998, respectively.

     During 2000 and 1999, the company entered into agreements for the sale and leaseback of certain equipment. Net property, plant and equipment was reduced by the equipment's respective carrying values as of the transaction dates of $13.7 million and $29.1 million in 2000 and 1999, and the net cash proceeds received were $22.5 million and $52.1 million in 2000 and 1999. Non-amortizing deferred credits were recorded in connection with the sale transactions. These credits totaled $31.8 million and $23.4 million at December 31, 2000 and 1999, respectively, and are included in other liabilities. The company has annual fair market purchase options under the agreements. The leases, which end in December 2004, are classified as operating leases in accordance with SFAS No. 13, "Accounting for Leases."

NOTE 9 INCOME TAXES

Domestic and foreign components of income from continuing operations before income taxes and the cumulative effect of a change in accounting principle are shown below:

(In millions)
Year Ended December 31                   2000      1999         1998
----------------------------------------------------------------------
Domestic                           $     49.1  $   37.3   $    127.9
Foreign                                 173.5     237.0        121.6
----------------------------------------------------------------------
Total                              $    222.6  $  274.3   $    249.5
----------------------------------------------------------------------

     The provision for income taxes attributable to income from continuing operations before the cumulative effect of a change in accounting principle consisted of:

(In millions)
Year Ended December 31                2000       1999         1998
----------------------------------------------------------------------
Current:
  Federal                           $   7.8    $   8.9      $  17.1
  Foreign                              43.3       29.0         15.6
  State and local                       2.1       (0.2)         4.1
----------------------------------------------------------------------
Total current                          53.2       37.7         36.8
Deferred                               (7.9)      20.6         27.4
----------------------------------------------------------------------
Total                               $  45.3    $  58.3      $  64.2
----------------------------------------------------------------------

42

Notes to Consolidated Financial Statements

     Total income tax provisions (benefits) were allocated as follows:

(In millions)
Year Ended December 31                   2000        1999     1998
----------------------------------------------------------------------
Continuing operations before the
  cumulative effect of a change
  in accounting principle             $  45.3     $  58.3   $ 64.2
Discontinued operations                 (15.0)       (2.3)   (27.3)
Cumulative effect of a change
  in accounting principle                  --          --    (10.4)
Items charged directly to
  stockholders' equity                   (3.0)       (1.1)    (3.0)
----------------------------------------------------------------------
Income tax provision                  $  27.3     $  54.9   $ 23.5
----------------------------------------------------------------------

     Significant components of the deferred income tax provision (benefit) attributable to income from continuing operations before income taxes and the cumulative effect of a change in accounting principle are as follows:

(In millions)
Year Ended December 31                   2000        1999     1998
----------------------------------------------------------------------
Deferred tax (exclusive of the
  valuation allowance)                $  (7.2)    $  18.7   $ 22.3
Increase (decrease) in the
  valuation allowance for
  deferred tax assets                    (0.7)        1.9      5.1
----------------------------------------------------------------------
Deferred income tax
  provision (benefit)                 $  (7.9)    $  20.6   $ 27.4
----------------------------------------------------------------------

     Significant components of the company's deferred tax assets and liabilities were attributable to:

(In millions)
December 31                                          2000     1999
----------------------------------------------------------------------
Reserves for discontinued operations,
  environmental and restructuring                $  128.1   $149.1
Accrued pension and other
  postretirement benefits                            83.4     96.4
Other reserves                                      109.4     69.8
Alternative minimum tax credit
  carryforwards                                      52.4     25.8
Net operating loss carryforwards                      6.6      7.4
Other                                                13.4     13.8
----------------------------------------------------------------------
Deferred tax assets                                 393.3    362.3
Valuation allowance                                 (19.4)   (20.1)
----------------------------------------------------------------------
Deferred tax assets, net of
  valuation allowance                            $  373.9   $342.2
----------------------------------------------------------------------
Property, plant and equipment                    $  135.9   $147.8
Other                                                57.2     21.5
----------------------------------------------------------------------
Deferred tax liabilities                         $  193.1   $169.3
----------------------------------------------------------------------
Net deferred tax assets                          $  180.8   $172.9
----------------------------------------------------------------------

     The effective income tax rate applicable to income from continuing operations before income taxes and the cumulative effect of a change in accounting principle was different from the statutory U.S. Federal income tax rate due to the factors listed in the following table:

(Percent of income from continuing operations before income taxes and the cumulative effect of a change in accounting principle)

Year Ended December 31                                2000     1999       1998
-------------------------------------------------------------------------------
Statutory U.S. tax rate                                 35%      35%        35%
-------------------------------------------------------------------------------
Net difference:
Foreign sales corporation income
  subject to different tax rates                        (4)      (4)        (3)
Percentage depletion                                    (3)      (2)        (3)
State and local income taxes, less
  federal income tax benefit                             1       --          2
Foreign earnings subject to
  different tax rates                                  (10)     (10)       (12)
Non-taxable portion of gain on
  sale of business                                      --       (5)        --
Tax on intercompany dividends and
  deemed dividend for tax purposes                       2        2          2
Nondeductible goodwill                                   1        1          1
Nondeductible expenses                                   1        1          3
Minority interests                                       1        1          1
Equity in earnings of affiliates
  not taxed                                             (1)      --         (1)
Change in valuation allowance                           (1)       4          2
Other                                                   (2)      (2)        (1)
-------------------------------------------------------------------------------
Total difference                                       (15)     (14)        (9)
-------------------------------------------------------------------------------
Effective tax rate                                      20%      21%        26%
-------------------------------------------------------------------------------

     FMC's Federal income tax returns for years through 1997 have been examined by the Internal Revenue Service and substantially all issues have been settled. Management believes that adequate provision for income taxes has been made for the open years 1998 and after and for any unsettled issues prior to 1998. U.S. income taxes have not been provided for the equity in undistributed earnings of foreign consolidated subsidiaries ($769.3 million and $668.9 million at December 31, 2000 and 1999, respectively) or foreign unconsolidated subsidiaries and affiliates ($17.8 million and $18.8 million at December 31, 2000 and 1999, respectively). Restrictions on the distribution of these earnings are not significant. Foreign earnings taxable to the company as dividends were $86.8 million, $140.2 million and $21.7 million in 2000, 1999 and 1998, respectively.

NOTE 10 DEBT

Long-term debt. Long-term debt consists of the following:
(In millions)

December 31                                       2000          1999
--------------------------------------------------------------------
Revolving credit facility                     $     --      $     --
Pollution control and industrial
   revenue bonds, 3.2% to 7.1%,
   due 2001 to 2032                              204.0         204.7
Senior debt, 6.375%, due 2003, less
   unamortized discount (2000--$0.3;
   1999--$0.4), effective rate 6.4%              199.7         199.6
Senior debt, 7.75%, due 2011, less
   unamortized discount (2000--$0.6;
   1999--$0.9), effective rate 7.9%               82.4          99.1
Medium-term notes, 6.38% to 7.32%,
   due 2002 to 2008, less unamortized
   discounts (2000--$1.1, 1999--$1.5),
   effective rates 6.4% to 7.4%                  368.4         393.5
Exchangeable senior subordinated
   debentures, 6.75%, due 2005                    39.9          48.4
Other                                              0.4           0.6
--------------------------------------------------------------------
Total                                            894.8         945.9
Less current portion                              22.7           0.8
--------------------------------------------------------------------
Long-term portion                             $  872.1      $  945.1
====================================================================

     The company has $450.0 million in committed credit under a five-year, non-amortizing revolving credit agreement due in December 2001. The company intends to renew or replace this credit commitment prior to maturity. No amounts were outstanding under this facility at either December 31, 2000 or December 31, 1999. Among other restrictions, the credit agreement contains covenants relating to liens, consolidated net worth and cash flow coverage (as defined in the agreement). The company is in compliance with all debt covenants at December 31, 2000.

     The company elected to not renew an additional, unused 364-day committed credit facility for $350.0 million that expired in July 2000.

     To meet general credit needs associated in part with the company's reorganization, FMC obtained additional committed credit in 2001 (Note 2).

     In August 1998, a universal shelf registration statement became effective, under which $500.0 million of debt and/or equity securities may be offered. At December 31, 2000, unused capacity of $345.0 million remains available under the 1998 shelf registration.

     During 2000, the company did not issue new long-term debt. During 1999, the company issued $35.0 million of medium-term notes, the proceeds of which were used to repurchase FMC common stock, and borrowed $50.0 million at 6.45 percent interest with a maturity of 2032 from the proceeds of Power County, Idaho's Solid Waste Disposal Revenue Bonds. Undrawn bond proceeds of $9.8 million and $21.1 million at December 31, 2000 and 1999, respectively, are included in investments on the consolidated balance sheet and are being used to fund phosphorus capital projects related to solid waste disposal.

     On June 29, 1999, the company entered into a euro-denominated loan amounting to 109.4 million euros (approximately $ 114.0 million), at a variable rate of interest based upon LIBOR. The loan was repaid in October 1999; the proceeds had been used to finance a portion of the company's acquisition of Pronova BioPolymer AS (Note 3).

     At December 31, 2000, long-term debt included $39.9 million in exchangeable senior subordinated debentures bearing interest at 6.75 percent, maturing in 2005 and exchangeable at any time into Meridian Gold, Inc. common stock at an exchange price of $15.125 per share, subject to adjustment. The company may, at its option, pay an amount equal to the market price of Meridian Gold, Inc. common stock in lieu of delivery of the shares. The debentures are subordinated in right of payment to all existing and future senior indebtedness of the company. Under the terms of the agreement, the debentures are currently redeemable at the option of FMC at par. The company redeemed $8.5 million and $15.7 million of these debentures during 2000 and 1999, respectively.

     During 2000, the company retired $42.5 million in senior debt and medium term notes, due in 2002, 2005, 2008 and 2011, with interest rates at 6.75 to
7.75 percent. During 1999, the company retired $250.0 million of currently due senior debt bearing interest at 8.75 percent.

     Aggregate maturities and sinking fund requirements over the next five years are (in millions): 2001-$22.7, 2002-$135.2, 2003-$226.5, 2004-$0.6, 2005-$100.5
and thereafter-$409.3.

     Short-term debt. Short-term debt of $153.9 million and $347.5 million at December 31, 2000 and 1999, respectively, consists of commercial paper, borrowings under uncommitted credit facilities and foreign borrowings. In addition, at December 31, 2000, short-term debt also included $26.9 million in borrowings from a joint venture.

     The company's short-term commercial paper program is supported by committed credit facilities and provides for the issuance of up to $450.0 million in aggregate maturity value of commercial paper at any given time. Three-day commercial paper of $16.8 million and $190.8 million was outstanding at December 31, 2000 and December 31,1999, respectively. Effective rates on commercial paper were 6.6 percent and 5.4 percent at December 31, 2000 and 1999, respectively.

     Advances under uncommitted credit facilities were $50.0 million and $89.8 million at December 31, 2000 and 1999, with effective interest rates of 6.6 percent and 5.3 percent, respectively.

     Outstanding foreign short-term borrowings totaled $60.2 million and $66.9 million at December 31, 2000 and 1999, respectively. The weighted average interest rates on outstanding foreign short-term borrowings at December 31, 2000 and 1999 were 8.6 percent and 10.7 percent, respectively. The average interest rates have been adjusted for currency devaluation associated with borrowing in hyperinflationary countries.

     Compensating balance agreements. FMC maintains informal credit arrangements in many foreign countries. Foreign lines of credit, which include overdraft facilities, typically do not require the maintenance of compensating balances, as credit extension is not guaranteed but is subject to the availability of funds.

44

Notes to Consolidated Financial Statements

NOTE 11 PENSIONS AND OTHER POSTRETIREMENT BENEFITS

The funded status of the company's domestic qualified and non-qualified pension plans, the United Kingdom pension plan, the defined benefit portion of the company's Canadian retirement plan, one German pension plan and the company's domestic postretirement healthcare and life insurance benefit plans for continuing operations, together with the associated balances recognized in the company's consolidated financial statements as of December 31, were as follows:

(In millions)

                                                                                           Pensions            Other Benefits
December 31                                                                           2000          1999       2000       1999
-----------------------------------------------------------------------------------------------------------------------------------
Accumulated benefit obligation:
Plans with unfunded accumulated benefit obligation                               $     43.6   $     38.7   $     --   $     --
-----------------------------------------------------------------------------------------------------------------------------------
Change in benefit obligation:
Benefit obligation at January 1                                                  $  1,029.5   $  1,070.0   $  108.9   $  119.5
   Service cost                                                                        24.9         33.2        2.2        2.5
   Interest cost                                                                       72.1         68.9        7.9        7.7
   Actuarial gain                                                                     (19.9)       (98.0)      (5.4)      (9.3)
   Amendments                                                                           0.8          1.0         --       (1.3)
   Divestiture                                                                        (47.6)          --         --         --
   Foreign currency exchange rate changes                                             (13.1)          --         --         --
   Curtailments and settlements                                                        (1.1)          --         --         --
   Plan conversion                                                                      5.7           --         --         --
   Plan participants' contributions                                                     1.1          2.0        5.6        4.4
   Special termination benefits                                                         3.2           --         --         --
   Benefits paid                                                                      (53.8)       (47.6)     (14.2)     (14.6)
-----------------------------------------------------------------------------------------------------------------------------------
Benefit obligation at December 31                                                   1,001.8      1,029.5      105.0      108.9
-----------------------------------------------------------------------------------------------------------------------------------
Change in fair value of plan assets:
Fair value of plan assets at January 1                                                909.4        956.5         --         --
   Actual return on plan assets                                                       140.8         (5.6)        --         --
   Divestiture                                                                        (47.6)          --         --         --
   Curtailments and settlements                                                        (1.3)          --         --         --
   Foreign currency exchange rate changes                                             (14.2)          --         --         --
   Company contributions                                                               11.4          4.1        8.6       10.2
   Plan conversion                                                                      8.1           --         --         --
   Plan participants' contributions                                                     1.1          2.0        5.6        4.4
   Benefits paid                                                                      (53.8)       (47.6)     (14.2)     (14.6)
-----------------------------------------------------------------------------------------------------------------------------------
Fair value of plan assets at December 31                                              953.9        909.4         --         --
-----------------------------------------------------------------------------------------------------------------------------------
Funded status of the plan (liability)                                                 (47.9)      (120.1)    (105.0)    (108.9)
Unrecognized actuarial loss (gain)                                                    (31.7)        51.3       (6.7)      (1.7)
Unrecognized prior service cost (income)                                               20.0         23.6      (30.3)     (39.7)
Unrecognized transition asset                                                         (13.4)       (38.6)        --         --
-----------------------------------------------------------------------------------------------------------------------------------
Net amount recognized in the balance sheet at December 31                        $    (73.0)  $    (83.8)  $ (142.0)  $ (150.3)
===================================================================================================================================
Prepaid benefit cost                                                             $     12.6   $      4.9   $     --   $     --
Accrued benefit liability                                                             (97.9)      (102.7)    (142.0)    (150.3)
Intangible asset                                                                        5.5          6.5         --         --
Accumulated other comprehensive income                                                  6.8          7.5         --         --
-----------------------------------------------------------------------------------------------------------------------------------
Net amount recognized in the balance sheet at December 31                        $    (73.0)  $    (83.8)  $ (142.0)  $ (150.3)
===================================================================================================================================

The following table summarizes the assumptions used and the components of net annual benefit cost (income) for the years ended December 31:

                                                                 Pensions                     Other Benefits
Assumptions as of September 30:                         2000        1999      1998        2000        1999      1998
-----------------------------------------------------------------------------------------------------------------------
Discount rate                                           7.50%       7.50%     6.75%       7.50%       7.50%     6.75%
Expected return on assets                               9.25%       9.25%     9.20%         --          --        --
Rate of compensation increase                           4.25%       5.00%     5.00%         --          --        --
-----------------------------------------------------------------------------------------------------------------------
Components of net annual benefit cost (in millions):
   Service cost                                      $  24.9    $   33.2   $  26.4    $    2.2    $    2.5   $   2.5
   Interest cost                                        72.1        68.9      66.7         7.9         7.7       8.4
   Expected return on plan assets                      (83.5)      (81.3)    (76.9)         --          --        --
   Amortization of transition asset                    (22.8)      (22.8)    (22.8)         --          --        --
   Amortization of prior service cost                    4.5         4.6       4.2        (9.2)       (9.2)     (8.3)
   Recognized net actuarial (gain) loss                 (0.8)        0.5      (5.6)       (0.6)         --      (0.9)
   Curtailment and settlement                            0.2          --        --          --          --        --
-----------------------------------------------------------------------------------------------------------------------
Net annual benefit cost (income)                     $  (5.4)   $    3.1   $  (8.0)   $    0.3    $    1.0   $   1.7
-----------------------------------------------------------------------------------------------------------------------

     During 2000, FMC changed its annual date for measuring its benefit obligations and evaluating its actuarial assumptions from December 31 to September 30. The cumulative effect of this accounting change, which was effected to improve administrative efficiency, did not have a significant impact on the company's current or historical results of operations or financial condition.

     The change in the rate of compensation increase used in determining pension plan obligations from 5.0% to 4.25% decreased the projected benefit obligation by approximately $20 million at December 31, 2000.

     The change in the discount rate for determining the projected benefit obligations from 6.75 percent to 7.50 percent decreased the projected benefit obligations by approximately $103 million at December 31, 1999.

     For measurement purposes, a six percent annual rate of increase in the per capita cost of health care benefits was assumed for 2000 and 1999. The rate was assumed to decrease to 5.0 percent for 2001 and remain at that level.

     Assumed health care cost trend rates have an effect on the amounts reported for the health care plan. A one-percentage point change in the assumed health care cost trend rates would have the following effects at December 31, 2000:

                                   One Percentage  One Percentage
(In millions)                      Point Increase  Point Decrease
-------------------------------------------------------------------
Effect on total of service and
   interest cost components of
   net annual benefit cost (income)   $  0.1          $ (0.1)
Effect on postretirement benefit
   obligation                         $  1.0          $ (0.8)
-------------------------------------------------------------------

     The company has adopted SFAS No. 87, "Employers Accounting for Pensions", for its defined benefit plans for substantially all employees in the United Kingdom, Germany and Canada. The financial impact of compliance with SFAS No. 87 for other non U.S. pension plans is not materially different from the locally reported pension expense. The cost of providing pension benefits for foreign employees was $4.6 million in 2000, $10.4 million in 1999 and $5.2 million in 1998.

     As a result of the 1999 divestiture of the process additives business (Note
4), the FMC United Kingdom pension plan transferred $47.6 million of assets and liabilities to the buyer's pension plan in September 2000.

     In April 2000, the company formed Astaris, a joint venture with Solutia (Note 3). As a result, the former Phosphorus Chemical Division's active employees began receiving benefits under Astaris' plans and are not accruing further benefit in the FMC plan, the effect of which was a reduction in annual service cost of approximately $2.0 million. Under the joint venture agreement, Astaris agreed to fund an equal portion of FMC's and Solutia's future postretirement benefit payments. FMC's receivable from Astaris, representing the minimum amount of cash to be received under this portion of the agreement, amounted to $18.9 million at December 31, 2000, and is included as part of the company's recorded investment in the joint venture.

     During 2000, the company converted a substantial portion of its defined benefit obligation in Canada to a defined contribution plan. The effect of the conversion was to increase FMC's benefit obligation by $5.7 million and to increase the fair value of plan assets by $8.1 million at December 31, 2000.

     Employees' Thrift and Stock Purchase Plan. The FMC Employees' Thrift and Stock Purchase Plan is a qualified salary-reduction plan under Section 401(k) of the Internal Revenue Code in which all domestic salaried and non-union hourly employees of the company may participate by contributing a portion of their compensation. The company matches contributions up to specified percentages of each employee's compensation depending on how the employee allocates his or her contributions. Charges against income for FMC's matching contributions, net of forfeitures, were $15.2 million in 2000, $15.9 million in 1999 and $16.7 million in 1998.

NOTE 12 ENVIRONMENTAL OBLIGATIONS

FMC is subject to various federal, state and local environmental laws and regulations that govern emissions of air pollutants; discharges of water pollutants; and the manufacture, storage, handling and disposal of hazardous substances, hazardous wastes and other toxic materials. The company is also subject to liabilities arising under CERCLA and similar state laws that impose responsibility on persons

46

Notes to Consolidated Financial Statements

who arranged for the disposal of hazardous substances, and on current and previous owners and operators of a facility for the clean up of hazardous substances released from the facility into the environment. In addition, the company is subject to liabilities under the Resource Conservation and Recovery Act ("RCRA") and analogous state laws that require owners and operators of facilities that treat, store or dispose of hazardous waste to follow certain waste management practices and to clean up releases of hazardous waste into the environment associated with past or present practices.

     The company has been named a PRP at 28 sites on the government's National Priority List. In addition, the company also has received notice from the EPA or other regulatory agencies that the company may be a PRP, or PRP equivalent, at other sites, including 31 sites at which the company has determined that it is reasonably possible that it has an environmental liability. The company, in cooperation with appropriate government agencies, is currently participating in, or has participated in, RI/FS or their equivalent at most of the identified sites, with the status of each investigation varying from site to site. At certain sites, RI/FS have just begun, providing limited information, if any, relating to cost estimates, timing, or the involvement of other PRPs; whereas, at other sites, the studies are complete, remedial action plans have been chosen, or RODs have been issued.

     Environmental liabilities consist of obligations relating to waste handling and the remediation and/or study of sites at which the company is alleged to have disposed of hazardous substances. These sites include current operations, previously operated sites, and sites associated with discontinued operations. The company has provided reserves for potential environmental obligations that management considers probable and for which a reasonable estimate of the obligation could be made. Accordingly, total reserves of $232.0 million and $273.1 million, respectively, before recoveries, were recorded at December 31, 2000 and 1999. The long-term portion of these reserves is included in the reserve for discontinued operations and other liabilities on the consolidated balance sheets and amounted to $222.0 million and $244.0 million at December 31, 2000 and 1999, respectively. In addition, the company has estimated that reasonably possible environmental loss contingencies may exceed amounts accrued by as much as $80 million at December 31, 2000.

     The company's total environmental reserves include $218.3 million and $261.7 million for remediation activities and $13.7 million and $11.4 million for RI/FS costs at December 31, 2000 and 1999, respectively. For the years 2000, 1999 and 1998, FMC charged $44.3 million, $20.9 million and $17.8 million, respectively, against established reserves for remediation spending, and $9.2 million, $43.3 million and $35.0 million, respectively, against reserves for spending on RI/FS. FMC anticipates that the remediation and RI/FS expenditures for current operating, previously operated and other sites will continue to be significant for the foreseeable future.

     To ensure FMC is held responsible only for its equitable share of site remediation costs, FMC has initiated, and will continue to initiate, legal proceedings for contributions from other PRPs . FMC has recorded recoveries, representing probable realization of claims against insurance companies, U.S. government agencies and other third parties, of $46.9 million and $60.2 million, respectively, at December 31, 2000 and 1999 (all of which is recorded as an offset to the reserve for discontinued operations and other liabilities). Cash recoveries for the years 2000, 1999 and 1998 were $14.2 million, $56.9 million and $4.4 million, respectively. Recoveries in 1999 included a settlement with a consortium of FMC's general liability insurance carriers. During 2000 and 1999, the company recognized additional receivables for recoveries of $0.9 million and $8.9 million, respectively.

     In the second quarter of 2000, FMC recorded a charge of $12.5 million (net of $0.9 million of anticipated recoveries) to provide additional reserves for ongoing remediation of several phosphorus properties. Although these properties are part of the Astaris joint venture (Note 3), FMC retains certain remedial liabilities associated with the properties. In the fourth quarters of 1999 and 1998, FMC provided $25.9 million (net of recoveries of $8.9 million) and $70.0 million, respectively, for environmental costs of discontinued operations (Note
5). FMC also provided $1.6 million related to environmental costs of continuing operations in 1999.

     In June 1999, the Federal District Court in Idaho approved a Consent Decree signed by the company, the EPA (Region X) and the DOJ settling outstanding alleged violations of RCRA at the company's former Phosphorus Chemicals ("PCD") plant in Pocatello, Idaho. Continuing commitments under the RCRA Consent Decree include injunctive relief covering remediation expense for closure of existing ponds, estimated at $30 million, and approximately $80 million of capital costs for waste treatment projects. These amounts will be expended over the next several years. The company provided reserves for the estimated expenses related to the Consent Decree in prior periods.

     In addition, FMC signed a second Consent Decree with the EPA, which was lodged in court on July 21, 1999. The Consent Decree relates to an ROD issued by the EPA in 1998 which addresses previously closed ponds on the FMC portion of the Eastern Michaud Flats Superfund site, including FMC's former Pocatello, Idaho facility. The remedy the EPA selected in the ROD is a combination of capping, surface runoff controls and institutional controls for soils, with a contingency for extraction and recycling for hydraulic control of groundwater. On August 3, 2000, the DOJ withdrew the CERCLA Consent Decree and announced that it needed to review the administrative record supporting its remedy selection decision. EPA has estimated that this review would take approximately one year to complete. FMC believes its reserves for environmental costs adequately provide for the estimated costs of the existing ROD for the site and the expenses previously described related to the RCRA Consent Decree. Management can not predict the potential changes in the scope of the ROD, if any, resulting from the EPA's remedy review, nor estimate the potential incremental costs, if any, of such changes.

     On October 21, 1999, the Federal District Court for the Western District of Virginia approved a Consent Decree signed by the company, the EPA (Region III) and the DOJ regarding past response costs and future clean-up work at the discontinued fiber manufacturing site in Front Royal, Virginia. As part of a prior settlement, government agencies are expected to reimburse FMC for approximately one third of the clean-up costs due to the government's role at the site. FMC's $70 million portion of the settlement was charged to earnings in 1998 and prior years.

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

     The liabilities arising from potential environmental obligations that have not been reserved for at this time may be material to any one quarter's or year's results of operations in the future. Management, however, believes any liability arising from potential environmental obligations is not likely to have a material adverse effect on the company's liquidity or financial condition and may be satisfied over the next 20 years or longer.

     Regarding current operating sites, the company spent $79.4 million, $64.0 million and $33.0 million for the years 2000, 1999 and 1998, respectively, on capital projects relating to environmental control facilities, and expects to spend additional capital of approximately $120 million and $25 million in 2001 and 2002, respectively, the majority of which is associated with the Pocatello Consent Decree discussed above. Additionally, in 2000, 1999 and 1998, FMC spent $45.2 million, $62.2 million and $56.0 million, respectively, for environmental compliance costs, which are an operating cost of the company and are not covered by established reserves.

NOTE 13 INCENTIVE COMPENSATION PLANS

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

     Under the plans adopted in 1995, three million shares became available for awards and options granted in 1995 and later years. These shares are in addition to the shares available from the predecessor plans. Cancellation (through expiration, forfeiture or otherwise) of outstanding awards and options granted after 1989 increases the shares available for future awards or grants. At December 31, 2000, 674,870 shares were available for future use under these plans.

     The company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation". Accordingly, no compensation cost has been recognized for the Option Plan. Had compensation cost for the Option Plan been determined based on the fair value at the grant date for awards in 2000, 1999 and 1998 consistent with the provisions of SFAS No. 123, the company's net income and diluted earnings per share for the three years ended December 31, 2000 would have been reduced to the pro forma amounts indicated below:

(Net income in millions)                2000      1999       1998
-------------------------------------------------------------------
Net income--as reported               $110.6    $212.6     $106.5
Net income--pro forma                 $107.9    $208.1     $101.7
Diluted earnings per share--
   as reported                        $ 3.50    $ 6.57     $ 3.05
Diluted earnings per share--
   pro forma                          $ 3.41    $ 6.42     $ 2.91
-------------------------------------------------------------------

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2000, 1999 and 1998, respectively: dividend yield of 0 percent for all years; expected volatility of 30.8 percent, 22.9 percent and 19.7 percent; risk-free interest rates of 6.7 percent, 5.1 percent and 5.5 percent; and expected lives of 5 years for all grants.

     The weighted average fair value of stock options, calculated using the Black-Scholes option-pricing model, granted during the years ended December 31, 2000, 1999 and 1998 was $20.32, $15.07 and $21.09, respectively.

     The following summary shows stock option activity for the three years ended December 31, 2000:

                                       Number of        Weighted-
                                          Shares          Average
                                    Optioned But   Exercise Price
(Number of shares in thousands)    Not Exercised        per Share
-------------------------------------------------------------------
December 31, 1997
(1,012 shares exercisable)                 2,917          $ 51.05
Granted                                      558          $ 69.92
Exercised                                   (261)         $ 41.87
Forfeited                                    (60)         $ 67.07
-------------------------------------------------------------------
December 31, 1998
(1,734 shares exercisable)                 3,154          $ 54.84
Granted                                      350          $ 48.00
Exercised                                   (107)         $ 41.33
Forfeited                                   (157)         $ 62.30
-------------------------------------------------------------------
December 31, 1999
(2,023 shares exercisable)                 3,240          $ 54.18
Granted                                      202          $ 50.88
Exercised                                   (265)         $ 43.64
Forfeited                                   (103)         $ 62.13
-------------------------------------------------------------------
December 31, 2000
(2,160 shares exercisable)                 3,074          $ 54.61
-------------------------------------------------------------------

     The following tables summarize information about fixed-priced stock options outstanding at December 31, 2000:

48

Notes to Consolidated Financial Statements

                            Options Outstanding
---------------------------------------------------------------------
                                           Weighted-     Weighted-
                            Number           Average       Average
                    Outstanding at         Remaining      Exercise
       Range of  December 31, 2000  Contractual Life         Price
Exercise Prices      (in thousands)        (in years)    per Share
---------------------------------------------------------------------
$29.50-$31.13             313                 4.4         $  30.91
$45.00-$50.06           1,282                 7.9         $  47.16
$57.75-$65.50             663                 7.4         $  60.60
$69.00-$82.50             816                 6.2         $  70.54
---------------------------------------------------------------------
Total                   3,074                 7.0         $  54.61
---------------------------------------------------------------------

                                          Options Exercisable
---------------------------------------------------------------------
                                           Number        Weighted-
                                   Exercisable at          Average
       Range of                 December 31, 2000   Exercise Price
Exercise Prices                    (in thousands)        per Share
---------------------------------------------------------------------
$29.50-$31.13                              313            $  30.91
$45.00-$59.63                            1,048            $  49.20
$61.25-$82.50                              799            $  66.15
---------------------------------------------------------------------
Total                                    2,160            $  52.82
---------------------------------------------------------------------

     On January 2, 2001, an additional 426,600 shares became exercisable at prices ranging from $57.75 to $70.69 with an expiration date of February 24, 2008.

     Under a plan adopted in 1995, discretionary awards of restricted stock may be made to selected employees. The awards vest over a period designated by the Committee, with payment conditional upon continued employment. Compensation cost is recognized over the vesting period based on the market value of the stock on the date of the award.

     Under the FMC Deferred Stock Plan for Non-Employee Directors, a portion of the annual retainer for these directors was deferred and paid in the form of shares of the company's common stock upon retirement or other termination of their directorships. Effective January 1, 1997, the Board of Directors approved a comprehensive compensation plan that terminated the retirement plan for directors and increased the proportion of director compensation paid in common stock of the company. Benefits provided for and earned under the former plan were converted into stock units payable in shares of common stock of the company upon retirement from the Board based on the fair market value of the common stock on December 31, 1996. At December 31, 2000, stock units representing an aggregate of 39,667 shares of stock were credited to the non-employee directors' accounts. In 1998 and 1999, non-employee directors were also granted options to purchase shares of stock at the fair market value of the stock at the date of grant. At December 31, 2000, options for 30,600 shares were outstanding at prices ranging from $64.36 to $77.31. These grants vested one year from the grant date and expire after ten years. Beginning in 2000, non-employee directors are paid in restricted stock units in lieu of stock options. The restriction on these shares will lapse on April 20, 2001. The shares, however, will not be paid out until retirement from the Board. At December 31, 2000, units representing 8,000 shares of stock were outstanding.

NOTE 14 STOCKHOLDERS' EQUITY

The following is a summary of FMC's capital stock activity over the past three years:

                                              Common     Treasury
(Number of shares in thousands)                Stock        Stock
---------------------------------------------------------------------
December 31, 1997                             37,876        2,952
Stock options and awards                         313           --
Stock for employee benefit trust                  --          116
Stock repurchases                                 --        2,418
---------------------------------------------------------------------
December 31, 1998                             38,189        5,486
Stock options and awards                         143           --
Stock for employee benefit trust, net             --           12
Stock repurchases                                 --        2,470
---------------------------------------------------------------------
December 31, 1999                             38,332        7,968
Stock options and awards                         290           --
Stock for employee benefit trust, net             --           10
---------------------------------------------------------------------
December 31, 2000                             38,622        7,978
---------------------------------------------------------------------

     During 1999 and 1998, approximately 2.5 million and 2.4 million shares, respectively, were acquired under the company's stock repurchase plans at an aggregate cost of $135.9 million and $ 150.0 million, respectively. Shares of common stock repurchased and contributed to a trust for an employee benefit program (net of shares resold as needed to administer the plan) totaled 9,470 shares in 2000, 11,783 shares in 1999 and 116,467 in 1998 at a cost of approximately $0.6 million, $0.5 million and $6.7 million, respectively.

     At December 31, 2000, 4,428,420 shares of unissued FMC common stock were reserved for stock options and awards.

     At December 31, 2000 and 1999, accumulated other comprehensive loss consisted of cumulative foreign currency translation losses of $265.8 million and $196.0 million and minimum pension liability adjustments of $6.8 million and $7.5 million, respectively.

     Covenants of the revolving credit facility agreement (Note 10) contain minimum net worth and other requirements, with which FMC was in compliance as of December 31, 2000.

     No cash dividends are expected to be paid on the company's common stock in 2001.

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

NOTE 15 FOREIGN CURRENCY

The company mitigates its transactional exposure to variability in currency exchange rates by entering into foreign exchange forward or option contracts with third parties.

     In 2000, foreign currency transactional exposures were most affected by the weakening of the euro, British pound, Scandinavian currencies and Japanese yen against the U.S. dollar. Exposures in 1999 were affected primarily by the rebound of the Brazilian real subsequent to its early 1999 devaluation (Note
16). Weakening European and Scandinavian currencies, primarily the Spanish peseta, were partially offset by the 1999 effects of the stronger Japanese yen. European currencies were stable against the U.S. dollar in 1998 while the Canadian dollar and Mexican peso weakened. Also in 1998, the Japanese yen reversed its previous trend and strengthened.

     During 2000, the company's earnings were negatively affected by approximately $10 million (before tax) due to the impact of weaker European currencies (particularly the euro, British pound and Scandinavian currencies) on the company's foreign currency-denominated sales. The reduction in earnings was partly offset by the benefit of paying certain local operating costs in the same European currencies.

     Net income for 2000, 1999 and 1998 included aggregate transactional foreign currency gains/(losses) of $9.1 million, $6.0 million and $(7.7) million, respectively.

     The following table presents the foreign currency adjustments to key balance sheet categories and the offsetting adjustments to accumulated other comprehensive income (for translation of foreign functional currency financial statements) or to income (for foreign currency transaction gains or losses) at December 31:

                                                          Gains (Losses)
(In millions)                                     2000         1999        1998
-------------------------------------------------------------------------------
Cash and cash equivalents                       $ (1.1)      $ 10.4      $(10.4)
Other working capital                            (28.5)       (26.2)       (1.5)
Property, plant & equipment, net                 (29.9)       (24.5)        2.5
Investments                                       (0.4)         5.4        (2.4)
Debt                                              (0.4)         0.5         1.6
Other                                             (0.4)       (21.5)        4.1
                                                -------------------------------
                                                $(60.7)      $(55.9)      $(6.1)
-------------------------------------------------------------------------------
Other comprehensive income (loss)               $(69.8)      $(61.9)      $ 1.6
Gain (loss) in income                              9.1          6.0        (7.7)
-------------------------------------------------------------------------------
                                                $(60.7)      $(55.9)      $(6.1)
-------------------------------------------------------------------------------

NOTE 16 FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Fair value disclosures. The carrying amounts of cash and cash equivalents, trade receivables, other current assets, accounts payable and amounts included in investments and accruals meeting the definition of a financial instrument approximate fair value. The carrying amounts and related estimated fair values for the company's remaining financial instruments are as follows:

(In millions)                                         Carrying       Estimated
December 31, 2000                                       Amount       Fair Value
--------------------------------------------------------------------------------
Assets (Liabilities)
--------------------------------------------------------------------------------
Foreign exchange forward contracts                   $     6.9        $   (21.1)
Natural gas forward contracts                        $      --        $    29.9
Crude oil forward contracts                          $      --        $    (2.3)
Debt                                                 $(1,048.7)       $(1,013.6)
--------------------------------------------------------------------------------

(In millions)                                         Carrying        Estimated
December 31, 1999                                       Amount       Fair Value
--------------------------------------------------------------------------------
Assets (Liabilities)
--------------------------------------------------------------------------------
Foreign exchange forward contracts                   $   (14.1)       $   (12.0)
Natural gas forward contracts                        $      --        $     0.4
Crude oil forward contracts                          $      --        $     0.1
Debt                                                 $(1,293.4)       $(1,258.3)
--------------------------------------------------------------------------------

     Debt. Fair values of debt have been determined through a combination of management estimates and information obtained from independent third parties using market data, such as bid/ask spreads, available on the last business day of the year.

     Derivative financial instruments. Fair values relating to derivative financial instruments reflect the estimated amounts that the company would receive or pay to terminate the contracts at the reporting date based on quoted market prices of comparable contracts as of December 31. At December 31, 1999, derivative financial instruments consisted primarily of foreign exchange forward contracts and natural gas forward contracts. The company entered into foreign exchange forward contracts to manage the currency risk associated with purchases and sales denominated in currencies other than the U.S. dollar. Substantially all of the foreign exchange forward contracts relate to receivables, payables and intercompany transactions and are accounted for as hedges. The company entered into natural gas and crude oil forward contracts to manage its exposure to risks from changes in energy purchases used in its manufacturing processes.

50

Notes to Consolidated Financial Statements

     As of December 31, 2000 and 1999, the company held foreign exchange forward contracts with notional amounts of $605.3 million and 563.2 million, respectively, in which foreign (currencies primarily Norwegian krone, euro, British pound and Singapore in dollar 2000 and Norwegian krone, euro and British pound in 1999) were purchased, and approximately $650.4 million and $574.8 million, respectively, in which foreign currencies (primarily euro, Norwegian krone, Swedish krona, British pound, Brazilian real and Japanese yen in 2000 and euro, Swedish krona, British pound and Japanese yen in 1999) were sold. Notional amounts are used to measure the volume of derivative financial instruments and do not represent potential gain or loss on these agreements.

     During 1998, the company entered into forward contracts with a notional value of $65.0 million to offset various risks associated with the potential devaluation of the Brazilian real. The matured contracts in 1999, subsequent to the devaluation of the real. Losses from the decline in value of the company's real-denominated investments during the 1999 devaluation, as well as 1999 economic losses related to the Brazilian economic crisis, were offset by gains on the forward contracts.

     Standby letters of credit and financial guarantees. In the ordinary course of business with customers, vendors and others,the company is contingently liable for performance under of letters credit and other financial guarantees totaling approximately $148 million at December 31, 2000. Management does not believe it is practicable to estimate the fair value of these financial instruments and does not expect any losses from their resolution.

NOTE 17 COMMITMENTS AND CONTINGENT LIABILITIES

In October, 2000, the company announced an agreement to settle a lawsuit related to its discontinued Defense Systems business. As a result, the Company recorded a $65.7 million charge (net of an income tax benefit of $14.3 million) in its results of discontinued operations during the quarter ended September 30, 2000. After receiving approval from the DOJ and the U.S. District Court, the company paid approximately $80 million to settle the lawsuit in January 2001.

     FMC leases office space, plants and facilities, and various types of manufacturing, data processing and transportation equipment. Leases of real estate generally provide for payment of property taxes, insurance and repairs by FMC. Capital leases are not significant. Rent expense under operating leases amounted to $47.0 million, $45.0 million and $44.4 million in 2000, 1999 and 1998, respectively. Rent expense is net of credits (received for the use of leased transportation assets) of $18.6 million, $20.4 million and $19.5 million in 2000, 1999 and 1998, respectively.

     Minimum future rentals under noncancelable leases aggregated approximately $332.3 million as of December 31, 2000 and are estimated to be payable as follows: $47.3 million in 2001, $45.2 million in 2002, $42.8 million in 2003, $40.0 million in 2004, $29.6 million in 2005 and $127.4 million thereafter. Minimum future rentals for transportation assets included above aggregated approximately $177 million, against which the company expects to continue to receive credits to substantially defray its rental expense.

     In connection with the finalization of Astaris' external financing agreement during the third quarter of 2000, FMC and Solutia have independently contractually agreed to provide Astaris with funding to the extent that the joint venture fails to meet certain financial benchmarks. Subsequent to December 31, 2000, the company received notification that such a contribution will be required in 2001. The company believes that this obligation is not likely to have a significant impact on FMC's earnings, cash flow or financial position.

     The company also has certain other contingent liabilities arising from litigation, claims, performance guarantees, and other commitments incident to the ordinary course of business. Management believes that the ultimate resolution of its known contingencies will not materially affect the consolidated financial position, results of operations or cash flows of FMC.

NOTE 18 BUSINESS SEGMENT AND GEOGRAPHIC SEGMENT DATA

(In millions)

Year ended December 31                                                       2000        1999        1998        1997        1996
----------------------------------------------------------------------------------------------------------------------------------
Revenue
----------------------------------------------------------------------------------------------------------------------------------
Energy Systems                                                           $1,037.3    $1,129.4    $1,320.9    $1,144.3    $  949.0
Food and Transportation Systems                                             839.5       826.3       868.2       889.5       738.8
Agricultural Products                                                       664.7       632.4       647.8       637.6       650.2
Specialty Chemicals                                                         488.8       564.5       598.2       604.8       602.0
Industrial Chemicals/(1)/                                                   905.6     1,141.3     1,138.4     1,012.0     1,041.3
Eliminations                                                                (10.4)      (20.3)      (31.1)      (29.2)      (30.6)
----------------------------------------------------------------------------------------------------------------------------------
Total/(1)/                                                               $3,925.5    $4,273.6    $4,542.4    $4,259.0    $3,950.7
==================================================================================================================================
Income (loss) from continuing operations before income taxes and cumulative effect of changes in accounting principles
----------------------------------------------------------------------------------------------------------------------------------
Energy Systems                                                           $   72.4    $   97.1    $   95.2    $   76.5    $   33.9
Food and Transportation Systems                                              69.0        64.2        72.8        63.9        42.0
Agricultural Products                                                        87.8        64.3        76.3        35.1        93.7
Specialty Chemicals                                                          92.4        73.5        77.9        77.2        65.5
Industrial Chemicals                                                        114.5       144.4       117.5       135.7       181.8
----------------------------------------------------------------------------------------------------------------------------------
Segment operating profit/(2)/                                               436.1       443.5       439.7       388.4       416.9
Corporate                                                                   (69.8)      (76.6)      (85.1)      (86.2)      (91.3)
Other income and expense, net                                                 8.0         2.4         3.2        11.8         3.2
----------------------------------------------------------------------------------------------------------------------------------
Operating profit before gains on divestitures of businesses, asset impairments, restructuring and other charges, and net
   interest expense                                                         374.3       369.3       357.8       314.0       328.8
Gains on divestitures of businesses(3)                                         --        55.5          --          --          --
Asset impairments/(4)/                                                      (11.6)      (29.1)         --      (224.0)         --
Restructuring and other charges/(5)/                                        (45.0)      (14.7)         --       (40.9)         --
Net interest expense/(6)/                                                   (95.1)     (106.7)     (108.3)     (108.8)      (93.0)
----------------------------------------------------------------------------------------------------------------------------------
Total                                                                    $  222.6    $  274.3    $  249.5    $  (59.7)   $  235.8
==================================================================================================================================


     Business segment results are presented net of minority interests, reflecting only FMC's share of earnings. The corporate line primarily includes staff expenses, and other income and expense consists of all other corporate items, including LIFO inventory adjustments and pension income or expense.

(1) Revenue for 2000, 1999 and 1998 has been increased as a result of reclassifications made to apply accounting guidance released in 2000 by the EITF. The reclassifications, which were related to shipping and handling costs, increased sales and cost of sales or services for Industrial Chemicals by $169.0 million, $163.0 million and $164.0 million, respectively. The reclassifications had no effect on the company's previously reported income or earnings per share. Reclassifications were not made for years prior to 1998. (See Note 1.)
(2) Results for all segments are net of minority interests in 2000, 1999, 1998, 1997 and 1996 of $4.6 million, $5.1 million, $6.2 million, $8.9 million and $9.6 million, respectively, the majority of which pertain to Industrial Chemicals.
(3) Gains on divestitures of businesses in 1999 (Note 4) relate to the process additives ($35.4 million) and bioproducts ($20.1 million) operations, both of which are attributable to Specialty Chemicals.
(4) Asset impairments in 2000 (Note 6) are related to Energy Systems ($1.5 million), Specialty Chemicals ($1.1 million) and Industrial Chemicals ($9.0 million). Asset impairments in 1999 are related to Specialty Chemicals ($20.7 million) and Industrial Chemicals ($8.4 million). Asset impairments in 1997 are related to Energy Systems ($18.0 million), Food and Transportation Systems ($9.0 million), Agricultural Products ($9.0 million), Specialty Chemicals ($62.0 million) and Industrial Chemicals ($126.0 million).
(5) Restructuring and other charges in 2000 (Note 6) are related to Energy Systems ($1.4 million), Food and Transportation Systems ($8.0 million), Specialty Chemicals ($ 1.8 million), Industrial Chemicals ($33.0 million) and Corporate ($0.8 million). Restructuring and other charges in 1999 are related to Energy Systems ($1.5 million), Food and Transportation Systems ($7.1 million), Agricultural Products ($2.2 million), Specialty Chemicals ($1.3 million), Industrial Chemicals ($0.6 million) and Corporate ($2.0 million). Restructuring and other charges in 1997 are related to Energy Systems ($17.9 million), Food and Transportation Systems ($10.0 million) and Agricultural Products ($13.0 million).
(6) Net interest expense in 2000 includes interest expense of $2.4 million from external financing of the phosphorus joint venture.

52

Notes to Consolidated Financial Statements

(In millions)

December 31                                                               2000         1999         1998         1997         1996
-----------------------------------------------------------------------------------------------------------------------------------
Operating Capital Employed/(1)/
Energy Systems                                                        $  505.0     $  439.3     $  471.4     $  550.6     $  649.5
Food and Transportation Systems                                          428.1        370.4        384.4        429.3        495.4
Agricultural Products                                                    490.3        552.0        567.3        503.9        546.8
Specialty Chemicals                                                      661.2        652.9        638.8        642.8        630.4
Industrial Chemicals                                                     715.2        818.0        740.8        731.7        920.1
-----------------------------------------------------------------------------------------------------------------------------------
Total operating capital employed                                       2,799.8      2,832.6      2,802.7      2,858.3      3,242.2
Segment liabilities included in total operating capital employed         975.6      1,070.7      1,125.0      1,087.0        917.2
Corporate items                                                          (29.5)        92.5        238.7        167.8        194.5
-----------------------------------------------------------------------------------------------------------------------------------
Assets of continuing operations                                        3,745.9      3,995.8      4,166.4      4,113.1      4,353.9
Net assets of discontinued operations/(2)/                                  --           --           --           --        113.5
-----------------------------------------------------------------------------------------------------------------------------------
Total assets                                                          $3,745.9     $3,995.8     $4,166.4     $4,113.1     $4,467.4
===================================================================================================================================
Segment Assets/(3)/
Energy Systems                                                        $  752.1     $  749.4     $  848.1     $  829.0     $  874.2
Food and Transportation Systems                                          627.5        571.7        618.7        654.2        709.4
Agricultural Products                                                    687.1        735.1        702.3        697.0        646.7
Specialty Chemicals                                                      724.3        732.6        722.8        723.6        714.7
Industrial Chemicals                                                     984.4      1,114.5      1,035.8      1,041.5      1,214.4
-----------------------------------------------------------------------------------------------------------------------------------
Total segment assets                                                   3,775.4      3,903.3      3,927.7      3,945.3      4,159.4
Corporate items                                                          (29.5)        92.5        238.7        167.8        194.5
-----------------------------------------------------------------------------------------------------------------------------------
Assets of continuing operations                                        3,745.9      3,995.8      4,166.4      4,113.1      4,353.9
Net assets of discontinued operations/(2)/                                  --           --           --           --        113.5
-----------------------------------------------------------------------------------------------------------------------------------
Total assets                                                          $3,745.9     $3,995.8     $4,166.4     $4,113.1     $4,467.4
===================================================================================================================================

(1) Company management views operating capital employed, which consists of assets, net of liabilities, reported by the company's operations (and excludes corporate items such as cash equivalents, debt, pension liabilities, income taxes and LIFO reserves), as its primary measure of segment capital.
(2) Net assets of discontinued operations comprise the net assets of FMC's Defense Systems operations. (See Note 5.)
(3) Segment assets are assets recorded and reported by the segments, and are equal to segment operating capital employed plus segment liabilities. (See
     Note 1.)




                                                                             Depreciation                    Research and
(In millions)                                Capital expenditures           and amortization             development expenses
Year ended December 31                      2000      1999      1998     2000      1999      1998       2000      1999        1998
-----------------------------------------------------------------------------------------------------------------------------------
Energy Systems                            $ 20.2    $ 14.7    $ 30.4   $ 29.8    $ 31.4    $ 36.5     $ 33.8    $ 25.7      $ 24.7
Food and Transportation Systems             21.8      26.1      28.9     28.2      28.2      26.9       22.9      26.1        26.0
Agricultural Products                       21.8      36.6      37.4     26.1      23.1      29.2       66.7      60.9        60.2
Specialty Chemicals                         39.2      40.0      60.5     34.8      36.7      36.8       19.1      21.2        28.0
Industrial Chemicals                       126.0     115.5     102.3     62.9      63.4      76.6       12.0      18.5        18.6
Corporate                                   11.4       3.4       6.4      7.1       8.0       9.5         --        --         0.2
-----------------------------------------------------------------------------------------------------------------------------------
Total                                     $240.4    $236.3    $265.9   $188.9    $190.8    $215.5     $154.5    $152.4      $157.7
===================================================================================================================================

                                                                            [53]

Order backlog (unaudited)
--------------------------------------------------------------------------------
(In millions)
December 31                                         2000       1999         1998
--------------------------------------------------------------------------------
Energy Systems                                  $  425.1    $ 593.4   $    877.9
Food and Transportation Systems                 $  219.2    $ 247.2   $    256.0
--------------------------------------------------------------------------------
Order backlog is calculated as the estimated sales value of unfilled, confirmed customer orders at the reporting date. Backlog is not reported for Agricultural Products, Specialty Chemicals or Industrial Chemicals due to the nature of these businesses.

Geographic Segment Information Revenue
--------------------------------------------------------------------------------
(In millions)
Year ended December 31                         2000          1999           1998
--------------------------------------------------------------------------------
Third party revenue (by
   location of customer):
United States                            $  1,700.2   $   1,880.5   $    2,003.1
All other countries                         2,225.3       2,393.1        2,539.3
--------------------------------------------------------------------------------
Total revenue                            $  3,925.5   $   4,273.6   $    4,542.4
--------------------------------------------------------------------------------

Long-lived assets
--------------------------------------------------------------------------------
(In millions)
December 31                                                  2000           1999
--------------------------------------------------------------------------------
United States                                         $   1,290.0   $    1,427.3
All other countries                                         541.3          560.2
--------------------------------------------------------------------------------
Total long-lived assets                               $   1,831.3   $    1,987.5
--------------------------------------------------------------------------------

NOTE 19 QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

                                                           2000                                           1999
(In millions, except per share data and
common stock prices)                      1st Qtr.  2nd Qtr.   3rd Qtr.   4th Qtr.   1st Qtr.     2nd Qtr.    3rd Qtr.     4th Qtr.
-----------------------------------------------------------------------------------------------------------------------------------
Revenue/(1)/                              $1,003.6  $1,010.9  $   958.7  $   952.3  $  1,010.2   $  1,107.4   $ 1,078.3   $ 1,077.7
Income from continuing operations before
   minority interests, net interest
   expense and income taxes               $   67.1  $   66.3  $   101.6  $    84.9  $     69.3   $    120.7   $    98.5   $    97.6
Income from continuing operations         $   32.8  $   38.0  $    56.5  $    50.0  $     30.3   $     68.9   $    64.0   $    52.8
Income (loss) from discontinued
  operations, net of income taxes               --        --      (66.7)        --          --         18.0          --       (21.4)
-----------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                         $   32.8  $   38.0  $   (10.2) $    50.0  $     30.3   $     86.9   $    64.0   $    31.4
-----------------------------------------------------------------------------------------------------------------------------------
Basic net income (loss) per common
   share/(2)/                             $   1.08  $   1.25  $   (0.34) $    1.64  $     0.94   $     2.73   $    2.04   $    1.03
-----------------------------------------------------------------------------------------------------------------------------------
Diluted net income (loss) per common
   share/(2)/                             $   1.05  $   1.20  $   (0.32) $    1.57  $     0.92   $     2.65   $    1.98   $    1.00
-----------------------------------------------------------------------------------------------------------------------------------
Weighted average shares outstanding:
Basic                                         30.4      30.4       30.4       30.6        32.3         31.8        31.4        30.5
Diluted                                       31.3      31.5       31.6       31.8        33.0         32.8        32.3        31.3
-----------------------------------------------------------------------------------------------------------------------------------
Common stock prices:
High                                      $59.6250  $66.0000  $71.37500   $76.4375    $59.1875     $74.3125    $70.5000    $57.3125
Low                                       $46.6875  $56.5625  $58.34375   $65.7500    $48.5000     $49.8750    $46.5000    $39.6250
-----------------------------------------------------------------------------------------------------------------------------------

Significant transactions that affected quarterly results in 2000 and 1999 are described in Notes 1, 3, 4, 5 and 6.

/(1)/ Revenue for all periods has been increased as a result of reclassifications made to apply the accounting guidance released in 2000 by the EITF. The reclassifications, which were related to shipping and handling costs, had no effect on the company's previously reported income or earnings per share. (See Note 1.)
/(2)/ The sum of quarterly earnings per common share in 1999 differs from the full-year amount due to changes in the number of shares outstanding during the year.

54

 Ten-Year Financial Summary

(In millions, except share data and per share amounts)

                                                                                          2000                1999            1998
Summary of earnings
Revenue/(1)/                                                                          $    3,925.5          4,273.6         4,542.4
-----------------------------------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations before minority interests, net interest expense, income taxes, extraordinary items and cumulative effect of changes
   in accounting principles                                                           $      319.9            386.1           364.0
-----------------------------------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations before income taxes, extraordinary items
   and cumulative effect of changes in accounting principles                          $      222.6            274.3           249.5
Provision (benefit) for income taxes                                                          45.3             58.3            64.2
-----------------------------------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations before extraordinary items and cumulative
   effect of changes in accounting principles                                         $      177.3            216.0           185.3
Discontinued operations, net of income taxes                                                 (66.7)            (3.4)          (42.7)
Extraordinary items, net of income taxes                                                        --               --              --
Cumulative effect of changes in accounting principles, net of income taxes                      --               --           (36.1)
-----------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                                                     $      110.6            212.6           106.5
------------------------------------------------------------------------------------------------------------------------------------
After-tax income from continuing operations excluding special income and expense items/(2)//(3)/, and before extraordinary items and cumulative
   effect of changes in accounting principles                                         $      212.2            195.1           185.3
-----------------------------------------------------------------------------------------------------------------------------------
Total dividends                                                                                 --               --              --
------------------------------------------------------------------------------------------------------------------------------------
Share data
Average number of shares used in earnings per share computations (thousands):
   Basic                                                                                    30,439           31,516          34,007
   Diluted                                                                                  31,576           32,377          34,939
------------------------------------------------------------------------------------------------------------------------------------
Basic earnings (loss) per share
   Continuing operations                                                              $       5.83             6.86            5.45
   Discontinued operations                                                                   (2.20)           (0.11)          (1.26)
   Extraordinary items                                                                          --               --              --
   Cumulative effect of changes in accounting principles                                        --               --           (1.06)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                      $       3.63             6.75            3.13
-----------------------------------------------------------------------------------------------------------------------------------
Diluted earnings (loss) per share
   Continuing operations                                                              $       5.62             6.67            5.30
   Discontinued operations                                                                   (2.12)           (0.10)          (1.22)
   Extraordinary items                                                                          --               --              --
   Cumulative effect of changes in accounting principles                                        --               --           (1.03)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                      $       3.50             6.57            3.05
-----------------------------------------------------------------------------------------------------------------------------------
Other information
After-tax income per share from continuing operations excluding special income and expense items/(2)//(3)/
     Basic                                                                            $       6.97             6.19            5.45
     Diluted                                                                          $       6.72             6.03            5.30
-----------------------------------------------------------------------------------------------------------------------------------
Financial position at year end
Total assets                                                                          $    3,745.9          3,995.8         4,166.4
Long-term debt (less current portion)                                                 $      872.1            945.1         1,326.4
Stockholders' equity                                                                  $      800.4            743.6           729.4
-----------------------------------------------------------------------------------------------------------------------------------
Other data
Capital expenditures                                                                  $      240.4            236.3           265.9
Depreciation expense                                                                  $      157.5            162.7           189.0
Amortization expense                                                                  $       31.4             28.1            26.5
-----------------------------------------------------------------------------------------------------------------------------------

 (1) Revenue for 2000, 1999 and 1998 has been increased as a result of reclassifications made to apply accounting guidance released in 2000 by the Emerging Issues Task Force. The reclassifications, which were related to shipping and handling costs, had no effect on the company's previously reported income or earnings per share. Reclassifications were not made for years prior to 1998. See Note 1 to the company's consolidated financial statements.

 (2) Income from continuing operations excluding special income and expense items and income per share from continuing operations excluding special income and expense items are not measures of financial performance under generally accepted accounting principles and should not be considered in isolation from, or as a subtitute for, income from continuing operations, net income or earnings per share determined in accordance with generally accepted accounting principles, nor as the sole measure of the company's profitability.

      1997                1996              1995              1994              1993                1992                 1991
    4,259.0              3,950.7          3,482.6            2,869.4           2,678.8            2,692.1               2,568.6
-------------------------------------------------------------------------------------------------------------------------------

       58.0                338.4            234.2              212.0             (17.3)             143.0                 172.7
-------------------------------------------------------------------------------------------------------------------------------
      (59.7)               235.8            152.7              150.9             (79.9)              59.9                  63.8
      (35.2)                73.0             (2.0)              41.6             (62.8)               9.4                   9.4
-------------------------------------------------------------------------------------------------------------------------------
      (24.5)               162.8            154.7              109.3             (17.1)              50.5                  54.4
      191.4                 47.9             60.9               64.1              58.1               68.9                 118.7
         --                   --               --                 --              (4.7)             (11.4)                 (9.2)
       (4.5)                  --               --                 --                --             (183.7)                   --
-------------------------------------------------------------------------------------------------------------------------------
      162.4                210.7            215.6              173.4              36.3              (75.7)                163.9
-------------------------------------------------------------------------------------------------------------------------------

      156.4                162.8            151.2              109.3              56.4               50.5                  54.4
-------------------------------------------------------------------------------------------------------------------------------
         --                   --               --                 --                --                 --                    --
-------------------------------------------------------------------------------------------------------------------------------
     36,805               37,024           36,615             36,369            35,976             35,595                35,024
     36,805               38,058           37,721             37,195            35,976             36,796                36,267
-------------------------------------------------------------------------------------------------------------------------------

      (0.67)                4.40             4.23               3.01             (0.48)              1.42                  1.55
       5.20                 1.29             1.66               1.76              1.62               1.94                  3.39
         --                   --               --                 --             (0.13)             (0.32)                (0.26)
      (0.12)                  --               --                 --                --              (5.16)                   --
-------------------------------------------------------------------------------------------------------------------------------
       4.41                 5.69             5.89               4.77              1.01              (2.12)                 4.68
-------------------------------------------------------------------------------------------------------------------------------
      (0.67)                4.28             4.10               2.94             (0.48)              1.37                  1.50
       5.20                 1.26             1.62               1.72              1.62               1.87                  3.27
         --                   --               --                 --             (0.13)             (0.31)                (0.25)
      (0.12)                  --               --                 --                --              (4.99)                   --
-------------------------------------------------------------------------------------------------------------------------------
       4.41                 5.54             5.72               4.66              1.01              (2.06)                 4.52
-------------------------------------------------------------------------------------------------------------------------------

       4.25                 4.40             4.13               3.01              1.56               1.42                  1.55
       4.13                 4.28             4.01               2.94              1.53               1.37                  1.50
-------------------------------------------------------------------------------------------------------------------------------

    4,113.1              4,467.4          3,751.8            2,857.1           2,532.1            2,565.3               2,393.6
    1,140.2              1,268.4            974.4              901.2             749.8              843.4                 928.6
      760.6                855.8            653.5              416.6             216.9              219.0                 309.8
-------------------------------------------------------------------------------------------------------------------------------

      316.7                485.1            427.8              271.0             204.6              179.6                 168.7
      218.3                205.7            182.6              173.8             172.8              179.9                 166.7
       25.3                 19.3             13.0                6.0               4.3                2.0                   1.7
-------------------------------------------------------------------------------------------------------------------------------

(3) Summary of special income (expense) items:
    (in millions except per share amounts)

    Year ended December 31                                        2000      1999       1997      1995      1993
-----------------------------------------------------------------------------------------------------------------
    Pre-tax basis
      Asset impairments                                        $  (11.6)  $ (29.1)  $ (224.0)  $ (26.4)  $   (8.1)
      Restructuring and other charges                             (45.0)    (14.7)     (40.9)   (108.1)    (114.4)
      Gains on divestitures of business                               -      55.5          -         -          -
      Gain on sale of FMC Wyoming stock                               -         -          -      99.7          -
      Write off of aquired in-process research and
        development                                                   -         -          -     (15.5)         -
------------------------------------------------------------------------------------------------------------------
      Total special income (expense) items, pre-tax            $  (56.6)  $  11.7   $ (264.9)  $ (50.3)  $ (122.5)
------------------------------------------------------------------------------------------------------------------
    After-tax basis
      Total special income (expense) items, net of
        income taxes                                           $  (34.9)  $  20.9   $ (180.9)  $   3.5   $  (73.5)
-----------------------------------------------------------------------------------------------------------------
    Per share
      Total special income (expense) items, per share:
        Basic                                                   $ (1.14)  $  0.67   $  (4.92)  $  0.10   $  (2.04)
-----------------------------------------------------------------------------------------------------------------
        Diluted                                                 $ (1.10)  $  0.64   $  (4.77)  $  0.09   $  (1.99)
-----------------------------------------------------------------------------------------------------------------

56

Independent Auditors' Report

[LOGO]

The Board of Directors and Stockholders, FMC Corporation:


We have audited the accompanying consolidated balance sheets of FMC Corporation and consolidated subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of income, cash flows and changes in stockholders' equity for each of the years in the three-year period ended December 31, 2000. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of FMC Corporation and consolidated subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

KPMG LLP
Chicago, Illinois
February 9, 2001

Management's Report on Financial Statements

The consolidated financial statements and related information have been prepared by management, who are responsible for the integrity and objectivity of that information. Where appropriate, they reflect estimates based on judgments of management. The statements have been prepared in conformity with accounting principles generally accepted in the United States. Financial information included elsewhere in this annual report is consistent with that contained in the consolidated financial statements.

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

Chicago, Illinois
February 9, 2001

Directors and Officers

Board of Directors

Robert N. Burt/1/
Chairman of the Board and
Chief Executive Officer

Joseph H. Netherland/4/
President

William G. Walter
Executive Vice President;
General Manager
Specialty Chemicals Group

B. A. Bridgewater, Jr./1,2,5/
Retired Chairman of the Board,
President and Chief Executive Officer,
Brown Group, Inc.

Patricia A. Buffler/3,4/
Dean Emerita,
Professor of Epidemiology,
School of Public Health,
University of California, Berkeley

Albert J. Costello/2,5/
Retired Chairman, President
and Chief Executive Officer,
W. R. Grace & Co.

Paul L. Davies, Jr./1,2/
President, Lakeside Corporation,
a private real estate investment
company

Asbjorn Larsen/3,5/
Retired President and
Chief Executive Officer,
Saga Petroleum ASA

Edward J. Mooney/2,3/
Retired Delegue General-North America,
Suez Lyonnaise des Eaux

William F. Reilly/1,2,3/
Founder
PRIMEDIA Inc.,
Founding Partner,
Aurelian Communications

Enrique J. Sosa/3,4/
Former President,
BP Amoco Chemicals

James R. Thompson/4,5/
Former Governor of Illinois;
Chairman, Chairman of the
Executive Committee
and Partner, Law Firm of
Winston & Strawn

Clayton Yeutter/4,5/
Of Counsel, Hogan & Hartson,
former U.S. Trade Representative,
and former Secretary,
U.S. Department of Agriculture

/1/ Executive Committee
/2/ Compensation and Organization
    Committee
/3/ Audit Committee
/4/ Public Policy Committee
/5/ Nominating and Board Procedures
    Committee

Officers

Robert N. Burt *
Chairman of the Board and
Chief Executive Officer

Joseph H. Netherland *
President

William G. Walter *
Executive Vice President;
General Manager
Specialty Chemicals Group

Stephen F. Gates *
Senior Vice President,
General Counsel and
Corporate Secretary

William H. Schumann III *
Senior Vice President and
Chief Financial Officer

Patricia D. Brozowski
Vice President
Communications

Charles H. Cannon, Jr.*
Vice President;
General Manager
FMC FoodTech
Airport Systems

W. Kim Foster *
Vice President;
General Manager
Agricultural Products Group

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

58

Major Operating
Units

Energy Systems
Energy Transportation
 and Measurement
Petroleum Equipment
 and Systems

Food and
Transportation Systems
Airport Systems
FMC FoodTech
 Citrus Systems
 Food Processing Systems
 Food Systems and Handling
 Frigoscandia Freezer

Agricultural Products

Specialty Chemicals
FMC BioPolymer
Lithium

Industrial Chemicals
Active Oxidants
Alkali Chemicals
FMC Foret, S.A.
Hydrogen Peroxide
Astaris LLC,
 a joint-venture company

Executive Offices

FMC Corporation
200 E. Randolph Drive
Chicago, Illinois 60601
Internet:  www.fmc.com

Subsidiaries and Affiliates in Other Nations

Angola
FMC International AG

Argentina
FMC Argentina, S.A.
Minera Del Altiplano S.A.

Australia
FMC (Australia), Ltd.
FMC International, AG

Austria
FMC Chemikalien
 Handelsgesellschaft G.m.b.H.

Bangladesh
FMC International AG

Barbados
FMC International Sales Corporation

Belgium
FMC Europe N.V.

Brazil
FMC do Brasil Industria e
 Commercio S.A.

Canada
FMC of Canada Limited
FMC Offshore Canada Company

Chile
Chile Limitada
FMC Corporation, Inc.
Neogel S.A.

China
FMC Asia Pacific, Inc.
FMC Hong Kong Limited
Suzhou Fu Mei-Shi Crop Care
 Company, Ltd.

Colombia
FMC Latino America, S.A.

Czech Republic
F&N Agro Ceska Republika, spol s.r.o.

Denmark
FMC A/S

Egypt
FMC International AG

Equatorial Guinea
FMC Subsea Service, Inc.

France
FMC BioPolymer France S.A.S.
FMC Europe, S.A.
FMC Food Machinery S.A.
FMC France S.A.
FMC Overseas, S.A.
Frigoscandia Equipment S.A.

Gabon
FMC Gabon S.A.R.L.

Germany
FMC BioPolymer GmbH
FMC GmbH
Frigoscandia Equipment GmbH
Jetway GmbH
F.A. Sening GmbH
Smith Meter GmbH

Greece
FMC Hellas EPE
FMC International AG

Guatemala
FMC Guatemala, S.A.

Hong Kong
FMC Agricultural
 Products International AG
FMC Asia Pacific, Inc.
FMC Hong Kong Limited

India
FMC Sanmar Limited
FMC Asia Pacific, Inc.
FMC India (Pvt.) Ltd.

Indonesia
FMC Hong Kong Limited
PT Bina Guna Kimia (Indonesia)
PT FMC Santana Petroleum
 Equipment Indonesia

Ireland
FMC International AG

Italy
FMC Italia S.p.A.

Japan
Asia Lithium Corporation
FMC, K.K.
Honjo-FMC Energy Systems Inc.
L.H. Company, Ltd.

Jordan
FMC International AG

Kenya
FMC International AG

Korea
FMC Korea Limited

Malaysia
FMC Wellhead Equipment Sdn. Bhd.
FMC Petroleum Equipment (Malaysia)
 Sdn. Bhd.
Jetway Systems Asia Inc.

Mexico
FMC Agroquimica de Mexico,
 S.R.L. de C.V.
Electro Quimica Mexicana, S.A. de C.V.
E.M.D., S.A. de C.V.
FMC Ingredientes Alimenticios, S.A. de
 C.V.
FMC Alimentos S.A. de C.V.
FMC Productos y Servicios, S.A. de C.V.

Netherlands
FMC Fluid Control (Nederland) B.V.
FMC Industrial Chemicals
 (Netherlands) B.V.

Nigeria
FMC International Nigeria Ltd.

Norway
FMC BioPolymer AS
Kongsberg Offshore, AS

Pakistan
FMC International AG
FMC United (Private) Limited

Panama
FMC Latino America, S.A.

Philippines
FMC International AG
Marine Colloids Philippines, Inc.

Poland
F&R Agro Sp. z.o.o.

Puerto Rico
FMC International AG

Singapore
FMC Singapore Pte. Ltd.
FMC Southeast Asia Pte., Ltd.

Slovakia
F&N Agro Slovensko, spol s.r.o.

South Africa
FMC (South Africa)(Proprietary) Limited

Spain
Comercial e Industrial
 de Productos Quimicos S.A.
FMC Airline Equipment Europe, S.A.
FMC Foret, S.A.
Forel, S.L.
Forenato, S.L.
Forsean, S.A.
Frigoscandia Equipment Iberica, S.A.
Peroxidos Organicos, S.A.
Sibelco Espanola, S.A.
Valentin Herraiz, S.A.

Sweden
Frigoscandia Equipment Holding AB
Frigoscandia Equipment AB
Frigoscandia Equipment International AB
Frigoscandia Equipment Norden AB
Frigoscandia Freezer AB
Potato Processing Machinery AB

Switzerland
FMC Agricultural
 Products International AG
FMC International AG
FMC Kongsberg International AG

Thailand
FMC (Thailand) Limited
Thai Peroxide Company, Ltd.

Turkey
FMC BioPolymer Kimyevi Urunler
 Ticaret Ltd. Sti.

Ukraine
FMC International AG

United Arab Emirates
FMC International AG

United Kingdom
FMC Corporation (UK) Limited

Venezuela
Tripoliven, C.A.
FMC Wellhead de Venezuela, S.A.

Italicized brand names used throughout this report are the trademarks of FMC Corporation or its subsidiaries. (C) 2001 FMC Corporation.

Stockholder Data

Annual Meeting of  Stockholders

FMC's annual meeting of stockholders will be held at 2 p.m. on Friday, April 20, 2001, at 200 E. Randolph Drive, Chicago, Illinois.

Notice of the meeting, together with proxy materials, will be mailed approximately 40 days prior to the meeting to stockholders of record as of February 23, 2001.

Transfer Agent and Registrar of Stock

Harris Trust and Savings Bank
P.O. Box 755, Chicago, Illinois 60690
Questions concerning FMC common stock should be sent to the above address, or call (877) 360-5143.

Stock Exchange Listing

New York Stock Exchange
Pacific Stock Exchange
Chicago Stock Exchange

Stock  Exchange  Symbol

FMC

Form 10-K

A copy of the company's annual report to the Securities and Exchange Commission on Form 10-K for 2000 is available upon written request to:

FMC Corporation
Communications Department
200 E. Randolph Drive
Chicago, Illinois 60601

However, most information required under Parts II and III of Form 10-K has been incorporated by reference to the annual report to stockholders or the proxy statement.

FMC was incorporated in Delaware in 1928.

FMC                           www.fmc.com

FMC Corporation         200 East Randolph Drive      Chicago, Illinois 60601